As filed with the United States Securities and Exchange Commission on December 22, 2022.
Registration No: 333-264811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMCI Acquisition Corp. II
(Exact name of registrant as specified in its charter)

Delaware	6770	86-1763050
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
600 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 625-9200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nimesh Patel
Chief Executive Officer
600 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 625-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Elliott M. Smith Oliver Wright White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Tel: (212) 819-8200	Kerry S. Burke Brian Rosenzweig Covington & Burling LLP One CityCenter Washington, D.C. 20001 Tel: (202) 662-6000	Denny Kwon Scott A. Anthony Covington & Burling LLP Salesforce Tower 415 Mission Street, Suite 5400 San Francisco, California 94105 Tel: (415) 591-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i)	☐	Exchange Act Rule 14d-1(d)	☐
(Cross-Border Issuer Tender Offer)		(Cross-Border Third-Party Tender Offer)
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commissions is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED DECEMBER 22, 2022
PROXY STATEMENT OF AMCI ACQUISITION CORP. II
PROSPECTUS FOR
181,700,000 SHARES OF CLASS A COMMON STOCK OF AMCI ACQUISITION CORP. II (WHICH WILL BE RENAMED LANZATECH GLOBAL, INC.)
On March 6, 2022, the board of directors of AMCI Acquisition Corp. II, a Delaware corporation (“AMCI,” “we,” “us” or “our”), unanimously approved an agreement and plan of merger, dated March 8, 2022, by and among AMCI, AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AMCI (“Merger Sub”), and LanzaTech NZ, Inc., a Delaware corporation (“LanzaTech”) (as it may be further amended and restated, supplemented or modified from time to time, the “Merger Agreement”). On December 7, 2022, the board of directors of AMCI approved an amendment to the Merger Agreement, which was executed by the parties on December 7, 2022. If the Merger Agreement is adopted by AMCI’s stockholders and the transactions under the Merger Agreement are consummated (the “Business Combination”), Merger Sub will merge with and into LanzaTech with LanzaTech surviving the merger as a wholly owned subsidiary of AMCI (the “Merger”). In addition, in connection with the consummation of the Business Combination (the “Closing,” and the date of the Closing, the “Closing Date”), AMCI will be renamed “LanzaTech Global, Inc.” and is referred to herein as “New LanzaTech” as of the time following such name change. Immediately prior to the Business Combination, all issued and outstanding shares of preferred stock of LanzaTech (each, a “LanzaTech preferred share”) will be automatically converted into shares of common stock of LanzaTech (each, a “LanzaTech common share”) based on the applicable conversion ratio under LanzaTech’s certificate of incorporation at such time (the “LanzaTech Share Conversion”). As a result of the LanzaTech Share Conversion, all accrued and any declared and unpaid dividends on each LanzaTech preferred share will become payable (the aggregate amount of such dividends, the “LanzaTech Dividend Amount”).
Under the Merger Agreement, AMCI has agreed to acquire all of the outstanding equity interests of LanzaTech for consideration consisting of equity interests of New LanzaTech valued at $1,817,000,000 in the aggregate (the “Equity Value”). The consideration to be paid to holders of shares of LanzaTech capital stock will be shares of common stock of New LanzaTech (“New LanzaTech Common Stock”) (valued at $10.00 per share). See the section entitled “The Business Combination Proposal — Consideration to LanzaTech Stockholders” for more information. The number of shares of New LanzaTech Common Stock payable in the Business Combination in respect of each share of LanzaTech capital stock will be determined based on an exchange ratio (the “Exchange Ratio”) equal to the quotient of: (i) the difference of (a) the Equity Value minus (b) the LanzaTech Dividend Amount, divided by (ii) $10.00, divided by (iii) the number of LanzaTech common shares outstanding as of immediately prior to the Effective Time (as defined below), determined on a fully diluted basis after giving effect to the LanzaTech Share Conversion and assuming the exercise in full of all LanzaTech warrants (as defined below), LanzaTech options (as defined below) and vesting in full of all LanzaTech RSAs (as defined below), but excluding shares issuable under the AM SAFE Warrant, the AM SAFE Note and the Brookfield SAFE (each, as defined below). In addition, the accumulated dividends payable to the holders of LanzaTech preferred shares in connection with the LanzaTech Share Conversion will be settled by delivery of New LanzaTech Common Stock, as part of the aggregate consideration described above in this paragraph.
Pursuant to the Merger Agreement, at the effective time of the Business Combination (the “Effective Time”): (i) each warrant to purchase shares of LanzaTech capital stock (each, a “LanzaTech warrant”) that is outstanding and unexercised immediately prior to the Effective Time and would automatically be exercised or exchanged in full in accordance with its terms by virtue of the occurrence of the Business Combination, will be so automatically exercised or exchanged in full for the applicable shares of LanzaTech capital stock, and each such share of LanzaTech capital stock will be treated as being issued and outstanding immediately prior to the Effective Time and will be cancelled and converted into the right to receive the applicable shares of New LanzaTech Common Stock; (ii) each LanzaTech warrant that is outstanding and unexercised prior to the Effective Time and is not automatically exercised in full as described in clause (i) will be converted into a warrant to purchase shares of New LanzaTech Common Stock (each, a “New LanzaTech warrant”), in which case (a) the number of shares underlying such New LanzaTech warrant will be determined by multiplying the number of shares of LanzaTech capital stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, and (b) the per share exercise price of such New LanzaTech warrant will be determined by dividing the per share exercise price of such LanzaTech warrant immediately prior to the Effective Time by the Exchange Ratio, except that in the case of a certain warrant issued by LanzaTech to ArcelorMittal XCarb S.à r.l. (“ArcelorMittal”) on December 8, 2021 (the “AM SAFE Warrant”), such exercise price will be $10.00; and (iii) to the extent not converted in full immediately prior to the Effective Time, the Brookfield SAFE will be assumed by New LanzaTech and will be convertible into shares of New LanzaTech Common Stock.
Pursuant to the Merger Agreement, at the Effective Time, each option to purchase shares of LanzaTech common stock that is outstanding as of the Effective Time (each, a “LanzaTech option”) will be converted into an option to purchase a number of shares of New LanzaTech Common Stock (each, a “New LanzaTech option”) (rounded down to the nearest whole share) equal to the product of (i) the number of shares of LanzaTech common stock subject to such LanzaTech option multiplied by (ii) the Exchange Ratio. The exercise price of such New LanzaTech options will be equal to the quotient of (a) the exercise price per share of such LanzaTech option in effect immediately prior to the Effective Time divided by (b) the Exchange Ratio (and as so determined, this exercise price will be rounded up to the nearest full cent).
Pursuant to the Merger Agreement, at the Effective Time, each award of restricted shares of LanzaTech common stock (each, a “LanzaTech RSA”) that is outstanding immediately prior to the Effective Time will be converted into the right to receive restricted shares of New LanzaTech Common Stock (each, a “New LanzaTech RSA”) on the same terms and conditions as were applicable to such LanzaTech RSA immediately prior to the Effective Time, except that such New LanzaTech RSA will relate to a number of shares of New LanzaTech Common Stock equal to the number of LanzaTech common shares subject to such LanzaTech RSA, multiplied by the Exchange Ratio.
In connection with the execution of the Merger Agreement, AMCI entered into subscription agreements (as amended on December 7, 2022, the “Initial Subscription Agreements”) with the following institutional and accredited investors (the “Initial PIPE Investors”): Activant Capital IV, LP (“Activant”); AMCI Group, LLC Series 35; BASF Venture Capital GmbH (“BASF”); Future Solutions Investments, LLC (a related party of Khosla Ventures); Guardians of New Zealand Superannuation; K One W One (No. 3) Ltd.; Mitsui & Co. Ltd. (“Mitsui”); Oxy Low Carbon Ventures, LLC (“Oxy”); Primetals Technologies Austria GmbH (“Primetals”); SHV Energy N.V. (“SHV”); and Trafigura US Holdings, Inc. (“Trafigura”).
Pursuant to the Initial Subscription Agreements, the Initial PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 12,500,000 shares of Class A common stock, par value $0.0001 per share, of AMCI (“Class A common stock”) at a purchase price of $10.00 per share (the “Initial PIPE Investment”), for aggregate proceeds of $125,000,000. The Initial PIPE Investment includes 3,000,000 shares of Class A common stock to be issued to ArcelorMittal pursuant to the AM SAFE Note, as a result of which such shares will be treated as part of the Private Placement. ArcelorMittal will be considered a PIPE Investor (as defined below) and will enter into an Initial Subscription Agreement with AMCI prior to the Closing.
Additionally, AMCI entered into subscription agreements (as amended on December 7, 2022, the “Additional Subscription Agreements” and, together with the Initial Subscription Agreements, the “Subscription Agreements”) with the following institutional and accredited investors (the “Additional PIPE Investors” and together with the Initial PIPE Investors, the “PIPE Investors”): Puig International SA (“Puig”) and Woodside Energy Technologies Pty, Ltd. (“Woodside”).
Pursuant to the Additional Subscription Agreements, the Additional PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 5,500,000 shares of Class A common stock at a purchase price of $10.00 per share (the “Additional PIPE Investment” and, together with the Initial PIPE Investment, the “Private Placement”) for aggregate proceeds of $55,000,000. To date, PIPE Investors have agreed to purchase shares of Class A common stock for an aggregate purchase price of $180,000,000 in the Private Placement.
BASF, Future Solutions Investments, LLC, Guardians of New Zealand Superannuation, K One W One (No. 3) Ltd., Mitsui, and Primetals are each stockholders of LanzaTech or affiliates of stockholders of LanzaTech. Each of Mitsui and Guardians of New Zealand Superannuation has the right to appoint and elect, and each currently has appointed and elected, one director to LanzaTech’s board of directors. Certain affiliates of Future Solutions Investments, LLC have the right to appoint and elect, and currently have appointed and elected, two members of LanzaTech’s board of directors. All of the board appointment rights described in this paragraph are expected to terminate upon Closing.
LanzaTech and Mitsui are party to certain collaboration and investment agreements described in the section entitled “Information About LanzaTech — Key Collaboration Agreements.”
Mitsui, ArcelorMittal, BASF, Primetals, Oxy, SHV and Trafigura are commercial partners of LanzaTech.
Further, AMCI Group, LLC Series 35 is an entity in which Hans Mende, a director of AMCI, holds voting and investment control. AMCI Group, LLC Series 35 is a member of the Sponsor and a beneficial owner of more than 5% of AMCI’s currently outstanding securities.
None of Activant, Oxy, SHV or Trafigura is an affiliate of either LanzaTech or AMCI.
LanzaTech is incorporated in Delaware and its headquarters are in Skokie, Illinois. LanzaTech is not a company that was formed under the laws of the People’s Republic of China. However, LanzaTech has business operations in China, several strategic investors located in China, including Sinopec Capital Co., Ltd. (“Sinopec”), and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. LanzaTech also holds a minority ownership stake in Beijing Shougang LanzaTech Technology Co., Ltd. (the “Shougang Joint Venture”). LanzaTech licenses its technology in China to the Shougang Joint Venture. Entities in which the Shougang Joint Venture holds a controlling interest currently produce low carbon ethanol at three commercial scale facilities using LanzaTech’s process technology, which, in addition to its use as fuel, is transported and processed for use in consumer products. For more information on the Shougang Joint Venture, see the section entitled “Information about LanzaTech — Key Collaboration Agreements — Shougang Joint Venture.” Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time holders of outstanding capital stock in LanzaTech will have the right to receive shares of New LanzaTech Common Stock. Such holders will not receive shares in the Shougang Joint Venture.
LanzaTech has determined the Shougang Joint Venture to be a variable interest entity (“VIE”) for which LanzaTech is not the primary beneficiary. This VIE structure was implemented to effectuate the intellectual property licensing arrangement between LanzaTech and the Shougang Joint Venture and is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. LanzaTech had previously determined that it was able to exercise significant influence, but no control, over the Shougang Joint Venture through its equity holdings in the Shougang Joint Venture, its representation on the VIE’s board of directors and participation in the policy-making process. Although LanzaTech has the right to appoint and elect, and currently has appointed and elected, one director to the Shougang Joint Venture’s board of directors, the agreements between LanzaTech, the Shougang Joint Venture and Sinopec do not provide LanzaTech with the power to direct the activities that are most significant to the economic performance of the Shougang Joint Venture. Therefore LanzaTech does not consolidate the Shougang Joint Venture in its financial statements. On September 30, 2022, LanzaTech determined it no longer had significant influence over the operating and financial policies of the Shougang Joint Venture due to the significant decrease in the Shougang Joint Venture’s technological dependence on LanzaTech.

Although LanzaTech is incorporated and headquartered in the United States, LanzaTech may still be subject to certain PRC laws due to its business operations in China. LanzaTech faces risks and uncertainties associated with complex and evolving PRC laws and regulations and as to whether and how recent PRC government statements and regulatory developments, such as those relating to cross-border data security, anti-monopoly concerns and VIEs, would apply to LanzaTech or its operations. Any application of these statements or regulatory actions to LanzaTech or its operations in the future, including a limitation on or disallowance of the VIE structure by Chinese regulatory authorities, could likely result in a material change in LanzaTech’s operations and could result in a material change in the value of the shares of New LanzaTech Common Stock.
For more information, see the following risk factors in the section entitled “Risk Factors — Risks Related to LanzaTech’s Business and Industry”: “Political and economic uncertainty, including changes in policies of the Chinese government or in relations between China and the United States, may impact our revenue and materially and adversely affect our business, financial condition, and results of operations”; “Our ability or the ability of our partners to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters, which can change quickly with little advance notice”; “Our operations and financial results may be impacted if the PRC government determines that the contractual arrangements constituting part of the Shougang Joint Venture VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future”; “We and our partners may be subject to regulatory actions by the Chinese government targeting concerns related to data security and monopolistic behavior”; “Changes in China’s economic, political or social conditions or legal system or government policies could have a material adverse effect on our business and operations”; and “We may be subject to risks that the Chinese government may intervene or influence our operations at any time”.
Pursuant to LanzaTech’s license agreement with the Shougang Joint Venture, the Shougang Joint Venture transfers required payments by wire transfer to LanzaTech, Inc., a wholly owned subsidiary of LanzaTech. As of the date of this proxy statement/prospectus, transfers of cash or other types of assets have been made between the Shougang Joint Venture and LanzaTech and its subsidiaries. The payments made between the Shougang Joint Venture and LanzaTech, Inc. have been in the ordinary course of business and have consisted of payments from LanzaTech, Inc. to the Shougang Joint Venture for the sale of ethanol and payments from the Shougang Joint Venture to LanzaTech, Inc. for sales of microbes, media, consumables and equipment. Payments from LanzaTech, Inc. to the Shougang Joint Venture were approximately $2.9 million for the period from January 1, 2022 to November 30, 2022. No payments were made from LanzaTech, Inc. to the Shougang Joint Venture in 2021. Payments from the Shougang Joint Venture to LanzaTech, Inc. were approximately $130,000 for the period from January 1, 2022 to November 30, 2022, and $300,000 in 2021. LanzaTech has not in the past and does not intend in the future to distribute to its stockholders any amounts that it receives from the Shougang Joint Venture. For more information, see the audited and unaudited financial statements of LanzaTech includes elsewhere in this proxy statement/prospectus.
LanzaTech’s auditor, Deloitte & Touche, LLP, is not headquartered in mainland China or Hong Kong and therefore is not subject to the determinations announced by the Public Company Accounting Oversight Board (the “PCAOB”) on December 16, 2021 regarding the PCAOB’s inability to inspect or investigate registered public accounting firms headquartered in mainland China or Hong Kong. LanzaTech does not expect that the Holding Foreign Companies Accountable Act and related regulations will be applicable to New LanzaTech.
AMCI stockholders should be aware that each of Goldman Sachs & Co. LLC (“Goldman Sachs”), Evercore Group, L.L.C. (“Evercore”) and Barclays Capital Inc. (“Barclays”) (collectively, the “Advisors”) have resigned from, and have ceased and refused to act in, every capacity and relationship with respect to each of AMCI and LanzaTech in which they were described in this proxy statement/prospectus or otherwise in connection with the Business Combination and have waived their fees and reimbursements associated with such relationships. In addition, Evercore has resigned as underwriter pursuant to Section 11(b)(1) of the Securities Act and waived its deferred underwriting fees and other advisory fees, and the Advisors have also disclaimed responsibility for any part of this proxy statement/prospectus. AMCI stockholders should be aware that the resignation of the Advisors may be an indication that they do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and AMCI stockholders should not place any reliance on the participation of the Advisors prior to such resignation in the transactions contemplated in this proxy statement/prospectus. See the section entitled “The Business Combination Proposal — Resignations and Fee Waivers of the Advisors” and the risk factors entitled “Evercore was to be compensated in part on a deferred basis for already-rendered services in connection with AMCI’s IPO and for advisory services provided to AMCI in connection with the Business Combination, Barclays, LanzaTech’s M&A financial and capital markets advisor, was to be compensated for advisory services provided to LanzaTech in connection with the Business Combination, and all of the Advisors, as co-placement agents in the Private Placement, were to be compensated for placement agent services yet to be provided to AMCI in connection with the Business Combination. However, each of the Advisors gratuitously and without any consideration from AMCI and LanzaTech waived such compensation and disclaimed any responsibility for this proxy statement/prospectus” and “The resignation of Barclays, M&A financial and capital markets advisor to LanzaTech and co-placement agent for the Private Placement, Evercore, underwriter to AMCI in its IPO, its financial advisor and co-capital markets advisor in connection with the Business Combination and co-placement agent for the Private Placement, and Goldman Sachs, co-capital markets advisor to AMCI in connection with the Business Combination and co-placement agent for the Private Placement, may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction” contained in this proxy statement/prospectus for additional information.
In connection with the execution of the Merger Agreement, AMCI Sponsor II LLC, a Delaware limited liability company (the “Sponsor”) and the holders of all of the shares of Class B common stock, par value $0.0001 per share, of AMCI (“Class B common stock” or “founder shares”), including certain AMCI directors and officers (all of the foregoing, the “AMCI Insiders”) entered into a support agreement (as amended, the “Sponsor Support Agreement”) with AMCI and LanzaTech, pursuant to which each AMCI Insider agreed, among other things, to: (i) vote all the AMCI Shares (defined below) held by such AMCI Insider (a) in favor of each of the condition precedent proposals (as defined below) and (b) against a business combination not relating to the Business Combination and any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the other transactions contemplated by the Merger Agreement, (y) to the knowledge of such AMCI

Insider, result in a material breach of any covenant, representation or warranty or other obligation or agreement of AMCI under the Merger Agreement or (z) result in a material breach of any covenant, representation or warranty or other obligation or agreement contained in the Sponsor Support Agreement; (ii) irrevocably waive any anti-dilution right or other protection with respect to the shares of Class B common stock that would result in the Class B common stock converting into Class A common stock at a ratio greater than one-for-one; and (iii) not to elect to redeem their respective shares of common stock of AMCI in connection with the Business Combination.
In addition, under the Sponsor Support Agreement, the AMCI Insiders agreed to forfeit, on a pro rata basis, up to one third of the aggregate number of shares of Class A common stock into which the Class B common stock otherwise would automatically convert in connection with the Business Combination (such third portion, the “at-risk founder shares”), in the event that more than 50% of the issued and outstanding shares of Class A common stock immediately prior to the Effective Time are the subject of redemptions (that are not withdrawn) in connection with the Business Combination (with the percentage of redeemed shares above 50% being referred to as the “excess redemption percentage”). The number of at-risk founder shares to be so forfeited will be equal to the excess redemption percentage multiplied by two. However, the AMCI Insiders are permitted to enter into agreements with public stockholders whereby such public stockholders agree not to redeem their shares of Class A common stock in connection with the Business Combination. As an incentive for such agreement not to redeem, the AMCI Insiders may offer to transfer, at the closing of the Business Combination, some of their founder shares to such public stockholders. Pursuant to the Sponsor Support Agreement, the number of forfeited at-risk founder shares will be reduced by the number of such founder shares subject to transfer to AMCI public stockholders, but such reduction will be limited to 1,250,000 founder shares. For example, if 60% of the shares of Class A common stock are redeemed in connection with the Business Combination, there would be a 10% excess redemption percentage, meaning that 20% of the at-risk founder shares would be potentially forfeited, and such 20% will be reduced by the number of founder shares subject to transfer to the public stockholders (but by no more than 1,250,000 shares, even if more than 1,250,000 shares are subject to transfer to the public stockholders). The AMCI Insiders currently own 20% of the voting power of AMCI.
AMCI, the Sponsor and the AMCI Insiders also agreed to enter into a registration rights agreement at the Closing, which will provide that the lock-up period applicable to the 3,750,000 shares of Class B common stock held by the AMCI Insiders will end on the earlier of (i) the date that is one year following the Closing Date, (ii) the date on which AMCI consummates a liquidation, merger, capital stock exchange or other similar transaction after the Closing that results in all of AMCI’s stockholders having the right to exchange their common stock for cash, securities or other property, (iii) the valid termination of the Sponsor Support Agreement, and (iv) the date on which the volume weighted average closing sale price of the shares of New LanzaTech Common Stock is equal to or greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
In connection with the execution of the Merger Agreement, AMCI entered into a support agreement with certain holders of shares of LanzaTech capital stock, pursuant to which, among other things, such holders agreed to vote in favor of the adoption of the Merger Agreement, and any other matters necessary or reasonably requested by AMCI or LanzaTech for consummation of the Business Combination.
Immediately prior to the Effective Time of the Business Combination, each of the currently issued and outstanding shares of Class B common stock will automatically convert, on a one-for-one basis, into shares of Class A common stock in accordance with the terms of the Current Charter (as defined below). Thereafter, in connection with the Closing, each of the then issued and outstanding shares of Class A common stock will be reclassified as shares of New LanzaTech Common Stock in accordance with the terms of the proposed second amended and restated certificate of incorporation of AMCI (the “Proposed Charter”).
Assuming there are no redemptions of Class A common stock, and assuming (a) no election by BGTF LT Aggregator LP, an affiliate of Brookfield Renewable Power Inc. (‘‘Brookfield’’) to convert any portion of the Brookfield SAFE into shares of New LanzaTech Common Stock, (b) no election by ArcelorMittal to exercise any portion of the AM SAFE Warrant for shares of New LanzaTech Common Stock, and (c) no election by the holders of the VLL Warrants (defined below) to exercise any portion of such warrants for shares of New LanzaTech Common Stock, following the Closing: (i) holders of shares of LanzaTech capital stock (the “LanzaTech stockholders”) are expected to hold, in the aggregate, 164,167,259 shares of New LanzaTech Common Stock, or 81.6% of the issued and outstanding shares of New LanzaTech Common Stock, (ii) the holders of the shares of Class A common stock sold in AMCI’s initial public offering (the “public stockholders”) are expected to hold 15,000,000 shares of New LanzaTech Common Stock, or 7.5% of the issued and outstanding shares of New LanzaTech Common Stock, (iii) the AMCI Insiders are expected to hold 3,750,000 shares of New LanzaTech Common Stock, or 1.9% of the issued and outstanding shares of New LanzaTech Common Stock, and (iv) the PIPE Investors are expected to hold 18,000,000 shares of New LanzaTech Common Stock, or 9.0% of the issued and outstanding shares of New LanzaTech Common Stock.
If there are redemptions of 13,325,224 shares of Class A common stock representing approximately 88.8% of AMCI’s currently outstanding Class A common stock, which is the maximum level that would permit completion of the Business Combination consistent with satisfying the Minimum Closing Cash Condition (as defined herein), following the Closing (assuming no conversion of any portion of the Brookfield SAFE into, and no exercise of any portion of the AM SAFE Warrant or the VLL Warrants for, shares of New LanzaTech Common Stock): (i) the LanzaTech stockholders are expected to hold, in the aggregate, 164,167,259 shares of New LanzaTech Common Stock, or 88.0% of the issued and outstanding shares of New LanzaTech Common Stock, (ii) the public stockholders are expected to hold 1,674,776 shares of New LanzaTech Common Stock, or 0.9% of the issued and outstanding shares of New LanzaTech Common Stock, (iii) the AMCI Insiders are expected to hold 2,779,130 shares of New LanzaTech Common Stock, or 1.5% of the issued and outstanding shares of New LanzaTech Common Stock, and (iv) the PIPE Investors are expected to hold 18,000,000 shares of New LanzaTech Common Stock, or 9.6% of the issued and outstanding shares of New LanzaTech Common Stock.
AMCI’s units, Class A common stock and public warrants are publicly traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “AMCIU,” “AMCI” and “AMCIW,” respectively. AMCI intends to apply to list the New LanzaTech Common

Stock and public warrants on Nasdaq under the symbols “LNZA” and “LNZAW,” respectively, upon the Closing. In connection with the Closing, each of AMCI’s outstanding units will separate into the underlying shares of Class A common stock and public warrants and so New LanzaTech will not have units traded following the Closing.
AMCI will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. AMCI cannot complete the Business Combination unless AMCI’s stockholders consent to the approval of the Merger Agreement and the transactions contemplated thereby. AMCI is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.
The Special Meeting of the stockholders of AMCI will be held virtually at                 , New York City time, on                 , 2023 at https://                 . AMCI has determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend the virtual Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit questions during the Special Meeting by visiting https://                 and using a control number assigned to you by Continental Stock Transfer & Trust Company. To register and receive access to the virtual Special Meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.
This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about AMCI, LanzaTech and New LanzaTech and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the section entitled “Risk Factors” on page 53 of this proxy statement/prospectus for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing AMCI.info@investor.morrowsodali.com. This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at https://                 .
Neither the SEC nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated           , 2022, and is first being mailed to stockholders of AMCI on or about                 , 2022.

AMCI ACQUISITION CORP. II
600 Steamboat Road
Greenwich, Connecticut 06830
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                 , 2023
TO THE STOCKHOLDERS OF AMCI ACQUISITION CORP. II:
NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of AMCI Acquisition Corp. II, a Delaware corporation (“AMCI,” “we,” “us” or “our”), will be held virtually at           , New York City time, on                 , 2023 at https://                 . You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
(a)
Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to adopt the agreement and plan of merger, dated as of March 8, 2022 (as amended on December 7, 2022, and as may be further amended and/or restated from time to time, the “Merger Agreement”), by and among AMCI, AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AMCI (“Merger Sub”), and LanzaTech NZ, Inc., a Delaware corporation (“LanzaTech”); and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into LanzaTech with LanzaTech surviving the merger as a wholly owned subsidiary of AMCI (the transactions contemplated by the Merger Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)
Proposal No. 2 — The Charter Proposals — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the following (which we refer to, collectively, as the “Charter Proposals”):

(i)
the proposed second amended and restated certificate of incorporation of AMCI (the “Proposed Charter”), which will replace AMCI’s amended and restated certificate of incorporation, dated August 3, 2021 (the “Current Charter”) and will be in effect upon the consummation of the Business Combination (which we refer to as the “Charter Approval Proposal”);

(ii)
the reclassification of AMCI’s Class A common stock, par value $0.0001 per share (“Class A common stock”), and AMCI’s Class B common stock, par value $0.0001 per share (“Class B common stock”) into a single class of common stock, par value $0.0001 per share, of the combined company (“New LanzaTech Common Stock”) (which we refer to as “Charter Proposal A”); and

(iii)
the increase in the number of authorized shares of New LanzaTech Common Stock from 300,000,000 shares to 400,000,000 shares and the increase in the number of authorized shares of preferred stock from 1,000,000 shares to 20,000,000 shares (which we refer to as “Charter Proposal B”);

(c)
Proposal No. 3 — The Advisory Charter Proposals — to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as five separate sub-proposals (we refer to such proposals as the “Advisory Charter Proposals”);

(i)
to provide that New LanzaTech will have authorized capital stock of 420,000,000 shares, consisting of 400,000,000 shares of New LanzaTech Common Stock and 20,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to AMCI having authorized capital stock of 301,000,000 shares, consisting of 280,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock (we refer to such proposal as “Advisory Charter Proposal A”);

(ii)
to provide that directors of New LanzaTech may be removed from office only for cause and only with the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock of New LanzaTech (we refer to this proposal as “Advisory Charter Proposal B”);

(iii)
to change the stockholder vote required to amend certain provisions of the Proposed Charter (we refer to this proposal as “Advisory Charter Proposal C”);

(iv)
to prohibit all stockholders from acting by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent (we refer to such proposal as “Advisory Charter Proposal D”); and

(v)
to provide for certain additional changes, including, among other things, (i) changing the post-Business Combination company’s corporate name from “AMCI Acquisition Corp. II” to “LanzaTech Global, Inc.” and making the company’s corporate existence perpetual and (ii) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the Business Combination, all of which our board of directors believes are necessary to adequately address the needs of the post-business combination Company (we refer to such proposal as “Advisory Charter Proposal E”);

(d)
Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposals are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of (x) shares of New LanzaTech Common Stock pursuant to the terms of the Merger Agreement and (y) shares of Class A common stock to certain institutional investors (the “PIPE Investors”) in connection with the Private Placement (as defined below), plus any additional shares pursuant to subscription agreements or other agreements we may enter into prior to Closing (we refer to this proposal as the “Stock Issuance Proposal”);

(e)
Proposal No. 5 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposals and the Stock Issuance Proposal are approved and adopted, the LanzaTech 2023 Long-Term Incentive Plan (the “Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve, the aggregate number of shares issuable pursuant to incentive stock options (“ISOs”) within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, and the class(es) of employees eligible for ISOs under the Incentive Plan (we refer to such proposals as the “Incentive Plan Proposal”);

(f)
Proposal No. 6 — The Director Election Proposal — a proposal to elect, assuming the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal and the Incentive Plan Proposal are all approved and adopted, seven directors to the New LanzaTech board of directors (the “Director Election Proposal”)

(g)
Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal and the Director Election Proposal (together the “condition precedent proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

Only holders of record of shares of AMCI’s Class A common stock and Class B common stock (collectively, “AMCI Shares”) at the close of business on December 28, 2022, the record date for the Special Meeting, are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.
We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, AMCI’s board of directors has determined that each of the Business Combination Proposal, the Charter Proposals, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the election of each director nominee and the Adjournment Proposal are fair to and in the best interests of AMCI and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals and each director nominee.
The existence of financial and personal interests of AMCI’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of AMCI and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of AMCI’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.
Under the Merger Agreement, the approval of the condition precedent proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. If our stockholders do not approve each of the condition precedent proposals, the Business Combination may not be consummated. The Adjournment Proposal and the Advisory Charter Proposals are not conditioned on the approval of any other proposal.
In connection with the execution of the Merger Agreement, AMCI Sponsor II LLC, a Delaware limited liability company (the “Sponsor”) and all of the holders of founder shares (as defined below), including certain of AMCI’s directors and officers (all of the foregoing, the “AMCI Insiders”) entered into a support agreement (as amended on December 7, 2022, the “Sponsor Support Agreement”) with AMCI and LanzaTech, pursuant to which each AMCI Insider agreed, among other things, to: (i) vote all the AMCI Shares held by such AMCI Insider, which includes all founder shares (a) in favor of each of the condition precedent proposals and (b) against a business combination not relating to the Business Combination and any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the other transactions contemplated by the Merger Agreement, (y) to the knowledge of such AMCI Insider, result in a material breach of any covenant, representation or warranty or other obligation or agreement of AMCI under the Merger Agreement or (z) result in a material breach of any covenant, representation or warranty or other obligation or agreement contained in the Sponsor Support Agreement; (ii) irrevocably waive any anti-dilution right or other protection with respect to the shares of Class B common stock that would result in the Class B common stock converting into Class A common stock at a ratio greater than one-for-one; and (iii) not to elect to redeem their respective shares of common stock of AMCI in connection with the Business Combination.
In addition, under the Sponsor Support Agreement, the AMCI Insiders agreed to forfeit, on a pro rata basis, up to one third of the aggregate number of shares of Class A common stock into which the Class B common stock otherwise would automatically convert in connection with the Business Combination (such third portion, the “at-risk founder shares”), in the event that more than 50% of the issued and outstanding shares of Class A common stock immediately prior to the Effective Time are the subject of redemptions (that are not withdrawn) in connection with the Business Combination (with the percentage of redeemed shares above 50% being referred to as the “excess redemption percentage”). The number of at-risk founder shares to be so forfeited will be equal to the excess redemption percentage multiplied by two. However, the AMCI Insiders are permitted to enter into agreements with public stockholders whereby such public stockholders agree not to redeem their shares of Class A common stock in connection with the Business Combination. As an incentive for such agreement not to redeem, the AMCI Insiders may offer to transfer, at the closing of the Business Combination, some of their founder shares to such public stockholders. Pursuant to the Sponsor Support Agreement, the number of forfeited at-risk founder shares will be reduced by the number of such founder shares subject to transfer to AMCI public stockholders, but such reduction will be limited to 1,250,000 founder shares. For example, if 60% of the shares of Class A common stock are redeemed in connection with the Business Combination, there would be a 10% excess redemption percentage, meaning that 20% of the at-risk founder shares would be potentially forfeited, and such 20% will be reduced by the number of founder shares subject to transfer to the public stockholders (but by no more than 1,250,000 shares, even if more than 1,250,000 shares are subject to transfer to the public stockholders).

In connection with the execution of the Merger Agreement, AMCI entered into a support agreement with certain holders of shares of LanzaTech capital stock, pursuant to which, among other things, such holders agreed to vote in favor of the adoption of the Merger Agreement, and any other matters necessary or reasonably requested by AMCI or LanzaTech for consummation of the Business Combination.
Pursuant to the Current Charter, a holder of shares of Class A common stock included in the units issued in AMCI’s initial public offering (such shares, “public shares” and such holder, a “public stockholder”) may request that AMCI redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to           , New York City time, on                 , 2023 (two business days prior to the scheduled date of the Special Meeting), (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, AMCI’s transfer agent (the “transfer agent”), that AMCI redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. For illustrative purposes, as of September 30, 2022, this would have amounted to approximately $10.06 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the consummation of the Business Combination. If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that AMCI instruct the transfer agent to return the shares (physically or electronically). The holder can make such request by contacting the transfer agent at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Furthermore, AMCI entered into subscription agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the consummation of the Business

Combination, an aggregate of 18,000,000 shares of Class A common stock at a purchase price of $10.00 per share (the “Private Placement”), for aggregate proceeds of $180,000,000. The Private Placement includes 3,000,000 shares of Class A common stock to be issued to ArcelorMittal pursuant to the AM SAFE Note with LanzaTech, as a result of which such PIPE Investor will also enter into a subscription agreement prior to the Closing. In connection with the consummation of the Business Combination, all of the issued and outstanding shares of Class A common stock, including the shares of Class A common stock issued to the PIPE Investors, will become shares of New LanzaTech Common Stock.
AMCI stockholders should be aware that each of Goldman Sachs & Co. LLC (“Goldman Sachs”), Evercore Group, L.L.C. (“Evercore”) and Barclays Capital Inc. (“Barclays”) (collectively, the “Advisors”) have resigned from, and have ceased and refused to act in, every capacity and relationship with respect to each of AMCI and LanzaTech in which they were described in this proxy statement/prospectus or otherwise in connection with the Business Combination and have waived their fees and reimbursements associated with such relationships. In addition, Evercore has resigned as underwriter pursuant to Section 11(b)(1) of the Securities Act and waived its deferred underwriting fees and other advisory fees, and the Advisors have also disclaimed responsibility for any part of this proxy statement/prospectus. AMCI stockholders should be aware that the resignation of the Advisors may be an indication that they do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and AMCI stockholders should not place any reliance on the participation of the Advisors prior to such resignation in the transactions contemplated in this proxy statement/prospectus. See the section entitled “The Business Combination Proposal — Resignations and Fee Waivers of the Advisors” and the risk factors entitled “Evercore was to be compensated in part on a deferred basis for already-rendered services in connection with AMCI’s IPO and for advisory services provided to AMCI in connection with the Business Combination, Barclays, LanzaTech’s M&A financial and capital markets advisor, was to be compensated for advisory services provided to LanzaTech in connection with the Business Combination, and all of the Advisors, as co-placement agents in the Private Placement, were to be compensated for placement agent services yet to be provided to AMCI in connection with the Business Combination. However, each of the Advisors gratuitously and without any consideration from AMCI and LanzaTech waived such compensation and disclaimed any responsibility for this proxy statement/prospectus” and “The resignation of Barclays, M&A financial and capital markets advisor to LanzaTech and co-placement agent for the Private Placement, Evercore, underwriter to AMCI in its IPO, its financial advisor and co-capital markets advisor in connection with the Business Combination and co-placement agent for the Private Placement, and Goldman Sachs, co-capital markets advisor to AMCI in connection with the Business Combination and co-placement agent for the Private Placement, may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction” contained in this proxy statement/prospectus for additional information.
All AMCI stockholders are cordially invited to attend the Special Meeting, which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding AMCI Shares, you may also cast your vote at the Special Meeting electronically by visiting https://                 . If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. Approval of the Charter Proposals requires the affirmative vote of (i) the holders of at least a majority of the issued and outstanding AMCI Shares voting together as a single class, (ii) solely with respect to the increase in the number of authorized shares of common stock, the holders of at least a majority of the issued and outstanding shares of Class A common stock voting separately and (iii) solely with respect to the reclassification of the shares of Class B common stock into shares of New LanzaTech Common Stock, the holders of at least a majority of the issued and outstanding shares of Class B common stock voting separately. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote “AGAINST” the Charter Proposals. Because approval of the other proposals only requires a majority of the votes cast, other than the Director Election Proposal, which requires a plurality of the votes cast, assuming a quorum is established at the Special Meeting, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing AMCI.info@investor.morrowsodali.com. This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at https://                 .
Thank you for your participation. We look forward to your continued support.
                 , 2022
By Order of the Board of Directors,

Hans Mende
Non-Executive Chairman
IF YOU RETURN YOUR SIGNED, DATED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS AND FOR EACH DIRECTOR NOMINEE.
ALL PUBLIC STOCKHOLDERS HAVE THE RIGHT TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. PUBLIC STOCKHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL, TO VOTE ON THE BUSINESS COMBINATION PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR SHARES REDEEMED FOR CASH. THIS MEANS THAT ANY PUBLIC STOCKHOLDER HOLDING PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE BUSINESS COMBINATION PROPOSAL.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the SEC by AMCI, constitutes a prospectus of AMCI under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of New LanzaTech Common Stock to be issued to LanzaTech stockholders under the Merger Agreement. This document also constitutes a proxy statement of AMCI under Section 14(a) of the Exchange Act.
No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to AMCI Stockholders (as defined herein) nor the issuance by AMCI of shares of Class A common stock in connection with the Business Combination will create any implication to the contrary.
Information contained in this proxy statement/prospectus regarding AMCI has been provided by AMCI and information contained in this proxy statement/prospectus regarding LanzaTech has been provided by LanzaTech.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA
This proxy statement/prospectus contains information concerning the market and industry in which LanzaTech conducts its business. This proxy statement/prospectus includes market and industry data and forecasts that LanzaTech has derived from publicly available information, various industry publications, other published industry sources and internal data and estimates. Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which LanzaTech operates and LanzaTech’s and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources. Any estimates underlying such market-derived information and other factors could cause actual results to differ materially from those expressed in the independent parties’ estimates and in our estimates.
TRADEMARKS
This document contains references to trademarks, trade names and service marks belonging to LanzaTech or to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

ii

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about AMCI from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:
AMCI Acquisition Corp. II
600 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 625-9200
Attention: Chief Executive Officer
or
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Telephone: (800) 662-5200
(Banks and brokers can call: (203) 658-9400)
Email: AMCI.info@investor.morrowsodali.com
To obtain timely delivery, AMCI Stockholders must request the materials no later than five business days prior to the Special Meeting.
You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.
For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information.”

CERTAIN DEFINED TERMS
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “AMCI” refer to AMCI Acquisition Corp. II, and the terms “New LanzaTech,” “combined company” and “post-combination company” refer to New LanzaTech (f/k/a AMCI Acquisition Corp. II as of immediately following the consummation of the Business Combination) and its subsidiaries following the consummation of the Business Combination.
In this document:
“Additional PIPE Investment” means the issuance of an aggregate of 5,500,000 shares of Class A common stock pursuant to the Additional Subscription Agreements to certain PIPE Investors immediately before the Closing, at a purchase price of $10.00 per share.
“Additional Subscription Agreements” means the subscription agreements, each dated October 18, 2022, and amended on December 7, 2022, between AMCI and certain PIPE Investors, pursuant to which AMCI has agreed to issue an aggregate of 5,500,000 shares of Class A common stock to such PIPE Investors immediately before the Closing at a purchase price of $10.00 per share, the form of which is attached to this proxy statement/prospectus as Annex G (as amended as set forth in Annex K).
“Advisors” means Barclays, Evercore and Goldman Sachs.
“AM SAFE Note” means that certain SAFE (Simple Agreement for Future Equity) issued by LanzaTech to ArcelorMittal and dated December 8, 2021.
“AM SAFE Warrant” means that certain SAFE warrant issued by LanzaTech to ArcelorMittal on December 8, 2021.
“AMCI” means AMCI Acquisition Corporation II, a Delaware corporation (which, after the Closing, will be known as LanzaTech Global, Inc.).
“AMCI Board” means the board of directors of AMCI.
“AMCI Insiders” means, collectively, the Sponsor and all of the holders of founder shares, which holders are AMCI Group, LLC Series 35, Nimesh Patel, Brian Beem, Patrick Murphy, Walker Woodson, Kate Burson, Adrian Paterson, Mark Pinho, Jill Watz, Morgan Holmes and Henry Copses.
“AMCI Shares” means, collectively, the shares of Class A common stock and Class B common stock.
“AMCI Stockholders” means the holders of AMCI Shares.
“at-risk founder shares” means one-third of the aggregate founder shares, which the AMCI Insiders have agreed to forfeit under the Sponsor Support Agreement.
“Barclays” means Barclays Capital Inc.
‘‘Brookfield SAFE’’ means that certain Simple Agreement for Future Equity, dated as of October 2, 2022 by and between Lanzatech and Brookfield.
“Business Combination” means the transactions contemplated by the Merger Agreement, including the Merger, pursuant to which (i) LanzaTech survives the Merger as a wholly owned subsidiary of AMCI, (ii) AMCI will be renamed as “LanzaTech Global, Inc.,” (iii) the LanzaTech stockholders and holders of LanzaTech warrants exchange their LanzaTech capital stock and LanzaTech warrants for equity interests in AMCI as further described herein, and (iv) the holders of LanzaTech options and LanzaTech RSAs exchange their LanzaTech options and LanzaTech RSAs for New LanzaTech options and New LanzaTech RSAs as further described herein.
“Charter Approval Proposal” means the proposal to approve, assuming the Business Combination Proposal is approved and adopted, the Proposed Charter, which will replace the Current Charter and will be in effect upon the Closing.

“Charter Proposal A” means the proposal to approve, assuming the Business Combination Proposal is approved and adopted, the reclassification of the Class A common stock and the Class B common stock into a single class of New LanzaTech Common Stock.
“Charter Proposal B” means the proposal to approve, assuming the Business Combination Proposal is approved and adopted, the increase in the number of authorized shares of New LanzaTech Common Stock from 300,000,000 shares to 400,000,000 shares and the increase in the number of authorized shares of preferred stock from 1,000,000 shares to 20,000,000 shares.
“China” or the “PRC” means the People’s Republic of China, excluding, solely for the purpose of this prospectus, Taiwan and the special administrative regions of Hong Kong and Macau.
“Class A common stock” means the Class A common stock, par value $0.0001 per share, of AMCI.
“Class B common stock” means the Class B common stock, par value $0.0001 per share, of AMCI.
“Closing” means the closing of the Business Combination.
“Closing Date” means the closing date of the Business Combination.
“Code” means the Internal Revenue Code of 1986, as amended.
“Current Charter” means AMCI’s amended and restated certificate of incorporation.
“DGCL” means the General Corporation Law of the State of Delaware.
“DTC” means The Depository Trust Company.
“Effective Time” means the time at which the Business Combination becomes effective.
“Equity Value” means $1,817,000,000, the value of the aggregate consideration that AMCI agreed to deliver for acquiring all of the outstanding equity interests of LanzaTech pursuant to the Merger Agreement.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Evercore” means Evercore Group L.L.C.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means a number equal to the quotient of: (i) the difference of (a) the Equity Value minus (b) the LanzaTech Dividend Amount, divided by (ii) $10.00, divided by (iii) the number of LanzaTech common shares outstanding as of immediately prior to the Effective Time, determined on a fully diluted basis (excluding shares issuable under the AM SAFE Warrant, the AM SAFE Note and the Brookfield SAFE) after giving effect to the LanzaTech Share Conversion and assuming the exercise in full of all LanzaTech warrants, LanzaTech options and vesting in full of all LanzaTech RSAs.
“founder shares” means the aggregate of 3,750,000 shares of Class B common stock held by the AMCI Insiders.
“GAAP” means accounting principles generally accepted in the United States of America.
“Goldman Sachs” means Goldman Sachs & Co. LLC.
“Group Companies” means LanzaTech and all of its direct and indirect subsidiaries.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Initial PIPE Investment” means the issuance of an aggregate of 12,500,000 shares of Class A common stock pursuant to the Initial Subscription Agreements to certain PIPE Investors immediately before the Closing, at a purchase price of $10.00 per share.
“Initial Subscription Agreements” means the subscription agreements, each dated as of March 8, 2022, and amended on December 7, 2022 between AMCI and certain PIPE Investors, pursuant to which AMCI has agreed to issue an aggregate of 12,500,000 shares of Class A common stock to such PIPE Investors immediately before the Closing at a purchase price of $10.00 per share, the form of which is attached to this proxy statement/prospectus as Annex C (as amended as set forth in Annex J).
“Investment Company Act” means the Investment Company Act of 1940.
“IPO” means AMCI’s initial public offering, consummated on August 6, 2021, through the sale of 15,000,000 units at $10.00 per unit.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“LanzaTech” means LanzaTech NZ, Inc., a Delaware corporation.
“LanzaTech common share” means an issued and outstanding share of common stock of LanzaTech.
“LanzaTech Dividend Amount” means the aggregate amount of all accrued and all declared and unpaid dividends on each LanzaTech preferred share that will become payable as a result of the LanzaTech Share Conversion.
“LanzaTech preferred share” means an issued and oustanding share of preferred stock of LanzaTech.
“LanzaTech Requisite Approval” means votes from (i) a majority of the LanzaTech shares for the adoption of the Merger Agreement, (ii) (a) 66 and 2/3% of the LanzaTech preferred shares and (b) a majority of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares, voting together as a single class, for the approval of the LanzaTech Share Conversion, and (iii) (a) 66 and 2/3% of the LanzaTech preferred shares, (b) a majority of the LanzaTech Series A preferred shares, (c) 75% of the LanzaTech Series B preferred shares, (d) 66 and 2/3% of the LanzaTech Series C preferred shares, (e) 66 and 2/3% of the LanzaTech Series D preferred shares, (f) a majority of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares, voting together as a single class, and (g) a majority of the LanzaTech Series F preferred shares, for the approval of the receipt of the consideration by the LanzaTech stockholders in the form of New LanzaTech Common Stock in connection with the Business Combination and in the manner provided in the Merger Agreement.
“LanzaTech stockholder” means each holder of shares of LanzaTech capital stock.
“LanzaTech Share Conversion” means the automatic conversion, to occur immediately prior to the Business Combination, of all issued and outstanding shares of preferred stock of LanzaTech into shares of common stock of LanzaTech based on the applicable conversion ratio under LanzaTech’s certificate of incorporation at such time.
“LanzaTech Stockholder Support Agreement” means the support agreement entered by certain holders of shares of LanzaTech capital stock pursuant to which, among other things, such holders agreed to vote in favor of the adoption of the Merger Agreement, and any other matters necessary or reasonably requested by AMCI or LanzaTech for consummation of the Business Combination.
“Merger” means the merger of Merger Sub with and into LanzaTech, pursuant to which LanzaTech will survive the merger as a wholly owned subsidiary of AMCI.
“Merger Agreement” means that Agreement and Plan of Merger, dated as of March 8, 2022, by and among AMCI, Merger Sub and LanzaTech.
“Merger Sub” means AMCI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AMCI.
“Minimum Closing Cash Condition” means the condition to Closing provided in the Merger Agreement, requiring AMCI to have an aggregate cash amount of at least $230,000,000 at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the public stockholders of their right to redeem their public shares in accordance with AMCI’s governing documents, if any, cash received from PIPE Investors (including net proceeds under the AM SAFE Note to LanzaTech) and the net proceeds from the Brookfield SAFE to LanzaTech, net of transaction expenses of AMCI and LanzaTech.
“Morrow” means Morrow Sodali, proxy solicitor to AMCI.

“New LanzaTech” means the Delaware corporation which, prior to consummation of the Business Combination, was known as AMCI Acquisition Corp. II (“AMCI” herein), and renamed LanzaTech Global, Inc.
“New LanzaTech Board” means the board of directors of New LanzaTech.
“New LanzaTech Common Stock” means the shares of common stock, par value $0.0001 per share, of New LanzaTech.
“Nasdaq” means The Nasdaq Stock Market LLC.
“PIPE Investors” means certain institutional and accredited investors that are party to the Subscription Agreements.
“Private Placement” means the issuance of an aggregate of 18,000,000 shares of Class A common stock pursuant to the Subscription Agreements to the PIPE Investors immediately before the Closing, at a purchase price of $10.00 per share.
“private placement warrants” means the 3,500,000 warrants issued to the Sponsor concurrently with AMCI’s IPO, each of which is exercisable for one share of Class A common stock.
“Proposed Charter” means the proposed second amended and restated certificate of incorporation to be adopted by AMCI pursuant to the Charter Approval Proposal immediately prior to the Closing (and which at and after the Closing will operate as the second amended and restated certificate of incorporation of New LanzaTech), a copy of which is attached as Annex B to this proxy statement/prospectus.
“public shares” means shares of Class A common stock included in the units issued in the IPO.
“public stockholders” means holders of public shares.
“public warrants” means the warrants included in the units issued in the IPO, each of which is exercisable for one share of Class A common stock, in accordance with its terms.
“Sponsor” means AMCI Sponsor II LLC, a Delaware limited liability company.
“Subscription Agreements” means the Initial Subscription Agreements and the Additional Subscription Agreements.
“Transfer Agent” means Continental Stock Transfer & Trust Company.
“Trust Account” means the Trust Account of AMCI that holds the proceeds from AMCI’s IPO and the private placement of the private placement warrants.
“Trustee” means Continental Stock Transfer & Trust Company.
“units” means the units of AMCI, each consisting of one share of Class A common stock and one-half of one public warrant of AMCI.
“VLL Warrants” means those certain warrants to purchase up to an aggregate of 225,223 shares of LanzaTech common stock granted by LanzaTech to Venture Lending and Leasing VI, Inc. in September 2012, and to Venture Lending and Leasing VII, Inc. and Venture Lending and Leasing VIII, Inc. in November 2016.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s or LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include:
•
our ability to complete the Business Combination or, if we do not consummate such Business Combination, any other initial business combination;

•
our ability to meet the Closing conditions to the Business Combination, including approval by stockholders of AMCI and satisfaction of the Minimum Closing Cash Condition;

•
our ability to realize the benefits expected from the Business Combination;

•
the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•
the projected financial information, anticipated growth rate, and market opportunities of New LanzaTech;

•
the ability to obtain and/or maintain the listing of New LanzaTech’s common stock and warrants on Nasdaq following the Business Combination;

•
New LanzaTech’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

•
New LanzaTech’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination;

•
the impacts of the COVID-19 pandemic on New LanzaTech’s business;

•
factors relating to the business, operations and financial performance of New LanzaTech, including:

•
New LanzaTech’s ability to comply with laws and regulations applicable to its business;

•
market conditions and global and economic factors beyond New LanzaTech’s control;

•
New LanzaTech’s ability to enter into, successfully maintain and manage relationships with industry partners;

•
New LanzaTech’s receipt of substantial additional financing to fund its operations and complete the development and commercialization of its process technologies;

•
the availability of governmental programs designed to incentivize the production and consumption of low-carbon fuels and carbon capture and utilization;

•
intense competition and competitive pressures from other companies worldwide in the industries in which New LanzaTech will operate; and

•
litigation and the ability to adequately protect New LanzaTech’s intellectual property rights; and

•
other factors detailed under the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of AMCI and LanzaTech prior to the Business Combination, and New LanzaTech following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on the businesses of AMCI and LanzaTech prior to the Business Combination, and New LanzaTech following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI or LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and New LanzaTech following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING
The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. AMCI urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.
Q:
Why am I receiving this proxy statement/prospectus?

A:
AMCI is proposing to consummate the Business Combination with LanzaTech. AMCI, Merger Sub and LanzaTech have entered into the Merger Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Merger Agreement is attached hereto as Annex A and Amendment No. 1 to the Merger Agreement is attached hereto as Annex H. AMCI urges its stockholders to read the Merger Agreement in its entirety.

The Merger Agreement must be adopted by the AMCI Stockholders in accordance with the DGCL and the Current Charter. AMCI is holding a Special Meeting to obtain that approval. AMCI Stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Merger Agreement and thereby approve the Business Combination.
THE VOTE OF AMCI STOCKHOLDERS IS IMPORTANT. AMCI STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.
Q:
Why is AMCI proposing the Business Combination?

A:
AMCI was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.

Based on its due diligence investigations of LanzaTech and the industries in which LanzaTech operates, including the financial and other information provided by LanzaTech in the course of AMCI’s due diligence investigations, the AMCI Board believes that the Business Combination with LanzaTech is in the best interests of AMCI and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.
Although the AMCI Board believes that the Business Combination with LanzaTech presents a unique business combination opportunity and is in the best interests of AMCI and its stockholders, the AMCI Board did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — AMCI Board Reasons for the Approval of the Business Combination” for a discussion of the factors considered by the AMCI Board in making its decision.
Q:
What is LanzaTech?

A:
LanzaTech NZ, Inc. is a nature-based carbon refining company that transforms waste carbon into materials such as sustainable fuels, fabrics, and packaging that people use in their daily lives. LanzaTech’s economically viable and scalable technology is designed to enable emitters to reduce their environmental impact and potentially to replace materials made from virgin fossil resources with recycled carbon, supporting their climate goals, meeting mandated targets, and creating a more sustainable future. Using a variety of waste feedstocks, LanzaTech’s technology platform is designed to capitalize on the demand for, and many potential uses of, sustainable fuels and chemicals to address the growing preference among major companies for environmentally conscious products and manufacturing processes. For more information, see the section entitled “Information About New LanzaTech.”

Q:
What are the conditions to completion of the Business Combination?

A:
The Closing is subject to certain conditions, including, among others: (i) approval of the condition precedent proposals by the AMCI Stockholders, (ii) obtaining the LanzaTech Requisite Approval from LanzaTech stockholders, (iii) the expiration or termination of the waiting period (or any extension thereof) applicable to the transactions contemplated by the Merger Agreement and any ancillary agreements, in each case under the HSR Act, (iv) this registration statement having been declared effective under the Securities Act, and no stop order suspending its effectiveness having been issued by the SEC that remains in effect and no proceeding seeking such stop order having been initiated by the SEC that remains pending, (v) there being no government order or law enjoining, prohibiting or making illegal the consummation of the Business Combination or the transactions contemplated by the Merger Agreement, (vi) AMCI having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) after giving effect to any payments required to be made in connection with AMCI’s share redemptions and the PIPE Investment Amount (as defined herein), (vii) AMCI having at least $230,000,000 of cash at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the public stockholders of their right to redeem their public shares in accordance with AMCI’s governing documents, if any, cash received from PIPE Investors (including net proceeds under the AM SAFE Note to LanzaTech) and the net proceeds from the Brookfield SAFE to LanzaTech, net of transaction expenses of AMCI and LanzaTech and (viii) the listing of the shares of New LanzaTech Common Stock on the Nasdaq. Unless waived (to the extent such waiver is permissible), if any of these conditions are not satisfied, the Business Combination may not be consummated. See the risk factor entitled “The Merger Agreement includes a Minimum Closing Cash Condition as a condition to the consummation of the Business Combination, which may make it more difficult for AMCI to complete the Business Combination as contemplated.” as well as the section entitled “The Merger Agreement — Conditions to Closing” for more information.

Q:
When and where will the Special Meeting take place?

A:
The Special Meeting will be held virtually on                 , 2023, at                 New York City time.

The AMCI Board determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast. The AMCI Board believes that this is the right choice for AMCI and its stockholders at this time, as it permits stockholders to attend and participate in the Special Meeting while safeguarding the health and safety of AMCI Stockholders, directors and management team. You will be able to attend the Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit your questions during the Special Meeting by visiting https://                 . To participate in the virtual meeting, you will need a 12-digit control number assigned to you by Continental Stock Transfer & Trust Company. The meeting webcast will begin promptly at                 , New York City time. We encourage you to access the meeting prior to the start time and you should allow ample time for the check-in procedures. Because the Special Meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.
Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the Special Meeting. Beneficial stockholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the meeting date in order to ensure access.

Q:
What matters will be considered at the Special Meeting?

A:
The AMCI Stockholders will be asked to consider and vote on the following proposals:

•
a proposal to adopt the Merger Agreement and approve the Business Combination (the “Business Combination Proposal”);

•
a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the Charter Proposals, including the Charter Approval Proposal, Charter Proposal A and Charter Proposal B (the “Charter Proposals”);

•
a proposal to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Charter Proposals”);

•
to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposals are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of (x) shares of New LanzaTech Common Stock pursuant to the terms of the Merger Agreement and (y) shares of Class A common stock to the PIPE Investors in connection with the Private Placement, plus any additional shares pursuant to subscription agreements or other agreements we may enter into prior to Closing (the “Stock Issuance Proposal”);

•
to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposals and the Stock Issuance Proposal are approved and adopted, the LanzaTech 2023 Long-Term Incentive Plan (the “Incentive Plan”), including the authorization of the initial share reserve, the aggregate number of shares issuable pursuant to ISOs within the meaning of Code section 422 and the class(es) of employees eligible for ISOs under the Incentive Plan (the “Incentive Plan Proposal”);

•
to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal and the Incentive Plan Proposal are approved and adopted, the election of seven directors to the New LanzaTech Board (the “Director Election Proposal”); and

•
to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (the “Adjournment Proposal”).

Q:
Is my vote important?

A:
Yes. The Business Combination cannot be completed unless the Merger Agreement is adopted by AMCI Stockholders holding a majority of the votes cast on such proposal and the other condition precedent proposals achieve the necessary votes outlined below. Only AMCI Stockholders as of the close of business on December 28, 2022, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The AMCI Board unanimously recommends that such AMCI Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposals, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” each director nominee and “FOR” the approval of the Adjournment Proposal.

Q:
If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:
No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. All of the proposals for consideration at the Special Meeting are considered “non-routine” matters under Nasdaq rules, and, therefore, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting unless they have received instructions from the beneficial owners. As a result, no “broker non-votes” are expected at the Special Meeting, and your public shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.
Q:
What AMCI Stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:
The Business Combination Proposal.   Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions will have no effect on the outcome of the proposal. The AMCI Insiders have agreed to vote their shares in favor of the Business Combination Proposal. The AMCI Insiders currently own 20% of our outstanding common stock. Because the Business Combination Proposal requires a majority of votes cast by AMCI Stockholders in order to be approved and because a quorum will exist at the Special Meeting if a majority of the outstanding AMCI Shares as of the record date are present, assuming that all of the shares held by the AMCI Insiders were to be voted, the Business Combination Proposal could be approved by the additional affirmative vote of holders representing as little as 6.25% of the remaining outstanding shares not held by AMCI Insiders.

The Charter Proposals.   Approval of the Charter Approval Proposal requires the affirmative vote of the holders of at least a majority of the issued and outstanding AMCI Shares voting together as a single class. Approval of Charter Proposal A requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Class B common stock voting separately. Approval of Charter Proposal B requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Class A common stock voting separately. The failure to vote and abstentions have the same effect as a vote “AGAINST” the proposal. The AMCI Insiders have agreed to vote their shares in favor of the Charter Proposals.
The Advisory Charter Proposals.   Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal. The AMCI Insiders have agreed to vote their shares in favor of the Advisory Charter Proposals.
The Stock Issuance Proposal.   Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal. The AMCI Insiders have agreed to vote their shares in favor of the Stock Issuance Proposal.
The Incentive Plan Proposal.   Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal. The AMCI Insiders have agreed to vote their shares in favor of the Incentive Plan Proposal.
The Director Election Proposal.   If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the seven nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve. If a valid quorum is otherwise established, the failure to vote and abstentions will have no effect on the votes for the director nominees. The AMCI Insiders have agreed to vote their shares in favor of the director nominees.

The Adjournment Proposal.   Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal. The AMCI Insiders have agreed to vote their shares in favor of the Adjournment Proposal.
Q:
What will LanzaTech’s security holders receive in connection with the Business Combination?

A:
The aggregate value of the consideration paid in respect of LanzaTech is the Equity Value, i.e. $1,817,000,000. The consideration to be paid to LanzaTech stockholders will be shares of New LanzaTech Common Stock (valued at $10.00 per share). See the “The Business Combination Proposal —Consideration to LanzaTech Stockholders” section for more information. Immediately prior to the Business Combination, the LanzaTech Share Conversion will be effectuated. The number of shares of New LanzaTech Common Stock payable in the Business Combination in respect of each share of capital stock of LanzaTech will be determined based on the Exchange Ratio. In addition, the accumulated dividends payable to the holders of shares of LanzaTech preferred stock in connection with the LanzaTech Share Conversion will be settled by delivery of New LanzaTech Common Stock, as part of the aggregate consideration described above in this paragraph.

Pursuant to the Merger Agreement, at the Effective Time: (i) each LanzaTech warrant that is outstanding and unexercised immediately prior to the Effective Time and would automatically be exercised or exchanged in full in accordance with its terms by virtue of the occurrence of the Business Combination, will be so automatically exercised or exchanged in full for the applicable shares of LanzaTech capital stock, and each such share of LanzaTech capital stock will be treated as being issued and outstanding immediately prior to the Effective Time and will be cancelled and converted into the right to receive the applicable shares of New LanzaTech Common Stock; (ii) each LanzaTech warrant that is outstanding and unexercised prior to the Effective Time and is not automatically exercised in full as described in clause (i) will be converted into a warrant to purchase shares of New LanzaTech Common Stock, in which case (a) the number of shares underlying such New LanzaTech warrant will be determined by multiplying the number of shares of LanzaTech capital stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio and (b) the per share exercise price of such New LanzaTech warrant will be determined by dividing the per share exercise price of such LanzaTech warrant immediately prior to the Effective Time by the Exchange Ratio, except that in the case of the AM SAFE Warrant, such exercise price will be $10.00; and (iii) to the extent not converted in full immediately prior to the Effective Time, the Brookfield SAFE will be assumed by New LanzaTech and will be convertible into shares of New LanzaTech Common Stock.
Pursuant to the Merger Agreement, at the Effective Time, each LanzaTech option will be converted into an option to purchase a number of shares of New LanzaTech Common Stock (each, a “New LanzaTech option”) (rounded down to the nearest whole share) equal to the product of (i) the number of LanzaTech common shares subject to such LanzaTech option multiplied by (ii) the Exchange Ratio. The exercise price of such New LanzaTech options will be equal to the quotient of (a) the exercise price per share of such LanzaTech option in effect immediately prior to the Effective Time divided by (b) the Exchange Ratio (and as so determined, this exercise price will be rounded up to the nearest full cent).
Pursuant to the Merger Agreement, at the Effective Time, each LanzaTech RSA that is outstanding immediately prior to the Effective Time will be converted into a New LanzaTech RSA on the same terms and conditions as were applicable to such LanzaTech RSA immediately prior to the Effective Time, except that such New LanzaTech RSA will relate to a number of shares of New LanzaTech Common Stock equal to the number of LanzaTech common shares subject to such LanzaTech RSA, multiplied by the Exchange Ratio.

Q:
What equity stake will current AMCI Stockholders and LanzaTech stockholders hold in New LanzaTech immediately after the consummation of the Business Combination?

A:
It is anticipated that, upon completion of the Business Combination, the ownership interests in New LanzaTech will be as set forth in the tables below:

	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
LanzaTech stockholders(2)	164,167,259	164,167,259
AMCI public stockholders	15,000,000	1,674,776
PIPE Investors(3)	18,000,000	18,000,000
AMCI Insiders(4)	3,750,000	2,779,130
	200,917,259	186,621,165

(1)
Assumes that holders of 13,325,224 public shares, which represents approximately 88.8% of AMCI’s currently outstanding Class A common stock, exercise their redemption rights in connection with the Business Combination. The maximum redemption scenario represents the maximum level of redemptions that would permit completion of the Business Combination, including satisfying the Minimum Closing Cash Condition, based on $150,969,468 held in trust as of September 30, 2022 and a redemption price of $10.06 per share, reduced by the required payment of transaction expenses.

(2)
Approximate percentage of total outstanding New LanzaTech capital stock immediately following the Closing, subject to the assumptions set forth herein. Assumes (a) no election by Brookfield to convert any portion of the Brookfield SAFE into shares of New LanzaTech Common Stock at the Closing, (b) no election by ArcelorMittal to exercise any portion of the AM SAFE Warrant for shares of New LanzaTech Common Stock at the Closing, and (c) no election by the holders of the VLL Warrants to exercise any portion of such warrants for shares of New LanzaTech Common Stock at the Closing.

(3)
Includes 1,700,000 shares of Class A common stock subscribed for by AMCI Group, LLC Series 35, an entity in which Hans Mende, a director of AMCI and an AMCI Insider, holds voting and investment control. AMCI Group, LLC Series 35 is a member of the Sponsor and a beneficial owner of more than 5% of AMCI’s currently outstanding securities.

(4)
Maximum redemption scenario reflects the forfeiture of an aggregate of 970,870 shares of Class B common stock in accordance with the terms of the Sponsor Support Agreement. Does not reflect the sale of founder shares by the AMCI Insiders to certain qualified institutional buyers or institutional accredited investors who purchased units in the IPO (the “Anchor Investors”) in accordance with the terms of the letter agreements (collectively, the “Anchor Investor Letter Agreements”) entered into between AMCI and the Anchor Investors.

For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
In addition to the interests of the AMCI Stockholders and LanzaTech stockholders reflected in the table above, as of the date of this proxy statement/prospectus, there are currently 3,386,591 outstanding LanzaTech options, of which 2,568,315 are exercisable at the option of the optionholder prior to or in connection with the Closing, but which will not be automatically exercised in connection with the Business Combination. If unexercised at the Closing, each such LanzaTech option (whether vested or unvested) will be assumed by New LanzaTech and converted into an option to purchase a number of shares of New LanzaTech Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of LanzaTech common stock subject to such LanzaTech option multiplied by (B) the Exchange Ratio and, once exercisable, will be exercisable at the option of the optionholder.
In addition, there are currently outstanding an aggregate of 11,000,000 warrants to acquire shares of Class A common stock, which comprise 3,500,000 private placement warrants and 7,500,000 public warrants. Each of our outstanding whole warrants is exercisable commencing 30 days following the Closing and terminating five years from the Closing for one share of Class A common stock and, following the Closing, will entitle the holder thereof to purchase one share of New LanzaTech Common

Stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New LanzaTech Common Stock is issued as a result of such exercise, with payment to New LanzaTech of the exercise price of $11.50 per warrant for one whole share, our fully diluted share capital would increase by a total of 11,000,000 shares, with approximately $126.5 million paid to exercise the warrants.
Q:
How will I be notified of the outcome of LanzaTech’s stockholder vote to approve the Business Combination?

A:
AMCI will disclose the results of the vote by LanzaTech’s stockholders to approve the Business Combination and actions related thereto in a press release and/or Current Report on Form 8-K promptly following such vote, which is expected to be held within 10 business days after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part. Under LanzaTech’s organizational documents and the DGCL, a vote of (i) a majority of the LanzaTech shares is required for the adoption of the Merger Agreement, (ii) (a) 66 and 2/3% of the LanzaTech preferred shares and (b) a majority of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares, voting together as a single class, is required for the approval of the LanzaTech Share Conversion, and (iii) (a) 66 and 2/3% of the LanzaTech preferred shares, (b) a majority of the LanzaTech Series A preferred shares, (c) 75% of the LanzaTech Series B preferred shares, (d) 66 and 2/3% of the LanzaTech Series C preferred shares, (e) 66 and 2/3% of the LanzaTech Series D preferred shares, (f) a majority of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares, voting together as a single class, and (g) a majority of the LanzaTech Series F preferred shares, is required for the approval of the receipt of the consideration by the LanzaTech stockholders in the form of New LanzaTech Common Stock in connection with the Business Combination and in the manner provided in the Merger Agreement (all of the foregoing, collectively, the “LanzaTech Requisite Approval”).

In connection with the signing of the Merger Agreement, holders of 69.56% of the LanzaTech shares in the aggregate, also representing 71.59% of the LanzaTech preferred shares in the aggregate, 93.18% of the LanzaTech Series A preferred shares, 61.11% of the LanzaTech Series B preferred shares, 52.13% of the LanzaTech Series C preferred shares, 52.99% of the LanzaTech Series D preferred shares, 87.87% of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares taken together, and 100% of the LanzaTech Series F preferred shares, entered into a support agreement (the “LanzaTech Stockholder Support Agreement”), pursuant to which, among other things, they agreed to vote in favor of the Business Combination, the adoption of the Merger Agreement and any other matters necessary or reasonably requested by AMCI or LanzaTech for consummation of the Business Combination.
As a result, in order to satisfy the LanzaTech Requisite Approval, in addition to those shares already committed under the LanzaTech Stockholder Support Agreement, it will be necessary to obtain the additional affirmative vote of holders of at least 13.89% of the LanzaTech Series B preferred shares, 14.54% of the LanzaTech Series C preferred shares and 13.68% of the LanzaTech Series D preferred shares.
Approval of the Business Combination by the LanzaTech stockholders is a condition precedent to the consummation of the Business Combination and AMCI may terminate the Merger Agreement if the LanzaTech Requisite Approval is not obtained within ten business days following the effectiveness of this registration statement. Please see the risk factor captioned “The percentage of holders of shares of LanzaTech capital stock that has entered into the LanzaTech Stockholder Support Agreement is lower than the percentage required to approve the Business Combination. If the requisite number of LanzaTech stockholders do not adopt the Merger Agreement, then the Business Combination may be abandoned or delayed.” for more information.
Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
A total of $150,000,000, including approximately $5,250,000 of deferred underwriters’ discount and a portion of the $3,500,000 proceeds from the sale of the private placement warrants, was placed in a Trust Account maintained by Continental, acting as trustee. As of September 30, 2022, there were investments and cash held in the Trust Account of $150,969,468. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial Business Combination by August 6, 2023, although we may withdraw the interest earned on the funds held in the Trust Account to pay taxes.
As underwriters from AMCI’s IPO, Evercore Group L.L.C. (“Evercore”) and I-Bankers Securities, Inc. (“I-Bankers”) were entitled to deferred underwriting commission of $5,050,000 and $200,000, respectively, which commission would have been waived by the underwriters in the event that AMCI did not complete an initial business combination, subject to the terms of the underwriting agreement entered into in connection with AMCI’s IPO (the “Underwriting Agreement”). The deferred fee is payable only if a business combination is consummated, without regard to the number of shares of Class A common stock redeemed by AMCI’s public stockholders in connection with a business combination. As described elsewhere in this proxy statement/prospectus, on September 27, 2022 and September 29, 2022, AMCI received notice and a formal letter, respectively, from Evercore advising, among other things, that it has resigned from and has ceased or refused to act in, its roles as co-placement agent in the Private Placement, co-capital markets advisor and exclusive financial advisor to AMCI and as underwriter in AMCI’s IPO and every capacity and relationship in which it is described in this proxy statement/prospectus and that it has waived its right to receive all such fees and expense reimbursements owed to it pursuant to such roles, including its deferred fees of $5,050,000 earned in connection with its role as underwriter in AMCI’s IPO, and disclaimed any responsibility for any part of this proxy statement/prospectus. As a result of Evercore’s waiver of its right to receive its portion of the deferred underwriting fee, the total deferred underwriting fee to be paid at Closing decreased from $5,250,000 to $200,000.
In addition, on May 6, 2022 and May 20, 2022, AMCI received notice and a formal letter, respectively, from Goldman Sachs advising, among other things, that it has resigned from its roles as co-placement agent in the Private Placement and as co-capital markets advisor to AMCI, waived its right to receive any fees and reimbursement of expenses to be earned in connection with such roles and disclaimed any responsibility for any part of this proxy statement/prospectus. On September 30, 2022, AMCI and LanzaTech received notice and a formal letter from Barclays advising, among other things, that it has resigned from its roles as co-placement agent in the Private Placement and as M&A financial advisor and capital markets advisor to LanzaTech and every capacity and relationship in which it is described in this proxy statement/prospectus and that is has waived its right to receive all such fees and expense reimbursements owed to it pursuant to such roles and disclaimed any responsibility for any part of this proxy statement/prospectus.
As a result of all of the aforementioned resignations and fee waivers by the Advisors, the total transaction fees payable by AMCI and LanzaTech at the consummation of the Business Combination will be reduced by an aggregate of $31.89 million. Since the Minimum Closing Cash Condition is net of transaction expenses, the reduction in transaction expenses is expected to decrease the amount of cash AMCI needs in order to meet such condition at the Closing. See “Summary of the Proxy Statement/Prospectus — Recent Developments” for additional information.
Q:
What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A:
AMCI Stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. Nonetheless, the consummation of the Business Combination is conditioned upon, among other things, the Minimum Closing Cash Condition, which requires AMCI to have an aggregate cash amount of at least $230,000,000 of cash at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the public stockholders of their right to redeem their public shares in accordance with AMCI’s governing documents, if any, cash received from PIPE Investors (including net proceeds under the AM SAFE Note to LanzaTech) and the net proceeds from the Brookfield SAFE to LanzaTech, net of transaction expenses of AMCI and LanzaTech (though this condition may be waived by LanzaTech).

With fewer public shares outstanding and potentially fewer public stockholders as a result of redemptions by public stockholders, the trading market for New LanzaTech Common Stock may be less liquid than the market for Class A common stock was prior to consummation of the Business Combination and New LanzaTech may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into New LanzaTech’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which AMCI’s public stockholders exercise the maximum allowed redemption rights.
Furthermore, our Current Charter provides that we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the Merger Agreement. Other than this limitation, our Current Charter does not provide a specified maximum redemption threshold.
Q:
How will the level of redemptions by AMCI Stockholders affect my ownership in New LanzaTech following the Closing?

A:
All AMCI Shares outstanding prior to the Business Combination will become shares of New LanzaTech Common Stock after the Business Combination, subject to the redemption rights exercised by the AMCI Stockholders. Accordingly, the total number of shares of New LanzaTech Common Stock to be outstanding at the Closing (and the relative ownership levels of AMCI’s non-redeeming stockholders) will be affected by: (i) the number of shares of Class A common stock redeemed in connection with the Business Combination, (ii) the number of at-risk founder shares forfeited by the AMCI Insiders pursuant to the Sponsor Support Agreement in the event that more than 50% of the issued and outstanding shares of Class A common stock immediately prior to the Effective Time are the subject of redemptions (that are not withdrawn), (iii) the number of shares of Class A common stock issued in connection with the Private Placement and (iv) the issuance of New LanzaTech Common Stock in connection with the Business Combination.

The table below presents the trust account value per share to a public stockholder that elects not to redeem its shares across a range of varying redemption scenarios. This trust account value per share includes the per share cost of the deferred underwriting commission, which deferred underwriting commission has been reduced to reflect the waiver by Evercore of its right to receive $5,050,000 of the $5,250,000 deferred underwriting commission initially owed to the underwriters in AMCI’s IPO. See “Summary of the Proxy Statement/Prospectus — Recent Developments” for additional information.
As of September 30, 2022
Trust Account Value	$150,969,468
Total shares of Class A common stock	15,000,000
Trust Account Value per share of Class A common stock	$10.06
	Assuming no Redemptions	Assuming 20% Redemptions	Assuming 40% Redemptions	Assuming 60% Redemptions	Assuming Maximum Possible Redemptions(1)
Redemptions ($)	$0	$30,060,000	$60,120,000	$90,180,000	$134,113,468
Redemptions (Shares)	0	3,000,000	6,000,000	9,000,000	13,325,224
Deferred underwriting commission	$200,000	$200,000	$200,000	$200,000	$200,000
Cash left in the Trust Account post redemptions less deferred underwriting commission	$150,769,468	$120,709,468	$90,649,468	$60,589,468	$16,656,000
Class A common stock post redemptions	15,000,000	12,000,000	9,000,000	6,000,000	1,674,776
Trust Value Per Share	$10.05	$10.06	$10.07	$10.10	$9.95

(1)
Assumes that 13,325,224 shares of Class A common stock, which represents approximately 88.8% of AMCI’s currently outstanding Class A common stock, are redeemed. The maximum redemption scenario represents the maximum level of redemptions that would permit completion of the Business Combination, including satisfying the Minimum Closing Cash Condition, based on $150,969,468 held in trust as of September 30, 2022 and a redemption price of $10.06 per share, reduced by the required payment of transaction expenses. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Furthermore, to the extent that holders of shares of Class A common stock redeem their shares in connection with the Business Combination, their public warrants will remain issued and outstanding notwithstanding the redemption of their shares of Class A common stock. The Sponsor owns 3,500,000 private placement warrants. Following the consummation of the Business Combination, all of AMCI’s outstanding warrants will become warrants to acquire shares of New LanzaTech Common Stock on the same terms as AMCI’s currently outstanding warrants.
The table below shows the relative ownership levels of holders of shares of New LanzaTech Common Stock following the Business Combination under varying redemption scenarios and assuming that no warrants to purchase New LanzaTech Common Stock have been exercised at the Closing.
	Assuming No Redemptions		Assuming 20% Redemptions		Assuming 40% Redemptions		Assuming 60% Redemptions		Assuming Maximum Redemptions(1)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Public shares	15,000,000	6.53%	12,000,000	5.29%	9,000,000	4.02%	6,000,000	2.72%	1,674,776	0.78%
Shares issued to LanzaTech Stockholders(2)	164,167,259	71.47%	164,167,259	72.41%	164,167,259	73.38%	164,167,259	74.45%	164,167,259	76.21%
Founder shares of AMCI Insiders(3)	3,750,000	1.63%	3,750,000	1.65%	3,750,000	1.68%	3,500,000	1.59%	2,779,130	1.29%
Shares issued to PIPE Investors(4)	18,000,000	7.83%	18,000,000	7.94%	18,000,000	8.04%	18,000,000	8.16%	18,000,000	8.35%
Shares underlying public warrants	7,500,000	3.26%	7,500,000	3.31%	7,500,000	3.35%	7,500,000	3.40%	7,500,000	3.48%
Shares underlying private placement warrants	3,500,000	1.52%	3,500,000	1.54%	3,500,000	1.56%	3,500,000	1.59%	3,500,000	1.62%
Shares underlying LanzaTech warrants	1,279,553	0.56%	1,279,553	0.56%	1,279,553	0.57%	1,279,553	0.58%	1,279,553	0.59%
Shares underlying LanzaTech options	16,553,188	7.20%	16,553,188	7.30%	16,553,188	7.40%	16,553,188	7.51%	16,553,188	7.68%
Shares outstanding	229,750,000	100.00%	226,750,000	100.00%	223,750,000	100.00%	220,500,000	100.00%	215,453,906	100.00%

(1)
Assumes that 13,325,224 shares of Class A common stock, which represents approximately 88.8% of AMCI’s currently outstanding Class A common stock, are redeemed. The maximum redemption scenario represents the maximum level of redemptions that would permit completion of the Business Combination, including satisfying the Minimum Closing Cash Condition, based on $150,969,468 held in trust as of September 30, 2022 and a redemption price of $10.06 per share, reduced by the required payment of transaction expenses. See “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)
Assumes (a) no election by Brookfield to convert any portion of the Brookfield SAFE into shares of New LanzaTech Common Stock at the Closing, (b) no election by ArcelorMittal to exercise any portion of the AM SAFE Warrant for shares of New LanzaTech Common Stock at the Closing, and (c) no election by the holders of the VLL Warrants to exercise any portion of such warrants for shares of New LanzaTech Common Stock at the Closing.

(3)
Maximum redemption scenario reflects the forfeiture of an aggregate of 970,870 shares of Class B common stock and the 60% redemption scenario reflects the forfeiture of an aggregate of 250,000 shares of Class B common stock, in each case, in accordance with the terms of the Sponsor Support Agreement. Does not reflect the sale of founder shares by the AMCI Insiders to the Anchor Investors in accordance with the terms of the Anchor Investor Letter Agreements.
(4)
Includes 1,700,000 shares of Class A common stock subscribed for by AMCI Group, LLC Series 35, an entity in which Hans Mende, a director of AMCI and an AMCI Insider, holds voting and investment control. AMCI Group, LLC Series 35 is a member of the Sponsor and a beneficial owner of more than 5% of AMCI’s currently outstanding securities.

Q:
What amendments will be made to the Current Charter?

A:
We are asking AMCI Stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the AMCI Board believes are necessary to address the needs of the post-Business Combination company, including, among other things: (i) changing the post-combination company’s name to LanzaTech Global, Inc., (ii) removing the blank check company provisions, (iii) changing the stock classes and the total number of authorized shares of common stock to 400,000,000 shares of a single class of common stock, (iv) changing the stockholder vote required to 66 2∕3% in voting power of then outstanding shares of New LanzaTech Common Stock to (A) alter, amend or repeal the indemnification provisions in our bylaws, (B) remove a director and (C) alter, amend or repeal certain provisions of the Proposed Charter and (v) providing that stockholders may not take action by written consent.

Pursuant to the DGCL and the Current Charter, AMCI is required to submit the Charter Proposals to the AMCI Stockholders for approval. For additional information, see the section entitled “The Charter Proposals.”
Q:
What material negative factors did the AMCI Board consider in connection with the Business Combination?

A:
Although the AMCI Board believes that the acquisition of LanzaTech will provide the AMCI Stockholders with an opportunity to participate in a combined company with significant growth potential and a well-known brand, the AMCI Board did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that AMCI Stockholders would not approve the Business Combination and the risk that significant numbers of AMCI Stockholders would exercise their redemption rights. In addition, during the course of AMCI management’s evaluation of LanzaTech’s operating business and its public company potential, management conducted detailed due diligence on certain potential challenges. Some factors that both AMCI management and the AMCI Board considered were (i) the history of LanzaTech’s net losses and the fact that, going forward, LanzaTech anticipates incurring losses, (ii) LanzaTech’s reliance upon industry partners to effect its growth strategy and to execute its business plan, (iii) LanzaTech owns and anticipates acquiring additional equity interests in several of its customers’ plants and has exposure to the volatility and liquidity risks inherent in holding such equity, (iv) LanzaTech’s revenue is currently concentrated in a limited number of customers and growth will depend on expanding that customer base, (v) rapidly changing technology and extensive competition for technologies addressing decarbonization, (vi) the protection of intellectual property, (vii) construction risks, including failure to complete a project on-time or in a cost-effective manner, (viii) potential requirements for additional financing to fund operations and complete the development and commercialization of new products or new aspects of existing process technologies, (ix) the availability and cost of waste-based feedstocks used in LanzaTech’s process are subject to fluctuation based on market conditions and (x) volatility in commodity chemicals prices and the associated impact on LanzaTech’s royalty revenue and CarbonSmart revenues. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — AMCI Board Reasons for the Approval of the Business Combination” as well as in the section entitled “Risk Factors — Risks Related to AMCI and the Business Combination.”

Q:
Do I have redemption rights?

A:
If you are a public stockholder, you have the right to request that AMCI redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the

Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.”
If you wish to exercise your redemption rights, please see the answer to the next question: ”How do I exercise my redemption rights?”
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
AMCI, the Sponsor and the AMCI Insiders entered into that certain letter agreement, dated as of August 3, 2021, pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of a business combination such as the Business Combination. Further, under the Sponsor Support Agreement, the AMCI Insiders agreed to forfeit up to one third of the aggregate number of shares of Class A common stock into which the Class B common stock otherwise would automatically convert in connection with the Business Combination in the event that more than 50% of the issued and outstanding shares of Class A common stock immediately prior to the Effective Time are the subject of redemptions (that are not withdrawn) in connection with the Business Combination.
Q:
How do I exercise my redemption rights?

A:
If you are a public stockholder and wish to exercise your right to redeem your public shares, you must:

(i)
(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to                 , New York City time, on                 , 2023 (two business days prior to the scheduled date of the Special Meeting), (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental that AMCI redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through the DTC.

The address of Continental is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.
Any public stockholder will be entitled to request that their public shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. For illustrative purposes, as of September 30, 2022, this would have amounted to approximately $10.06 per public share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.
If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is                 , New York City time, on                 , 2023 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to Continental and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that AMCI instruct Continental to return the shares to you (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by AMCI’s secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental prior to                 , New York City time, on                 , 2023.
If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any AMCI warrants that you may hold.
Q:
If I am a holder of units, can I exercise redemption rights with respect to my units?

A:
No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, AMCI’s transfer agent, directly and instruct them to do so. If you fail to cause your units to be separated and delivered to Continental, AMCI’s transfer agent, prior to                 , New York City time, on                 , 2023, you will not be able to exercise your redemption rights with respect to your public shares.

Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the number of public shares that you own or are deemed to own (including through the ownership of New LanzaTech warrants). Any portion of such a distribution to you if you are a Non-U.S. holder (as defined below) that constitutes a dividend for U.S. federal income tax purposes will generally be subject to withholding tax at a rate of 30% of the gross amount of the dividend (unless you establish that you are eligible for a reduced rate of withholding tax under an applicable income tax treaty or certain other exceptions apply). Because the determination as to whether a redemption is treated as a sale or a distribution is dependent on matters of fact, withholding agents may presume, for withholding purposes, that all amounts paid to Non-U.S. holders in connection with a redemption are treated as distributions in respect of such Non-U.S. holder’s public shares. Accordingly, if you are a Non-U.S. holder, you should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to you pursuant to a redemption at a rate of 30% unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, or other applicable IRS Form W-8).

For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Consideration.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
How does the AMCI Board recommend that I vote?

A:
The AMCI Board unanimously recommends that the AMCI Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposals, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” each director nominee and “FOR” the approval of the Adjournment Proposal. For more information regarding how the AMCI Board recommends that AMCI Stockholders vote, see the section entitled “The Business Combination Proposal — AMCI Board Reasons for the Approval of the Business Combination.”

Q:
How do the AMCI Insiders intend to vote their shares?

A:
In connection with the execution of the Merger Agreement, the Sponsor and the other AMCI Insiders entered into the Sponsor Support Agreement pursuant to which, among other things, the AMCI Insiders agreed to vote their shares in favor of the Business Combination Proposal and all other proposals being presented at the Special Meeting. The AMCI Insiders currently own 20% of our outstanding common stock. Because the Business Combination Proposal requires a majority of votes cast by AMCI Stockholders in order to be approved and because a quorum will exist at the Special Meeting if a majority of the outstanding AMCI Shares as of the record date are present, assuming that all of the shares held by the AMCI Insiders were to be voted, the Business Combination Proposal could be approved by the additional affirmative vote of shares representing as little as 6.25% of the remaining outstanding shares not held by AMCI Insiders.

Q:
May the Sponsor or the AMCI Insiders purchase public shares or warrants prior to the Special Meeting?

A:
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding AMCI or its securities, the Sponsor, the AMCI Insiders, LanzaTech and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) AMCI satisfies the Minimum Closing Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination Proposal and satisfying the Minimum Closing Cash Condition. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Sponsor or the AMCI Insiders for nominal value.

Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination Proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

Q:
What interests do the Sponsor and AMCI’s current officers and directors have in the Business Combination?

A:
The Sponsor and AMCI’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination. These interests include the following:

•
The Sponsor and the other AMCI Insiders will lose their entire investment in us if we do not complete a business combination by August 6, 2023. If we are unable to complete our initial business combination by August 6, 2023, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the AMCI Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

•
The Sponsor and the other AMCI Insiders may be incentivized to complete the Business Combination, or an alternative business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and the other AMCI Insiders would lose their entire investment. As a result, the Sponsor as well as the AMCI Board or AMCI’s officers may have a conflict of interest in determining whether LanzaTech is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. The AMCI Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to the public stockholders that they approve the Business Combination.

•
Each of our officers and directors has fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. The Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Company and such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue, and to the extent the director or officer is permitted to refer that opportunity to the Company without violating any legal obligation.

•
The AMCI Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if AMCI fails to complete a business combination by August 6, 2023. The Sponsor purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000, or $0.005 per share. In March 2021, the Sponsor transferred all of the founder shares held by it to the AMCI Insiders. Upon the Closing, such founder shares will convert into 3,750,000 shares of New LanzaTech Common Stock (assuming no founder shares are forfeited by the AMCI Insiders at Closing pursuant to the Sponsor Support Agreement), and such shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would have an aggregate market value of approximately $37.2 million based upon the closing price of $9.92 per public share on Nasdaq on December 21, 2022, but, given the restrictions on such shares, we believe such shares have less value. Nevertheless, as a result of the nominal price of $0.005 per share paid by the AMCI Insiders for their founder shares as compared to the recent market price of the Class A common stock described above, the AMCI Insiders and their affiliates are likely to earn a positive rate of return on their investments in the founder shares even if other holders of Class A common stock experience a negative rate of return on their investments in the Class A common stock. The founder shares would become worthless if we do not complete an initial business combination within the applicable time period set forth in the Current Charter, as the AMCI Insiders have waived any right to redemption with respect to these shares, for no consideration.

•
Simultaneously with the closing of the IPO, AMCI completed a private sale of an aggregate of 3,500,000 private placement warrants to the Sponsor at a purchase price of $1.00 per warrant, generating gross proceeds to the Company of $3,500,000. The private placement warrants are identical to the public warrants except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by AMCI or, after the Closing, New LanzaTech, (ii) may not (including the Class A common stock issuable upon exercise of such private placement warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of AMCI’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. The warrants held by the Sponsor had an aggregate market value of approximately $0.77 million based upon the closing price of $0.22 per warrant on Nasdaq on December 21, 2022.

•
Nimesh Patel, our Chief Executive Officer and a member of the AMCI Board, will continue to serve as a director of New LanzaTech after the Closing. As such, in the future he may receive cash fees, stock options or stock awards that the New LanzaTech Board determines to pay to its directors and/or officers.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act.

•
On March 28, 2022, we entered into a promissory note with the Sponsor, pursuant to which we may borrow up to $1,500,000 for working capital expenses. In connection with the Closing, the Sponsor is entitled to the repayment of any such working capital loans and advances that remain outstanding. Up to $1,500,000 of such loans may be converted by the Sponsor into up to an additional 1,500,000 private placement warrants, at a price of $1.00 per warrant, which issuance could have a dilutive effect on the interests of holders of shares of New LanzaTech Common Stock to the extent such warrants are exercised. We may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. As of the date of this filing, there were no borrowings under the promissory note.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
Upon the Closing, subject to the terms and conditions of the Merger Agreement, the Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by AMCI from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this filing, there were reimbursable out-of-pocket expenses of approximately $596,400 owed and no loans outstanding. If the Closing does not occur, any such reimbursable expenses or loans may not be repaid.

•
Each of our independent directors owns 50,000 founder shares, for which they paid a total of $250, or $0.005 per share, which is the same per share price that the Sponsor initially paid for the founder shares. As such, our independent directors may have an interest in consummating a business combination that does not align with the interests of the AMCI Stockholders. None of our independent directors are members of the Sponsor.

•
As part of the Private Placement, AMCI Group, LLC Series 35, an entity in which Hans Mende, a director of AMCI, holds voting and investment control, subscribed for 1,700,000 shares of Class A common stock for an aggregate purchase price of $17,000,000. AMCI Group, LLC Series 35 is a member of the Sponsor and a beneficial owner of more than 5% of AMCI’s currently outstanding securities.

•
The Sponsor and the AMCI Insiders have entered into the Sponsor Support Agreement pursuant to which the Sponsor and the AMCI Insiders have already agreed to vote their shares in favor of the Business Combination.

These interests may influence AMCI’s directors in making their recommendation that you vote in favor of the approval of the Business Combination. The AMCI Board was advised of and evaluated each of these interests and concluded that the potential benefits that it expected AMCI and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination. Accordingly, the AMCI Board unanimously resolved that the Business Combination, the ancillary documents to which AMCI is or will be a party and the transactions contemplated thereby (including the Business Combination) were advisable, fair to, and in the best interests of, AMCI and its stockholders.
Q:
Will the management of New LanzaTech change in connection with the Closing?

A:
We anticipate that all of the executive officers of LanzaTech will continue to serve in such capacities for New LanzaTech after the Closing. In addition, we expect that each of the current AMCI directors, other than Nimesh Patel, will resign upon the Closing and each of Dr. Jennifer Holmgren, Nigel Gormly, Jim Messina, Gary Rieschel, Dorri McWhorter and Barbara Byrne will be appointed to serve as directors of the New LanzaTech upon the Closing if elected by the stockholders of AMCI. For additional information, please see the section entitled “New LanzaTech Management after the Business Combination.”

Q:
Who is entitled to vote at the Special Meeting?

A:
The AMCI Board has fixed December 28, 2022 as the record date for the Special Meeting. All holders of record of AMCI Shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the question “How can I vote my shares without attending the Special Meeting?” for instructions on how to vote your AMCI Shares without attending the Special Meeting.

Q:
How many votes do I have?

A:
Each AMCI Stockholder of record is entitled to one vote for each AMCI Share held by such holder as of the close of business on the record date. As of the date of this proxy statement/prospectus, there were 18,750,000 outstanding AMCI Shares.

Q:
What constitutes a quorum for the Special Meeting?

A:
A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding AMCI Shares as of the record date are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Q:
What will happen to my AMCI Shares as a result of the Business Combination?

A:
If the Business Combination is completed, each share of Class B common stock will be converted into one share of Class A common stock in accordance with the terms of the Current Charter and each then outstanding share of Class A common stock will automatically become a share of New LanzaTech Common Stock. See the section entitled “The Business Combination Proposal — Consideration to LanzaTech Stockholders” for more information.

Q:
Where will the New LanzaTech Common Stock that AMCI Stockholders receive in the Business Combination be publicly traded?

A:
Assuming the Business Combination is completed, the shares of New LanzaTech Common Stock (including the New LanzaTech Common Stock issued in connection with the Business Combination) and the public warrants will be listed and traded on Nasdaq under the ticker symbols “LNZA” and “LNZAW,” respectively.

Q:
What happens if the Business Combination is not completed?

A:
If the Closing has not occurred by February 28, 2023, then we will seek to consummate an alternative initial business combination prior to August 6, 2023. If we do not consummate an initial business combination by August 6, 2023, we will cease all operations except for the purpose of winding up, redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:
How can I attend and vote my shares at the Special Meeting?

A:
If you were the record holder of AMCI Shares as of the record date, you may submit your proxy to vote such shares by mail or at the Special Meeting.

Voting by Mail:
•
To submit your proxy by mail, simply mark your proxy card, date and sign it and return it in the postage-paid envelope. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

•
If you vote by mail, your proxy card must be received no later than the close of business, New York City time, on                 , 2023.

Please carefully consider the information contained in this proxy statement/prospectus and, whether or not you plan to attend the Special Meeting, please vote by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Special Meeting.
Voting at the Special Meeting:
•
We encourage you to vote by mail. If you attend the Special Meeting, you may also submit your vote at the Special Meeting via the Special Meeting website at https://                            , in which case any votes that you previously submitted by mail will be superseded by the vote that you cast at the Special Meeting. If your proxy is properly completed and submitted, and if you do not revoke it prior to or at the Special Meeting, your shares will be voted at the Special Meeting in the manner set forth in this proxy statement/prospectus or as otherwise specified by you. Again, your paper proxy card must be received by mail no later than the close of business, New York City time, on                 , 2023.

Voting of shares held in street name:
•
If your shares are held in an account at a broker, bank or nominee (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the broker, bank or nominee. See the section entitled “The Special Meeting of Stockholders — Voting Your Shares — Beneficial Owners” for more information.

Q:
How can I vote my shares without attending the Special Meeting?

A:
If you are a stockholder of record of AMCI Shares as of the close of business on December 28, 2022, the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.

Q:
What is a proxy?

A:
A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of AMCI Shares as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of AMCI’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Nimesh Patel and Walker Woodson.

Q:
What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:
If your AMCI Shares are registered directly in your name with Continental, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record). For AMCI Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your AMCI Shares are voted.
Shares in “street name.” For AMCI Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.
Q:
If an AMCI Stockholder gives a proxy, how will the AMCI Shares covered by the proxy be voted?

A:
If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your AMCI Shares in the way that you indicate when providing your proxy in respect of the AMCI Shares you hold. When completing the proxy card, you may specify whether your AMCI Shares should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:
How will my AMCI Shares be voted if I return a blank proxy?

A:
If you sign, date and return your proxy and do not indicate how you want your AMCI Shares to be voted, then your AMCI Shares will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposals, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” each director nominee and “FOR” the approval of the Adjournment Proposal.

Q:
Can I change my vote after I have submitted my proxy?

A:
Yes. If you are a stockholder of record of AMCI Shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•
submit a new proxy card bearing a later date;

•
give written notice of your revocation to AMCI’s Corporate Secretary, which notice must be received by AMCI’s Corporate Secretary prior to the vote at the Special Meeting; or

•
attend and vote electronically at the Special Meeting by visiting https://                 and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:
Where can I find the voting results of the Special Meeting?

A:
The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, AMCI will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q:
Are AMCI Stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A:
No. AMCI Stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. AMCI Stockholders may vote against the Business Combination Proposal if they are not in favor of the adoption of the Merger Agreement, and may also elect to exercise their right to redeem their public shares as discussed in this proxy statement. Holders of AMCI’s units or warrants are also not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination.

Q:
Are there any risks that I should consider as an AMCI Stockholder in deciding how to vote or whether to exercise my redemption rights?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.”

Q:
What happens if I sell my AMCI Shares before the Special Meeting?

A:
The record date for AMCI Stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your AMCI Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your AMCI Shares after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold shares of New LanzaTech capital stock to the person to whom you transfer your shares.

Q:
When is the Business Combination expected to be completed?

A:
Subject to the satisfaction or waiver of the Closing conditions described in the section entitled “The Merger Agreement — Conditions to Closing”, including the adoption of the Merger Agreement by the AMCI Stockholders at the Special Meeting, the Business Combination is expected to close in the first quarter of 2023. However, it is possible that factors outside the control of both AMCI and LanzaTech could result in the Business Combination being completed at a later time, or not being completed at all.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
AMCI has engaged a professional proxy solicitation firm, Morrow, to assist in soliciting proxies for the Special Meeting. AMCI has agreed to pay Morrow a fee of $30,000, plus disbursements. AMCI will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. AMCI will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. AMCI’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
What should I do now?

A:
You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your AMCI Shares will be voted in accordance with your instructions.

Q:
What should I do if I receive more than one set of voting materials?

A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your AMCI Shares.
Q:
Whom do I call if I have questions about the Special Meeting or the Business Combination?

A:
If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Telephone: (800) 662-5200
(Banks and brokers can call collect at: (203) 658-9400)
Email: AMCI.info@investor.morrowsodali.com
You also may obtain additional information about AMCI from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, AMCI’s transfer agent, at the address below prior to                 , New York City time, on                 , 2023. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and the annexes and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.
Information About the Parties to the Business Combination
AMCI Acquisition Corp. II
600 Steamboat Road, Greenwich, Connecticut 06830, Tel: (203) 625-9200.
AMCI Acquisition Corp. II is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.
LanzaTech NZ, Inc.
8045 Lamon Avenue, Suite 400, Skokie, Illinois 60077, Tel: (847) 324-2400.
LanzaTech was incorporated as a New Zealand limited company on January 25, 2005 under the name LanzaTech New Zealand Limited. On October 28, 2021, LanzaTech reincorporated under the laws of the State of Delaware under the name LanzaTech NZ, Inc.
LanzaTech is a nature-based carbon refining company that transforms waste carbon into the chemical building blocks for consumer goods such as sustainable fuels, fabrics, and packaging that people use in their daily lives. Using LanzaTech’s process technology, LanzaTech’s partners launched the world’s first commercial carbon refining plant in 2018 in China. Since then, LanzaTech’s partners have launched an additional two commercial plants operating in China, one in April 2021 and the other in September 2022. LanzaTech has numerous projects in construction, under development and in the pipeline globally. LanzaTech’s technology platform is designed to use a variety of waste feedstocks, from waste industrial gases to biomass residues and municipal solid waste. LanzaTech’s technology platform is designed to capitalize on the demand for sustainable fuels and chemicals, which can be used in multiple sectors such as aviation, automotive, textiles, home goods, consumer goods and others, to address the growing preference among major companies for environmentally conscious products and manufacturing processes.
LanzaTech’s low carbon ethanol is being produced at commercial scale at three separate locations in China, with production of over 47 million gallons of fuel grade ethanol. There are 14 additional plants being developed worldwide, 12 of which are commercial-scale and two are demo-scale. Six of the 14 plants are in construction and the remaining eight plants are in engineering phases. LanzaTech is also developing biocatalysts and processes to produce a vast suite of additional products utilizing novel biocatalysts, including acetone and isopropanol and important industrial solvents used in multiple applications including production of polymers from isopropanol. Products generated through the application of downstream catalytic chemistry of ethanol include sustainable aviation fuel, sustainable diesel, ethylene, polyethylene, polyethylene terephthalate, surfactants and glycols.
LanzaTech has not achieved operating profitability in any quarter since its formation. LanzaTech’s net losses were approximately $55.0 million for the nine months ended September 30, 2022, and $30.6 million for the nine months ended September 30, 2021. As of September 30, 2022, LanzaTech had an accumulated deficit of $434.9 million. LanzaTech anticipates that it will continue to incur losses until it can sufficiently commercialize its process technologies.
LanzaTech aims to maximize revenue through the selective deployment of both its licensing and co-development models. LanzaTech’s licensing model focuses on generating licensing, royalty, and services fees from LanzaTech’s commercialization efforts, while LanzaTech’s partners own and operate the gas fermentation plants. In certain more limited cases, LanzaTech will act as co-developer on projects, allowing LanzaTech to leverage its existing relationships and project development expertise to take the role of a financial sponsor for select projects where LanzaTech believes it can participate in the ownership, either directly or by arranging and deploying third-party capital, and operation of the gas fermentation plant. To maximize revenue from each project, whether via licensing or co-development, LanzaTech sells supplies and equipment to its projects and customers. Additionally, LanzaTech provides advisory, research and engineering services to develop new chemicals, use new feedstocks, and advance new fermentation or synthetic biology capabilities.
LanzaTech is incorporated in Delaware and its headquarters are in Skokie, Illinois. LanzaTech is not a company that was formed under the laws of the PRC. However, LanzaTech has business operations in China, several strategic investors located in China, including Sinopec Capital Co., Ltd. (“Sinopec”), and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. LanzaTech also holds a minority ownership stake in Beijing Shougang LanzaTech Technology Co., Ltd. (the “Shougang Joint Venture”). LanzaTech licenses its technology in China to the Shougang Joint Venture. Entities in which the Shougang Joint Venture holds a controlling interest currently produce low carbon ethanol at three commercial scale facilities using LanzaTech’s process technology, which, in addition to its use as fuel, is transported and processed for use in consumer products. For more information on the Shougang Joint Venture, see the section entitled “Information about LanzaTech — Key Collaboration Agreements — Shougang Joint Venture.” Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time holders of outstanding capital stock in LanzaTech will have the right to receive shares of New LanzaTech Common Stock. Such holders will not receive shares in the Shougang Joint Venture.
LanzaTech has determined the Shougang Joint Venture to be a variable interest entity (“VIE”) for which LanzaTech is not the primary beneficiary. LanzaTech holds its equity interest in the Shougang Joint Venture through its subsidiary, LanzaTech Hong Kong Limited, a limited liability company organized under the laws of Hong Kong. LanzaTech Hong Kong Limited is not a wholly foreign-owned enterprise (‘‘WFOE’’) organized under the laws of the PRC. This VIE structure was implemented to effectuate the intellectual property licensing arrangement between LanzaTech and the Shougang Joint Venture and is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.
LanzaTech also has a subsidiary, LanzaTech China Limited, which is a WFOE organized under the laws of the PRC. This subsidiary employs the professionals that work in LanzaTech’s office in Shanghai. LanzaTech China Limited does not hold an equity interest in the Shougang Joint Venture, or in any other VIE in China.
The following chart illustrates the organizational structure of LanzaTech and its subsidiaries as of the date of this proxy statement/prospectus:
LanzaTech has entered into a license agreement with the Shougang Joint Venture and a letter agreement with the Shougang Joint Venture and Sinopec. Although LanzaTech has the right to appoint and elect, and currently has appointed and elected, one director to the Shougang Joint Venture’s board of directors, the agreements between LanzaTech, the Shougang Joint Venture and Sinopec do not provide LanzaTech with the power to direct the activities that are most significant to the economic performance of the Shougang Joint Venture. Therefore, LanzaTech does not consolidate the Shougang Joint Venture in its financial statements. LanzaTech may incur substantial costs to enforce the terms of the agreements. LanzaTech may also face challenges enforcing its contractual arrangements with the Shougang Joint Venture due to legal uncertainties and jurisdictional limits.
Although LanzaTech is incorporated and headquartered in the United States, LanzaTech may still be subject to certain PRC laws due to its business operations in China. LanzaTech faces risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to cross-border data security, anti-monopoly concerns and VIEs, would apply to LanzaTech and its operations. Any application of these statements or regulatory actions to LanzaTech and its operations in the future, including a limitation on or disallowance of the VIE structure by Chinese regulatory authorities, could result in a material change in LanzaTech’s operations and could result in a material change in the value of the shares of New LanzaTech Common Stock.
Because LanzaTech is a U.S. entity, as opposed to a company formed under the laws of the PRC, LanzaTech believes none of LanzaTech or its subsidiaries is required to obtain permission from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other governmental agency in China to consummate the Business Combination. Accordingly, as of the date of this proxy statement/prospectus, LanzaTech has not applied or received any permission or approvals from the CSRC, the CAC or any other governmental agency in China to effect the Business Combination. If (i) LanzaTech does not receive or maintain any permission or approval required of it, (ii) LanzaTech inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and LanzaTech becomes subject to the requirement of additional permissions or approvals in the future, LanzaTech may have to expend significant time and costs to procure them. If LanzaTech is unable to do so, on commercially reasonable terms, in a timely manner or otherwise, LanzaTech may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against LanzaTech, and other forms of sanctions, and LanzaTech’s business, reputation, financial condition, and results of operations may be materially and adversely affected. For more information, see the following risk factors in the section entitled “Risk Factors — Risks Related to LanzaTech’s Business and Industry”: “Political and economic uncertainty, including changes in policies of the Chinese government or in relations between China and the United States, may impact our revenue and materially and adversely affect our business, financial condition, and results of operations’’; ‘‘Our ability or the ability of our partners to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters, which can change quickly with little advance notice”; “Our operations and financial results may be impacted if the PRC government determines that the contractual arrangements constituting part of the Shougang Joint Venture VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future”; “We and our partners may be subject to regulatory actions by the Chinese government targeting concerns related to data security and monopolistic behavior”; “Changes in China’s economic, political or social conditions or legal system or government policies could have a material adverse effect on our business and operations”; and “We may be subject to risks that the Chinese government may intervene or influence our operations at any time”.
Pursuant to LanzaTech’s license agreement with the Shougang Joint Venture, the Shougang Joint Venture transfers required payments by wire transfer to LanzaTech, Inc., a wholly owned subsidiary of LanzaTech. As of the date of this proxy statement/prospectus, transfers of cash or other types of assets have been made between the Shougang Joint Venture and LanzaTech and its subsidiaries. The payments made between the Shougang Joint Venture and LanzaTech, Inc. have been in the ordinary course of business and have consisted of payments from LanzaTech, Inc. to the Shougang Joint Venture for the sale of ethanol and payments from the Shougang Joint Venture to LanzaTech, Inc. for sales of microbes, media, consumables and equipment. Payments from LanzaTech, Inc. to the Shougang Joint Venture were approximately $2.9 million for the period from January 1, 2022 to November 30, 2022. No payments were made from LanzaTech, Inc. to the Shougang Joint Venture in 2021. Payments from the Shougang Joint Venture to LanzaTech, Inc. were approximately $130,000 for the period from January 1, 2022 to November 30, 2022, and $300,000 in 2021. LanzaTech has not in the past and does not intend in the future to distribute to its stockholders any amounts that it receives from the Shougang Joint Venture. For more information, see the audited and unaudited financial statements of LanzaTech includes elsewhere in this proxy statement/prospectus.
Except as set forth in the Merger Agreement, as described elsewhere in this proxy statement/prospectus, there are no restrictions or limitations on
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foreign exchange;

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LanzaTech’s ability to transfer cash between entities, across borders, or to U.S. investors;

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LanzaTech’s ability to distribute earnings from the company, including its subsidiaries, to the holding company or U.S. investors; or

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LanzaTech’s ability to settle amounts owed under agreements with the Shougang Joint Venture.

LanzaTech’s auditor, Deloitte & Touche, LLP, is not headquartered in mainland China or Hong Kong and therefore is not subject to the determinations announced by the Public Company Accounting Oversight Board (the “PCAOB”) on December 16, 2021 regarding the PCAOB’s inability to inspect or investigate registered public accounting firms headquartered in mainland China or Hong Kong. LanzaTech does not expect that the Holding Foreign Companies Accountable Act and related regulations will be applicable to New LanzaTech.
See the section entitled “Information About LanzaTech” for additional information about LanzaTech.
The Business Combination and the Merger Agreement
The terms and conditions of the Business Combination are contained in the Merger Agreement and Amendment No. 1 thereto, which are attached as Annex A and Annex H, respectively, to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.
If the Merger Agreement is approved and adopted and the Business Combination is consummated, Merger Sub will merge with and into LanzaTech with LanzaTech surviving the Merger as a wholly owned subsidiary of AMCI.
Structure of the Business Combination
Pursuant to the Merger Agreement, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the Business Combination. Upon consummation of the foregoing transactions, LanzaTech will become a wholly owned subsidiary of AMCI, and AMCI will then be renamed “LanzaTech Global, Inc.”
The following diagrams illustrate in simplified terms the current structure of AMCI and LanzaTech and the expected structure of New LanzaTech (formerly AMCI) upon the Closing.

Simplified Pre-Combination Structure
Simplified Post-Combination Structure

Public Stockholders
AMCI Insiders
LanzaTech Stockholders
PIPE Investors
New LanzaTech
Delaware
LanzaTech
Delaware
LanzaTech subsidiaries

Merger Consideration
The consideration to be paid to LanzaTech stockholders will be shares of New LanzaTech Common Stock (valued at $10.00 per share), in an aggregate value equal to the Equity Value, i.e. $1,817,000,000. Immediately prior to the Business Combination, the LanzaTech Share Conversion will be effectuated. Pursuant to the Merger Agreement, at the Effective Time, the consideration to be issued to the then current holders of LanzaTech shares will be in the form of shares of New LanzaTech Common Stock. The number of shares of New LanzaTech Common Stock payable in the Business Combination in respect of each share of LanzaTech capital stock will be determined based on the Exchange Ratio. In addition, the accumulated dividends payable to holders of LanzaTech preferred shares in connection with the LanzaTech Share Conversion will be settled by delivery of New LanzaTech Common Stock, as part of the aggregate consideration described above in this paragraph.
Pursuant to the Merger Agreement, at the Effective Time: (i) each LanzaTech warrant that is outstanding and unexercised immediately prior to the Effective Time and would automatically be exercised or exchanged in full in accordance with its terms by virtue of the occurrence of the Business Combination, will be so automatically exercised or exchanged in full for the applicable shares of LanzaTech capital stock, and each such share of LanzaTech capital stock will be treated as being issued and outstanding immediately prior to the Effective Time and will be cancelled and converted into the right to receive the applicable shares of New LanzaTech Common Stock; (ii) each LanzaTech warrant that is outstanding and unexercised prior to the Effective Time and is not automatically exercised in full as described in clause (i) will be converted into a warrant to purchase shares of New LanzaTech Common Stock, in which case (a) the number of shares underlying such New LanzaTech warrant will be determined by multiplying the number of shares of LanzaTech capital stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio and (b) the per share exercise price of such New LanzaTech warrant will be determined by dividing the per share exercise price of such LanzaTech warrant immediately prior to the Effective Time by the Exchange Ratio, except that in the case of the AM SAFE Warrant, such exercise price will be $10.00; and (iii) to the extent not converted in full immediately prior to the Effective Time, the Brookfield SAFE will be assumed by New LanzaTech and will be convertible into shares of New LanzaTech Common Stock.
Pursuant to the Merger Agreement, at the Effective Time, each LanzaTech option will be converted into New LanzaTech options to purchase a number of shares of New LanzaTech Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of LanzaTech common shares subject to such LanzaTech option multiplied by (ii) the Exchange Ratio. The exercise price of such New LanzaTech options will be equal to the quotient of (a) the exercise price per share of such LanzaTech option in effect immediately prior to the Effective Time divided by (b) the Exchange Ratio (and as so determined, this exercise price will be rounded up to the nearest full cent).
Pursuant to the Merger Agreement, at the Effective Time, each LanzaTech RSA that is outstanding immediately prior to the Effective Time will be converted into a New LanzaTech RSA on the same terms and conditions as were applicable to such LanzaTech RSA immediately prior to the Effective Time, except that such New LanzaTech RSA will relate to a number of shares of New LanzaTech Common Stock equal to the number of LanzaTech common shares subject to such LanzaTech RSA, multiplied by the Exchange Ratio.
The Private Placement
AMCI entered into the Initial Subscription Agreements with certain PIPE Investors pursuant to which, among other things, AMCI agreed to issue and sell in a private placement an aggregate of 12,500,000 shares of Class A common stock to the PIPE Investors for $10.00 per share, which will generate total gross proceeds of $125,000,000 (the “Initial PIPE Investment Amount”). The Initial PIPE Investment Amount includes 3,000,000 shares of Class A common stock to be issued to ArcelorMittal pursuant to the AM SAFE Note with LanzaTech, as a result of which ArcelorMittal will also enter into an Initial Subscription Agreement prior to the Closing.
AMCI also entered into the Additional Subscription Agreements with certain PIPE Investors, pursuant to which AMCI agreed to issue and sell in a private placement an aggregate of 5,500,000 shares of Class A common stock to such PIPE Investors for $10.00 per share, which will generate total gross proceeds of

$55,000,000 (the “Additional PIPE Investment Amount” and together with the Initial PIPE Investment Amount, the “PIPE Investment Amount”).
To date, PIPE Investors have agreed to purchase shares of Class A common stock for an aggregate purchase price of $180,000,000 in the Private Placement.
The Private Placement is expected to close immediately prior to the Closing. In connection with the Closing, all of the issued and outstanding shares of Class A common stock, including the shares of Class A common stock issued to the PIPE Investors, will become shares of New LanzaTech Common Stock.
AMCI stockholders should be aware that the Advisors, each of which served as co-placement agents in the Private Placement, have resigned from, and have ceased and refused to act in, every capacity and relationship with respect to each of AMCI and LanzaTech in which they were described in this proxy statement/prospectus or otherwise in connection with the Business Combination and have waived their fees and reimbursements associated with such relationships. AMCI stockholders should not place any reliance on the fact that the Advisors were previously involved with the transaction. AMCI stockholders should be aware that the resignation of the Advisors may indicate that the Advisors do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and AMCI stockholders should not place any reliance on the participation of the Advisors prior to such resignation in the Private Placement and the other transactions contemplated by this proxy statement/prospectus. See “— Recent Developments” below for additional information.
Special Meeting of AMCI Stockholders and the Proposals
The Special Meeting will convene on                 , 2023 at                 , New York City time, in virtual format. Stockholders may attend, vote and examine the list of AMCI Stockholders entitled to vote at the Special Meeting by visiting https://                 and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Charter Proposals, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal.
Approval of the condition precedent proposals is a condition to the obligations of AMCI and LanzaTech to complete the Business Combination.
Only holders of record of issued and outstanding AMCI Shares as of the close of business on December 28, 2022, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each AMCI Share that you owned as of the close of business on that record date.
A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding AMCI Shares as of the record date are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
Approval of the Charter Approval Proposal requires the affirmative vote of the holders of at least a majority of the issued and outstanding AMCI Shares voting together as a single class. Approval of Charter Proposal A requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Class B common stock voting separately. Approval of Charter Proposal B requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Class A common stock voting separately. The failure to vote and abstentions have the same effect as a vote “AGAINST” the proposal.
Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the seven nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve. If a valid quorum is otherwise established, the failure to vote and abstentions will have no effect on the votes for the director nominees.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
Recommendation of AMCI Board
The AMCI Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the AMCI Stockholders and unanimously recommends that the AMCI Stockholders adopt the Merger Agreement and approve the Business Combination. The AMCI Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.
The AMCI Board unanimously recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposals, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” each director nominee and “FOR” the approval of the Adjournment Proposal.
For more information about the AMCI Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Vote Required and AMCI Board Recommendation” and “The Business Combination Proposal — AMCI Board Reasons for the Approval of the Business Combination.”
AMCI Board Reasons for the Approval of the Business Combination
We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We sought to do this by utilizing the networks and industry experience of our management team and the Sponsors to identify, acquire and operate one or more businesses that provide decarbonization and sustainability solutions to the global industrial complex. Our Board considered and evaluated several factors in evaluating and negotiating the transaction and the transaction agreements. For additional information relating to the AMCI Board’s evaluation of the transaction and the factors it considered in connection therewith, please see the section entitled “The Business Combination Proposal — AMCI Board Reasons for the Approval of the Business Combination.”
Regulatory Approvals
The Business Combination is subject to the expiration or termination of a 30-day waiting period (or any extension thereof) applicable under the HSR Act. AMCI and LanzaTech filed their respective Premerger

Notification and Report Forms with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice on March 22, 2022. Consequently, the required waiting period expired at 11:59 p.m., Eastern Time, on April 21, 2022.
Neither AMCI nor LanzaTech is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration of the waiting period under the HSR Act. It is currently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Conditions to the Completion of the Business Combination
The Business Combination is subject to customary closing conditions, including, among others: (i) approval of the condition precedent proposals by the AMCI Stockholders, (ii) obtaining the LanzaTech Requisite Approval from LanzaTech stockholders, (iii) the expiration or termination of the waiting period (or any extension thereof) applicable to the transactions contemplated by the Merger Agreement and any ancillary agreements, in each case under the HSR Act, (iv) this registration statement having been declared effective under the Securities Act, and no stop order suspending its effectiveness having been issued by the SEC that remains in effect and no proceeding seeking such stop order having been initiated by the SEC that remains pending, (v) there being no government order or law enjoining, prohibiting or making illegal the consummation of the Business Combination or the transactions contemplated by the Merger Agreement, (vi) AMCI having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) after giving effect to any payments required to be made in connection with AMCI’s share redemptions and the PIPE Investment Amount, (vii) AMCI having at least $230,000,000 of cash at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the public stockholders of their right to redeem their public shares in accordance with AMCI’s governing documents, if any, and cash received from PIPE Investors (including net proceeds under the AM SAFE Note to LanzaTech) and the net proceeds from the Brookfield SAFE to LanzaTech, net of transaction expenses of AMCI and LanzaTech and (viii) the listing of the shares of New LanzaTech Common Stock on Nasdaq. Unless waived (to the extent such waiver is permissible), if any of these conditions are not satisfied, the Business Combination may not be consummated. See the risk factor entitled “The Merger Agreement includes a Minimum Closing Cash Condition as a condition to the consummation of the Business Combination, which may make it more difficult for AMCI to complete the Business Combination as contemplated.” as well as the section entitled “The Merger Agreement — Conditions to Closing” for more information.
Termination
Mutual Termination Rights
The Merger Agreement may be terminated, and the transactions contemplated thereby abandoned at any time prior to the Closing:
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by mutual written consent of AMCI and LanzaTech;

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by either LanzaTech or AMCI if the Closing has not occurred before 5:00 p.m., Eastern Time, on February 28, 2023 (the “Outside Date”); provided that (i) if any action for specific performance or other equitable relief by LanzaTech brought in accordance with the Merger Agreement with respect to the Merger Agreement, any ancillary agreement or any of the contemplated thereby is pending at such time, then the Outside Date will be automatically extended until 5:00 p.m., Eastern Time, on the date that is the earlier of (a) 30 days after the date on which a final, non-appealable governmental order has been entered with respect to such action and (b) August 6, 2023, and (ii) a party may not terminate the Merger Agreement pursuant to this provision if such party’s breach of any of its obligations under the Merger Agreement is the primary cause of the failure of the Closing to have occurred before the Outside Date;

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by either LanzaTech or AMCI if a governmental entity of competent jurisdiction enacts, issues, promulgates, enforces or enters an order or law that is final and non-appealable and makes the consummation of the Business Combination or any transaction contemplated by the Merger Agreement illegal or permanently prevents or prohibits the same; provided that a party may not terminate the Merger Agreement pursuant to this provision if such party’s breach of any of its obligations under the Merger Agreement is the primary cause of any fact or circumstance but for which the transactions contemplated by the Merger Agreement would not be so illegal or permanently enjoined or prohibited; or
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by either LanzaTech or AMCI, if, at the Special Meeting (subject to any adjournment or postponement made in compliance with the Merger Agreement) any of the condition precedent proposals are not approved, after a vote of the AMCI Stockholders is duly taken thereon.

Termination Rights of AMCI
The Merger Agreement may be terminated by AMCI, and the transactions contemplated thereby abandoned at any time prior to the Closing;
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if there is any breach of any representation, warranty, covenant or agreement on the part of LanzaTech, in each case such that the conditions to Closing set forth in the Merger Agreement relating to the accuracy of the representations and warranties of LanzaTech or compliance with covenants and agreements by LanzaTech, as the case may be, would not be satisfied at the Closing and such failure (i) by its nature cannot be cured prior to the Outside Date through LanzaTech’s exercise of its reasonable best efforts or (ii) has not been cured by the earlier of (x) 30 days after the date on which AMCI has first notified LanzaTech in writing of such failure (or such earlier time after receipt of such notice as LanzaTech has ceased to use reasonable best efforts to cure such failure) and (y) the Outside Date; provided that AMCI may not terminate the Merger Agreement pursuant to this provision if LanzaTech would have the right to terminate the Merger Agreement as described in the first bullet below under “Termination Rights of LanzaTech”; or

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if the LanzaTech Requisite Approval is not obtained within ten business days following the effectiveness of this registration statement.

Termination Rights of LanzaTech
The Merger Agreement may be terminated by LanzaTech, and the transactions contemplated thereby abandoned at any time prior to the Closing, if there is any breach of any representation, warranty, covenant or agreement on the part of AMCI or Merger Sub, in each case such that the conditions to Closing set forth in the Merger Agreement relating to the accuracy of the representations and warranties of AMCI or Merger Sub or compliance with covenants and agreements by AMCI or Merger Sub, as the case may be, would not be satisfied at the Closing and such failure (i) by its nature cannot be cured prior to the Outside Date through AMCI’s exercise of its reasonable best efforts or (ii) has not been cured by the earlier of (x) 30 days after the date on which LanzaTech has first notified AMCI in writing of such failure (or such earlier time after receipt of such notice as AMCI has ceased to use reasonable best efforts to cure such failure) and (y) the Outside Date; provided that LanzaTech may not terminate the Merger Agreement pursuant to this provision if AMCI would have the right to terminate the Merger Agreement as described in the first bullet above in the section entitled “— Termination Rights of AMCI.”
Redemption Rights
Pursuant to the Current Charter, a public stockholder may request that AMCI redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:
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(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

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prior to                 , New York City time, on                 , 2023 (two business days prior to the scheduled date of the Special Meeting), (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that AMCI redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.
As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to Continental Stock Transfer & Trust Company, AMCI’s transfer agent, AMCI will redeem such public shares upon the Closing for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Holders of our warrants will not have redemption rights with respect to the warrants.
No Delaware Appraisal Rights
Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available under the DGCL to AMCI Stockholders or the holders of AMCI’s warrants or units in connection with the Business Combination.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. AMCI has engaged Morrow to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”
Interests of AMCI’s Directors and Officers in the Business Combination
When you consider the recommendation of the AMCI Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor, its directors and executive officers, have interests in such proposal that are different from, or in addition to those of AMCI Stockholders and warrant holders generally. These interests include the interests listed below:
•
The Sponsor and the other AMCI Insiders will lose their entire investment in us if we do not complete a business combination by August 6, 2023. If we are unable to complete our initial business combination by August 6, 2023, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business

Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the AMCI Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
•
The Sponsor and the other AMCI Insiders may be incentivized to complete the Business Combination, or an alternative business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and the other AMCI Insiders would lose their entire investment. As a result, the Sponsor as well as the AMCI Board or AMCI’s officers may have a conflict of interest in determining whether LanzaTech is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. The AMCI Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to the public stockholders that they approve the Business Combination.

•
Each of our officers and directors has fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. The Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Company and such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue, and to the extent the director or officer is permitted to refer that opportunity to the Company without violating any legal obligation.

•
The AMCI Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if AMCI fails to complete a business combination by August 6, 2023. The Sponsor purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000, or $0.005 per share. In March 2021, the Sponsor transferred all of the founder shares held by it to the AMCI Insiders. Upon the Closing, such founder shares will convert into 3,750,000 shares of New LanzaTech Common Stock (assuming no founder shares are forfeited by the AMCI Insiders at Closing pursuant to the Sponsor Support Agreement), and such shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would have an aggregate market value of approximately $37.2 million based upon the closing price of $9.92 per public share on Nasdaq on December 21, 2022, but, given the restrictions on such shares, we believe such shares have less value. Nevertheless, as a result of the nominal price of $0.005 per share paid by the AMCI Insiders for their founder shares as compared to the recent market price of the Class A common stock described above, the AMCI Insiders and their affiliates are likely to earn a positive rate of return on their investments in the founder shares even if other holders of Class A common stock experience a negative rate of return on their investments in the Class A common stock. The founder shares would become worthless if we do not complete an initial business combination within the applicable time period set forth in the Current Charter, as the AMCI Insiders have waived any right to redemption with respect to these shares for no consideration.

•
Simultaneously with the closing of the IPO, AMCI completed a private sale of an aggregate of 3,500,000 private placement warrants to the Sponsor at a purchase price of $1.00 per warrant, generating gross proceeds to the Company of $3,500,000. The private placement warrants are identical to the public warrants except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by AMCI or, after the Closing, New LanzaTech, (ii) may not (including the Class A common stock issuable upon exercise of such private placement warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of AMCI’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. The warrants held by the Sponsor had an aggregate market value of approximately $0.77 million based upon the closing price of $0.22 per warrant on Nasdaq on December 21, 2022.
•
Nimesh Patel, our Chief Executive Officer and a member of the AMCI Board, will continue to serve as a director of New LanzaTech after the Closing. As such, in the future he may receive cash fees, stock options or stock awards that the New LanzaTech Board determines to pay to its directors and/or officers.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act.

•
On March 28, 2022, we entered into a promissory note with the Sponsor, pursuant to which we may borrow up to $1,500,000 for working capital expenses. In connection with the Closing, the Sponsor is entitled to the repayment of any such working capital loans and advances that remain outstanding. Up to $1,500,000 of such loans may be converted by the Sponsor into up to an additional 1,500,000 private placement warrants, at a price of $1.00 per warrant, which issuance could have a dilutive effect on the interests of holders of shares of New LanzaTech Common Stock to the extent such warrants are exercised. We may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. As of the date of this filing, there were no borrowings under the promissory note.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
Upon the Closing, subject to the terms and conditions of the Merger Agreement, the Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by AMCI from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Such reimbursement may not be paid if the Closing does not occur. As of the date of this filing, there were reimbursable out-of-pocket expenses of approximately $596,400 owed and no loans outstanding. If the Closing does not occur, any such reimbursable expenses or loans may not be repaid.

•
Each of our independent directors owns 50,000 founder shares, for which they paid a total of $250, or $0.005 per share, which is the same per share price that the Sponsor initially paid for the founder shares. As such, our independent directors may have an interest in consummating a business combination that does not align with the interests of the AMCI Stockholders. None of our independent directors are members of the Sponsor.

•
As part of the Private Placement, AMCI Group, LLC Series 35, an entity in which Hans Mende, a director of AMCI, holds voting and investment control, subscribed for 1,700,000 shares of Class A common stock for an aggregate purchase price of $17,000,000. AMCI Group, LLC Series 35 is a member of the Sponsor and a beneficial owner of more than 5% of AMCI’s currently outstanding securities.

•
The Sponsor and the AMCI Insiders have entered into the Sponsor Support Agreement pursuant to which the Sponsor and the AMCI Insiders have already agreed to vote their shares in favor of the Business Combination.

These interests may influence the AMCI Board in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other stockholder proposals. The AMCI

Board was advised of and considered each of these interests, together with the factors described in the section entitled “The Business Combination Proposal — AMCI Board Reasons for the Approval of the Business Combination”, during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the AMCI Board, the Merger Agreement and related transactions, including the Business Combination and the Private Placement, as a whole and, on balance, concluded that they supported a favorable determination that the Merger Agreement and the Business Combination are fair to and in the best interests of AMCI and its stockholders. In view of the wide variety of factors considered by the AMCI Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the AMCI Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the AMCI Board based its evaluation, negotiation and recommendation of the Business Combination on the totality of the information presented to and considered by it. The AMCI Board evaluated the factors described above with the assistance of AMCI’s outside advisors. In considering the factors described above and any other factors, individual members of the AMCI Board may have viewed factors differently or given different weights to other or different factors.
After careful consideration, the AMCI Board unanimously (i) declared the advisability of the Business Combination, the Private Placement and the other transactions contemplated by the Merger Agreement, (ii) determined that the Business Combination, the Private Placement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the AMCI Stockholders, and (iii) resolved to recommend that the AMCI Stockholders approve the Business Combination and the other proposals set forth in this proxy statement/prospectus.
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding AMCI or its securities, the Sponsor, LanzaTech and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire AMCI Shares or vote their AMCI Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) AMCI satisfies the Minimum Closing Cash Condition. Any such purchases of public shares and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of his proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Sponsor for nominal value.
Entering into any such arrangements may have a depressive effect on AMCI Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.
The existence of financial and personal interests of the AMCI directors and officers may result in a conflict of interest on the part of one or more of them between what he or she may believe is best for AMCI and what he or she may believe is best for himself or herself in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of AMCI’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.
Interests of LanzaTech’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of the AMCI Board in favor of approval of the Business Combination Proposal, you should keep in mind that LanzaTech’s directors and officers have interests in such proposal that are different from, or in addition to those of AMCI Stockholders and warrant holders generally. These interests include the interests listed below:
•
Certain of LanzaTech’s directors and executive officers will serve as directors and officers of New LanzaTech following the consummation of the Business Combination. As such, in the future they will receive any cash or equity-based compensation that the New LanzaTech Board determines to pay to such officers or directors. For additional information, see the section entitled “Directors and Executive Officers of New LanzaTech after the Business Combination.”

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
As a result of the Business Combination, an aggregate of (i) 422,488 shares subject to the outstanding LanzaTech RSAs and (ii) 73,838 shares subject to the outstanding LanzaTech options, in each case held by certain of LanzaTech’s directors and executive officers, will accelerate and vest.

Stock Exchange Listing
AMCI’s units, Class A common stock and public warrants are publicly traded on Nasdaq under the symbols “AMCIU,” “AMCI” and “AMCIW,” respectively. AMCI intends to apply to list the New LanzaTech Common Stock and public warrants on Nasdaq under the symbols “LNZA” and “LNZAW,” respectively, upon the Closing. In connection with the Closing, each of AMCI’s outstanding units will separate into the underlying shares of Class A common stock and public warrants. As a result, New LanzaTech will not have units traded following the Closing.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent AMCI’s good faith estimate of such amounts assuming a Closing as of                 , 2023.
(in millions)	Assuming No Redemption	Assuming Maximum Redemption(1)
Sources
Proceeds from Trust Account	$151	$17
PIPE Investment Amount(2)	180	180
Brookfield SAFE	50	50
Sellers’ Equity	1,817	1,817
Total Sources	$2,198	$2,064
Uses
Cash on Balance Sheet	$365	$231
Sellers’ Equity	1,817	1,817
Transaction costs(3)	$16	$16
Total Uses	$2,198	$2,064

(1)
Assumes that 13,325,224 shares of Class A common stock, which represents approximately 88.8% of AMCI’s currently outstanding Class A common stock, are redeemed. The maximum redemption scenario represents the maximum level of redemptions that would permit completion of the Business Combination, including satisfying the Minimum Closing Cash Condition, based on $150,969,468 held in trust as of September 30, 2022 and a redemption price of $10.06 per share, reduced by the required payment of transaction expenses. See “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)
Includes the gross proceeds from the AM SAFE Note issuance.

(3)
Represents the settlement in cash of the non-recurring, transaction-related costs incurred in conjunction with the Business Combination.

U.S. Tax Consequences of the Business Combination and Exercise of Redemption Rights
For the U.S. federal income tax considerations of the Business Combination and the exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.” The tax consequences of the foregoing to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, please consult your tax advisor to determine the tax consequences to you of the Business Combination or an exercise of redemption rights.
Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, although AMCI will issue shares for outstanding equity interests of LanzaTech in the Business Combination, AMCI will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of LanzaTech issuing stock for the net assets of AMCI, accompanied by a recapitalization. The net assets of AMCI will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LanzaTech.
Comparison of Stockholders’ Rights
Following the consummation of the Business Combination, the rights of AMCI Stockholders who become New LanzaTech stockholders in the Business Combination will no longer be governed by the Current Charter and instead will be governed by the Proposed Charter. The form of bylaws attached to this proxy statement/prospectus as Annex F will be in force immediately prior to the Effective Time and will continue to be in force after such time, until the same are amended or modified in accordance with their own terms and applicable law. See the section entitled “Comparison of Stockholders’ Rights” for further information.
Summary of Risk Factors
In evaluating the proposals to be presented at the Special Meeting, an AMCI Stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of AMCI and LanzaTech to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of New LanzaTech following consummation of the Business Combination. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of LanzaTech prior to the consummation of the Business Combination, which will be the business of New LanzaTech following the consummation of the Business Combination, or to the business of AMCI prior to the consummation of the Business Combination, as applicable.
These risk factors include, but are not limited to, the following:
Risks Related to LanzaTech’s Business and Industry
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We have incurred losses and anticipate continuing to incur losses, and have not yet generated material revenues from marketing of CarbonSmart products and sale of equipment.

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The success of LanzaTech’s plant operations is significantly dependent upon the strong execution and operation of each project by the respective industry partner as we rely, and expect to continue to rely, heavily on industry partners to effect our growth strategy and to execute our business plan, and our failure to successfully maintain and manage these relationships and enter into new relationships could prevent us from achieving or sustaining profitability.

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Fluctuations in the prices of waste-based feedstocks used to manufacture the products produced using our process technologies, the price of fossil feedstocks relative to the price of our waste-based feedstocks, and the availability of the waste-based feedstocks may affect our or our industry partners’ cost structure, gross margin and ability to compete.

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We compete in an industry characterized by rapidly advancing technologies, intense competition and a complex intellectual property landscape, and our failure to successfully compete with other companies in our industry may have a material adverse effect on our business, financial condition and results of operations and market share.

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We may require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to do so on favorable terms.

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Even if we successfully develop process technologies that produce products meeting our industry partners’ specifications, the adoption of such process technologies by our industry partners may be delayed or reduced, or our costs may increase.

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Failure of LanzaJet to complete its initial facility or failure of third parties to adopt the LanzaJet process in their commercial facilities for the production of sustainable aviation fuel (“SAF”) could result in us never owning a majority stake in LanzaJet and may severely impact our business, financial condition, results of operations and prospects.

•
Governmental programs designed to incentivize the production and consumption of low-carbon fuels and carbon capture and utilization, may be implemented in a way that does not include products produced using our novel technology platform and process technologies or could be repealed, curtailed or otherwise changed, which would have a material adverse effect on our business, results of operations and financial condition.

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Political and economic uncertainty, including changes in policies of the Chinese government or in relations between China and the United States, may impact our revenue and materially and adversely affect our business, financial condition, and results of operations.

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Our ability or the ability of our partners to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters, which can change quickly with little advance notice.

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Our operations and financial results may be impacted if the PRC government determines that the contractual arrangements constituting part of the Shougang Joint Venture VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future.

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We and our partners may be subject to regulatory actions by the Chinese government targeting concerns related to data security and monopolistic behavior.

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Changes in China’s economic, political or social conditions or legal system or government policies could have a material adverse effect on our business and operations.

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We may be subject to risks that the Chinese government may intervene or influence our operations at any time.

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We and our industry partners are subject to extensive international, national and regional laws and regulations, and any changes in laws or regulations, or failure to comply with these laws and regulations, could have a material adverse effect on our business.

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Our business, results of operations and financial condition have been, and could continue to be, adversely affected by the COVID-19 pandemic. Causes of supply chain challenges, including COVID-19, could result in delays or increased costs for us and our partners deploying our technologies.

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Market prices for more sustainable, waste-based products that our process technologies enable are subject to volatility and there is a limited referenceable market for such products.

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Our patent rights and trade secrets protections may not provide commercially meaningful protection against competition, and we may not be able to operate our business without infringing the proprietary rights of third parties.

Risks Related to AMCI and the Business Combination
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Directors and officers of AMCI have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.

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Evercore was to be compensated in part on a deferred basis for already-rendered services in connection with AMCI’s IPO and for advisory services provided to AMCI in connection with the Business Combination; Barclays, LanzaTech’s M&A financial and capital markets advisor, was to be compensated for advisory services provided to LanzaTech in connection with the Business Combination; and all of the Advisors, as co-placement agents in the Private Placement, were to be compensated for placement agent services yet to be provided to AMCI in connection with the Business Combination. However, each of the Advisors gratuitously and without any consideration from AMCI and LanzaTech waived such compensation and disclaimed any responsibility for this proxy statement/prospectus.

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The resignation of Barclays, M&A financial and capital markets advisor to LanzaTech and co-placement agent for the Private Placement, Evercore, underwriter to AMCI in its IPO, its financial advisor and co-capital markets advisor in connection with the Business Combination and co-placement agent for the Private Placement, and Goldman Sachs, co-capital markets advisor to AMCI in connection with the Business Combination and co-placement agent for the Private Placement, may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction.

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AMCI’s Sponsor, directors and executive officers have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.

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We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

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Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

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If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

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We have not obtained a third-party valuation or a fairness opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to AMCI from a financial point of view.

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Changes in laws or regulations or how such laws or regulations are interpreted or applied, or a failure to comply with any laws or regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.

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Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

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If we were deemed an “investment company” under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

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If our due diligence investigation of LanzaTech was inadequate, then our stockholders following the consummation of the Business Combination could lose some or all of their investment.

•
Financial projections with respect to New LanzaTech may not prove to be reflective of actual future results.

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The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

•
A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions by us of our stock.

•
The Merger Agreement includes a Minimum Closing Cash Condition as a condition to the consummation of the Business Combination which may make it more difficult for AMCI to complete the Business Combination as contemplated.

•
The percentage of holders of shares of LanzaTech capital stock that has entered into the LanzaTech Stockholder Support Agreement is lower than the percentage required to approve the Business Combination. If the requisite number of LanzaTech stockholders do not adopt the Merger Agreement, then the Business Combination may be abandoned or delayed.

Emerging Growth Company
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of AMCI’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of AMCI’s IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
Recent Developments
On May 6, 2022 and May 20, 2022, AMCI received notice and a formal letter, respectively, from Goldman Sachs advising, among other things, that it has resigned from its roles as co-placement agent in the Private Placement and as co-capital markets advisor to AMCI, waived its right to receive its $5 million fee and reimbursement of any expenses to be earned in connection with such roles and disclaimed any responsibility for any part of this proxy statement/prospectus. On September 27, 2022 and September 29, 2022, AMCI received notice and a formal letter, respectively, from Evercore advising, among other things, that it has (i) resigned from and has ceased or refused to act in, its roles as co-placement agent, co-capital markets advisor and exclusive financial advisor to AMCI and as underwriter in AMCI’s IPO and every capacity and relationship in which it is described in this proxy statement/prospectus pursuant to Section 11(b)(1) of the Securities Act, (ii) waived its right to receive an aggregate of $13.05 million in fees, all of which were contingent upon and payable upon the closing of the Business Combination, consisting of $500,000 for its role as co-placement agent, $7.5 million for its role as exclusive financial advisor and $5.05 million of deferred underwriting fees accrued from its participation in AMCI’s IPO, as well as any expense reimbursements owed to it under those arrangements, and (iii) disclaimed any responsibility for any portion of this proxy statement/prospectus. Neither Goldman Sachs nor Evercore were owed a separate fee for their roles as co-capital markets advisors to AMCI. On September 30, 2022, AMCI and LanzaTech received notice and a formal letter from Barclays advising, among other things, that it has resigned from its roles as co-placement agent in the Private Placement and M&A financial advisor and capital markets advisor to LanzaTech and every capacity and relationship in which it is described in this proxy statement/prospectus and that is has waived its right to receive all such fees and expense reimbursements owed to it pursuant to such roles, including a $500,000 fee as co-placement agent in the Private Placement and, assuming no redemptions, an aggregate sell-side advisory fee of approximately $12.39 million, and disclaimed any responsibility for any part of this proxy statement/prospectus. As a result of this resignation and the associated waiver of fees, the transaction fees payable by AMCI and LanzaTech at the consummation of the Business Combination will be reduced by an aggregate of $31.89 million. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information and the estimated transaction fees and expenses required to be paid in connection with the Business Combination. The Advisors did not communicate to AMCI or LanzaTech the reasons leading to their respective resignations or the waiver of their fees after doing substantially all of the work to earn certain of their fees. AMCI and LanzaTech did not seek out the reasons for the Advisors’ respective resignations and forfeiture of fees and the Advisors did not discuss the reasons for their resignations and forfeiture of fees with AMCI or LanzaTech. There is no dispute among any of the parties with respect to the services provided or the resignation of the Advisors.
At no time prior to or after their resignation did the Advisors indicate that they had any specific concerns with the Business Combination and each of AMCI and LanzaTech has no reason to believe that the Advisors were in disagreement with the contents of this proxy statement/prospectus or the registration statement of which it forms a part. The Advisors did not prepare or provide any of the disclosure in this proxy statement/prospectus or any other materials or work product, but, prior to its resignation, Barclays assisted LanzaTech’s management and board by providing general financial and capital advisory services, assisting in comparable and market analysis, and providing market commentary. The Advisors did not prepare or assist in the preparation of the projections LanzaTech discussed with AMCI on September 13, 2021, the January 2022 Projections or the September 2022 Projections (each as defined below). In their roles as co-placement agents in the Private Placement, the Advisors assisted AMCI management in selecting the companies to include in the Selected Public Company Analysis as described in the section entitled “AMCI Board Reasons for the Approval of the Business Combination — Financial Analysis”, as well as in identifying potential PIPE Investors and assisting AMCI in preparing the PIPE presentation that was provided to such potential PIPE Investors. In addition, in its role as financial advisor to AMCI, Evercore assisted AMCI management with organizing and providing industry and market data and other relevant third-party market information as well as a financial and valuation benchmarking analysis, which included a sensitivity analysis based on key drivers to LanzaTech’s business and a sum-of-the-parts analysis regarding LanzaTech’s equity investment in LanzaJet. None of the Advisors were responsible for the preparation of any materials reviewed by AMCI’s board of directors or management. See “The Business Combination Proposal —  Background of the Business Combination” for further information regarding the assistance provided by the Advisors to AMCI and LanzaTech. Nevertheless, had the Advisors not resigned from their roles as co-placement agents in the Private Placement, they would have remained responsible for continued outreach to various potential PIPE Investors to help reach the Minimum Closing Cash Condition that is required to consummate the Business Combination. Other than such services, the services provided by the Advisors prior to their resignations were substantially complete at the time of their resignation and they were not expected to play any material role at the Closing. AMCI and LanzaTech do not expect that the resignation of the Advisors will affect the timing or completion of the Business Combination. Instead, the resignations will reduce the aggregate transaction fees required to be paid at Closing, which will decrease the cash needed to be raised by AMCI to meet the Minimum Closing Cash Condition. The Advisors’ resignation did not impact the AMCI Board’s analysis of or continued support of the Business Combination.
None of the Advisors or any of their affiliates have informed AMCI or LanzaTech or, to the knowledge of AMCI or LanzaTech, the PIPE Investors, that it is in disagreement with the information previously provided to AMCI or LanzaTech (upon which each of AMCI’s and LanzaTech’s management, as the case may be, conducted its own independent analysis and made its own conclusions). Accordingly, AMCI and LanzaTech have no reason to believe that the resignation of the Advisors signifies that the information provided by the Advisors to AMCI or LanzaTech, as the case may be, is no longer reliable, and each of AMCI’s and LanzaTech’s management’s, as the case may be, independent analysis and conclusions in relation to such information have also not changed as a result of the Advisors’ resignations.
In addition, as with all other members of the transaction working group, the Advisors received drafts of this proxy statement/prospectus prepared by AMCI and LanzaTech and provided limited comments in the ordinary course. Counsel for the Advisors provided such comments at varying times during the course of the preparation of this proxy statement/prospectus. Counsel to the Advisors provided comments before and after the first filing of the registration statement of which this proxy statement/prospectus forms a part, clarifying the circumstances of Goldman Sachs’s resignation and its disassociation with the disclosure herein as a result of its decision to withdraw from participating in the transaction. The focus of other comments was on the proxy statement/prospectus generally and not on any specific disclosure regarding the circumstances surrounding the resignations of the Advisors. Throughout the course of the drafting of this proxy statement/prospectus, counsel to the Advisors has been involved and provided comments where applicable, and neither AMCI nor LanzaTech has reason to believe that the Advisors disagree with the contents of this proxy statement/prospectus or the registration statement of which it forms a part. Nonetheless, AMCI stockholders should not put any reliance on the fact that the Advisors were previously involved with any aspect of the transactions described in this proxy statement/prospectus.
The resignation of the Advisors and the waiver of fees for services that have already been rendered is unusual. AMCI stockholders should be aware that the resignation may indicate that the Advisors do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and AMCI stockholders should not place any reliance on the participation of the Advisors prior to such resignation in the transactions contemplated by this proxy statement/prospectus. As a result, AMCI stockholders may be more likely to elect to redeem their shares, which may have the effect of reducing the proceeds available to New LanzaTech to achieve its business plan. Certain of the Advisors’ services were substantially complete at the time of their resignation (and in the case of the underwriting services provided by Evercore pursuant to the Underwriting Agreement, at the time of AMCI’s IPO) and AMCI and LanzaTech do not expect that such resignation will affect the timing or completion of the Business Combination.
AMCI stockholders may believe that when financial institutions, such as the Advisors, are named in the proxy statement/prospectus, the involvements of such institutions typically presumes a level of due diligence and independent analysis on the part of such financial institution and that the naming of such financial institutions generally means that a financial institution has done a level of due diligence ordinarily associated with a professional engagement. The resignation of the Advisors with respect to their engagements implies that they are not responsible for any part of this proxy statement/prospectus. While the Advisors did not otherwise provide detail as to their resignation, such resignation may be an indication that they do not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction. However, neither AMCI nor LanzaTech will speculate about the reasons why the Advisors withdrew from their roles as financial and capital markets advisors, placement agent and underwriter, as the case may be, in connection with the Business Combination and forfeited their fees after doing substantially all the work to earn their fees (other than their service as co-placement agents in the Private Placement, as described above). Accordingly, AMCI stockholders should not place any reliance on the fact that the Advisors had been previously involved in this transaction.
AMCI and LanzaTech continue to have customary obligations with respect to use of information and indemnification under their engagement letters with each of Barclays, Evercore and Goldman Sachs, as applicable, and the Underwriting Agreement with Evercore. In particular, as is customary, certain provisions of the placement agent engagement letter will survive the resignations of the Advisors with respect to the Private Placement. These provisions include the relevant clauses of the Advisors’ standard terms and conditions contained in the private placement engagement letter, including AMCI’s obligation to indemnify and hold the Advisors and any of their respective affiliates, or any of the members, partners, officers, directors, advisors, representatives, employees, agents, or controlling persons of the Advisors or any of their respective affiliates, harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either (i) its engagement as co-placement agent in the Private Placement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the written information that is given to a PIPE Investor, or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made not misleading, or (iii) any untrue statement or alleged untrue statement of a material fact contained in any registration statement or proxy statement on Form S-1 or Form S-4 filed with the SEC in connection with the Private Placement or the Business Combination, including this proxy statement/prospectus, or any omission or alleged omission to state in any such document a material fact necessary in order to make the statements therein not misleading, except, solely in the case of clause (i), to the extent that any such loss, claim, damage or liability resulted primarily from the, willful misconduct, gross negligence or bad faith of such indemnified person in performing its services, as found by a court of competent jurisdiction in a final, non-appealable judgment. In addition, AMCI is obligated to reimburse each such indemnified party for its reasonable and documented legal and other expenses (including the cost of any investigation and preparation) incurred by them in connection with any such loss, claim, damage or liability, except that if any such loss, claim, damage or liability of such indemnified person is finally judicially determined to have resulted from the willful misconduct, gross negligence or bad faith of such indemnified person, then such indemnified person must repay such portion of the reimbursed amounts that were attributable to expenses incurred in relation to the act or omission of such indemnified person that is the subject of such finding.
In addition, as is customary, certain provisions of the financial advisor engagement letter will survive the resignation of Evercore as exclusive financial advisor to AMCI. These provisions include the relevant clauses of Evercore’s standard terms and conditions contained in the financial advisor engagement letter, including certain confidentiality provisions and AMCI’s obligation to indemnify and hold Evercore and any of its affiliates, or any members, partners, officers, directors, advisors, representatives, employees, agents, or controlling persons, if any, of Evercore or any such affiliate harmless from and against any and all losses, claims, damages, liabilities or expenses related to, arising out of or in connection with Evercore’s engagement as financial advisor to AMCI or Evercore’s performance of any service in connection therewith, except to the extent that any such loss, claim, damage, liability or expense is found by a court of competent jurisdiction in a final, non-appealable judgment to have resulted from Evercore’s gross negligence, bad faith or willful misconduct. In addition, AMCI is obligated to reimburse each such indemnified party for its reasonable and documented legal and other expenses (including the cost of any investigation and preparation) incurred by them in connection with any such loss, claim, damage or liability. In addition, AMCI is obligated to reimburse Evercore for its reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) as and when incurred.
Further, as is customary, certain provisions of the Underwriting Agreement will survive Evercore’s termination of such agreement. These provisions include the relevant clauses of the underwriters’ standard terms and conditions, including AMCI’s obligation to (i) indemnify and hold harmless each of Evercore, its affiliates, directors, officers, employees and agents, and each person, if any, who controls Evercore or any affiliate within the meaning of the Securities Act or the Exchange Act, against any and all loss, claim, damage, liability or expense, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement on Form S-1 (or any amendment thereto, as defined therein) filed in connection with AMCI’s IPO, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, the Time of Sale Prospectus, any Marketing Material, any Section 5(d) Written Communication or the Prospectus (or any amendment or supplement to the foregoing, each as defined in the Underwriting Agreement), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) reimburse each such indemnified party, as incurred, for any legal or other expenses incurred by them in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that AMCI will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to AMCI by or on behalf of Evercore specifically for inclusion therein.
Further, the Underwriting Agreement described above and the respective engagement letters between AMCI and Barclays, Evercore and Goldman Sachs, as applicable, contain a contribution provision in the event the indemnification obligations described above (or such similar indemnity obligations) are unavailable or otherwise prohibited by law. The contribution obligations of the Advisors under the placement agent engagement letter and other advisory engagement letters are limited to their relative economic interests of such advisors under those agreements, which relates to the amount of compensation paid to such Advisors in such roles. Since the Advisors resigned before receiving payment for their services for their respective roles, the Advisors have no contribution liability. In addition, the contribution obligations of Evercore under the Underwriting Agreement are limited to the total underwriting discounts and commissions paid, in the aggregate, by AMCI to Evercore upon the consummation of AMCI’s IPO, and Evercore otherwise has no further contribution liability under the Underwriting Agreement because it waived its rights to any deferred underwriting commissions in connection with its resignation. Therefore, as a result of the Advisors’

resignations, and in contrast to other transactions where the underwriters and financial advisors did not resign and waive rights to fees or deferred underwriting commissions, as the case may be, the potential financial liability of AMCI and LanzaTech with respect to an indemnified loss where such indemnification is otherwise unavailable to the indemnified party may be higher under the respective agreements than it would have been had such underwriters and financial advisors not resigned and waived their rights to any fees or deferred underwriting commissions.
On February 19, 2021, LanzaTech and Barclays entered into an engagement letter pursuant to which Barclays served as M&A financial advisor and capital markets advisor to LanzaTech. Under the engagement letter, Barclays was entitled to an advisory fee for its M&A and capital markets advisory services, to be paid in cash at the closing of a business combination between LanzaTech and a special purpose acquisition company. LanzaTech also agreed to reimburse Barclays for its reasonable and documented out-of-pocket expense incurred in connection with its engagement, regardless of whether a business combination or private placement were to be consummated. The engagement letter terminated according to its terms on December 31, 2021. On September 30, 2022, LanzaTech received notice and a formal letter from Barclays advising that it waived its right to receive any advisory fees and expense reimbursements in connection with its service as M&A financial advisor and capital markets advisor to LanzaTech pursuant to the engagement letter.
For further discussion of the risks and uncertainties related to the resignation of the Advisors, see the risk factors entitled “Evercore was to be compensated in part on a deferred basis for already-rendered services in connection with AMCI’s IPO and for advisory services provided to AMCI in connection with the Business Combination, Barclays, LanzaTech’s M&A financial and capital markets advisor, was to be compensated for advisory services provided to LanzaTech in connection with the Business Combination, and all of the Advisors, as co-placement agents in the Private Placement, were to be compensated for placement agent services yet to be provided to AMCI in connection with the Business Combination. However, each of the Advisors gratuitously and without any consideration from AMCI and LanzaTech waived such compensation and disclaimed any responsibility for this proxy statement/prospectus,” “The resignation of Barclays, M&A financial and capital markets advisor to LanzaTech and co-placement agent for the Private Placement, Evercore, underwriter to AMCI in its IPO, its financial advisor and co-capital markets advisor in connection with the Business Combination and co-placement agent for the Private Placement, and Goldman Sachs, co-capital markets advisor to AMCI in connection with the Business Combination and co-placement agent for the Private Placement, may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction,” and “We and LanzaTech have identified material weaknesses in our internal control over financial reporting. While some of AMCI’s material weaknesses have been remediated, they could continue to adversely affect New LanzaTech’s ability to report its results of operations and financial condition accurately and in a timely manner.”

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
AMCI
Market Price and Ticker Symbol
AMCI’s units, Class A common stock and public warrants are currently listed on Nasdaq under the symbols “AMCIU,” “AMCI,” and “AMCIW,” respectively.
The closing price of AMCI’s units, Class A common stock and public warrants on March 7, 2022, the last trading day before announcement of the execution of the Merger Agreement, was $9.89, $9.70 and $0.34, respectively. As of the date of this proxy statement/prospectus, the closing price for each unit, share of Class A common stock and public warrant was $10.18, $9.90 and $0.22, respectively.
Holders
As of the date of this proxy statement/prospectus, there were 15,000,000 holders of record of our units, 15,000,000 holders of record of Class A common stock, 3,750,000 holders of record of Class B common stock and 7,500,000 holders of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Class A common stock and warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
AMCI has not paid any cash dividends on AMCI common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New LanzaTech’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New LanzaTech Board at such time.
LanzaTech
There is no public market for shares of LanzaTech’s capital stock.

RISK FACTORS
We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement prospectus, including our consolidated financial statements and related notes.
Unless the context otherwise requires, references in this subsection “— Risks Related to LanzaTech’s Business and Industry” to “we,” “us,” “our,” and “the Company” generally refer to LanzaTech in the present tense or New LanzaTech from and after the Business Combination.
Risks Related to LanzaTech’s Business and Industry
Our business, results of operations and financial condition have been, and could continue to be, adversely affected by the COVID-19 pandemic.
The ongoing COVID-19 pandemic has impacted our business and we expect it to continue to do so. Governments and businesses have taken, and may continue to take, unprecedented measures in response to the COVID-19 pandemic. Such measures have included restrictions on travel and business operations, temporary closures of businesses, and quarantines and shelter-in-place orders. The COVID-19 pandemic has caused significant volatility and disruption in global financial markets.
The COVID-19 pandemic and the measures taken by many countries in response have had an adverse impact on, and could continue to adversely impact, our business, results of operations and financial condition. These actions include:
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disruption in demand for the products produced using our process technologies, which has resulted and may continue to result in a decline in the prices we and our industry partners have been able to charge for the sale of such products;

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effects on our industry partners’ and potential industry partners’ ability or willingness to invest in new technologies or to work with us;

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a slow-down in the construction of manufacturing facilities for our technology platform;

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delays in the delivery of the products produced using our process technologies;

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a reduction in government grants and related funding for research and development;

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limitations on our ability to operate our business as a result of federal, state or local regulations imposed as a result of COVID-19; and

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limitations on our industry partners’ ability to conduct partnering activities in a timely manner.

We believe the aforementioned factors impact our revenues directly in instances where we participate in projects with industry partners under our co-development model, and indirectly in instances where we are party to licensing agreements with industry partners and collect lower royalty fees.
The full extent of the impact of the COVID-19 pandemic on our operational and current and future financial performance is currently uncertain and will depend on many factors outside our control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, the availability of effective treatments and vaccines, the emergence, severity and spread of potential variants of the virus that causes COVID-19, the imposition of and compliance with protective public safety measures, and the impact of the pandemic on the global economy and on the demand for the products produced using our process technologies and our ability to maintain current and foster new relationships with our industry partners. We are continuing to monitor the situation and take appropriate actions in accordance with the recommendations and requirements of relevant authorities.

We have incurred losses and anticipate continuing to incur losses.
We have not achieved operating profitability in any quarter since our formation. Our net losses after tax were approximately $55.0 million for the nine months ended September 30, 2022, and $30.6 million for the nine months ended September 30, 2021. As of September 30, 2022, we had an accumulated deficit of $434.9 million. We anticipate that we will continue to incur losses until we can sufficiently commercialize our process technologies. We cannot guarantee when we will operate profitably, if ever. The profitability of products produced using our process technologies depends largely on manufacturing costs and the market prices of the products produced using our process technologies. In the case of the partners with which we have entered licensing agreements, the prices they are able to charge impact the royalty fees we derive from their revenues. We must sustain the relationships we have developed with our current partners and successfully establish relationships with new partners to which we can license our proprietary technologies or with whom we can co-develop plants, and we must continue to find ways to further enhance our technology platform and product portfolio. If we are unable to successfully take these steps, we may never operate profitably, and, even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.
The success of LanzaTech's plant operations is significantly dependent upon the strong execution and operation of each project by the respective industry partner as we rely, and expect to continue to rely, heavily on industry partners to effect our growth strategy and to execute our business plan. Our failure to successfully maintain and manage these relationships and enter into new relationships could delay our anticipated timelines, prevent the successful development and commercialization of products produced using our process technologies, negatively impact our financial results and prevent us from achieving or sustaining profitability.
Our ability to successfully maintain and manage partnering arrangements and enter into new partnering arrangements are critical factors to the success of our business and growth. We rely, and expect to continue to rely, heavily on such arrangements. We have limited or no control over the amount or timing of resources that any third party commits to negotiating a partnering arrangement with us or, if negotiated and entered into, the timing or amount of resources that a third party will commit to our projects. Any third party with which we are in negotiations may experience a change of policy or priorities and may discontinue negotiations with us. Any of our industry partners may fail to perform their obligations as expected. These industry partners may breach or terminate their agreements with us or otherwise fail to conduct their partnering activities successfully and in a timely manner. Further, our industry partners may not develop commercially viable products in connection with our partnering arrangements or devote sufficient resources to the development, manufacture, marketing and sale of products produced using our process technologies. Moreover, disagreements with an industry partner could develop, and any such conflict could reduce our ability to enter into future partnering agreements and negatively impact our relationships with one or more existing industry partners. Any of these events could delay our anticipated timelines, prevent the successful development and commercialization of products produced using our process technologies, negatively impact our financial results, and prevent us from ever achieving or sustaining profitability. These negative consequences could be augmented in the event that we are forced to seek replacement partners.
Our current and future partnering opportunities could be harmed if:
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we do not achieve our objectives under our arrangements in a timely manner, or at all;

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we disagree with our industry partners as to rights to intellectual property we jointly develop or that they must license from us, or as to their research programs or commercialization activities;

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we are unable to successfully manage multiple partnering arrangements occurring at the same time;

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applicable laws, regulations or state actors, domestic or foreign, impede our ability to enter into strategic arrangements;

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we develop processes or enter into additional partnering arrangements that conflict with the business objectives of our other arrangements;

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our industry partners become competitors of ours or enter into agreements with our competitors; or

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consolidation in our target markets limits the number of potential industry partners.

Additionally, because we have entered into exclusive arrangements with industry partners, other potential partners in our industry may choose to compete against us, rather than partner with us. This may limit our partnering opportunities and harm our business and prospects. Our business also could be negatively impacted if any of our industry partners undergoes a change of control or assigns the rights or obligations under any of our agreements. If any of our industry partners were to assign these agreements to our competitors or to a third party who is not willing to work with us on the same terms or commit the same resources as the current industry partner, our business and prospects could be adversely affected.
Even if we are successful in entering into strategic partnering arrangements, there are a number of different arrangements that we can pursue, and there are no assurances that we will select and negotiate the best arrangements for us and our stockholders.
We seek to commercialize our process technologies by pursuing licensing arrangements in some markets and seek arrangements to co-develop projects in others. Our business strategy is based on a wide variety of factors, including the size and competitive environment in each market, and our perceived ability to best monetize our proprietary technology. The types of arrangements we enter into with our industry partners will be significant in determining the amount of risk and control that we maintain with respect to the development and commercialization of products produced using our process technologies. The contractual arrangements with our industry partners will also determine the amount of capital we need to contribute to a particular project, as well as the revenue we may receive and the margins associated with any sale of products produced using our process technologies. We will need to analyze these issues properly and negotiate corresponding arrangements with our industry partners to efficiently balance the amount of risk we take, the level of control we maintain and the amount of revenues and margins we obtain with respect to the products produced using our process technologies. There are no assurances that we will select and negotiate the best arrangements for us and our stockholders. Failure to choose optimal arrangements could result in delays or failures in the commercial development of certain products produced using our process technologies, sub-optimal economic returns and capital commitments that negatively impact our business, and our ability to successfully pursue multiple opportunities in parallel.
We have entered into and anticipate entering into non-binding letters of intent, side letters, memoranda of understanding, term sheets and other arrangements with potential industry partners and cannot assure you that such arrangements will lead to definitive agreements. If we are unable to complete these arrangements in a timely manner and on terms favorable to us, our business will be adversely affected.
We have engaged in negotiations with a number of companies and have agreed to preliminary terms regarding the development and commercialization of certain products produced using our process technologies. We may be unable to negotiate final terms in a timely manner, or at all, and there is no guarantee that the terms of any final, definitive, binding agreement will be the same or similar to those currently contemplated in a preliminary agreement. Final terms may be less favorable to us than those set forth in the preliminary agreements. Delays in negotiating final, definitive, binding agreements could slow the development and commercialization of products produced using our process technologies. Failure to agree to final terms for the development and commercialization of such products could prevent us from growing our business, result in wasted resources and cause us to consume capital significantly faster than we currently anticipate.
We continue to face significant risks associated with our international expansion strategy.
We are continuing to seek new opportunities to produce and commercialize products using our process technologies outside the United States through entering into licensing and co-development arrangements with new and existing industry partners. Our international business operations are subject to a variety of risks, including:
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challenges associated with operating in diverse cultural and legal environments, including legal restrictions that impact our ability to enter into strategic partnering arrangements;

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the need to comply with a variety of U.S. laws applicable to the conduct of overseas operations, including export control laws and the Foreign Corrupt Practices Act and local law requirements;

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our ability, or reduced ability, to protect our intellectual property in certain countries;

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potential for longer sales cycles in certain countries;

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changes in or interpretations of foreign rules and regulations that may adversely affect our or our industry partners’ ability to produce or sell products manufactured using our process technologies or repatriate profits to the United States;

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economic, political or social instability in foreign countries;

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difficulties in staffing and managing foreign and geographically dispersed operations including our ongoing operations and planned operational growth in China;

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changes in demand for products produced using our process technologies in international markets;

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the imposition of tariffs and other foreign taxes;

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the imposition of limitations on, or increase of, withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

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limitations on the production or movement of genetically engineered products or processes and the production or sale of products or processes manufactured using genetically engineered products, into, out of and within foreign countries; and

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the availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

Our inability to overcome these obstacles could harm our business, financial condition and operating results. Even if we are successful in managing these obstacles, our industry partners internationally are subject to these same risks and may not be able to manage these obstacles effectively.
Construction of our or our partners’ plants may not be completed in the expected timeframe or in a cost-effective manner. Any delays in the construction of plants could severely impact our business, financial condition, results of operations and prospects.
Our projected financial performance and results of operations depend on our ability and our partners’ abilities to construct several commercial scale plants. With respect to these future plants, we and our partners also do not have agreements with engineering, procurement or construction firms. Consequently, we cannot predict on what terms such firms may agree to design and construct future plants.
If we and our partners are unable to construct these plants within the planned timeframes, in a cost-effective manner or at all due to a variety of factors, including, but not limited to, a failure to acquire or lease land on which to build plants, a stoppage of construction as a result of the COVID-19 pandemic, the imposition or heightening of sanctions or other economic or military measures in relation to the current Russia-Ukraine conflict, unexpected construction problems, permitting and other regulatory issues, severe weather, labor disputes, and issues with subcontractors or vendors, including payment disputes, our business, financial condition, results of operations and prospects could be severely impacted.
The construction and commission of any new project is dependent on a number of contingencies some of which are beyond our and our partners’ control. There is a risk that significant unanticipated costs or delays could arise due to, among other things, errors or omissions, unanticipated or concealed project site conditions, including subsurface conditions and changes to such conditions, unforeseen technical issues or increases in plant and equipment costs, insufficiency of water supply and other utility infrastructure, or inadequate contractual arrangements. Should these or other significant unanticipated costs arise, this could have a material adverse impact on our business, financial condition, results of operations and prospects. No assurance can be given that construction will be completed on time or at all, or as to whether we and our partners will have sufficient funds available to complete construction.
Failure to continuously reduce operating and capital costs for our and our partners’ facilities that deploy our process technologies may impact adoption of our process technologies and could severely impact our business, financial condition, results of operations and prospects.
As of the date of this proxy statement/prospectus, 12 commercial facilities are either in engineering or under construction utilizing our technology. We anticipate the deployment of numerous commercial facilities to accelerate the commercialization of our process. If we are unable to adequately reduce and control the operating and capital costs of our and our partners’ facilities that deploy our process technologies, we will be unable to realize manufacturing volume and cost targets. We and our partners may have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current business model. This could reduce the market adoption of our process technologies and products, damage our reputation with current or prospective industry partners and investors, and harm our business, financial condition, results of operations and prospects.
Maintenance, expansion and refurbishment of our and our partners’ facilities, the construction of new facilities and the development and implementation of our new process technologies or new aspects of our existing process technologies involve significant risks.
Our facilities and our partners’ facilities may require regular or periodic maintenance, upgrading, expansion, refurbishment or improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce the facilities’ production capacity below expected levels, which would reduce our and our partners’ production capabilities and ultimately our revenues. Unanticipated capital expenditures associated with maintaining, upgrading, expanding, repairing, refurbishing, or improving facilities may also reduce our profitability. Our facilities and our partners’ facilities may also be subject to unanticipated damage as a result of natural disasters, terrorist attacks or other events.
If we or our partners make any major modifications to facilities, such modifications likely would result in substantial additional capital expenditures and could prolong the time necessary to bring the facility online. We or our partners may also choose to refurbish or upgrade facilities based on our assessment that such activity will provide adequate financial returns. However, such activities require time for development and capital expenditures before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs and timing, which could harm our business, financial condition, results of operations and cash flows.
The construction of new manufacturing facilities entails a number of risks and assumptions, including the ability to begin production within the cost and timeframe estimated and to attract a sufficient number of skilled workers to meet the needs of the new facility. Additionally, our and our partners’ assessment of the projected benefits associated with the construction of new manufacturing facilities is subject to a number of estimates and assumptions, which in turn are subject to significant economic, competitive and other uncertainties that are beyond our control. If we or our partners experience delays or increased costs, our estimates and assumptions are incorrect, or other unforeseen events occur, our business, ability to supply our industry partners, financial condition, results of operations and cash flows could be adversely impacted.
Finally, we may not be successful or efficient in developing or implementing new processes technologies or new aspects of our existing process technologies. Innovation in production processes involves significant expense and carries inherent risks, including difficulties in designing and developing new process technologies, development and production timing delays, lower than anticipated manufacturing yields, and product defects. Disruptions in the production process can also result from errors, defects in materials, delays in obtaining or revising operating permits and licenses, returns of product from our industry partners, interruption in our supply of materials or resources, and disruptions at our or our partners’ facilities due to accidents, maintenance issues, or unsafe working conditions, all of which could affect the timing of production ramps and yields. Production issues can lead to increased costs and may affect our and our partners’ ability to meet product demand, which could adversely impact our business and results from operations.
Our commercial success may be influenced by the price of fossil feedstocks relative to the price of our waste-based feedstocks.
Our commercial success may be influenced by the cost of our and our partners’ products produced using our process technologies relative to fossil feedstock-based products. The cost of fossil feedstock-based products is in part based on the price of fossil feedstocks, which are subject to historically fluctuating prices. If the price of waste-based feedstocks increases and/or the price of fossil feedstocks decreases, products produced using our process technologies may be less competitive relative to fossil feedstock-based products. A material decrease in the cost of conventional fossil feedstock-based products may require a reduction in the prices of products produced using our process technologies for them to remain attractive in the marketplace and may negatively impact our revenues.
Fluctuations in the prices of waste-based feedstocks used to manufacture the products produced using our process technologies may affect our or our industry partners’ cost structure, gross margin and ability to compete.
The cost to produce the products we commercialize with our industry partners is highly dependent on the cost and usage of various waste-based feedstocks. The prices of many of these feedstocks are cyclical and volatile. An increase in the price of the waste-based feedstocks used to manufacture the products produced using our process technologies would likely change our or our industry partners’ cost structure and impact our gross margin. At certain levels, waste-based feedstock prices may make the products produced using our process technologies uneconomical to manufacture.
Although there may be indices that show the pricing of the feedstock used for production that closely track to products produced using our process technologies, there are no assurances that these indices will be valid or, if valid, that current prices will not later change. In addition, we may underestimate the volume of feedstock required to operate at commercial scale. For example, although the feedstock usage quantities are based on predictable chemical reactions, the actual consumption required to produce SAF on a commercial scale may be greater, affecting production cost and impacting production volumes. We cannot control the cost of these feedstocks, and we could underestimate feedstock pricing and volume requirements. These uncertainties could affect our costs, or the costs of our industry partners, and our gross margin. Although we believe that our process technologies can operate on multiple feedstocks in the event that prices of specific feedstocks fluctuate, we have not tested this on a commercial scale and cannot guarantee that feedstocks are interchangeable without requiring significant alterations to our process technologies.
Declines in the prices of feedstocks our competitors use to produce their products could allow them to reduce the prices of their products, which could cause us or our industry partners to reduce the prices of the products produced using our process technologies. This could make it uneconomical for our partners to produce products using our process technologies.
The cost to produce the products our competitors and our industry partners’ competitors are commercializing and attempting to commercialize is highly dependent on the cost and usage of various feedstocks. The cost to produce ethanol by our competitors is highly dependent on the prices of corn, sorghum, barley, sugar cane and sugar beets. The prices of many of these feedstocks are cyclical and volatile. Declines in the prices of the feedstocks our competitors use to produce their products could allow our competitors to reduce the prices of their products. This in turn could cause our industry partners to have to reduce the prices of any competing products that are commercialized using our process technologies, or make it uneconomical for our partners to produce products using our process technologies, which would reduce the revenues we generate in connection with our partners’ sale of such products. Even the perception of future declines in the feedstocks our competitors utilize may adversely affect the prices our industry partners can obtain from our industry partners or prevent potential industry partners from entering into agreements to buy products produced using our process technologies.
If the availability of the waste-based feedstocks used in our process technologies declines or competition for them increases, we or our business partners may experience delayed or reduced production or be required to raise the prices of the products produced using our process technologies, either of which could reduce the demand for the products produced using our process technologies and our revenue.
The production of products using our process technologies will require large volumes of waste-based feedstocks. We cannot predict the future availability of any waste-based feedstock necessary to produce products using our process technologies. The supply of waste-based feedstocks might be impacted by a wide range of factors, including increased competition, weather conditions, natural disasters, droughts, floods, changes in the waste-producing industries, the imposition or heightening of sanctions or other economic or military measures in relation to the current Russia-Ukraine conflict, or government policies and subsidies. Declines in the availability of the waste-based feedstocks used to produce products using our process technologies could cause delays or reductions in production, increases in the prices of products produced using our process technologies, and reductions in demand for products produced using our process technologies, resulting in reduced revenue for us.
We compete in an industry characterized by rapidly advancing technologies, intense competition and a complex intellectual property landscape, and our failure to successfully compete with other companies in our industry may have a material adverse effect on our business, financial condition and results of operations and market share.
While we do not believe we have any direct competitors, there can be no assurance that we will not have direct competition in the future, that such competitors will not substantially increase the resources devoted to the development and marketing of their products and services that compete with us, or that new or existing competitors will not enter the market in which we are active.
We face substantial indirect competition from many different sources, including companies that enjoy competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, stronger historical relationships with their customers and more experience and expertise in intellectual property rights and operating within certain international locations.
These competitors may introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch. Competition may increase further as a result of greater availability of capital for investment and increased interest in our industry as more companies seek to facilitate the development of a circular carbon economy. Our competitors may succeed in developing, acquiring or licensing on an exclusive or non-exclusive basis technologies that are more effective or less costly than those we have developed. Our failure to successfully compete may have a material adverse effect on our business, financial condition and results of operations and diminish our market share.
Technological innovation by others could render our technology and the products produced using our process technologies obsolete or uneconomical.
The fuel and chemical industries are characterized by rapid and significant technological change. Our success will depend on our ability to maintain a competitive position with respect to technological advances. Our technology and the products derived from our technology may be rendered obsolete or uneconomical by technological advances by others, more efficient and cost-effective products, or entirely different approaches developed by one or more of our competitors or other third parties. Though we plan to continue to expend significant resources to enhance our technology platform and processes, there are no assurances we will be able to keep pace with technological change.
Our financial results could vary significantly from quarter to quarter and are difficult to predict.
Our financial results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control and are difficult to predict. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to the risk factors stated herein, other factors that could cause our quarterly results of operations to fluctuate include:
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achievement of, or failure to achieve, technology or product development milestones needed to allow us to enter identified markets on a timely and cost-effective basis;

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delays or greater than anticipated expenses associated with the scale-up and the commercialization of process technologies to produce new products;

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changes in the amount that we invest to develop, acquire or license new technologies and processes;

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our ability to successfully enter into partnering arrangements, and the terms of those relationships (including levels of related capital contributions);

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fluctuations in the prices or availability of the feedstocks required to produce products using our process technologies or those of our competitors;

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changes in the size and complexity of our organization, including our expanded operations as a public company;

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changes in general economic, industry and market conditions, both domestically and in our foreign markets;

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business interruptions, including disruptions in the production process at any facility where products produced using our process technologies are manufactured;

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departure of executives or other key management employees;

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changes in the needs for the products produced using our process technologies;

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the development of new competitive technologies or products by others and competitive pricing pressures;

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the timing, size and mix of sales to our industry partners for products produced using our process technologies;

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seasonal production and the sale of products produced using our process technologies; and

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changes in governmental, accounting and tax rules and regulations, environmental, health and safety requirements, and other rules and regulations.

Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of our investors and may not be meaningful indications of our future performance.
Our financial projections may differ materially from actual results.
The financial projections included in this proxy statement/prospectus are based on our estimates and assumptions as of the date of this proxy statement/prospectus concerning various factors which are subject to significant risks and uncertainties, many of which are beyond our control, and therefore actual results may differ materially. These estimates and assumptions include, among others: estimates of the total addressable market for products produced using our process technologies; assumptions regarding industry partner demand and performance under existing agreements and industry partner agreements currently under negotiation; estimates of the rate at which project starts can be achieved; assumptions regarding our ability to identify and convert new customers; estimates of our ability to retain and add capacity with existing customers; assumptions regarding our ability to negotiate and structure product offtake; estimates of the rate and timelines at which certain project development milestones can be achieved; assumptions regarding our ability to scale production to meet current and future demand; and assumptions regarding research, product development, product timelines, operational execution and demand. These estimates and assumptions are subject to various factors beyond our control, including, for example, changes in industry partner demand, changes in the supply of feedstock, increased construction costs for our plants, changes in the regulatory environment, the impact of global health crises (including the COVID-19 pandemic), the imposition or heightening of sanctions or other economic or military measures in relation to the current Russia-Ukraine conflict, and changes in our executive team. Notably, our financial projections reflect assumptions regarding contracts that are currently under negotiation with, as well as indications of interest from, potential industry partners who may withdraw at any time. Accordingly, our future financial condition and results of operations may differ materially from our projections included in this proxy statement/prospectus. Except to the extent required by applicable law, neither we nor AMCI have any duty to update the financial projections included in this proxy statement/prospectus. Our failure to achieve our projected results could harm the trading price of the Combined Company’s securities and our financial position following the completion of the Business Combination.
We may require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to do so on favorable terms.
Our operations have consumed substantial amounts of cash since inception, and we expect to substantially increase our spending, in particular, as we:

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enter into and engage in strategic partnering arrangements to produce products cost-effectively at acceptable quality levels and price points, including making capital contributions for the construction of certain plants;

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invest in developments with respect to our existing process technologies in order to increase their effectiveness or reduce related capital expenditures;

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expand our research and development efforts;

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grow our business organization;

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pursue select co-development opportunities;

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seek to identify additional market opportunities for the products produced using our process technologies; and

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pursue partnering arrangements.

We believe our existing cash and cash equivalents will be sufficient to fund our operations for at least 12 months from the date of this proxy statement/prospectus. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. Moreover, we and our industry partners may experience delays in the production of commercial quantities of products, in a manner that is cost-effective and at suitable quality levels, which would postpone our ability to generate revenue associated with the sale of such products. Securing additional financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of its attention away from our business activities, which may adversely affect our ability to conduct our day-to-day operations. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.
If we are unable to raise additional capital when required or on acceptable terms, we may be required to:
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delay or suspend some or all of our commercialization efforts;

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decrease or abandon some or all of our research and development efforts;

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decrease the financial resources dedicated to our partnering efforts, which may substantially postpone the development, manufacture, marketing or sale of existing and future products produced using our process technologies; and

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suspend the growth of our organization.

To raise additional funds to support our business operations, we may sell additional equity, or convertible debt securities, which would result in the issuance of additional shares of our capital stock and dilution to our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed.
If we are unable to manage our growth and expand our operations successfully, our reputation and brand may be damaged and our business and results of operations may be harmed.
Over the past several years, we have experienced significant expansion of our business. We expect this growth to continue and accelerate in the future in connection with our commercialization efforts, expanded research and development activities, and as we transition to operating as a public company. Our ability to effectively manage our anticipated growth and expansion of our operations will require us to do, among other things, the following:

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enhance our operational, financial and management controls and infrastructure, human resource policies, and reporting systems and procedures;

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effectively scale our operations;

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successfully identify, recruit, hire, train, maintain, motivate and integrate additional employees;

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expand our facilities and equipment; and

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effectively manage and maintain our corporate culture.

These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources, and our growth will continue to place a strain on our operational, financial and management infrastructure. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all. Our failure to effectively manage growth and expansion could have a material adverse effect on our business, results of operations, financial condition, prospects and reputation.
If we lose key personnel or are unable to attract, integrate and retain additional key personnel, it could harm our research and development efforts, delay the commercialization of the new process technologies or the new aspects of our existing process technologies, delay the launch of process technologies in our development pipeline and impair our ability to meet our business objectives.
Our business involves complex operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in the many areas necessary for our operations. The loss of any key member of our management team or key research and development or operational employees, or the failure to attract and retain such employees, could prevent us from developing and commercializing new process technologies or the new aspects of our existing process technologies, delay the launch of process technologies in our development pipeline and impair our ability to meet our business objectives.
We may not be able to attract or retain qualified employees due to the intense competition for qualified personnel among technology-based businesses, or due to the scarcity of personnel with the qualifications or experience necessary for our business. Hiring, training and successfully integrating qualified personnel into our operations can be a lengthy and expensive process, and efforts to integrate such personnel may not be successful. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills and understanding of our technology, and given the number of companies in this industry seeking this type of personnel. If we are not able to attract, integrate and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that will adversely affect our ability to support our internal research and development programs. In particular, our production process development, process engineering, research and development, and plant operations programs are dependent on our ability to attract, integrate and retain highly skilled scientific, technical and operational personnel. Competition for such personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms, or at all. As we continue to expand our international operations, these personnel-related risks will increase and we will face additional geography-specific challenges, such as challenges hiring, training, and relocating employees to specific regions or countries and differing tax and regulatory regimes.
Even if we successfully develop process technologies that produce products meeting our industry partners’ specifications, the adoption of such process technologies by our industry partners may be delayed or reduced, or our costs may increase, due to customer qualification, negative life cycle assessment or capital investment procedures.
Even if the products produced using our process technologies are produced at contractual or targeted specifications, as the case may be, we or our industry partners may face delays or reduced demand for such products related to current or future customer qualification trials that could take several months, complicated life cycle assessments, or capital investment procedures. For the products produced using our process technologies to be accepted, our industry partners may need to test and certify them for use in their processes and, in some cases, determine whether products that contain the products produced using our process technologies satisfy additional third-party specifications. We may need to demonstrate to our industry partners that the products produced using our process technologies do not contain impurities that cause such products to behave differently than their traditional equivalents in a way that impacts their end-product quality. Our industry partners, in turn, may need to validate the use of the products produced using our process technologies for third parties. Our products may require lengthy and complex life cycle assessments to evaluate the potential environmental impacts of the products through their entire life cycles, covering all relevant inputs from, and emissions into, the environment. Our industry partners’ customers may need to engage in capital investment procedures to assess their abilities to invest in our products, which may result in those customers determining not to allocate their resources to purchasing our products. Meeting these suitability standards could be a time-consuming and expensive process, and our industry partners may invest substantial time and resources into such qualification efforts without ultimately securing approval by their customers. This could materially and adversely impact our revenues until customer qualification, positive life cycle assessment or capital investment procedures are achieved and maintained.
Failure of LanzaJet to complete its initial facility or failure of third parties to adopt the LanzaJet process in their commercial facilities for the production of SAF could result in us never owning a majority stake in LanzaJet and may severely impact our business, financial condition, results of operations and prospects.
Pursuant to the LanzaJet Investment Agreement, described in more detail in the section entitled “Information About LanzaTech — Key Collaboration Agreements — LanzaJet Agreements — LanzaJet Amended and Restated Investment Agreement,” Mitsui, Suncor Energy Inc. (“Suncor”), British Airways PLC, a subsidiary of International Consolidated Airlines Group (“British Airways”) and Shell Ventures LLC (“Shell”) have committed to invest in LanzaJet a total of up to $120 million in second tranche investments upon the achievement of certain development milestones relating to an initial demonstration facility located at the LanzaTech Freedom Pines Biorefinery in Soperton, Georgia (the “Soperton facility”). $45 million has already been invested in setting up LanzaJet and in constructing the Soperton facility. Our partners have likewise agreed to determine the feasibility of developing additional potential facilities for the commercial scale production of alcohol-to-jet (“ATJ”) fuel.
Although LanzaJet is currently working with the partners mentioned above to confirm project locations and solidify the appropriate project structures, and we are developing projects ourselves to construct and operate facilities that would use the LanzaJet process, there is no guarantee that these facilities will be completed or that third parties will adopt the LanzaJet process in their commercial facilities for the production of SAF. The failure of LanzaJet to complete its initial facility or of third parties to adopt the LanzaJet process in their commercial facilities could severely impact our business, financial condition, results of operations and prospects.
Furthermore, we currently have a 25% voting interest in LanzaJet and are not currently able to make decisions on behalf of LanzaJet without support from other shareholders. We will remain a minority shareholder in LanzaJet unless we are issued shares pursuant to the LanzaJet Amended and Restated Investment Agreement upon the closing of at least two of the second tranche investments by any of Mitsui, Suncor, British Airways and Shell. The conditions for these second tranche investments include performance requirements at the Soperton facility, regulatory approvals, the negotiation of additional agreements and other conditions which are outside our control. These conditions have not been, and may never be, met. As such, we cannot guarantee when or whether we will become majority shareholders in, or exercise control over, LanzaJet at any time in the future.
LanzaJet has an exclusive license to some of our intellectual property related to SAF.
In connection with the LanzaJet Investment Agreement, we entered into an intellectual property and technology license agreement (the “LanzaJet License Agreement”) with LanzaJet, Inc. (“LanzaJet”). Pursuant to the LanzaJet License Agreement, we granted to LanzaJet a perpetual, worldwide, non-transferrable, irrevocable, royalty-free, sublicensable, exclusive license to certain intellectual property related to the conversion of ethanol to fuel. This license is exclusive including as to us. With the exception of certain pre-existing SAF obligations and development projects for which we have already been granted sublicenses, we are unable to undertake new SAF production opportunities using the licensed intellectual property, or otherwise use such intellectual property for the conversion of ethanol to fuel, without the prior consent of LanzaJet while the LanzaJet License Agreement is in effect. We cannot guarantee that LanzaJet would grant such consent or otherwise agree to grant to us a license of intellectual property and our receipt thereof would depend on negotiations with our fellow shareholders of LanzaJet.
In connection with the LanzaJet Shareholder Loan described in more detail in the section entitled “Certain Relationships and Related Party Transactions — LanzaTech — Related Stockholder Agreements — LanzaJet Shareholder Loan” LanzaJet collaterally assigned its license from LanzaTech to secure the LanzaJet Freedom Pines Fuels LLC (“FPF”) shareholder debt. In the event of a default by FPF, LanzaJet shareholders could prevent LanzaJet from funding FPF to cure its default and ultimately foreclose on LanzaJet’s license.
Our and our industry partners’ failure to accurately forecast demand for any product produced using our process technologies could result in an unexpected shortfall or surplus that could negatively affect our results of operations.
Because of the length of time it takes to develop and commercialize the products produced using our process technologies, we and our industry partners must make development and production decisions well in advance of commercial production and sale of such products. Our and our industry partners’ ability to accurately forecast demand for any of the products produced using our process technologies that are commercialized can be adversely affected by a number of factors, many of which are outside of our control, including actions by our competitors, changes in market conditions, environmental factors and adverse weather conditions. A shortfall or surplus in the supply of products produced using our process technologies may reduce our revenues, damage our reputation and adversely affect industry partner relationships, which could harm our business, results of operations and financial condition.
Our success is highly dependent on our ability to maintain and efficiently utilize our technology platform, and to effectively identify potential products for which to develop and commercialize new process technologies, and problems related to our technology platform could harm our business and result in wasted research and development efforts.
We are highly dependent on our technology platform for the development and commercialization of products and new process technologies. If we experience challenges in our technology platform, such as problems with engineering new microbes, or if we encounter problems interpreting and analyzing data using our process technologies, our business and ability to compete may be harmed and our financial condition negatively affected.
We may not be successful in identifying new market opportunities and needs and developing our technology platform, or process technologies to produce products to meet those needs, which would limit our prospects and lead to greater dependency on the success of a smaller number of target products.
The success of our business model depends in part on our ability to identify new market opportunities and needs for our technology platform, or process technologies to produce products to meet those needs. The manufacturing technologies we research and develop are new and continuously changing and advancing. The products that are derived from these technologies may not be applicable or compatible with demands in existing or future markets. Furthermore, we may not be able to identify new opportunities as they arise for products since future applications of any given product may not be readily determinable, and we cannot reasonably estimate the size of any markets that may develop. If we are not able to successfully identify new market opportunities and needs and develop new technologies, processes or products to meet those needs beyond those we currently develop, we may be unable to expand our business and will therefore be highly dependent on the revenues related to the products that can currently be produced using our process technologies.
Our failure or the failure of our industry partners to realize expected economies of scale could limit our or our partners’ ability to sell products produced using our process technologies at competitive prices, negatively impact our ability to enter into other strategic arrangements and the potential for other industry partners to adopt our process technologies, and materially and adversely affect our business and prospects.
We and our industry partners may be unable to realize expected economies of scale in connection with scale up and commercialization efforts. The failure to achieve these efficiencies or realize these expected benefits could negatively impact our or our industry partners’ ability to sell products produced using our process technologies at competitive prices, negatively impact our ability to enter into other strategic arrangements and the potential for other industry partners to adopt our process technologies, and materially and adversely affect our business and prospects.
Our microbial protein products business, which allows for the extraction of spent microbes that contain protein and other valuable nutrients which can then be used in numerous applications, may not develop as currently expected.
Microbial protein is composed of spent microbes from LanzaTech commercial facilities. These microbes are comprised of proteins and other valuable nutrients and have performed the task of gas fermentation, have been extracted from the relevant commercial unit and are no longer viable. These materials can be isolated and used in numerous applications, including feed products for livestock and fish, fertilizers for agricultural applications, and protein extract-based products. While we believe many of these markets are large and diverse, with stakeholders actively seeking sustainable and nutritious inputs, we cannot be certain that these markets will materialize or that customers will purchase our protein products in sufficient quantities. With only one commercial customer that is currently selling residual microbial protein as a component in fish and livestock feed products, this business has a limited commercial history. Our protein products business may not develop to the extent currently expected, which may adversely affect our business and prospects.
Natural or man-made disasters, social, economic and political instability, and other similar events may significantly disrupt our and our industry partners’ businesses, and negatively impact our results of operations and financial condition.
Our corporate headquarters are located in Skokie, Illinois and we work with industry partners in multiple other locations, including in China, Japan, India, Canada, Australia, Italy, Spain, UK, Netherlands and South Africa. These locations, in particular a number of our current and potential non-U.S. locations, may be subject to social, economic and political instability, such as social uprisings. Any of our or our industry partners’ facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, tsunamis, nuclear disasters, acts of terrorism or other criminal activities, the imposition or heightening of sanctions or other economic or military measures in relation to the current Russia-Ukraine conflict, infectious disease outbreaks and power outages, which may render it difficult or impossible for us or our industry partners to operate our businesses for some period of time. Our and our industry partners’ facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our or our industry partners’ operations could negatively impact our business and results of operations, and harm our reputation. Our or our industry partners’ disaster recovery plans may not be sufficient to address an actual disaster, in particular any events that negatively impact our or our industry partners’ physical infrastructures. In addition, we and our industry partners may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our results of operations and financial condition, and success as an overall business.
Governmental programs designed to incentivize the production and consumption of low-carbon fuels and carbon capture and utilization, may be implemented in a way that does not include products produced using our novel technology platform and process technologies or could be repealed, curtailed or otherwise changed, which would have a material adverse effect on our business, results of operations and financial condition.
We and other participants in the biomass-based and low-carbon fuel industry rely on governmental programs requiring or incentivizing the production and consumption of fuels with lower carbon intensity than conventional fossil fuels and carbon capture and utilization. Biomass-based and low-carbon fuel has historically been more expensive to produce than petroleum-based fuel and these governmental programs support a market for biomass-based and low-carbon fuel that might not otherwise exist.
One of the most important of these programs is the Renewable Fuel Standard II (“RFS II”), a Federal law which requires that transportation fuels in the United States contain a minimum amount of renewable fuel. This program is administered by the Environmental Protection Agency (“EPA”). The EPA’s authority includes setting annual minimum aggregate levels of consumption in four “nested” renewable fuel categories, including categories in which our fuel competes (including advanced biofuel, biomass-based diesel and cellulosic biofuel). The parties obligated to comply with this renewable volume obligation (“RVO”), are petroleum refiners and petroleum fuel importers. The petroleum industry is strongly opposed to the RFS II program and can be expected to continue to press for changes both in the RFS II program itself and in the way that it is administered by the EPA. The EPA has not approved LanzaTech-derived ethanol from industrial emissions as a Renewable Identification Number (“RIN”) generating fuel (i.e., a fuel that generates credits) under the RFS II program.
The United States Congress could repeal, curtail or otherwise change the RFS II program in a manner adverse to us, such as by excluding products produced using our novel technology platform and process technologies. Similarly, the EPA could curtail or otherwise change its administration of the RFS II program in a manner adverse to us, including by not increasing or even decreasing the RVO, by waiving compliance with the RVO or otherwise. Furthermore, judicial review of the EPA’s actions, including any judicial decisions that the EPA failed to adequately evaluate the environmental impacts of RFS II, could create uncertainty in the administration of the RFS II program. In addition, while Congress specified RFS II volume requirements through 2022 (subject to adjustment in the rulemaking process), beginning in 2023 required volumes of renewable fuel will be largely at the discretion of the EPA (in coordination with the Secretary of Energy and Secretary of Agriculture), which must set the volumes after evaluating a set of particular statutory factors. We cannot predict what changes, if any, will be instituted or the impact of any changes on our business, although adverse changes could seriously harm our business, results of operations and financial condition.
The California Low Carbon Fuel Standard (“LCFS”), is another program that provides a strong incentive for production of renewable diesel and alternative jet fuel, and fuels produced through methods involving carbon capture and utilization. The LCFS could be repealed or amended in a manner that eliminates or reduces this incentive, or could be implemented in a way that excludes or negatively affects products produced using our novel technology platform, such as by assigning a lower carbon intensity to a fuel pathway produced using a competitor’s technology.
Additionally, while the efforts of other jurisdictions to mitigate climate change are expected to result in the adoption of similar programs as the RFS II program or LCFS, increasing stakeholder scrutiny of the greenhouse gas (“GHG”), reduction benefits attributable to low-carbon fuels production and consumption could dampen interest in the adoption of similar programs. While the products produced using our process technologies generally compare favorably with conventional low-carbon fuels, public sentiment against reliance upon low-carbon fuels or carbon capture and utilization as pathways to deep decarbonization could adversely affect our market opportunities.
Any decline in the value of carbon credits or other incentives associated with products produced using our process technologies could harm our results of operations, cash flow and financial condition.
The value of products produced using our process technologies may be dependent on the value of carbon credits, programs relating to low-carbon materials and products standards and other similar regulatory regimes or the implicit value of decarbonized materials. The value of these credits fluctuates based on market and regulatory forces outside of our control. There is a risk that the supply of low-carbon alternative materials and products outstrips demand, resulting in the value of carbon credits declining. Any such declines could mean that the economic benefits from our industry partners’ efforts to de-carbonize their operations might not be realized. Any decline in the value of carbon credits or other incentives associated with products produced using our process technologies could harm our results of operations, cash flow and financial condition. The value of carbon credits and other incentives may also be adversely effected by legislative, agency, or judicial determinations.
We expect to rely on a limited number of industry partners for a significant portion of our near-term revenue.
We currently have agreements with a limited number of industry partners, including Suncor, IndianOil Corporation Limited (“IndianOil”), Mitsui, Sekisui Chemical Co., Ltd. (“Sekisui”) and the Shougang Joint Venture, from which we expect to generate most of our revenues through the end of 2023. Entities in which the Shougang Joint Venture holds a controlling interest operate the three currently operating commercial scale facilities that produce low carbon ethanol using our process technology. In addition, a commercial scale facility is in advanced stages of construction by our partner ArcelorMittal. The facility is expected to begin commissioning in the coming months. The loss of one or more of our industry partners, a substantial reduction in the scope of their projects, their failure to exercise customer options, their unwillingness to extend contractual deadlines if we are unable to meet production requirements, their inability to perform under their contracts or a significant deterioration in their financial condition could harm our business, results of operations and financial condition. If we fail to perform under the terms of these agreements, the industry partners could seek to terminate these agreements or pursue damages against us, including liquidated damages in certain instances, which could harm our business.
We and our industry partners are subject to extensive international, national and subnational laws and regulations, and any changes in relevant laws or regulations, or failure to comply with these laws and regulations, could have a material adverse effect on our business and could substantially hinder our and our partners’ ability to manufacture and commercialize products produced using our process technologies.
We and our industry partners are subject to extensive international, national and subnational laws and regulations relating to the production of renewable fuels, the protection of the environment and in support of the ethanol industry at large. These laws, their regulatory requirements and their implementation and enforcement impact our existing and potential business operations by imposing restrictions on our and our industry partners’:
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existing and proposed business operations or the need to install enhanced or additional controls;

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need to obtain and comply with permits and authorizations;

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liability for exceeding applicable permit limits or legal requirements;

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specifications related to the ethanol and other products we or our industry partners market and produce using our process technologies;

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criteria for assessing the carbon intensity and GHG emissions attributable to fuels produced using our process technologies.

In the normal course of business, we and our industry partners may be involved in administrative or legal proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976 (“RCRA”) in the United States, and similar environmental laws across the globe relating to the designation of certain sites for investigation or remediation with respect to environmental risks, the disposal of hazardous waste, and reduction of the hazards associated with storage, handling and transportation of the products we and our industrial partners produce. Potential consequences of these proceedings can include the need to pay for remediation of contaminated sites, the costs of which can be significant and uncertain.
Likewise, in the normal course of business, we and our industry partners may need to obtain and comply with air emissions permits pursuant to the Clean Air Act of 1963 and water discharge permits pursuant to the Clean Water Act of 1972 in the United States, and similar environmental permits and authorizations across the globe relating to air and water emissions. Potential changes to regulatory, permit and authorization standards, requirements or processes may result in uncertainty and additional costs for us and our industry partners.
Furthermore, GHG emissions are subject to environmental laws and regulations in the various jurisdictions in which we and our industry partners have operations. Some of our and our industry partners’ operations are within jurisdictions that have or are developing regulatory regimes governing emissions of GHGs, including carbon dioxide (“CO2”). These include existing coverage under the European Union Emission Trading System, the California cap and trade scheme, India’s Performance, Achieve and Trade scheme, South Africa’s Trade Exposure and Greenhouse Gas Benchmark Regulations, the Tokyo Cap-and-Trade Program, China’s Emission Trading Scheme, related subnational programs and any potential expansions of these policies or related policies. In addition, the EPA requires mandatory reporting of GHG emissions and is regulating GHG emissions for new construction and major modifications to existing facilities. The EPA and California also regulate the amount of GHGs that may be emitted by new motor vehicles, including passenger cars, and new commercial airplanes. These and related regulations could be implemented and developed in ways that reduce or eliminate reliance on carbon-based fuels in transportation, for example, by hastening the widespread adoption of electricity or hydrogen as a fuel source, in lieu of low-carbon fuels, for certain categories of transportation vehicles.
Increased public concern surrounding the emission of GHGs may result in more international, national or subnational requirements to reduce or mitigate the effects of GHG emissions. Although uncertain, these developments could increase the costs related to the application of our fermentation technology. Additionally, although governmental policies to reduce GHG emissions may continue to incentivize the production of low-carbon fuels and carbon capture, it is also possible that such policies could be altered in a way that may negatively impact our growth, increase our and our industry partners’ operating costs, or reduce demand for our technology. We cannot predict the manner or extent to which such policy or legislation may affect our industry partners and ultimately harm or help our business or the carbon capture industry in general.
Our business could be affected in the future by additional international, national and subnational regulation, pricing of GHG emissions or other climate change legislation, regulation or agreements. It is difficult at this time to estimate the likelihood of passage, or predict the potential impact, of any additional legislation, regulations or agreements. Potential consequences of new obligations could include increased technology, transportation, material, and administrative costs and may require us to make additional investments in our operations. As we continue distributing our technology to our target markets, international, national or subnational government entities may seek to impose regulations or competitors may seek to influence regulations through lobbying efforts.
Any changes in laws or regulations or failure by us or our industry partners to comply with applicable regulatory laws and regulations could have a material adverse effect on our reputation as well as our business, results of operations and financial condition and could substantially hinder our and our partners’ ability to manufacture and commercialize products produced using our process technologies.
Our success may be dependent on popular, government and corporate sentiment regarding the production of carbon-based fuels and chemicals and the development and deployment of carbon capture and utilization technology.
At present, we believe that popular, government and corporate sentiment largely favors the production of carbon-based fuels and chemicals and the development and deployment of carbon capture and utilization technology, which has led to many national governments’ enactment of policies and incentives that favor the production of the fuels and chemicals we manufacture and the processes we have developed to create them. However, there are a number of scientists, policy makers and other actors who believe carbon capture and utilization technologies will simply prolong the life of high-carbon sectors and impede the transition to renewable energy sources. Such individuals believe that using the carbon capture and utilization process to produce fuels, such as ethanol, simply defers the emission of CO2 into the atmosphere and that anything that promotes the adoption of low-carbon fuels and advanced liquid fuels (other than hydrogen produced via electrolysis) will result in “locking in” a carbon economy from which the world should be moving away. These scientists, policy makers and other actors advocate for the adoption of regulations and incentives that would reduce or eliminate reliance on carbon-based fuels in favor of the adoption of electricity and hydrogen as fuel sources.
If scientists, policy makers and other actors are successful in convincing governments and corporations to enact policies that disfavor, or changes in government administrations result in shifts in policy that disincentivize, the production of carbon-based fuels and the development and deployment of carbon capture and utilization technology, it could negatively impact the demand for products produced using our process technologies and our ability to maintain and develop relationships with our strategic partners, which would harm our business, results of operations and financial condition. The viability of our business model also could be impacted if, over time, popular, government and corporate support gravitates significantly away from the use of carbon-based fuels toward the predominant use of electricity and hydrogen as fuel sources.
We and our industry partners use hazardous materials and must comply with applicable environmental, health and safety laws and regulations. Any claims relating to improper handling, storage or disposal of these materials or noncompliance with applicable laws and regulations could be time consuming and costly and could adversely affect our business and results of operations.
We and our industry partners use hazardous chemicals and biological materials and are subject to a variety of international, national and subnational laws and regulations governing the use, generation,

manufacture, storage, handling and disposal of these materials, including RCRA and the Occupational Safety and Health Act of 1970. Although we and our industry partners have implemented safety procedures for handling and disposing of these materials and waste products, we cannot be sure that our safety measures are compliant with legal requirements or adequate to eliminate the risk of accidental injury or contamination. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. There can be no assurance that neither we nor any of our industry partners will not violate environmental, health and safety laws as a result of human error, accident, equipment failure or other causes.
Compliance with applicable environmental, health and safety laws and regulations is expensive and time consuming, and the failure to comply with past, present or future laws or regulations could result in the imposition of fines, third-party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations. Our liability in such an event may exceed our total assets. Liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. Accordingly, violations of present and future environmental laws or regulations by us or any of our industry partners could restrict our ability to develop and commercialize products using our process technologies, build out or expand facilities, or pursue certain technologies, and could require us and our industry partners to acquire equipment or incur potentially significant costs to comply with environmental regulations. In addition, our hazardous materials and environmental laws and regulations-related risks may augment as we expand our international operations, including imposition of laws and regulations impacting our ability to transfer hazardous chemicals and biological materials between countries.
We may be subject to product liability claims, which could result in material expense, diversion of management time and attention and damage to our business, reputation and brand.
The products produced using our process technologies that we and our industry partners commercialize may contain undetected defects or impurities that are not discovered until after the products have been used by customers or incorporated into products for end-users. This could result in claims from customers or others, damage to our business and reputation and brand or significant costs to correct the defect or impurity. Therefore, the sale of products produced using our process technologies entails the risk of product liability claims. Any product liability claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, damage to our business, reputation and brand and cause us to fail to retain existing industry partners or to fail to attract new industry partners.
Ethical, legal and social concerns about genetically engineered products and process technologies that use genetically engineered supplies could limit or prevent the use of products produced using our process technologies and could limit our revenues.
The use of genetically engineered products and process technologies that use genetically engineered supplies is subject to laws and regulations in many countries, including by the EPA under the Toxic Substances Control Act of 1976, some of which are new or still evolving. Public attitudes about the safety and environmental hazards of genetically engineered products and processes, and ethical concerns over genetic research, could influence public acceptance of our technology, processes and products produced using our process technologies that use genetically engineered supplies.
Our ability to develop and commercialize one or more of our technologies or process technologies could be limited by additional factors, including:
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public attitudes regarding, and potential changes to laws governing, ownership of genetic material, which could harm our intellectual property rights with respect to our genetic material and discourage others from supporting, developing or commercializing products produced using our process technologies; and

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governmental reaction to negative publicity concerning genetically engineered organisms, which could result in greater government regulation of genetic research, greater government regulation of genetic-related feedstock sources, or other adverse governmental regulatory restrictions.

The subject of genetically engineered organisms has received negative publicity, which has aroused public debate. This adverse publicity could lead to greater regulation and trade restrictions on imports of genetically engineered products. These trends could result in increased expenses, delays or other impediments to our programs or the public acceptance and commercialization of the products produced using our process technologies.
Our genetically engineered microbes may be subject to regulatory scrutiny and may face future development and regulatory difficulties. Additionally, failure to obtain import permits for all relevant microbes in jurisdictions with our industry partners could adversely affect our business and results of operations.
Some of our genetically engineered microbes may have significantly altered characteristics compared to those found in the wild and may be subject to regulatory scrutiny. As a result, we may be required to implement additional costly measures to obtain and maintain our regulatory permits, licenses, authorizations and approvals. To the extent such regulatory scrutiny or changes impact our ability to execute on existing or new programs for our industry partners, or make doing so more costly or difficult, our business, financial condition, or results of operations may be adversely affected.
Because the use of genetically engineered products and process technologies that use genetically engineered supplies is subject to laws and regulations in many countries, some of which are new or still evolving, regulatory requirements, including those related to import permits, may continue to change in various jurisdictions. If such regulatory requirements prevent us from obtaining import permits for jurisdictions where we have industry partners, such changes may impact our ability to execute on existing or new programs for our industry partners, or make doing so more costly or difficult, which may adversely affect our business, financial condition, results of operations, market share and prospects.
Our government grants are subject to uncertainty, which could harm our business and results of operations.
We have sought and may continue to seek to obtain government grants in the future to offset a portion of the costs of our research and development, commercialization and other activities. We cannot be certain that we will be able to secure any such government grants in a timely fashion, or at all. Moreover, any of our existing grants or new grants that we may obtain may be terminated, modified or recovered by the granting governmental body. If such grant funding is discontinued, our revenue and cash received from grants will decrease. If we do not receive grants we are counting on, our liquidity will be impacted, which will impact our ability to grow or maintain our business.
We may also be subject to additional regulations and audits by government agencies as part of routine audits of our activities funded by our government grants. As part of an audit, these agencies may review our performance, cost structures and compliance with applicable laws, regulations and standards. Funds available under grants must be applied by us toward the research and development programs specified by the granting agencies, rather than for all of our programs generally. If any of our costs are found to be allocated improperly, the costs may not be reimbursed and any costs already reimbursed may have to be refunded. Accordingly, an audit could result in an adjustment to our revenues and results of operations.
The requirements of being a public company may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company may be greater than we anticipate.
As a result of the Business Combination, we will become a public company, and as such, will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of Nasdaq, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance than we obtained as a private company, and could also make it more difficult for us to attract and retain qualified members of the New LanzaTech Board as compared to when we were a private company. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. We need to hire additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation closer to that of other public companies, which would increase our general and administrative expenses and could materially and adversely affect our profitability.
Our management has limited experience in operating a public company.
Our executive officers and directors have limited experience in the management of a publicly traded company subject to significant regulatory oversight and reporting obligations under federal securities laws. Our management team may not successfully or effectively manage our transition to a public company following the Business Combination. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to our management and growth. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. It is possible that the Combined Company will be required to expand its employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods.
If we experience a significant disruption in our information technology systems, including security breaches, or if we fail to implement new systems and software successfully, our business operations and financial condition could be adversely affected.
We depend on information technology systems to, among other functions, control our manufacturing processes, process orders and invoices, collect and make payments, interact with industry partners and suppliers, manage inventory and otherwise conduct our business. We also depend on these systems to respond to inquiries, contribute to our overall internal control processes, maintain records of our property, plant and equipment and record and pay amounts due to vendors and other creditors. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of sales and industry partners. As we implement planned upgrades or changes to systems, we may also experience interruptions in service, loss of data or reduced functionality and other unforeseen material issues which could adversely impact our ability to provide quotes, take orders and otherwise run our business in a timely manner. In addition, if our new systems fail to provide accurate and increased visibility into pricing and cost structures, it may be difficult to improve or maximize our profit margins. As a result, our results of operations could be adversely affected.
In addition, cyber-attacks or security breaches could compromise our trade secrets or other confidential, business critical information, cause a disruption in our operations, or harm our reputation. Our information technology systems are subject to potential disruptions, including significant network or power outages, service disruptions or interruptions from third-party information technology service providers, software or hardware errors, cyberattacks, computer viruses, malware, ransomware events, other malicious codes and/or unauthorized access attempts, denial-of-service attacks, phishing schemes, fraud, or other disruptive problems, any of which, if successful, could result in data leaks or otherwise compromise our confidential or proprietary information and disrupt our operations. Despite our efforts to protect sensitive information and comply with and implement data security measures, there can be no assurance that any controls and procedures that we have in place will be sufficient to protect us. Further, as cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future. We may also be required to expend resources to monitor for and remediate cyber-related incidents or to enhance and strengthen our cyber security, including by deployment of additional personnel and technical protection measures, further training of employees, changing vendor control and monitoring practices, and engaging third-party experts and consultants. Any such disruptions to our information technology systems, breaches or compromises of data, or misappropriation of information could result in violation of privacy and other laws, litigation, fines, negative publicity, lost sales or business delays, any of which could have a material adverse effect on our business, financial condition or results of operations.
International sales by us and our industry partners expose us and our industry partners to the risk of fluctuation in currency exchange rates and rates of foreign inflation, which could adversely affect our results of operations.
Because we and our industry partners commercialize and sell products produced using our process technologies outside of the United States, a portion of our and our industry partners’ revenues is generated outside of the United States and we derive some of our revenues from our industry partners in their local currencies. As a result, our revenues and results of operations are subject to foreign exchange fluctuations, which we may not be able to manage successfully. We bear the risk that the rate of inflation in the foreign countries where we and our industry partners incur costs and expenses or the decline in value of the U.S. dollar compared to those foreign currencies, will increase our costs as expressed in U.S. dollars. The prices of the products produced using our process technologies may not be adjusted to offset the effects of inflation on our or our industry partners’ cost structure, which could increase costs and reduce net operating margins. If we do not successfully manage these risks through hedging or other mechanisms, our revenues and results of operations could be adversely affected.
Changes in interest rates and capital availability may impact investment and financing decisions by our industry partners, which could adversely affect our results of operations.
We depend on partnering, licensing, and contractual relationships with our industry partners that implement our process technologies, as well as investments by such partners, as a significant source of financing. Changes in credit and capital market conditions, including changes in interest rates and capital availability, may increase the cost of financing for our industry partners, which may limit their ability or willingness to enter into partnering agreements with us or to further invest in their facilities that implement our process technologies. Such changes may also make it more difficult for us to obtain favorable terms for any future partnership arrangements. To the extent that these changes impact investment and financing decisions by our industry partners in a manner that is adverse to us, such changes could adversely affect our results of operations.
Any failure by us to manage acquisitions and other significant transactions successfully may have a material adverse effect on our results of operations, financial condition, and cash flows.
From time to time, we may consider opportunities to acquire other companies, products or technologies that may enhance our capabilities, expand the breadth of our markets or partner base, or advance our business strategies. Potential acquisitions involve numerous risks, including: problems assimilating the acquired service offerings, products or technologies, issues maintaining uniform standards, procedures, quality control and policies, unanticipated costs associated with acquisitions, diversion of management’s attention from our existing business, risks associated with entering new markets in which we have limited or no experience, increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters, and unanticipated or undisclosed liabilities of any target.
We have no current commitments with respect to any acquisition other than the Business Combination. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired service offerings, products or technologies. Our potential inability to manage acquisitions and other significant transactions successfully or to integrate any acquired business, products or technologies effectively may adversely affect our business, results of operations and financial condition.
We believe our company culture has contributed to our success, and if we cannot maintain this culture as we grow and, in particular, become a public company, our business could be harmed.
We believe that our culture has contributed to our success to date. We have invested in building a strong corporate culture and believe it is one of our most important and sustainable sources of competitive advantage. Our corporate culture is team-oriented, community-based and rooted in company values to promote close alignment between employees throughout the organization. Community strengthening events and team activities encourage cross-team and cross-location interactions. This foundation promotes an understanding of our organizational values and ensures that our team members stand for and contribute to the vision and objectives of the company. Any failure to maintain our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. In addition, as we develop the systems and processes associated with being a public company, we may find it difficult to maintain these important aspects of our culture. Furthermore, as we grow and evolve on an international scale, we may find it increasingly difficult to maintain these beneficial aspects of our corporate culture throughout our global footprint. If we fail to maintain our corporate culture, or if we are unable to retain or hire key personnel that contribute positively to our corporate culture, our business and competitive position may be harmed.
Causes of supply chain challenges, including COVID-19, could result in delays or increased costs for us and our partners deploying our technologies.
The products that we and our partners produce using our process technologies must be delivered to our industry partners and involve a variety of inputs which must be procured and delivered to our facilities. Our suppliers, sub-contractors and industry partners have been disrupted by certain issues related to the COVID-19 pandemic, including worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures or other travel or health-related restrictions. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, climate change, increased costs of labor, freight costs and raw material prices along with a shortage of qualified workers. Such issues may cause delays in the delivery of, or increases in the cost of, the inputs used in our process technologies, potentially resulting in delays or increased costs for us and our partners deploying our technologies or for our industry partners purchasing our products, which may materially impact our business, financial condition and results of operations.
We and our industry partners have a limited operating history utilizing our technology and different feedstocks, which may make it difficult to evaluate our future viability and predict our future performance.
We and our partners have a limited operating history utilizing our process technologies and different feed stocks on which to base an evaluation of our business and prospects. Our operating results are not predictable and our historical results may not be indicative of our future results. Few peer companies with our business model exist and none have yet established long-term track records at scale that might assist us in predicting whether our business model and strategy can be implemented and sustained over an extended period of time. It may be difficult for you to evaluate our potential future performance without the benefit of established long-term track records from companies implementing a similar business model. We may encounter unanticipated problems as we continue to refine our business model and process technologies, and may be forced to make significant changes to our anticipated sales and revenue models to compete with our competitors’ offerings, which may adversely affect our results of operations and profitability.
We have not yet generated material revenues from marketing of CarbonSmart products and our revenue forecast must be considered in light of the uncertainty and risks frequently encountered by companies in their early stage of development.
We have not yet generated material revenues from marketing CarbonSmart products or the sale of our equipment. We are subject to the risks inherent to early-stage companies seeking to develop, market and distribute new products, particularly companies in evolving markets such as renewable energy and technology. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of new products in a competitive environment.
Such risks include dependence on the success and acceptance of our products, the ability to attract and retain a suitable partner base, and the management of growth. To address these risks, we must, among other things, further develop and enhance our process technologies, generate increased demand for our products, attract a sufficient partner base, collaborate with partners, respond to competitive developments, and attract, retain and motivate qualified personnel. We are thus subject to many of the risks common to companies in their early stage of development, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
We have incurred losses during our history. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2021, we had U.S. federal NOL carryforwards of approximately $236.3 million.
Under the Tax Act (as defined below), as modified by the CARES Act (as defined below), U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.
In addition, our NOL carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities. Under Sections 382 and 383 of the Code, our federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of our stock. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership (as measured by value) by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with our migration from New Zealand to the United States, the Business Combination or other transactions. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from the Business Combination or other transactions, or any resulting limitations on our ability to utilize our net operating loss carryforwards and other tax attributes. If we earn taxable income, such limitations could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a valuation allowance related to our NOL carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.
Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.
The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. For example, the 2017 Tax Cuts and Jobs Act, or Tax Act, made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of future NOL carryforwards, and allowing for the expensing of certain capital expenditures. The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, has already modified certain provisions of the Tax Act and the United States Congress is considering new proposed tax legislation. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect our effective tax rate in future periods, in addition to any changes made by new tax legislation.
The Organization for Economic Cooperation and Development has been working on a Base Erosion and Profit Shifting Project and is expected to continue to issue guidelines and proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. Similarly, the European Commission and several countries have issued proposals that would change various aspects of the current tax framework under which we are taxed. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue.
As we expand the scale of our international business activities, these types of changes to the taxation of our activities could increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.
Political and economic uncertainty, including changes in policies of the Chinese government or in relations between China and the United States, may impact our revenue and materially and adversely affect our business, financial condition, and results of operations.
We and our partners operate facilities and do business on an international scale, including in China. Political and economic uncertainty, including changes in policies of the Chinese government or relations between China and the United States, may impact us adversely. There is significant uncertainty about the future relationship between China and the United States with respect to trade policy, government relations and treaties. Political uncertainty surrounding Chinese government policies, international trade disputes between China and the United States, and protectionist measures could result in increased trade controls and regulations. Heightened tensions resulting in restrictions and additional regulations may negatively impact our ability to send our microbes and other supplies to our plants in China, to purchase and ship ethanol out of China, or to gain ethanol-related licenses in China.
The implementation of sanctions on certain Chinese individuals or entities may result in complications for our interactions with LanzaTech China Limited, the Shougang Joint Venture and our joint venture partners in China, or with certain of our strategic investors located in China, including Sinopec. Sinopec is a Chinese investment platform that was jointly established in 2018 by China Petrochemical Corporation (“Sinopec Group”) and China Petroleum & Chemical Corporation (“Sinopec Corp”). Sinopec Corp is a majority-owned subsidiary of Sinopec Group, which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China. Based on publicly available information provided by China Petroleum & Chemical Corporation, as of August 2022, the China Petroleum & Chemical Corporation holds, directly or indirectly, 49% of the equity/voting rights of Sinopec. As a result of potential trade and investment restrictions, we may be unable to complete an investment in any joint venture that we may enter into with Sinopec, or to protect our interests in our existing or potential future joint ventures by nominating a non-Chinese director to the board of directors of any such joint venture. Sanctions also may negatively impact our ability to repatriate dividends from a Chinese joint venture and may result in further costs or delays as a result of currency controls. These increased costs and restrictions may reduce our margins or reduce demand for our products if prices increase for our industry partners, and could adversely affect our business, financial condition, and results of operations.
Our ability or the ability of our partners to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters, which can change quickly with little advance notice.
While we are headquartered in Skokie, Illinois, we have business operations in China. This includes a minority ownership stake in the Shougang Joint Venture, several strategic investors located in China, including Sinopec, and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. We license our technology in China to the Shougang Joint Venture. Entities in which the Shougang Joint Venture holds a controlling interest currently produce low carbon ethanol at three commercial scale facilities using our process technology, which, in addition to its use as fuel, is transported and processed for use in consumer products.
The Chinese government has exercised and continues to exercise substantial control over every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. For example, regulations in the PRC applicable to LanzaTech China Limited, a WFOE, may change. As such, our operations and the operations of our joint venture partners and our sales and licenses to partners located in China may be subject to governmental and regulatory interference in the provinces in which they operate. We, our joint venture and other partners could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions. Regulations may be imposed or change quickly with little advance notice. Our ability, and the ability of our joint venture and other partners, to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in China. We and our joint venture and other partners may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply.
Our operations and financial results may be impacted if the PRC government determines that the contractual arrangements constituting part of the Shougang Joint Venture VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future.
We have business operations in China, several strategic investors located in China, including Sinopec, and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. We also hold a minority ownership stake in the Shougang Joint Venture. We have determined the Shougang Joint Venture to be a VIE for which we are not the primary beneficiary. The VIE structure was implemented in order to effectuate the intellectual property licensing arrangement between us and the Shougang Joint Venture and is not used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, it could result in a material change to our operations. This could result in our inability to assert contractual control over our intellectual property and other assets in the Shougang Joint Venture, or cause a material change in the value of the shares of our common stock.
We and our partners may be subject to regulatory actions by the Chinese government targeting concerns related to data security and monopolistic behavior.
Recent statements and regulatory actions by the Chinese government have targeted companies whose operations involves cross-border data security or anti-monopoly concerns. Although we are incorporated and headquartered in the United States, we may still be subject to certain PRC laws due to our business operations in China. These operations include several strategic investors located in China, including Sinopec, a core team of technical, business and administrative professionals at our office in Shanghai, and our minority ownership stake in, and contractual commitments with, the Shougang Joint Venture.
On June 10, 2021, China promulgated the PRC Data Security Law (the “DSL”), which became effective on September 1, 2021. The DSL intends to regulate data processing activities, ensure data security, promote data development and utilization, protect the data-related rights and interests of individuals and organizations, and safeguard Chinese sovereignty, security and development interests. Article 36 of the DSL provides that any Chinese entity that provides data to foreign judicial or law enforcement agencies (regardless of whether directly or through a foreign entity) without approval from a Chinese authority would likely be deemed to be in violation of the DSL. In addition, pursuant to Article 2 of Measures for Cybersecurity Reviews (the “Measures”) issued by the CAC, the procurement of any network product or service by an operator of critical information infrastructure that affects or may affect national security will be subjected to a cybersecurity review. Pursuant to Article 35 of Cybersecurity Law of the PRC, “critical information infrastructure operators” that purchase network products and services which may influence national security will be subject to cybersecurity review by the CAC. With respect to LanzaTech China Limited, the Shougang Joint Venture and our operational partners in China, the exact scope of the term “critical information infrastructure operator” remains unclear, so there can be no assurance that we, the Shougang Joint Venture or our partners will not be subjected to critical information infrastructure operator review in the future. Furthermore, in the event that we, the Shougang Joint Venture or our partners become operators of critical information infrastructure in the future, they may be subject to the DSL, the Measures and cybersecurity review by the CAC.
Article 3 of Anti-Monopoly Law of the PRC (the “Anti-Monopoly Law”) prohibits “monopolistic practices,” which include: (a) the conclusion of monopoly agreements between operators; (b) the abuse of dominant market position by operators; and (c) concentration of undertakings which has or may have the effect of eliminating or restricting market competition. Furthermore, according to Article 19 of the Anti-Monopoly Law, the operator will be assumed to have a dominant market position if the following apply: (a) an operator has 50% or higher market share in a relevant market; (b) two operators have 66% or higher market share in a relevant market; or (c) three operators have 75% or higher market share in a relevant market. We believe that neither we nor any of our partners in China have engaged in any monopolistic practices in China, and that recent statements and regulatory actions by the Chinese government do not impact our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign stock exchange. However, there can be no assurance that regulators in China will not promulgate new laws and regulations or adopt new series of interpretations or regulatory actions which may require us and our partners to satisfy new requirements related to these concerns.
Changes in China’s economic, political or social conditions or legal system or government policies could have a material adverse effect on our business and operations.
Our business operations in China include the Shougang Joint Venture, several strategic investors located in China, including Sinopec, and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. We license our technology in China to the Shougang Joint Venture. Entities in which the Shougang Joint Venture holds a controlling interest currently produce low carbon ethanol at three commercial scale facilities using our process technology, which, in addition to its use as fuel, is transported and processed for use in consumer products. Meanwhile, several additional facilities are being engineered and constructed. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by the significant discretion of Chinese governmental authorities. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact us or our suppliers.
Furthermore, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we or our suppliers may not be aware of our violation of any of these policies and rules until sometime after the alleged violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect us or our suppliers in China. Any such disruption, or if one or more of our Chinese suppliers was prevented from operating, could have an adverse impact on our results of operations and financial condition.
We may be subject to risks that the Chinese government may intervene or influence our operations at any time.
Because we have employees located in China and conduct some operations in China, including through our China-based joint venture and at the facilities in China operated by entities in which the Shougang Joint Venture holds a controlling interest using our process technology, we are subject to the risk that the Chinese government may intervene or influence our operations at any time. However, because our operations in China are largely limited to technology licenses and the production of our low carbon ethanol, we do not expect that such intervention or influence would result in a material change in our operations. Nonetheless, in the event that the Chinese government were to intervene in our operations, we might experience a disruption at the three facilities in China operated by entities in which the Shougang Joint Venture holds a controlling interest using our process technology, or at the facilities in construction, to our joint venture and joint venture partners, to our licenses to partners in China and to our low carbon ethanol production, which could have a material adverse effect on our results of operations.
Products produced by our process technologies compete with or are intended to displace comparable products produced using fossil resources. The market prices for these alternatively produced products and commodities are subject to volatility and there is a limited referenceable market for the more sustainable, waste-based products that our process technologies enable.
Products produced by our process technologies compete with or are intended to displace comparable products produced using fossil resources. The market prices for these alternatively produced products and commodities are subject to volatility and may depend on uncertain consumer demand as well as changing supply of feedstocks. In particular, demand for our products may depend on changing attitudes toward, and the price and availability of, fossil resources.
We do not believe we have any direct competitors that produce products with similar attributes to ours. Due to the limited competition we face, there is a limited referenceable market for the more sustainable, waste-based products that our process technologies enable. It may be difficult to evaluate our potential future performance without the benefit of established long-term track records from companies developing similar sustainable, waste-based products.
Process performance at LanzaTech plants is dependent on the quality and quantity of the feedstock supplied from the host facility.
We design the parameters to best process the feedstock we expect to receive from the host facility. Although we rigorously test feedgas when a project is being designed in order to determine the expected composition of the feedstock there is no guarantee that the quality and quantity of the feedstock will be identical to the test conditions. Feedstock changes based on day-to-day variability in host company process conditions can be anticipated to some extent, but cannot be fully mitigated.
We have experienced variability in the quality and quantity of feedstock supplied from our operating facilities, and although it is typically in the facilities’ best interest to provide consistent and good quality feedstock, which help maintain the high utilization of our process, there is no guarantee that it will be supplied.
The deployment of the technology for alternative waste gas feedstocks can lead to unforeseen issues due to the change in the upstream industrial process.
While we have designed our reactor and process to minimize the amount of mechanical and operational adjustments required for the utilization of different waste gas feedstocks, there is no guarantee that performance will be as expected. Our microbe has proven to be flexible to different feed gas compositions, with tests conducted at pilot-scale using a wide range of CO2, hydrogen (“H2”) and carbon monoxide (“CO”)-containing gases.
Scale-up and commercialization of process technologies for alternative feedstocks without first conducting tests at demonstration scale can introduce some risk. Performance related improvements may not be as fungible as anticipated in scaling up alternative feedstocks.
Risks Related to Our Intellectual Property
Our patent rights may not provide commercially meaningful protection against competition, and we may be unable to detect infringement of our patents.
Our success depends, in part, on our ability to obtain and maintain patent protection and other intellectual property rights to protect our technology from competition. We have adopted a strategy of seeking patents and patent licenses in the United States and in certain foreign countries with respect to certain technologies used in, or relating to, our process technology for developing products. As of November 30, 2022, our overall owned and in-licensed patent portfolio included 1,253 granted patents and 577 pending patent applications across 141 patent families in the United States and in various foreign jurisdictions.
The strength of patents involves complex legal and scientific questions and can be uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other foreign countries. Even with regard to the patents that have been issued to us, it is possible that third parties could challenge the validity, enforceability, ownership or scope thereof, which could result in such patents being narrowed, invalidated or held unenforceable. There is a substantial amount of litigation involving patent and other intellectual property rights, including interference and reexamination proceedings before the U.S. Patent and Trademark Office, or oppositions or comparable proceedings in foreign jurisdictions. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our technology or prevent others from designing around our patent claims. In addition, patent laws may change over time, and such changes may impair our ability to maintain, protect or enforce our patents. Moreover, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our patents rights against third parties. For example, third parties could practice our inventions without authorization, in secret and in territories where we do not have patent protection. Furthermore, despite our efforts and precautions, we may be unable to prevent a third party from copying or otherwise obtaining and using our inventions or other proprietary information or technology without authorization, or from infringing our patents. Such third parties may then try to sell or import products made using our inventions in and into the United States or other territories. We may be unable to prove that such products were made using our inventions, and any legal and contractual remedies available to us may not adequately compensate us.
Additional uncertainty may result from patent reform legislation proposed by the U.S. Congress and other national governments and from legal precedent handed down by the U.S. Court of Appeals for the Federal Circuit, the U.S. Supreme Court and the courts of foreign countries, as they determine legal issues concerning the scope, validity and construction of patent claims. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publication of discoveries in the scientific literature often lags behind the actual discoveries, there is additional uncertainty as to validity of any issued patent. Accordingly, we cannot be certain that any of our patent applications will result in issued patents, or even if issued, be sure of their validity or enforceability. Additionally we cannot predict whether any of our patent rights will be broad enough in scope to provide commercial advantage and prevent circumvention. Also, it may be difficult for us to trace chemicals imported into the United States that are produced by others using microorganisms or processes covered by our patents without our authorization, which will limit our ability to enforce our patent rights against potential infringers. In any event, patents are enforceable only for a limited term.
Differences and uncertainties with respect to legal systems outside the United States could adversely affect the legal protection available to us.
We have and plan to continue partnering with others in building manufacturing facilities using our process technologies in countries other than the United States. However, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Many companies have encountered significant problems, including delays, in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to bio-industrial technologies. This could make it difficult for us to stop the misappropriation of our trade secrets or the infringement of our patents or other intellectual property rights. Proceedings to enforce our patents and other proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Such proceedings could also be met with defenses, counterclaims and countersuits attacking the validity, enforceability, ownership and scope of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights in certain jurisdictions. Accordingly, our efforts to enforce our intellectual property rights in such countries could be inadequate to obtain a significant commercial advantage from the intellectual property that we develop. Moreover, the registration of intellectual property is costly and subject to complex rules, regulations and local laws. Outside the United States, we only file our patent applications in selected foreign jurisdictions and therefore will have no patent protection against potential infringers in jurisdictions where we have not applied for patent protection.
We may not be able to operate our business without infringing the proprietary rights of third parties.
Our ability and the ability of our partners to commercialize the products produced using our technology platform depends on the ability to develop, manufacture, market and sell such products without infringing the proprietary rights of third parties. Numerous U.S. and foreign patents and pending patent applications owned by third parties, including parties with whom we may compete, exist in fields including processes that relate to our technology platform and the processes derived using our technology platform. These third parties may allege that our technology platform or the processes derived using our technology platform, or even the methods and organisms themselves, infringe their intellectual property rights, and we may be subject to legal proceedings relating to these claims.

If we are found to infringe the intellectual property rights of a third party, we or our partners could be prohibited from commercializing the product produced using the infringing technology, or from licensing our technology, unless we obtain a license to use the technology covered by the third-party intellectual property rights or are able to design around the relevant third party intellectual property rights. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign our technology or processes to avoid infringement. Even if we are able to redesign technology or processes to avoid an infringement claim, our efforts to design around the third-party intellectual property rights may lead to a less effective or more costly product. In addition, we may be subject to legal proceedings alleging the infringement, misappropriation or other violation of the intellectual property of third parties, which could result in substantial costs and divert our efforts and attention from other aspects of our business. A court could also order us to pay compensatory damages for any infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and results of operations. A court also could enter orders that temporarily, preliminarily or permanently prohibit us and our partners from making, using, selling or offering to sell one or more of the products that may be produced using our technology platform and processes, or could enter an order mandating that we undertake certain remedial activities.
Trade secrets can be difficult to protect and enforce, and our inability to do so could adversely affect our competitive position.
We rely on trade secrets and confidentiality agreements to protect some of our technology and proprietary know-how that is not patentable, processes for which patents are difficult to enforce, and any other elements of our technology platform that involve proprietary know-how, information or technology that is not covered by patents, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain and protect. Our strategy for scale-up of production requires us to share confidential information with our business partners and other parties. Our business partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is an expensive, time-consuming and uncertain process. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them. Our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
We have taken measures to protect our trade secrets and proprietary information, but these measures may not be effective. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Nevertheless, our proprietary information may be disclosed, third parties could reverse engineer our systems, and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
If trade secrets are stolen, misappropriated or reverse engineered, others could use these designs to produce competing products.
A number of third parties, including various industry partners, plant operators, university scientists and researchers, and those involved in the shipping and handling of products produced using our technology platform, have or may have access in the future to our proprietary technology. If the proprietary technology covered by our trade secrets were stolen, misappropriated or reverse engineered based on unauthorized use or based on extrapolation from our disclosures in our patent applications, it could be used by other parties for their own commercial gain. If this were to occur, it could be difficult, time consuming and costly for us to discover or challenge this type of use, especially in countries with limited intellectual property protection.

If we are unable to prevent third parties from adopting, registering or using trademarks or otherwise violating our trademark rights, our business could be materially adversely affected.
We currently hold issued trademark registrations and have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the issuance or maintenance of the same and thus create the potential need to rebrand or relabel one or more of our services. As our business matures, our reliance on our trademarks to differentiate us from our competitors increases and as a result, if we are unable to prevent third parties from adopting, registering or using trademarks, trade dress, or other source indicators that infringe, dilute or otherwise violate our trademark rights, our business could be materially adversely affected.
We may not retain exclusive rights to intellectual property created as a result of our strategic partnering arrangements which could limit our prospects and result in costly and time-consuming disputes.
We are a party to joint development agreements with a number of parties and are seeking to enter into agreements with others, each of which involve research and development efforts. We expect to enter into additional strategic partnering arrangements in the future. Under our existing agreements, we share, and would share, to various degrees, intellectual property we jointly develop. Any disputes as to ownership with a partner that may arise could encumber or prevent our use of the disputed technology, could harm our relationship with the relevant partner and would likely negatively affect our commercialization plans with respect to that technology. Additionally, litigation may be necessary to resolve disputes as to the ownership of intellectual property rights as between us and our industry partners, which can be costly, distracting to management and can harm our reputation and the value of our company. Further, we may not be successful in defending our intellectual property rights in any such litigation, and if we are unsuccessful, the value of our company could be seriously harmed.
Some of our intellectual property may be subject to federal regulation such as “march-in” rights, reporting requirements and a preference for U.S. industry, and any such regulations could negatively impact our business and prospects.
Some of the intellectual property that protects our technology platform has been funded by grants from U.S. government agencies and is subject to certain federal regulations. For example, under the “march-in” provisions of the Bayh-Dole Act, the government may have the right under limited circumstances to require us to grant exclusive, partially exclusive or non-exclusive rights to third parties under any intellectual property discovered through the government-funded programs. March-in rights can be triggered if the government determines that we have failed to work sufficiently towards achieving practical application of a technology or if action is necessary to alleviate health or safety needs, to meet requirements for public use specified by federal regulations or to give preference to U.S. industry. Specifically, certain of our granted and pending patents that cover recombinant and other microorganisms, cell-free protein synthesis platforms, protein expression vectors, fermentative production pathways, and microbial and ethanol conversion pathways may be subject to march-in-rights. These patents account for less than one percent of our granted and pending patents. We are also subject to certain reporting requirements as well as a preference for U.S. industry relating to manufacturing of products under the Bayh-Dole Act. Any such regulations could negatively impact our business and prospects.
We depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from developing or selling our process technologies.
We rely on licenses in order to be able to use various proprietary technologies that are material to our business, including a license with the Battelle Memorial Institute (“Battelle”). We do not own the patents that underlie these licenses. Our rights to use the technology we license are subject to the continuation of and compliance with the terms of those licenses. We do not always control the prosecution, maintenance or filing of the patents to which we hold licenses. Thus, some of these patents and patent applications were not written by us or our attorneys, and we did not have control over their drafting and prosecution. Our licensors might not have given the same attention to the drafting and prosecution of these patents and applications as we would have if we had been the owners of the patents and applications and had control over the drafting and prosecution. We cannot be certain that drafting or prosecution of the licensed patents and patent applications by the licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.
Our rights to use the technology we license are subject to the validity of the owners’ intellectual property rights. Enforcement of our licensed patents or defense or any claims asserting the invalidity of these patents is often subject to the control or cooperation of our licensors and/or interpretation of the license agreements. We cannot be certain that we will have control of the enforcement of these patents against third parties. Legal action could be initiated against the owners of the intellectual property that we license. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent our licensors from continuing to license the intellectual property that we may need to operate our business.
Certain of our licenses contain provisions that allow the licensor to terminate the license upon specific conditions, including breach or insolvency. Our rights under the licenses are subject to our continued compliance with the terms of the license, including the payment of royalties due under the license. Termination of these licenses could prevent us from developing or marketing some or all of our process technologies. Because of the complexity of our technologies underlying our process technologies and the patents we have licensed, determining the scope of the license and related royalty obligation can be difficult and can lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license. If a licensor believed we were not paying the royalties due under the license or were otherwise not in compliance with the terms of the license, the licensor might attempt to revoke the license. If such an attempt were successful, we might be barred from developing and selling some or all of our process technologies.
Any strategic partnering arrangement that involves the licensing of any of our intellectual property may increase our risks, harm our competitive position and increase our costs.
In addition to partnering with industry leaders through our co-development model, we may enter into licensing arrangements aimed to accelerate commercialization of our production process pipeline. Licensing any of our intellectual property increases the number of people who have access to some of our proprietary information. The scope of any such license may not be sufficiently narrow to adequately protect our interests. Moreover, contractual obligations of our licensees not to disclose or misuse our intellectual property may not be sufficient to prevent such disclosure or misuse. The costs of enforcing contractual rights could substantially increase our operating costs and may not be cost-effective, reasonable under the circumstances or ultimately succeed in protecting our proprietary rights. If our competitors access our intellectual property, they may gain further insight into the technology and design of our process technologies, which would harm our competitive position.
We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, or lawsuits asserted by a third party, which could be expensive, time consuming and unsuccessful.
Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may need to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.
Interference proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments.
Because of the uncertainties involved in the issuance and enforcement of patents, and the value of a patent, patent disputes and litigations are common. We may become involved in patent disputes relating to infringement of our technology, with third-parties asserting their patents, with our licensors or licensees, with industry partners and with employees, among others. Patent disputes can take years to resolve, can be very costly and can result in loss of rights, injunctions and substantial penalties. Moreover, patent disputes and related proceedings can distract management’s attention and interfere with running the business.
Risks Related to AMCI and the Business Combination
Directors and officers of AMCI have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.
When considering the AMCI Board’s recommendation that the AMCI Stockholders vote in favor of the approval of the Business Combination, AMCI Stockholders should be aware that directors and officers of AMCI have interests in the Business Combination that may be different from, or in addition to, the interests of AMCI Stockholders. These interests include:
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The Sponsor and the other AMCI Insiders will lose their entire investment in us if we do not complete a business combination by August 6, 2023. If we are unable to complete our initial business combination by August 6, 2023, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the AMCI Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

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The Sponsor and the other AMCI Insiders may be incentivized to complete the Business Combination, or an alternative business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and the other AMCI Insiders would lose their entire investment. As a result, the Sponsor as well as the AMCI Board or AMCI’s officers may have a conflict of interest in determining whether LanzaTech is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. The AMCI Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to the public stockholders that they approve the Business Combination.

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Each of our officers and directors has fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. The Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Company and such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue, and to the extent the director or officer is permitted to refer that opportunity to the Company without violating any legal obligation.

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The AMCI Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if AMCI fails to complete a business combination by August 6, 2023. The Sponsor purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000, or $0.005 per share. In March 2021, the Sponsor transferred all of the founder shares held by it to the AMCI Insiders. Upon the Closing, such founder shares will convert into 3,750,000 shares of New LanzaTech Common Stock (assuming no founder shares are forfeited by the AMCI Insiders at Closing pursuant to the Sponsor Support Agreement), and such shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would have an aggregate market value of approximately $37.2 million based upon the closing price of $9.92 per public share on Nasdaq on December 21, 2022, but, given the restrictions on such shares, we believe such shares have less value. Nevertheless, as a result of the nominal price of $0.005 per share paid by the AMCI Insiders for their founder shares as compared to the recent market price of the Class A common stock as described above, the AMCI Insiders and their affiliates are likely to earn a positive rate of return on their investments in the founder shares even if other holders of Class A common stock experience a negative rate of return on their investments in the Class A common stock. The founder shares would become worthless if we do not complete an initial business combination within the applicable time period, set forth in the Current Charter, as the AMCI Insiders have waived any right to redemption with respect to these shares for no consideration.

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Simultaneously with the closing of the IPO, AMCI completed a private sale of an aggregate of 3,500,000 private placement warrants to the Sponsor at a purchase price of $1.00 per warrant, generating gross proceeds to the Company of $3,500,000. The private placement warrants are identical to the public warrants except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by AMCI or, after the Closing, New LanzaTech, (ii) may not (including the Class A common stock issuable upon exercise of such private placement warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of AMCI’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. The warrants held by the Sponsor had an aggregate market value of approximately $0.77 million based upon the closing price of $0.22 per warrant on Nasdaq on December 21, 2022.

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Nimesh Patel, our Chief Executive Officer and a member of the AMCI Board, will continue to serve as a director of New LanzaTech after the Closing. As such, in the future he may receive cash fees, stock options or stock awards that the New LanzaTech Board determines to pay to its directors and/or officers.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act.

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On March 28, 2022, we entered into a promissory note with the Sponsor, pursuant to which we may borrow up to $1,500,000 for working capital expenses. In connection with the Closing, the Sponsor is entitled to the repayment of any such working capital loans and advances that remain outstanding. Up to $1,500,000 of such loans may be converted by the Sponsor into up to an additional 1,500,000 private placement warrants, at a price of $1.00 per warrant, which issuance could have a dilutive effect on the interests of holders of shares of New LanzaTech Common Stock to the extent such warrants are exercised. We may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. As of the date of this filing, there were no borrowings under the promissory note.

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Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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Upon the Closing, subject to the terms and conditions of the Merger Agreement, the Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by AMCI from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Such reimbursement may not be paid if the Closing does not occur. As of the date of this filing, there were reimbursable out-of-pocket expenses of approximately $596,400 owed and no loans outstanding. If the Closing does not occur, any such reimbursable expenses or loans may not be repaid.

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Each of our independent directors owns 50,000 founder shares, for which they paid a total of $250, or $0.005 per share, which is the same per share price that the Sponsor initially paid for the founder shares. As such, our independent directors may have an interest in consummating a business combination that does not align with the interests of the AMCI Stockholders. None of our independent directors are members of the Sponsor.

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As part of the Private Placement, AMCI Group, LLC Series 35, an entity in which Hans Mende, a director of AMCI, holds voting and investment control, subscribed for 1,700,000 shares of Class A common stock for an aggregate purchase price of $17,000,000. AMCI Group, LLC Series 35 is a member of the Sponsor and a beneficial owner of more than 5% of AMCI’s currently outstanding securities.

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The Sponsor and the AMCI Insiders have entered into the Sponsor Support Agreement pursuant to which the Sponsor and the AMCI Insiders have already agreed to vote their shares in favor of the Business Combination.

These financial and other interests of the Sponsor, officers and directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of the AMCI Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders. The AMCI Board was advised of and considered each of these interests, together with the factors described in the section entitled “The Business Combination Proposal — AMCI Board Reasons for the Approval of the Business Combination”, during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the AMCI Board, the Merger Agreement and related transactions, including the Business Combination and the Private Placement, as a whole and, on balance, concluded that they supported a favorable determination that the Merger Agreement and the Business Combination are fair to and in the best interests of AMCI and its stockholders. In view of the wide variety of factors considered by the AMCI Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the AMCI Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the AMCI Board based its evaluation, negotiation and recommendation of the Business Combination on the totality of the information presented to and considered by it. The AMCI Board evaluated the factors described above with the assistance of AMCI’s outside advisors. In considering the factors described above and any other factors, individual members of the AMCI Board may have viewed factors differently or given different weights to other or different factors.
After careful consideration, the AMCI Board unanimously (i) declared the advisability of the Business Combination, the Private Placement and the other transactions contemplated by the Merger Agreement, (ii) determined that the Business Combination, the Private Placement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the AMCI Stockholders, and (iii) resolved to recommend that the AMCI Stockholders approve the Business Combination and the other proposals set forth in this proxy statement/prospectus.

Evercore was to be compensated in part on a deferred basis for already-rendered services in connection with AMCI’s IPO and for advisory services provided to AMCI in connection with the Business Combination, Barclays, LanzaTech’s M&A financial and capital markets advisor, was to be compensated for advisory services provided to LanzaTech in connection with the Business Combination, and all of the Advisors, as co-placement agents in the Private Placement, were to be compensated for placement agent services yet to be provided to AMCI in connection with the Business Combination. However, each of the Advisors gratuitously and without any consideration from AMCI and LanzaTech waived such compensation and disclaimed any responsibility for this proxy statement/prospectus.
On May 6, 2022 and May 20, 2022, AMCI received notice and a formal letter, respectively, from Goldman Sachs advising, among other things, that it has resigned from its roles as co-placement agent in the Private Placement and as co-capital markets advisor to AMCI, waived its right to receive its $5 million fee and reimbursement of any expenses to be earned in connection with such roles and disclaimed any responsibility for any part of this proxy statement/prospectus. On September 27, 2022 and September 29, 2022, AMCI received notice and a formal letter, respectively, from Evercore advising, among other things, that it has (i) resigned from and has ceased or refused to act in, its roles as co-placement agent, co-capital markets advisor and exclusive financial advisor to AMCI and as underwriter in AMCI’s IPO and every capacity and relationship in which it is described in this proxy statement/prospectus pursuant to Section 11(b)(1) of the Securities Act, (ii) waived its right to receive an aggregate of $13.05 million in fees, all of which were contingent upon and payable upon the closing of the Business Combination, consisting of $500,000 for its role as co-placement agent, $7.5 million for its role as exclusive financial advisor and $5.05 million of deferred underwriting fees accrued from its participation in AMCI’s IPO, as well as any expense reimbursements owed to it under those arrangements, and (iii) disclaimed any responsibility for any portion of this proxy statement/prospectus. Neither Goldman Sachs nor Evercore were owed a separate fee for their roles as co-capital markets advisors to AMCI. On September 30, 2022, AMCI and LanzaTech received notice and a formal letter from Barclays advising, among other things, that it has resigned from its roles as co-placement agent in the Private Placement and M&A financial advisor and capital markets advisor to LanzaTech and every capacity and relationship in which it is described in this proxy statement/prospectus and that is has waived its right to receive all such fees and expense reimbursements owed to it pursuant to such roles, including a $500,000 fee as co-placement agent in the Private Placement and, assuming no redemptions, an aggregate sell-side advisory fee of approximately $12.39 million, and disclaimed any responsibility for any part of this proxy statement/prospectus. As a result of this resignation and the associated waiver of fees, the transaction fees payable by AMCI and LanzaTech at the consummation of the Business Combination will be reduced by an aggregate of $31.89 million. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information and the estimated transaction fees and expenses required to be paid in connection with the Business Combination.
Prior to its resignation, Barclays assisted LanzaTech’s management and board by providing general financial and capital advisory services, assisting in comparable and market analysis, and providing market commentary. The Advisors did not prepare or assist in the preparation of the projections LanzaTech discussed with AMCI on September 13, 2021, the January 2022 Projections or the September 2022 Projections. In their roles as co-placement agents in the Private Placement, the Advisors assisted AMCI management in selecting the companies to include in the Selected Public Company Analysis as described in the section entitled “AMCI Board Reasons for the Approval of the Business Combination — Financial Analysis”, as well as in identifying potential PIPE Investors and assisting AMCI in preparing the PIPE presentation that was provided to such potential PIPE Investors. In addition, in its role as financial advisor to AMCI, Evercore assisted AMCI management with organizing and providing industry and market data and other relevant third-party market information as well as a financial and valuation benchmarking analysis, which included a sensitivity analysis based on key drivers to LanzaTech’s business and a sum-of-the-parts analysis regarding LanzaTech’s equity investment in LanzaJet. None of the Advisors were responsible for the preparation of any materials reviewed by AMCI’s board of directors or management. See “The Business Combination Proposal — Background of the Business Combination” for further information regarding the assistance provided by the Advisors to AMCI and LanzaTech. Nevertheless, had the Advisors not resigned from their roles as co-placement agents in the Private Placement, they would have remained responsible for continued outreach to various potential PIPE Investors to help reach the Minimum Closing Cash Condition that is required to consummate the Business Combination. Other than such services, the services provided by the Advisors prior to their resignations were substantially complete at the time of their resignation and they were not expected to play any material role at the Closing. AMCI and LanzaTech do not expect that the resignation of the Advisors will affect the timing or completion of the Business Combination. Instead, the resignations will reduce the aggregate transaction fees required to be paid at Closing, which will decrease the cash needed to be raised by AMCI to meet the Minimum Closing Cash Condition. The Advisors’ resignation did not impact the AMCI Board’s analysis of or continued support of the Business Combination.
The Advisors did not communicate to AMCI or LanzaTech the reasons leading to their respective resignations or the waiver of their fees after doing substantially all of the work to earn certain of their fees. AMCI and LanzaTech did not seek out the reasons for the Advisors’ respective resignations and forfeiture of fees and the Advisors did not discuss the reasons for their resignations and forfeiture of fees with AMCI or LanzaTech. There is no dispute among any of the parties with respect to the services provided or the resignation of the Advisors. Further, none of the Advisors or any of their affiliates have informed AMCI or LanzaTech or, to the knowledge of AMCI or LanzaTech, the PIPE Investors, that it is in disagreement with the information previously provided to AMCI or LanzaTech (upon which each of AMCI’s and LanzaTech’s management, as the case may be, conducted its own independent analysis and made its own conclusions). Accordingly, AMCI and LanzaTech have no reason to believe that the resignation of the Advisors signifies that the information provided by the Advisors to AMCI or LanzaTech, as the case may be, is no longer reliable, and each of AMCI’s and LanzaTech’s management, as the case may be, independent analysis and conclusions in relation to such information have also not changed as a result of the Advisors’ resignations.
In addition, as with all other members of the transaction working group, the Advisors received drafts of this proxy statement/prospectus prepared by AMCI and LanzaTech and provided limited comments in the ordinary course. Counsel for the Advisors provided such comments at varying times during the course of the preparation of this proxy statement/prospectus. Counsel to the Advisors provided comments before and after the first filing of the registration statement of which this proxy statement/prospectus forms a part, clarifying the circumstances of Goldman Sachs’s resignation and its disassociation with the disclosure herein as a result of its decision to withdraw from participating in the transaction. The focus of other comments was on the proxy statement/prospectus generally and not on any specific disclosure regarding the circumstances surrounding the resignations of the Advisors. Throughout the course of the drafting of the proxy statement/prospectus, counsel to the Advisors has been involved and provided comments where applicable, and neither AMCI nor LanzaTech has reason to believe that the Advisors disagree with the contents of this proxy statement/prospectus or the registration statement of which it forms a part. The resignation of the Advisors with respect to their engagements implies that they are not responsible for any part of this proxy statement/prospectus. See “— The resignation of Barclays, M&A financial and capital markets advisor to LanzaTech and co-placement agent for the Private Placement, Evercore, underwriter to AMCI in its IPO, its financial advisor and co-capital markets advisor in connection with the Business Combination and co-placement agent for the Private Placement, and Goldman Sachs, co-capital markets advisor to AMCI in connection with the Business Combination and co-placement agent for the Private Placement, may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction.”
AMCI and LanzaTech continue to have customary obligations with respect to use of information and indemnification under their engagement letters with each of Barclays, Evercore and Goldman Sachs, as applicable, and the Underwriting Agreement with Evercore. In particular, as is customary, certain provisions of the placement agent engagement letter will survive the resignations of the Advisors with respect to the Private Placement. These provisions include the relevant clauses of the Advisors’ standard terms and conditions contained in the private placement engagement letter, including AMCI’s obligation to indemnify and hold the Advisors and any of their respective affiliates, or any of the members, partners, officers, directors, advisors, representatives, employees, agents, or controlling persons of the Advisors or any of their respective affiliates, harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either (i) its engagement as co-placement agent in the Private Placement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the written information that is given to a PIPE Investor, or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made not misleading, or (iii) any untrue statement or alleged untrue statement of a material fact contained in any registration statement or proxy statement on Form S-1 or Form S-4 filed with the SEC in connection with the

Private Placement or the Business Combination, including this proxy statement/prospectus, or any omission or alleged omission to state in any such document a material fact necessary in order to make the statements therein not misleading, except, solely in the case of clause (i), to the extent that any such loss, claim, damage or liability resulted primarily from the, willful misconduct, gross negligence or bad faith of such indemnified person in performing its services, as found by a court of competent jurisdiction in a final, non-appealable judgment. In addition, AMCI is obligated to reimburse each such indemnified party for its reasonable and documented legal and other expenses (including the cost of any investigation and preparation) incurred by them in connection with any such loss, claim, damage or liability, except that if any such loss, claim, damage or liability of such indemnified person is finally judicially determined to have resulted from the willful misconduct, gross negligence or bad faith of such indemnified person, then such indemnified person must repay such portion of the reimbursed amounts that were attributable to expenses incurred in relation to the act or omission of such indemnified person that is the subject of such finding.
In addition, as is customary, certain provisions of the financial advisor engagement letter will survive the resignation of Evercore as exclusive financial advisor to AMCI. These provisions include the relevant clauses of Evercore’s standard terms and conditions contained in the financial advisor engagement letter, including certain confidentiality provisions and AMCI’s obligation to indemnify and hold Evercore and any of its affiliates, or any members, partners, officers, directors, advisors, representatives, employees, agents, or controlling persons, if any, of Evercore or any such affiliate harmless from and against any and all losses, claims, damages, liabilities or expenses related to, arising out of or in connection with Evercore’s engagement as financial advisor to AMCI or Evercore’s performance of any service in connection therewith, except to the extent that any such loss, claim, damage, liability or expense is found by a court of competent jurisdiction in a final, non-appealable judgment to have resulted from Evercore’s gross negligence, bad faith or willful misconduct. In addition, AMCI is obligated to reimburse each such indemnified party for its reasonable and documented legal and other expenses (including the cost of any investigation and preparation) incurred by them in connection with any such loss, claim, damage or liability. In addition, AMCI is obligated to reimburse Evercore for its reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) as and when incurred.
Further, as is customary, certain provisions of the Underwriting Agreement will survive Evercore’s termination of such agreement. These provisions include the relevant clauses of the underwriters’ standard terms and conditions, including AMCI’s obligation to (i) indemnify and hold harmless each of Evercore, its affiliates, directors, officers, employees and agents, and each person, if any, who controls Evercore or any affiliate within the meaning of the Securities Act or the Exchange Act, against any and all loss, claim, damage, liability or expense, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement on Form S-1 (or any amendment thereto, as defined therein) filed in connection with AMCI’s IPO, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, the Time of Sale Prospectus, any Marketing Material, any Section 5(d) Written Communication or the Prospectus (or any amendment or supplement to the foregoing, each as defined in the Underwriting Agreement), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) reimburse each such indemnified party, as incurred, for any legal or other expenses incurred by them in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that AMCI will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to AMCI by or on behalf of Evercore specifically for inclusion therein.
Further, the Underwriting Agreement described above and the respective engagement letters between AMCI and Barclays, Evercore and Goldman Sachs, as applicable, contain a contribution provision in the event the indemnification obligations described above (or such similar indemnity obligations) are unavailable or otherwise prohibited by law. The contribution obligations of the Advisors under the placement agent engagement letter and other advisory engagement letters are limited to their relative economic interests of such advisors under those agreements, which relates to the amount of compensation paid to such Advisors in such roles. Since the Advisors resigned before receiving payment for their services for their respective roles, the Advisors have no contribution liability. In addition, the contribution obligations of Evercore under the Underwriting Agreement are limited to the total underwriting discounts and commissions paid, in the aggregate, by AMCI to Evercore upon the consummation of AMCI’s IPO, and Evercore otherwise has no further contribution liability under the Underwriting Agreement because it waived its rights to any deferred underwriting commissions in connection with its resignation. Therefore, as a result of the Advisors’ resignations, and in contrast to other transactions where the underwriters and financial advisors did not resign and waive rights to fees or deferred underwriting commissions, as the case may be, the potential financial liability of AMCI and LanzaTech with respect to an indemnified loss where such indemnification is otherwise unavailable to the indemnified party may be higher under the respective agreements than it would have been had such underwriters and financial advisors not resigned and waived their rights to any fees or deferred underwriting commissions.
On February 19, 2021, LanzaTech and Barclays entered into an engagement letter pursuant to which Barclays served as M&A financial advisor and capital markets advisor to LanzaTech. Under the engagement letter, Barclays was entitled to an advisory fee for its M&A and capital markets advisory services, to be paid in cash at the closing of a business combination between LanzaTech and a special purpose acquisition company. LanzaTech also agreed to reimburse Barclays for its reasonable and documented out-of-pocket expense incurred in connection with its engagement, regardless of whether a business combination or private placement were to be consummated. The engagement letter terminated according to its terms on December 31, 2021. On September 30, 2022, LanzaTech received notice and a formal letter from Barclays advising that it waived its right to receive any advisory fees and expense reimbursements in connection with its service as M&A financial advisor and capital markets advisor to LanzaTech pursuant to the engagement letter.
The resignation of Barclays, M&A financial and capital markets advisor to LanzaTech and co-placement agent for the Private Placement, Evercore, underwriter to AMCI in its IPO, its financial advisor and co-capital markets advisor in connection with the Business Combination and co-placement agent for the Private Placement, and Goldman Sachs, co-capital markets advisor to AMCI in connection with the Business Combination and co-placement agent for the Private Placement, may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction.
The Advisors did not prepare or provide any of the disclosure in this proxy statement/prospectus or any other materials or work product, but, prior to its resignation, Barclays assisted LanzaTech’s management and board by providing general financial and capital advisory services, assisting in comparable and market analysis, and providing market commentary. The Advisors did not prepare or assist in the preparation of the projections LanzaTech discussed with AMCI on September 13, 2021, the January 2022 Projections or the September 2022 Projections. In their roles as co-placement agents in the Private Placement, the Advisors assisted AMCI management in selecting the companies to include in the Selected Public Company Analysis as described in the section entitled “AMCI Board Reasons for the Approval of the Business Combination —
Financial Analysis”, as well as in identifying potential PIPE Investors and assisting AMCI in preparing the PIPE presentation that was provided to such potential PIPE Investors. In addition, in its role as financial Advisor to AMCI, Evercore assisted AMCI management with organizing and providing industry and market data and other relevant third-party market information as well as a financial and valuation benchmarking analysis, which included a sensitivity analysis based on key drivers to LanzaTech’s business and a sum-of-the-parts analysis regarding LanzaTech’s equity investment in LanzaJet. None of the Advisors were responsible for the preparation of any materials reviewed by AMCI’s board of directors or management. See “The Business Combination Proposal — Background of the Business Combination” for further information regarding the assistance provided by the Advisors to AMCI and LanzaTech. Nevertheless, had the Advisors not resigned from their roles as co-placement agents in the Private Placement, they would have remained responsible for continued outreach to various potential PIPE Investors to help unless waived, reach the Minimum Closing Cash Condition that is required to consummate the Business Combination. Other than such services, the services provided by the Advisors prior to their resignations were substantially complete at the time of their resignation and they were not expected to play any material role at the Closing. AMCI and LanzaTech do not expect that the resignation of the Advisors will affect the timing or completion of the Business Combination. Instead, the resignations will reduce the aggregate transaction fees required to be paid at Closing, which will decrease the cash needed to be raised by AMCI to meet the Minimum Closing Cash Condition. The Advisors’ resignation did not impact the AMCI Board’s analysis of or continued support of the Business Combination.
The Advisors did not communicate to AMCI or LanzaTech the reasons leading to their respective resignations or the waiver of their fees after doing substantially all of the work to earn certain of their fees. AMCI and LanzaTech did not seek out the reasons for the Advisors’ respective resignations and forfeiture of fees and the Advisors did not discuss the reasons for their resignations and forfeiture of fees with AMCI or LanzaTech. There is no dispute among any of the parties with respect to the services provided or the resignation of the Advisors. Further, none of the Advisors or any of their affiliates have informed AMCI or LanzaTech or, to the knowledge of AMCI or LanzaTech, the PIPE Investors, that it is in disagreement with the information previously provided to AMCI or LanzaTech (upon which each of AMCI’s and LanzaTech’s management, as the case may be, conducted its own independent analysis and made its own conclusions). Accordingly, AMCI and LanzaTech have no reason to believe that the resignation of the Advisors signifies that the information provided by the Advisors to AMCI or LanzaTech, as the case may be, is no longer reliable, and each of AMCI’s and LanzaTech’s management, as the case may be, independent analysis and conclusions in relation to such information have also not changed as a result of the Advisors’ resignations.
In addition, as with all other members of the transaction working group, the Advisors received drafts of this proxy statement/prospectus prepared by AMCI and LanzaTech and provided limited comments in the ordinary course. Counsel for the Advisors provided such comments at varying times during the course of the preparation of this proxy statement/prospectus. Counsel to the Advisors provided comments before and after the first filing of the registration statement of which this proxy statement/prospectus forms a part, clarifying the circumstances of Goldman Sachs’s resignation and its disassociation with the disclosure herein as a result of its decision to withdraw from participating in the transaction. The focus of other comments was on the proxy statement/prospectus generally and not on any specific disclosure regarding the circumstances surrounding the resignations of the Advisors. Throughout the course of the drafting of the proxy statement/prospectus, counsel to the Advisors has been involved and provided comments where applicable, and neither AMCI nor LanzaTech has reason to believe that the Advisors disagree with the contents of this proxy statement/prospectus or the registration statement of which it forms a part. The resignation of the Advisors with respect to their engagements implies that they are not responsible for any part of this proxy statement/prospectus.
The resignation of the Advisors and the waiver of fees for services that have already been rendered is unusual. AMCI stockholders should be aware that the resignation may indicate that the Advisors do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and AMCI stockholders should not place any reliance on the participation of the Advisors prior to such resignation in the transactions contemplated by this proxy statement/prospectus. As a result, AMCI stockholders may be more likely to elect to redeem their shares, which may have the effect of reducing the proceeds available to New LanzaTech to achieve its business plan. Certain of the Advisors’ services were substantially complete at the time of their resignation, (and in the case of the underwriting services provided by Evercore pursuant to the Underwriting Agreement, at the time of AMCI’s IPO) and AMCI and LanzaTech do not expect that such resignation will affect the timing or completion of the Business Combination.
AMCI stockholders may believe that when financial institutions, such as the Advisors, are named in the proxy statement/prospectus, the involvements of such institutions typically presumes a level of due diligence and independent analysis on the part of such financial institution and that the naming of such financial institutions generally means that a financial institution has done a level of due diligence ordinarily associated with a professional engagement. The resignation of the Advisors with respect to their engagements implies that they are not responsible for any part of this proxy statement/prospectus. While the Advisors did not otherwise provide detail as to their resignation, such resignation may be an indication that they do not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction. However, neither AMCI nor LanzaTech will speculate about the reasons why the Advisors withdrew from their roles as financial and capital markets advisors, placement agent and underwriter, as the case may be, in connection with the Business Combination and forfeited their fees after doing substantially all the work to earn their fees (other than their service as co-placement agents in the Private Placement, as described above). Accordingly, AMCI stockholders should not place any reliance on the fact that the Advisors had been previously involved in this transaction.
The Current Charter limits the application of the corporate opportunity doctrine under certain circumstances which may prevent certain business combination targets from being presented to and considered by AMCI.
Each of AMCI’s officers and directors presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in favor of AMCI and a potential target business may be presented to another entity prior to its presentation to AMCI. The Current Charter provides that AMCI renounce its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of AMCI and such opportunity is one that AMCI is legally and contractually permitted to undertake and would otherwise be reasonable for AMCI to pursue, and to the extent the director or officer is permitted to refer that opportunity to AMCI without violating any legal obligation.
With such limitation, there could be business combination targets that may be suitable or worth consideration for a combination with AMCI but not offered due to an AMCI director’s or officer’s duties to another entity. AMCI is not aware of any such conflict or opportunity being presented to any director or officer of AMCI nor does it believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.
The AMCI Insiders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.
The AMCI Insiders have agreed to vote their shares in favor of the Business Combination. The AMCI Insiders own approximately 20% of our outstanding shares prior to the Business Combination. Even if our public stockholders vote against the Business Combination, because the Sponsor agreed to vote its shares in favor of the Business Combination, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if the Sponsor and the other AMCI Insiders had agreed to vote its shares in accordance with the majority of the votes cast by our public stockholders.
The Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares or public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.
The Sponsor, directors, executive officers, advisors or their affiliates may purchase public shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.
In the event that the Sponsor, directors, executive officers, advisors or their affiliates purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their public shares. The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the Merger Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The public warrants are identical to the private placement warrants in material terms and provisions, except in certain circumstances, and are materially different from the LanzaTech warrants.
The public warrants are identical to the private placement warrants in material terms and provisions, except that the private placement warrants will not be transferable, assignable or salable until 30 days after the Closing (except in limited circumstances) and will not be redeemable by AMCI so long as they are held by the Sponsor or its permitted transferees. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, they will be redeemable by AMCI and exercisable by the holders on the same basis as the public warrants. The Sponsor agreed not to transfer, assign or sell any of the private placement warrants until 30 days after the Closing.
Following the Closing, New LanzaTech may redeem the public warrants prior to their exercise at a time that is disadvantageous to holders of public warrants. New LanzaTech will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per public warrant, provided that the closing price of New LanzaTech Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30 trading day period commencing once the public warrants become exercisable and ending three days before New LanzaTech sends the notice of redemption to public warrant holders. If and when the public warrants become redeemable by New LanzaTech, New LanzaTech may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, New LanzaTech may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding public warrants could force holders of the public warrants (i) to exercise their public warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their public warrants at the then-current market price when they might otherwise wish to hold their public warrants or (iii) to accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of their public warrants. As noted above, none of the private placement warrants will be redeemable by New LanzaTech so long as they are held by the Sponsor or its permitted transferees.
The terms of the LanzaTech warrants are materially different from those of the public warrants. There are currently the following LanzaTech warrants that are immediately exercisable: (i) warrants for 112,325 LanzaTech Series C preferred shares with an exercise price of $14.6895 per share (which at the option of it holder can also be exercised in exchange for LanzaTech Series D preferred shares with an exercise price of $19.9294), which will expire on March 1, 2023; and (ii) warrants for 112,898 Series D preferred shares with an exercise price of $19.9294 per share (which at the option of their respective holders can also be exercised in exchange for LanzaTech Series E-1 preferred shares with an exercise price of $22.859), which will expire on December 31, 2027. Pursuant to the Merger Agreement, at the Effective Time, the foregoing LanzaTech warrants, to the extent outstanding and unexercised prior to the Effective Time, will be converted into a New LanzaTech warrant, in which case (i) the number of shares underlying such New LanzaTech warrant will be determined by multiplying the number of shares of LanzaTech capital stock subject to such warrant immediately prior to the Effective Time by the Exchange Ratio and (ii) the per share exercise price of such New LanzaTech warrant will be determined by dividing the per share exercise price of such LanzaTech warrant immediately prior to the Effective Time by the Exchange Ratio.
There is another LanzaTech warrant issued to the holder of the AM SAFE Note, initially exercisable for LanzaTech shares, but which would only become exercisable upon certain events, including consummation of the Business Combination. At such time, that warrant will entitle its holder to purchase up to 300,000 shares of New LanzaTech Common Stock at an exercise price equal to the price per share paid by the PIPE Investors in the Private Placement (i.e., $10.00), and will expire on the fifth anniversary of the consummation of the Business Combination.
None of the LanzaTech warrants are redeemable or freely transferable. For additional information on the LanzaTech warrants, see the section entitled “LanzaTech Warrants — Description of New LanzaTech Securities after the Business Combination.”

AMCI’s Warrants, the AM SAFE Warrant, the VLL Warrants and the Brookfield SAFE will become exercisable for shares of New LanzaTech Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Following the Business Combination, there will be 7,500,000 outstanding public warrants to purchase 7,500,000 shares of New LanzaTech Common Stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing 30 days following the Closing and terminating five years from the Closing. In addition, there will be 3,500,000 private placement warrants outstanding exercisable for 3,500,000 shares of New LanzaTech Common Stock at an exercise price of $11.50 per share. In addition, following the Business Combination, the AM SAFE Warrant and the VLL Warrants will be exercisable for, and the Brookfield SAFE will be convertible into, shares of New LanzaTech Common Stock as set forth therein. To the extent such warrants are exercised or the Brookfield SAFE is converted, additional shares of New LanzaTech Common Stock will be issued, which will result in dilution to the holders of shares of New LanzaTech Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New LanzaTech Common Stock, the impact of which is increased as the value of our stock price increases.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
New LanzaTech will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of a share of New LanzaTech Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. Upon 30 days prior written notice New LanzaTech will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant, provided that the closing price of a share of New LanzaTech Common Stock equals or exceeds $10.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the warrants become redeemable by New LanzaTech, New LanzaTech may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.
In addition, New LanzaTech may redeem your warrants after they become exercisable for a number of shares of New LanzaTech Common Stock determined based on the redemption date and the fair market value of a share of New LanzaTech Common Stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our common stock had your warrants remained outstanding.
Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for the outstanding warrants will be $11.50 per share of New LanzaTech Common Stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.
You may only be able to exercise your public warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer shares of New LanzaTech Common Stock from such exercise than if you were to exercise such warrants for cash.
The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the shares of common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the shares of common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the public warrants for redemption. If you exercise your public warrants on a cashless basis, you would pay the warrant exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” of our shares of common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average closing price of the shares of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of New LanzaTech Common Stock from such exercise than if you were to exercise such warrants for cash.
Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.
Our warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants will be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits against New LanzaTech and New LanzaTech’s directors, officers, or other employees and may result in increased litigation costs for our stockholders. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
We have no obligation to net cash settle the public warrants.
In no event will New LanzaTech have any obligation to net cash settle the public warrants. Furthermore, if we are unable to complete the Business Combination and liquidate the funds held in the Trust Account, holders of public warrants will not receive any of such funds with respect to their public warrants, nor will they receive any distribution from our assets held outside of the Trust Account with respect to such public warrants. Accordingly, the public warrants may expire worthless.

We have not registered the shares of common stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise public warrants, thus precluding such investor from being able to exercise our public warrants except on a cashless basis and potentially causing such public warrants to expire worthless.
We have not registered the shares of common stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the public warrants, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the public warrants are not registered under the Securities Act, we will be required to permit holders to exercise their public warrants on a cashless basis. However, no public warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if our common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we elect to do so, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any public warrant, or issue securities or other compensation in exchange for the public warrants in the event that we are unable to register or qualify the shares underlying the public warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the public warrants is not so registered or qualified or exempt from registration or qualification, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In such event, holders who acquired their public warrants as part of a purchase of public units will have paid the full unit purchase price solely for the shares of common stock included in the public units. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in the IPO. However, there may be instances in which holders of our public warrants may be unable to exercise such public warrants but holders of our private warrants may be able to exercise such private warrants.
We may amend the terms of the public warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding public warrants. As a result, the exercise price of a holder’s public warrants could be increased, the exercise period could be shortened and the number of shares of our common stock purchasable upon exercise of a public warrant could be decreased, all without the approval of that warrant holder.
Our public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the public warrants, convert the public warrants into cash or stock, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a public warrant.
We and LanzaTech have identified material weaknesses in our internal control over financial reporting. While some of AMCI’s material weaknesses have been remediated, they could continue to adversely affect New LanzaTech’s ability to report its results of operations and financial condition accurately and in a timely manner.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
We had previously identified a material weakness in our internal control over financial reporting related to the accounting for certain complex financial instruments issued by the Company that were not effectively designed or maintained. This material weakness resulted in the restatement of the Company’s balance sheet as of August 6, 2021. Additionally, this material weakness could have resulted in a misstatement of complex financial instruments and related accounts and disclosures that would result in an additional material misstatement of the Company’s financial statements that would not be prevented or detected on a timely basis. As of September 30, 2022, this material weakness was remediated.
Additionally, we have identified a quantitative and qualitative material weakness in our internal control over financial reporting related to the accounting of certain fees of Evercore related to advisory and placement agent services, which Evercore waived in connection with its resignation. Pursuant to an advisory agreement and a placement agency agreement that we entered into with Evercore, we agreed to pay Evercore an aggregate fee of approximately $8.0 million in connection with our initial business combination that was wholly contingent on the closing of our initial business combination. For further discussion of these arrangements, see “The Business Combination Proposal — Background of the Business Combination.” On or about October 11, 2022, we determined that disclosure regarding such arrangements and aggregate fees of $8.0 million, which were reasonably estimable and reasonably possible, had been omitted from the footnotes contained in the previously-issued financial statements. Our management has evaluated the impact of the error on our internal control over financial reporting, and although the error had no impact to our condensed consolidated balance sheets, statements of cash flows or operations because such amount was never probable in accordance with the guidance set forth in ASC 450-20, the omission of such contingent payment from the footnotes to our financial statements was significant and therefore was determined to be a material error. Based on the above, management has concluded the nondisclosure represents a material weakness in the Company’s internal control over financial reporting.
It is possible that we may identify other material weaknesses in the future. Our management has expended, and will continue to expend, a substantial amount of effort and resources for the improvement of our internal control over financial reporting. While we have processes to properly identify and evaluate the appropriate accounting technical pronouncements and other literature for all significant or unusual transactions, we have expanded and will continue to improve these processes to ensure that the nuances of such transactions are effectively evaluated in the context of the increasingly complex accounting standards.
LanzaTech has also identified material weaknesses in its internal control over financial reporting. The material weaknesses relate to the segregation of duties over manual journal entries and account reconciliations due to finance team size limitations; the design of formal accounting policies to analyze, account for, and disclose complex transactions; and the design, implementation, and documentation of internal controls at the entity level and certain reporting processes. During 2022, LanzaTech restated its previously issued 2020 and 2021 financial statements. The restatement resulted from certain material weaknesses, as described above. For additional information on the restatement, see Note 2 — Summary of Significant Accounting Policies to LanzaTech’s 2020 and 2021 restated financial statements. LanzaTech has begun implementing and is continuing to implement measures designed to improve its internal control over financial reporting to remediate these material weaknesses, including hiring of additional accounting personnel. LanzaTech believes the measures described above should remediate the material weaknesses identified and strengthen its internal control over financial reporting. While LanzaTech continues the challenging and costly process to implement its plan to remediate the material weaknesses, it cannot predict the success of such plan or the outcome of its assessment of this plan until the remediation initiatives have been completed and have been operating effectively for a sufficient period of time. LanzaTech can give no assurance that these measures will remediate the deficiencies in internal control or that additional material weaknesses or significant deficiencies in its internal control over financial reporting will not be identified in the future. LanzaTech’s failure to implement and maintain effective internal control over financial reporting could result in material misstatements of its consolidated financial statements that may require LanzaTech or New LanzaTech to restate its financial statements or cause New LanzaTech to fail to meet its periodic reporting obligations. As a result, New LanzaTech could be subject to sanctions or investigations by the stock exchange on which its common stock is listed, the SEC or other regulatory authorities. Failure to timely file will cause New LanzaTech to be ineligible to utilize short form registration statements on Form S-3 or Form S-4, which may impair its ability to obtain capital in a timely fashion to execute its business strategies of issue shares to effect an acquisition. In either case, there could result a material adverse effect on New LanzaTech’s business. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect New LanzaTech’s reputation or investor perceptions of New LanzaTech, which could have a negative effect on the trading price of New LanzaTech’s common stock. In addition, New LanzaTech would incur additional costs to remediate material weaknesses in its internal control over financial reporting.
As a public company, New LanzaTech will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting for future annual reports on Form 10-K to be filed with the SEC. Failure to comply with the Sarbanes-Oxley Act could potentially subject New LanzaTech to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities, which would require additional financial and management resources. However, for as long as New LanzaTech is an emerging growth company under the Jumpstart Our Business Startups Act of 2012, its independent registered public accounting firm will not be required to attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. New LanzaTech could be an emerging growth company for up to five years from the last day of the fiscal year of our IPO.
We may face litigation and other risks as a result of the material weaknesses in our internal control over financial reporting.
As described elsewhere in this proxy statement/prospectus, we have identified a material weakness in our internal control over financial reporting related to the accounting for certain complex financial instruments issued by AMCI that were not effectively designed or maintained, which material weakness resulted in the restatement of AMCI’s balance sheet as of August 6, 2021, and a material weakness in our internal control over financial reporting related to the accounting of certain fees of Evercore.
As a result of such material weaknesses, the restatement, the change in accounting for the financial instruments, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date hereof, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete a business combination.
Our stockholders will experience immediate dilution as a consequence of the issuance of New LanzaTech Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that our current stockholders have on the management of New LanzaTech.
Our stockholders will experience immediate dilution as a consequence of the issuance of New LanzaTech Common Stock as consideration in the Business Combination. The table below presents possible sources of dilution and the extent of such dilution that non-redeeming public stockholders could experience in connection with the Closing across a range of redemption scenarios. In an effort to illustrate the extent of such dilution, the table below assumes (i) the exercise of all 7,500,000 public warrants and 3,750,000 private placement warrants, (ii) that a certain number of at-risk founder shares are forfeited by the AMCI Insiders pursuant to the Sponsor Support Agreement in the event that more than 50% of the issued and outstanding shares of Class A common stock immediately prior to the Effective Time are the subject of redemptions (that are not withdrawn) and that the remaining founder shares are converted into shares of New LanzaTech Common Stock on a one-for-one basis, (iii) the exchange ratio for converting each LanzaTech preferred share and/or LanzaTech common share into shares of New LanzaTech Common Stock is 4.35, (iv) the issuance of an aggregate of 164,167,259 shares of New LanzaTech Common Stock to the LanzaTech stockholders, (v) the issuance of an aggregate of 18,000,000 shares of Class A common stock in the Private Placement, (vi) the issuance of 1,279,553 shares of New LanzaTech Common Stock upon exercise of the LanzaTech warrants that will convert into warrants of New LanzaTech at the Closing in accordance with their terms, and (vii) the issuance of 16,553,188 shares of New LanzaTech Common Stock upon the exercise of the LanzaTech options that will convert into New LanzaTech options at the Closing in accordance with their terms, but does not assume the issuance of any new equity awards under the Incentive Plan. Having a minority share position may reduce the influence that our current stockholders have on the management of New LanzaTech after the Closing.
	Assuming No Redemptions		Assuming 20% Redemptions		Assuming 40% Redemptions		Assuming 60% Redemptions		Assuming Maximum Redemptions(1)
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Public shares	15,000,000	6.53%	12,000,000	5.29%	9,000,000	4.02%	6,000,000	2.72%	1,674,776	0.78%
Shares issued to LanzaTech Stockholders(2)	164,167,259	71.47%	164,167,259	72.41%	164,167,259	73.38%	164,167,259	74.45%	164,167,259	76.21%
Founder shares of AMCI Insiders(3)	3,750,000	1.63%	3,750,000	1.65%	3,750,000	1.68%	3,500,000	1.59%	2,779,130	1.29%
Shares issued to PIPE Investors(4)	18,000,000	7.83%	18,000,000	7.94%	18,000,000	8.04%	18,000,000	8.16%	18,000,000	8.35%
Shares underlying public warrants	7,500,000	3.26%	7,500,000	3.31%	7,500,000	3.35%	7,500,000	3.40%	7,500,000	3.48%
Shares underlying private placement warrants	3,500,000	1.52%	3,500,000	1.54%	3,500,000	1.56%	3,500,000	1.59%	3,500,000	1.62%
Shares underlying LanzaTech warrants	1,279,553	0.56%	1,279,553	0.56%	1,279,553	0.57%	1,279,553	0.58%	1,279,553	0.59%
Shares underlying LanzaTech options	16,553,188	7.20%	16,553,188	7.30%	16,553,188	7.40%	16,553,188	7.51%	16,553,188	7.68%
Shares outstanding	229,750,000	100.00%	226,750,000	100.00%	223,750,000	100.00%	220,500,000	100.00%	215,453,906	100.00%

(1)
Assumes that 13,325,224 shares of Class A common stock, which represents approximately 88.8% of AMCI’s currently outstanding Class A common stock, are redeemed. The maximum redemption scenario represents the maximum level of redemptions that would permit completion of the Business Combination, including satisfying the Minimum Closing Cash Condition, based on $150,969,468 held in trust as of September 30, 2022 and a redemption price of $10.06 per share, reduced by the required payment of transaction expenses. See “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)
Assumes (a) no election by Brookfield to convert any portion of the Brookfield SAFE into shares of New LanzaTech Common Stock at the Closing, (b) no election by ArcelorMittal to exercise any portion of the AM SAFE Warrant for shares of New LanzaTech Common Stock, and (c) no election by the holders of the VLL Warrants to exercise any portion of such warrants for shares of New LanzaTech Common Stock at the Closing.

(3)
Maximum redemption scenario reflects the forfeiture of an aggregate of 970,870 founder shares and the 60% redemptions scenario reflects the forfeiture of an aggregate of 250,000 founder shares, in each case, in accordance with the terms of the Sponsor Support Agreement. Does not reflect the sale of founder shares by the AMCI Insiders to the Anchor Investors in accordance with the terms of the Anchor Investor Letter Agreements.

(4)
Includes 1,700,000 shares of Class A common stock subscribed for by AMCI Group, LLC Series 35, an entity in which Hans Mende, a director of AMCI and an AMCI Insider, holds voting and investment control. AMCI Group, LLC Series 35 is a member of the Sponsor and a beneficial owner of more than 5% of AMCI’s currently outstanding securities.

As noted above, there are currently outstanding an aggregate of 11,000,000 warrants to acquire shares of Class A common stock, which comprise 3,500,000 private placement warrants and 7,500,000 public warrants. Each of our outstanding whole warrants is exercisable commencing 30 days following the Closing and terminating five years from the Closing for one share of New LanzaTech Common Stock and, following the Closing, will entitle the holder thereof to purchase one share of New LanzaTech Common Stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New LanzaTech Common Stock is issued as a result of such exercise, with payment to New LanzaTech of the exercise price of $11.50 per warrant for one whole share, our fully diluted share capital would increase by a total of 11,000,000 shares, with approximately $126.5 million paid to exercise the warrants.
Holders of AMCI’s warrants will not have redemption rights with respect to their warrants. This means that to the extent that AMCI’s public stockholders redeem their shares of Class A common stock in connection with the Business Combination, their warrants will remain issued and outstanding notwithstanding the redemption of their shares of Class A common stock. Based on the closing price of the public warrants on Nasdaq on December 21, 2022 of $0.22 per warrant, the warrants held by AMCI’s public stockholders were valued at approximately $0.77 million in the aggregate. If a substantial number of AMCI’s public stockholders exercise their redemption rights, stockholders would experience dilution to the extent such warrants are exercised and additional shares of New LanzaTech Common Stock are issued.
Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
Although AMCI has conducted due diligence on LanzaTech, AMCI cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of AMCI’s or LanzaTech’s control will not later arise. As a result, New LanzaTech may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New LanzaTech reports charges of this nature could contribute to negative market perceptions about New LanzaTech or its securities. In addition, charges of this nature may cause New LanzaTech to violate net worth or other covenants to which it may be subject. Accordingly, any AMCI Stockholder who chooses to remain a stockholder of New LanzaTech following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by AMCI’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.
If the Business Combination does not qualify as a tax-deferred reorganization under either Section 368(a) or Section 351 of the Code, holders of shares of LanzaTech capital stock may incur a substantially greater U.S. federal income tax liability as a result of the Business Combination.
The parties intend for the Merger contemplated by the Merger Agreement to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. If the Merger qualifies for such treatment, holders of shares of LanzaTech capital stock generally will not recognize gain or loss upon their exchange of shares of LanzaTech common stock (including those shares issued in connection with the LanzaTech Share Conversion or upon settlement of the LanzaTech Dividend Amount) for shares of New LanzaTech Common Stock. However, the obligations of LanzaTech, AMCI and Merger Sub to complete the Merger are not conditioned on the receipt of opinions from Covington & Burling LLP or White & Case LLP to the effect that the Merger qualifies for such treatment, and the Merger may occur even if it does not so qualify. Neither LanzaTech nor AMCI has requested, or intends to request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position to the contrary. Accordingly, if the IRS or a court determines that the Merger does not qualify as a reorganization under Section 368(a) of the Code, and also does not qualify for tax deferral under another provision of the Code such as Section 351 of the Code, and is therefore a fully taxable transaction for U.S. federal income tax purposes, holders of LanzaTech common stock generally would recognize taxable gain or loss on the total consideration they receive in connection with the Merger. For a more complete discussion of U.S. federal income tax consequences of the Business Combination, see the section entitled “U.S. Federal Income Tax Considerations.”
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of AMCI’s securities prior to the Closing may decline. The market values of AMCI’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which AMCI Stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Merger Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of AMCI’s Class A common stock, the market value of New LanzaTech Common Stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.
In addition, following the Business Combination, fluctuations in the price of New LanzaTech’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of LanzaTech and trading in the shares of AMCI’s Class A common stock has not been active. Accordingly, the valuation ascribed to New LanzaTech in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of New LanzaTech securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and New LanzaTech securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
Factors affecting the trading price of New LanzaTech’s securities may include:
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actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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changes in the market’s expectations about New LanzaTech’s operating results;

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the development of new plants;

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success of competitors;

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operating results failing to meet the expectations of securities analysts or investors in a particular period;

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entering into new agreements with partners;

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changes in financial estimates and recommendations by securities analysts concerning New LanzaTech or the industry in which New LanzaTech operates in general;

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operating and stock price performance of other companies that investors deem comparable to New LanzaTech;

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ability to market new and enhanced products and services on a timely basis;

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changes in laws and regulations affecting our business;

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commencement of, or involvement in, litigation involving New LanzaTech;

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changes in New LanzaTech’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of New LanzaTech Common Stock available for public sale;

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any major change in New LanzaTech’s board or management;

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sales of substantial amounts of New LanzaTech Common Stock by our or New LanzaTech’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New LanzaTech could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
AMCI has not obtained a third-party valuation or a fairness opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to AMCI from a financial point of view.
The AMCI Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. AMCI is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price it is paying is fair to AMCI from a financial point of view. In analyzing the Business Combination, the AMCI Board and AMCI’s management conducted due diligence on LanzaTech and researched the industry in which LanzaTech operates. The AMCI Board also considered the substantial experience of AMCI’s officers, directors and advisors in investing in and operating businesses within the heavy industrial complex as well as in evaluating the operating and financial merits of companies in the renewable energy and natural resources sectors. After considering these factors, the AMCI Board concluded that AMCI’s officers, directors and other advisors had substantial experience in evaluating the operating and financial merits of companies similar to LanzaTech and determined that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the terms of Business Combination, including the value ascribed to LanzaTech. Accordingly, AMCI’s stockholders will be relying solely on the judgment of the AMCI Board in determining the value of the Business Combination, and will not have assurance from an independent source that the terms of the Business Combination are fair to AMCI from a financial point of view. The lack of a third-party valuation or fairness opinion may also lead to an increased number of stockholders to vote against the Business Combination or demand the redemption of their public shares for cash, which could potentially impact AMCI’s ability to consummate the Business Combination. See the section entitled “The Business Combination Proposal — AMCI Board Reasons for the Approval of the Business Combination — Financial Analysis” for more information.
Changes in laws or regulations or how such laws or regulations are interpreted or applied, or a failure to comply with any laws or regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements, the Business Combination may be contingent on our ability to comply with certain laws and regulations and New LanzaTech is subject to additional laws and regulations. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. A failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination, and results of operations. In addition, those laws and regulations and their interpretation and application may change from time to time, including as a result of changes in economic, political, social and government policies, and those changes could have a material adverse effect on our business, including our ability to complete the Business Combination, and results of operations.
On March 30, 2022, the SEC issued proposed rules (the “SEC Proposed Rules”) that would, among other items, impose additional disclosure requirements in business combination transactions involving special purpose acquisition companies (or “SPACs”) (such as AMCI) and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings, as well as when projections are disclosed in connection with proposed business combination transactions; increase the potential liability of certain participants in proposed business combination transactions; and impact the extent to which special purpose acquisition companies could become subject to regulation under the Investment Company Act. The SEC Proposed Rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect our business, including our ability to complete the Business Combination and may increase the costs and time related thereto.
If AMCI were deemed an “investment company” under the Investment Company Act, it may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.
The SEC Proposed Rules relating to the Investment Company Act would provide a safe harbor (the “Proposed Safe Harbor Rule”) for SPACs from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The duration component of the Proposed Safe Harbor Rule would require a SPAC to file a Current Report on Form 8-K with the SEC announcing that it has entered into an agreement with the target company (or companies) to engage in an initial business combination no later than 18 months after the effective date of the SPAC’s registration statement for its initial public offering. The SPAC would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering. Although the Proposed Safe Harbor Rule has not yet been adopted and may not be adopted as proposed, we understand that the SEC has recently been taking informal positions regarding the Investment Company Act consistent with the SEC Proposed Rules.
If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including restrictions on the nature of our investments and restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination. In addition, we may have imposed upon us burdensome requirements, including:
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registration as an investment company with the SEC;

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adoption of a specific form of corporate structure; and

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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are currently not subject to.

Although we filed a Current Report on Form 8-K announcing the Business Combination within 18 months after the effective date of our IPO registration statement as required by the Proposed Safe Harbor Rule, if we are unable to complete the Business Combination within 24 months after the effective date of our IPO registration statement, or by August 3, 2023, we may be deemed to be an investment company for purposes of the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and could increase the costs and time needed to complete the Business Combination or impair our ability to complete the Business Combination. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate. If we are required to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants or rights following such a transaction (which includes the Business Combination), and our warrants would expire and become worthless.
If AMCI’s due diligence investigation of LanzaTech was inadequate, then AMCI’s stockholders following the consummation of the Business Combination could lose some or all of their investment.
Even though AMCI conducted a due diligence investigation of LanzaTech, it cannot be sure that this due diligence uncovered all material issues that may be present in LanzaTech and its business and operations, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of LanzaTech and its business and operations and outside of its control will not later arise.
Investors may not have the same benefits as an investor in an underwritten public offering.
New LanzaTech will become a publicly listed company upon the completion of the Business Combination. The Business Combination is not an underwritten initial public offering of New LanzaTech’s securities and differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:
Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions.
Because there is no independent third-party underwriter selling the shares of New LanzaTech Common Stock, you must rely on the information included in this proxy statement/prospectus. Although AMCI performed a due diligence review and investigation of LanzaTech in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in the New LanzaTech because it may not have uncovered facts that would be important to a potential investor. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. New LanzaTech investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of New LanzaTech’s business or material misstatements or omissions in this proxy statement/prospectus.
In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of New LanzaTech securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of New LanzaTech securities or helping to stabilize, maintain or affect the public price of New LanzaTech securities following the closing. Moreover, New LanzaTech will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the New LanzaTech securities that will be outstanding immediately following the Closing. In addition, since New LanzaTech will become public through a merger, securities analysts of major brokerage firms may not provide coverage of New LanzaTech since there is no incentive to brokerage firms to recommend the purchase of its common shares. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on New LanzaTech’s behalf. All of these differences from an underwritten public offering of New LanzaTech’s securities could result in a more volatile price for New LanzaTech’s securities.
In addition, the Sponsor, certain members of the AMCI Board and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of New LanzaTech’s securities following completion of the Business Combination, and that may not be present in an underwritten public offering of New LanzaTech’s securities. Such interests may have influenced the AMCI Board in making their recommendation that AMCI Stockholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.
Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if New LanzaTech became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.
Furthermore, AMCI stockholders should be aware that each of the Advisors have resigned from, and have ceased and refused to act in, every capacity and relationship with respect to each of AMCI and LanzaTech in which they were described in this proxy statement/prospectus or otherwise in connection with the Business Combination and have waived their fees and reimbursements associated with such relationships. In addition, Evercore has resigned as underwriter pursuant to Section 11(b)(1) of the Securities Act and waived its deferred underwriting fees and other advisory fees, and the Advisors have also disclaimed responsibility for any part of this proxy statement/prospectus. AMCI stockholders should be aware that the resignation of the Advisors may be an indication that they do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and AMCI stockholders should not place any reliance on the participation of the Advisors prior to such resignation in the transactions contemplated in this proxy statement/prospectus. See “— Evercore was to be compensated in part on a deferred basis for already-rendered services in connection with AMCI’s IPO and for advisory services provided to AMCI in connection with the Business Combination, Barclays, LanzaTech’s M&A financial and capital markets advisor, was to be compensated for advisory services provided to LanzaTech in connection with the Business Combination, and all of the Advisors, as co-placement agents in the Private Placement, were to be compensated for placement agent services yet to be provided to AMCI in connection with the Business Combination. However, each of the Advisors gratuitously and without any consideration from AMCI and LanzaTech waived such compensation and disclaimed any responsibility for this proxy statement/prospectus” and “— The resignation of Barclays, M&A financial and capital markets advisor to LanzaTech and co-placement agent for the Private Placement, Evercore, underwriter to AMCI in its IPO, its financial advisor and co-capital markets advisor in connection with the Business Combination and co-placement agent for the Private Placement, and Goldman Sachs, co-capital markets advisor to AMCI in connection with the Business Combination and co-placement agent for the Private Placement, may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction” for additional information.
Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Financial projections with respect to New LanzaTech may not prove to be reflective of actual future results.
In connection with the Business Combination, the AMCI Board considered, among other things, financial forecasts for the post-Business Combination company. These forecasts speak only as of the date made. On September 7, 2022, LanzaTech updated its projections to reflect management’s latest views on its project pipeline and the timing and probability of specific projects advancing through its pipeline, contract structures with some of its CarbonSmart customers that differed from its forecast resulting in revenue recognition changes, modifications to the accounting treatment of LanzaJet as a LanzaTech equity method investee, and modifications to its co-development model which reduced the use of cash from LanzaTech’s balance sheet for projects and instead utilizes third party capital from recently established partnerships. These financial projections are subject to significant economic, competitive, industry and other uncertainties, including other risks discussed in this “Risk Factors” section, and may not be achieved in full, at all or within projected timeframes. Further, as a result of unprecedented market uncertainly resulting from COVID-19, these projections are even more uncertain in terms of reflecting actual future results. The failure of New LanzaTech to achieve projected results could have a material adverse effect on the trading price of New LanzaTech Common Stock and New LanzaTech’s financial position following the Business Combination.
There can be no assurance that New LanzaTech Common Stock issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that we will be able to comply with the continued listing standards of Nasdaq.
New LanzaTech Common Stock and warrants are expected to be listed on Nasdaq following the Business Combination. New LanzaTech’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, Nasdaq delists New LanzaTech Common Stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences, including:
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a limited availability of market quotations for our securities;

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a determination that New LanzaTech Common Stock is a “penny stock,” which will require brokers trading in New LanzaTech Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New LanzaTech Common Stock;

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a limited amount of analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The Current Charter states that we must complete our initial business combination by August 6, 2023. If we have not completed an initial business combination by then (or such later date as our stockholders may approve in accordance with the Current Charter), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.
Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.
The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Class A common stock for a pro rata portion of the Trust Account.
Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent prior to                 , New York City time, on                 , 2023. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), calculated as of two business days prior to the anticipated consummation of the Business Combination.
A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions by us of our stock.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). Because we are a Delaware corporation and our securities are trading on Nasdaq, we are a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has authority to provide excise tax regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax; however, no guidance has been issued to date. The excise tax applies only to repurchases that occur after December 31, 2022.

Any redemptions in connection with the Business Combination that occur after December 31, 2022 may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax on a redemption of our stock would depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the excise tax, (ii) the fair market value of the redemption treated as a repurchase of stock in connection with the Business Combination, (iii) the nature and amount of the equity issued by us in connection with the Business Combination, including the shares of Class A Common Stock issued to the PIPE Investors in the Private Placement and the shares of New LanzaTech Common Stock issued to the LanzaTech stockholders in connection with the Business Combination (or otherwise issued by us not in connection with the Business Combination but issued within the same taxable year of the redemption treated as a repurchase of stock), and (iv) the content of regulations and other guidance from the U.S. Department of the Treasury. As noted above, the excise tax would be payable by us, and not by the redeeming holder, and the mechanics of any required payment of the excise tax have not yet been determined. The imposition of the excise tax could cause a reduction in the cash available on hand for us to fund operations and to make distributions to shareholders.
The ability of AMCI Stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.
At the time we entered into the Merger Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Merger Agreement requires us to have at least $230,000,000 of cash at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the public stockholders of their right to redeem their public shares in accordance with AMCI’s governing documents, if any, cash received from PIPE Investors (including net proceeds under the AM SAFE Note to LanzaTech) and the net proceeds of the Brookfield SAFE to LanzaTech, net of transaction expenses of AMCI and LanzaTech. If a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.
The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by AMCI Stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Merger Agreement (as described under “The Merger Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied. Additionally, we may need to meet certain financing needs prior to Closing and no assurances can be given that any such financing will occur or with respect to the actual size, timing and form of any such financing. If AMCI does not complete the Business Combination, AMCI could be subject to several risks, including:
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the parties may be liable for damages to one another in the event of a willful breach (as defined in the Merger Agreement), and subject to the terms and conditions, of the Merger Agreement;

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negative reactions from the financial markets, including declines in the price of the Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

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the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The Merger Agreement includes a Minimum Closing Cash Condition as a condition to the consummation of the Business Combination, which may make it more difficult for AMCI to complete the Business Combination as contemplated.
The Merger Agreement provides that the parties’ obligation to consummate the Business Combination is conditioned on, among other things, AMCI having an aggregate cash amount of at least $230,000,000 at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the public stockholders of their right to redeem their public shares in accordance with AMCI’s governing documents, if any, cash received from PIPE Investors (including net proceeds under the AM SAFE Note to LanzaTech) and the net proceeds of the Brookfield SAFE to LanzaTech, net of transaction expenses of AMCI and LanzaTech, which, as of the date of this filing, are estimated to be approximately $17 million.
The Minimum Closing Cash Condition is for the sole benefit of LanzaTech and can be waived only by LanzaTech. As of the date of this proxy statement/prospectus, notwithstanding the Additional Subscription Agreements, AMCI cannot provide assurances that the Minimum Closing Cash Condition will be met. There can be no assurance that the Minimum Closing Cash Condition will be met or that LanzaTech could and would waive it.
If the Business Combination is consummated, the cash held by New LanzaTech and its subsidiaries in the aggregate, after the Closing, may not be sufficient to allow them to operate and pay their expenses and liabilities as they become due. Furthermore, New LanzaTech’s affiliates are not obligated to make loans to it or invest in it in the future after the Business Combination. The additional exercise of redemption rights with respect to a large number of AMCI’s public stockholders may make New LanzaTech unable to take such actions as may be desirable in order to optimize its capital structure after the Closing and it may not be able to raise additional financing from unaffiliated parties necessary to fund its expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding New LanzaTech’s ability to continue as a going concern at such time.
If these terms are not met, and are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.
The percentage of holders of shares of LanzaTech capital stock that has entered into the LanzaTech Stockholder Support Agreement is lower than the percentage required to approve the Business Combination. If the requisite number of LanzaTech stockholders do not adopt the Merger Agreement, then the Business Combination may be abandoned or delayed.
Pursuant to LanzaTech’s organizational documents and the DGCL, as the case may be, LanzaTech needs to receive votes from (i) a majority of the LanzaTech shares for the adoption of the Merger Agreement, (ii) (a) 66 and 2/3% of the LanzaTech preferred shares and (b) a majority of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares, voting together as a single class, for the approval of the LanzaTech Share Conversion, and (iii) (a) 66 and 2/3% of the LanzaTech preferred shares, (b) a majority of the LanzaTech Series A preferred shares, (c) 75% of the LanzaTech Series B preferred shares, (d) 66 and 2/3% of the LanzaTech Series C preferred shares, (e) 66 and 2/3% of the LanzaTech Series D preferred shares, (f) a majority of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares, voting together as a single class, and (g) a majority of the LanzaTech Series F preferred shares, to the approval of the receipt of the consideration by the LanzaTech stockholders in the form of New LanzaTech Common Stock in connection with the Business Combination and in the manner provided in the Merger Agreement.
In connection with the signing of the Merger Agreement, holders of 69.56% of the LanzaTech shares in the aggregate, also representing 71.59% of the LanzaTech preferred shares in the aggregate, 93.18% of the LanzaTech Series A preferred shares, 61.11% of the LanzaTech Series B preferred shares, 52.13% of the LanzaTech Series C preferred shares, 52.99% of the LanzaTech Series D preferred shares, 87.87% of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares taken together, and 100% of the LanzaTech Series F preferred shares entered into the LanzaTech Stockholder Support Agreement, pursuant to which, among other things, they agreed to vote in favor of the adoption of the Merger Agreement and any other matters necessary or reasonably requested by AMCI or LanzaTech for consummation of the Business Combination when LanzaTech presents such matters to its stockholders for approval. In order to satisfy the LanzaTech Requisite Approval, in addition to those shares already committed under the LanzaTech Stockholder Support Agreement, it will be necessary to obtain the additional affirmative vote of shares representing at least 13.89% of the LanzaTech Series B preferred shares, 14.54% of the LanzaTech Series C preferred shares and 13.68% of the LanzaTech Series D preferred shares. Pursuant to the terms of the Merger Agreement, LanzaTech is required to solicit and obtain the LanzaTech Requisite Approval, either at a meeting of the LanzaTech stockholders or by a written consent, within 10 business days after this registration statement becomes effective.
Receipt of the LanzaTech Requisite Approval is a condition precedent to the consummation of the Business Combination. If LanzaTech is unable to provide the LanzaTech Requisite Approval within 10 business days after this registration statement becomes effective, AMCI will have the right to terminate the Merger Agreement.
If the LanzaTech Requisite Approval is not obtained, then the Business Combination may be abandoned or delayed. In such case, AMCI may not be able to find another suitable target business and complete our initial business combination by August 6, 2023. If we do not consummate an initial business combination by August 6, 2023, we will cease all operations except for the purpose of winding up, redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.
AMCI will disclose the results of the vote by the LanzaTech stockholders to approve the Business Combination in a press release and/or Current Report on Form 8-K promptly following such vote, which is expected to be held within 10 business days after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part.
Delaware law and provisions in New LanzaTech’s certificate of incorporation and bylaws could make a takeover proposal more difficult.
If the Business Combination is consummated, New LanzaTech’s organizational documents will be governed by Delaware law. Certain provisions of Delaware law and of New LanzaTech’s certificate of incorporation and bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of New LanzaTech Common Stock held by New LanzaTech’s stockholders. These provisions include the ability of the New LanzaTech Board to designate the terms of and issue new series of preference shares, supermajority voting requirements to amend certain provisions of New LanzaTech’s certificate of incorporation, the classification of the New LanzaTech Board, and a prohibition on stockholder actions by written consent, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.
These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire New LanzaTech, even if the third party’s offer may be considered beneficial by many of New LanzaTech’s stockholders. As a result, New LanzaTech’s stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, New LanzaTech may experience negative reactions from the financial markets, including negative impacts on the price of New LanzaTech Common Stock. These provisions could also discourage proxy contests and make it more difficult for New LanzaTech’s stockholders to elect directors of their choosing and to cause New LanzaTech to take other corporate actions that New LanzaTech’s stockholders desire. See “Description of New LanzaTech Securities After the Business Combination.”
New LanzaTech’s certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by New LanzaTech’s stockholders, which could limit New LanzaTech’s stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with New LanzaTech or New LanzaTech’s directors, officers or other employees or increase our stockholders’ costs in bringing such a claim.
If the Business Combination is consummated, New LanzaTech’s certificate of incorporation will provide that, unless New LanzaTech consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New LanzaTech; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of New LanzaTech to New LanzaTech or its stockholders; (iii) any action asserting a claim against New LanzaTech or any director, officer or employee arising pursuant to any provision of the DGCL or New LanzaTech’s certificate of incorporation or New LanzaTech’s bylaws; or (iv) any action asserting a claim against New LanzaTech or any director, officer or employee of New LanzaTech governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (A) the personal jurisdiction of the state and federal courts within Delaware and (B) service of process on such stockholder’s counsel. The provision of the Proposed Charter described in the immediately preceding sentence will not apply to (i) suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder, for which the federal courts will be the exclusive forum. Any person or entity purchasing or otherwise acquiring an interest in any shares of New LanzaTech’s capital stock will be deemed to have notice of and to have consented to the forum provisions in New LanzaTech’s certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with New LanzaTech or New LanzaTech’s directors, officers or other employees, which may discourage such lawsuits against New LanzaTech and New LanzaTech’s directors, officers, or other employees and may result in increased litigation costs for our stockholders. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Alternatively, if a court were to find these provisions of New LanzaTech’s certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, New LanzaTech may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect New LanzaTech’s business, financial condition and results of operations and result in a diversion of the time and resources of New LanzaTech’s management and the New LanzaTech Board.
There may be unexpected delays in the completion of the Business Combination, or the Business Combination may not be completed at all.
The Merger Agreement provides that either we or LanzaTech may terminate the Merger Agreement if the Business Combination has not occurred before 5:00 p.m., Eastern Time, on February 28, 2023, provided that if any action for specific performance or other equitable relief by LanzaTech with respect to the Merger Agreement or any ancillary agreement or any of the transactions contemplated thereby is pending in a court as of the Outside Date, then the Outside Date will be automatically extended until 5:00 p.m., Eastern Time, on the date that is the earlier of (x) 30 days after the date on which a final, non-appealable governmental order has been entered with respect to such action and (y) August 6, 2023. Certain events may delay the completion of the Business Combination or result in a termination of the Merger Agreement. Some of these events are outside the control of either party. In particular, completion of the Business Combination requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon, and an amendment to AMCI’s Current Charter requires the affirmative vote of, (i) solely with respect to the Charter Approval Proposal, the holders of at least a majority of the issued and outstanding AMCI Shares voting together as a single class, (ii) with respect to Charter Proposal A, the holders of at least a majority of the issued and outstanding shares of Class B common stock voting separately and (iii) with respect to Charter Proposal B, the holders of at least a majority of the issued and outstanding shares of Class A common stock voting separately. We cannot assure the AMCI Stockholders that the conditions to the completion of the Business Combination will be satisfied or waived, or that any adverse change, effect, event, circumstance, occurrence or state of facts that could give rise to the termination of the Merger Agreement will not occur, and we cannot provide any assurances as to whether or when the Business Combination will be completed, or that LanzaTech will not exercise its termination right.

The pendency of the Business Combination could have an adverse effect on AMCI’s stock price, business, financial condition, results of operations or business prospects.
The announcement and pendency of the Business Combination could disrupt AMCI’s business in negative ways. For example, customers and other third-party business partners of AMCI or LanzaTech may seek to terminate and/or renegotiate their relationships with AMCI or LanzaTech as a result of the Business Combination, whether pursuant to the terms of their existing agreements with AMCI and/or LanzaTech or otherwise. In addition, current and prospective employees of AMCI and LanzaTech may experience uncertainty regarding their future roles within New LanzaTech, which might adversely affect AMCI’s or New LanzaTech’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of, or harm the financial condition, results of operations or business prospects of, AMCI.
AMCI’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
As of September 30, 2022 AMCI had approximately $7,000 in cash and a working capital deficit of approximately $3.5 million, not taking into account tax obligations of approximately $536,000 that may be paid from income from investments held in the Trust Account. Further, AMCI has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. AMCI cannot assure you that its plans to raise capital or to complete an initial business combination will be successful. These factors, among others, raise substantial doubt about AMCI’s ability to continue as a going concern.
The Business Combination may be delayed or ultimately prohibited since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”).
The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review certain direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President prohibit it or order divestment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.
In our view, it is unlikely that the Business Combination would be subject to CFIUS jurisdiction or impacted by a CFIUS review. The parties have determined that LanzaTech is not a TID U.S. business, as that term is defined in 31 C.F.R. § 800.248, and as a result, it is not mandatory to submit a CFIUS filing with respect to the Business Combination. We also do not anticipate any CFIUS-related delays.
Nevertheless, AMCI’s Non-Executive Chairman of the Board, Hans Mende, is a non-U.S. person, and AMCI Group, LLC Series 35, an entity in which Mr. Mende holds voting and investment control, is a member of the Sponsor and a beneficial owner of more than 5% of AMCI’s currently outstanding securities (although will not obtain control (as that term is defined in 31 C.F.R. § 800.208) over LanzaTech pursuant to the Business Combination). AMCI’s Chief Financial Officer, Patrick Murphy, is also a non-U.S. person. Additionally, the Sponsor has non-controlling members that may have ties with non-U.S. persons. Therefore, we risk CFIUS intervention, before or after closing the transaction. If CFIUS determines it has jurisdiction, CFIUS may decide to suspend or recommend that the President prohibit the Business Combination, or impose conditions with respect to it, which may delay or prevent us from consummating the transaction.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate the Business Combination within the applicable time period required, including as a result of extended regulatory review, we will, as promptly as reasonably possible but not more than five business days thereafter, redeem the public shares for a pro rata portion of the funds held in the trust account and as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from the Business Combination and the potential appreciation in value of such investment. Additionally, our warrants will become worthless.

THE SPECIAL MEETING
Overview
This proxy statement/prospectus is being provided to AMCI Stockholders as part of a solicitation of proxies by the AMCI Board for use at the Special Meeting to be convened on           , 2023 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to AMCI Stockholders on or about            , 2023. In addition, this proxy statement/prospectus constitutes a prospectus for New LanzaTech in connection with the issuance by New LanzaTech of common stock to be delivered to LanzaTech’s stockholders in connection with the Business Combination.
Date, Time and Place of the Special Meeting
The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at           , New York City time, on           , 2023, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. Stockholders may attend the Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit questions during the Special Meeting by visiting https://           and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.
Registering for the Special Meeting
Pre-registration at https://                 is recommended but is not required in order to attend.
Any stockholder wishing to attend the virtual meeting should register for the meeting by           , New York City time, on           , 2023. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock:
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If your shares are registered in your name with Continental Stock Transfer & Trust Company and you wish to attend the online-only Special Meeting, go to https://                 , enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting, you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

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Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the meeting date in order to ensure access.

Proposals
At the Special Meeting, AMCI Stockholders will vote upon:
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the Business Combination Proposal;

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the Charter Proposals;

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the Advisory Charter Proposals;

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the Stock Issuance Proposal;

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the Incentive Plan Proposal;

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the Director Election Proposal; and

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the Adjournment Proposal.

THE AMCI BOARD HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE AMCI STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.
Record Date; Outstanding Shares; Shares Entitled to Vote
AMCI has fixed the close of business on December 28, 2022 as the “record date” for determining AMCI Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the date of this proxy statement/prospectus, there were 18,750,000 AMCI Shares outstanding and entitled to vote. Each AMCI Share is entitled to one vote per share at the Special Meeting. Other than with respect to approval of Charter Proposal A and Charter Proposal B, AMCI Stockholders of the Class A common stock and AMCI Stockholders of the Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.
Quorum
A quorum of AMCI Stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of AMCI Shares are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Vote Required and AMCI Board Recommendation
The Business Combination Proposal
AMCI Stockholders are being asked to consider and vote on a proposal to adopt the Merger Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Merger Agreement and Amendment No. 1 thereto, which are attached as Annex A and Annex H, respectively, to this proxy statement/prospectus.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
AMCI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.
The Charter Proposals
Approval of the Charter Approval Proposal requires the affirmative vote of the holders of at least a majority of the issued and outstanding AMCI Shares voting together as a single class. Approval of Charter Proposal A requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Class B common stock voting separately. Approval of Charter Proposal B requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Class A common stock voting separately. The failure to vote and abstentions have the same effect as a vote “AGAINST” the proposal.

AMCI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER PROPOSAL.
The Advisory Charter Proposals
Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
AMCI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.
The Stock Issuance Proposal
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
AMCI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.
The Incentive Plan Proposal
Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
AMCI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.
The Director Election Proposal
If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the seven nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve. If a valid quorum is otherwise established, the failure to vote and abstentions will have no effect on the vote for the director nominees.
AMCI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH DIRECTOR NOMINEE.
The Adjournment Proposal
If the chairman of the Special Meeting does not adjourn the Special Meeting, AMCI Stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to AMCI Stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if AMCI reasonably determines that it is advisable or necessary to do so in order to obtain the approval of AMCI Stockholders with respect to the adoption of the Merger Agreement and thereby approval of the Business Combination.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.

AMCI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.
Voting Your Shares
Stockholders of Record
If you are a stockholder of record, you may vote by mail or at the Special Meeting. Each share of our common stock that you own in your name entitles you to one vote on each of the proposals on which you are entitled to vote at the Special Meeting. Your one or more proxy cards show the number of shares of our common stock that you own.
Voting by Mail.  You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing and dating the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign, date and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of our common stock will be voted as recommended by our Board. Our Board unanimously recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Proposals, “FOR” the Advisory Charter Proposals, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Plan Proposal, “FOR” each director nominee and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by the close of business, New York City time, on           , 2023.
Voting at the Special Meeting.  If you attend the Special Meeting, you may also submit your vote at the Special Meeting via the Special Meeting website at http://           , in which case any votes that you previously submitted by mail will be superseded by the vote that you cast at the Special Meeting. See “—Registering for the Special Meeting” above for further details on how to attend the Special Meeting.
Beneficial Owners
If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to obtain a legal proxy from your bank, broker, or other nominee and e-mail a copy (a legible photograph is sufficient) of such legal proxy to proxy@continentalstock.com. You will then be issued a 12-digit meeting control number that will allow you to register to attend and participate in the Special Meeting. See “— Registering for the Special Meeting” above for further details on how to attend the Special Meeting.
Revoking Your Proxy
If you are an AMCI Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:
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timely delivering a written revocation letter to the Corporate Secretary of AMCI;

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signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

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attending the Special Meeting and voting electronically by visiting the website established for that purpose at https://           and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) AMCI Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.
Share Ownership and Voting by AMCI’s Sponsor, Directors and Executive Officers
As of the date of this proxy statement/prospectus, the AMCI Insiders had the right to vote 3,614,646 AMCI Shares, representing approximately 19.28% of the AMCI Shares then outstanding and entitled to vote at the meeting. The Sponsor and our directors and executive officers at the time of our IPO have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal (as is also required pursuant to the Sponsor Support Agreement), and, pursuant to the terms of the Sponsor Support Agreement, the AMCI Insiders agreed to vote “FOR” the approval of the Charter Proposals, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” each director nominee and “FOR” the approval of the Adjournment Proposal.
Redemption Rights
Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Sponsor will not have redemption rights with respect to any AMCI Shares owned by it, directly or indirectly.
You will be entitled to receive cash for any public shares to be redeemed only if you:
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(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•
prior to           , New York City time, on           , 2023 (two business days prior to the scheduled date of the Special Meeting), (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that AMCI redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their public shares.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.
Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests, which is           , 2023 (two business days prior to the scheduled date of the Special Meeting), and thereafter, with AMCI’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that AMCI instruct the transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, AMCI will promptly return any public shares previously delivered by public holders.
For illustrative purposes, the cash held in the Trust Account on September 30, 2022 was $150,969,468, or $10.06 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of AMCI Shares as they may receive higher proceeds from the sale of their AMCI Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. AMCI cannot assure its stockholders that they will be able to sell their AMCI Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your AMCI Shares (either physically or electronically) to the transfer agent, in each case prior to           , New York City time, on           , 2023, the deadline for submitting redemption requests, and the Business Combination is consummated.
Immediately following the Closing, New LanzaTech will pay public stockholders who properly exercised their redemption rights in respect of their public shares.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). Because we are a Delaware corporation and our securities are trading on Nasdaq, we are a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased.The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has authority to provide excise tax regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax; however, no guidance has been issued to date. The excise tax applies only to repurchases that occur after December 31, 2022. Any redemptions in connection with the Business Combination that occur after December 31, 2022 may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax on a redemption of our stock would depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the excise tax, (ii) the fair market value of the redemption treated as a repurchase of stock in connection with the Business Combination, (iii) the nature and amount of the equity issued by us in connection with the Business Combination, including the shares of Class A Common Stock issued to the PIPE Investors in the Private Placement and the shares of New LanzaTech Common Stock issued to the LanzaTech stockholders in connection with the Business Combination (or otherwise issued by us not in connection with the Business Combination but issued within the same taxable year of the redemption treated as a repurchase of stock), and (iv) the content of regulations and other guidance fromthe U.S. Department of the Treasury. As noted

above, the excise tax would be payable by us, and not by the redeeming holder, and the mechanics of any required payment of the excise tax have not yet been determined. The imposition of the excise tax could cause a reduction in the cash available on hand for us to fund operations and to make distributions to shareholders.
Appraisal Rights
Appraisal rights are not available under the DGCL to AMCI Stockholders or the holders of AMCI’s warrants or units in connection with the Business Combination.
Potential Purchases of Shares and/or Public Warrants
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding AMCI or its securities, the Sponsor, LanzaTech and/or their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire AMCI Shares or vote their AMCI Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) AMCI satisfies the Minimum Closing Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Sponsor for nominal value.
Costs of Solicitation
AMCI will bear the cost of soliciting proxies from AMCI Stockholders.
AMCI will solicit proxies by mail. In addition, the directors, officers and employees of AMCI may solicit proxies from AMCI Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. AMCI will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of AMCI Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.
AMCI has engaged a professional proxy solicitation firm, Morrow, to assist in soliciting proxies for the Special Meeting. AMCI has agreed to pay Morrow a fee of $30,000, plus disbursements. AMCI will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. AMCI will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. AMCI’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Other Business
AMCI is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the AMCI Board may recommend.
Attendance
Only AMCI Stockholders on the record date or persons holding a written proxy for any stockholder or account of AMCI as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. Please see

“— Registering for the Special Meeting” above for further details on how to register to attend the Special Meeting. If you hold your AMCI Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please visit https://           and enter the control number found on your proxy card. If your AMCI Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Morrow Sodali LLC, the proxy solicitation agent for AMCI, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing AMCI.info@investor.morrowsodali.com.

THE BUSINESS COMBINATION PROPOSAL
The AMCI Stockholders are being asked to adopt the Merger Agreement and the transactions contemplated thereby, including the Business Combination. All AMCI Stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus (as amended by Amendment No. 1, attached hereto as Annex H). You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.
AMCI may consummate the Business Combination only if all of the condition precedent proposals are approved by the AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Structure of the Business Combination
Pursuant to the Merger Agreement, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the Business Combination as a wholly owned subsidiary of New LanzaTech (formerly AMCI). In addition, New LanzaTech (formerly AMCI) will amend and restate its charter to be the Proposed Charter, as described in the section entitled “Description of New LanzaTech Securities After the Business Combination.”
Consideration to LanzaTech Stockholders
The consideration to be paid to LanzaTech stockholders will be shares of New LanzaTech Common Stock (valued at $10.00 per share), in an aggregate value equal to the Equity Value, i.e. $1,817,000,000. Immediately prior to the Business Combination, the LanzaTech Share Conversion will be effectuated. Pursuant to the Merger Agreement, at the Effective Time, the consideration to be issued to the then current holders of LanzaTech shares will be in the form of shares of New LanzaTech Common Stock. The number of shares of New LanzaTech Common Stock payable in the Business Combination in respect of each share of LanzaTech capital stock will be determined based on the Exchange Ratio. In addition, the accumulated dividends payable to holders of LanzaTech preferred shares in connection with the LanzaTech Share Conversion will be settled by delivery of New LanzaTech Common Stock, as part of the aggregate consideration described above in this paragraph.
Pursuant to the Merger Agreement, at the Effective Time:  (i) each LanzaTech warrant that is outstanding and unexercised immediately prior to the Effective Time and would automatically be exercised or exchanged in full in accordance with its terms by virtue of the occurrence of the Business Combination, will be so automatically exercised or exchanged in full for the applicable shares of LanzaTech capital stock, and each such share of LanzaTech capital stock will be treated as being issued and outstanding immediately prior to the Effective Time and will be cancelled and converted into the right to receive the applicable shares of New LanzaTech Common Stock; (ii) each LanzaTech warrant that is outstanding and unexercised prior to the Effective Time and is not automatically exercised in full as described in clause (i) will be converted into a warrant to purchase shares of New LanzaTech Common Stock, in which case (a) the number of shares underlying such New LanzaTech warrant will be determined by multiplying the number of shares of LanzaTech capital stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio and (b) the per share exercise price of such New LanzaTech warrant will be determined by dividing the per share exercise price of such LanzaTech warrant immediately prior to the Effective Time by the Exchange Ratio, except that in the case of the AM SAFE Warrant, such exercise price will be $10.00; and (iii) to the extent not converted in full immediately prior to the Effective Time, the Brookfield SAFE will be assumed by New LanzaTech and will be convertible into shares of New LanzaTech Common Stock.
Pursuant to the Merger Agreement, at the Effective Time, each LanzaTech option will be converted into New LanzaTech options to purchase a number of shares of New LanzaTech Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of LanzaTech common shares subject to such LanzaTech option multiplied by (ii) the Exchange Ratio. The exercise price of such New LanzaTech options will be equal to the quotient of (a) the exercise price per share of such LanzaTech option in effect immediately prior to the Effective Time divided by (b) the Exchange Ratio (and as so determined, this exercise price will be rounded up to the nearest full cent).

Pursuant to the Merger Agreement, at the Effective Time, each LanzaTech RSA that is outstanding immediately prior to the Effective Time will be converted into a New LanzaTech RSA on the same terms and conditions as were applicable to such LanzaTech RSA immediately prior to the Effective Time, except that such New LanzaTech RSA will relate to a number of shares of New LanzaTech Common Stock equal to the number of LanzaTech common shares subject to such LanzaTech RSA, multiplied by the Exchange Ratio.
Exchange of Fractional Shares
No fractional shares of New LanzaTech Common Stock will be issued as part of the Business Combination. In lieu of the issuance of any such fractional shares, New LanzaTech has agreed to issue to each former holder of LanzaTech common stock who otherwise would be entitled to receive such fractional share (after aggregating all fractional shares of New LanzaTech Common Stock that otherwise would be received by such stockholder):
(i)
one share of New LanzaTech Common Stock if the aggregate amount of fractional shares of New LanzaTech Common Stock such stockholder would otherwise be entitled to is equal to or exceeds 0.50; and

(ii)
no shares of New LanzaTech Common Stock if the aggregate amount of fractional shares of New LanzaTech Common Stock such stockholder would otherwise be entitled to is less than 0.50.

The Private Placement
In connection with the execution of the Merger Agreement, AMCI entered into the Initial Subscription Agreements with certain PIPE Investors pursuant to which, among other things, AMCI agreed to issue and sell in a private placement an aggregate of 12,500,000 shares of Class A common stock to such PIPE Investors for $10.00 per share, which will generate total gross proceeds of $125,000,000. The Initial PIPE Investment Amount includes 3,000,000 shares of Class A common stock to be issued to ArcelorMittal pursuant to the AM SAFE Note with LanzaTech, as a result of which ArcelorMittal will also enter into an Initial Subscription Agreement prior to the Closing.
AMCI also entered into the Additional Subscription Agreements with certain PIPE Investors pursuant to which AMCI agreed to issue and sell in a private placement an aggregate of 5,500,000 shares of Class A common stock to such PIPE Investors for $10.00 per share, which will generate total gross proceeds of $55,000,000. To date, PIPE Investors have agreed to purchase shares of Class A common stock for an aggregate purchase price of $180,000,000 in the Private Placement.
The Private Placement is expected to close immediately prior to the Closing. In connection with the Closing, all of the issued and outstanding shares of Class A common stock, including the shares of Class A common stock issued to the PIPE Investors, will become shares of New LanzaTech Common Stock.
AMCI stockholders should be aware that the Advisors, each of which served as co-placement agents in the Private Placement, have resigned from, and have ceased and refused to act in, every capacity and relationship with respect to each of AMCI and LanzaTech in which they were described in this proxy statement/prospectus or otherwise in connection with the Business Combination and have waived their fees and reimbursements associated with such relationships. AMCI stockholders should not place any reliance on the fact that the Advisors were previously involved with the transaction. AMCI stockholders should be aware that the resignation of the Advisors may indicate that the Advisors do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and AMCI stockholders should not place any reliance on the participation of the Advisors prior to such resignation in the Private Placement and the other transactions contemplated by this proxy statement/prospectus. See “— Recent Developments” below for additional information.
Background of the Business Combination
AMCI is a blank check, Nasdaq-listed company incorporated in Delaware on January 28, 2021 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. AMCI’s intention is to capitalize on the substantial deal sourcing, investing and operating expertise of AMCI’s management team to identify and combine with one or more businesses providing decarbonization and sustainability solutions to the global industrial complex. The proposal for the Business Combination was the result of an extensive search for a potential transaction using the network, investing and operating experience of AMCI’s management team and the AMCI Board. The terms of the Merger Agreement were the result of extensive negotiations between AMCI and LanzaTech (and certain of their respective stockholders). The following is a brief description of the background to the Business Combination and related transactions.
On August 6, 2021, AMCI consummated its IPO of 15,000,000 units, with each unit consisting of one share of Class A common stock and one-half of one warrant, generating total gross proceeds of $150,000,000. Prior to the consummation of the IPO, the Sponsor subscribed for an aggregate 5,031,250 founder shares for a total subscription price of $25,000, or approximately $0.005 per share. In March 2021, the Sponsor transferred all of the founder shares held by it to the AMCI Insiders. On May 14, 2021, certain of AMCI’s initial stockholders forfeited an aggregate of 718,750 founder shares, resulting in an aggregate of 4,312,500 founder shares outstanding. In conjunction with the over-allotment option not being exercised, an additional 562,500 founder shares were forfeited, resulting in an aggregate 3,750,000 founder shares outstanding. Simultaneously with the closing of the IPO, AMCI consummated the sale of 3,500,000 private placement warrants to the Sponsor, each of which entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, at a price of $1.00 per warrant, generating gross proceeds of approximately $3,500,000. In connection with the IPO, Evercore and I-Bankers acted as the underwriters and White & Case LLP (“White & Case”) acted as the legal advisor to AMCI and, in connection with such services, Evercore and I-Bankers received an upfront discount on the units purchased by them in the IPO in the aggregate amount of $1,320,000 and $180,000, respectively. In addition, prior to Evercore’s waiver of such right, Evercore was to be paid $5,050,000 and I-Bankers will be paid $200,000 as deferred underwriting compensation in connection with their roles as underwriters, solely in the event that AMCI completes an initial business combination (which includes the Business Combination), subject to the terms of the underwriting agreement entered into with them. In addition, prior to the consummation of the IPO, AMCI engaged Evercore to act as its financial advisor in connection with its initial business combination, including evaluating strategic and financial alternatives and other customary financial advisory services. AMCI agreed to pay Evercore a cash fee of $7,500,000 for such services, payable upon the consummation of its initial business combination (which fee was also subsequently waived by Evercore).
Prior to the consummation of the IPO, neither AMCI, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any potential business combination target with respect to an initial business combination with AMCI.
After the IPO, AMCI’s officers and directors commenced an active search for prospective businesses or assets to acquire in its initial business combination. Representatives of AMCI were contacted by, and representatives of AMCI contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. AMCI’s officers and directors and their affiliates also brought to AMCI’s attention target business candidates. During this search process, AMCI reviewed other business combination opportunities and entered into 20 confidentiality agreements with potential target companies that were addressing various parts of the decarbonization space at different stages in their lifecycles. Upon reviewing these opportunities further, AMCI decided to focus on companies that fit three principal criteria: (1) having proven technology (i.e., not lab-scale or only in testing phases), (2) being at an inflection point in their growth curve and (3) being mature enough to be a publicly-listed company. Of these companies, AMCI had substantial discussions with one company other than LanzaTech (the “Other Candidate”), which was also focused on decarbonization and sustainability solutions, and AMCI submitted a non-binding letter of intent to the Other Candidate on October 11, 2021. On the basis of the foregoing criteria, AMCI eliminated all of the other candidates with which it entered into confidentiality agreements and had no further meaningful discussions with any of them. The review of, and discussion with, potential target businesses other than LanzaTech took place generally in parallel with the discussions held with LanzaTech in negotiating the LOI (as described below).
On February 19, 2021, LanzaTech engaged Barclays Capital Inc. (“Barclays”) to serve as its exclusive financial advisor and to act as its capital markets advisor in connection with the possible sale of all or substantially all of LanzaTech’s business to a SPAC or a merger involving the combination of all or substantially all of LanzaTech’s business with a SPAC. Pursuant to its engagement as financial advisor to LanzaTech, Barclays would be entitled to a fee based on the valuation of LanzaTech upon the consummation of a business combination for its role as financial advisor. In addition, pursuant to its engagement as capital markets advisor to LanzaTech, Barclays would be entitled to a fee based on the proceeds in the Trust Account (subject to any redemptions by holders of public shares) upon consummation of a business combination. The total fees that Barclays expected to earn for sell-side advisory services in its M&A financial advisory capacity and capital markets advisory capacity, assuming no redemptions, were approximately $12.39 million, which was in addition to the $500,000 fee Barclays expected to earn for its role as co-placement agent in the Private Placement, all of which were contingent upon the closing of the Business Combination.
On August 8, 2021, Nimesh Patel, Chief Executive Officer of AMCI, was contacted by telephone by a representative from Barclays, on behalf of LanzaTech, on a no-names basis to discuss a potential business combination between AMCI and an unnamed client of Barclays in the carbon capture space. The representative from Barclays noted to Mr. Patel that on the basis of AMCI’s investment thesis contained in the prospectus from AMCI’s IPO, such representative of Barclays believed AMCI to be an attractive business combination candidate for their client.
On August 10, 2021, Mr. Patel was contacted by Barclays, on behalf of LanzaTech, and was informed that the unnamed target company referenced on the August 8, 2021 call was LanzaTech, which was considering a possible business combination with a SPAC. On the same day, Mr. Patel informed Brian Beem, President of AMCI, and Patrick Murphy, Chief Financial Officer of AMCI, of the potential opportunity and suggested an introductory virtual meeting with LanzaTech.
On August 13, 2021, LanzaTech and AMCI entered into a non-disclosure agreement governing the sharing of certain confidential information and arranged for a formal presentation by LanzaTech to AMCI on August 23, 2021.
On August 23, 2021, at LanzaTech’s direction, Barclays arranged a virtual meeting between Dr. Jennifer Holmgren, Chief Executive Officer of LanzaTech, and Geoff Trukenbrod, Chief Financial Officer of LanzaTech, and Mr. Patel and other members of AMCI. During the meeting, Dr. Holmgren and Mr. Trukenbrod gave a high-level presentation to the AMCI team, which was followed by a discussion about LanzaTech’s business, its current size and expected growth and LanzaTech’s interest in pursuing a business combination transaction with a SPAC. During the meeting, Mr. Patel highlighted the AMCI management team’s existing relationships within the industrial complex, having co-invested and sold commodities to many of the same companies with which LanzaTech has been in dialogue. The parties noted that AMCI’s existing relationships with LanzaTech’s current and potential customers, investors and partners could bring additional value to a potential business combination between LanzaTech and AMCI. Both parties agreed that it would be desirable to explore a potential business combination and to continue conversations.
On August 24, 2021, AMCI and its advisors were given access to a virtual data room (“VDR”) provided by Barclays on behalf of LanzaTech. AMCI directed its outside legal counsel, White & Case, to review certain documents and assembled working groups to evaluate the materials and begin analyzing a potential business combination with LanzaTech.
On September 1, 2021, AMCI had a follow-up call with Barclays to further reiterate its interest in pursuing a potential business combination with LanzaTech and to further discuss the overall process and timing of a potential transaction.
From September 1, 2021 through September 21, 2021, AMCI continued conducting its due diligence on LanzaTech, including an extensive review of files in the VDR, including LanzaTech’s financial model and a detailed analysis of LanzaTech’s end-market dynamics. During that time, on September 13, 2021, AMCI had a call with LanzaTech to walk through its financial model and associated projections in detail. On that call, Mr. Trukenbrod discussed key revenue and cost drivers that underpinned LanzaTech’s business plan and provided additional details on LanzaTech’s pipeline of opportunities.
On September 21, 2021, various members of AMCI had a discussion with a carbon capture utilization and storage analyst at i3 Connect, a market intelligence firm, to further its understanding of existing carbon capture utilization and storage technologies. While briefly touching on LanzaTech’s technology, which the analyst spoke positively of, the main purpose of the call was to better understand the competitive landscape and LanzaTech’s position in it. On September 23, 2021, five members of AMCI — including Messrs. Patel and Beem, and Jill Watz, one of AMCI’s directors and who had advised the New Zealand Superannuation Fund on its equity investment in LanzaTech in 2014 — traveled to LanzaTech’s headquarters in Skokie, Illinois for in-person meetings with members of LanzaTech. During those meetings, the AMCI representatives met with several key members of LanzaTech, including, among others:
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Dr. Jennifer Holmgren, Chief Executive Officer

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Geoff Trukenbrod, Chief Financial Officer

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Dr. Sean Simpson, Chief Scientific Officer and Co-Founder of LanzaTech

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Julie Zarraga, Vice President of Engineering

The LanzaTech representatives gave AMCI a comprehensive look at the company, including answering numerous diligence questions that AMCI had prepared ahead of the meeting. Those questions focused on a detailed review of LanzaTech’s pipeline of customers, financial model and projections, anticipated use of proceeds, business model and technology and engineering. Furthermore, the AMCI representatives received a tour of LanzaTech’s headquarters and bio-foundry, which supports LanzaTech’s synthetic biology platform. At the end of the meetings, AMCI and LanzaTech discussed the anticipated process of LanzaTech becoming a public company through a business combination with AMCI, and the AMCI representatives concluded the visit with a favorable view of LanzaTech’s business.
Following the positive site visit, AMCI continued to conduct its due diligence on LanzaTech. These efforts included conversations with multiple stockholders, customers and partners. Stockholders were able to provide rationale for their investment in LanzaTech, while customers and partners provided their views on end market potential for LanzaTech’s products. At the same time, AMCI began working toward a non-binding letter of intent (as amended, the “LOI”) with the assistance of Evercore and White & Case. Representatives of AMCI and LanzaTech held telephone conferences and virtual meetings to discuss a number of commercial and legal elements of the business to assist AMCI, with the assistance of its advisors, in developing AMCI’s financial analysis of LanzaTech. AMCI and LanzaTech and their respective representatives also discussed important structural elements of a potential transaction, including but not limited to, a pre-money valuation of LanzaTech and the minimum cash condition. AMCI, with the assistance of Evercore, continued to conduct due diligence on LanzaTech’s business to generate a view on its historical financial performance and growth, total addressable market and its financial projections and key drivers. While not engaged to provide a report, opinion or appraisal for the proposed Business Combination, Evercore assisted AMCI in this analysis by conducting different financial analyses including sensitivity analysis on LanzaTech’s financial forecast, a comparable company trading analysis of companies in the synthetic biology, sustainable materials and fuels and decarbonization industry and a sum-of-the-parts analysis. A discussion of the comparable company trading analysis and the sum-of-the-parts analysis appears below in the section titled “AMCI Board Reasons for the Approval of the Business Combination — Financial Analysis.” In the course of its analysis, AMCI noted the unique role for LanzaTech’s technology in the decarbonization of heavy industry globally. AMCI, with the assistance of its advisors, also evaluated both the U.S. and international total addressable market for LanzaTech’s applications based on third-party data sources. Messrs. Patel and Beem apprised the AMCI board members individually of these discussions throughout late September and early October 2021. During these discussions, AMCI management provided the Board members with an update on the status of discussions with LanzaTech, including the potential principal terms of a proposed business combination, the proposed timing of a business combination and the related information. Management of AMCI continued to keep the AMCI Board apprised of any material developments regarding negotiations with LanzaTech, including developments in the terms of the proposed business combination and any material matters relating to AMCI’s business, legal and financial due diligence review of LanzaTech. AMCI Management also shared the investor presentation with the Board to assist in their review.
On October 8, 2021, AMCI sent Barclays an initial draft of the LOI contemplating the potential business combination between AMCI and LanzaTech. Messrs. Patel and Beem, together with AMCI’s advisors, led the negotiation of the principal terms of the LOI on behalf of AMCI. The initial draft of the

LOI provided for, among other things and subject to further due diligence, equity consideration to existing LanzaTech stockholders based on an indicative pre-transaction value for LanzaTech of $1.6 billion, inclusive of unvested equity awards and of the aggregate exercise price of all options and warrants, which would be further adjusted on a “cash-free, debt-free” basis and assuming normalized net working capital, a PIPE Investment Amount of approximately $250 million, a closing condition for minimum cash of $250 million, and an exclusivity period of 45 days. The initial draft LOI also contemplated a 12-month lock-up period for LanzaTech stockholders. Over the next week, AMCI and Evercore had multiple calls with Barclays to answer questions about the LOI, and AMCI continued conducting due diligence.
On October 11, 2021, AMCI submitted its letter of intent for the Other Candidate. AMCI received comments on such letter of intent on October 13, 2021 and prepared an issues list with White & Case by October 14, 2021. Following that communication, AMCI had limited interaction with the Other Candidate, until AMCI was told in late October 2021 that it was not the preferred bidder and the Other Candidate had chosen to move forward with another potential acquirer.
On October 13, 2021, AMCI had a discussion with its board member Jill Watz around LanzaTech’s synthetic biology platform and its key role in underpinning the company’s unique decarbonization solution.
On October 14, 2021, AMCI leveraged its extensive network in the industrial raw materials value chain to have a discussion with a consultant specializing in blast furnaces and steel off-gases with the goal of improving its understanding of the key inputs into LanzaTech’s process. Outside of its existing knowledge in this space, AMCI was particularly interested in this feedstock given the importance of LanzaTech’s first commercial carbon capture and transformation company (“CCT”) plant in China and its CCT plant nearing production in Belgium in achieving LanzaTech’s near-term financial projects.
On October 21, 2021, Barclays, on behalf of LanzaTech, sent AMCI a revised draft of the LOI containing a counterproposal on certain principal terms of the potential transaction, which contemplated equity consideration to existing LanzaTech stockholders based on an indicative pre-transaction value for LanzaTech of $1.7 billion plus LanzaTech’s estimated net cash position on the day before the signing of the Merger Agreement, the potential forfeiture of certain of the AMCI Insiders’ founder shares, a Private Placement investment by the Sponsor or its affiliates and a lock-up on certain significant stockholders of LanzaTech for a period of 180 days (subject to certain exceptions). LanzaTech’s financial advisor, Barclays, explained to AMCI that some of the changes resulted from conversations with some of LanzaTech’s existing board members, including around valuation and the lock-up. Barclays also communicated that LanzaTech felt strongly that AMCI should show support for the transaction by subjecting a portion of its founder shares to forfeiture and by participating in the Private Placement. The AMCI team and its advisors then met via telephone conference to discuss the terms of the revised draft of the LOI.
In parallel with negotiating the LOI, AMCI continued to conduct diligence on LanzaTech. A key diligence point for AMCI was visibility into LanzaTech’s capital needs and pipeline. After AMCI discussed the importance of this diligence point with LanzaTech, LanzaTech provided AMCI with its financial models for various capital raising scenarios, to account for various redemptions scenarios, and held several calls to discuss both those financial models and to walk AMCI through its opportunity pipeline.
Following a series of valuation discussions between AMCI and LanzaTech, the parties agreed on a base pre-money equity valuation of $1.790 billion. The valuation was based on a number of factors including fundamental analysis by AMCI and the competitive nature of the process in which LanzaTech had received term sheets from a number of other SPACs. After discussion, AMCI and LanzaTech agreed to the valuation formula, which represented the $1.70 billion pre-money valuation, plus the amount of net cash of LanzaTech as of the day immediately prior to the date of the execution and delivery of the Merger Agreement less the forecasted cumulative cash burn between signing of the Merger Agreement and the assumed closing date, on the understanding that the equity valuation would be inclusive of LanzaTech’s estimated net cash position of approximately $90 million at the assumed closing date. In addition, LanzaTech management felt strongly that AMCI’s interests and economics should be closely tied to the success of the transaction, and the parties began considering a structure in which a portion of the AMCI Insiders’ founder shares would be subject to forfeiture depending on the level of redemptions of Class A common stock, as more fully described below and in the section entitled “Ancillary Agreements Related to the Business Combination.”

On October 23, 2021, AMCI sent Barclays a revised draft of the LOI containing a counterproposal on certain principal terms of the potential transaction, which contemplated generally the same 12-month lock-up period and lock-up terms as AMCI had initially proposed, the potential forfeiture of a lower number of the AMCI Insiders’ founder shares and an investment in the Private Placement by the Sponsor or its affiliates between $10 million to $15 million.
On October 25, 2021, Barclays, on behalf of LanzaTech, sent AMCI a further revised draft of the LOI proposing that the 12-month lock-up period be limited to LanzaTech’s directors, officers and equity holders holding more than 3% of LanzaTech’s outstanding stock on an as-converted basis, while including additional exceptions identical to the AMCI Insiders’ lock-up, and the potential forfeiture of a higher number of the AMCI Insiders’ founder shares. AMCI and its advisors then met via telephone conference to discuss the terms of the revised draft of the LOI.
On October 26, 2021, AMCI sent Barclays a further revised draft of the LOI proposing the potential forfeiture of a lower number of the AMCI Insiders’ founder shares and providing that the Sponsor’s investment in the combined company may be in the form of a PIPE investment or, alternatively, non-redemption/non-sale agreements with AMCI Stockholders.
On October 26, 2021, AMCI and LanzaTech management discussed LanzaTech’s revised financial forecast for 2021 and final points of clarification on the LOI.
On October 27, 2021, Barclays (on behalf of LanzaTech) sent AMCI a further revised draft of the LOI proposing to take LanzaTech’s estimated net cash position as of March 31, 2021 (which would result in the base pre-money equity valuation of $1.790 billion), that the lock-up period be reduced to six months and removing certain lock-up exceptions on the LanzaTech parties that are identical to the exceptions applicable to AMCI Insiders and their affiliates and that the ability of the Sponsor to use its committed capital to enter into non-redemption/non-sale agreements would be contingent on a minimum PIPE Investment Amount of $250 million. AMCI and its advisors then met via telephone conference to discuss the terms of the revised draft of the LOI.
On October 28, 2021, AMCI sent Barclays a further revised draft of the LOI providing that LanzaTech’s directors and officers would be subject to a 12-month lock-up, subject to certain exceptions and subject to early release if the post-closing New LanzaTech per share stock price were to trade above $12 for any 20 trading days during any 30-trading day period commencing 150 days after the closing, which is the same lock-up period that the AMCI directors and officers agreed to in their IPO letter agreement.
On November 2, 2021, AMCI and LanzaTech executed the LOI and began to work together toward a potential business combination. The LOI reflected an indicative pre-transaction value for LanzaTech of $1.790 billion (consisting of a pre-transaction equity value of $1.7 billion plus LanzaTech’s net cash position at closing of the transaction, assuming such closing occurs on March 31, 2022), an anticipated PIPE Investment Amount of $250 million, a closing condition requiring minimum cash of $250 million, up to one-third of the AMCI Insiders’ founder shares being subject to forfeiture on a pro rata basis relative to the percentage of Class A common stock redeemed between 50% and 100%, if any, and a six-month lock-up period for LanzaTech stockholders other than its directors and officers, and a 12-month lockup on LanzaTech’s directors and officers, subject to certain exceptions and subject to early release if the per share price of New LanzaTech Common Stock were to trade above $12 for any 20 trading days during any 30-trading day period commencing 150 days after the closing of the transaction. The parties understood that the non-binding terms of the LOI would be subject to adjustment based on market conditions and feedback from prospective PIPE Investors. The LOI also provided for a mutual exclusive negotiation period of 45 days. AMCI viewed the negotiated terms as favorable and fair, given the then-current market dynamics, and was amenable to moving forward toward a definitive agreement.
In the following months until the announcement of the Business Combination, AMCI continued its due diligence of LanzaTech. AMCI, with the assistance of White & Case and Evercore, conducted a review of the VDR, which covered commercial, technical, financial, legal and other topics. AMCI, Evercore and White & Case had several calls with LanzaTech’s management, which covered topics relating to general corporate matters, material contracts, intellectual property, environmental matters and other customary due diligence areas. In addition, AMCI and White & Case had several calls with LanzaTech’s management, which covered topics relating to audit and internal controls and employee benefits.

From November 2, 2021, through November 4, 2021, LanzaTech management and AMCI’s representatives held in-person diligence sessions at LanzaTech’s facilities. The teams met at LanzaTech’s Freedom Pines facility in Soperton, Georgia for a business due diligence session, where AMCI received a tour of the facility. AMCI was hosted by Dr. Sean Simpson, co-founder and Chief Scientific Officer of LanzaTech. Following the site visit at Freedom Pines, the AMCI and LanzaTech representatives travelled to Skokie, Illinois to continue further business diligence discussions. These sessions included a walkthrough of LanzaTech’s named opportunity pipeline from Mr. Trukenbrod, and an in-depth review of plant level economics with Dr. Robert Conrado, VP, Engineering Design and Development of LanzaTech. Additionally, AMCI met with Jimmy Samartzis, Chief Executive Officer of LanzaJet, a company in which LanzaTech holds a significant minority interest, at the LanzaJet corporate office, for a business diligence session. For further discussion of LanzaJet and LanzaTech’s interest in LanzaJet, see the sections entitled “Business of New LanzaTech” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LanzaTech.”
Following these due diligence sessions, AMCI continued to conduct market research and technical due diligence. On November 8, 2021, AMCI had an introductory call with NexantECA, a leading consulting firm in the energy, refining and chemicals industries, who had previously performed technical due diligence on LanzaTech’s technology. After considering NexantECA’s due diligence findings, AMCI decided to engage NexantECA to perform a techno-economic analysis of LanzaTech’s technology, in part due to its familiarity with the technology. AMCI continued to hold calls with various market experts, including those at Bloomberg L.P. and S&P Global Platts, to further understand global end-market dynamics for LanzaTech’s products, including the biofuels, green chemicals, SAF and ethanol markets, among others.
In early November 2021, AMCI and LanzaTech continued discussion on how best to ensure a successful transaction. AMCI and LanzaTech decided it would be beneficial to hire an additional financial advisor to act as a placement agent in connection with the Private Placement, and AMCI began discussions with Goldman Sachs & Co. LLC (“Goldman Sachs”) to that end.
On November 8, 2021, AMCI and LanzaTech organized a conference call among the parties and their representatives, including Barclays, Evercore, White & Case and Covington & Burling LLP, legal advisor to LanzaTech (“Covington”), to discuss the timeline for completion of due diligence, negotiation of definitive documents and securing commitments from potential PIPE Investors. The following day, representatives of White & Case and Covington held a conference call to discuss the process of preparation of the various definitive documents for the transaction. On that call, it was agreed, among other things, that Covington would prepare initial drafts of the Merger Agreement, Registration Rights Agreement and form of Lock-Up Agreement, while White & Case would prepare the initial drafts of the LanzaTech Stockholder Support Agreement, Sponsor Support Agreement and form of Subscription Agreement.
From November 15, 2021, through November 19, 2021, members of AMCI travelled to Europe to visit various customers, partners and investors of LanzaTech, in meetings that had been arranged by LanzaTech. AMCI toured LanzaTech’s carbon capture and transformation facility at ArcelorMittal’s steel mill in Ghent, Belgium and met with executives of ArcelorMittal Belgium NV to discuss the project in greater detail. They discussed ArcelorMittal’s rationale for building the facility and various technical aspects of the project to help AMCI understand how LanzaTech’s technology is expected to be replicated both across ArcelorMittal’s other facilities and at other steel mills globally. This conversation gave the AMCI team an important understanding of how LanzaTech’s partners were thinking about constructing plants, which in AMCI’s view was consistent with the plant rollout plan contemplated in LanzaTech’s financial model.
In addition to conversations with ArcelorMittal, AMCI had discussions with select LanzaTech CarbonSmart customers, including Mibelle and On Running. AMCI used these conversations to assess the end-market demand for LanzaTech’s CarbonSmart products. Mibelle and On Running both emphasized that they saw a need to shift toward sustainable inputs and materials and away from fossil-based inputs and materials. Both companies further indicated they believed that LanzaTech’s CarbonSmart products would play a vital role in this transition toward a more sustainable and circular supply chain.
AMCI also met with Primetals, a LanzaTech equity investor with significant experience in the metals space. During that conversation, Primetals discussed the importance of LanzaTech’s technology in decarbonizing the steel industry. In particular, Primetals emphasized that most other efforts to decarbonize require significant changes to existing infrastructure whereas LanzaTech can serve as a bolt-on to existing facilities. Furthermore, Primetals noted the potential market opportunity of LanzaTech’s technology in developing economies such as India, which are currently undergoing rapid industrialization and will continue to heavily rely upon integrated steel production for the foreseeable future and additional feedstocks such as refinery off-gas and municipal solid waste, among others.
Ultimately, the meetings in Europe solidified AMCI’s views on the potential for LanzaTech’s technology, business model and total addressable market. The various customer, partner and investor meetings that AMCI held to that date provided important input and helped AMCI conclude that, in the field of carbon capture and transformation, LanzaTech’s unique technology platform has a competitive advantage. This view was formed from meetings that AMCI had conducted on its own and those that LanzaTech had helped facilitate. Furthermore, these customer interviews also indicated that several customers were interested in pursuing additional projects with LanzaTech.
On November 21, 2021, Covington provided an initial draft of the Merger Agreement to White & Case, which contained principal transaction terms generally consistent with the LOI and other terms consistent with market practices for similar transactions. Further, on December 7, 2021, White & Case provided Covington with an initial draft of the LanzaTech Stockholder Support Agreement. Negotiations between the parties in connection with the Merger Agreement and LanzaTech Stockholder Support Agreement ran in parallel with confirmatory due diligence and, as further discussed below, preparatory work for the Private Placement in the ensuing weeks.
On December 17, 2021, AMCI and LanzaTech amended the LOI to extend the exclusive negotiation period for an additional 45 days, to January 31, 2022.
On December 22, 2021, AMCI had a discussion with Evercore regarding the Private Placement market positioning of LanzaTech and identify target investors. AMCI also had an update call with NexantECA to discuss the status update of the technoeconomic analysis that NexantECA was performing.
In the following weeks, AMCI and LanzaTech, along with their advisors, continued to hold working sessions and prepared marketing materials for the Private Placement process.
On January 6, 2022, AMCI entered into a placement agent engagement letter with Goldman Sachs (who pursuant thereto and prior to its resignation, was also appointed to act as a capital markets advisor to AMCI), Evercore (who, pursuant thereto, was also named as a capital markets advisor to AMCI, in addition to its role as AMCI’s exclusive financial advisor in connection with the Business Combination) and Barclays (who is also serving as LanzaTech’s exclusive financial advisor in connection with the Business Combination and as a capital markets advisor to LanzaTech) for each of the foregoing financial institutions to serve as a co-placement agent in the Private Placement. After carefully considering the potential benefits of engaging each of Evercore and Barclays in connection with the Private Placement, while they continued to serve as financial advisors respectively to AMCI and LanzaTech, AMCI and LanzaTech each consented to Barclays’ and Evercore’s continuing engagement as financial advisors and waived any potential conflicts of interest arising from their dual roles as placement agents upon determining that the engagement of Barclays and Evercore in these roles would be in the respective best interests of AMCI and LanzaTech. Under the placement agent engagement letter, which engagement letter was amended on April 25, 2022, prior to their respective resignations, each of Barclays and Evercore were entitled to a flat fee of $500,000 and Goldman Sachs was entitled to a fee of $5,000,000 (which was based on the amount of gross proceeds of the Private Placement), in each case payable upon the consummation of the Business Combination. Neither Goldman Sachs nor Evercore was entitled to receive a separate fee for its services as a capital markets advisor to AMCI.
With respect to Goldman Sachs’s and Evercore’s respective roles as a placement agent and capital markets advisor, Goldman Sachs and Evercore facilitated discussions with potential PIPE Investors, assisted AMCI management in identifying companies to be included in the Selected Public Company Analysis described below and assisted in the preparation of the investor presentation used in connection with the Private Placement. However, each of Barclays, Evercore and Goldman Sachs subsequently advised AMCI that it resigned from its role as placement agent in the Private Placement and all of its other roles in connection with the Business Combination, and will not be receiving any compensation for any such role. Prior to its resignation, none of Barclays, Evercore or Goldman Sachs provided a valuation report, fairness opinion, or appraisal in connection with the Business Combination. See the section entitled “— Resignations and Fee Waivers of the Advisors” below for more information.
On January 10, 2022, AMCI had a discussion with White & Case to discuss the key issues outstanding on the LanzaTech Stockholder Support Agreement, which were particularly focused on the timeline to achieve the requisite approval from key LanzaTech stockholders and the voting requirements that could be satisfied by obtaining commitments from the intended signatories of the LanzaTech Stockholder Support Agreement.
On January 10, 2022, AMCI had a call with NexantECA to discuss their initial technoeconomic analysis of LanzaTech. AMCI, assisted by its board member Jill Watz, provided feedback to the NexantECA team on the initial analysis presented.
Following continued discussions regarding the LanzaTech Requisite Approval and the level of support achievable by potentially obtaining signatures to the LanzaTech Stockholder Support Agreement by its prospective parties, and in parallel with AMCI’s due diligence efforts and preparations and discussions for the Private Placement, the parties also refocused on negotiating the Merger Agreement, the LanzaTech Stockholder Support Agreement and other ancillary agreements.
On January 13, 2022, White & Case, on behalf of AMCI, e-mailed to Covington, on behalf of LanzaTech, and to the placement agents’ outside legal counsel, an initial draft of the Subscription Agreement to be entered into between AMCI and each PIPE Investor, pursuant to which each PIPE Investor would agree to purchase shares of Class A common stock at a price of $10.00 per share, and each such purchase would be consummated substantially concurrently with the closing of the Business Combination, subject to the terms and conditions set forth therein. Following negotiations among White & Case, on behalf of AMCI, Covington, on behalf of LanzaTech, and the placement agents’ outside legal counsel, on behalf of the placement agents, on January 24, 2022, the form of Subscription Agreement was made available to the prospective PIPE Investors.
In addition, beginning on January 13, 2022, representatives of Goldman Sachs, Evercore and Barclays began contacting potential PIPE Investors to discuss LanzaTech’s business, the proposed Business Combination and the Private Placement and to determine such investors’ potential interest in participating in the Private Placement. AMCI and LanzaTech management held virtual meetings with a select group of potential investors.
On January 20, 2022, Covington provided White & Case an initial draft of the Registration Rights Agreement.
Starting from the week of January 24, 2022, various prospective PIPE Investors provided comments to the form of Subscription Agreement. In the following weeks, taking into account those comments, the parties worked toward a final form of the Subscription Agreement.
The parties and their respective counsels continued to negotiate, and exchange drafts of, the Merger Agreement and other ancillary documents. After the parties had substantially agreed on the draft of the LanzaTech Stockholder Support Agreement, on January 27, 2022, White & Case also provided an initial draft of the Sponsor Support Agreement, which was negotiated and finalized in the ensuing weeks. A form of Lock-Up Agreement was also provided by Covington on February 10, 2022, and finalized over the ensuing weeks.
In the ensuing weeks, the parties continued to seek commitments from additional PIPE Investors, and to finalize the drafts of all the transaction agreements. They also finalized the determination of and agreed on the Equity Value for LanzaTech of $1.817 billion (which was calculated taking into account updated and assumed LanzaTech cash balances and pre-closing uses of cash and including the exercise prices of outstanding LanzaTech options and warrants).
On March 6, 2022, the AMCI Board held a special board meeting via video conference to discuss the Business Combination, Private Placement commitments and the terms of the definitive agreements. Messrs. Patel and Beem briefed the AMCI Board on the material transaction terms, which remained materially consistent with those set forth in the LOI previously distributed to the AMCI Board, with the exception of the PIPE Investment Amount. AMCI management and the AMCI Board discussed the revised PIPE Investment Amount and the associated risks. AMCI management and the AMCI Board then had discussions about the impacts of a smaller Private Placement and the ability to satisfy the minimum cash condition. Representatives from White & Case reviewed with the AMCI Board its fiduciary duties and presented to the AMCI Board its key legal due diligence findings. Following these presentations and deliberation among the board members, the AMCI Board determined that LanzaTech fit within AMCI’s investment strategy as it is a business providing decarbonization and sustainability solutions to the global industrial complex, consistent with the criteria laid out in AMCI’s IPO prospectus. The AMCI Board unanimously determined that the Business Combination is in the best interests of AMCI and its stockholders, approved the Merger Agreement and recommended that AMCI Stockholders adopt the Merger Agreement and approve the Business Combination Proposal, the Charter Proposals, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the Director Election Proposal and, if applicable, the Adjournment Proposal.
On March 7, 2022, based on expressions of interest from potential PIPE Investors and prevailing market conditions, the parties finalized the PIPE Investment Amount allocation at $125 million, which includes the proceeds from the AM SAFE Note.
On March 8, 2022, the parties entered into the Merger Agreement, AMCI entered into the Initial Subscription Agreements for the Private Placement with certain accredited investors, and the relevant parties entered into the LanzaTech Stockholder Support Agreement and the Sponsor Support Agreement. On the same day, after the execution of the Merger Agreement and related documents, AMCI and LanzaTech issued a joint press release announcing the Business Combination, which was filed as an exhibit to a Current Report on Form 8-K along with an investor presentation prepared by members of AMCI’s and LanzaTech’s respective management and used in connection with meetings with the PIPE Investors, a transcript of a webcasted joint investor conference call discussing the Business Combination, the Merger Agreement, the Sponsor Support Agreement, the LanzaTech Stockholder Support Agreement, the form of Registration Rights Agreement, the form of Lock-Up Agreement, and the form of Subscription Agreement.
On May 6, 2022 and May 20, 2022, AMCI received notice and a formal letter, respectively, from Goldman Sachs advising, among other things, that it has resigned from its roles as co-placement agent in the Private Placement and as co-capital markets advisor to AMCI, waived its right to receive its $5 million fee and reimbursement of any expenses to be earned in connection with such roles and disclaimed any responsibility for any part of this proxy statement/prospectus. See “— Resignations and Fee Waivers of the Advisors” for additional information.
Throughout June and July 2022 and in preparation for the filing of an amendment to the registration statement of which this proxy statement/prospectus forms a part in response to comments from the staff of the SEC, counsel to the Advisors provided comments to the proxy statement/prospectus on behalf of the Advisors clarifying the circumstances of Goldman Sachs’s resignation and its disassociation with the disclosure herein as a result of its decision to withdraw from participating in the transaction. The focus of other comments was on the proxy statement/prospectus generally and not on any specific disclosure regarding the circumstances surrounding the resignations of the Advisors. In general, no substantive disclosure comments were received on behalf of the Advisors after the last date of resignation.
From June through September, 2022, AMCI and LanzaTech held numerous calls both alone and with their respective advisors to discuss the de-SPAC market and various options to raise additional PIPE capital and minimize redemptions by public stockholders.
On July 11, 2022, LanzaTech management and Messrs. Patel and Beem had a call to discuss LanzaTech’s right under the Merger Agreement to terminate the Business Combination if AMCI did not raise additional financing (the ‘‘Proposed Additional Financing’’) to satisfy the Minimum Closing Cash Condition (previously $250,000,000) by July 7, 2022, which termination right was provided under the Merger Agreement at that time (before the same was amended to eliminate such termination right on December 7, 2022). On the call, LanzaTech management conveyed that the LanzaTech board of directors (the “LanzaTech Board”)

had decided not to exercise such right at that time and agreed to allow AMCI additional time to raise the Proposed Additional Financing.
Throughout August and September, 2022, Messrs Patel and Beem from AMCI held weekly calls with LanzaTech management to discuss a range of topics, including LanzaTech’s operating business, strategies to raise additional PIPE capital and minimize redemptions by public stockholders and other potential transactions.
On August 16, 2022, following the completion of LanzaJet’s financial statement audit, the audit committee of the LanzaTech Board, after discussion with LanzaTech’s management and LanzaTech’s independent registered public accounting firm, Deloitte & Touche, LLP (‘‘Deloitte’’), identified certain errors in accounting for its equity method investment in LanzaJet in its previously issued financial statements as of and for the fiscal years ended December 31, 2021 and December 31, 2020. On August 23, 2022, after further discussion with LanzaTech’s management and Deloitte, the audit committee concluded that the errors, though individually immaterial, were material when considered in the aggregate, and that LanzaTech’s financial statements as of and for the fiscal years ended December 31, 2021 and December 31, 2020 should no longer be relied upon. The errors leading to restatement were communicated to and discussed with AMCI upon their discovery. The AMCI Board considered the circumstances surrounding the restatement and concluded that it did not negatively impact its decision to proceed with the Business Combination primarily because of the individually immaterial adjustments. For additional information and a detailed discussion of the restatement, see Note 2, “Summary of Significant Accounting Policies — Restatement” in LanzaTech’s consolidated financial statements, which are included elsewhere in this proxy statement/prospectus.
On September 7, 2022, the LanzaTech Board approved a revised financial forecast, which LanzaTech provided to AMCI on September 8, 2022. The financial forecast projections were revised to reflect the latest views on its project pipeline, the timing and probability of specific projects advancing through the pipeline, adjustments in the revenue recognition structure of its CarbonSmart business, modifications to the accounting treatment of LanzaJet as a LanzaTech equity method investee, and modifications to its co-development model, which focuses on the utilization of third-party capital from recently established partnerships to invest in projects where LanzaTech takes a more active project development role. See the section entitled “— Certain LanzaTech Projected Financial Information” below for additional information.
On September 9, 2022, members of AMCI management held a call with LanzaTech’s management regarding LanzaTech’s revised financial forecast. During the discussions, the parties discussed the changes to the forecast including updates based on 2022 actual financials, LanzaTech’s projected pipeline and timing, changes to revenue recognition of LanzaTech’s CarbonSmart business, accounting changes for LanzaTech’s investment in LanzaJet and the addition of third party capital from the Brookfield Framework Agreement minimizing the need for LanzaTech to use its own cash in projects. After this call, AMCI and LanzaTech agreed to reconvene the following week to further discuss the forecast with AMCI’s advisors on the call.
On September 16, 2022, AMCI and LanzaTech held an additional call with Evercore and Barclays to further discuss the revised financial forecast. During the call, members of LanzaTech management provided a comprehensive overview of the revised forecast. Key topics of discussion included an update on 2022 financials and the key changes as compared to the initial forecast and an update on how plants were progressing through the pipeline, as well as a status update on plants that were expected to begin production in 2022. Furthermore, the teams discussed in length the status of each of the six plants that were supposed to be operational in 2022 to assess the status of each plant and when it was expected to be in operation. On the CarbonSmart side of the business, LanzaTech provided an update on new agreements and projects with various consumer product companies. Additionally, there were discussions around the accounting treatment of CarbonSmart, and LanzaTech updated the AMCI team on key material changes to LanzaTech’s accounting policy. Further discussion relating to this accounting treatment ensued, and LanzaTech reaffirmed its calculation of Adjusted EBITDA and the associated adjustments and changes relative to the forecast that it had previously provided, as well as the expected impact of the Brookfield Framework Agreement. Beyond the updates to the FY2022 forecast, the teams discussed the changes to the long-term forecast including: adjustments to the pipeline methodology and weightings, the updated pipeline reflecting new business agreements to date, any changes in the feedstock mix or plant types in the pipeline, and the impact of the Brookfield Framework Agreement on the pipeline. LanzaTech also gave an update on funding requirements and the proposed use of proceeds, including the impact of the Brookfield Framework Agreement on the proposed financing needs.
On September 27, 2022, AMCI management sent LanzaTech’s revised financial forecast to the AMCI Board, along with explanations of the changes and a summary of the Brookfield Framework Agreement.
On September 27, 2022 and September 29, 2022, AMCI received notice and a formal letter, respectively, from Evercore advising, among other things, that it has (i) resigned from and has ceased or refused to act in, its roles as co-placement agent, co-capital markets advisor and exclusive financial advisor to AMCI and as underwriter in AMCI’s IPO and every capacity and relationship in which it is described in this proxy statement/prospectus pursuant to Section 11(b)(1) of the Securities Act, (ii) waived its right to receive an aggregate of $13.05 million in fees, all of which were contingent upon and payable upon the closing of the Business Combination, consisting of $500,000 for its role as co-placement agent, $7.5 million for its role as exclusive financial advisor and $5.05 million of deferred underwriting fees accrued from its participation in AMCI’s IPO, as well as any expense reimbursements owed to it under those arrangements, and (iii) disclaimed any responsibility for any portion of this proxy statement/prospectus. In preparation for the filing of Amendment No. 1 to the Form S-4 of which this proxy statement/prospectus forms a part, our management considered the terms of Evercore’s engagement as exclusive financial advisor and co-placement agent, and on or about October 11, 2022, determined that disclosure regarding such arrangements and aggregate fees of $8.0 million had been omitted from the footnotes contained in the previously-issued financial statements, which led to the identification of a material weakness in AMCI’s internal control over financial reporting. See “Risk Factors — We and LanzaTech have identified material weaknesses in our internal control over financial reporting. While some of AMCI’s material weaknesses have been remediated, they could continue to adversely affect New LanzaTech’s ability to report its results of operations and financial condition accurately and in a timely manner.”
On September 27, 2022 and September 28, 2022, counsel to the Advisors provided comments to the registration statement on behalf of the Advisors regarding the disclosure on various redemption scenarios and the disclosure of the Outside Date, LanzaTech’s patents, the Proposed Additional Financing, and the impact of COVID-19 on LanzaTech.
On September 28, 2022, the AMCI Board convened a call with members of AMCI management to discuss the revised financial forecast. All members of the AMCI Board attended the call. During the call, members of AMCI management walked the AMCI Board through the financials and proceeded to answer questions. After discussing the changes to the 2022 forecast, the expected impacts to LanzaTech’s longer-term forecast and the expected impact from the Brookfield Framework Agreement in more detail, the AMCI Board and AMCI management reiterated their support to proceed with the business combination with LanzaTech.
On September 30, 2022, AMCI and LanzaTech received notice and a formal letter from Barclays advising, among other things, that it has resigned from its roles as co-placement agent in the Private Placement and M&A financial advisor and capital markets advisor to LanzaTech and every capacity and relationship in which it is described in this proxy statement/prospectus and that is has waived its right to receive all such fees and expense reimbursements owed to it pursuant to such roles, including a $500,000 fee as co-placement agent in the Private Placement and, assuming no redemptions, an aggregate sell-side advisory fee of approximately $12.39 million, and disclaimed any responsibility for any part of this proxy statement/prospectus.
During September and October 2022, LanzaTech and other LanzaJet shareholders negotiated and agreed to terms with LanzaJet for a Note Purchase Agreement (the “LanzaJet Note Purchase Agreement”) pursuant to which FPF, a wholly-owned subsidiary of LanzaJet, would issue, from time to time, notes in an aggregate principal amount of up to $147.0 million.
On October 2, 2022 LanzaTech entered the Brookfield Framework Agreement and the Brookfield SAFE. Prior to this date, LanzaTech had been exploring options to partner with infrastructure funds and investment firms to facilitate the investment of capital into projects. Discussions between LanzaTech and Brookfield began in early 2022, following the wall-crossing of Brookfield and the introduction of LanzaTech to principals at Brookfield with whom AMCI had previously worked. After the introduction by AMCI,

LanzaTech and Brookfield discussed the principles of the Brookfield Framework Agreement directly, agreeing on a term sheet and an exclusivity agreement in June 2022. Following the signing of a term sheet, Brookfield and LanzaTech began negotiating the definitive Brookfield Framework Agreement and Brookfield SAFE, which were entered into on October 2, 2022.
On October 18, 2022, AMCI entered into the Additional Subscription Agreements for the Additional PIPE Investment with certain accredited investors.
On November 4, 2022 and November 27, 2022, AMCI received, respectively, the SEC staff’s comment letter to amendment no. 1 and comment letter to amendment no. 2 to the registration statement of which this proxy statement/prospectus forms a part and shared such comment letters with counsel to the Advisors. Counsel to the Advisors indicated that they would share with each of the Advisors only the comments that related to such Advisors. AMCI and LanzaTech prepared the disclosure in response to the SEC staff’s comments (including any comments relating to the Advisors), sharing such proposed disclosure with counsel to the Advisors and allowing them to comment. Except as set forth above in “— Background of the Business Combination,” no substantive disclosure comments were received on behalf of the Advisors in connection with filing amendments no. 1, no. 2 or no. 3 to the registration statement, and counsel to the Advisors raised no objections to the disclosure that AMCI and LanzaTech prepared in response to the comments of the SEC staff.
On November 9, 2022, LanzaTech and the other LanzaJet shareholders entered into the LanzaJet Note Purchase Agreement. In connection therewith, LanzaTech committed to purchase $5.5 million of Subordinated Secured Notes in a funding expected to occur on May 1, 2023.
In the weeks that followed the entry into the Additional Subscription Agreements, LanzaTech and AMCI continued to consider and discuss the path toward successful completion of the Business Combination, including in a manner that took into account the financing needs of New LanzaTech following the Business Combination, and in light of the expected timeline to close the transaction. In their discussions, AMCI and LanzaTech agreed that the parties would not be able to complete the transaction by the original Outside Date of December 7, 2022, and that they wished to extend such date in order to allow for consummation of the Business Combination. In addition, the parties recognized that the original Minimum Closing Cash Condition, which required combined proceeds of $250,000,000 for New LanzaTech, would be challenging to satisfy, despite the efforts to obtain financing from additional PIPE Investors or otherwise. AMCI and LanzaTech agreed it would be necessary to amend the terms of the Merger Agreement to, among other things, reflect revised terms consistent with those discussions, and that each of the PIPE Investors would also need to agree to an extended Outside Date under its respective Subscription Agreement, and to consent to certain of the amendments proposed to be made to the Merger Agreement.
On November 9, 2022, Covington provided to White & Case initial drafts of an Amendment No. 1 to the Merger Agreement and a form of Amendment and Consent to be executed by each of the PIPE Investors under its respective Subscription Agreement. The draft of Amendment No. 1 to the Merger Agreement contemplated, among other things, (i) that the proceeds of the Brookfield SAFE to LanzaTech be counted toward satisfaction of the Minimum Closing Cash Condition, (ii) the express assumption of the Brookfield SAFE (including Brookfield’s right to be issued shares of New LanzaTech thereunder) by AMCI effective as of the closing of the Business Combination, (iii) the elimination of LanzaTech’s termination right in the event that AMCI did not raise, by July 7, 2022, the Proposed Additional Financing in an amount sufficient to satisfy the Minimum Closing Cash Condition, (iv) a commitment of AMCI to take such actions as may be necessary to satisfy the Minimum Closing Cash Condition, including by causing the Sponsor to pay for transaction expenses or securing additional Subscription Agreements or agreements from the public stockholders not to redeem their shares, and (v) the extension of the Outside Date to a date to be agreed by the parties before execution of such Amendment No. 1. The form of Amendment and Consent with respect to the Subscription Agreements contemplated that each PIPE Investor would broadly consent to the terms of Amendment No. 1 to the Merger Agreement, and agree to extend the Outside Date under the applicable Subscription Agreement to the same date as would be provided in the amended Merger Agreement.
During the days that followed circulation of those drafts, AMCI and LanzaTech continued to discuss the feasibility of satisfying the Minimum Closing Cash Condition, and the timeline for this proxy statement/prospectus to become effective, for the Special Meeting to be held and for the Business

Combination to be consummated. The parties agreed to lower the Minimum Closing Cash Condition from $250,000,000 to $230,000,000, reflecting the proceeds secured at that point under the Private Placement (after taking into account the Additional Subscription Agreements) and the Brookfield SAFE and that, in order to minimize the impact of redemptions by the public stockholders, AMCI would seek to enter into non-redemption agreements with public stockholders in an amount sufficient at least to cover the transaction expenses of AMCI and LanzaTech. The parties also agreed that they would propose February 28, 2023 as the new Outside Date.
As a result of those discussions, on November 22, 2022, Covington circulated to White & Case a revised draft of Amendment No. 1 to the Merger Agreement, providing for a revised dollar amount of $230,000,000 as being the balance of cash necessary to satisfy the Minimum Closing Cash Condition, and a new Outside Date of February 28, 2023. Covington also revised the form of Amendment and Consent proposed to be signed by the PIPE Investors, also reflecting a new Outside Date of February 28, 2023.
Later on that same day, White & Case circulated a revised draft of Amendment No. 1 to the Merger Agreement. In that revised draft, among other revisions, AMCI removed the proposed commitment on its part to take the actions that are necessary to satisfy the Minimum Closing Cash Condition (including the requirement to have the Sponsor pay for transaction expenses to the extent necessary thereto), and replaced that with an obligation on the part of AMCI to use commercially reasonable efforts to enter into non-redemption agreements with public stockholders, representing an amount as may be necessary to satisfy the Minimum Closing Cash Condition. In addition, White & Case circulated a proposed amendment to the Sponsor Support Agreement, providing that the at-risk founder shares to be forfeited pursuant to the terms of the Sponsor Support Agreement be reduced by such number of founder shares offered by AMCI to public stockholders as an incentive for those public stockholders to enter into such non-redemption agreements, but limited to a reduction of up to 1,250,000 founder shares.
Over the following few days, AMCI and LanzaTech continued to discuss the proposed amendments and the revisions made by AMCI to the latest drafts, and they agreed on the proposal reflected in AMCI’s latest drafts. In parallel, counsel to the parties made final revisions to the draft of all relevant amendments and finalized them on November 25, 2022.
Starting on November 28, 2022, AMCI and LanzaTech circulated the proposed draft Amendment No. 1 to the Merger Agreement, and the relevant form of Amendment and Consent under the applicable Subscription Agreement, to each of the PIPE Investors, and solicited their consent to the proposed documents. By December 7, 2022, all PIPE Investors agreed to the proposed documents and provided their consent thereto.
Over the course of the week of December 5, 2022, AMCI’s management briefed the AMCI Board on the proposed amended documents, discussing the revised terms of the Merger Agreement, Sponsor Support Agreement and the outcome of discussions with the PIPE Investors with respect to the proposed amendments to the Subscription Agreements. Following these discussions, on December 7, 2022, the AMCI Board approved the revised terms of the Merger Agreement, the Sponsor Support Agreement and the Amendment and Consents between AMCI and each of the PIPE Investors by unanimous written consent. The AMCI Board unanimously determined that the entry into Amendment No. 1 to the Merger Agreement, Amendment No. 1 to the Sponsor Support Agreement and each Amendment and Consent under the applicable Subscription Agreement were in the best interests of AMCI and its stockholders, and reaffirmed its approval of the Merger Agreement (as so amended) and its recommendation that the AMCI Stockholders adopt the Merger Agreement (as so amended) and approve the Business Combination Proposal.
On December 7, 2022, the applicable parties entered into Amendment No. 1 to the Merger Agreement, Amendment No. 1 to the Sponsor Support Agreement and each Amendment and Consent under the Subscription Agreements.
Resignations and Fee Waivers of the Advisors
On May 6, 2022 and May 20, 2022, AMCI received notice and a formal letter, respectively, from Goldman Sachs advising, among other things, that it has resigned from its roles as co-placement agent in the Private Placement and as co-capital markets advisor to AMCI, waived its right to receive its $5 million fee and reimbursement of any expenses to be earned in connection with such roles and disclaimed any responsibility for any part of this proxy statement/prospectus. On September 27, 2022 and September 29, 2022, AMCI received notice and a formal letter, respectively, from Evercore advising, among other things, that it has (i) resigned from and has ceased or refused to act in, its roles as co-placement agent, co-capital markets advisor and exclusive financial advisor to AMCI and as underwriter in AMCI’s IPO and every capacity and relationship in which it is described in this proxy statement/prospectus pursuant to Section 11(b)(1) of the Securities Act (ii) waived its right to receive an aggregate of $13.05 million in fees, all of which were contingent upon and payable upon the closing of the Business Combination, consisting of $500,000 for its role as co-placement agent, $7.5 million for its role as exclusive financial advisor and $5.05 million of deferred underwriting fees accrued from its participation in AMCI’s IPO, as well as any expense reimbursements owed to it under those arrangements, and (iii) disclaimed any responsibility for any portion of this proxy statement/prospectus. Neither Goldman Sachs nor Evercore were owed a separate fee for their roles as co-capital markets advisors to AMCI. On September 30, 2022, AMCI and LanzaTech received notice and a formal letter from Barclays advising, among other things, that it has resigned from its roles as co-placement agent in the Private Placement and M&A financial advisor and capital markets advisor to LanzaTech and every capacity and relationship in which it is described in this proxy statement/prospectus and that is has waived its right to receive all such fees and expense reimbursements owed to it pursuant to such roles, including a $500,000 fee as co-placement agent in the Private Placement and, assuming no redemptions, an aggregate sell-side advisory fee of approximately $12.39 million, and disclaiming any responsibility for any part of this proxy statement/prospectus. As a result of this resignation and the associated waiver of fees, the transaction fees payable by AMCI and LanzaTech at the consummation of the Business Combination will be reduced by an aggregate of $31.89 million. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information and the estimated transaction fees and expenses required to be paid in connection with the Business Combination. The Advisors did not communicate to AMCI or LanzaTech the reasons leading to their respective resignations or the waiver of their fees after doing substantially all of the work to earn certain of their fees. AMCI and LanzaTech did not seek out the reasons for the Advisors’ respective resignations and forfeiture of fees and the Advisors did not discuss the reasons for their resignations and forfeiture of fees with AMCI or LanzaTech. There is no dispute among any of the parties with respect to the services provided or the resignation of the Advisors.
At no time prior to or after their resignation did the Advisors indicate that they had any specific concerns with the Business Combination and each of AMCI and LanzaTech has no reason to believe that the Advisors were in disagreement with the contents of this proxy statement/prospectus or the registration statement of which it forms a part. The Advisors did not prepare or provide any of the disclosure in this prospectus/proxy statement or any other materials or work product, but, prior to its resignation, Barclays assisted LanzaTech’s management and board by providing general financial and capital advisory services, assisting in comparable and market analysis, and providing market commentary. The Advisors did not prepare or assist in the preparation of the projections LanzaTech discussed with AMCI on September 13, 2021, the January 2022 Projections or the September 2022 Projections. In their roles as co-placement agents in the Private Placement, the Advisors assisted AMCI management in selecting the companies to include in the Selected Public Company Analysis as described in the section entitled “AMCI Board Reasons for the Approval of the Business Combination — Financial Analysis”, as well as in identifying potential PIPE Investors and assisting AMCI in preparing the PIPE presentation that was provided to such potential PIPE Investors. In addition, in its role as financial advisor to AMCI, Evercore assisted AMCI management with organizing and providing industry and market data and other relevant third-party market information as well as a financial and valuation benchmarking analysis, which included a sensitivity analysis based on key drivers to LanzaTech’s business and a sum-of-the-parts analysis regarding LanzaTech’s equity investment in LanzaJet. None of the Advisors were responsible for the preparation of any materials reviewed by AMCI’s board of directors or management. See “The Business Combination Proposal — Background of the Business Combination” for further information regarding the assistance provided by the Advisors to AMCI and LanzaTech. Nevertheless, had the Advisors not resigned from their roles as co-placement agents in the Private Placement, they would have remained responsible for continued outreach to various potential PIPE Investors to help unless waived, reach the Minimum Closing Cash Condition that is required to consummate the Business Combination. Other than such services, the services provided by the Advisors prior to their resignations were substantially complete at the time of their resignation and they were not expected to play any material role at the Closing. AMCI and LanzaTech do not expect that the resignation of the Advisors will affect the timing or completion of the Business Combination. Instead, the resignations will reduce the aggregate transaction fees required to be paid at Closing, which will decrease the cash needed to be raised by AMCI to meet the Minimum Closing Cash Condition. The Advisors’ resignation did not impact the AMCI Board’s analysis of or continued support of the Business Combination.
None of the Advisors or any of their affiliates have informed AMCI or LanzaTech or, to the knowledge of AMCI or LanzaTech, the PIPE Investors, that it is in disagreement with the information previously provided to AMCI or LanzaTech (upon which each of AMCI’s and LanzaTech’s management, as the case may be, conducted its own independent analysis and made its own conclusions). Accordingly, AMCI and LanzaTech have no reason to believe that the resignation of the Advisors signifies that the information provided by the Advisors to AMCI or LanzaTech, as the case may be, is no longer reliable, and each of AMCI’s and LanzaTech’s management, as the case may be, independent analysis and conclusions in relation to such information have also not changed as a result of the Advisors’ resignations.
In addition, as with all other members of the transaction working group, the Advisors received drafts of this proxy statement/prospectus prepared by AMCI and LanzaTech and provided limited comments in the ordinary course. Counsel for the Advisors provided such comments at varying times during the course of the preparation of this proxy statement/prospectus. Counsel to the Advisors provided comments before and after the first filing of the registration statement of which this proxy statement/prospectus forms a part, clarifying the circumstances of Goldman Sachs’s resignation and its disassociation with the disclosure herein as a result of its decision to withdraw from participating in the transaction. The focus of other comments was on the proxy statement/prospectus generally and not on any specific disclosure regarding the circumstances surrounding the resignations of the Advisors. Aside from the comments mentioned above related to Goldman Sachs, no substantive disclosure comments were received on behalf of the Advisors after the respective last dates of resignation of any of them. Throughout the course of the drafting of the proxy statement/prospectus, counsel to the Advisors has been involved and provided comments where applicable. Any such comments were provided by counsel to the Advisors on behalf of the Advisors as a whole, and neither AMCI nor LanzaTech has any insight into which comments were specifically provided by any of the Advisors (as opposed to counsel to the Advisors) without speculating on the basis of the nature of the comments received. Neither AMCI nor LanzaTech has reason to believe that the Advisors disagree with the contents of this proxy statement/prospectus or the registration statement of which it forms a part. Nonetheless, AMCI stockholders should not put any reliance on the fact that the Advisors were previously involved with any aspect of the transactions described in this proxy statement/prospectus.
The resignation of the Advisors and the waiver of fees for services that have already been rendered is unusual. AMCI stockholders should be aware that the resignation may indicate that the Advisors do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and AMCI stockholders should not place any reliance on the participation of the Advisors prior to such resignation in the transactions contemplated by this proxy statement/prospectus. As a result, AMCI stockholders may be more likely to elect to redeem their shares, which may have the effect of reducing the proceeds available to New LanzaTech to achieve its business plan. Certain of the Advisors’ services were substantially complete at the time of their resignation, (and in the case of the underwriting services provided by Evercore pursuant to the Underwriting Agreement, at the time of AMCI’s IPO) and AMCI and LanzaTech do not expect that such resignation will affect the timing or completion of the Business Combination.
AMCI stockholders may believe that when financial institutions, such as the Advisors, are named in the proxy statement/prospectus, the involvements of such institutions typically presumes a level of due diligence and independent analysis on the part of such financial institution and that the naming of such financial institutions generally means that a financial institution has done a level of due diligence ordinarily associated with a professional engagement. The resignation of the Advisors with respect to their engagements implies that they are not responsible for any part of this proxy statement/prospectus. While the Advisors did not otherwise provide detail as to their resignation, such resignation may be an indication that they do not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction. However, neither AMCI or LanzaTech will speculate about the reasons why the Advisors withdrew from their roles as financial and capital markets advisors, placement agent and underwriter, as the case may be, in connection with the Business Combination and forfeited their fees after doing substantially all the work to earn their fees (other than their service as co-placement agents in the Private Placement, as described above). Accordingly, AMCI stockholders should not place any reliance on the fact that the Advisors had been previously involved in this transaction.
AMCI and LanzaTech continue to have customary obligations with respect to use of information and indemnification under their engagement letters with each of Barclays, Evercore and Goldman Sachs, as applicable, and the Underwriting Agreement with Evercore. In particular, as is customary, certain provisions of the placement agent engagement letter will survive the resignations of the Advisors with respect to the Private Placement. These provisions include the relevant clauses of the Advisors’ standard terms and conditions contained in the private placement engagement letter, including AMCI’s obligation to indemnify and hold the Advisors and any of their respective affiliates, or any of the members, partners, officers, directors, advisors, representatives, employees, agents, or controlling persons of the Advisors or any of their respective affiliates, harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either (i) its engagement as co-placement agent in the Private Placement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the written information that is given to a PIPE Investor, or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made not misleading, or (iii) any untrue statement or alleged untrue statement of a material fact contained in any registration statement or proxy statement on Form S-1 or Form S-4 filed with the SEC in connection with the Private Placement or the Business Combination, including this proxy statement/prospectus, or any omission or alleged omission to state in any such document a material fact necessary in order to make the statements therein not misleading, except, solely in the case of clause (i), to the extent that any such loss, claim, damage or liability resulted primarily from the, willful misconduct, gross negligence or bad faith of such indemnified person in performing its services, as found by a court of competent jurisdiction in a final, non-appealable judgment. In addition, AMCI is obligated to reimburse each such indemnified party for its reasonable and documented legal and other expenses (including the cost of any investigation and preparation) incurred by them in connection with any such loss, claim, damage or liability, except that if any such loss, claim, damage or liability of such indemnified person is finally judicially determined to have resulted from the willful misconduct, gross negligence or bad faith of such indemnified person, then such indemnified person must repay such portion of the reimbursed amounts that were attributable to expenses incurred in relation to the act or omission of such indemnified person that is the subject of such finding.
In addition, as is customary, certain provisions of the financial advisor engagement letter will survive the resignation of Evercore as exclusive financial advisor to AMCI. These provisions include the relevant clauses of Evercore’s standard terms and conditions contained in the financial advisor engagement letter, including certain confidentiality provisions and AMCI’s obligation to indemnify and hold Evercore and any of its affiliates, or any members, partners, officers, directors, advisors, representatives, employees, agents, or controlling persons, if any, of Evercore or any such affiliate harmless from and against any and all losses, claims, damages, liabilities or expenses related to, arising out of or in connection with Evercore’s engagement as financial advisor to AMCI or Evercore’s performance of any service in connection therewith, except to the extent that any such loss, claim, damage, liability or expense is found by a court of competent jurisdiction in a final, non-appealable judgment to have resulted from Evercore’s gross negligence, bad faith or willful misconduct. In addition, AMCI is obligated to reimburse each such indemnified party for its reasonable and documented legal and other expenses (including the cost of any investigation and preparation) incurred by them in connection with any such loss, claim, damage or liability. In addition, AMCI is obligated to reimburse Evercore for its reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) as and when incurred.
Further, as is customary, certain provisions of the Underwriting Agreement will survive Evercore’s termination of such agreement. These provisions include the relevant clauses of the underwriters’ standard terms and conditions, including AMCI’s obligation to (i) indemnify and hold harmless each of Evercore, its affiliates, directors, officers, employees and agents, and each person, if any, who controls Evercore or any affiliate within the meaning of the Securities Act or the Exchange Act, against any and all loss, claim, damage, liability or expense, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement on Form S-1 (or any amendment thereto, as defined therein) filed in connection with AMCI’s IPO, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, the Time of Sale Prospectus, any Marketing Material, any Section 5(d) Written Communication or the Prospectus (or any amendment or supplement to the foregoing, each as defined in the Underwriting Agreement), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) reimburse each such indemnified party, as incurred, for any legal or other expenses incurred by them in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that AMCI will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to AMCI by or on behalf of Evercore specifically for inclusion therein.
Further, the Underwriting Agreement described above and the respective engagement letters between AMCI and Barclays, Evercore and Goldman Sachs, as applicable, contain a contribution provision in the event the indemnification obligations described above (or such similar indemnity obligations) are unavailable or otherwise prohibited by law. The contribution obligations of the Advisors under the placement agent engagement letter and other advisory engagement letters are limited to their relative economic interests of such advisors under those agreements, which relates to the amount of compensation paid to such Advisors in such roles. Since the Advisors resigned before receiving payment for their services for their respective roles, the Advisors have no contribution liability. In addition, the contribution obligations of Evercore under the Underwriting Agreement are limited to the total underwriting discounts and commissions paid, in the aggregate, by AMCI to Evercore upon the consummation of AMCI’s IPO, and Evercore otherwise has no further contribution liability under the Underwriting Agreement because it waived its rights to any deferred underwriting commissions in connection with its resignation. Therefore, as a result of the Advisors’ resignations, and in contrast to other transactions where the underwriters and financial advisors did not resign and waive rights to fees or deferred underwriting commissions, as the case may be, the potential financial liability of AMCI and LanzaTech with respect to an indemnified loss where such indemnification is otherwise unavailable to the indemnified party may be higher under the respective agreements than it would have been had such underwriters and financial advisors not resigned and waived their rights to any fees or deferred underwriting commissions.
On February 19, 2021, LanzaTech and Barclays entered into an engagement letter pursuant to which Barclays served as M&A financial advisor and capital markets advisor to LanzaTech. Under the engagement letter, Barclays was entitled to an advisory fee for its M&A and capital markets advisory services, to be paid in cash at the closing of a business combination between LanzaTech and a special purpose acquisition company. LanzaTech also agreed to reimburse Barclays for its reasonable and documented out-of-pocket expense incurred in connection with its engagement, regardless of whether a business combination or private placement were to be consummated. The engagement letter terminated according to its terms on December 31, 2021. On September 30, 2022, LanzaTech received notice and a formal letter from Barclays advising that it waived its right to receive any advisory fees and expense reimbursements in connection with its service as M&A financial advisor and capital markets advisor to LanzaTech pursuant to the engagement letter.
For further discussion of the risks and uncertainties related to the resignation of the Advisors, see the risk factors entitled “Evercore was to be compensated in part on a deferred basis for already-rendered services in connection with AMCI’s IPO and for advisory services provided to AMCI in connection with the Business Combination, Barclays, LanzaTech’s M&A financial and capital markets advisor, was to be compensated for advisory services provided to LanzaTech in connection with the Business Combination, and all of the Advisors, as co-placement agents in the Private Placement, were to be compensated for placement agent services yet to be provided to AMCI in connection with the Business Combination. However, each of the Advisors gratuitously and without any consideration from AMCI and LanzaTech waived such compensation and disclaimed any responsibility for this proxy statement/prospectus,” “The resignation of Barclays, M&A financial and capital markets advisor to LanzaTech and co-placement agent for the Private Placement, Evercore, underwriter to AMCI in its IPO, its financial advisor and co-capital markets advisor in connection with the Business Combination and co-placement agent for the Private Placement, and Goldman Sachs, co-capital markets advisor to AMCI in connection with the Business Combination and co-placement agent for the Private Placement, may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/

prospectus or the underlying business analysis related to the transaction” and “We and LanzaTech have identified material weaknesses in our internal control over financial reporting. While some of AMCI’s material weaknesses have been remediated, they could continue to adversely affect New LanzaTech’s ability to report its results of operations and financial condition accurately and in a timely manner.”
AMCI Board Reasons for the Approval of the Business Combination
On March 6, 2022, the AMCI Board unanimously (i) determined that it is in the best interests of AMCI and the AMCI Stockholders, and declared it advisable, for AMCI to enter into the Merger Agreement and each ancillary agreement thereto to which AMCI is, or is contemplated to be, a party, (ii) approved the transactions contemplated by the Merger Agreement as a “Business Combination” under the Current Charter and approved AMCI’s execution and delivery of, and performance of its obligations under, the Merger Agreement and each ancillary agreement thereto to which AMCI is, or is contemplated to be, a party, and the transactions contemplated thereby (including the Business Combination), on the terms and subject to the conditions set forth therein, and (iii) adopted resolutions recommending the adoption of the Merger Agreement and, as applicable, the approval of each ancillary agreement thereto to which AMCI is, or is contemplated to be, a party, and the transactions contemplated thereby (including the Private Placement and the Business Combination), on the terms and subject to the conditions set forth therein, by the AMCI Stockholders.
On December 7, 2022, the AMCI Board unanimously (i) determined that it was in the best interests of AMCI and the AMCI Stockholders, and declared it advisable, for AMCI to enter into Amendment No. 1 to the Merger Agreement, Amendment No. 1 to the Sponsor Support Agreement, and each Amendment and Consent under the Subscription Agreements, (ii) reaffirmed its approval of the transactions contemplated by the Merger Agreement (as so amended) as a “Business Combination” under the Current Charter and approved AMCI’s execution and delivery of, and performance of its obligations under, the Merger Agreement and each ancillary agreement thereto to which AMCI is, or is contemplated to be, a party, and the transactions contemplated thereby (including the Business Combination), on the terms and subject to the conditions set forth therein, in each case as amended, and (iii) reaffirmed its resolutions recommending the adoption of the Merger Agreement (as amended) and, as applicable, the approval of each ancillary agreement thereto (as amended) to which AMCI is, or is contemplated to be, a party, and the transactions contemplated thereby (including the Private Placement and the Business Combination), on the terms and subject to the conditions set forth therein, by the AMCI Stockholders.
Before reaching its decision, the AMCI Board reviewed the results of the due diligence performed on LanzaTech, which included:
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Research on the continued shift toward the decarbonization of heavy industry and LanzaTech’s role in facilitating said decarbonization;

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Extensive meetings (virtually and in-person) and calls with LanzaTech management and representatives regarding operations, company services, major customers, financial prospects, the pipeline of potential new customers and applications, among other customary due diligence matters;

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“Channel checks” or interviews with LanzaTech’s customers and partners in different industries, including but not limited to consumer products, steel producers and ferroalloy producers;

•
Engagement of a third party to review and assess the underlying technological processes employed by LanzaTech as well as an assessment of various downstream chemicals markets;

•
Legal and commercial review of LanzaTech’s material business contracts and certain other legal and commercial due diligence;

•
Legal review of LanzaTech’s patents and trademarks;

•
Regulatory review of LanzaTech’s products and services globally;

•
Financial and accounting due diligence; and

•
Financial analysis of LanzaTech with assistance of its financial advisors, including a sensitivity analysis based on key drivers to LanzaTech’s business, comparable companies trading analysis and sum-of-the-parts analysis regarding LanzaTech’s equity investment in LanzaJet.

The AMCI Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the AMCI Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the AMCI Board may have given different weight to different factors in their evaluation of the Business Combination.
In the prospectus for its IPO, AMCI indicated that it was focused principally on a target that would facilitate the decarbonization of heavy industry (although it might enter into a business combination with a target that did not have that focus). In particular, AMCI indicated that it was focused on technologies that would facilitate the decarbonization of the iron, steel, chemicals and cement industries, which account for over 50% of industrial energy usage and 70% of direct industrial CO2 emissions.
In considering the Business Combination, the AMCI Board concluded that LanzaTech met the criteria of a company focused on decarbonizing heavy industry. In connection with this determination, the AMCI Board considered the following positive factors, which were not weighted and are not presented below in any order of significance:
Poised to Benefit from AMCI’s Relationships and Experience.   Through the AMCI management team’s existing business relationships with key LanzaTech customers, AMCI would be able to help LanzaTech expand its footprint, particularly in steel off-gases and ferroalloy off-gases, where LanzaTech has already proven its technology. The AMCI Board believes that the AMCI management team’s experience and relationships in and around this sector will be a great strategic advantage. In addition, the AMCI Board believes that the AMCI management team’s experience, track record and strong investor relationships across sectors would be valuable in helping smoothly execute this transaction.
Significant Addressable Market.   In recent years, there has been a continued global push toward sustainable and carbon-free supply chains. To that end, LanzaTech is poised to address an estimated $1 trillion available market for its sustainable CarbonSmart chemicals, which remove approximately 2 tons of CO2 per ton of product made, across materials, fuels, chemicals, proteins, solvents, fragrances, monomers and polymers. To support the production of its CarbonSmart chemicals, LanzaTech can utilize its unique synthetic biology platform to produce over 1 billion tons per annum of chemicals from various, readily-available waste feedstocks, including steel off-gases, ferroalloy off-gases, agricultural waste, municipal solid waste and others. Between its ability to capitalize on the availability of feedstock gasses in hard to abate industries and the downstream potential of its CarbonSmart products, LanzaTech is well positioned to capitalize on an expanding total addressable market (“TAM”). Further growth is expected in the SAF market as airlines continue to shift toward reducing emissions while maintaining existing infrastructure, and governments continue to impose fuel blending mandates.
LanzaTech as the First Carbon Capture and Transformation Company.   LanzaTech is a leader in combining advances in synthetic biology, data analysis, machine learning, commercialization expertise and industrialization of operations to accelerate the use of biology to address decarbonization across a vast number of markets and applications. The AMCI Board believes that LanzaTech has positioned itself well to be the first publicly-traded carbon capture and transformation company. In the AMCI Board’s opinion LanzaTech has created the only profitable method for emitters in hard to abate industries to reduce emissions. By contrast, the AMCI Board believes that other technologies used for decarbonization have not been focused on profitable decarbonization and are reliant upon grid-scale green energy to maximize carbon captured and achieve economic viability. In the AMCI Board’s view, LanzaTech has obtained significant advantages through its first mover status and significant intellectual property portfolio, which consisted of over 1,166 granted and 507 pending patents as of May 31, 2022.
Upstream and Downstream Customer Engagement.   LanzaTech has built a scaled technology platform with marquee clients and “proof points” across industries and feedstocks. Market-defining customers have validated LanzaTech’s technology across a wide range of feedstocks, including steel and ferroalloy off-gas, with additional customers pursuing municipal solid waste, agricultural waste and other feedstocks. On the CarbonSmart side, LanzaTech has various customer programs across the consumer products space that have used LanzaTech’s carbon neutral ethanol to produce products. The AMCI Board believes LanzaTech has a robust pipeline of opportunities including 38 active customer engagements with positive technoeconomic analysis results, 35 customers engaged in a feasibility studies, 8 customers in engineering utilizing

LanzaTech’s technology and 6 plants in construction utilizing LanzaTech’s technology, inclusive of the facility that AMCI representatives toured in Belgium. AMCI’s management spoke with several customers and partners of LanzaTech, who corroborated the value proposition that LanzaTech provides to its customers.
Scalability and Significant Growth Potential.   The AMCI Board believes that LanzaTech’s platform has enabled it to achieve an attractive financial profile, characterized by strong existing growth and continued prospects of accelerated growth. In 2020, LanzaTech achieved revenues of $19 million, which grew to $26 million in 2021. In the AMCI Board’s view, LanzaTech has the technological and commercial advantage of proving its technology at scale at its facility in China. LanzaTech receives recurring revenues from the plants in has put into production, and, as its pipeline continues to convert into revenue opportunities, the AMCI Board expects this recurring revenue stream to significantly increase overtime. LanzaTech has demonstrated the ability to produce various microbes to capture a share of downstream TAM, further supported by its CarbonSmart business line, which opens the door to additional partnerships and opportunities.
Capital-light, Licensing Business Model.   Unlike other decarbonization solutions, LanzaTech’s licensing model allows it to operate as a capital-light business, which should result in relatively limited capital expenditure requirements over the coming years, even when including anticipated and committed co-development capital expenditures. Coupled with its capital-light approach, LanzaTech’s licensing model is expected to generate high-margin recurring revenues over the life of its CCT plants while also receiving upfront, one-time revenues from equipment sales and services. Furthermore, the capital that LanzaTech does deploy through its co-development initiatives is expected to result in additional income streams through dividends from equity stakes in those projects and additional CarbonSmart sales resulting from securing off-take rights.
Predictable Near-Term Revenues Plus High Margin Recurring Revenues.   The structure of LanzaTech’s existing customer contracts provides LanzaTech with upfront payments for equipment and services, which provides a predictable revenue stream. Additionally, LanzaTech typically negotiates a downstream value share in the form of royalty interests, or through co-developing projects, permitting LanzaTech to participate in future sales generated by its customers’ commercialization of LanzaTech’s technology at no additional cost to LanzaTech. Further, LanzaTech’s CarbonSmart business line allows LanzaTech to further capitalize on downstream market potential by serving as a marketing agent for chemicals produced at facilities both licensed from LanzaTech and co-developed by LanzaTech.
Compelling Unit Economics.   The AMCI Board believes that LanzaTech’s technology offers attractive unit economics to both LanzaTech and its customers, with the potential for each carbon capture and transformation plant to generate a mix of one-time equipment sales and high margin recurring revenues for LanzaTech, while allowing its customers to maintain profitability. LanzaTech has been able to cover an increasing portion of its operational costs through the upfront equipment sales paid by customers while maintaining downstream economics. As LanzaTech continues to deploy its technology commercially, it expects to further reduce costs to customers, as seen by the reduction of the capital cost of its second plant in China relative to its first, potentially increasing the value proposition. Additionally, LanzaTech’s synthetic biology platform, which underpins its carbon capture and transformation technology, is expected to be a source of long-term competitive advantage offering both the ability to handle gas feedstocks while also demonstrating target synthesis of over 100 different target chemicals. LanzaTech expects to convert its synthetic biology expertise into high margin recurring revenues through the sale of microbes and media required at each plant, along with a gross revenue royalty stream.
Top Tier Management Team.   The AMCI Board believes that the LanzaTech management team has a proven ability to commercialize technologies. This team brings over 150 years of management experience, with background and expertise on proving technologies to commercial scale. Dr. Sean Simpson, Chief Scientific Officer and Co-Founder, has over 20 publications and 200 patents and has been focused on using biology to decarbonize heavy industry since he co-founded LanzaTech in 2005. Dr. Jennifer Holmgren, Chief Executive Officer, has been focused on decarbonization ever since she served as the Vice President and General Manager of the Renewable Energy and Chemicals business at UOP LLC, a Honeywell company. In that role she helped develop most of the initial sustainable fuels used in commercial airlines and the military for testing and certification of alternative aviation fuels and helped cement herself as one of the industry leaders in sustainable chemicals. The AMCI Board believes that the thought-leading founders and management have a proven ability to lead the scientific and commercial field of carbon capture and transformation and have each stepped into leadership roles to which they are well suited and are able to drive significant influence at LanzaTech.
The AMCI Board also gave consideration to the following negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus), which were not weighted and are not presented below in any order of significance:
Risks Related to LanzaTech’s Business
With respect to LanzaTech’s business, AMCI’s management and the AMCI Board considered several potential risk factors, including (i) the history of LanzaTech’s net losses and the fact that, going forward, LanzaTech anticipates incurring losses, (ii) LanzaTech’s reliance upon industry partners to effect its growth strategy and to execute its business plan, (iii) LanzaTech owns and anticipates acquiring additional equity interests in several of its customers’ plants and has exposure to the volatility and liquidity risks inherent in holding such equity, (iv) LanzaTech’s revenue is currently concentrated in a limited number of customers and growth will depend on expanding that customer base, (v) rapidly changing technology and extensive competition for technologies addressing decarbonization, (vi) the protection of intellectual property, (vii) construction risks, including failure to complete a project on-time or in a cost-effective manner, (viii) potential requirements for additional financing to fund operations and complete the development and commercialization of new products or new aspects of existing process technologies, (ix) the availability and cost of waste-based feedstocks used in LanzaTech’s process are subject to fluctuation based on market conditions and (x) volatility in commodity chemicals prices and the associated impact on LanzaTech’s royalty revenue and CarbonSmart revenues.
Risks Related to the Business Combination
With respect to the Business Combination, AMCI’s management and the AMCI Board considered several potential risk factors, including (i) the risk that AMCI’s public stockholders would vote against the Business Combination Proposal or exercise their redemption rights in connection with the Business Combination, (ii) the risk that AMCI’s management and directors may have different interests in the Business Combination than the public stockholders and warrant holders, (iii) the risk that the potential benefits of the Business Combination may not be achieved in full or in part, or within the expected time frame, (iv) the risks and costs to AMCI if the Business Combination is not completed, including the substantial transaction expenses to be incurred by AMCI in connection with the Business Combination and the corresponding negative impact such expenses would have on AMCI’s cash reserves and operating results should the Business Combination not close, (v) the fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within AMCI’s control, specifically, the satisfaction of the Minimum Closing Cash Condition and the ability of LanzaTech to obtain the requisite number of votes from its stockholders to adopt the Merger Agreement and allow the Business Combination to progress without delay, (vi) the fact that the Merger Agreement includes provisions that generally restrict AMCI from soliciting other business combination proposals or the AMCI Board from changing or withdrawing its recommendation to AMCI stockholders to vote in favor of the Business Combination, which limits AMCI’s ability, so long as the Merger Agreement is in effect, to consider other potential business combinations, (vii) the possible negative effect of the Business Combination and public announcement of the Business Combination on AMCI’s stock price, financial performance and operating results and (viii) the possibility of litigation challenging the Business Combination or the possibility that an adverse judgment granting injunctive relief could indefinitely enjoin the consummation of the Business Combination.
Financial Analysis
The AMCI Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. AMCI is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price it is paying is fair to AMCI from a financial point of view. The AMCI Board relied on the following in consideration of the Business Combination: (i) due diligence on LanzaTech’s business operations;

(ii) extensive research reports and data related to the industries LanzaTech operates in globally; (iii) the collective experience of the AMCI management team, the AMCI Board and AMCI’s advisors in public market transactions in constructing and evaluating financial models and projections and conducting valuations of businesses and (iv) the substantial experience of AMCI’s officers, directors and advisors in investing in and operating businesses within the heavy industrial complex as well as in evaluating the operating and financial merits of companies in the renewable energy and natural resources sectors. After considering these factors, the AMCI Board concluded that AMCI’s officers, directors and other advisors had substantial experience in evaluating the operating and financial merits of companies similar to LanzaTech and determined that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the terms of the Business Combination, including the value ascribed to LanzaTech. See the section entitled “Other Information Related to AMCI — Directors and Executive Officers” for additional information regarding the experience of the AMCI Board and management of AMCI.
The approach used by AMCI management in its financial analysis of LanzaTech employed a review of certain trading data for several selected public companies (the “Selected Public Company Analysis”) to assess the value that the public markets would likely ascribe to LanzaTech. Although LanzaTech does not have a direct operating comparable in the carbon tech sector, AMCI management, with the assistance of Evercore and Goldman Sachs, determined that three groupings were most analogous: synthetic biology companies (“Synthetic Biology”), sustainable materials peers (“Sustainable Materials & Fuels”), and disruptive decarbonization enabling companies (“Decarbonization Enablers”). AMCI’s management noted that LanzaTech is a unique company, with its technology underpinned by similar technologies as Synthetic Biology companies, the value proposition of its products and the markets it operates in were analogous to Sustainable Materials & Fuels companies, and its ESG impact and value proposition to investors was aligned with companies within Decarbonization Enablers. These companies were selected by AMCI management as publicly traded companies that are recognized adjacent industry leaders, with high-growth financial profiles and unique business models and addressing huge markets.
More specifically, LanzaTech’s end-to-end decarbonization solution is dependent on the development, production, and continued supply of biocatalysts to each biorefinery. LanzaTech, through its R&D capabilities in Skokie, Illinois, develops and produces microbes and associated software and monitoring tools to provide an integrated technology platform for the development of new microbes. LanzaTech generates revenues by contracting out its R&D capabilities through joint development agreements with customers where it receives compensation for its research, while maintaining all intellectual property rights. Further, the output value derived from LanzaTech’s biorefineries has the potential to grow with the continued development of new microbes (i.e., the highly proprietary strains of genetic code delivered via a single strain or enzyme) which is comparable to the specific project-based work in the synthetic biology sector. Similar to LanzaTech, the Synthetic Biology companies are also expected to experience strong revenue growth, with a median 2021E-2025E consensus revenue compound annual growth rate (“CAGR”) of 117%.
The identification of the Sustainable Materials & Fuels companies is based on these companies’ businesses of cost effectively processing bulk feedstocks into useful products in a sustainable manner, but that are otherwise identical to common chemicals, materials and fuels, typically across a range of end market applications. Further, these Sustainable Materials & Fuels companies seek to commercialize process technologies at significant scale and have exposure to fluctuating fuel and chemicals market prices. Similarly, LanzaTech has a proven carbon capture process technology that it is seeking to deploy at scale in order to produce a wide array of useful, cleaner chemicals across a range of end-markets. However, AMCI management viewed LanzaTech’s ability to use multiple feedstocks and its capital-light business model as key positive differentiating factors within this peer group. Within Sustainable Materials & Fuels, AMCI identified companies that were also expected to experience strong revenue growth, with a median 2021E – 2025E consensus revenue CAGR of 209%.
The identification of the Decarbonization Enablers is based on these companies’ focus on scaling technology solutions related to the decarbonization and energy transition industries. Each of these companies is operating in nascent markets and focused on reducing global reliance on fossil fuels and requires the commercialization and rollout of their products, some of which require significant investment in physical assets. Similarly, LanzaTech has a proven carbon capture and transformation process technology that it is seeking to deploy at scale and create new bridges between established markets such as steel production and consumer goods. Within Decarbonization Enablers, AMCI identified companies that were also expected to experience strong revenue growth, with a median 2021E – 2025E consensus revenue CAGR of 170%.
AMCI management considered the following Synthetic Biology companies as part of its Selected Public Company Analysis:
•
Amyris

•
Ginkgo Bioworks

•
Novozymes

AMCI management considered the following Sustainable Materials & Fuels companies as part of its Selected Public Company Analysis following:
•
Gevo

•
Neste

•
Origin Materials

AMCI Management considered the following Decarbonization Enablers companies as part of its Selected Public Company Analysis:
•
Aker Carbon Capture

•
ChargePoint

•
ITM Power

•
Plug Power

•
Stem

The following is the trading data (as of March 2, 2022) of those selected public companies, based on publicly available information, considered by AMCI and the AMCI Board:
		CY 2025E Total Enterprise Value / Revenue	CY 2025E Total Enterprise Value / Adj. EBITDA
Synthetic Biology	(Median)	5.2x	17.1x
Sustainable Materials & Fuels	(Median)	1.5x	9.9x
Decarbonization Enablers	(Median)	3.7x	28.1x
Based on how these selected companies trade and LanzaTech’s anticipated growth profile as presented in the section below entitled “Certain LanzaTech Projected Financial Information,” AMCI used a range of total enterprise value to estimated 2025 adjusted EBITDA multiples of 7.9x to 30.1x derived from trading data of these selected companies. Based on the above-described analysis, AMCI derived an implied value reference range for LanzaTech of approximately $2.0 billion to $7.5 billion.
As an additional valuation reference, AMCI management also considered a sum-of-the-parts analysis, which reflected the potential value associated with LanzaTech’s equity investment in LanzaJet. The sum-of-the-parts analysis was conducted by separating LanzaTech’s business into its components and applying TEV / EBITDA multiples of comparable companies to each business unit. This approach resulted in a valuation that was within the range outlined by the peer multiples and reflective of potential value associated with LanzaTech’s stake in LanzaJet.
Conclusions
Based on the Selected Public Company Analysis and the sum-of-the-parts-analysis, the AMCI Board determined that approximately $1.8 billion was an attractive entry point valuation. The results of the above-referenced analysis supported the AMCI Board’s determination, based on the factors described above, that it was fair to and in the best interests of AMCI and the AMCI Stockholders, and that it was advisable, to enter into the Merger Agreement and to consummate the Business Combination.

The inclusion of any of the foregoing information should not be regarded as an indication that any of AMCI, LanzaTech, Evercore, Barclays, Goldman Sachs, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. In addition, the foregoing information should not be regarded as, and does not represent, a fairness opinion nor a third-party valuation analysis from AMCI’s advisors in connection with the AMCI Board’s determination to approve the Business Combination.
As noted in the section entitled “— Resignations and Fee Waivers of the Advisors”, on May 6, 2022 and May 20, 2022, AMCI received notice and a formal letter, respectively, from Goldman Sachs advising, among other things, that it has resigned from its role as co-placement agent in the Private Placement, waived its right to receive its $5 million fee and reimbursement of any expenses to be earned in connection with such role and disclaimed any responsibility for any part of this proxy statement/prospectus. On September 27, 2022 and September 29, 2022, AMCI received notice and a formal letter, respectively, from Evercore advising, among other things, that it has resigned from and has ceased or refused to act in, its role as co-placement agent, waived its right to receive its $500,000 fee for its role as co-placement agent and disclaimed any responsibility for any portion of this proxy statement/prospectus. On September 30, 2022, AMCI and LanzaTech received notice and a formal letter from Barclays advising, among other things, that it has resigned from its role as co-placement agent in the Private Placement, waived its right to receive its $500,000 fee as co-placement agent in the Private Placement and disclaimed any responsibility for any part of this proxy statement/prospectus.
All three placement agents were involved in the selection and preparation of the Selected Public Company Analysis presented above and the identification of potential PIPE Investors. None of the Advisors or any of their affiliates have informed AMCI or LanzaTech or, to the knowledge of AMCI or LanzaTech, the PIPE Investors, that it is in disagreement with the information previously provided to AMCI or LanzaTech (upon which each of AMCI’s and LanzaTech’s management, as the case may be, conducted its own independent analysis and made its own conclusions), including the Selected Public Company Analysis presented above. Accordingly, AMCI and LanzaTech have no reason to believe that the resignation of the Advisors signifies that the information provided by the Advisors to AMCI or LanzaTech, as the case may be, including the Selected Public Company Analysis, is no longer reliable, and each of AMCI’s and LanzaTech’s management’s, as the case may be, independent analysis and conclusions in relation to such information have also not changed as a result of the Advisors’ resignations.
AMCI stockholders should not place any reliance on the fact that the Advisors were previously involved with the transaction. AMCI stockholders should be aware that the resignation of the Advisors may indicate that the Advisors do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and AMCI stockholders should not place any reliance on the participation of the Advisors prior to such resignation in the Private Placement and the other transactions contemplated by this proxy statement/prospectus. See the section entitled “The Business Combination Proposal — Resignations and Fee Waivers of the Advisors” for additional information.
Certain LanzaTech Projected Financial Information
LanzaTech provided AMCI with its internally prepared forecasts for each of the years in the five-year period ending December 31, 2026. The original projections were prepared by LanzaTech’s management based on a financial forecast from January 6, 2022 (the “January 2022 Projections”).
Following a review of LanzaTech’s forecasting methodologies, its year to date performance, and a review of opportunities in its pipeline, LanzaTech management revised its financial projection forecast to account for changes in the overall global macroeconomic climate, including geopolitical tensions, supply chain disruptions, increasing inflation, and higher interest rates that have impacted our partners’ decision making processes and broader project development cycles over the forecast period. The revised forecast was approved by the LanzaTech Board on September 7, 2022 and shared with AMCI on September 8, 2022 (the “September 2022 Projections”). The revised forecast reflects LanzaTech’s latest views on its project pipeline, the timing and probability of specific projects advancing through the pipeline, adjustments in the revenue recognition structure of its CarbonSmart business, modifications to the accounting treatment of LanzaJet as a LanzaTech equity method investee, and modifications to its co-development model, which focuses on the utilization of third-party capital from recently established partnerships to invest in projects where LanzaTech takes a more active project development role.
The changes in the geopolitical landscape and broader macroeconomic climate, which have impacted supply chains, and driven up costs and interest rates since the January 2022 Projections were formulated, have delayed the project development timelines of several projects in LanzaTech’s 2022 and 2023 near-term pipeline. These delays were also evidenced by slower decision-making processes around key project advancement milestones by licensing partners in 2022, which resulted in projects starting later in the year than anticipated, and other projects being pushed from one calendar year into the next as compared to the January 2022 Projections. While the total number of potential projects in the pipeline at the Feasibility Studies and Basic Engineering stages increased between the forecasts, management has taken a more conservative view, reflecting LanzaTech’s observations of longer internal decision-making processes by its partners in the current environment of its pipeline conversion probabilities and assumed longer times to advance projects through its pipeline stages in the September 2022 Projections. In addition, revenue derived from sales of equipment is now being forecasted using an S-curve model, which spreads out equipment revenue recognition over a longer period during the construction phase rather than accounting for it in the first few months of the construction period. As a result of the changes in assumptions, the September 2022 Projections reflect fewer completed Feasibility Studies and Basic Engineering projects in 2022 and 2023. Overall, the September 2022 Projections also reflect elongated duration assumptions to allow for variability of our licensees’ managed processes and construction schedules. Similarly, Joint Development and Contract Research growth rate assumptions were revised to reflect historical conversions and that projects started later in 2022 than had been previously forecasted.
LanzaTech does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of LanzaTech has prepared the prospective financial information set forth below to present key elements of the forecasts provided to AMCI. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the LanzaTech’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s current knowledge and belief, the expected course of action and the expected future financial performance of LanzaTech. The projections are the responsibility of LanzaTech’s management.
The projected information is forward looking and is not necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned that actual future results may differ materially from those presented in this section.
The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that LanzaTech, its board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. LanzaTech will not refer back to the financial projections in New LanzaTech’s future periodic reports filed under the Exchange Act and does not intend to update the financial projections unless required by law.
LanzaTech’s management believes that its forecasting methodology allows for reasonable projections for each of the years in the five-year period ending December 31, 2026. LanzaTech’s business model centers around licensing its technology to partners who own and operate the facilities, and the full project development cycle, which can range from 24 to 36 months depending on the geography, feedstock, and integration of a particular project. LanzaTech utilized a number of forecasting methodologies to derive a weighted probability that each of its projects will advance through the project development cycle and commence commercial operations. Given LanzaTech’s sales cycle and pipeline commercialization forecasting methodology, LanzaTech believes that its projections are reasonable throughout this timeframe.
In developing the projected financial information provided to AMCI, the management team of LanzaTech relied on the following estimates and assumptions concerning:

•
The rate at which project starts can be achieved by moving through the various development stage- gates of Technoeconomic Analysis, Feasibility Study, Basic Engineering, Design & Engineering, Financial Investment Decision, Construction, and Operations and the rate at which new capacity can be expanded;

•
LanzaTech’s ability to effectively identify and convert new customers and minimize sales cycle during the project development stages, which can last between 24 to 36 months from project inception to operation;

•
LanzaTech’s continued ability to retain and add capacity with existing customers, including the assumptions in LanzaTech’s project pipeline of project repeatability amongst a number of partners with projects currently in engineering, construction, or operations which drive capacity additions in the near-term;

•
LanzaTech’s ability to negotiate and structure product offtake, including the assumption that LanzaTech’s CarbonSmart business will grow to become a material part of LanzaTech’s overall revenue mix with LanzaTech expecting its share of the offtake volumes from any one project to meaningfully grow over the long term;

•
The rate and timeliness at which certain project development milestones can be achieved; and

•
The reality that research, product development, project timelines, operational execution, and downstream product demand are difficult to predict and could be impacted by circumstances that are out of LanzaTech’s control.

The financial projections also reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions, and other future events, in addition to matters specific to LanzaTech’s business, all of which are difficult to predict and many of which are beyond LanzaTech’s and AMCI’s control. The financial projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of LanzaTech, all of which are difficult to predict and many of which are beyond LanzaTech’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LanzaTech” and “Cautionary Note Regarding Forward- Looking Statements” sections of this proxy statement/prospectus. As a result of these risks and uncertainties and those inherent in any projection, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
Furthermore, the financial projections do not take into account any circumstances or geopolitical or other events occurring after the date they were prepared. Neither Deloitte & Touche LLP, LanzaTech’s independent registered public accounting firm, nor Marcum LLP, AMCI’s independent registered public accounting firm, or any other independent accountants, have compiled, examined or otherwise performed any procedures with respect to the accompanying financial projections included below, and, accordingly, neither has expressed any opinion or any other form of assurance on such information or their achievability, and neither firm assumes any responsibility for, and each disclaims any association with, the financial projections. The audit reports of each of Deloitte & Touche LLP and Marcum LLP included in this proxy statement/prospectus relate to historical financial information of LanzaTech and AMCI, respectively. Such reports do not extend to the projections and should not be read as if they do. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus because they were made available to AMCI and the AMCI Board in connection with their review of the proposed transaction.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR LANZATECH, AMCI UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES

OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT CIRCUMSTANCES CHANGE MATERIALLY OR ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR.
The projections provided by management of LanzaTech to AMCI are summarized in the tables below:
A.   Financial Metrics:
January 2022 Projections
	Forecast Year Ended December 31,
($ in millions)	2022E	2023E	2024E	2025E	2026E
Total Revenue	64	179	436	701	966
of which:
One-Time Revenue	57	156	383	517	629
Recurring Revenue(1)	7	23	53	184	338
Cost of Goods Sold (ex. Depreciation)(2)	(37)	(115)	(282)	(370)	(446)
Non-GAAP Gross Profit(3)	28	63	154	332	520
SG&A and Other	(65)	(68)	(74)	(81)	(95)
Adjusted EBITDA(4)	(38)	(4)	81	251	426
September 2022 Projections

($ in millions)	2022E	2023E	2024E	2025E	2026E
Total Revenue	46	177	350	736	1,026
of which:
One-Time Revenue	38	137	292	568	656
Recurring Revenue(1)	8	40	58	168	370
Cost of Goods Sold (ex. Depreciation)(2)	(28)	(115)	(233)	(480)	(564)
Non-GAAP Gross Profit(3)	18	62	117	256	461
SG&A and Other	(78)	(103)	(103)	(95)	(102)
Adjusted EBITDA(4)	(62)	(30)	58	232	430

(1)
Includes revenue from licensing and sales of microbes and media.

(2)
Cost of goods sold (excluding depreciation) is calculated as cost of goods sold, less depreciation. Cost of goods sold (excluding depreciation) is a supplemental measure that is not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Cost of goods sold (excluding depreciation) does not represent, and should not be considered, an alternative to cost of goods sold, as determined in accordance with GAAP. See “Non-GAAP Financial Measures” for additional information.

(3)
Non-GAAP gross profit is calculated as total revenue less cost of goods sold (excluding depreciation). Non-GAAP gross profit is a supplemental measure that is not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Non-GAAP gross profit does not represent, and should not be considered, an alternative to net income, as determined in accordance with GAAP. See “Non-GAAP Financial Measures” for additional information.

(4)
Adjusted EBITDA is calculated as net loss, excluding the impact of depreciation, interest income (expense), net, gain on extinguishment of debt, stock-based compensation and change in fair value of warrants liability, and loss/(gain) from equity method investees, net. Adjusted EBITDA is a supplemental measure that is not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Adjusted EBITDA does not represent, and should not be considered, an alternative to net income (loss), as determined in accordance with GAAP. See ‘‘Non-GAAP Financial Measures” for additional information.
Projected revenue is based on a variety of operational and market assumptions. These assumptions include: the number of project starts and the number of biorefineries in operation, which are tied to the conversion probabilities of projects progressing through LanzaTech’s project development cycle; grant awards and joint development agreements, including U.S. government research and development contracts and collaboration agreements, for which LanzaTech has revised the assumed growth rates to reflect historical conversion and expected growth in the availability of such funding; dividends from projects where LanzaTech has coinvested, for which LanzaTech’s management has projected receiving dividends from select co-development projects commensurate with LanzaTech’s projected 10-20% equity position; the deployment of projects utilizing third-party capital from recently established partnerships; LanzaTech’s interest in LanzaJet, which LanzaTech’s management projects to rise to approximately 55%; and recurring revenue related to the operation of biorefineries by LanzaTech’s production partners and CarbonSmart revenue, which is expected to be largely driven by licensing royalties and which will range depending on the project opportunity.
LanzaTech’s installed capacity is one of the key drivers for its recurring revenues given they are typically contracted on a dollars per metric ton basis. In the September 2022 Projections, new capacity additions are expected to be higher than previously anticipated in the January 2022 Projections due to an upsize in the installed capacities of one project. Despite the higher cumulative installed capacity figures for 2022 in the September 2022 Projections, overall 2022 revenue is expected to be lower than projected in the January 2022 Projections due to delays in expected revenues for project development associated revenue for certain projects in 2022. Because the timing of completion milestones for certain projects in the pipeline were adjusted in the September 2022 Projections, the cumulative installed capacities moved further out into the future when compared to the January 2022 Projections.
Adjusted EBITDA, cost of goods sold (excluding depreciation), and non-GAAP gross profit, which are non-GAAP measures, are additions to, and not substitutes for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as alternatives to net income, operating income, cost of goods sold, or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity. LanzaTech is not able to reconcile its forward-looking non-GAAP adjusted EBITDA measure, its forward-looking cost of goods sold (excluding depreciation) measure or its forward-looking non-GAAP gross profit measure because LanzaTech cannot reasonably predict certain discrete items, which could significantly impact GAAP results.
B.   Non-Financial Metrics:
January 2022 Projections
	Forecasted Year Ended December 31,
‘000 tonnes per annum	2022E	2023E	2024E	2025E	2026E
New Capacity Additions	203	166	357	1,360	1,260
Cumulative Capacity	248	414	771	2,131	3,391

September 2022 Projections
‘000 tonnes per annum	2022E	2023E	2024E	2025E	2026E
New Capacity Additions	218	0	260	1,205	1,116
Cumulative Capacity	263	263	523	1,728	2,844
This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LanzaTech,” as well as the audited financial statements of LanzaTech included elsewhere in this proxy statement/prospectus.
Regulatory Approvals
The Business Combination is subject to the expiration or termination of a 30-day waiting period (or any extension thereof) applicable under the HSR Act. AMCI and LanzaTech filed their respective Premerger Notification and Report Forms with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice on March 22, 2022. Consequently, the required waiting period expired at 11:59 p.m., Eastern Time, on April 21, 2022.
Satisfaction of 80% Test
After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — AMCI Board Reasons for the Approval of the Business Combination,” the AMCI Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for its IPO with respect to AMCI’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of execution of the Merger Agreement.
Interests of AMCI’s Directors and Officers in the Business Combination
In considering the recommendation of the AMCI Board in favor of approval of the Business Combination Proposal, it should be noted that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as an AMCI Stockholder. These interests include:
•
The Sponsor and the other AMCI Insiders will lose their entire investment in us if we do not complete a business combination by August 6, 2023. If we are unable to complete our initial business combination by August 6, 2023, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the AMCI Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

•
The Sponsor and the other AMCI Insiders may be incentivized to complete the Business Combination, or an alternative business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and the other AMCI Insiders would lose their entire investment. As a result, the Sponsor as well as the AMCI Board or AMCI’s officers may have a conflict of interest in determining whether LanzaTech is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. The AMCI Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to the public stockholders that they approve the Business Combination.
•
Each of our officers and directors has fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. The Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Company and such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue, and to the extent the director or officer is permitted to refer that opportunity to the Company without violating any legal obligation.

•
The AMCI Insiders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if AMCI fails to complete a business combination by August 6, 2023. The Sponsor purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000, or $0.005 per share. In March 2021, the Sponsor transferred all of the founder shares held by it to the AMCI Insiders. Upon the Closing, such founder shares will convert into 3,750,000 shares of New LanzaTech Common Stock (assuming no founder shares are forfeited by the AMCI Insiders at Closing pursuant to the Sponsor Support Agreement), and such shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would have an aggregate market value of approximately $37.2 million based upon the closing price of $9.92 per public share on Nasdaq on December 21, 2022, but, given the restrictions on such shares, we believe such shares have less value. Nevertheless, as a result of the nominal price of $0.005 per share paid by the AMCI Insiders for their founder shares as compared to the recent market price of the Class A common stock described above, the AMCI Insiders and their affiliates are likely to earn a positive rate of return on their investments in the founder shares even if other holders of Class A common stock experience a negative rate of return on their investments in the Class A common stock. The founder shares would become worthless if we do not complete an initial business combination within the applicable time period set forth in the Current Charter, as the AMCI Insiders have waived any right to redemption with respect to these shares for no consideration.

•
Simultaneously with the closing of the IPO, AMCI completed a private sale of an aggregate of 3,500,000 private placement warrants to the Sponsor at a purchase price of $1.00 per warrant, generating gross proceeds to the Company of $3,500,000. The private placement warrants are identical to the public warrants except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by AMCI or, after the Closing, New LanzaTech, (ii) may not (including the Class A common stock issuable upon exercise of such private placement warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of AMCI’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. The warrants held by the Sponsor had an aggregate market value of approximately $0.77 million based upon the closing price of $0.22 per warrant on Nasdaq on December 21, 2022.

•
Nimesh Patel, our Chief Executive Officer and a member of the AMCI Board, will continue to serve as a director of New LanzaTech after the Closing. As such, in the future he may receive cash fees, stock options or stock awards that the New LanzaTech Board determines to pay to its directors and/or officers.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act.

•
On March 28, 2022, we entered into a promissory note with the Sponsor, pursuant to which we may borrow up to $1,500,000 for working capital expenses. In connection with the Closing, the Sponsor is entitled to the repayment of any such working capital loans and advances that remain outstanding. Up to $1,500,000 of such loans may be converted by the Sponsor into up to an additional 1,500,000 private placement warrants, at a price of $1.00 per warrant, which issuance could have a dilutive effect on the interests of holders of shares of New LanzaTech Common Stock to the extent such warrants are exercised. We may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. As of the date of this filing, there were no borrowings under the promissory note.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
Upon the Closing, subject to the terms and conditions of the Merger Agreement, the Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by AMCI from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Such reimbursement may not be paid if the Closing does not occur. As of the date of this filing, there were reimbursable out-of-pocket expenses of approximately $596,400 owed and no loans outstanding. If the Closing does not occur, any such reimbursable expenses or loans may not be repaid.

•
Each of our independent directors owns 50,000 founder shares, for which they paid a total of $250, or $0.005 per share, which is the same per share price that the Sponsor initially paid for the founder shares. As such, our independent directors may have an interest in consummating a business combination that does not align with the interests of the AMCI Stockholders. None of our independent directors are members of the Sponsor.

•
As part of the Private Placement, AMCI Group, LLC Series 35, an entity in which Hans Mende, a director of AMCI, holds voting and investment control, subscribed for 1,700,000 shares of Class A common stock for an aggregate purchase price of $17,000,000. AMCI Group, LLC Series 35 is a member of the Sponsor and a beneficial owner of more than 5% of AMCI’s currently outstanding securities.

•
The Sponsor and the AMCI Insiders have entered into the Sponsor Support Agreement pursuant to which the Sponsor and the AMCI Insiders have already agreed to vote their shares in favor of the Business Combination.

These interests may influence the AMCI Board in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other stockholder proposals. The AMCI Board was advised of and considered each of these interests together with the factors described in the section entitled “The Business Combination Proposal — AMCI Board Reasons for the Approval of the Business Combination,’’ during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the AMCI Board, the Merger Agreement and related transactions, as a whole and, on balance, concluded that they supported a favorable determination that the Merger Agreement and the Business Combination are fair to and in the best interests of AMCI and its stockholders. In view of the wide variety of factors considered by the AMCI Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the AMCI Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the AMCI Board based its evaluation, negotiation and recommendation of the Business Combination on the totality of the information presented to and considered by it. The AMCI Board evaluated the factors described above with the assistance of AMCI's outside advisors. In considering the factors described above and any other factors, individual members of the AMCI Board may have viewed factors differently or given different weights to other or different factors.
After careful consideration, the AMCI Board unanimously (i) declared the advisability of the Business Combination, the Private Placement and the other transactions contemplated by the Merger Agreement,

(ii) determined that the Business Combination, the Private Placement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the AMCI Stockholders, and (iii) resolved to recommend that the AMCI Stockholders approve the Business Combination and the other proposals set forth in this proxy statement/prospectus.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent AMCI good faith estimate of such amounts assuming a Closing as of February 28, 2023.
(in millions)	Assuming No Redemption	Assuming Maximum Redemption(1)
Sources
Proceeds from Trust Account	$151	$17
Private Placement(2)	180	180
Brookfield SAFE	50	50
Sellers’ Equity	1,817	1,817
Total Sources	$2,198	$2,064
Uses
Cash on Balance Sheet	$365	$231
Sellers’ Equity	1,817	1,817
Transaction costs(3)	16	16
Total Uses	$2,198	$2,064

(1)
Assumes that 13,325,224 shares of Class A common stock, which represents approximately 88.8% of AMCI’s currently outstanding Class A common stock, are redeemed. The maximum redemption scenario represents the maximum level of redemptions that would permit completion of the Business Combination, including satisfying the Minimum Closing Cash Condition, based on $150,969,468 held in trust as of September 30, 2022 and a redemption price of $10.06 per share, reduced by the required payment of transaction expenses. See “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)
Includes the gross proceeds from the AM SAFE Note issuance.

(3)
Represents the settlement in cash of the non-recurring, transaction-related costs incurred in conjunction with the Business Combination.

Stock Exchange Listing
AMCI’s units, Class A common stock and public warrants are publicly traded on Nasdaq under the symbols “AMCIU,” “AMCI” and “AMCIW,” respectively. AMCI intends to apply to list the New LanzaTech Common Stock and public warrants on Nasdaq under the symbols “LNZA” and “LNZAW,” respectively, upon the Closing. In connection with the Closing, each of AMCI’s outstanding units will separate into the underlying shares of Class A common stock and public warrants and so New LanzaTech will not have units traded following the Closing.
Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, although AMCI will issue shares for outstanding equity interests of LanzaTech in the Business Combination, AMCI will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of LanzaTech issuing stock for the net assets of AMCI, accompanied by a recapitalization. The net assets of AMCI will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LanzaTech.
Certain Engagements in Connection with the Business Combination and Related Transactions
Barclays was engaged by LanzaTech to act as sole financial advisor and capital markers advisor to LanzaTech in connection with the Business Combination, and was entitled to receive compensation in connection with such roles. Evercore was engaged by AMCI to act as financial advisor and a capital markets advisor to AMCI in connection with the Business Combination and was entitled to receive compensation in connection with its role as financial advisor. In addition, Evercore was an underwriter on the IPO of AMCI. Goldman Sachs was engaged to act as a capital markets advisor to AMCI in connection with the Business Combination. However, as described elsewhere in this proxy statement/prospectus, each of Barclays, Evercore and Goldman Sachs subsequently resigned from their respective roles to AMCI and LanzaTech, as applicable, and will not be receiving any compensation for any such role.
Due to Barclays’ knowledge of LanzaTech, AMCI engaged Barclays to act as co-placement agent with Evercore and Goldman Sachs on the Private Placement. However, as described elsewhere in this proxy statement/prospectus, each of Barclays, Evercore and Goldman Sachs subsequently resigned from their roles as co-placement agents and will not be receiving any compensation for such role. Prior to such resignations, AMCI and LanzaTech each carefully considered the potential benefits of engaging Barclays for both roles, and each consented to Barclays’ roles as financial advisor to LanzaTech in connection with the Business Combination and as co-placement agent to AMCI in connection with the Private Placement and waived any potential conflicts in connection with such dual roles.
In addition, each of Barclays, Evercore and Goldman Sachs (together with their respective affiliates) is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, wealth management, investment research, principal investing, lending, financing, hedging, market making, brokerage and other financial and non-financial activities and services. Each of Barclays, Evercore and Goldman Sachs and their respective affiliates may provide investment banking and other commercial dealings to AMCI and LanzaTech and their respective affiliates in the future, for which they would expect to receive customary compensation.
In addition, in the ordinary course of its business activities, each of Barclays, Evercore and Goldman Sachs and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of AMCI or its affiliates. Each of Barclays, Evercore and Goldman Sachs and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
For more information on the resignations and fee waivers of the Advisors, please see the section entitled “— Resignations and Fee Waivers of the Advisors” above. As a result of this resignation and the associated waiver of fees, the transaction fees payable by AMCI and LanzaTech at the consummation of the Business Combination will be reduced by an aggregate of $31.89 million. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information and the estimated transaction fees and expenses required to be paid in connection with the Business Combination.
Vote Required for Approval
This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
The Business Combination is conditioned upon the approval of the Business Combination Proposal and each other condition precedent proposal, subject to the terms of the Merger Agreement. If the Business

Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote and will have no effect, even if approved by our stockholders.
AMCI’s Sponsor, directors and executive officers and the other AMCI Insiders have agreed to vote the founder shares and any public shares owned by them in favor of the Business Combination Proposal, regardless of how our public stockholders vote. See “Other Agreements — AMCI Letter Agreement” and “Other Agreements — Sponsor Agreement” for more information.
Recommendation of AMCI Board
THE AMCI BOARD UNANIMOUSLY RECOMMENDS THAT THE AMCI STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of AMCI’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of AMCI and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of AMCI’s Directors and Officers in the Business Combination” for a further discussion.

THE MERGER AGREEMENT
The following describes certain aspects of the Business Combination, including the material provisions of the Merger Agreement. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement and Amendment No. 1 thereto, which are attached to this proxy statement/prospectus as Annex A and Annex H respectively, and are incorporated by reference into this proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Business Combination.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary are included to provide you with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations, warranties and covenants by AMCI and LanzaTech. The representations, warranties and covenants made in the Merger Agreement by AMCI and LanzaTech were qualified and subject to important limitations agreed to by AMCI and LanzaTech in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure letters that AMCI and LanzaTech each delivered in connection with the Merger Agreement (which disclosure letters are not filed with the SEC as part of the Merger Agreement) and certain documents filed with the SEC. We do not believe that the disclosure letters contain information that is material to an investment or voting decision. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement.
For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of AMCI or LanzaTech, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.” AMCI will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement, and will update such disclosure as required by federal securities laws.
Effect of the Business Combination
Pursuant to the Merger Agreement, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the Business Combination. Upon consummation of the foregoing transactions, LanzaTech will become a wholly owned subsidiary of AMCI, which will then be renamed as determined by LanzaTech.
At the Effective Time, (i) the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time will become the certificate of incorporation and bylaws of LanzaTech, but reflecting the name change described in the paragraph above, (ii) the Current Charter will be amended and restated to be in the form of the Proposed Charter, (iii) the bylaws of AMCI (in the form attached to this proxy statement/prospectus as Annex F) will continue in force and will become the bylaws of New LanzaTech, until the same are further amended or modified in accordance with their own terms or applicable law, (iv) the directors and officers of LanzaTech immediately prior to the Effective Time will continue as the initial directors and officers of LanzaTech, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal and (v) the persons whose election is the subject of the Director Election Proposal will become the directors of New LanzaTech and the persons identified by

LanzaTech at the time of entry into the Merger Agreement will become the officers of New LanzaTech, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
Merger Consideration
The consideration to be paid to LanzaTech stockholders will be shares of New LanzaTech Common Stock (valued at $10.00 per share), in an aggregate value equal to the Equity Value, i.e. $1,817,000,000. Immediately prior to the Business Combination, the LanzaTech Share Conversion will be effectuated. Pursuant to the Merger Agreement, at the Effective Time, the consideration to be issued to the then current holders of LanzaTech shares will be in the form of shares of New LanzaTech Common Stock. The number of shares of New LanzaTech Common Stock payable in the Business Combination in respect of each share of LanzaTech capital stock will be determined based on the Exchange Ratio. In addition, the accumulated dividends payable to the holders of LanzaTech preferred shares in connection with the LanzaTech Share Conversion will be settled by delivery of New LanzaTech Common Stock, as part of the aggregate consideration described above in this paragraph.
Pursuant to the Merger Agreement, at the Effective Time: (i) each LanzaTech warrant that is outstanding and unexercised immediately prior to the Effective Time and would automatically be exercised or exchanged in full in accordance with its terms by virtue of the occurrence of the Business Combination, will be so automatically exercised or exchanged in full for the applicable shares of LanzaTech capital stock, and each such share of LanzaTech capital stock will be treated as being issued and outstanding immediately prior to the Effective Time and will be cancelled and converted into the right to receive the applicable shares of New LanzaTech Common Stock; (ii) each LanzaTech warrant that is outstanding and unexercised prior to the Effective Time and is not automatically exercised in full as described in clause (i) will be converted into a warrant to purchase shares of New LanzaTech Common Stock, in which case (a) the number of shares underlying such New LanzaTech warrant will be determined by multiplying the number of shares of LanzaTech capital stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio and (b) the per share exercise price of such New LanzaTech warrant will be determined by dividing the per share exercise price of such LanzaTech warrant immediately prior to the Effective Time by the Exchange Ratio, except that in the case of the AM SAFE Warrant, such exercise price will be $10.00; and (iii) to the extent not converted in full immediately prior to the Effective Time, the Brookfield SAFE will be assumed by New LanzaTech and will be convertible into shares of New LanzaTech Common Stock.
Pursuant to the Merger Agreement, at the Effective Time, each LanzaTech option will be converted into New LanzaTech options to purchase a number of shares of New LanzaTech Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of LanzaTech common shares subject to such LanzaTech option multiplied by (ii) the Exchange Ratio. The exercise price of such New LanzaTech options will be equal to the quotient of (a) the exercise price per share of such LanzaTech option in effect immediately prior to the Effective Time divided by (b) the Exchange Ratio (and as so determined, this exercise price will be rounded up to the nearest full cent).
Pursuant to the Merger Agreement, at the Effective Time, each LanzaTech RSA that is outstanding immediately prior to the Effective Time will be converted into a New LanzaTech RSA on the same terms and conditions as were applicable to such LanzaTech RSA immediately prior to the Effective Time, except that such New LanzaTech RSA will relate to a number of shares of New LanzaTech Common Stock equal to the number of LanzaTech common shares subject to such LanzaTech RSA, multiplied by the Exchange Ratio.
Each share of LanzaTech capital stock that is owned by AMCI, Merger Sub or LanzaTech (as treasury stock or otherwise) immediately prior to the Effective Time will be cancelled for no consideration. Each share of common stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of LanzaTech.
Each share of LanzaTech capital stock that is issued and outstanding immediately prior to the Effective Time and in respect of which a demand for appraisal has been properly exercised in accordance with Section 262 of the DGCL and, as of the Effective Time, has not been effectively withdrawn or lost or forfeited will not be converted into the right to receive the applicable consideration described above and instead will be converted into the right to receive such consideration as may be determined to be due with respect to such share pursuant to Section 262 of the DGCL. Each holder that becomes entitled to payment under the DGCL in respect of such shares will receive payment therefor in accordance with the DGCL (but only after the value therefor is agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any such holder fails to perfect or withdraws such holder’s appraisal rights, then such shares will be converted into the right to receive the applicable consideration provided for in the Merger Agreement as if the holder thereof had never exercised appraisal rights in respect thereof.
Closing and Effective Time of the Business Combination
Unless AMCI and LanzaTech otherwise mutually agree, the Closing will take place on the date which is no later than five business days after the first date on which all of the Closing conditions have been satisfied or, to the extent permitted by applicable law, waived (other than those conditions that by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions). See “The Merger Agreement — Conditions to Closing” for a more complete description of the conditions that must be satisfied prior to Closing.
On the Closing Date, Merger Sub and LanzaTech will effect the Business Combination by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Business Combination will become effective at the time the certificate of merger has been duly filed (or such later time as may be agreed in writing by AMCI and LanzaTech and specified in the certificate of merger).
As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the first quarter of 2023. However, there can be no assurance as to when or if the Business Combination will occur.
If the Closing has not occurred before 5:00 p.m., Eastern Time, on the Outside Date, the Merger Agreement may be terminated by either AMCI or LanzaTech. However, (i) if any action for specific performance or other equitable relief by LanzaTech brought in accordance with the Merger Agreement with respect to the Merger Agreement, any ancillary agreement or any of the transactions contemplated thereby is pending at such time, then the Outside Date will be automatically extended until 5:00 p.m., Eastern Time, on the date that is the earlier of (a) 30 days after the date on which a final, non-appealable governmental order has been entered with respect to such action and (b) August 6, 2023, and (ii) a party may not terminate the Merger Agreement pursuant to this provision if such party’s breach of any of its obligations under the Merger Agreement is the primary cause of the failure of the Closing to have occurred before the Outside Date. See “The Merger Agreement — Termination.”
Payments at Closing; Exchange Procedures
At the Closing, AMCI must deliver or cause to be delivered the shares of New LanzaTech Common Stock to be issued as consideration for the equity securities of LanzaTech, for further distribution to their holders as described in the section entitled “The Merger Agreement — Merger Consideration.” AMCI is also responsible for paying all accrued and unpaid transaction expenses of AMCI and LanzaTech.
No fractional shares of New LanzaTech Common Stock will be issued as part of the Business Combination. In lieu of the issuance of any such fractional shares, New LanzaTech has agreed to issue to each former holder of LanzaTech common stock who otherwise would be entitled to receive such fractional share (after aggregating all fractional shares of New LanzaTech Common Stock that otherwise would be received by such stockholder):
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one share of New LanzaTech Common Stock if the aggregate amount of fractional shares of New LanzaTech Common Stock such stockholder would otherwise be entitled to is equal to or exceeds 0.50; and

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no shares of New LanzaTech Common Stock if the aggregate amount of fractional shares of New LanzaTech Common Stock such stockholder would otherwise be entitled to is less than 0.50.

At least 15 business days prior to the Closing Date, AMCI will appoint an exchange agent to act as agent for the purpose of paying the applicable consideration due to the holders of LanzaTech shares.

Reasonably promptly after the Effective Time, AMCI will cause such exchange agent to send to the LanzaTech stockholders a letter of transmittal and instructions for use in the exchange of their LanzaTech shares for the shares of New LanzaTech Common Stock payable as consideration in the Business Combination. Such LanzaTech stockholders will become entitled to receive such consideration upon receipt by the exchange agent of a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the exchange agent. No interest will be paid or accrued upon the transfer of any LanzaTech shares.
Following the date that is one year after the Closing Date, New LanzaTech will instruct the exchange agent to deliver back to New LanzaTech all documents in its possession relating to the transactions contemplated by the Merger Agreement, and to terminate the duties of the exchange agent in such capacity. In the event of any such termination, any portion of the consideration for the Business Combination that remains unclaimed will be returned to New LanzaTech, and any former LanzaTech stockholder who has not exchanged LanzaTech shares for such consideration may transfer the applicable LanzaTech shares to New LanzaTech and (subject to applicable abandoned property, escheat and similar laws) receive the applicable consideration in respect of such cancelled LanzaTech shares, without any interest. None of New LanzaTech, Merger Sub, LanzaTech or the exchange agent will be liable to any person in respect of any consideration delivered to a governmental authority pursuant to and in accordance with any applicable abandoned property, escheat or similar laws. If any LanzaTech shares are not transferred immediately prior to the date on which any consideration payable in the Business Combination in respect of such shares would otherwise escheat to or become the property of any governmental authority, any such amounts will, to the extent permitted by applicable law, become the property of LanzaTech.
Covenants and Agreements
Conduct of LanzaTech Prior to the Completion of the Business Combination
LanzaTech has agreed that, prior to the Closing Date, subject to certain exceptions, it will use commercially reasonable efforts to operate the business of LanzaTech and its subsidiaries in the ordinary course and to preserve the present business and operations and goodwill of LanzaTech.
In addition to the general covenants above, LanzaTech has agreed that prior to Closing, subject to certain general and certain specified exceptions (in addition to the exceptions noted below), it will not, without the written consent of AMCI:
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amend, restate, supplement or otherwise modify any provision of the governing documents of LanzaTech;

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incorporate, form or organize any new direct or indirect subsidiary of LanzaTech or engage in any new line of business that is materially different from the general nature of the businesses of LanzaTech and its subsidiaries as of the date hereof;

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(i) pay, make, declare or set aside any dividend or other distribution in respect of any equity security of LanzaTech, (ii) split, combine, reclassify or otherwise amend or modify any terms of any equity security of LanzaTech or any of its subsidiaries, other than any such transaction by a wholly owned subsidiary of LanzaTech that remains a wholly owned subsidiary of LanzaTech after consummation of such transaction, or (iii) purchase, repurchase, redeem or otherwise acquire (or offer to purchase, repurchase, redeem or otherwise acquire) any issued and outstanding capital stock of, or other equity security in, LanzaTech or any of its subsidiaries (other than in certain specified exceptions);

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except for the issuance of any SAFE Shares in accordance with the terms of the AM SAFE Note, the AM SAFE Warrant or the Brookfield SAFE, (i) grant, issue, transfer, sell or otherwise dispose of, or authorize to issue, sell, or otherwise dispose of, any equity security of LanzaTech (other than any grant of any equity awards under any LanzaTech incentive plan in the ordinary course of business consistent with past practice) or (ii) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any equity security or enter into other agreements or commitments of any character obligating it to issue any equity security;

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enter into, modify or amend (other than an automatic extension) in any material respect or terminate (other than by expiration in accordance with the terms of any contract without an automatic renewal or similar term) any material contract or real property lease, in each case, other than in the ordinary course of business;
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(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of LanzaTech or any of its subsidiaries or guarantee any debt securities of another person, (ii) incur or assume any indebtedness for borrowed money or (iii) guarantee any indebtedness for borrowed money of a third party, except, in the case of each of the foregoing clauses (i) through (iii), in an aggregate amount not to exceed $500,000;

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sell, assign, transfer, convey, lease or otherwise dispose of owned real property or any material tangible assets or properties of LanzaTech or any of its subsidiaries;

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make or commit to make any capital expenditures other than in an amount not exceeding $10,000,000 in the aggregate;

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acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

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waive, release, settle, compromise or otherwise resolve any action, claim or proceeding, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $5,000,000 (net of any amounts covered by insurance) in the aggregate;

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authorize, recommend, propose or announce an intention to adopt a plan of, or otherwise enter into or effect any, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of LanzaTech or its subsidiaries;

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(i) make or change any material election in respect of taxes, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement (other than customary commercial contracts entered into in the ordinary course of business not primarily related to taxes), (v) settle any claim or assessment in respect of material taxes, (vi) surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect of any material tax attribute that would reasonably be expected to give rise to any claim or assessment of taxes;

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knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Business Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and other regulations promulgated by the United States Department of Treasury;

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except in the ordinary course of business consistent with past practice or as otherwise required by any existing LanzaTech benefit plan or certain material contracts, (i) grant any severance, retention, change-of-control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee in the ordinary course of business, (ii) terminate, adopt, enter into or amend any material benefit plan, or (iii) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider with aggregate annual compensation exceeding $250,000;

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enter into, amend, extend or terminate any collective bargaining agreement or similar labor agreement or recognize or certify any labor union, labor organization, or group of employees of LanzaTech or its subsidiaries as the bargaining representative for any employees of LanzaTech or its subsidiaries;

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implement any employee layoffs, plant closings, or similar events that individually or in the aggregate would give rise to any material obligations or liabilities on the part of LanzaTech under the federal Work Adjustment and Retraining Notification Act or any similar state or local “mass layoff” or “plant closing” law;

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enter into or materially amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other affiliates, other than payments or distributions (i) relating to obligations in respect of arm’s-length commercial transactions pursuant to certain affiliate agreements or (ii) in the ordinary course of business consistent with past practice;
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except as required by GAAP or applicable law, make any change in accounting methods, principles or practices;

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(i) transfer, sell, assign, license, sublicense, covenant not to assert, encumber, subject to a lien (other than a permitted lien), abandon, allow to lapse, or otherwise dispose of, any right, title or interest in the intellectual property owned by LanzaTech or its subsidiaries (other than certain licenses of intellectual property entered into in the ordinary course of business or the abandonment of certain intellectual property owned by LanzaTech or its subsidiaries abandoned in the ordinary course of business consistent with past practice in LanzaTech’s reasonable business judgment); (ii) disclose any trade secrets to any third party that is not subject to a contract to maintain confidentiality; or (iii) subject any source code for any LanzaTech software to any copyleft license; or

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enter into any agreement to take any action prohibited under the foregoing bullets.

Conduct of AMCI Prior to the Completion of the Business Combination
AMCI has agreed that, prior to the Closing Date, subject to certain exceptions, it will use reasonable best efforts to operate its business in the ordinary course and consistent with past practice. In addition, AMCI has agreed that prior to the Closing, subject to certain general and certain specified exceptions (in addition to the exceptions noted below), it will not, without the written consent of LanzaTech:
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amend, restate, supplement or otherwise modify or waive any provision of (or seek any approval from the stockholders of AMCI to amend, restate, supplement or otherwise modify or waive any provision of) (i) the Investment Management Trust Agreement, dated as of August 3, 2021, between AMCI and Continental Stock Transfer & Trust Company, as trustee, (ii) the AMCI warrants, (iii) the Warrant Agreement, dated August 3, 2021, between AMCI and Continental Stock Transfer & Trust Company, as warrant agent, or (iv) the governing documents of AMCI or Merger Sub, except as contemplated by the Merger Agreement;

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(i) pay, make, declare or set aside any dividend or other distribution in respect of any equity security of AMCI or Merger Sub, (ii) split, combine, reclassify or otherwise amend or modify any terms of any equity security of AMCI or Merger Sub or (iii) purchase, repurchase, redeem or otherwise acquire (or offer to purchase, repurchase, redeem or otherwise acquire) any issued and outstanding equity security of AMCI or Merger Sub, other than to provide eligible stockholders of AMCI with the opportunity to effect share redemptions as required by AMCI’s governing documents;

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(i) make or change any material election in respect of taxes, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement (other than customary commercial contracts entered into in the ordinary course of business not primarily related to taxes), (v) settle any claim or assessment in respect of material taxes, (vi) surrender or allow to expire any right to claim a refund of material taxes; or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect of any material tax attribute that would reasonably be expected to give rise to any claim or assessment of taxes;

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knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Business Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and other regulations promulgated by the United States Department of Treasury;

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other than in connection with any working capital loan up to $1,500,000 incurred for the sole purpose of paying AMCI’s transaction expenses that are due and payable prior to the Closing, enter into, renew, terminate, amend, restate, supplement or otherwise modify or waive any provision of any transaction or contract with any affiliate, director or officer of AMCI or Merger Sub, Sponsor, any related person of the Sponsor or any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater;
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other than transaction expenses or the incurrence of working capital loans up to $1,500,000 incurred for the sole purpose of paying AMCI’s transaction expenses that are due and payable prior to the Closing, incur, assume or otherwise become liable for any indebtedness or liability or guarantee any indebtedness or liability of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of AMCI or any of its subsidiaries or guarantee any debt securities of another person, other than indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice and not exceeding $100,000 in the aggregate;

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(i) issue any equity securities of AMCI, (ii) grant any options, warrants or other equity-based awards with respect to equity securities of AMCI or (iii) amend, modify or waive any of the material terms or rights set forth in any AMCI warrant, including any amendment, modification or reduction of the warrant price set forth therein;

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incorporate, form or organize any new direct or indirect subsidiary of AMCI or engage in any new line of business that is materially different from the general nature of the businesses of AMCI and Merger Sub as of the date of the Merger Agreement;

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enter into, modify or amend in any material respect or terminate (other than by expiration in accordance with the terms of any contract without an auto-renewal or similar term) any material contract, in each case, other than in the ordinary course of business;

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acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

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waive, release, settle, compromise or otherwise resolve any action, claim or proceeding, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $5,000,000 (net of any amounts covered by insurance) in the aggregate;

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authorize, recommend, propose or announce an intention to adopt a plan of, or otherwise enter into or effect any, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of AMCI or Merger Sub;

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except as required by GAAP or applicable law, make any change in accounting methods, principles or practices; or

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enter into any agreement to take any action prohibited under the foregoing bullets.

HSR Act and Regulatory Approvals
In connection with the transactions contemplated by the Merger Agreement, each of LanzaTech and AMCI agreed to comply promptly but in no event later than March 22, 2022 with any applicable notification and reporting requirements of the HSR Act. Each of LanzaTech and AMCI have agreed to substantially comply with any information or document requests pursuant to the HSR Act issued by the Antitrust Division of the Department of Justice or the Federal Trade Commission, and to cooperate in good faith with governmental authorities and use reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by the Merger Agreement as soon as practicable (but in any event prior to the Outside Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any action in any forum by or on behalf of any governmental authority or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination.
To the extent not prohibited by law, AMCI and LanzaTech have agreed to promptly furnish to the other copies of any notices or written communications received by, them or any of their respective affiliates from any third party or governmental authority with respect to the transactions contemplated by the Merger Agreement, and AMCI and LanzaTech have agreed to permit counsel to the other an opportunity to review in advance, and AMCI and LanzaTech (respectively) have agreed to consider in good faith the views of such counsel in connection with, any proposed written communications by AMCI and LanzaTech to any governmental authority concerning the transactions contemplated by the Merger Agreement. AMCI and LanzaTech will not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority without the written consent of the other. To the extent not prohibited by law, AMCI and LanzaTech have agreed to provide the other and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between AMCI and LanzaTech, their agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated in the Merger Agreement.
AMCI and LanzaTech have each agreed to be responsible for 50% of the filing fees payable to the antitrust authorities in connection with the transactions contemplated in the Merger Agreement.
Proxy Solicitation
As promptly as practicable after the execution of the Merger Agreement, AMCI and LanzaTech have agreed (i) to jointly prepare, and AMCI will file with the SEC, mutually acceptable materials which will include this proxy statement, which will be sent to the AMCI Stockholders, and (ii) that AMCI will prepare (with LanzaTech’s reasonable cooperation) and file with the SEC the registration statement in which this proxy statement has been included as a prospectus (the “Proxy Statement/Registration Statement”).
AMCI and LanzaTech have agreed to use their reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the transactions contemplated in the Merger Agreement.
AMCI has agreed to use its reasonable best efforts to obtain all necessary state securities laws or “blue sky” governmental authorizations required to carry out the transactions contemplated in the Merger Agreement, and LanzaTech will furnish all information concerning itself, its subsidiaries, and any of their respective equity holders as may be reasonably requested in connection with any such action.
AMCI and LanzaTech have agreed to furnish each other all information concerning itself and its respective subsidiaries, officers, directors, managers and equity holders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by the Merger Agreement, or any other statement, filing, notice or application made by or on behalf of AMCI, LanzaTech or any of their respective subsidiaries to any governmental authority or to Nasdaq, in connection with the Business Combination and the other transactions contemplated in the Merger Agreement.
AMCI has further agreed to, as promptly as practicable after the registration statement is declared effective under the Securities Act, (x) cause this proxy statement to be disseminated to AMCI Stockholders in compliance with applicable laws, (y) duly give notice of and convene and hold the Special Meeting and (z) solicit proxies from the AMCI Stockholders to vote in favor of each of the condition precedent proposals and provide them with the opportunity to redeem their shares in connection with the Business Combination.
LanzaTech Stockholder Approval
After the registration statement in which this proxy statement is included becomes effective, LanzaTech will solicit, and as promptly as reasonably practicable (and in any event within 10 business days) will obtain and deliver to AMCI a written consent from the LanzaTech stockholders as is sufficient to obtain the LanzaTech Requisite Approval.
No Solicitation by AMCI
From the date of the Merger Agreement to the earlier of the Closing or the valid termination of the Merger Agreement, AMCI will not, and will cause its subsidiaries not to, and will instruct and use reasonable best efforts to cause its and their respective representatives, not to, (i) make any offer, inquiry, proposal or indication of interest relating to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar, other than the Business Combination, (ii) initiate, solicit, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, any person with respect to any such offer, inquiry, proposal or indication of interest, (iii) enter into any acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to any such offer, inquiry, proposal or indication of interest, other than to or with LanzaTech and its representatives, (iv) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions or negotiations or (v) resolve or agree to do any of the foregoing.
AMCI is required to, and to instruct and cause its representatives, its affiliates and their respective representatives to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to any of the foregoing.
Further, the AMCI Board is not permitted to, and is not permitted to publicly propose to, withdraw, amend, qualify or modify its recommendation that the AMCI Stockholders vote in favor of each of the condition precedent proposals.
No Solicitation by LanzaTech
From the date of the Merger Agreement to the earlier of the Closing or the valid termination of the Merger Agreement, LanzaTech will not, and will cause its subsidiaries not to, and will instruct and use reasonable best efforts to cause its and their respective representatives, not to, (i) initiate, solicit, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, any person with respect to, or provide any non-public information or data concerning LanzaTech or any of its subsidiaries to any person, relating to any Acquisition Proposal or afford to any person access to the business, properties, assets, information or personnel of LanzaTech or any of its subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state for purposes of facilitating an Acquisition Proposal, (iv) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an Acquisition Proposal or (v) resolve or agree to do any of the foregoing.
LanzaTech is also required to, and to instruct and cause its representatives, its affiliates and their respective representatives to, immediately cease and terminate all discussions and negotiations with any persons with respect to an Acquisition Proposal, and promptly (and in any event within two business days after receipt thereof) notify AMCI in writing of the receipt of any inquiry, proposal, offer or request for information received that constitutes an Acquisition Proposal and keep AMCI reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto).
For purposes of the Merger Agreement, an “Acquisition Proposal” is defined as any offer, inquiry, proposal or indication of interest (whether written or oral, and whether binding or non-binding), other than with respect to the transactions contemplated by the Merger Agreement, and other than with respect to any acquisition or disposition of property or assets in the ordinary course of business, relating to (i) any acquisition, issuance or purchase, whether directly or indirectly, of (a) 15% or more of the consolidated assets (by value), or assets generating 15% or more of the consolidated revenues or net income, of LanzaTech and its subsidiaries or (b) 15% or more of any class or series of equity securities of (x) LanzaTech or (y) any subsidiary of LanzaTech holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets (by value), or assets generating 15% or more of the consolidated revenues or net income, of LanzaTech and its subsidiaries, (ii) any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 15% or more of any class of equity securities or voting securities of (a) LanzaTech or (ii) any subsidiary of LanzaTech holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets (by value), or assets generating 15% or more of the consolidated revenues or net income, of LanzaTech and its subsidiaries or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (a) LanzaTech or (b) any subsidiary of LanzaTech holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets (by value), or assets generating 15% or more of the consolidated revenues or net income, of LanzaTech and its subsidiaries, and of which LanzaTech or its applicable subsidiary is not the surviving entity.
Further, the board of directors of LanzaTech is not permitted to, and is not permitted to publicly propose to, withdraw, amend, qualify or modify its recommendation that the LanzaTech stockholders vote in favor of the adoption of the Business Combination and the other matters submitted for their approval in connection with the LanzaTech Requisite Approval.
The Nasdaq Listing
Prior to the Closing, AMCI will use reasonable best efforts to cause its common stock to be issued in connection with the transactions contemplated hereby to be approved for listing on Nasdaq (subject to notice of issuance) prior to the Closing under a ticker symbol to be selected by LanzaTech, including by submitting prior to the Closing an initial listing application (the “Listing Application”) with Nasdaq with respect to such common stock. Each of LanzaTech and AMCI will promptly furnish all information concerning itself and its affiliates as may be reasonably requested by such other party and will otherwise reasonably assist and cooperate with such other party in connection with the preparation and filing of the Listing Application. AMCI is also required to use reasonable best efforts to cause the Listing Application to comply in all material respects with all applicable requirements and undertake a number of other specified obligations under the Merger Agreement in order to have the Listing Application approved by Nasdaq as promptly as practicable, including, among other actions, notifying LanzaTech of any comments thereto received from Nasdaq and giving LanzaTech a reasonable opportunity to review and comment on any submissions made in connection therewith.
From the date of the Merger Agreement to the earlier of the Closing or the valid termination of the Merger Agreement, AMCI has agreed to maintain its listing on Nasdaq.
Private Placement
AMCI is not permitted to agree to any amendment or modification to any of the Subscription Agreements, and must use reasonable best efforts to take all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the Private Placement on the terms contemplated by the Subscription Agreements, including by using reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay the applicable purchase price under each applicable Subscription Agreement. AMCI may enter into additional subscription agreements with reasonable advance notice to LanzaTech as long as (i) the purchase price is at least $10.00 per AMCI share so subscribed for, (ii) LanzaTech is given a reasonable opportunity to review and comment on any such additional subscription agreement, which comments AMCI must consider in good faith, and (iii) AMCI promptly delivers to LanzaTech true and correct copies of each such additional subscription agreement. The proceeds raised pursuant to such additional subscription agreement(s) will be included in the determination of the Minimum Closing Cash Condition, as described in the section entitled “The Merger Agreement — Conditions to Closing — Additional Conditions to the Obligations of LanzaTech” below.
AMCI is also required to keep LanzaTech and its financial advisors reasonably informed with respect to the Private Placement, including by consulting and cooperating with, and considering in good faith any feedback from, LanzaTech or its financial advisors with respect to such matters, and to give notice to LanzaTech of any requested amendments to, breaches or defaults under, receipt of certain notices from the PIPE Investors with respect to, any Subscription Agreement, or in the event that AMCI does not expect to receive all or any portion of the applicable purchase price under any PIPE Investor’s Subscription Agreement in accordance with its terms.
Indemnification of Directors and Officers
From and after the Effective Time, New LanzaTech is required to indemnify and hold harmless each present and former director and officer of (i) LanzaTech and each of its subsidiaries (in each case, solely to the extent acting in their capacity as such) and (ii) AMCI and each of its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, in each case arising out of or pertaining to matters existing or occurring at or prior to the Effective Time , whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that LanzaTech, AMCI or any of their respective subsidiaries, as the case may be, would have been permitted under applicable law and their respective governing documents in effect on the date of the Merger Agreement to indemnify such parties listed above (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). In addition, New LanzaTech will, and will cause its subsidiaries to (a) maintain, for a period of not less than six years following the Closing Date, provisions in its governing documents concerning the indemnification, exoneration and exculpation (including provisions relating to expense advancement) of AMCI’s and its subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those persons than the provisions of the governing documents of LanzaTech, AMCI or their respective subsidiaries, as applicable, in each case, as in effect on the date of the Merger Agreement, and (B) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law. New LanzaTech will assume, and be liable for, each of the foregoing indemnification covenants.
For a period of six years following the Closing Date, New LanzaTech is required to maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by AMCI’s, LanzaTech’s or any of their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms substantially the same as (and, in any event, not less favorable in the aggregate than) the terms of such current insurance coverage, except that in no event will New LanzaTech be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by AMCI or LanzaTech, as applicable, for such insurance policy for the year ended December 31, 2021. If premium for such insurance would exceed such amount or if such coverage is not available, New LanzaTech is required to purchase and maintain the maximum coverage available for such specified amount. This obligations may be satisfied if New LanzaTech obtains a six-year “tail” policy containing terms substantially the same and not less favorable in aggregate than the terms of the current insurance coverage with respect to claims existing or occurring prior to the Effective Time. Any such insurance is required to continue to be maintained until disposition of any claim made thereunder during the abovementioned six-year period.
The Merger Agreement also requires AMCI to enter into customary indemnification agreements reasonably satisfactory to AMCI and LanzaTech, with each person who will be a director or officer of New LanzaTech immediately after the Effective Time.
The present and former directors and officers of LanzaTech, AMCI and each their respective subsidiaries are third-party beneficiaries of, and have a right to enforce, the obligations described above in this subsection “— Indemnification of Directors and Officers.”
Employee Matters
Prior to the Closing Date, AMCI must approve the Incentive Plan in accordance with the Incentive Plan Proposal, providing for awards in the form of cash as well as incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, performance units, stock appreciation rights, and other equity-based awards. The Incentive Plan is required to provide for the ability to grant and recycle New LanzaTech Common Stock (including any shares subject to forfeited options or restricted stock awards), and to initially reserve a number of shares of New LanzaTech Common Stock constituting 10% of the total number of shares of New LanzaTech Common Stock outstanding on a fully diluted basis, as determined at the Closing, and include an “evergreen” provision pursuant to which the number of shares reserved for issuance under the Incentive Plan will be increased automatically each year by 3% of the aggregate number of shares of New LanzaTech Common Stock then outstanding on a fully diluted basis. Within five business days following the expiration of the 60-day period following the date on which New LanzaTech files current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, New LanzaTech is required to file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the shares issuable under the Incentive Plan.

Prior to the Closing Date, AMCI and LanzaTech will conditionally enter into new employment agreements with certain mutually agreed individuals, on terms and conditions reasonably agreed among LanzaTech, AMCI and the relevant individual. The effectiveness of any such employment agreements will be conditioned on the Closing.
Other Covenants and Agreements
The Merger Agreement contains other covenants and agreements, including covenants related to:
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LanzaTech providing, subject to certain specified restrictions and conditions, to AMCI and its respective representatives reasonable access to LanzaTech’s and its subsidiaries’ properties, books, contracts, tax returns, records and appropriate officers and employees;

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AMCI providing, subject to certain specified restrictions and conditions, to LanzaTech and its respective representatives reasonable access to AMCI’s properties, books, contracts, tax returns, records and appropriate officers and employees;

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AMCI giving notice to the Trustee, preparing relevant documents and taking actions as required in order to make payments in respect of any redemptions of AMCI shares effected in connection with the Business Combination, and to terminate the Trust Account after all such payments are made;

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LanzaTech waiving claims to the Trust Account in the event that the Business Combination does not consummate;

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AMCI and LanzaTech agreeing to take all actions necessary or appropriate to cause appointments, with effect as of immediately after the Effective Time, of (i) certain directors to the AMCI Board of AMCI, as required in connection with the Director Election Proposal and (ii) certain officers of AMCI;

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AMCI keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable laws;

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AMCI taking all steps as may be required to cause any acquisition or disposition of any equity security of AMCI that occurs or is deemed to occur by reason of the transactions contemplated by the Merger Agreement by each individual who is or may become subject to the reporting requires of Section 16(a) of the Exchange Act in connection with the transactions contemplated by the Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters;

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cooperation between AMCI and LanzaTech in obtaining any material third-party consents and approvals required, and taking other actions that may be reasonably necessary, to consummate the Business Combination;

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LanzaTech being required to use reasonable best efforts to deliver to AMCI as promptly as practicable its and its consolidated subsidiaries’ audited financial statements for the years ended December 31, 2020 and December 31, 2021, and any other financial statements that are required by applicable law to be included in this proxy statement/registration statement;

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LanzaTech being required to terminate or settle certain specified agreements with certain of its affiliates;

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the notification by one party to the other of any proceedings brought or threatened against such party with respect to the Merger Agreement, any ancillary agreement thereto or any of the transactions contemplated thereby, and resulting obligations to give such other party an opportunity to participate in (but not control) such proceedings and not to settle them without the prior written consent of such other party;

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agreement relating to the intended tax treatment of the transactions contemplated by the Merger Agreement, and other tax matters such as payment of transfer taxes (if any) owing in connection with the Business Combination, termination of certain tax sharing agreements of LanzaTech and the filing of tax returns of LanzaTech and its subsidiaries relating to periods prior to the Closing; and

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confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby.

Representations and Warranties
The Merger Agreement contains representations and warranties made by LanzaTech to AMCI and Merger Sub relating to a number of matters pertaining to LanzaTech, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Merger Agreement:
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corporate organization, qualification to do business, good standing and corporate power of LanzaTech and its subsidiaries;

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due authorization and corporate power to enter into the Merger Agreement and other ancillary agreements, and to complete the transactions contemplated thereby;

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absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Merger Agreement or consummating the transactions contemplated thereby;

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required governmental and regulatory consents necessary in connection with the execution of the Merger Agreement or the consummation of the transactions contemplated thereby;

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capitalization of LanzaTech;

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capitalization of the subsidiaries of LanzaTech;

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financial statements;

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absence of certain undisclosed liabilities;

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absence of any changes constituting a material adverse effect;

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absence of legal proceedings, governmental investigations and governmental orders;

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compliance with applicable law;

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material contracts;

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employee compensation and benefit matters;

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labor matters and employee relations;

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taxes;

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broker’s and finder’s fees related to the transactions contemplated by the Merger Agreement and ancillary agreements thereto;

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insurance policies of LanzaTech and its subsidiaries;

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possession of material licenses, permits, authorizations and approvals reasonably required for the conduct of the business of LanzaTech and its subsidiaries;

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ownership, title and interest in and to equipment and other tangible property, and condition of such assets;

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real property owned or leased by LanzaTech and its subsidiaries, and the title and interest to, and condition of, such real property;

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intellectual property and information technology systems;

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privacy and cybersecurity matters;

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environmental matters;

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anti-corruption and anti-money laundering matters;

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sanctions and international trade matters;

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accuracy of LanzaTech’s information provided for inclusion in this proxy statement/prospectus;

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certain top customers of LanzaTech;

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certain top vendors of LanzaTech;

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sufficiency of assets for continued conduct of the business of LanzaTech;

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disclosures of certain transactions between LanzaTech and certain of its related parties; and

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absence of registration requirements under the Investment Company Act.

Certain of these representation and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to LanzaTech means any event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the results of operations or financial condition of LanzaTech and its subsidiaries, taken as a whole; except that the following factors, alone or in combination, will not be deemed to constitute, or be taken into account in determining whether there has been or would be, a material adverse effect: (a) any change or proposed change in applicable laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the taking of any action required by or expressly permitted by the Merger Agreement or any ancillary agreement thereto or with the written consent of AMCI, or the failure to take any action that is prohibited by the Merger Agreement or any other ancillary agreement thereto, (d) any natural disaster (including hurricanes, storms, tornados, flooding, tsunamis, earthquakes, mudslides, wildfires, volcanic eruptions or similar occurrences), pandemic or epidemic or other public health crisis (including COVID-19), “force majeure” event or calamity (whether or not caused by any person), state of emergency declared by any governmental authority, change in climate or weather conditions, or any action (including the issuance of any directive, pronouncement or guideline) by any governmental authority or self-regulatory organization in response to any of the foregoing (or change in any such action previously taken), (e) any act of terrorism, sabotage (including any cyberattack), war, outbreak or escalation of hostilities, commencement or escalation of military action, embargo, riot, act of mass protest or state of civil unrest, strike or labor disturbance, or any action (including the issuance of any directive, pronouncement or guideline) by any governmental authority or self-regulatory organization in response to any of the foregoing (or change in any such action previously taken), (f) municipal, state, national or international political conditions, (g) any failure of LanzaTech to meet any projection, forecast or budget (but this clause (g) will not prevent a determination that any event not otherwise excluded from this definition of material adverse effect underlying such failure constitutes a material adverse effect), (h) any event generally affecting the industries, geographic areas or markets in which LanzaTech or any of its subsidiaries operates (including increases in the cost of products, supplies, materials or other goods or labor or other services), (i) the announcement or performance of the Merger Agreement or any other ancillary agreement thereto or the consummation of any of the transactions contemplated thereby, including, as a result thereof, any termination of, reduction in or other adverse impact on relationships, contractual or otherwise, with any lessor, lessee, licensor, licensee, customer, distributor, vendor, supplier, partner, employee or other service provider or other business relation of LanzaTech or any of its subsidiaries, (j) any liability or action to the extent expressly described in the disclosure letter delivered by LanzaTech to AMCI concurrently with the execution of the Merger Agreement, (k) any action taken by, or at the request of, AMCI, Sponsor or any of their respective affiliates. Any event referred to in any of the foregoing clauses (a), (b), (d), (e), (f) and (h) may be taken into account in determining whether a material adverse effect has occurred to the extent that such event has a disproportionate and adverse effect on the results of operations or financial condition of LanzaTech and its subsidiaries, taken as a whole, relative to companies in the industry in which LanzaTech and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on LanzaTech and its subsidiaries, taken as a whole, relative to companies in the industry in which LanzaTech and its subsidiaries conduct their respective operations.
The Merger Agreement also contains representations and warranties made by AMCI and Merger Sub to LanzaTech relating to a number of matters pertaining to AMCI or Merger Sub, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Merger Agreement:
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corporate organization, qualification to do business and good standing of each of AMCI and Merger Sub;

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due authorization and corporate power to enter into the Merger Agreement and other ancillary agreements, and to complete the transactions contemplated thereby;

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the votes of AMCI Stockholders required for approval of each of the condition precedent proposals;

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absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Merger Agreement or consummating the transactions contemplated thereby;

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required governmental and regulatory consents necessary in connection with the execution of the Merger Agreement or the consummation of the transactions contemplated thereby;

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absence of legal proceedings, governmental investigations and governmental orders;

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compliance with applicable law;

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compliance of SEC filings with applicable laws and SEC rules and requirements;

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disclosure controls and procedures, financial statements, compliance with Nasdaq rules and regulations and with certain other securities laws;

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absence of certain undisclosed liabilities;

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absence of certain material changes and conduct of business in the ordinary course;

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balance in the Trust Account, arrangements and contracts pertaining to the Trust Account, and effects of the Business Combination on the Trust Account;

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absence of registration requirements under the Investment Company Act;

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capitalization of AMCI, the absence of any AMCI subsidiaries other than Merger Sub, and the authorization and validity of the New LanzaTech Common Stock to be issued in connection with the Business Combination;

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the Private Placement;

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broker’s and finder’s fees related to the transactions contemplated by the Merger Agreement and ancillary agreements thereto;

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absence of indebtedness or unpaid liabilities;

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tax matters;

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business activities conducted by AMCI and Merger Sub, the absence of arrangements pertaining to any business combination other than the Business Combination, absence of certain contracts and of working capital loans made by AMCI or Merger Sub;

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Nasdaq stock market quotation of the shares, warrants and units of AMCI, and compliance with related Nasdaq listing requirements;

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compliance of the this proxy statement/registration statement with the applicable requirements of the Securities Act and Exchange Act; and

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the absence of any employees or certain employee benefit plans.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to AMCI means any event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, results or operations or financial condition of AMCI or (ii) the ability of AMCI or Merger Sub to perform their respective obligations under the Merger Agreement or consummate the transactions therein; except that in no event would any redemption of AMCI Shares made in accordance with the Current Charter, in and of itself, be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect.
Conditions to Closing
The completion of the Business Combination is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations
The obligations of the parties to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction or, if legally permitted, waiver by all such parties, of the following conditions:
AMCI Stockholder Approval.   The approval by the AMCI Stockholders of all the condition precedent proposals set forth in this proxy statement/registration statement.
LanzaTech Stockholder Approval.   Obtaining the LanzaTech Requisite Approval from the LanzaTech stockholders.
Registration Statement.   This registration statement being declared effective under the Securities Act, no stop order suspending the effectiveness of this registration statement being issued by the SEC which remains in effect and no proceeding seeking such a stop order being initiated by the SEC which remains pending.
HSR Act.   The applicable waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by the Merger Agreement and any ancillary agreements having expired or terminated.
No Prohibition.   There being no governmental order or other law from any governmental authority of competent jurisdiction in effect that enjoins, prohibits or makes illegal the consummation of the Business Combination or any other transaction contemplated in the Merger Agreement.
Net Tangible Assets.   AMCI will have, and will not have redeemed Class A common stock in an amount that would cause AMCI not to have, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) after giving effect to (i) any payments required to be made in connection with redemptions of shares of Class A common stock in connection with the Business Combination AMCI’s share redemptions and (ii) the PIPE Investment Amount.
Listing.   The New LanzaTech Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement will have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.
Additional Conditions to the Obligations of AMCI and Merger Sub
The respective obligations of AMCI and Merger Sub to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction or, if legally permitted, waiver by AMCI and Merger Sub, of the following additional conditions:
Representations and Warranties.
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The representations and warranties of LanzaTech regarding capitalization of LanzaTech must be true and correct in all but de minimis respects as of the Closing Date as though then made (except to the extent any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all but de minimis respects as of such earlier date);

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Each of the representations and warranties of LanzaTech regarding corporate organization, due authorization and corporate power to enter into the Merger Agreement, no conflicts with LanzaTech’s organizational documents, absence of certain material changes constituting a material adverse effect, and broker’s fees must be true and correct in all respects as of the Closing Date, as though then made (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all respects as of such earlier date);

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The representations and warranties of LanzaTech regarding capitalization of the LanzaTech subsidiaries must be true and correct in all material respects as of the Closing Date as though then made (except to the extent any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all material respects as of such earlier date); and

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All of the other representations and warranties of LanzaTech must be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct does not constitute a material adverse effect.

Agreements and Covenants.   LanzaTech having performed or complied with in all material respects all agreements and covenants required under the Merger Agreement to be performed or complied with by LanzaTech at or prior to the Closing.
Material Adverse Effect.   There will not have occurred any material adverse effect with respect to LanzaTech that is continuing.
Officer’s Certificate.   LanzaTech must deliver to AMCI a certificate signed by an officer of LanzaTech, dated as of the Closing Date, certifying that to the knowledge and belief of such officer, the conditions relating to LanzaTech’s representations and warranties, the performance and compliance of LanzaTech’s agreements and covenants and the absence of any material adverse effect relating to LanzaTech, each as described above, have been satisfied.
Additional Conditions to the Obligations of LanzaTech
The obligations of LanzaTech to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction or, if legally permitted, waiver by LanzaTech, of the following additional conditions:
Representations and Warranties.
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The representations and warranties of AMCI and Merger Sub regarding capitalization of AMCI, the absence of any AMCI subsidiaries other than Merger Sub, and the authorization and validity of the New LanzaTech Common Stock to be issued in connection with the Business Combination must be true and correct in all but de minimis respects as of the Closing Date as though then made (except to the extent any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all but de minimis respects as of such earlier date);

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Each of the representations and warranties of AMCI and Merger Sub regarding corporate organization, due authorization and corporate power to enter into the Merger Agreement, no conflicts with organizational documents of AMCI and Merger Sub, absence of certain material changes, matters pertaining to the Trust Account, the Private Placement and broker’s fees must be true and correct in all respects as of the Closing Date, as though then made (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct in all respects as of such earlier date); and

•
All of the other representations and warranties of AMCI and Merger Sub must be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent any such representation and warranty is made as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct does not constitute a material adverse effect or would not have a material and adverse effect on the ability of AMCI or Merger Sub to enter into and perform their respective obligations under and consummate the transactions contemplated by the Merger Agreement or any of its ancillary agreements.

Agreements and Covenants.   AMCI and Merger Sub having performed or complied with in all material respects all agreements and covenants required under the Merger Agreement to be performed or complied with by them at or prior to the Closing.

Officer’s Certificate.   AMCI must deliver to LanzaTech a certificate signed by an officer of AMCI and an officer of Merger Sub, dated as of the Closing Date, certifying that to the knowledge and belief of such officers, the conditions relating to the AMCI’s and Merger Sub’s representations and warranties, and the performance and compliance of AMCI’s and Merger Sub’s agreements and covenants, each as described above, have been satisfied.
Minimum Closing Cash Condition.   AMCI having at least $230,000,000 of cash at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the public stockholders of their right to redeem their public shares in accordance with AMCI’s governing documents, if any, cash received from PIPE Investors (including net proceeds under the AM SAFE Note to LanzaTech), and the net proceeds from the Brookfield SAFE to LanzaTech, net of transaction expenses of AMCI and LanzaTech. In the event that it becomes reasonably apparent to the parties that the Minimum Closing Cash Condition will not be satisfied, AMCI agrees to use commercially reasonable efforts to enter into non-redemption agreements or similar agreements as may be necessary to satisfy this condition. While there are no such agreements currently, to the extent that AMCI enters into any non-redemption agreements or similar agreements, such agreements will be fully disclosed in a Current Report on Form 8-K for stockholders to consider in advance of the Special Meeting. In connection with such disclosure, AMCI may determine to adjourn or postpone the Special Meeting to allow time for consideration of such agreements.
Registration Rights Agreement.   Each of AMCI, Sponsor and any other AMCI Insider party thereto having duly executed and delivered a counterpart of the Registration Rights Agreement (as described in the section entitled “Ancillary Agreements Related to the Business Combination — Registration Rights Agreement”) to the other parties thereto.
Termination
Mutual Termination Rights
The Merger Agreement may be terminated, and the transactions contemplated thereby abandoned at any time prior to the Closing:
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by mutual written consent of AMCI and LanzaTech at any time;

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by either LanzaTech or AMCI if the Closing has not occurred before 5:00 p.m., Eastern Time, on the Outside Date; provided that (i) if any action for specific performance or other equitable relief by LanzaTech brought in accordance with the Merger Agreement with respect to the Merger Agreement, any ancillary agreement or any of the transactions contemplated thereby is pending at such time, then the Outside Date will be automatically extended until 5:00 p.m., Eastern Time, on the date that is the earlier of (a) 30 days after the date on which a final, non-appealable governmental order has been entered with respect to such action and (b) August 6, 2023, and (ii) a party may not terminate the Merger Agreement pursuant to this provision if such party’s breach of any of its obligations under the Merger Agreement is the primary cause of the failure of the Closing to have occurred before the Outside Date;

•
by either LanzaTech or AMCI if a governmental entity of competent jurisdiction enacts, issues, promulgates, enforces or enters an order or law that is final and non-appealable and makes the consummation of the Business Combination or any transaction contemplated by the Merger Agreement illegal or permanently prevents or prohibits the same; provided that a party may not terminate the Merger Agreement pursuant to this provision if such party’s breach of any of its obligations under the Merger Agreement is the primary cause of any fact or circumstance but for which the transactions contemplated by the Merger Agreement would not be so illegal or permanently enjoined or prohibited; or

•
by either LanzaTech or AMCI, if, at the Special Meeting (subject to any adjournment or postponement made in compliance with the Merger Agreement) any of the condition precedent proposals are not approved, after a vote of the AMCI Stockholders is duly taken thereon.

Termination Rights of AMCI
The Merger Agreement may be terminated by AMCI, and the transactions contemplated thereby abandoned at any time prior to the Closing:

•
if there is any breach of any representation, warranty, covenant or agreement on the part of LanzaTech, in each case such that the conditions to Closing set forth in the Merger Agreement relating to the accuracy of the representations and warranties of LanzaTech or compliance with covenants and agreements by LanzaTech, as the case may be, would not be satisfied at the Closing and such failure (i) by its nature cannot be cured prior to the Outside Date through LanzaTech’s exercise of its reasonable best efforts or (ii) has not been cured by the earlier of (x) 30 days after the date on which AMCI has first notified LanzaTech in writing of such failure (or such earlier time after receipt of such notice as LanzaTech has ceased to use reasonable best efforts to cure such failure) and (y) the Outside Date; provided that AMCI may not terminate the Merger Agreement pursuant to this provision if LanzaTech would have the right to terminate the Merger Agreement as described in the first bullet below in the section entitled “— Termination Rights of LanzaTech”; or

•
if the LanzaTech Requisite Approval is not obtained within ten business days following the effectiveness of this registration statement.

Termination Rights of LanzaTech
The Merger Agreement may be terminated by LanzaTech, and the transactions contemplated thereby abandoned at any time prior to the Closing, if there is any breach of any representation, warranty, covenant or agreement on the part of AMCI or Merger Sub, in each case such that the conditions to Closing set forth in the Merger Agreement relating to the accuracy of the representations and warranties of AMCI or Merger Sub or compliance with covenants and agreements by AMCI or Merger Sub, as the case may be, would not be satisfied at the Closing and such failure (i) by its nature cannot be cured prior to the Outside Date through AMCI’s exercise of its reasonable best efforts or (ii) has not been cured by the earlier of (x) 30 days after the date on which LanzaTech has first notified AMCI in writing of such failure (or such earlier time after receipt of such notice as AMCI has ceased to use reasonable best efforts to cure such failure) and (y) the Outside Date; provided that LanzaTech may not terminate the Merger Agreement pursuant to this provision if AMCI would have the right to terminate the Merger Agreement as described in the first bullet above in the section entitled “— Termination Rights of AMCI.”
Effect of Termination
If the Merger Agreement is terminated, the Merger Agreement will become void without any liability on the part of any of the parties unless a party knowingly and intentionally materially breaches any of its representations or warranties as set forth in the Merger Agreement, or materially breaches any of its covenants or other agreements set forth in the Merger Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of the Merger Agreement. The provisions of the Merger Agreement (i) requiring LanzaTech and AMCI to keep certain information confidential and cooperate with each other in the making of any public statements related to the Business Combination, (ii) whereby LanzaTech waived any right, title, interest or claim to the Trust Account, (iii) regarding notice and the effect of termination and (iv) certain other general provisions, will in each case survive the termination of the Merger Agreement.
Amendment
The Merger Agreement may be amended by the parties at any time by execution of a document in writing that is duly authorized, executed and delivered by (a) prior to the Closing, all the parties to the Merger Agreement and (b) after the Closing, New LanzaTech and the Sponsor.
Specific Performance
The Merger Agreement includes a provision entitling the parties to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to specific enforcement of the terms and provisions of the Merger Agreement in addition to any other legal or equitable remedies.

Governing Law; Jurisdiction
The Merger Agreement is governed by the laws of the State of Delaware. Any proceedings based upon, arising out of or related to the Merger Agreement or the transactions contemplated thereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware. The parties waived their right to a trial by jury in respect of any proceeding arising out of or relating to the Merger Agreement or any of the transactions contemplated thereby.

ANCILLARY AGREEMENTS RELATED TO THE BUSINESS COMBINATION
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, the Sponsor and the AMCI Insiders entered into the Sponsor Support Agreement with AMCI and LanzaTech, pursuant to which each AMCI Insider agreed, among other things, to: (i) vote all the AMCI Shares held by such AMCI Insider (a) in favor of each of the condition precedent proposals and (b) against a business combination not relating to the Business Combination and any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the other transactions contemplated by the Merger Agreement, (y) to the knowledge of such AMCI Insider, result in a material breach of any covenant, representation or warranty or other obligation or agreement of AMCI under the Merger Agreement or (z) result in a material breach of any covenant, representation or warranty or other obligation or agreement contained in the Sponsor Support Agreement; (ii) irrevocably waive any anti-dilution right or other protection with respect to the shares of Class B common stock that would result in the Class B common stock converting into Class A common stock at a ratio greater than one-for-one; and (iii) not to elect to redeem their respective shares of common stock of AMCI in connection with the Business Combination.
In addition, under the Sponsor Support Agreement, the AMCI Insiders agreed to forfeit, on a pro rata basis, a portion of the at-risk founder shares, in the event that more than 50% of the issued and outstanding shares of Class A common stock immediately prior to the Effective Time are the subject of redemptions (that are not withdrawn) in connection with the Business Combination. The number of at-risk founder shares to be so forfeited will be equal to the excess redemption percentage multiplied by two. However, the AMCI Insiders are permitted to enter into agreements with public stockholders whereby such public stockholders agree not to redeem their shares of Class A common stock in connection with the Business Combination. As an incentive for such agreement not to redeem, the AMCI Insiders may offer to transfer, at the closing of the Business Combination, some of their founder shares to such public stockholders. Pursuant to an amendment to the Sponsor Support Agreement entered into on December 7, 2022, the number of forfeited at-risk founder shares will be reduced by the number of such founder shares subject to transfer to AMCI public stockholders, but such reduction will be limited to 1,250,000 founder shares. For example, if 60% of the shares of Class A common stock are redeemed in connection with the Business Combination, there would be a 10% excess redemption percentage, meaning that 20% of the at-risk founder shares would potentially be forfeited, and such 20% will be reduced by the number of founder shares subject to transfer to the public stockholders (but by no more than 1,250,000 shares, even if more than 1,250,000 shares are subject to transfer to the public stockholders).
LanzaTech Stockholder Support Agreement
In connection with and following the execution of the Merger Agreement, AMCI entered into the LanzaTech Stockholder Support Agreement with certain LanzaTech stockholders, pursuant to which each such LanzaTech stockholder irrevocably and unconditionally agreed, among other things, to (i) validly execute and deliver to LanzaTech, in respect of all such LanzaTech stockholders’ shares of capital stock, written consents to the adoption of the Merger Agreement and approval of other matters required to obtain the LanzaTech Requisite Approval, in each case, within 10 business days after the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC; (ii) vote (whether pursuant to a meeting of the LanzaTech stockholders or by written consent) in favor of the adoption of the Merger Agreement and approval of other matters required to obtain the LanzaTech Requisite Approval; and (iii) vote (whether pursuant to a meeting of the LanzaTech stockholders or by written consent) against (a) any Acquisition Proposal and (b) any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the other transactions contemplated by the Merger Agreement, (y) to the knowledge of such LanzaTech stockholder, result in a material breach of any covenant, representation or warranty or other obligation or agreement of LanzaTech under the Merger Agreement or (z) result in a material breach of any covenant, representation or warranty or other obligation or agreement of the relevant stockholder contained in the LanzaTech Stockholder Support Agreement.

The LanzaTech stockholders that entered into the LanzaTech Stockholder Support Agreement include those stockholders who (i) are directors or officers of LanzaTech and held LanzaTech shares as of the date thereof or (ii) hold 5% or more of the voting shares in LanzaTech. The LanzaTech shares that are owned by the stockholders party to the LanzaTech Stockholder Support Agreement represent approximately 69.56% of the outstanding shares of voting LanzaTech capital stock, also representing 71.59% of the LanzaTech preferred shares in the aggregate, 93.18% of the LanzaTech Series A preferred shares, 61.11% of the LanzaTech Series B preferred shares, 52.13% of the LanzaTech Series C preferred shares, 52.99% of the LanzaTech Series D preferred shares, 87.87% of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares taken together, and 100% of the LanzaTech Series F preferred shares.
Pursuant to LanzaTech’s organizational documents and the DGCL, as the case may be, LanzaTech must receive the LanzaTech Requisite Approval, i.e., a vote of (i) a majority of the LanzaTech shares for the adoption of the Merger Agreement, (ii) (a) 66 and 2/3% of the LanzaTech preferred shares and (b) a majority of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares, voting together as a single class, for the approval of the LanzaTech Share Conversion, and (iii) (a) 66 and 2/3% of the LanzaTech preferred shares, (b) a majority of the LanzaTech Series A preferred shares, (c) 75% of the LanzaTech Series B preferred shares, (d) 66 and 2/3% of the LanzaTech Series C preferred shares, (e) 66 and 2/3% of the LanzaTech Series D preferred shares, (f) a majority of the LanzaTech Series E preferred shares and LanzaTech Series E-1 preferred shares, voting together as a single class, and (g) a majority of the LanzaTech Series F preferred shares, to the approval of the receipt of the consideration by the LanzaTech stockholders in the form of New LanzaTech Common Stock in connection with the Business Combination and in the manner provided in the Merger Agreement.
Pursuant to the terms of the Merger Agreement, LanzaTech is required to solicit and obtain the LanzaTech Requisite Approval, either at a meeting of the LanzaTech stockholders or by a written consent, within 10 business days after the registration statement of which this proxy statement/prospectus forms a part becomes effective.
Receipt of the LanzaTech Requisite Approval is a condition precedent to the consummation of the Business Combination. If LanzaTech is unable to provide the LanzaTech Requisite Approval within 10 business days after this registration statement becomes effective, AMCI will have the right to terminate the Merger Agreement.
Registration Rights Agreement
AMCI and LanzaTech have agreed to a form registration rights agreement (the “Registration Rights Agreement”) that AMCI, the Sponsor, certain stockholders of AMCI, LanzaTech, and certain stockholders of LanzaTech will enter into at the Closing. Pursuant to the Registration Rights Agreement, New LanzaTech will grant the parties thereto certain customary registration rights with respect to shares of New LanzaTech Common Stock and New LanzaTech warrants.
In addition, the Registration Rights Agreement provides that the Sponsor, holders of all outstanding shares of Class B common stock, and certain holders of shares of LanzaTech capital stock will be subject to certain restrictions on transfer with respect to their shares of New LanzaTech Common Stock and New LanzaTech warrants. Such restrictions will end (i) with respect to the Sponsor and the holders of Class B common stock, on the earlier of (a) the date that is one year following the Closing, (b) such date upon which the closing price per share of New LanzaTech Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing at least 150 days after the Closing and (c) the date on which New LanzaTech completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Business Combination that results in all of New LanzaTech’s stockholders having the right to exchange their shares of New LanzaTech Common Stock for cash, securities or other property, and (ii) with respect to the holders of shares of LanzaTech capital stock, on the date that is six months following the Closing.
Subscription Agreements
In connection with the execution of the Merger Agreement, AMCI entered into the Initial Subscription Agreements with certain PIPE Investors, pursuant to which such PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 12,500,000 shares of Class A common stock at a purchase price of $10.00 per share, for aggregate proceeds of $125,000,000. The Initial PIPE Investment includes 3,000,000 shares of Class A common stock to be issued to ArcelorMittal pursuant to the AM SAFE Note with LanzaTech, as a result of which such PIPE Investor will also enter into an Initial Subscription Agreement prior to the Closing.
AMCI also entered into the Additional Subscription Agreements with certain PIPE Investors pursuant to which AMCI agreed to issue and sell in a private placement an aggregate of 5,500,000 shares of Class A common stock to such PIPE Investors for $10.00 per share, for aggregate proceeds of $55,000,000. To date, PIPE Investors have agreed to purchase shares of Class A common stock for an aggregate purchase price of $180,000,000 in the Private Placement.
AMCI stockholders should be aware that the Advisors, each of which served as co-placement agents in the Private Placement, have resigned from, and have ceased and refused to act in, every capacity and relationship with respect to each of AMCI and LanzaTech in which they were described in this proxy statement/prospectus or otherwise in connection with the Business Combination and have waived their fees associated with such relationships. AMCI stockholders should not place any reliance on the fact that the Advisors were previously involved with the transaction. AMCI stockholders should be aware that the resignation of the Advisors may indicate that the Advisors do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and AMCI stockholders should not place any reliance on the participation of the Advisors prior to such resignation in the Private Placement and the other transactions contemplated by this proxy statement/prospectus. See the section entitled “The Business Combination Proposal — Resignations and Fee Waivers of the Advisors” for additional information.
Lock-Up Agreements
Directors, officers and employees of LanzaTech will, subject to certain exceptions, be subject to restrictions on transfer as set forth in a form of lock-up agreement to be effective at the Closing between New LanzaTech and each such director, officer or employee (the “Lock-Up Agreements”) with respect to shares of New LanzaTech Common Stock and related securities held by such persons or affiliates of such persons immediately following the Closing, issuable to such persons or such persons’ affiliates in the Merger, or issuable to such persons upon settlement or exercise of equity awards or warrants.
The restrictions on transfer for directors and officers of New LanzaTech will end on the earlier of (i) the date that is one year following the Closing, (ii) such date upon which the closing price per share of New LanzaTech Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing at least 150 days after the Closing and (iii) the date on which New LanzaTech completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Business Combination that results in all of New LanzaTech’s stockholders having the right to exchange their shares of New LanzaTech Common Stock for cash, securities or other property. The restrictions on transfer for LanzaTech employees that are not LanzaTech directors or officers will end on the date that is six months following the Closing.
In addition, AMCI, the Sponsor and the AMCI Insiders agreed to amend the Letter Agreement so that the Lock-Up Period (as defined in the Letter Agreement) applicable to the 3,750,000 shares of Class B common stock held by the AMCI Insiders will end on the earlier of (i) the date that is one year following the Closing Date, (ii) the date on which AMCI consummates a liquidation, merger, capital stock exchange or other similar transaction after the Closing that results in all of AMCI’s stockholders having the right to exchange their common stock for cash, securities or other property, (iii) the valid termination of the Sponsor Support Agreement, and (iv) the date on which the volume weighted average closing sale price of the shares of New LanzaTech Common Stock is equal to or greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

THE CHARTER PROPOSALS
Overview
In connection with the Business Combination, AMCI is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex B. If the Business Combination Proposal and the Charter Proposals are approved, the Proposed Charter would replace the Current Charter.
Comparison of Current Charter to Proposed Charter
The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter, as well as the AMCI Board’s reasons for approval of the Charter Proposals. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B.
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Change the post-Business Combination company’s name to LanzaTech Global, Inc.   Currently, AMCI’s name is AMCI Acquisition Corp. II. If the Charter Proposals are approved, AMCI’s name will be changed to LanzaTech Global, Inc. The AMCI Board believes the name of the post-Business Combination company should more closely align with the name of the post-Business Combination operating business and therefore has proposed this name change. In addition, the AMCI Board believes that having the LanzaTech Global, Inc. name as our own going forward will strengthen our reputation, brand and, as a result, stockholder value.

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Removal of blank check company provisions.   The AMCI Board has determined that it is in the best interest of AMCI to eliminate provisions of our Current Charter that are specific to our status as a blank check company. Removal of these provisions is desirable because these provisions will serve no purpose following consummation of the Business Combination, and many of these provisions cease to apply upon the consummation of AMCI’s initial business combination. For example, these proposed amendments remove the prohibition on AMCI entering into an initial business combination with another blank check company or a similar company with nominal operations. In addition, certain other provisions in our Current Charter require that proceeds from AMCI’s IPO be held in the Trust Account until a business combination or liquidation or merger has occurred.

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Change stock classes and total number of authorized shares of common stock to 400,000,000 shares.   Our Current Charter authorizes the issuance of 280,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock. The Proposed Charter authorizes the issuance of 400,000,000 shares of New LanzaTech Common Stock. As part of the transactions contemplated by the Merger Agreement, all shares of Class B common stock will be automatically converted on a one-for-one basis into shares of Class A common stock, and all shares of Class A common stock will become shares of New LanzaTech Common Stock under the Proposed Charter. The AMCI Board determined that there was no longer a need to continue with two series of common stock and, therefore, the Proposed Charter eliminates the dual classes of our common stock and reclassifies the Class A common stock and Class B common stock as a single class of common stock. The Proposed Charter also provides adequate authorized capital and flexibility for future issuances of common stock if determined by the New LanzaTech Board to be in the best interests of the post-Business Combination company, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

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Change stockholder vote required to 66 2/3% in voting power of then outstanding shares of New LanzaTech Common Stock to (1) alter, amend or repeal the indemnification provisions of the bylaws, (2) remove a director and (3) amend, alter or repeal certain provisions of the Proposed Charter.   Our Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares for stockholders to adopt, amend, alter or repeal our bylaws and the Current Charter and to remove a director from office, except that (i) at least 66 2/3% of the voting power of all outstanding shares of capital stock of AMCI is required to amend the indemnification provisions of our bylaws and (ii) at least 65% of all outstanding AMCI Shares is required to amend certain restrictions on AMCI prior to the Business Combination. The Proposed Charter will require an affirmative supermajority vote of the outstanding shares for the stockholders to amend, alter or repeal the indemnification provisions of our bylaws, to remove a director from office, and to amend certain provisions of the Proposed Charter. The AMCI Board believes it is desirable to increase the voting threshold required to amend certain provisions of the Proposed Charter in order to help facilitate corporate governance stability by requiring broad stockholder consensus to effect corporate governance changes. In addition, the AMCI Board believes that this change protects such provisions from arbitrary amendment and prevents a simple majority of stockholders from taking actions that may be harmful to the majority of our stockholders.
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Provide that stockholders may not take action by written consent.   The Current Charter permits only holders of Class B common stock to take action by written consent in lieu of taking action at a meeting of stockholders. The Proposed Charter instead prohibits stockholder action by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent of stockholders without a meeting. The AMCI Board determined that upon the elimination of separate classes of stock and the conversion of all Class B common stock to Class A common stock, there was no longer a need for a provision applicable to the Class B common stock held by the Sponsor. In addition, the AMCI Board believes that prohibiting stockholder action by written consent is a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.

Vote Required for Approval
Approval of the Charter Approval Proposal requires the affirmative vote of the holders of at least a majority of the issued and outstanding AMCI Shares voting together as a single class. Approval of Charter Proposal A requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Class B common stock voting separately. Approval of Charter Proposal B requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Class A common stock voting separately. The failure to vote and abstentions have the same effect as a vote “AGAINST” the proposal.
The Charter Proposals are conditioned on the approval of the Business Combination Proposal and each other condition precedent proposal. Therefore, if the Business Combination Proposal is not approved, the Charter Proposals will not be presented at the Special Meeting and will have no effect, even if approved by the AMCI Stockholders.
AMCI’s Sponsor, directors and executive officers and the other AMCI Insiders have agreed to vote the founder shares and any public shares owned by them in favor of the Charter Proposals, regardless of how our public stockholders vote. See “Other Agreements — AMCI Letter Agreement” and “Other Agreements —  Sponsor Agreement” for more information.
Recommendation of AMCI Board
THE AMCI BOARD UNANIMOUSLY RECOMMENDS THAT AMCI STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSALS.
The existence of financial and personal interests of one or more of AMCI’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of AMCI and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal —  Interests of AMCI’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER PROPOSALS
Overview
In connection with the Business Combination, AMCI is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposals but, pursuant to SEC guidance, AMCI is submitting these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on AMCI or the AMCI Board (separate and apart from the approval of the Charter Proposals). In the judgment of the AMCI Board, these provisions are necessary to adequately address the needs of the post-Business Combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposals).
Advisory Charter Proposals
Advisory Charter Proposal	Current Charter	Proposed Charter
Advisory Charter Proposal A — Changes in Capital Stock	The Current Charter authorizes 301,000,000 shares of capital stock, consisting of 280,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock, and 1,000,000 shares of preferred stock.	The Proposed Charter would authorize 420,000,000 shares of capital stock, consisting of 400,000,000 shares of New LanzaTech Common Stock and 20,000,000 shares of preferred stock.
Advisory Charter Proposal B — Director Removal	The Current Charter provides that any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of AMCI capital stock entitled to vote generally in the election of directors, voting together as a single class.	The Proposed Charter would provide that no director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares of stock of New LanzaTech entitled to vote on the election of such director, voting together as a single class.
Advisory Charter Proposal C — Vote Required to Amend Certain Provisions of the Proposed Charter	The Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares to adopt, amend, alter or repeal the Current Charter and AMCI’s bylaws, except that (i) at least 66 2∕3% of the voting power of all outstanding shares of capital stock of AMCI is required to amend the indemnification provisions of our bylaws and (ii) at least 65% of all outstanding AMCI Shares is required to amend certain restrictions on AMCI prior to the Business Combination.	The Proposed Charter would require the approval by affirmative vote of the holders of at least 66 2∕3% in voting power of the then outstanding shares of New LanzaTech Common Stock to amend certain provisions of the Proposed Charter as follows: Article V, which addresses the number, election, terms and removal of the classified board structure and any directors thereof; Article VII, which addresses special meetings, notice requirements for such meetings and actions by written consent; Article IX, which addresses

Advisory Charter Proposal	Current Charter	Proposed Charter
requirements to amend, alter, change or repeal certain provisions of the Proposed Charter; and Article X, which addresses the exclusive forum requirements for lawsuits.
Advisory Charter Proposal D — Stockholder Action by Written Consent	The Current Charter permits only holders of Class B common stock to take action by written consent in lieu of taking action at a meeting of stockholders.	The Proposed Charter would prohibit stockholder action by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent.
Advisory Charter Proposal E — Changes in Connection with Adoption of the Proposed Charter	The Current Charter contains various provisions applicable only to blank check companies.	The Proposed Charter would (i) change the post-Business Combination company’s corporate name from “AMCI Acquisition Corp. II” to “LanzaTech Global, Inc.” and make New LanzaTech’s corporate existence perpetual and (ii) remove certain provisions related to our status as a blank check company that will no longer apply upon consummation of the Business Combination.
Reasons for Approval of the Advisory Charter Proposals
Advisory Charter Proposal A — Change in Capital Stock
The AMCI Board determined that there was no longer a need to continue with two series of common stock and, therefore, the Proposed Charter eliminates the dual classes of common stock and reclassifies the Class A common stock and Class B common stock as a single class of common stock as described above. The Proposed Charter also provides adequate authorized capital and flexibility for future issuances of common stock if determined by the New LanzaTech Board to be in the best interests of the post-combination company, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
The authorized but undesignated preferred stock will allow the post-combination company to discourage unsolicited and hostile attempts to obtain control by means of a merger, tender offer, proxy context or otherwise without incurring the risk, delay and potential expense incident to obtaining stockholder approval to amend the certificate of incorporation to authorize preferred stock or other defensive measures at the time of an unsolicited and hostile attempt to obtain control. As a result of this amendment, the New LanzaTech Board will have the authority, without further action by the holders of common stock, to issue up to 20,000,000 shares of preferred stock in one or more series, and to establish the number of shares to be included in each such series and to fix the rights and preferences, including voting rights, designated from time to time by the board of directors.
Advisory Charter Proposal B — Director Removal
The AMCI Board believes that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. The

AMCI Board believes that, going forward, a supermajority voting requirement encourages the person seeking control of New LanzaTech to negotiate with the New LanzaTech Board to reach terms that are appropriate for all stockholders.
Advisory Charter Proposal C — Vote Required to Amend Certain Provisions of the Proposed Charter
The AMCI Board believes it is desirable to increase the voting threshold required to amend certain provisions of the Proposed Charter in order to help facilitate corporate governance stability by requiring broad stockholder consensus to effect corporate governance changes. In addition, the AMCI Board believes that this change protects such provisions from arbitrary amendment and prevents a simple majority of stockholders from taking actions that may be harmful to the majority of our stockholders or making changes to provisions that are intended to protect all stockholders.
Advisory Charter Proposal D — Stockholder Action by Written Consent
The AMCI Board determined that upon the elimination of separate classes of stock and the conversion of all Class B common stock to Class A common stock, there was no longer a need for a provision applicable to the Class B common stock held by the Sponsor. In addition, the AMCI Board believes that prohibiting stockholder action by written consent is a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.
Advisory Charter Proposal E — Changes in Connection with Adoption of the Proposed Charter
The AMCI Board believes that changing the post-Business Combination corporate name from “AMCI Acquisition Corp. II” to “LanzaTech Global, Inc.” and making the post-Business Combination company’s corporate existence perpetual is desirable to reflect the Business Combination with LanzaTech, to more closely align the name of the post-Business Combination company with the name of the post-Business Combination operating business and to clearly identify the post-Business Combination company as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and the AMCI Board believes that it is the most appropriate period for New LanzaTech following the Business Combination.
Furthermore, the AMCI Board has determined it is in the best interest of AMCI to eliminate provisions specific to our status as a blank check company. This deletion is desirable because these provisions will serve no purpose following consummation of the Business Combination. For example, these proposed amendments remove the requirement to dissolve AMCI and allow us to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the AMCI Board believes it is the most appropriate period for New LanzaTech.
Vote Required for Approval
Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposals.
The Business Combination is not conditioned upon the approval of the Advisory Charter Proposals.
AMCI’s Sponsor, directors and executive officers and the other AMCI Insiders have agreed to vote the founder shares and any public shares owned by them in favor of the Advisory Charter Proposals regardless of how our public stockholders vote. See “Other Agreements — Sponsor Agreement” for more information.

Recommendation of AMCI Board
THE AMCI BOARD UNANIMOUSLY RECOMMENDS THAT AMCI STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER PROPOSALS.
The existence of financial and personal interests of one or more of AMCI’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of AMCI and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal —  Interests of AMCI’s Directors and Officers in the Business Combination” for a further discussion.

THE STOCK ISSUANCE PROPOSAL
In connection with the Business Combination, we intend to effect the issuance of shares of New LanzaTech Common Stock to the stockholders of LanzaTech pursuant to the Merger Agreement.
Why AMCI Needs Stockholder Approval
We are seeking stockholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).
Pursuant to Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities.
Pursuant to Nasdaq Listing Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Under Nasdaq Listing Rule 5635(b), the issuance of the aggregate consideration for the Business Combination and/or the shares in the Private Placement will result in a “change of control” of AMCI.
Additionally, pursuant to Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
Upon the consummation of the Business Combination, we expect to issue (1) up to 181,700,000 shares of New LanzaTech Common Stock to the LanzaTech stockholders in accordance with the terms and subject to the conditions of the Merger Agreement, and (2) 18,000,000 shares of New LanzaTech Common Stock in the Private Placement, in accordance with the terms and subject to the conditions of the Subscription Agreements. Accordingly, the aggregate number of shares of our common stock that we will issue in connection with the Business Combination will exceed 20% of both the voting power and the number of shares of common stock outstanding before such issuance, and for this reason, we are seeking the approval of our stockholders for the issuance of shares of our common stock pursuant to the Merger Agreement and the Private Placement.
In the event that this proposal is not approved by the AMCI Stockholders, the Business Combination cannot be consummated. In the event that this proposal is approved by the AMCI Stockholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of our common stock pursuant to the Merger Agreement or the Private Placement, such shares of common stock will not be issued.
Vote Required for Approval
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions, have no effect on the outcome of the proposal

The Stock Issuance Proposal is conditioned on the approval of the Business Combination Proposal and each other condition precedent proposal. Therefore, if the Business Combination Proposal or the Charter Proposals is not approved, the Stock Issuance Proposal will not be presented at the Special Meeting and will have no effect, even if approved by the AMCI Stockholders.
AMCI’s Sponsor, directors and executive officers and the other AMCI Insiders have agreed to vote the founder shares and any public shares owned by them in favor of the Stock Issuance Proposal, regardless of how our public stockholders vote. See “Other Agreements — AMCI Letter Agreement” and “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the AMCI Board
THE AMCI BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.
The existence of financial and personal interests of one or more of AMCI’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of AMCI and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal —  Interests of AMCI’s Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE PLAN PROPOSAL
Overview
Background of the 2023 Plan
On            , 2022, the AMCI Board approved, subject to AMCI stockholder approval, the LanzaTech 2023 Long-Term Incentive Plan (the “2023 Plan”), effective as of and contingent on the consummation of the Business Combination. If the 2023 Plan is approved by the AMCI Stockholders, New LanzaTech will be authorized to grant equity and cash incentive awards to eligible service providers. A copy of the 2023 Plan is attached to this proxy statement/prospectus as Annex D. The AMCI Stockholders are being asked to approve the 2023 Plan.
Purpose of the 2023 Plan
The purpose of the 2023 Plan is to attract, retain, incentivize and reward talent through stock ownership, to improve operating and financial performance, and strengthen the mutuality of interest between eligible service providers and stockholders. AMCI believes the equity-based awards to be issued under the 2023 Plan will motivate recipients to offer their maximum effort to New LanzaTech and facilitate the creation of long-term value consistent with the interests of New LanzaTech’s stockholders. AMCI believes that grants of incentive awards are necessary to enable New LanzaTech to attract and retain top talent.
Reasons for the Approval of the Incentive Plan Proposal
Stockholder approval of the 2023 Plan is necessary in order for AMCI to (1) meet the stockholder approval requirements of Nasdaq and (2) grant incentive stock options (“ISOs”) under the 2023 Plan.
Consequences if the Incentive Plan Proposal Is Not Approved
If the Incentive Plan Proposal is not approved by the AMCI Stockholders, the 2023 Plan will not become effective and New LanzaTech will not be able to grant equity awards under the 2023 Plan. Additionally, AMCI believes New LanzaTech’s ability to recruit, retain, and incentivize top talent will be adversely affected if the Incentive Plan Proposal is not approved.
Material Terms of the 2023 Plan
The material terms of the 2023 Plan, as approved by the AMCI Board, are summarized below, a copy of which is attached to this proxy statement/prospectus as Annex D. This summary is qualified in its entirety by reference to the complete text of the 2023 Plan. The AMCI Stockholders are being asked to approve the 2023 Plan as presented. If the terms of the 2023 Plan are materially amended in a manner that would require stockholder approval under the rules of Nasdaq, other relevant listing authority or the ISO requirements, stockholders will be asked to approve such material amendment.
AMCI will initially reserve a pool of shares of New LanzaTech Common Stock for issuance under the 2023 Plan equal to 10% of the aggregate number of shares of New LanzaTech issued and outstanding immediately after the closing of the Business Combination (the “Share Reserve”). In addition, such aggregate number of shares will automatically increase on January 1 of each year commencing on January 1, 2024, before the expiration of the 2023 Plan, in an amount equal to 3% of the total number of shares of New LanzaTech’s capital stock outstanding on December 31 of the preceding year, unless the New LanzaTech Board acts prior to January 1st of a given year to provide that the increase for such year will be a lesser number. The maximum aggregate number of shares which may be issued thereunder pursuant to ISOs is 760,000,000 shares.
Shares issued under the 2023 Plan will include authorized but unissued or reacquired shares of New LanzaTech Common Stock. Any shares of common stock underlying any awards that are forfeited, cancelled, reacquired by New LanzaTech prior to vesting, expired (whether voluntarily or involuntarily), satisfied without the issuance of shares, withheld upon exercise of a stock option or settlement of an award to cover the exercise price or tax withholding, surrendered pursuant to an exchange, or otherwise terminated

(other than by exercise) shall again be available for grant and issuance under the 2023 Plan; shall be deemed not to have been issued for purposes of determining the maximum aggregate number of shares that may be issued under the 2023 Plan; and shall not reduce the Share Reserve. With respect to awards that will or may be settled in cash, only shares actually issued pursuant to such awards will cease to be available under the 2023 Plan; all remaining shares under such awards will remain available for future grant under the 2023 Plan. If any shares that actually have been issued under the 2023 Plan pursuant to an award are forfeited back to or reacquired by the New LanzaTech pursuant to the failure to meet a contingency or condition required to vest such shares in the grantee, a right of first refusal, a forfeiture provision, or repurchase by New LanzaTech, then the shares that are forfeited or reacquired will revert to and again become available for future grant and issuance under the 2023 Plan. Shares underlying any substitute awards that New LanzaTech grants to employees, directors or consultants of a business that is acquired by New LanzaTech will not count against the Share Reserve.
Plan Administration
The New LanzaTech Board will administer the 2023 Plan, and will be authorized to delegate any or all of its powers under the Plan to one or more committees. The New LanzaTech Board or committee(s) administering the 2023 Plan are referred to herein as the “Administrator.” The New LanzaTech Board is permitted to delegate to one or more officers the power to grant awards to its employees and officers and to exercise such other powers under the 2023 Plan as the New LanzaTech Board or committee(s) may determine, subject to certain limitations.
Awards
Under the 2023 Plan, the Administrator has the authority to award nonstatutory stock options (“NSOs”), ISOs, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), unrestricted stock, performance awards and other stock-based awards or cash incentives. All awards will be granted pursuant to an award agreement. Awards other than ISOs can be granted to employees, directors and consultants, but ISOs can be granted only to employees.
The Administrator has the authority to set the terms of all awards, including the vesting schedule, restrictions and restriction periods, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, or other consideration) upon exercise or settlement of the award, payment contingencies, and satisfaction of any performance goals. Each award agreement will specify any circumstances under which awards may be forfeited.
Stock Options and SARs.   With respect to stock options and SARs, the Administrator will determine the exercise price applicable thereto within the terms and conditions of the 2023 Plan; provided that, the exercise price per share subject to a stock option or SAR cannot be less than 100% of the fair market value of the common stock on the date of grant, unless the New LanzaTech Board expressly determines otherwise and such stock option or SAR complies with applicable law, including Section 409A of the Code to the extent applicable. Notwithstanding the foregoing, stock options may be granted with a per share exercise price, other than as required above, as a substitution for a stock option or SAR in accordance with and pursuant to Section 424 of the Code, in the case of an ISO, and pursuant to Section 409A of the Code, in the case of a NSO. The Administrator also has authority to determine the term of stock options and SARs granted under the 2023 Plan, up to a maximum period of 10 years. The Administrator may, but is not required to, permit a grantee to exercise any part or all of his or her stock options prior to full vesting. In no event may a stock option be exercised beyond the expiration of its term. Payment for shares issued upon the exercise of a stock option may be made by (1) cash; (2) check; (3) to the extent permitted under applicable law, delivery of a promissory note with such recourse, interest, security, redemption, and other provisions as the Administrator determines to be appropriate (subject to the provisions of Section 153 of the Delaware General Corporation Law and any other applicable law); (4) cancellation of indebtedness; (5) other previously owned shares that have a fair market value on the date of surrender equal to the aggregate exercise price of the shares as to which the stock option is exercised; (6) a cashless exercise; (7) such other consideration and method of payment permitted under applicable law; or (8) any combination of the foregoing methods of payment. The 2023 Plan does not permit the repricing of options or SARs without shareholder approval.

Tax Limitations on ISOs.   The aggregate fair market value, determined at the time of grant, of shares of common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all stock plans maintained by New LanzaTech may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own more than 10% of the total combined voting power of all classes of New LanzaTech’s stock or any affiliates of New LanzaTech unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.
Restricted Stock.   Except as otherwise provided in an award agreement, if a grantee of restricted stock terminates employment or service during the applicable restriction period, New LanzaTech has the right to repurchase all or part of the shares of restricted stock still subject to restriction from the grantee at the issue price or at another stated or formula price (or to require forfeiture if such shares of restricted stock were issued at no cost). Additionally, unless otherwise determined by the Administrator, grantees of restricted stock are entitled to receive all dividends and other distributions paid with respect to their shares of restricted stock, subject to such terms and conditions as the Administrator may determine.
Restricted Stock Units.   An RSU may be settled in any form specified by the Administrator in the award agreement, including delivery of stock, cash, or a combination of cash and stock as deemed appropriate by the Administrator. The Administrator may, but need not, provide that grantees of RSUs will be paid or will accrue dividend equivalent payments on each date that dividends are paid with respect to New LanzaTech’s common stock prior to the settlement of their RSUs, subject to such terms and conditions as the Administrator may determine. The treatment of any dividends or dividend equivalents shall be set forth in the award agreement at the time the award is granted.
Performance Awards.   The 2023 Plan permits the grant of performance-based stock and cash awards that may vest or become earned and paid contingent upon the attainment of performance goals during a designated performance period, as determined by the Administrator and set forth in the applicable award agreement. Performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, subsidiaries, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices, and may be based on financial performance, achievement of strategic objectives, or any other organizational goals, all as determined by the Administrator. At the expiration of the performance period, the Administrator shall evaluate the performance award holder’s and/or New LanzaTech’s performance in light of any performance goals for such performance award, and shall determine the number of shares (or other applicable payment measures) which have been earned.
Other Awards.   The New LanzaTech Board may issue other forms of awards, which may, but are not required to be, valued in whole or in part by reference to, or otherwise based on, New LanzaTech Common Stock. The New LanzaTech Board will have sole and complete discretion to determine the persons to whom and the time or times at which such other awards will be granted, the number of shares of New LanzaTech Common Stock (or the cash equivalent thereof) to be granted and all other terms and conditions of such other awards. Such awards may be granted either alone or in conjunction with other awards granted under the 2023 Plan.
Transferability
Under the 2023 Plan, awards generally are not transferable, but the Administrator may provide that an award is transferable by will, by the laws of descent and distribution, or as permitted by applicable law. A grantee must satisfy all applicable federal, state and local or other income and employment tax withholding obligations before New LanzaTech will deliver stock certificates (or other consideration payable pursuant to the award) or otherwise recognize ownership of shares under an award.
Corporate Transactions and Recapitalizations
In the event of a “Corporate Transaction” (as defined in the 2023 Plan), each outstanding award will be treated as the Administrator determines. The Administrator has the right to (1) accelerate the vesting of any or all outstanding stock options and SARs, in whole or in part; (2) make non-forfeitable any or all outstanding restricted stock or RSUs, in whole or in part; (3) cancel for no consideration any stock option or SAR that is not exercised as of the effective time of the Corporate Transaction; or (4) cancel or redeem awards in exchange for cash or another form of consideration, including substitute awards in respect of the capital stock of a successor corporation, all subject to any limitations imposed by applicable law and provided that, if the fair market value of common stock on the date of the Corporate Transaction does not exceed the exercise price of any option or SAR, the Administrator may cancel that stock option or SAR without any payment of consideration. The Administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.
In the event a successor or acquiring corporation (if any) refuses to assume, convert, replace, or substitute awards pursuant to a Corporate Transaction, such awards will have their vesting accelerate as to all shares subject to such awards (and any applicable right of repurchase fully lapse) immediately prior to the Corporate Transaction. In addition, in the event a successor or acquiring corporation (if any) refuses to assume, convert, replace, or substitute awards pursuant to a Corporate Transaction, the Administrator will notify the grantee that such award will be exercisable for a period of time determined by the Administrator in its sole discretion, and such award will terminate upon the expiration of such period.
Separately, in the event of a stock split or other change in the capital structure of New LanzaTech, the 2023 Plan provides for appropriate adjustments, as applicable, to the maximum number and class of shares reserved for issuance under the 2023 Plan, the ISO limit, and the class and number of shares and exercise price or purchase price of outstanding awards under the 2023 Plan.
Plan Amendment or Termination
The New LanzaTech Board has the authority to amend, suspend, or terminate the 2023 Plan, although certain material amendments require the approval of New LanzaTech’s stockholders. In no event will any amendment increase the maximum number of shares of common stock with respect to which awards may be granted under the 2023 Plan without stockholder approval. No awards are permitted to be granted after the tenth anniversary of the earlier of (i) the date the New LanzaTech Board adopts the 2023 Plan and (ii) the date New LanzaTech’s stockholders approve the 2023 Plan, unless sooner terminated.
The Administrator has the authority to amend, modify or terminate any outstanding award, but the grantee will be required to consent to such action unless the amendment, modification or termination would not materially and adversely affect the grantee’s rights under the 2023 Plan, the change is permitted in connection with specified corporate transactions or capitalization adjustments, or the change is required or advisable for New LanzaTech, the 2023 Plan or the award to satisfy applicable law or accounting standards.
Certain U.S. Federal Income Tax Aspects of Awards Under the 2023 Plan
This is a brief summary of the federal income tax aspects of awards that may be made under the 2023 Plan based on existing U.S. federal income tax laws. It does not address specific tax laws and regulations, such as the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the 2023 Plan depend upon the type of award.
NSOs
A participant who has been granted a NSO will not recognize taxable income at the time of grant, and New LanzaTech will not be entitled to a tax deduction at that time. In general, when a stock option is exercised, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the acquired shares over the exercise price for those shares, and New LanzaTech will be entitled to a corresponding tax deduction, subject to the limitations of Section 162(m) of the Code. Any gains or losses realized by the participant upon disposition of the shares will be treated as either long-term or short-term capital gains or losses, depending on the length of time the participant held the shares. The participant’s tax basis in such shares will be equal to the fair market value of the shares at the time of exercise.

ISOs
A participant who has been granted an ISO will not recognize taxable income at the time of grant, and New LanzaTech will not be entitled to a tax deduction at that time. The exercise of an ISO will generally not result in taxable income to the participant. The excess of the fair market value of the shares at the time of the exercise of an ISO over the exercise price is included in calculating the participant’s alternative minimum taxable income for the tax year in which the ISO is exercised unless the participant disposes of the shares in the year of exercise.
If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the ISO or within one year after the transfer of such shares to the participant, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed to the participant as long-term capital gain and New LanzaTech will not be entitled to a corresponding tax deduction. The participant will generally have a long-term capital loss to the extent the amount received is less than the exercise price.
If the foregoing holding period requirements are not met, the participant will generally have ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount received upon disposition of the shares over the exercise price, and New LanzaTech will be entitled to a corresponding tax deduction, subject to the limitations of Section 162(m) of the Code. Any amount received in excess of the value of the shares on the date of exercise will be capital gain. If the amount received is less than the exercise price, the participant will not have ordinary income, and the participant will generally recognize a capital loss equal to the excess of the exercise price over the amount received upon the disposition of the shares.
SARs
A participant who has been granted a SAR will not recognize taxable income at the time of the grant, and New LanzaTech will not be entitled to a tax deduction at that time. Upon the exercise of a SAR, the amount of cash or the fair market value of any shares received will be taxable to the participant as ordinary income and New LanzaTech will be entitled to a corresponding tax deduction, subject to the limitations of Section 162(m) of the Code. Any gains or losses realized by the participant upon disposition of any such shares will be treated as capital gains or losses, and the participant’s tax basis in such shares will be equal to the fair market value of the shares at the time of exercise.
Performance Awards; RSUs
A participant who has been granted a performance award or RSU award will not recognize taxable income at the time of grant, and New LanzaTech will not be entitled to a tax deduction at that time. The participant will have compensation income at the time of distribution equal to the amount of any cash received, and/or the then-fair market value of any distributed shares, and New LanzaTech will then be entitled to a corresponding tax deduction, subject to the limitations of Section 162(m) of the Code.
Restricted Stock
In general, a participant who has been granted a restricted stock award will not recognize taxable income at the time of grant, and New LanzaTech will not be entitled to a tax deduction at that time, assuming that the shares are not transferable and are subject to a “substantial risk of forfeiture” for U.S. federal income tax purposes. Upon the vesting of the shares subject to an award, the participant will recognize ordinary income in an amount equal to the then-fair market value of the shares, and New LanzaTech will be entitled to a corresponding tax deduction, subject to the limitations of Section 162(m) of the Code. Any gains or losses realized by the participant upon disposition of such shares will be treated as capital gains or losses, and the participant’s tax basis in such shares will be equal to the fair market value of the shares at the time of vesting.
Within 30 days of transfer, a participant may elect pursuant to Section 83(b) of the Code to have income recognized on the date of grant of a restricted stock award and to have the applicable capital gain holding period commence as of that date. If a participant makes this election, New LanzaTech will be entitled to a corresponding tax deduction in the year of grant, subject to the limitations of Section 162(m) of the Code. If the participant does not make an election pursuant to Section 83(b) of the Code, dividends paid to the participant attributable to the restriction period will be treated as compensation income to the participant when paid (which will be after the restriction period) and New LanzaTech will be entitled to a corresponding tax deduction, subject to the limitations of Section 162(m) of the Code.
Unrestricted Stock
In general, a participant who has been granted unrestricted stock will recognize ordinary income in an amount equal to the fair market value of the shares at the time of grant, and New LanzaTech will be entitled to a corresponding tax deduction at that time, subject to the limitations of Section 162(m) of the Code. Any gains or losses realized by the participant upon disposition of such shares will be treated as either long-term or short-term capital gains or losses, depending on the length of time the participant has held the shares. The participant’s tax basis in such shares will be equal to the fair market value of the shares at the time of grant.
Other
When a participant sells shares that the participant has received under an award, the participant will generally recognize long-term capital gain or loss if, at the time of the sale, the participant has held the shares for more than one year from the date the participant acquired the shares (or, in the case of a restricted stock award, more than one year from the date the shares vested unless the participant made an election pursuant to Section 83(b) of the Code, described above). If the participant has held the shares for one year or less, the gain or loss will be characterized as a short-term capital gain or loss, as applicable.
2023 Plan Benefits
Grants of awards under the 2023 Plan are subject to the discretion of the Administrator. Therefore, it is not possible to determine the future benefits that will be received by these participants under the 2023 Plan.
Interests of Certain Persons in this Proposal
AMCI’s directors and executive officers may be considered to have an interest in the approval of the 2023 Plan, because they may in the future, receive awards under the 2023 Plan. For example, Nimesh Patel, our Chief Executive Officer and a director on the AMCI Board, will continue as a director of the New LanzaTech Board and will therefore be eligible to receive awards under the 2023 Plan. Nevertheless, the AMCI Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the 2023 Plan.
Registration with the SEC
If the 2023 Plan is approved by AMCI Stockholders and becomes effective, AMCI intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2023 Plan.
Vote Required for Approval
Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.
The Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal and each other condition precedent proposal. Therefore, if the Business Combination Proposal, the Charter Proposals or the Stock Issuance Proposal is not approved, the Incentive Plan Proposal will not be presented at the Special Meeting and will have no effect, even if approved by the AMCI Stockholders.

AMCI’s Sponsor, directors and executive officers and the other AMCI Insiders have agreed to vote the founder shares and any public shares owned by them in favor of the Incentive Plan Proposal, regardless of how our public stockholders vote. See “Other Agreements — AMCI Letter Agreement” and “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the Board of Directors
THE AMCI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AMCI STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.
The existence of financial and personal interests of one or more of AMCI’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of AMCI and its stockholders and they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of AMCI’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

THE DIRECTOR ELECTION PROPOSAL
Overview
The AMCI Board is divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to AMCI’s first annual meeting of stockholders) serving a three-year term. In the Director Election Proposal, we are requesting that AMCI Stockholders approve and adopt a proposal to elect seven directors to the New LanzaTech Board, effective immediately upon the Closing, with each Class I director having a term that expires at New LanzaTech’s 2024 annual meeting of stockholders, each Class II director having a term that expires at New LanzaTech’s 2025 annual meeting of stockholders, and each Class III director having a term that expires at New LanzaTech’s 2026 annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. For more information on the experience of the proposed management team of New LanzaTech, please see the section entitled “New LanzaTech Management after the Business Combination.”
It is proposed that the Company’s board of directors consist of the following directors:

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Two Class I directors: Nigel Gormly and Gary Rieschel.

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Two Class II directors: Barbara Byrne and Jim Messina.

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Three Class III directors: Jennifer Holmgren, Dorri McWhorter and Nimesh Patel.

Vote Required for Approval
If a quorum is present, directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the seven nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve. If a valid quorum is otherwise established, the failure to vote and abstentions will have no effect on the vote for the director nominees.
This proposal is conditioned upon the approval of the Business Combination Proposal and each other condition precedent proposal. Therefore, if the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal is not approved, this proposal will not be presented at the Special Meeting and will have no effect, even if approved by the AMCI Stockholders.
AMCI’s Sponsor, directors and executive officers and the other AMCI Insiders have agreed to vote the founder shares and any public shares owned by them in favor of each of the seven nominees, regardless of how our public stockholders vote. See “Other Agreements — AMCI Letter Agreement” and “Other Agreements —  Sponsor Agreement” for more information.
Recommendation of the Board of Directors
THE AMCI BOARD UNANIMOUSLY RECOMMENDS THAT AMCI STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE SEVEN DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS.
The existence of financial and personal interests of one or more of AMCI’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of AMCI and its stockholders and they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of AMCI’s Directors and Officers in the Business Combination” for a further discussion.

THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the AMCI Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal or the Director Election Proposal, or holders of Class A common stock have elected to redeem an amount of Class A common stock such that AMCI would have less than $5,000,001 of net tangible assets or the Minimum Closing Cash Condition would not be satisfied or waived by LanzaTech. In no event will the AMCI Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Delaware law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by the AMCI Stockholders, the AMCI Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposals, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal or the Director Election Proposal, or holders of Class A common stock have elected to redeem an amount of Class A common stock such that AMCI would have less than $5,000,001 of net tangible assets or the Minimum Closing Cash Condition would not be satisfied or waived by LanzaTech, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by August 6, 2023 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.
Vote Required for Approval
Approval of the Adjournment Proposal requires the majority of the votes cast by the AMCI Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. The failure to vote and abstentions will have no effect on the outcome of the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.
The Business Combination is not conditioned upon the approval of the Adjournment Proposal.
AMCI’s Sponsor, directors and executive officers and the other AMCI Insiders have agreed to vote the founder shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary) regardless of how our public stockholders vote. See “Other Agreements — AMCI Letter Agreement” and “Other Agreements — Sponsor Agreement” for more information.
Recommendation of the AMCI Board
THE AMCI BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of AMCI’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of AMCI and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal —  Interests of AMCI’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
Introduction
AMCI is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.
AMCI is a blank check company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
The registration statement for AMCI’s IPO became effective on August 3, 2021. On August 6, 2021, AMCI consummated the sale of 15,000,000 units in connection with its IPO. Each unit consists of one share of Class A common stock, and one-half of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one share of Class A common stock for $11.50 per share. The units were sold at $10.00 per unit, generating gross proceeds to AMCI of $150.0 million, and incurring offering costs of approximately $7.3 million, inclusive of approximately $5.3 million in deferred underwriting commissions. The underwriters were granted a 45-day option from the date of the underwriting agreement (August 3, 2021) to purchase up to 2,250,000 additional units to cover over-allotments, at $10.00 per unit. On September 17, 2021, the over-allotment option expired, resulting in the forfeiture of 562,500 founder shares that were subject to forfeiture.
Simultaneously with the closing of the IPO, AMCI consummated the sale of an aggregate of 3,500,000 private placement warrants at a price of $1.00 per private placement warrant, generating gross proceeds to AMCI of $3.5 million. No underwriting discounts or commissions were paid with respect to such sales.
Upon closing of the IPO and sale of private placement warrants, $150.0 million was placed in the Trust Account.
AMCI has 24 months from the closing of the IPO (by August 6, 2023) to complete an initial business combination.
LanzaTech was founded in 2005 in New Zealand and is headquartered today in Skokie, Illinois. LanzaTech is a nature-based carbon refining company that transforms waste carbon into materials such as sustainable fuels, fabrics, and packaging that people use in their daily lives.
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the unaudited condensed balance sheet of AMCI and the unaudited condensed consolidated balance sheet of LanzaTech on a pro forma basis as if the Business Combination and the related transactions contemplated by the Merger Agreement, summarized below, had been consummated on September 30, 2022. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and for the year-ended December 31, 2021 combine the historical statements of operation of AMCI and LanzaTech for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2021, the beginning of the earliest period presented. The related transactions contemplated by the Merger Agreement that are given pro forma effect include:
•
the reverse recapitalization between AMCI and LanzaTech;

•
the net proceeds from the issuance of 18,000,000 shares of New LanzaTech Common Stock in connection with the Private Placement; and

•
the net proceeds from the issuance of the Brookfield SAFE.

The unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of New LanzaTech. The actual financial position and results of operations of New LanzaTech may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of AMCI was derived from the unaudited financial statements of AMCI as of and for the nine months ended September 30, 2022 and the audited financial statements of AMCI as of December 31, 2021 and for the period from August 3, 2021 (inception) through December 31, 2021, which are included elsewhere in this proxy statement/prospectus. The historical financial information of LanzaTech was derived from the unaudited condensed consolidated financial statements of LanzaTech as of and for the nine months ended September 30, 2022 and the audited consolidated financial statements of LanzaTech as of and for the year ended December 31, 2021, which are included elsewhere in this proxy statement/prospectus. This information should be read together with AMCI’s and LanzaTech’s audited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AMCI,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations LanzaTech” and other financial information included elsewhere in this proxy statement/prospectus.
The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, AMCI will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of LanzaTech issuing stock for the net assets of AMCI, accompanied by a recapitalization. The net assets of AMCI will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LanzaTech.
LanzaTech has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the Assuming No Redemptions and Assuming Maximum Redemptions scenarios (each as defined separately below):
•
LanzaTech stockholders will have the largest portion of voting rights in New LanzaTech;

•
LanzaTech’s existing senior management team will comprise the senior management team of New LanzaTech;

•
The operations of New LanzaTech will primarily represent operations of LanzaTech; and

•
In comparison with AMCI, LanzaTech has significantly more revenues and total assets.

The unaudited pro forma condensed combined financial information has been prepared assuming (a) no election by Brookfield to convert any portion of the Brookfield SAFE into shares of New LanzaTech Common Stock at the Closing, (b) no election by ArcelorMittal to exercise any portion of the AM SAFE Warrant for shares of New LanzaTech Common Stock at the Closing, and (c) no election by the holders of the VLL Warrants to exercise any portion of such warrants for shares of New LanzaTech Common Stock at the Closing. It further assumes two scenarios below with respect to the potential redemption of shares of Class A common stock of AMCI for cash:
•
Assuming No Redemptions:   Assuming that no public shareholders of AMCI exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

•
Assuming Maximum Redemptions:   Assuming that AMCI Stockholders holding $134.1 million, or 88.8%, of the public shares will exercise their redemption rights (representing the maximum redemptions consistent with satisfying the Minimum Closing Cash Condition). If AMCI Stockholders holding more than 88.8% of the public shares subject to redemption duly exercise their redemption rights, the Business Combination will not be consummated unless AMCI raises the additional financing necessary to satisfy the Minimum Closing Cash Condition or unless the Minimum Closing Cash Condition is waived by LanzaTech. As of the date of this proxy statement/prospectus, LanzaTech does not intend to waive the Minimum Closing Cash Condition but reserves the right to do so.

The aggregate consideration for the Business Combination will be payable in the form of shares of New LanzaTech Common Stock.

The following summarizes the purchase consideration in both the Assuming No Redemptions scenario and Assuming Maximum Redemptions scenario:
Total shares transferred(1)	164,167,259
Value per share(2)	$10.00
Total share consideration	$1,641,672,590
Options exchanged(3)	165,531,880
Warrants exchanged(4)	9,795,530
Total equity value(5)	$1,817,000,000

(1)
Total shares transferred include the conversion of LanzaTech RSAs to New LanzaTech RSAs in accordance with the Merger Agreement. Total shares transferred do not include LanzaTech options or LanzaTech warrants. See notes (3) and (4) directly below for further information on these instruments.

(2)
Value per share is calculated using a $10.00 per-share reference price. The closing share price of the Business Combination will be determined on the Closing Date. As the Business Combination will be accounted for as a reverse recapitalization, the value per share is disclosed for informational purposes only in order to indicate the fair value of shares transferred.

(3)
Options exchanged represents the conversion of LanzaTech options into New LanzaTech options in accordance with the Merger Agreement. These options are not assumed to be exercised for the purposes of the unaudited pro forma condensed combined financial information and, therefore, have not been included in Total share consideration. The value of the options represents the number of shares that would be issued under the option agreements assuming full cash exercise. Those shares are valued at the $10.00 per-share reference price.

(4)
Warrants exchanged represents the conversion of LanzaTech warrants into New LanzaTech warrants in accordance with the Merger Agreement. These warrants are not assumed to be exercised for the purposes of the unaudited pro forma condensed combined financial information and, therefore, have not been included in Total share consideration. The value of the warrants represents the number of shares that would be issued under the warrant agreements assuming full cash exercise. Those shares are valued at the $10.00 per-share reference price.

(5)
Total equity value includes the value of the exchanged options and warrants assuming full cash exercise of all such instruments. The total equity value is equal to the Equity Value of $1,817.0 million outlined in the Merger Agreement.

The following summarizes the pro forma shares of New LanzaTech Common Stock outstanding under the two redemption scenarios (in thousands)
	Assuming No Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
AMCI Public Stockholders	15,000,000	7.5%	1,674,776	0.9%
AMCI Insiders	3,750,000	1.9%	2,779,130	1.5%
Total AMCI Shares	18,750,000	9.4%	4,453,906	2.4%
Existing LanzaTech stockholders	164,167,259	81.6%	164,167,259	88.0%
PIPE Investors	18,000,000	9.0%	18,000,000	9.6%
Pro Forma New LanzaTech Common Stock at September 30, 2022(1)	200,917,259	100.0%	186,621,165	100.0%

(1)
Amounts and percentages exclude all LanzaTech options (including vested LanzaTech options) and LanzaTech warrants as they are not outstanding common stock at the time of Closing. Further, these amounts also exclude the 11,000,000 warrants outstanding to acquire AMCI Class A common stock as these will be outstanding at Closing. These warrants will be converted into warrants to acquire New LanzaTech Common Stock at Closing.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2022 and the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 are based on the historical financial statements of AMCI and LanzaTech. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying the unaudited condensed combined pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF
SEPTEMBER 30, 2022 (IN THOUSANDS)
	As of September 30, 2022		Assuming No Redemptions			Assuming Maximum Redemptions
	AMCI Acquisition Corp. II (Historical)	LanzaTech NZ, Inc. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$7	$50,370	$150,969	(B)	$385,104	$(134,113)	(N)	$250,991
			(200)	(C)
			(16,042)	(D)
			150,000	(E)
			50,000	(F)
Trade and other receivables, net of allowance	—	11,588	—		11,588	—		11,588
Contract assets	—	14,848	—		14,848	—		14,848
Prepaid expenses – current	278	—	(278)	(A)	—	—		—
Other current assets	—	12,009	278	(A)	11,047	—		11,047
			(1,240)	(D)
Total Current Assets	285	88,815	333,487		422,587	(134,113)		288,474
Investments held in Trust Account	150,969	—	(150,969)	(B)	—	—		—
Property, plant and equipment, net	—	16,645	—		16,645	—		16,645
Right of use assets	—	3,343	—		3,343	—		3,343
Investments	—	26,037	—		26,037	—		26,037
Other non-current assets	—	750	—		750	—		750
Total Assets	$151,254	$135,590	$182,518		$469,362	$(134,113)		$335,249
LIABILITIES, CONTINGENTLY REDEEMABLE PREFERRED EQUITY, AND SHAREHOLDERS’ EQUITY (DEFICIT)
Accounts payable	$1,688	$1,488	(1,625)	(D)	$1,551	—		$1,551
Capital based tax payable	332	—	—		332	—		332
Franchise tax payable	150	—	(150)	(A)	—	—		—
Income tax payable	53	—	—		53	—		53
Other accrued liabilities	—	8,064	1,507	(A)	7,247	—		7,247
			(2,324)	(D)
AM SAFE liability	—	27,221	(27,221)	(E)	—	—		—
AM SAFE warrant	—	2,022	(2,022)	(K)	—	—		—
Accrued expenses	1,357	—	(1,357)	(A)	—	—		—
Due to related party	736	—	—		736	—		736
Contract liabilities	—	2,968	—		2,968	—		2,968
Accrued salaries and wages	—	5,079	—		5,079	—		5,079
Current lease liabilities	—	2,205	—		2,205	—		2,205
Total current liabilities	4,316	49,047	(33,192)		20,171	—		20,171
Deferred underwriting commissions payable	200	—	(200)	(C)	—	—		—
Brookfield SAFE liability	—	—	50,000	(F)	50,000	—		50,000
Derivative warrant liabilities	1,543	—	—		1,543	—		1,543
Non-current lease liabilities	—	1,610	—		1,610	—		1,610
Non-current contract liabilities	—	11,119	—		11,119	—		11,119
Other long-term liabilities	—	823	—		823	—		823
Total Liabilities	6,059	62,599	16,608		85,266	—		85,266
See accompanying notes to the unaudited pro forma condensed combined financial information.

	As of September 30, 2022		Assuming No Redemptions			Assuming Maximum Redemptions
	AMCI Acquisition Corp. II (Historical)	LanzaTech NZ, Inc. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Commitments and Contingencies
Class A common stock subject to possible redemption	$150,294	$—	$(150,294)	(L)	$—			$—
Contingently Redeemable Preferred Equity
Redeemable convertible preferred stock	—	480,631	240,697	(G)	—			—
			(721,328)	(H)
Shareholders’ Equity
Preferred stock	—	—			—	—		—
Class A common stock	—	—			—	—		—
Class B common stock	—	—			—	—		—
Common stock	—	—	2	(E)	20	(1)	(N)	19
			16	(H)		—	(O)
			2	(L)
Additional paid-in capital	—	23,801	(16,656)	(D)	1,061,838	(134,112)	(N)	927,726
			179,998	(E)		—	(O)
			721,312	(H)
			2,741	(J)
			104	(I)
			2,022	(K)
			150,292	(L)
			(1,776)	(M)
Accumulated other comprehensive income	—	3,422			3,422	—		3,422
Accumulated (deficit) equity	(5,099)	(434,863)	3,323	(D)	(681,184)	—		(681,184)
			(2,779)	(E)
			(240,697)	(G)
			(2,741)	(J)
			(104)	(I)
			1,776	(M)
Total shareholders’ (deficit) equity	$(5,099)	$(407,640)	$796,835		$384,096	$(134,113)		$249,983
TOTAL LIABILITIES, CONTINGENTLY REDEEMABLE PREFERRED EQUITY, AND SHAREHOLDERS’ EQUITY (DEFICIT)	$151,254	$135,590	$182,518		$469,362	$(134,113)		$335,249

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
			Assuming No Redemptions			Assuming Maximum Redemptions
	AMCI Acquisition Corp. II (Historical)	LanzaTech NZ, Inc. (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue:
Revenue from contracts with customers	$—	$21,932	$—		$21,932	$—	$21,932
Revenue from collaborative arrangements	—	1,733	—		1,733	—	1,733
Revenue from related party transactions	—	2,116	—		2,116	—	2,116
Total revenue	—	25,781	—		25,781	—	25,781
Cost and operating expenses:
Cost of revenues from contracts with customers (exclusive of depreciation shown below)	—	(18,162)	—		(18,162)	—	(18,162)
Cost of revenue from collaborative arrangements (exclusive of depreciation shown below)	—	(727)	—		(727)	—	(727)
Cost of revenue from related party transactions (exclusive of depreciation shown below)	—	(342)	—		(342)	—	(342)
Research and development	—	(39,858)	—		(39,858)	—	(39,858)
Depreciation expense	—	(3,433)	—		(3,433)	—	(3,433)
Selling, general and administrative expense	—	(19,482)	(4,011)	(AA)	(20,170)	—	(20,170)
			3,323	(HH)
General and administrative expenses	(3,677)	—	3,677	(AA)	—	—	—
General and administrative expenses – related party	(90)	—			(90)	—	(90)
Capital based tax expense	(184)	—	184	(AA)	—	—	—
Franchise tax expense	(150)	—	150	(AA)	—	—	—
Total cost and operating expenses	(4,101)	(82,004)	3,323		(82,782)	—	(82,782)
(Loss) income from operations	(4,101)	(56,223)	3,323		(57,001)	—	(57,001)
Other income (expense):						—
Interest income, net	—	3	—		3	—	3
Other (expense) income, net	—	(1,100)	4,067	(AA)	2,210	—	2,210
			293	(FF)
			(1,050)	(GG)
Change in fair value of derivative warrant liabilities	4,067	—	(4,067)	(AA)	—	—	—
Gain from settlement of deferred underwriting commissions	172		(172)	(BB)
Income from investments held in Trust Account	972	—	(972)	(BB)	—	—	—
Total other income (loss), net	5,211	(1,097)	(1,901)		2,213	—	2,213
Income (loss) before income taxes	1,110	(57,320)	1,422		(54,788)	—	(54,788)
Income tax (expense) benefit	(54)	—	54	(II)	—	—	—
Gain from equity method investees, net	—	2,346	—		2,346	—	2,346
Net income (loss)	1,056	(54,974)	1,476		(52,442)	—	(52,442)
Unpaid cumulative dividends on preferred stock	—	(28,925)	28,925	(JJ)	—	—	—
Net income (loss) allocated to common shareholders	1,056	(83,899)	30,401		(52,442)	—	(52,442)
Weighted average shares outstanding of Class A common stock	15,000,000
Basic and diluted net income per share, Class A	$0.06
Weighted average shares outstanding of Class B common stock, basic and diluted	3,750,000
Basic and diluted net income per share, Class B common stock	$0.06
Weighted-average number of common shares outstanding – basic and diluted		2,108,472			200,917,259		186,621,165
Net loss per common share – basic and diluted		$(39.79)			$(0.26)		$(0.28)
See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
			Assuming No Redemptions			Assuming Maximum Redemptions
	AMCI Acquisition Corp. II (Historical)	LanzaTech NZ, Inc. (Historical as restated)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue:
Revenue from contracts with customers	$—	$18,871	$—		$18,871	$—	$18,871
Revenue from collaborative arrangements	—	3,337	—		3,337	—	3,337
Revenue from related party transactions	—	3,253	—		3,253	—	3,253
Total revenue	—	25,461	—		25,461	—	25,461
Cost and operating expenses:
Cost of revenues from contracts with customers (exclusive of depreciation shown below)	—	(13,167)	—		(13,167)	—	(13,167)
Cost of revenue from collaborative arrangements (exclusive of depreciation shown below)	—	(1,254)	—		(1,254)	—	(1,254)
Cost of revenue from related party transactions (exclusive of depreciation shown below)	—	(808)	—		(808)	—	(808)
Research and development	—	(44,229)	(46)	(CC)	(45,476)	—	(45,476)
			(1,201)	(DD)
Depreciation expense	—	(3,806)	—		(3,806)	—	(3,806)
Selling, general and administrative expense	—	(13,216)	(1,337)	(AA)	(16,151)	—	(16,151)
			(58)	(CC)
			(1,540)	(DD)
General and administrative expenses	(951)	—	951	(AA)	—	—	—
General and administrative expenses – related party	(50)	—	—		(50)	—	(50)
Capital based tax expense	(198)	—	198	(AA)	—	—	—
Franchise tax expense	(188)	—	188	(AA)	—	—	—
Total cost and operating expenses	(1,387)	(76,480)	(2,845)		(80,712)	—	(80,712)
Loss from operations	(1,387)	(51,019)	(2,845)		(55,251)	—	(55,251)
Other income (expense):						—
Interest expense, net	—	(7)	—		(7)	—	(7)
Gain on extinguishment of debt	—	3,065	—		3,065	—	3,065
Other (expense) income, net	—	(673)	1,429	(AA)	(2,023)	—	(2,023)
			(2,779)	(EE)
Change in fair value of derivative warrant liabilities	1,905	—	(1,905)	(AA)	—	—	—
Offering costs allocated to derivative warrant liabilities	(476)	—	476	(AA)	—	—	—
Income from investments held in Trust Account	6	—	(6)	(BB)	—	—	—
Total other income (loss), net	1,435	2,385	(2,785)		1,035	—	1,035
Income (Loss) before income taxes	48	(48,634)	(5,630)		(54,216)	—	(54,216)
Income tax benefit	—	—	—	(II)	—	—	—
Gain from equity method investees, net	—	1,945	—		1,945	—	1,945
Net income (loss)	48	(46,689)	(5,630)		(52,271)	—	(52,271)
Unpaid cumulative dividends on preferred stock	—	(36,758)	36,758	(JJ)	—	—	—
Net income (loss) allocated to common shareholders	48	(83,447)	31,128		(52,271)	—	(52,271)
Weighted average shares outstanding of Class A common stock	4,690,909
See accompanying notes to the unaudited pro forma condensed combined financial information.

			Assuming No Redemptions		Assuming Maximum Redemptions
	AMCI Acquisition Corp. II (Historical)	LanzaTech NZ, Inc. (Historical as restated)	Transaction Accounting Adjustments	Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Basic and diluted net income per share, Class A	$0.01
Weighted average shares outstanding of Class B common stock, basic and diluted	3,750,000
Basic and diluted net income per share, Class B common stock	$0.01
Weighted-average number of common shares outstanding – basic and diluted		1,959,165		200,917,259		186,621,165
Net loss per common share – basic and diluted		$(42.59)		$(0.26)		$(0.28)
See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.
Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, AMCI will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of LanzaTech issuing stock for the net assets of AMCI, accompanied by a recapitalization. The net assets of AMCI will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of LanzaTech.
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 assumes that the Business Combination occurred on September 30, 2022. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 give pro forma effect to the Business Combination as if it had been completed on January 1, 2021. These periods are presented on the basis of LanzaTech as the accounting acquirer.
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 has been prepared using, and should be read in conjunction with, the following:
•
AMCI’s unaudited condensed balance sheet as of September 30, 2022 and the related notes as of and for the period ended September 30, 2022, included elsewhere in this proxy statement/prospectus; and

•
LanzaTech’s unaudited condensed consolidated balance sheet as of September 30, 2022 and the related notes as of and for the period ended September 30, 2022, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 have been prepared using, and should be read in conjunction with, the following:
•
AMCI’s unaudited condensed statement of operations for the nine months ended September 30, 2022 and the audited statement of operations for the period from August 6, 2021 (inception) through December 31, 2021 included elsewhere in this proxy statement/prospectus; and

•
LanzaTech’s unaudited condensed consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2022 and the audited consolidated statement of operations and comprehensive loss for the year ended December 31, 2021 included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.
The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that AMCI believes are reasonable under the circumstances. The unaudited combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. AMCI believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

2.
Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.
The unaudited pro forma information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). AMCI has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.
The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma combined statements of operations are based upon the number of shares of New LanzaTech Common Stock outstanding, assuming the Business Combination occurred on January 1, 2021.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2022 are as follows:
(A)
Reflects the following reclassifications on the balance sheet to align presentation:

•
Reflects the reclassification of $0.3 million of prepaid expenses — current into $0.3 million of other current assets.

•
Reflects the reclassification of $1.4 million of accrued expenses and $0.2 million of franchise tax payable to other accrued liabilities.

(B)
Reflects the reclassification of $151.0 million of marketable securities held in the Trust Account at the balance sheet date that becomes available to fund the Business Combination.

(C)
Reflects the payment of $0.2 million of deferred underwriting fees payable that were incurred in connection with the IPO. The fees are expected to be paid at the close of the Business Combination.

(D)
Represents preliminary estimated transaction costs of both AMCI and LanzaTech related to the Business Combination of $16.7 million, in addition to the $0.2 million of deferred underwriting fees noted above, inclusive of advisory, banking, printing, legal and accounting fees that are capitalized into additional paid-in capital as costs directly attributable to the equity issuance. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $16.0 million as $0.6 million have been paid as of September 30, 2022. $3.9 million was accrued between both AMCI and LanzaTech as of September 30, 2022. $1.2 million was capitalized on LanzaTech’s balance sheet as of September 30, 2022. Adjustment to accumulated deficit of $3.3 million represents the capitalization of transaction costs expensed by AMCI through September 30, 2022.

(E)
Represents the net proceeds from the Private Placement of 18,000,000 shares of Class A common stock at $10.00 per share. Proceeds from the Private Placement total $150.0 million as 3,000,000 shares of Class A common stock are to be issued under the AM SAFE Note in satisfaction of the related liability recorded on LanzaTech’s balance sheet. Additionally, the AM SAFE Note is effectively adjusted to $30.0 million immediately prior to its de-recognition through an entry to accumulated deficit for $2.8 million. See footnote EE for further details.

(F)
Represents the issuance of the Brookfield SAFE for $50.0 million. At the time of issuance, none of the Brookfield SAFE automatically converts to New LanzaTech Common Stock as a result of the Business Combination. Conversion only occurs at the option of Brookfield as no equity funding has occurred. As a result, the Brookfield SAFE is reflected as a mark-to-market liability on the pro forma balance sheet. There is no associated pro forma income statement impact as the Brookfield

SAFE was not outstanding in the periods presented where a mark-to-market adjustment could be calculated. Management is still assessing the full accounting impact of this arrangement.
(G)
Represents the implied declaration of the $240.7 million unpaid cumulative dividends immediately prior to the conversion of LanzaTech preferred shares into LanzaTech common shares. As required by the Merger Agreement, all unpaid cumulative dividends on LanzaTech preferred shares are converted to shares of New LanzaTech Common Stock by dividing the total cumulative dividends by $10.00. This conversion occurs in footnote H. The dividend accrual was calculated through January 31, 2023, assumed in this scenario as the Closing Date.

(H)
Represents recapitalization of LanzaTech through the issuance of 164,167,259 shares of New LanzaTech Common Stock to LanzaTech shareholders as consideration for the reverse recapitalization, including the conversion of LanzaTech preferred shares into shares of New LanzaTech Common Stock and the settlement of the cumulative unpaid dividend on the LanzaTech preferred shares into shares of New LanzaTech Common Stock as discussed in footnote G. LanzaTech preferred shares are assumed to be converted into LanzaTech common shares prior to the reverse recapitalization on a one for one basis. Holders of LanzaTech common shares receive an assumed per share consideration of 4.35 shares of New LanzaTech Common Stock.

(I)
Represents the conversion and accelerated vesting of LanzaTech options into New LanzaTech options where the option agreement includes a performance condition that accelerates vesting as a result of the Business Combination.

(J)
Represents the conversion and accelerated vesting of LanzaTech RSAs into the New LanzaTech RSAs.

(K)
Reflects the reclassification of the AM SAFE Warrant from liability to equity upon close of the Business Combination as the warrant becomes exercisable for a fixed number of shares at a fixed exercise price at the time of the Business Combination.

(L)
Reflects the reclassification of $150.3 million of Class A common stock subject to possible redemption to permanent equity.

(M)
Reflects the elimination of AMCI’s historical accumulated deficit to additional paid-in capital. The amount eliminated is adjusted for the amount of AMCI historical accumulated deficit already reclassified in footnote D.

(N)
Reflects the redemption of $134.1 million of Class A common stock subject to redemption, the maximum amount of redemptions which could take place while meeting the Minimum Closing Cash Condition.

(O)
Reflects the forfeiture of at-risk founder shares. Under the Sponsor Support Agreement, the AMCI Insiders agreed to forfeit, on a pro rata basis, up to one third of the aggregate number of shares of Class A common stock into which the Class B common stock otherwise would automatically convert in connection with the Business Combination in the event that more than 50% of the issued and outstanding shares of Class A common stock is redeemed. The number of at-risk founder shares to be so forfeited will be equal to the excess redemption percentage multiplied by two.

However, the AMCI Insiders are permitted to seek to enter into agreements with public stockholders whereby such public stockholders agree not to redeem their shares of Class A common stock in connection with the Business Combination. As an incentive for such agreement not to redeem, the AMCI Insiders may offer to transfer, at closing of the Business Combination, some of their own founder shares to such public stockholders. Pursuant to an amendment to the Sponsor Support Agreement entered into on December 7, 2022, the number of forfeited at-risk founder shares will be reduced by the number of such founder shares subject to transfer to AMCI public stockholders, but such reduction will be limited to 1,250,000 founder shares. As over 50% of the Class A common stock is redeemed in the Assuming Maximum Redemptions scenario, this forfeiture is included. Holders of shares of Class B common stock forfeit 970,870 shares in the

Assuming Maximum Redemptions scenario. No non-redemption agreements have been entered into at this time. As a result, there is no reduction in forfeitures resulting from the amendment to the Sponsor Support Agreement. Due to rounding, this entry is nil in the unaudited pro forma condensed combined balance sheet but is reflected in the outstanding share totals.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and year ended December 31, 2021 are as follows:
(AA)
Reflects the following reclassifications on the combined statement of operations to align presentation:

•
Reflects the reclassification of general and administrative expense, franchise tax expense and capital-based tax expense into selling, general and administrative expense.

•
Reflects the reclassification of change in fair value of derivative warrant liabilities into other (expense) income, net.

•
Reflects the reclassification of offering costs allocated to derivative warrant liabilities into other (expense) income, net. This reclassification only applies to the year ended December 31, 2021.

(BB)
Reflects the elimination of investment income on the Trust Account and the gain from the settlement of deferred underwriting fees resulting from the resignation of Evercore. As this gain resulting from Evercore’s resignation occurred prior to Closing and is recorded by AMCI, the gain is reversed.

(CC)
Reflects the expense related to the conversion and accelerated vesting of LanzaTech options into New LanzaTech options where the option agreement includes a performance condition that accelerates vesting as a result of the Business Combination. This expense is split between selling, general and administrative expense and research and development expense based on where the related employees’ compensation expense is recorded.

(DD)
Reflects the expense related to the conversion and accelerated vesting of LanzaTech RSAs into New LanzaTech RSAs. This expense is split between selling, general and administrative expense and research and development expense based on where the related employees’ compensation expense is recorded.

(EE)
Reflects the mark-to-market adjustment on the AM SAFE liability to increase the value of the liability to $30.0 million at the time of settlement as 3,000,000 shares of New LanzaTech Common Stock valued at $10.00 per share are to be issued in satisfaction of the SAFE liability.

(FF)
Reflects the reversal of the fair value adjustment on the AM SAFE Warrant as the AM SAFE Warrant is equity classified upon close of the Business Combination (see footnote K above). As the AM SAFE Warrant was issued in December 2021, there is no associated mark-to-market adjustment on the statement of operations for the year-ending December 31, 2021.

(GG)
Reflects the reversal of the fair value adjustment on the AM SAFE Note as the AM SAFE Note is satisfied upon close of the Business Combination (see footnote E above).

(HH)
Reflects the reversal of capitalizable transaction costs which would not have been expensed had the transaction taken place on January 1, 2021.

(II)
LanzaTech has significant deferred tax assets in the jurisdictions in which it operates. The ability to realize deferred tax assets depends on LanzaTech’s ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each tax jurisdiction. The valuation allowances recorded against deferred tax assets generated by taxable losses in certain jurisdictions will affect the provision for income taxes until the valuation allowances are released.

The unaudited pro forma condensed combined financial information assumes these deferred tax assets and the related valuation allowance will transfer to New LanzaTech, so New LanzaTech’s provision for income taxes will include no tax benefit for losses incurred in these jurisdictions until the respective valuation allowance is eliminated. As a result, there has been no tax effect applied to any of the pro forma adjustments detailed above as the valuation allowances remain outstanding during the period of the unaudited pro forma condensed combined statement of operations.
For the nine months ended September 30, 2022, the income tax expense recorded by AMCI has been reversed from the unaudited pro forma condensed combined statement of operations due to the expectations noted here. The associated current tax liability on the unaudited pro forma condensed combined balance sheet as of September 30, 2022 has not been reversed as the Business Combination will not trigger its settlement.
(JJ)
Reflects the elimination of the unpaid cumulative dividend on LanzaTech preferred shares as all LanzaTech preferred shares are converted into New LanzaTech Common Stock at Closing. New LanzaTech will not have any outstanding preferred shares at Closing.

3.
Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination and related equity transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of the period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.
The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of public shares of AMCI into cash for the nine months ended September 30, 2022 and the year ended December 31, 2021:
(Dollars in thousands except per share data)
	For the Nine Months ended September 30, 2022		For the Year ended December 31, 2021
	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss	$(52,442)	$(52,442)	$(52,271)	$(52,271)
Weighted average shares outstanding of common stock	200,917,259	186,621,165	200,917,259	186,621,165
Net loss per share (basic and diluted) attributable to common stockholders(1)(2)	$(0.26)	$(0.28)	$(0.26)	$(0.28)

(1)
As LanzaTech had a net loss on a pro forma combined basis, the outstanding New LanzaTech options and the outstanding New LanzaTech warrants have no impact to diluted net loss per share as they are considered anti-dilutive.

(2)
If Brookfield were to convert the Brookfield SAFE to 5,000,000 shares of New LanzaTech Common Stock, the pro forma loss per share would be as follows:

a.
Assuming No Redemptions for the nine months ended September 30, 2022: $(0.25)

b.
Assuming Maximum Redemptions for the nine months ended September 30, 2022: $(0.27)

c.
Assuming No Redemptions for the year ended December 31, 2021: $(0.25)

d.
Assuming Maximum Redemptions for the year ended December 31, 2021: $(0.27)

OTHER INFORMATION RELATED TO AMCI
Introduction
AMCI is a blank check company incorporated on January 28, 2021 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Merger Agreement, AMCI’s efforts were limited to organizational activities, completion of its IPO and the evaluation of possible business combinations.
Initial Public Offering
AMCI has neither engaged in any operations nor generated any revenue to date. Based on AMCI’s business activities, AMCI is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On August 6, 2021, AMCI consummated its IPO of 15,000,000 units. Each unit consists of one share of Class A common stock and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, generating gross proceeds, before expenses, of $150,000,000. Prior to the consummation of the IPO, on January 29, 2021, the Sponsor purchased 5,031,250 shares of Class B common stock for an aggregate purchase price of $25,000, or approximately $0.005 per share. In March 2021, the Sponsor transferred all the founder shares held by it to members of the AMCI Board, our management team and persons or entities affiliated with AMCI Group LLC, the holding company for the AMCI Group. On May 14, 2021, certain of our initial stockholders forfeited an aggregate of 718,750 founder shares, resulting in an aggregate of 4,312,500 founder shares outstanding. The underwriters had a 45-day option from the date of the underwriting agreement (August 3, 2021) to purchase up to an additional 2,250,000 units to cover over-allotments, if any. The over-allotment option was not exercised, resulting in the forfeiture of 562,500 founder shares.
Simultaneously with the consummation of the IPO, AMCI consummated the private sale of an aggregate of 3,500,000 warrants, each exercisable to purchase one share of Class A common stock at $11.50 per share, to the Sponsor at a price of $1.00 per warrant, generating gross proceeds, before expenses, of approximately $3,500,000. The private placement warrants are identical to the warrants included in the units sold in the IPO, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by AMCI, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after AMCI completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they will be entitled to registration rights.
Upon the closing of the IPO and the sale of the private placement warrants, $150,000,000 was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of interest to pay taxes, if any, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earlier of (i) the completion of an initial business combination; (ii) the redemption of any of the public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of AMCI’s obligation to redeem 100% of the public shares if AMCI does not complete an initial business combination within 24 months from the closing of its IPO or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if AMCI is unable to complete an initial business combination within 24 months from the closing of AMCI’s IPO, subject to applicable law. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.
The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of September 30, 2022, there was $150,969,468 in investments and cash held in the Trust Account.

Fair Market Value of LanzaTech’s Business
AMCI’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the business combination. AMCI will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The AMCI Board determined that this test was met in connection with the proposed Business Combination.
Stockholder Approval of Business Combination
Under the Current Charter, in connection with any proposed initial business combination, AMCI must seek stockholder approval of a proposed business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for AMCI’s IPO. Accordingly, in connection with the Business Combination, the AMCI Stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.
Voting Restrictions in Connection with Stockholder Meeting
In connection with the execution of the Merger Agreement, the Sponsor and the AMCI Insiders entered into the Sponsor Support Agreement pursuant to which, among other things, the AMCI Insiders agreed to vote their shares in favor of the Business Combination Proposal and all of the other proposals being presented at the Special Meeting. As of the date hereof, the AMCI Insiders own 20% of the total outstanding AMCI Shares.
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding AMCI or its securities, the Sponsor, LanzaTech and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to stockholders for approval at the Special Meeting are approved and/or (ii) AMCI satisfy the Minimum Closing Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by AMCI’s Sponsor for nominal value.
Liquidation if No Business Combination
AMCI has until August 6, 2023 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), AMCI will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of AMCI’s remaining stockholders and the AMCI Board, liquidate and dissolve, subject, in each case, to AMCI’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the private placement warrants, which will expire worthless if AMCI fails to complete its initial business combination by August 6, 2023.
AMCI’s Sponsor and its directors and executive officers have entered into a letter agreement with it, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their founder shares if AMCI fails to complete its initial business combination within the required time frame. However, if AMCI’s Sponsor, independent directors and executive officers acquire public shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if AMCI fails to complete its initial business combination by August 6, 2023.
AMCI’s Sponsor and its directors and executive officers have also agreed, pursuant to a written agreement with AMCI, that they will not propose any amendment to the Current Charter that would affect the substance or timing of AMCI’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by August 6, 2023 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless AMCI provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. However, AMCI may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).
AMCI expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, AMCI may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If AMCI was to expend all of the net proceeds of its IPO, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon its dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of AMCI’s creditors, which would have higher priority than the claims of its public stockholders. AMCI cannot assure you that the actual per-share redemption amount received by stockholders will not be less than $10.00. While AMCI intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.
Although AMCI will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against AMCI’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, AMCI’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to AMCI than any alternative. Examples of possible instances where AMCI may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, AMCI is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with AMCI and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to AMCI if and to the extent any claims by a third party for services rendered or products sold to AMCI, or a prospective target business with which AMCI has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under AMCI’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. However, AMCI has not asked the Sponsor to reserve for such indemnification obligations, nor has AMCI independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and AMCI believes that the Sponsor’s only assets are AMCI’s securities. Therefore, AMCI cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, AMCI may not be able to complete the Business Combination, and AMCI’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of AMCI’s officers or directors will indemnify AMCI for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, AMCI’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While AMCI currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to AMCI, it is possible that AMCI’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, AMCI cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.
AMCI will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with AMCI waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under AMCI’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. AMCI has access to up to approximately $1,000,000 held outside the Trust Account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that AMCI liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.
If AMCI files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of the AMCI Stockholders. To the extent any bankruptcy claims deplete the Trust Account, AMCI cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if AMCI files a bankruptcy petition or an involuntary bankruptcy petition is filed against AMCI that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the AMCI Stockholders. Furthermore, the AMCI Board may be viewed as having breached its fiduciary duty to AMCI’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. AMCI cannot assure you that claims will not be brought against it for these reasons.
AMCI’s public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if AMCI does not complete its initial business combination by August 6, 2023, (ii) in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of AMCI’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by August 6, 2023 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of AMCI’s initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event AMCI seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to AMCI for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.
Properties
AMCI currently sub-leases its executive offices at 600 Steamboat Road, Greenwich, Connecticut 06830, from the Sponsor. AMCI has agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to members of its management team in an amount not to exceed $10,000 per month in the event such space and/or services are utilized and AMCI does not pay a third party directly for such services. AMCI believes, based on rents and fees for similar services, that this rate is at least as favorable as it could have obtained from an unaffiliated person. AMCI considers its current office space adequate for its current operations.
Employees
AMCI currently has three executive officers and two other employees. These individuals are not obligated to devote any specific number of hours to AMCI’s matters but they intend to devote as much of their time as they deem necessary to AMCI’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on the stage of the Business Combination process it is in.
Directors and Executive Officers
AMCI’s directors and executive officers are as follows:
Name	Age	Position
Nimesh Patel	45	Chief Executive Officer and Director
Brian Beem	42	President and Director
Patrick Murphy	37	Chief Financial Officer
Hans Mende	78	Director
Mark Pinho	45	Director
Jill Watz	58	Director
Adrian Paterson	65	Director
Kate Burson	42	Director
Nimesh Patel has served as our Chief Executive Officer and Director since January 2021. Mr. Patel is a Managing Director, Co-head of Investments and a member of the Investment Committee for AMCI Group. Mr. Patel has served as a key member of AMCI’s senior management team since January 2008 and has helped lead the investment business for AMCI. Since Mr. Patel joined the Investment Committee at AMCI, AMCI has invested $1.4 billion of its capital and approximately $0.5 billion of co-investor capital (from First Reserve Corporation, Riverstone Holdings LLC and Soros Fund Management) in 20 privately negotiated transactions in the global industrial, transportation and natural resources sectors. Furthermore,

Mr. Patel has led the completion of multiple joint ventures with major global industrial corporations such as ITOCHU Corporation and POSCO, as well as debt and equity offerings. Mr. Patel was an officer of AMCI Acquisition Corp., a SPAC that successfully completed a business combination with Advent Technologies, Inc. in February 2021. Mr. Patel has served on the Boards of Directors or represented AMCI’s equity interests in eight companies during his time at AMCI and has served on the Board of Directors for Conuma Resources Ltd since April 2017.
Prior to joining AMCI, Mr. Patel was with Great Hill Partners where he focused on private equity investments in technology-enabled services companies. Previously Mr. Patel was with ChrysCapital, where he focused on private equity investments in the technology-enabled services, business process outsourcing and renewable energy sectors. Mr. Patel began his career in investment banking at Robertson Stephens, where he worked in the software group.
Mr. Patel graduated cum laude from Princeton University with an A.B. in Economics and with an M.B.A. from the Wharton School of the University of Pennsylvania. We believe that Mr. Patel is qualified to serve as our Chief Executive Officer and Director because of his depth of experience in the investment sector.
Brian Beem has served as our President and Director since January 2021. Mr. Beem is a Managing Director, Co-head of Investments and a member of the Investment Committee for AMCI Group. Mr. Beem has served as a key member of AMCI’s senior management team for the last 15 years and has helped lead the Investment business for AMCI. Since Mr. Beem joined the Investment Committee at AMCI, AMCI has invested $1.6 billion of its capital and approximately $0.7 billion of co-investor capital (from First Reserve Corporation, Riverstone Holdings LLC and Soros Fund Management) in 30 privately negotiated transactions in the global industrial, transportation and natural resources sectors. In addition, Mr. Beem was an officer of AMCI Acquisition Corp., a SPAC that successfully completed a business combination with Advent Technologies, Inc. in February 2021. Mr. Beem has served on the Boards of Directors of 14 companies during his time at AMCI. Mr. Beem has served on the Board of Jupiter Mines Ltd (ASX: JMS) since October 2019. In his role overseeing investments for the AMCI Group, Mr. Beem has built a substantial global network in the industrial, mining, energy and transportation sectors.
Prior to joining AMCI, Mr. Beem worked at First Reserve Corporation, a leading private equity firm specializing in the energy industry. While at First Reserve, Mr. Beem worked on several co-investments with AMCI, including the formation of AMCI Capital L.P., an investment joint venture to which First Reserve committed $500 million and the founders of AMCI committed $300 million. Before joining First Reserve, Mr. Beem started his career at Merrill Lynch in New York, where he worked in the financial sponsors and energy & power groups in the investment banking division.
Mr. Beem graduated cum laude from Princeton University with an A.B. (Bachelor of Arts) in Politics. We believe that Mr. Beem is qualified to serve on the AMCI Board because of his depth of experience in both the investment sector and serving on numerous boards.
Patrick Murphy has served as our Chief Financial Officer since January 2021. Mr. Murphy is a Managing Director for AMCI Group. He is a key senior member of the investment team with responsibility for a number of AMCI portfolio investments across multiple jurisdictions. He leads AMCI’s iron ore business and its joint venture business relationships with the global industrial groups China BaoWu Steel and POSCO. Mr. Murphy represents AMCI’s interests and serves on the boards of directors of a number of companies, including Australian Premium Iron Pty Ltd, Juno Minerals Limited and Minero Las Cenizas
Mr. Murphy joined AMCI in 2018 after spending the previous 11 years in the global investment group at Macquarie as a Managing Director in Mining Finance, Commodities & Global Markets division. Mr. Murphy specialized in deploying Macquarie’s balance sheet across the capital spectrum inclusive of passive and active equity investments, structured debt, greenfield project finance, structured derivative lending and commodity hedging. Mr. Murphy holds a Bachelor of Laws and a Bachelor of Commerce from The University of Western Australia.
Hans Mende has served on the AMCI Board since January 2021. Mr. Mende co-founded AMCI in 1986, with nominal capital, growing the company into a multi-billion dollar global enterprise with activities in commodity investing, operations and trading. During his career, Mr. Mende has been a member of the

Board of Directors of numerous public and private natural resources companies, including Whitehaven (ASX:WHC) from 2007 to 2012, Felix Resources Limited (FLX:AX) from 2007 to 2010, Alpha Natural Resources (NYSE:ANR) from 2003 to 2007, Foundation Coal Holdings, Inc. from 2004 to 2005 and New World Resources PLC (WSE:NWR) from 2011 to 2012. In addition, Mr. Mende was the Executive Chairman of AMCI Acquisition Corp., a SPAC that successfully completed a business combination with Advent Technologies, Inc. on February 4, 2021. Mr. Mende currently serves as director of Jupiter Mines Ltd (ASX: JMS) and Ridley Terminals Inc., amongst others. Mr. Mende has served as a Director of Jupiter Mines Ltd (ASX: JMS) since October 2019.
Prior to founding AMCI Group in 1986, Mr. Mende served at Thyssen Group in various senior executive positions including President of Thyssen Carbometal Inc. from 1968 to 1986.
Mr. Mende holds an M.B.A from Cologne University in Germany. We believe that Mr. Mende is well qualified to serve on the AMCI Board due to his operational, industry and public and private company experience.
Mark Pinho has served on the AMCI Board since August 2021. Mr. Pinho has been the managing partner of the St. Victor Group, a private investment vehicle focused on making longer duration, structured corporate investments in partnership with management and family owners, since January 1, 2018. In addition, Mr. Pinho has been a managing director in the private equity group of Soros Fund Management LLC since May 2006. Mr. Pinho has also worked as Partner of 4x4 Capital LLC since January 1, 2018. Mr. Pinho also spent four years in the middle market growth equity. Mr. Pinho has previously served on the board for Mastro’s Restaurants LLC from May 2007 to May 2013. Mr. Pinho holds a Bachelor of Science from the University of Virginia and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. We believe that Mr. Pinho is qualified to serve on the AMCI Board due to his financial knowledge and experience.
Jill Watz has served on the AMCI Board since August 2021. Ms. Watz has over 25 years of experience in energy and environmental technology, business and policy. Ms. Watz has been the founder and Managing Director at Ascian Technology Advisors, LLC, a business advisory firm focused on business strategy, technology development, operational management and financing for early and growth-stage companies in the energy technology and natural resource sectors, since November 2012. From 2008 to 2014, Ms. Watz was a Venture Partner at Vulcan Capital, where she was responsible for investment strategy, due diligence and portfolio management in the clean technology sector, with specific emphasis on solar, geothermal, nuclear, advanced materials, energy efficiency/smart grid technologies and emerging market distributed electricity generation. Ms. Watz has served on or as an advisor to the boards of several early stage clean-tech companies and has worked with several non-profit organizations to develop climate change mitigation advocacy strategies. Ms. Watz spent 10 years on the technical staff at Lawrence Livermore National Laboratory, where she held senior management and technical research positions in applied energy technology and national security directing multi-disciplinary research projects in the areas of critical infrastructure protection, oil and gas exploration and production, geothermal energy, energy storage and conversion technologies, alternative fuels and energy and climate policy. Ms. Watz has a B.S. degree in Chemical Engineering from University of California at San Diego and S.M. degrees in both Civil and Environmental Engineering and Technology and Policy from the Massachusetts Institute of Technology. We believe Ms. Watz is qualified to serve on the AMCI Board due to her experience in the energy sector.
Dr. Adrian Paterson has served on the AMCI Board since August 2021. Dr. Paterson served as chief executive officer and as a member of the board of directors of Australia’s Nuclear Science and Technology Agency (“ANTSO”) from March 2009 to December 2020. Dr. Paterson, as chief executive officer at ANTSO, helped establish capital programs for nuclear medicine, nuclear waste technology and specialized facilities worth. Dr. Paterson also has experience running with the management of a national laboratory in South Africa at the Council for Scientific and Industrial Research. Dr. Paterson has experience in energy policy and materials engineering including nuclear energy, hydrogen as an energy vector, advanced ceramics, batteries (high-temperature and lithium) and early-stage ventures. Dr. Paterson has served on advisory boards for two venture funds in South Africa. Dr. Paterson holds a Bachelor of Science and a PhD from the University of Cape Town and a Doctor of Science from the University of Wollongong. We believe that Dr. Paterson is qualified to serve on the AMCI Board due to his management experience and industry knowledge.

Kate Burson has served on the AMCI Board since August 2021. Ms. Burson is the founder of KCB Advisors and has been the principal since September 2019. Ms. Burson has devoted her career to working at the intersection of business, policy and law — as a catalyst to expand and encourage sustainable development. Over last decade she has worked with founders, business executives, and political leaders to develop and execute new strategies for scaling both clean energy and zero emission transportation. From February 2016 to November 2018, Ms. Burson worked at Tesla, Inc. (Nasdaq: TSLA) where she developed new markets and business for Tesla’s new energy business. At Tesla, Ms. Burson gained experience relating to electric transportation and advanced government and corporate policies and partnerships accelerating electric vehicle adoption and charging infrastructure deployment. Prior to joining Tesla, Ms. Burson co-led energy policy for New York State from February 2011 to October 2015. Working at the direction of New York Governor Andrew Cuomo, Ms. Burson developed and deployed a new strategy for a distributed, networked electric grid powered by clean energy. Her initiative grew into the State’s Reforming the Energy Vision, REV, which Ms. Burson co-developed and managed. From 2013 through 2015, Ms. Burson served as chief of staff to the chairman of energy & finance for New York State. As the designated energy leader for Governor Cuomo, she identified and hired the new executives needed to lead the energy transformation and hired and led a new team required to manage implementation. Ms. Burson and her team were responsible for overseeing the state utility regulatory agency and a number of other institutions. Ms. Burson also served as an assistant attorney general for New York State, prosecuting securities fraud from January 2008 to February 2011. Ms. Burson holds a B.A. from the Vanderbilt University and a J.D. from Washington University in St. Louis. We believe Ms. Burson is qualified to be on the AMCI Board due to her management experience and knowledge of the energy sector.
Executive Compensation and Director Compensation
Except as set forth below, none of AMCI’s executive officers or directors have received any cash compensation for services rendered to AMCI. We have agreed to pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Upon completion of AMCI’s initial business combination or liquidation, New LanzaTech will cease paying these monthly fees. The Sponsor, directors and executive officers, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to the Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account.
Number and Terms of Office of Officers and Directors
The AMCI Board consists of seven members and is divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to AMCI’s first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, AMCI is not required to hold an annual meeting until one year after its first fiscal year end following its listing on Nasdaq. The term of office of the first class of directors, consisting of Kate Burson and Adrian Paterson, will expire at AMCI’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mark Pinho and Jill Watz, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Nimesh Patel, Brian Beem and Hans Mende, will expire at the third annual meeting of stockholders.
AMCI’s officers are appointed by the AMCI Board and serve at the discretion of the AMCI Board, rather than for specific terms of office. The AMCI Board is authorized to appoint officers as it deems appropriate pursuant to the Current Charter.

Director Independence
Nasdaq rules require that a majority of the AMCI Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship that, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The AMCI Board has determined that Dr. Adrian Paterson, Ms. Jill Watz, Ms. Kate Burson and Mr. Mark Pinho are “independent directors” as defined in the applicable Nasdaq and SEC rules. AMCI’s independent directors have regularly scheduled meetings at which only independent directors are present.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against AMCI or any members of its management team in their capacity as such, and AMCI and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.
Periodic Reporting and Audited Financial Statements
AMCI has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, AMCI’s annual reports contain consolidated financial statements audited and reported on by AMCI’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF AMCI
The following discussion and analysis of the financial condition and results of operations of AMCI Acquisition Corp. II (for purposes of this section, “AMCI,” the “Company,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of AMCI included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Overview
We are a blank check company incorporated as a Delaware corporation on January 28, 2021. We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
Our sponsor is AMCI Sponsor II LLC, a Delaware limited liability company.
The registration statement for our initial public offering was declared effective on August 3, 2021. On August 6, 2021, we consummated our initial public offering of 15,000,000 units. Each unit consists of one Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one Class A common stock for $11.50 per share. The units were sold at a price of $10.00 per unit, generating gross proceeds for us of $150,000,000.
The underwriters had a 45-day option from the date of the underwriting agreement (August 3, 2021) to purchase up to an additional 2,250,000 units to cover over-allotments, if any. On September 17, 2021, the over-allotment option expired unexercised, resulting in the forfeiture of 562,500 shares of Class B common stock.
Simultaneously with the closing of the initial public offering, we completed the private sale of an aggregate of 3,500,000 warrants to the Sponsor at a purchase price of $1.00 per private placement warrant, generating gross proceeds for us of $3,500,000. The private placement warrants are identical to the warrants sold in the initial public offering, except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by us, (ii) may not (including the Class A common stock issuable upon exercise of such private placement warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of our initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. No underwriting discounts or commissions were paid with respect to such sales.
The Business Combination
On March 8, 2022, we entered into the Merger Agreement with Merger Sub and LanzaTech. The Merger Agreement was amended by the parties on December 7, 2022.
If the Business Combination is approved by our stockholders and LanzaTech’s stockholders, and the closing conditions in the Merger Agreement are satisfied or waived, then, among other things, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware General Corporation Law, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the Merger as our wholly owned subsidiary. In connection with the consummation of the Merger, we will be renamed “LanzaTech Global, Inc.”
Under the Merger Agreement, we have agreed to acquire all of the outstanding equity interests of LanzaTech for consideration consisting of equity interests of New LanzaTech valued at $1,817,000,000 in the aggregate. The consideration to be paid to holders of shares of LanzaTech capital stock will be shares of New LanzaTech Common Stock, valued at $10.00 per share, to be paid at the closing of the Merger. The number of shares of New LanzaTech Common Stock payable in the Merger in respect of each share of

LanzaTech capital stock will be determined based on the Exchange Ratio, and certain corresponding adjustments, in each case as set forth in the Merger Agreement.
Pursuant to the Merger Agreement, at Closing: (i) each LanzaTech warrant that is outstanding and unexercised immediately prior to Closing and would automatically be exercised or exchanged in full in accordance with its terms by virtue of the occurrence of the Merger, will be so automatically exercised or exchanged in full for the applicable shares of LanzaTech capital stock, and each such share of LanzaTech capital stock will be treated as being issued and outstanding immediately prior to Closing and will be canceled and converted into the right to receive the applicable shares of New LanzaTech Common Stock; and (ii) each LanzaTech warrant that is outstanding and unexercised immediately prior to the Closing and is not automatically exercised in full as described in clause (i) will be converted into a warrant to purchase shares of New LanzaTech Common Stock, in which case (a) the number of shares underlying such New LanzaTech warrant will be determined by multiplying the number of shares of LanzaTech capital stock subject to such warrant immediately prior to Closing, by the Exchange Ratio and (b) the per share exercise price of such New LanzaTech Warrant will be determined by dividing the per share exercise price of such LanzaTech warrant immediately prior to the Effective Time by the Exchange Ratio, except that in the case of certain warrants specified in the Merger Agreement, such exercise price will be $10.00.
Pursuant to the Merger Agreement, at Closing, each option to purchase shares of LanzaTech capital stock will be converted into an option to purchase a number of shares of New LanzaTech Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of LanzaTech capital stock subject to such LanzaTech option multiplied by (ii) the Exchange Ratio. The exercise price of such New LanzaTech option will be equal to the quotient of (a) the exercise price per share of such LanzaTech option in effect immediately prior to the Effective Time divided by (b) the Exchange Ratio (and as so determined, this exercise price will be rounded up to the nearest full cent).
Pursuant to the Merger Agreement, at Closing, each award of restricted shares of LanzaTech common stock that is outstanding immediately prior to the Effective Time will be converted into an award of restricted shares of New LanzaTech Common Stock on the same terms and conditions as were applicable to such LanzaTech RSA immediately prior to the Effective Time, except that such New LanzaTech RSA will relate to a number of shares of New LanzaTech Common Stock equal to the number of shares of LanzaTech capital stock subject to such LanzaTech RSA, multiplied by the Exchange Ratio.
The closing of the Merger is subject to certain customary conditions, including, among others, (i) adoption by AMCI’s stockholders and LanzaTech’s stockholders of the Merger Agreement and their approval of certain other actions related to the Business Combination, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable to the transactions contemplated by the Merger Agreement and any ancillary agreements, in each case under the HSR Act, (iii) the effectiveness of the Registration Statement under the Securities Act with respect to the shares of New LanzaTech Common Stock to be paid as consideration in the Merger, (iv) there being no government order or law enjoining, prohibiting or making illegal the consummation of the Merger or the transactions contemplated by the Merger Agreement, (v) AMCI having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) after giving effect to any payments required to be made in connection with the redemption of AMCI’s public shares and the proceeds from the Subscription Agreements described below, (vi) AMCI having at least $230,000,000 of cash at the closing of the Merger, consisting of cash held in the Trust Account after taking into account any redemption of AMCI’s public shares, and the proceeds from the Subscription Agreements described below, net of transaction expenses of AMCI and LanzaTech, and (vii) the listing on Nasdaq of the shares of New LanzaTech Common Stock issued in connection with the Business Combination.
Subscription Agreements
In connection with the execution of the Merger Agreement, we entered into subscription agreements (which were amended on December 7, 2022) with certain accredited and institutional buyers including certain current stockholders and partners of LanzaTech and an affiliate of our Sponsor pursuant to which, among other things, we agreed to issue and sell, in a private placement to close immediately prior to the closing of the Merger, an aggregate of 12,500,000 shares of Class A common stock at a purchase price of $10.00 per share. The Initial PIPE Investment includes 3,000,000 shares of Class A common stock to be issued to a certain PIPE Investor that has a SAFE Note with LanzaTech, pursuant to a subscription agreement to be entered into prior to Closing.
On October 18, 2022, we entered into two additional subscription agreements with certain accredited investors, pursuant to which, among other things, we agreed to issue and sell, in a private placement to close immediately prior to the closing of the Merger, an aggregate of 5,500,000 shares of Class A common stock at a purchase price of $10.00 per share to the PIPE Investors.
The Additional PIPE Investment represents the parties’ efforts to raise additional capital in order to satisfy the Minimum Closing Cash Condition. The Additional PIPE Investment is in addition to the 12,500,000 shares of Class A common stock that we agreed to sell, in a private placement to close immediately prior to the closing of the Business Combination, to certain other accredited investors and qualified institutional buyers. To date, investors have agreed to purchase shares of Class A common stock for an aggregate purchase price of $180,000,000 in the Private Placement.
LanzaTech Support Agreement
In connection with the execution of the Merger Agreement, we entered into a support agreement with certain LanzaTech stockholders pursuant to which each such LanzaTech stockholder irrevocably and unconditionally agreed, among other things, to (i) validly execute and deliver to LanzaTech, in respect of all such stockholders’ shares of LanzaTech capital stock, written consents to the adoption of the Merger Agreement and approval of other matters required to obtain the requisite stockholder approval for the Merger and other related matters from the LanzaTech stockholders, in each case, within 10 business days after the Registration Statement has been declared effective by the SEC; (ii) vote (whether pursuant to a meeting of LanzaTech’s stockholders or by written consent) in favor of the adoption of the Merger Agreement and approval of other matters required to obtain the LanzaTech Requisite Approval; and (iii) vote (whether pursuant to a meeting of LanzaTech’s stockholders or by written consent) against (a) any competing proposal for the acquisition of LanzaTech and (b) any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (y) to the knowledge of such LanzaTech stockholder, result in a material breach of any covenant, representation or warranty or other obligation or agreement of LanzaTech under the Merger Agreement or (z) result in a material breach of any covenant, representation or warranty or other obligation or agreement of the relevant stockholder contained in the LanzaTech Stockholder Support Agreement.
The LanzaTech stockholders that entered into the LanzaTech Stockholder Support Agreement include those stockholders who (i) are directors or officers of LanzaTech and currently hold shares of LanzaTech capital stock or (ii) hold 5% or more of the shares of LanzaTech capital stock. The shares of LanzaTech capital stock that are owned by the stockholders party to the LanzaTech Stockholder Support Agreement represent approximately 69.56% of the outstanding voting shares of LanzaTech capital stock.
Sponsor Support Agreement
In connection with the execution of the Merger Agreement, the Sponsor and the holders of all of the founder shares, including all of our directors and officers entered into a support agreement with the Company and LanzaTech pursuant to which each AMCI Insider agreed, among other things, to: (i) vote all the AMCI Shares held by such AMCI Insider (a) in favor of each of the proposals to be submitted to the special meeting of our stockholders in connection with the Merger and (b) against a business combination not relating to the Merger and any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (y) to the knowledge of such AMCI Insider, result in a material breach of any covenant, representation or warranty or other obligation or agreement of AMCI under the Merger Agreement or (z) result in a material breach of any covenant, representation or warranty or other obligation or agreement contained in the Sponsor Support Agreement; (ii) irrevocably waive any anti-dilution right or other protection with respect to the shares of founder shares that would result in the founder shares converting into Class A common stock at a ratio greater than one-for-one; and (iii) not to elect to redeem their respective shares of our common stock in connection with the Merger.

In addition, under the Sponsor Support Agreement, the AMCI Insiders agreed to forfeit, on a pro rata basis, a number of shares of founder shares equal to 1,250,000 shares of founder shares (which is one-third of the total number of founder shares outstanding) multiplied by a percentage equal to the percentage by which the level of redemptions of holders of Class A common stock, if any, exceeds 50% of the total issued and outstanding shares Class A common stock multiplied by two. Pursuant to an amendment to the Sponsor Support Agreement entered into on December 7, 2022, the number of forfeited at-risk founder shares will be reduced by the number of such founder shares subject to transfer to AMCI public stockholders, but such reduction will be limited to 1,250,000 founder shares.
Results of Operations
Our entire activity since inception up to September 30, 2022 was in preparation for our formation and the initial public offering and since the IPO, the search for a business combination target. We will not be generating any operating revenues until the closing and completion of our initial business combination.
For the three months ended September 30, 2022, we had a net income of approximately $1.2 million, which consisted of approximately a $1.4 million gain from changes in fair value of derivative warrant liabilities, approximately a $172,000 gain from extinguishment of deferred underwriting commissions on public warrants and approximately $733,000 of income from investments held in the trust account, partially offset by approximately $876,000 in general and administrative expenses, $30,000 in general and administrative expenses — related party, approximately $76,000 in capital based tax expenses, approximately $50,000 in franchise tax expenses, and approximately $54,000 in income tax expenses.
For the three months ended September 30, 2021, we had net income of approximately $469,000, which consisted of approximately a $1.4 million gain from changes in fair value of derivative warrant liabilities and approximately $2,000 of income from investments held in the trust account, offset by approximately $305,000 in general and administrative expenses, approximately $135,000 in franchise tax expenses, and approximately $476,000 in offering costs allocated to derivative warrant liabilities.
For the nine months ended September 30, 2022, we had a net income of approximately $1.1 million, which consisted of approximately a $4.1 million gain from changes in fair value of derivative warrant liabilities, approximately $172,000 gain from extinguishment of deferred underwriting commissions on public warrants and approximately $972,000 of income from investments held in the trust account, partially offset by approximately $3.7 million in general and administrative expenses, $90,000 in general and administrative expenses — related party, approximately $184,000 in capital based tax expenses, approximately $150,000 in franchise tax expenses, and approximately $54,000 in income tax expenses.
For the period from January 28, 2021 (inception) through September 30, 2021, we had net income of approximately $468,000, which consisted of approximately a $1.4 million gain from changes in fair value of derivative warrant liabilities and an approximately $2,000 of income from investments held in the trust account, offset by approximately $306,000 in general and administrative expenses, approximately $135,000 in franchise tax expenses, and approximately $476,000 in offering costs allocated to derivative warrant liabilities.
Liquidity and Going Concern
As of September 30, 2022, the Company had approximately $7,000 in operating cash and a working capital deficit of approximately $3.5 million, not taking into account tax obligations of approximately $536,000 that may be paid from income from investments held in the trust account.
Our liquidity needs up to September 30, 2022 have been satisfied through a contribution of $25,000 from the Sponsor to cover certain offering costs in exchange for the issuance of founder shares, and a loan and advances from the Sponsor pursuant to the Note. Subsequent to the initial public offering, net proceeds from the private placement of $0.9 million were placed in the operating account for working capital purposes. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide us with Working Capital Loans. On March 28, 2022, the Company entered into a noninterest-bearing

Working Capital Loan with its Sponsor for the principal amount of up to $1.5 million. As of September 30, 2022 and December 31, 2021, there were no amounts outstanding under any Working Capital Loan.
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition, and the mandatory liquidation and subsequent dissolution that will be required if the Company does not complete a business combination before August 6, 2023 raises substantial doubt about the Company’s ability to continue as a going concern. Although Management expects that it will be able to raise additional capital to support its planned activities and complete a business combination on or prior to August 6, 2023, it is uncertain whether it will be able to do so. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after August 6, 2023. The condensed financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. The Company intends to complete a business combination before the mandatory liquidation date. Over this time period, the Company will be using the funds outside of the trust account for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the business combination.
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position, results of our operations and/or search for a target company, the specific impact is not readily determinable as of the date of the unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Contractual Obligations
Registration Rights
The holders of the (i) founder shares, which were issued in a private placement prior to the closing of the initial public offering, (ii) private placement warrants, which were issued in a private placement simultaneously with the closing of the initial public offering and the shares of Class A common stock underlying such private placement warrants and (iii) private placement warrants that may be issued upon conversion of Working Capital Loans, will have registration rights to require us to register a sale of any of its securities held by them prior to the consummation of the initial business combination pursuant to a registration rights agreement which was signed on the effective date of the initial public offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
We granted the underwriters a 45-day option from the date of the underwriting agreement to purchase up to an additional 2,250,000 units to cover over-allotments, if any. On September 17, 2021, the over-allotment option expired unexercised, resulting in the forfeiture of 562,500 shares of Class B common stock.
The underwriters were paid an underwriting discount of one percent (1%) of the gross proceeds of the initial public offering, or $1,500,000. Additionally in connection with the initial public offering, the Company agreed to pay the underwriters a deferred underwriting discount of 3.5% of the gross proceeds, or $5,250,000, of the initial public offering upon the completion of our initial business combination. On September 29, 2022, Evercore Group L.L.C. (“Evercore”), the representative of the underwriters of our initial public offering, waived their deferred underwriting fee that accrued from its participation in our initial public offering. The Company recognized approximately $4.9 million of the commissions waiver as a reduction to additional paid-in capital in the condensed statements of changes in stockholders’ deficit for the three and nine months ended September 30, 2022, as this portion represents an extinguishment of deferred underwriting commissions on public shares which was originally recognized in accumulated deficit. The remaining balance of approximately $172,000 is recognized as a gain from extinguishment of deferred underwriting commissions on public warrants in the condensed statements of operations, which represents the original amount expensed in the Company’s initial public offering.
On September 27, 2022 and September 29, 2022, the Company received notice and a formal letter, respectively, from Evercore, advising, among other things, that it had, among other things, (i) resigned from and ceased or refused to act in, its roles as co-placement agent, co-capital markets advisor and exclusive financial advisor to the Company in connection with the Merger and as underwriter in the Company’s initial public offering and (ii) waived its right to receive an aggregate of $13,050,000 in fees, all of which were contingent upon and payable upon the closing of the Merger, consisting of $500,000 for its role as co-placement agent, $7,500,000 for its role as exclusive financial advisor and $5,050,000 of deferred underwriting fees accrued from its participation in the Company’s initial public offering, as well as any expense reimbursements owed to it under those arrangements.
Administrative Service Fee
Subsequent to the closing of the initial public offering, we have agreed to pay our Sponsor $10,000 per month for office space and secretarial and administrative services provided to members of the management team. Upon completion of the initial business combination or our liquidation, we will cease paying these monthly fees. For the three months ended September 30, 2022 and 2021, we incurred $30,000 and $20,000 of such fees, respectively, which are included as general and administrative fees — related party on the accompanying unaudited condensed statements of operations. For the nine months ended September 30, 2022 and for the period from January 28 (inception) through September 30, 2021, we incurred $90,000 and $20,000 of such fees, respectively, which are included as general and administrative fees — related party on the accompanying unaudited condensed statements of operations.
Critical Accounting Policies
This management’s discussion and analysis of our financial condition and results of operations is based on our unaudited condensed financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these unaudited condensed financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our unaudited condensed financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the following as our critical accounting policies:
Class A Common Stock Shares Subject to Possible Redemption
We account for our Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and is measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, Class A common stock are classified as stockholders’ equity. Our Class A common stock feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of the initial public offering, 15,000,000 shares of Class A common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of our condensed balance sheets.
Under ASC 480-10-S99, we have elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of the reporting period. This method would view the end of the reporting period as if it were also the redemption date of the security. Effective with the closing of the initial public offering, we recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Derivative Financial Instruments
We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The public warrants and the private placement warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period until they are exercised. The initial fair value of the public warrants issued in connection with the initial public offering was estimated using a Monte-Carlo simulation model. The fair value of the public warrants as of September 30, 2022 and December 31, 2021 is based on observable listed prices for such warrants. The fair value of the private placement warrants as of September 30, 2022 and December 31, 2021 is determined using a Black-Scholes option pricing model. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Net Income (Loss) Per Share Of Common Stock
We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” We have two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period.
The calculation of diluted net income (loss) does not consider the effect of the warrants underlying the units sold in the initial public offering and the private placement warrants to purchase an aggregate of 11,000,000 warrants in the calculation of diluted income (loss) per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share are the same as basic net income (loss) per share for the three and nine months ended September 30, 2022 and for the three months ended September 30, 2021 and for the period from January 28, 2021 (inception) through September 30, 2021. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.
Recent Accounting Pronouncements
In June 2022, the FASB issued ASU 2022-03, ASC Subtopic 820 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is still evaluating the impact of this pronouncement on the condensed financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on our unaudited condensed financial statements.

Off-Balance Sheet Arrangements
As of September 30, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(b)(1)(ii)(B) of Regulation S-K.
JOBS Act
The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the unaudited condensed financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the unaudited condensed financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.
Recent Developments
Waiver of Deferred Commission
On September 27, 2022 and September 29, 2022, we received notice and a formal letter, respectively, from Evercore the representative of the underwriters of our initial public offering and co-placement agent in the Private Placement advising, among other things, that it has resigned from and has ceased or refused to act in, its roles as co-placement agent in the private placement, co-capital markets advisor and exclusive financial advisor to us and as underwriter in our initial public offering and every capacity and relationship described in tthis proxy statement/prospectus, and waiving any entitlement to its portion of the deferred underwriting fee that accrued from Evercore’s participation in the initial public offering in the amount of approximately $5.1 million. This fee was agreed between the Company and Evercore in the initial public offering underwriting agreement signed by the parties on August 3, 2021, and was earned in full upon completion of the initial public offering, but payment was conditioned upon closing of our initial business combination such that the waiver was given by Evercore on a gratuitous basis without any consideration to Evercore from the Company.
Amendment to the Merger Agreement
On March 8, 2022, AMCI entered into the Merger Agreement with Merger Sub and LanzaTech. On December 7, 2022, AMCI entered into Amendment No. 1 to the Merger Agreement with Merger Sub and LanzaTech. Amendment No. 1 amended the Merger Agreement to provide for, among other things, (i) the inclusion of the aggregate net proceeds from each of the AM SAFE Note and Brookfield SAFE in the Acquiror Closing Cash Amount, (ii) the reduction of the Minimum Closing Cash Condition from $250,000,000 to $230,000,000, (iii) to the extent that the Brookfield SAFE remains unexercised at Closing, it will be assumed by AMCI, remain in effect on the same terms and conditions as are in effect prior to the Closing and thereafter entitle the holder thereof to be issued shares of common stock in AMCI after the

Closing, (iv) in the event that it becomes reasonably apparent to the parties that the Acquiror Closing Cash Amount will be less than the Minimum Closing Cash Condition, AMCI will use commercially reasonable efforts to enter into non-redemption agreements, or similar agreements, as may be necessary such that the Acquiror Closing Cash Amount will not be less than the Minimum Closing Cash Condition, (v) the extension of the outside date applicable to the Closing from December 7, 2022 to February 28, 2023 and (vi) the elimination of LanzaTech's right to terminate the Merger Agreement if AMCI fails to enter into additional subscription agreements or non-redemption agreements prior to July 7, 2022 such that the amount equal to (a) the PIPE Investment Amount (as defined in the Merger Agreement) plus (b) the amount equal to (I) the aggregate number of shares of AMCI's class A common stock subject to non-redemption agreements multiplied by (II) $10.00 plus (c) the net proceeds from the AM SAFE to LanzaTech minus (d) the Company Transaction Expenses (as defined in the Merger Agreement) minus (e) the Acquiror Transaction Expenses (as defined in the Merger Agreement) minus (f) any other amount with respect to which AMCI has liability for payment at the Closing is less than the Minimum Acquiror Closing Cash Amount.
Amendment to the Sponsor Support Agreement
On March 8, 2022, AMCI entered into the Sponsor Support Agreement with the Sponsor and LanzaTech. On December 7, 2022, AMCI entered into Amendment No. 1 to the Sponsor Support Agreement with the Sponsor and LanzaTech. The terms of Amendment No. 1 to the Sponsor Support Agreement, among other things, reduced the number of at-risk founder shares subject to forfeiture by the aggregate number of at-risk founder shares subject to transfer to any holder of Class A common stock pursuant to any non-redemption agreement.

INFORMATION ABOUT LANZATECH
Throughout this section, unless otherwise specified, “we,” “us,” “our,” and the “Company” refer to LanzaTech and its consolidated subsidiaries prior to the consummation of the Business Combination.
Overview
Founded in 2005 in New Zealand and headquartered today in Skokie, Illinois, we are a nature-based carbon refining company that transforms waste carbon into the chemical building blocks for consumer goods such as sustainable fuels, fabrics, and packaging that people use in their daily lives. Our goal is to reduce the need for virgin fossil fuels by challenging and striving to change the way the world uses carbon. We aim to accomplish this through the creation of a circular economy where carbon can be reused rather than wasted. Through technology and applications that are designed to touch multiple points of carbon use such as converting industrial, municipal, and agricultural waste into products, developing sustainable products to change the supply chain, and having systems to reuse the waste once consumers are done with the products, we believe we can offer a solution to help alleviate the global carbon crisis. Our economically viable and scalable technology is designed to enable emitters to reduce their environmental impact and potentially to replace materials made from virgin fossil resources with recycled carbon, supporting their climate goals, meeting mandated targets, and creating a more sustainable future.
Using our process technology, our partners launched the world’s first commercial carbon refining plant in 2018 in China and have subsequently added two commercial plants operating in China. LanzaTech has numerous projects in construction, under development and in the pipeline globally. Our technology platform is designed to use a variety of waste feedstocks, from waste industrial gases to biomass residues and municipal solid waste. Our technology platform is designed to capitalize on the demand for sustainable fuels and chemicals, which can be used in multiple sectors such as aviation, automotive, textiles, home goods, consumer goods and others, to address the growing preference among major companies for environmentally conscious products and manufacturing processes. We believe LanzaTech’s proven commercialized technology can enable global scale decarbonization and initiate a circular and climate positive carbon economy.
Gas fermentation is a robust form of carbon capture and transformation that enhances the value of waste streams and reduces environmental pollution. Additionally, our technology platform utilizes existing industrial land and recycled process water, further reducing the environmental impact of producing our low carbon ethanol on land and biodiversity. Gas fermentation is a key part of our technology offering and we license this capability to customers to develop their own gas fermentation facilities, accelerating the spread of our technology across a variety of feedstocks and geographies.
Our novel technology platform is like brewing, but instead of using yeast that eat sugar to make alcohol, our biocatalysts, or microbes, eat waste carbon to produce ethanol, ethanol derivatives, and ethanol co-products. Because our system is biological and can grow in dynamic environments and react in real-time to changing conditions, it is much more tolerant of variability in feedstock composition and supply than systems based on catalytic chemistry and is therefore highly customizable.
Our low carbon ethanol is being produced at commercial scale at three separate locations in China, with production of over 47 million gallons of fuel grade ethanol, resulting in the mitigation of over 240,000 tons of CO2 and keeping the equivalent of an estimated 21 million gallons of oil in the ground since May 2018. Used microorganisms from our commercial facilities are protein-rich and can be sold in China as animal feed.
We are also developing biocatalysts and processes to produce a vast suite of additional products utilizing novel biocatalysts, including acetone and isopropanol (“IPA”) and important industrial solvents used in multiple applications including production of polymers from IPA. Products generated through the application of downstream catalytic chemistry of ethanol include SAF, sustainable diesel, ethylene, polyethylene, polyethylene terephthalate (“PET”), surfactants and glycols. Sustainable diesel can be blended with conventional diesel fuels as “drop in fuel” without any blending wall set by engine technology and offers reduced emissions, improving local air quality. Ethylene is widely used in the chemical industry, mostly for production of polyethylene, a plastic containing polymer chains of ethylene units in various chain lengths. Polyethylene is primarily used to make films and for packaging applications. Ethylene glycol is another product that can be used for production of surfactants, a key ingredient for detergents and liquid soap production. Ethanol can be further converted to monoethylene glycol (“MEG”), an important precursor to PET for use in packaging and textiles applications.
In June 2020, we helped launch LanzaJet, a SAF company, and maintain approximately a 25% ownership stake in the business. LanzaJet has secured funding for a 10 million gallon commercial-scale production facility that we expect will begin producing SAF in the first half of 2023. We developed and scaled the production facility in Soperton, Georgia using our platform technology, which enables the conversion of ethanol to sustainable jet and diesel fuels, in collaboration with the Pacific Northwest National Lab and the U.S. Department of Energy. Using our platform technology, we have converted ethanol from steel mill emissions to SAF and have powered flights by Virgin Atlantic in 2018 and All Nippon Airways in 2019.
For a complete depiction of our organizational structure, please refer to the structure chart below.
We aim to maximize revenue through the selective deployment of both our licensing and co-development models. Our licensing model focuses on generating licensing, royalty, and services fees from our commercialization efforts, while our partners own and operate the gas fermentation plants. This capital- light model enables us to concurrently partner with a significant number of people to build customer- owned gas fermentation facilities in parallel, accelerating the spread of our technology platform. Our licensing model typically generates stable, recurring revenues which we anticipate will compound as more customer plants are built and validated by our pipeline of customers. As a licensor and services provider, we structure our agreements to provide engineering and startup services and key components of the overall equipment package that are based on our proprietary designs and integrations. Once fully operational, recurring revenues are generated from royalties on the offtake, ongoing supply of microbes and media, as well as software, monitoring and analytics support. In certain more limited cases, we will act as co-developer on projects, allowing us to leverage our existing relationships and engineering and project development expertise in a financial sponsor role for select projects where we believe we can participate in the ownership, either directly or by arranging and deploying third-party capital, and operation of the gas fermentation plant. In the select instances where we will participate directly in the project ownership, we expect to be a minority investor in those projects’ capital requirements, accounting for approximately 5% of the total capital. We believe that the co-development model has the potential to allow for the acceleration of the development and integration of new feedstocks and products while also allowing us to capture additional potential value from the individual project’s performance. In each instance of co-development, we intend to license our technology directly to the project, which we expect will enable us to capture the same revenue streams of licensing, royalty, and services fees generated through the licensing model with customer-owned facilities. To maximize revenue from each project, whether via licensing or co-development, we sell supplies and equipment to our projects and customers. Additionally, we provide advisory, research and engineering services to develop new chemicals, use new feedstocks, and advance new fermentation or synthetic biology capabilities.

Our management team has more than 150 years of combined research and development, engineering and scale up, operations, partnering and licensing experience in the energy industry. Our company was co-founded in 2005 by our Chief Scientific Officer, Dr. Sean Simpson, and the late molecular biology expert, Dr. Richard Forster. Dr. Jennifer Holmgren, our Chief Executive Officer since 2010, has over 30 years of experience in the energy sector, including a proven track record in the development and commercialization of renewable jet fuel and chemical technologies. We are led by a diverse management team and board of directors with deep experience in leading energy companies and major financial institutions. We believe the expertise of our leadership team and the strength of our relationships within the industry are critical to our strategy as we continue to deploy our technology and expand our business.
Market Opportunity
Overview
GHG emissions are rampant in major economic areas across the globe. In Asia, the largest emitter of GHGs, approximately 10 billion metric tons of CO2 are emitted per year, with almost 30% of the global territorial fossil fuel CO2 emissions occurring in China alone. In the United States, approximately six billion metric tons of CO2 have been emitted annually for over 30 years. In Europe, nearly five billion metric tons of CO2 are emitted per year. GHGs from human activities are the most significant driver of observed climate change, which is taking on greater importance and urgency throughout the world.
In 2016, the Paris Agreement was signed by a consortium of countries committing to limit the increase of global average temperatures to 2°C or less compared to pre-industrial levels. Such initiatives have placed an increased emphasis on monitoring and mitigating the effects of climate change and generally promoting environmentally friendly behavior. In 2017, the International Energy Agency (“IEA”) estimated that an annual $3.5 trillion in energy-sector investments would be required through 2050 to achieve the 2°C target. In 2019, the European Union released the Green Deal Communication, a package of measures and policies ranging from ambitiously cutting emissions, to investing in cutting-edge research and innovation, to preserving Europe’s natural environment and achieving a carbon neutral economy by 2050. The roadmap includes a comprehensive plan to increase the European Union’s GHG reduction target for 2030 to at least 50% and toward 55% as compared to 1990, compared to the current target of 40%. In the United States, President Biden re-committed to the Paris Agreement, pledging 50-52% GHG reductions by 2030 compared to 2005 levels. In 2021, the U.S. Congress passed the Infrastructure Investment and Jobs Act, which included over $62 billion for the U.S. Department of Energy to use for clean energy technology deployment. In August 2021, President Biden signed the Inflation Reduction Act, which provided about $369 billion for clean energy deployment and climate change mitigation and adaptation.
Alongside potential government mandates for aviation and industrial emitters, regional governments, companies and investors have announced their own emissions and waste reduction targets. According to the RE100 initiative, nearly 350 global companies spanning a broad array of sectors have pledged to transition to 100% renewable electricity by 2050 with an average target date of 2030. Outside of the RE100, many more companies are facing consumer and shareholder pressure to increase their environmental disclosures and join the transition to cleaner energy sources. For example, the members of the International Air Transport Association, which includes nearly 300 airlines responsible for over 80% of the world’s air traffic, have committed to cut their emissions in half by 2050 compared to 2005 levels. In addition, in March 2021, Airlines for America, the industry trade organization representing the leading U.S. airlines, announced the commitment of its member carriers to work to achieve net-zero carbon emissions by 2050. The carriers also committed to work toward a rapid expansion of the production and deployment of commercially viable SAF, specifically to make two billion gallons of SAF available to U.S. aircraft operators in 2030.
We believe that carbon capture and transformation technologies will be used increasingly within industrial sectors of the economy as one of the primary methods to reduce GHG emissions and meet mandates and climate goals. The two options for dealing with captured carbon today are sequestering it in the ground, or carbon capture and sequestration (“CCS”), and recycling it into products, or carbon capture and utilization or transformation (“CCU” or “CCT”).
We believe LanzaTech can provide a profitable pathway to solving an emitter’s carbon problem. For example, today in Europe, a steel mill can pay penalties for their emissions, purchase offsets, or invest in a

CCS facility and reduce their emissions at site under an ETS. In each case, we believe the cost of the emissions, offsets or investment in a CCS facility are less cost effective than building a LanzaTech CCT facility to decrease carbon emissions.
While reducing the carbon intensity of fuels is important, it does not address the carbon contained in physical goods. Sustainability-marketed products grew 7.1 times faster than conventionally marketed products from 2015 to 2019. Further, eco-conscious customers now make up roughly 80% of a consumer market worth over $1.8 trillion. Many companies have already pledged to achieve carbon neutral or net zero carbon targets, with some aiming to achieve that target within the next decade.
Currently, we recycle carbon to produce ethanol that can be used for SAF production, the global addressable market for which is estimated at $180 billion. Our customers also operate our carbon refining technology in the single-cell protein market, estimated at $16 billion in 2019, because our process makes high protein biomass as a byproduct. Ethanol can also be converted to MEG and PET, with markets worth an estimated $28 billion for MEG and $44 billion for PET packaging at the end of 2021. We have a portfolio of existing recycled carbon and soon-to-be commercialized CarbonSmart products that we believe have the potential to penetrate more chemicals markets in the coming years as more commercial facilities begin operations. CarbonSmart is a concept where we see carbon waste transformed into many products that we use in our daily lives. Approximately two tons of CO2 are removed per ton of CarbonSmart product made.
Many of our customers and partners are brand owners who have made strong sustainability commitments and endeavor to connect their customers with low carbon products that do not compete with food production for feedstock, land, or water.
Overview of Ethanol Market
Ethanol can be used directly as fuel but can also serve as a feedstock to produce a broad range of products, including cosmetics and beauty products, hand hygiene products, paint, food additives, tires, children’s toys, plastic products, rubber, clothing and upholstery. The United States is responsible for over half of ethanol production globally and has produced an average of nearly 15 billion gallons of ethanol annually since 2015, while the ethanol output for the rest of the world has increased by over 20% during the same period. Meanwhile, most governments have instituted caps on food-derived ethanol. The focus of most ethanol growth in the future is expected to be waste-based, non-food ethanol.
Overview of Fuel Market
In 2019, global fuel ethanol production reached 30 billion gallons. We believe the demand for renewable fuels and related infrastructure will rise substantially over the next decade driven by strong demand from both consumers and sustainability-focused suppliers. We also believe that the federal regulatory framework in the United States, including the Renewable Fuel standard, will drive production of ethanol for the liquid transportation fuel market. We believe the production of ethanol from recycled carbon, such as from industrial emissions, will also have a market in the European Union through the Renewable Energy Directive and at the state level in the United States with the California Low Carbon Fuel Standard. Other states in the Northeast United States, as well as Canada, have signaled they will institute such policies in the coming years.
Sustainable Aviation Fuel: Mandated global SAF demand is expected to hit 61 billion gallons per year by 2040. The Biden Administration has a goal of replacing all jet fuel with sustainable alternatives by 2050. The global market for aviation fuel is estimated to be nearly $250 billion by 2026. Airlines and aviation sector coalitions, including companies addressing Scope 3 emissions are making corporate commitments to increase SAF use. To reach expected 2030 SAF demand, global SAF capacity must achieve an 87% CAGR.
Overview of Chemicals and Protein Markets
According to the IEA, the chemicals sector is the largest industrial consumer of both oil and gas. Petrochemical feedstock accounts for 12% of global oil demand, a share that is expected to increase because of increasing demand for plastics, fertilizers, and other products. With the growth in demand for petrochemical products, petrochemicals are expected to account for over a third of the growth in oil demand to 2030, and nearly half to 2050, ahead of trucks, aviation, and shipping. Petrochemicals are also poised to consume an additional 56 billion cubic meters of natural gas by 2030. Currently, organic chemicals are predominantly derived from fossil sources such as petroleum. These chemicals are used to produce a wide array of materials. More than 10 million barrels of oil are consumed daily to create these materials, releasing massive quantities of new carbon into the atmosphere in the process.
Protein demand is outpacing supply. Today’s alternatives are dominated by crop-based feedstocks. It is currently estimated that the plant-based protein market will be valued at $162 billion in 2030 and would make up an estimated 7.7% of the global protein market.
Key Competitive Advantages
We believe the following combination of capabilities and strengths distinguishes us from our potential competitors.
Proven, Differentiated, Adaptable Proprietary Technology Platform.   We are a leader in gas fermentation and have developed economically attractive, commercial-scale carbon recycling technology and end products. Our proprietary technology platform allows us to produce different products and chemicals from multiple feedstocks utilizing the same process at the same plant. Our biological system ensures stable performance despite fluctuating gas feedstock compositions, unlike thermocatalytic processes, which require consistent gas feedstock compositions.
New high-value chemical intermediates can be used to make materials such as acrylics, fibers, plastics and synthetic rubber and a wide variety of chemicals including alcohols, acids, esters, and ketones. LanzaTech has demonstrated this with several partners who have used chemical intermediates to make fabrics, packaging, detergent, cleaning agents and fragrances. This process can lock waste carbon into durable goods, creating a circular carbon economy where carbon is refined and re-used instead of emitted as harmful greenhouse gases.
We believe that our technology enables a circular carbon economy, which keeps carbon in the material cycle instead of allowing it to be emitted into the atmosphere as pollution. By locking carbon into chemical building blocks used to make every-day goods, we are reducing the need to extract virgin fossil resources to make the same products. We believe this could have a game changing impact on the chemical industry and its supply chain, shifting the way the industry considers commodity sourcing and supply.
Low Carbon, Enabling Technology.   Our technology is designed for use across the supply chain, from emitters of waste carbon to those who want to develop products from waste carbon. Industrial emitters can implement LanzaTech’s carbon capture solution onto their existing facility and derive revenue from used carbon. As an example, the first commercial facility in China to utilize our technology platform has sold over 37 million gallons of ethanol into the market, displacing fossil gasoline for road transport use, and avoiding the equivalent of over 190,000 tons of CO2 emissions at source. Our technology platform allows emitters to play a role in the circular carbon economy by generating products from waste carbon that would otherwise come from virgin fossil resources and selling these products to end users who want to reduce their environmental impact.
Our platform technology is highly customizable and we believe it will provide flexibility to respond to market demand.   Through the use of synthetic biology, microorganisms can be engineered to produce different chemicals directly from gases using the same process and production hardware. By changing the microorganism in a commercial facility, we have developed the capability to switch the product focus of commercial plants within a matter of days. We believe this will enable production of different product targets in campaigns at the same commercial facility. We believe this capability will enable partners and customers to rapidly respond to fluctuating market conditions and maximize the value of their assets, by producing the highest value product at any given time.
Platform Validated Through Partnerships with Industry Leaders.   We have demonstrated the commercial success of gas fermentation on feedstocks from a broad array of waste streams. Three commercial scale facilities are currently being operated by entities in which the Shougang Joint Venture holds a controlling interest on steel off-gas and ferroalloy off-gas emissions in China and the Sekisui pilot-scale plant in Japan has been producing ethanol from gasified municipal solid waste since 2017. Construction on a next scale 1/10th commercial sized facility with Sekisui was completed in April 2022 and the facility is in the commissioning stage. In addition, a commercial scale facility in Ghent, Belgium is in advanced stages of construction by our partner ArcelorMittal. The facility is expected to begin commissioning in the coming months. Projects using refinery off-gases, industrial and biorefinery CO2, ferroalloy off-gases, gasified biomass, and gasified mixed plastic wastes are under development. We have worked with several partners on the integration of the gasification and gas fermentation processes to convert solid feedstocks to fermentation products, culminating in over 50,000 hours of pilot and demonstration scale operations on live synthesis gas (“syngas”) produced from gasification.
As a result of our ability to deliver a sustainable, economically advantaged solution to produce fuels chemicals and products using waste feedstocks, we have been able to attract key industry partners in our markets such as Mitsui, ArcelorMittal, Suncor, BASF, IndianOil, and Sinopec.
In 2020, the Shougang Joint Venture plant that has been using our technology platform on a commercial scale received Roundtable on Sustainable Biomaterials (“RSB”) certification. RSB certification is awarded to facilities that ensure the sustainability of their products and promote the health of their employee and the welfare of their local communities.
Strong Intellectual Property Position.   As of November 30, 2022, we owned or had licensed rights to 1,253 granted patents and 577 pending patent applications across 141 patent families in the United States, Europe, Asia and additional jurisdictions, in addition to our trade secrets. These issued patents and pending patent applications cover not only the upstream (such as gasification and gas conditioning), gas fermentation, and downstream (such as product separations and catalytic conversions) production systems that we are developing or may pursue in the future, but also certain of the underlying technologies used to develop our systems. Our intellectual property portfolio contains patent families spanning the entire platform, from the feedstock to the gas fermentation to the product recovery.
The following chart summarizes the breadth of our IP portfolio:
Extensive Industry Experience.   We have over 15 years of experience developing, testing, scaling, and optimizing gas fermentation and integrating gas fermentation with upstream and downstream technologies, culminating in the world’s first commercial gas fermentation plant in 2018. Our management team brings over 150 years of combined research and development, engineering and scale up, operations, partnering and licensing experience in the energy industry.

Our Technology Platform
Overview
We have developed, scaled, and deployed an adaptable proprietary technology platform that integrates core gas fermentation with upstream processes, such as gasification and gas conditioning, and downstream processes, such as product separations and catalytic conversions.
Our technology platform is like brewing, but instead of using yeast that eat sugar to make alcohol, our biocatalysts, or microbes, eat waste carbon to make end products. Because our system is biological, and biological systems grow in dynamic environments and react in real time to changing conditions, it is much more tolerant of variability in feedstock composition and supply than systems based on catalytic chemistry and is, therefore, highly customizable.
Our technology platform can use feedstocks containing CO2, H2 and CO, including waste emissions from steel, oil refining, and ferroalloy industries, gasified municipal solid waste (“MSW”), agricultural wastes, and reformed biogas. We have demonstrated this with partners globally and have shown conversion of these input streams at various scales, including at three commercial facilities in China being operated by entities in which the Shougang Joint Venture holds a controlling interest using industrial emissions. Our commercial partners will be able to combine our gas fermentation system with different engineered biocatalysts to produce different products, allowing them to leverage their existing capital investment and to calibrate production to market conditions.
Step 1:   The process begins by receiving off-gas or waste gas streams comprising gases that contain various mixtures of CO, CO2 and H2, such as from steelmaking emissions or gasified waste.
Step 2:   These gases are compressed, conditioned, and transferred into fermentation bioreactors containing LanzaTech’s proprietary biocatalysts (microorganism) and a liquid media.
Step 3:   The biocatalysts ferment the gases and, as part of their natural biology, they produce ethanol and other chemicals as a result of this fermentation. This is a continuous process that can run without shutting down for extended periods.
LanzaTech’s Biocatalyst
Clostridium autoethanogenum is an Acetogen, a chemolithoautotrophic microorganism that uses certain gases for both carbon and energy. Acetogens naturally produce acetate, and a select subset of Acetogens, including C. autoethanogenum, natively synthesize ethanol. Acetogens are ubiquitous in anaerobic environments, such as soil, animal and human guts, sediments, the deep sea, and hot springs. For biotechnological applications, acetogenic clostridia are among the fastest growing acetogens and have been used industrially for more than 100 years.
Our technology platform relies on gas-consuming biocatalysts that use an ancient biological pathway known as the acetyl coenzyme-A biochemical pathway for autotrophic growth (the “Wood-Ljungdahl Pathway”). The Wood-Ljungdahl Pathway is the most energetically efficient carbon fixation pathway and enables our proprietary biocatalyst to transform the carbon and energy in gas streams into valuable products. In addition to being highly energy efficient, the Wood-Ljungdahl Pathway also allows high levels of dynamic flexibility in the composition of the gas streams (and therefore resources) that can be converted into valuable products. The pathway allows the LanzaTech process to use both CO2 and CO as sources of carbon and H2 and CO as sources of energy. The application of this pathway with this biocatalyst enables a significant range of sustainable, high volume, and globally available waste resources for commercial deployment and product manufacture.
Feedstock Diversity for Resilience
The current manufacture of essential goods results in an abundance of waste carbon in the form of polluting gases or solid wastes in the air, landfills, and waterways. The LanzaTech gas fermentation platform can utilize feedstocks ranging from CO to CO2-rich waste streams, including industrial and refinery off-gas, reformed biogas, gasified biomass and MSW, and CO2.

Abundant and Diverse Feedstocks

Steel and ferroalloy off-gas
Refinery off-gas
Industrial and biorefinery CO_2
Gasified municipal solid waste (MSW)
Gasified waste plastic
Gasified agricultural and forestry residues
Direct air capture
Over **1 billion** tons/year of production supported by existing feedstocks

CO can provide both carbon and energy for our proprietary microbes. In contrast, CO2 only provides carbon, which means a source of chemical energy, H2, must be added for a CO2 conversion. In a CO-rich stream, the microbe can make the H2 it needs from water via a biological water gas shift reaction, creating CO waste streams of various compositions ideal for gas fermentation.
Waste carbon feedstocks generally have low cost, global availability with regional abundance, low carbon intensity, and are non-competitive with food production. If the entirety of the potential feedstocks could be accessed, up to 6.5 billion metric tons annually of gas fermentation products, primarily ethanol, could be produced.
Compared to other catalytic conversion processes, LanzaTech’s gas fermentation process is uniquely tolerant to the inherent variability of waste gas composition, enabling a wide diversity of feedstocks and high variety of products. Upstream catalysis technology focuses on identification and removal of fermentation inhibitors before fermentation feedstock gases are introduced into the bioreactors. LanzaTech has developed and optimized its proprietary gas treatment system to remove more than four classes of fermentation inhibitors from the broad spectrum of feedstocks, gasified biomass to steel off-gasses, in a simple process that substantially decreases capital and operating expenses while providing increased flexibility.

Potential Feedstocks
The following feedstocks could be used with our platform technology:
Industrial Emissions
Steel, ferroalloy, or refinery off-gases are point-sourced. CO2-rich off-gases, which are produced by the cement and sugar ethanol industries, can also be used to feed gas fermentation alongside a hydrogen source as explained in subsequent sections.
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Steel:   Energy-intensive manufacturing processes, such as steel production, inevitably result in gaseous emissions, which cannot be stored and which are emitted by the steel maker. As an environmental liability rich in CO, these emissions are an ideal feedstock for our process. We have been working with these readily available, abundant gases since 2008.

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Ferroalloy:   Ferroalloy gases are also rich in CO, making this another ideal emission source. We are developing projects using ferroalloy gases in target regions such as China, Norway and India.

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Refining:   Certain refinery off-gases are ideal feedstocks for our process. A unique feature of processing refinery gases is that most of the carbon in the ethanol produced is derived directly from CO2, rather than from CO. Oil and gas companies also have extensive experience producing and handling liquid fuels, gas processing, engineering, and chemical catalysis.

Solid Wastes and Reformed Landfill Gas
Biomass and agricultural residues offer the largest potential sources of feedstock for gasification. In contrast to other methods of converting biomass feedstocks into fuels, gasification and gas fermentation have the potential to utilize all carbon in the feedstock. This includes carbon contained in the natural polymer lignin, which is typically not accessible in current cellulosic biomass fermentation processes. Gasified non-recyclable MSW, mixed plastic waste, and reformed biogas such as landfill gas (“LFG”) are abundant waste streams that we believe are currently underutilized sources of carbon for conversion into CarbonSmart fuels, chemicals, and materials using our technology platform.
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Biomass:   Biomass, such as agricultural and forestry residues, can be gasified into syngas. Syngas contains CO and H2 and is well suited for our process. While higher in capital costs due to the addition of one or more gasifiers, these projects typically benefit from significant renewable policy incentives, and can be deployed as smaller modular systems.

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MSW and Refuse Derived Fuel (“RDF”):   As with biomass, MSW and RDF can also be gasified into syngas for use in our process, which can accept unsorted waste, ideally with mechanically recyclable items removed. The current alternatives are landfilling or incineration, which are increasingly falling out of favor globally, and so waste management companies are seeking alternative sustainable solutions. These projects benefit from tipping fees, or fees generated by the disposal and processing of waste on a per ton basis, on the waste, and in certain locations, can be deployed as smaller modular systems.

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Reformed LFG:   Only 32% of landfills in the United States collect methane, and the collection efficiency can range from 35% to 90% for modern landfills that do collect. As a result, landfills are responsible for more than 15% of the anthropogenic methane released in the U.S. Many landfills flare the LFG or operate older power generation units that emit large volumes of carcinogens and micro particles. LanzaTech believes it can utilize this gas stream. Capturing this feedstock for CarbonSmart materials has the potential to clean the air and improve human and environmental health surrounding landfills while reducing dependence on fresh fossil resources.

Future Proofing Feedstock Capability
As modern industries transition to more sustainable feedstocks, we believe industrial and refinery waste gases will ultimately transition as well. To enable this transition, LanzaTech is developing the ability to pivot to CO2 from biorefineries and direct air capture (“DAC”) for continued, sustained, low carbon materials and fuels.

CO2 sourced from biorefineries, industrial emissions, and DAC technologies can be coupled with H2 to produce products with extremely high carbon conversion efficiency of over 90% carbon utilization. Since H2 can be produced from renewable power via water electrolysis (“green”) or by steam methane reforming with carbon capture (“blue”), the carbon footprint of the products made will be a fraction of that relative to petroleum refining. As more hydrogen is present in the feedstock, more carbon is captured into the ethanol product. We believe CO2 as a feedstock has the potential to disrupt the fuel and chemical supply chains by substituting CO2 for conventional fossil resources. By developing and integrating these approaches, we believe our technology platform is positioned to take advantage of the expected continued price reductions and capacity increases for renewable electricity, maximizing utilization of CO2 streams.
Integrating bioindustrial CO2 and eventually DAC technologies with LanzaTech’s gas fermentation platform creates an opportunity for renewable fuel production from low-cost CO2 feedstock. Integrating with LanzaJet’s Alcohol to Jet (“ATJ-SPK”) process can produce SAF from each of ethanol derived from CO2 and H2 produced by water electrolysis. DAC CO2 to SAF is estimated to have a 94% emissions reduction when compared to the fossil counterpart at 94 g-CO2e/MJ of ATJ-SPK.
Steel Industry Transition
LanzaTech’s gas fermentation technology can utilize the evolving off-gases from iron and steelmaking processes through the transition from carbon to hydrogen feedstocks. The LanzaTech system can remain in place, utilizing existing assets at iron and steel mills to take advantage of available hydrogen, coupled with carbon from other on-site sources including electric arc furnaces, or further transition to gasification of waste carbon resources (solid waste or biomass) or utilize direct air capture. We believe that our early investments in GHG emission reduction technology positions us to continue to be a leader in carbon recycling in other hard-to-abate sectors.
Technology Platform Development
Throughout our 17-year history, LanzaTech has consistently developed and scaled innovative gas fermentation technology solutions and is now deploying them commercially. Our team has designed and developed equipment necessary to enable the biocatalyst that functions in a 3-liter benchtop reactor to operate equivalently in a 750,000-liter fermentation reactor.
LanzaTech’s gas fermentation process has been demonstrated at four sites with 50,000 hours of operation in the field using steel mill waste gases plus another 50,000 hours of operating in the field integrating gasification, gas treatment and gas fermentation. The success of these 100,000 hours of experience at pilot and demonstration scales led to the May 2018 startup of the first operating commercial gas fermentation facility in the world, at the Jingtang Steel Mill in Caofeidian in Hebei Province, China. A second commercial plant, the Shoulang Jiyuan plant in Ningxia, China, of the same capacity and utilizing ferroalloy off-gas come online in April 2021. The third commercial plant, the Ningxia Binze plant in Ningxia,

China, with an annual capacity of 60,000 tons and utilizing ferroalloy off-gas, came online in September 2022. Together these facilities have produced over 47 million gallons of fuel-grade ethanol and mitigated over 240,000 tons of CO2. There are 14 additional plants being developed worldwide, 12 of which are commercial-scale and two are demo-scale. Six of the 14 plants are in construction and the remaining eight plants are in engineering phases. These additional plants will use a mix of feedstocks including steel off-gas, ferroalloy off-gas, refinery off-gas, gasified biomass, gasified municipal solid waste, CO2 and green H2, and ethanol in instances where the plant will produce sustainable aviation fuel using the ATJ process.
LanzaTech is continuously developing and advancing its technology platform, and in late October 2022, announced that its next-generation bioreactor, currently utilized in a demonstration-scale facility in Alberta, Canada with partner Suncor, is expected to run additional test campaigns for ethanol production on a wide range of waste-based feedstocks. This next generation bioreactor is expected to improve the economic viability of LanzaTech’s integrated biorefinery offering. The demonstration-scale facility has produced ethanol in test runs since July 2022 and converts waste-based feedstocks, including municipal waste and forestry-residues, into ethanol. Additional test campaigns are expected over the next several months along with full construction completion of the facility.
Applications of Our Technology Platform
Overview
Our technology platform enables companies around the world to generate revenue from transformed carbon in waste resources. Across the supply chain, we promote a CarbonSmart circular economy, where both resource providers and end users can choose to be carbon-efficient by recycling or “locking” carbon into new products rather than making them from new fossil resources. Current and proposed applications of our technology platform include ethanol products, which can serve as the chemical building blocks for consumer goods, such as household cleaners and sustainable fuels, including sustainable aviation fuel, as well as protein products, such as animal/fish feed and fertilizer. These applications are discussed further below.
To date we have partnered with several consumer-facing companies to demonstrate the market value of our CarbonSmart products. This includes leveraging our technology to make the chemical intermediates for the production of a new range of cleaning products, packaging for cosmetics, fibers for clothing, and as an input for fragrances. The ethanol used in these first CarbonSmart products originates in China at our commercial facilities, but we expect that over the longer term, the input ethanol will be made in our facilities across the globe.
Ethanol Products
Our customers and partners already have used our technology platform to produce ethanol, ethanol derivatives and ethanol co-products from steel mills, ferroalloy plants, and refineries, as well as gasified biomass and municipal waste.
To date, LanzaTech has produced over 1,000 metric tons of finished CarbonSmart products for consumer brands. Examples of CarbonSmart product launches are as follows:
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Purified ethanol in home cleaning products:   LanzaTech’s purified ethanol from steel mill off gas is utilized in a line of household cleaners.

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Purified ethanol in fine fragrances:   High purity ethanol is one of the major ingredients in fine fragrances. LanzaTech’s high purity ethanol will be used in one of the world’s largest fragrance and beauty company’s fragrance formulations.

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Ethanol as a feedstock for polyethylene production:   LanzaTech ethanol was utilized for conversion to ethylene and then polyethylene, for use in manufacturing the world’s first cosmetic bottle from steel mill emissions.

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Ethanol as a feedstock for surfactant production:   LanzaTech’s partner launched a line of laundry detergents utilizing CarbonSmart ethanol as input for surfactants production.

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Ethanol as a feedstock for polyester production:   LanzaTech ethanol was utilized for conversion to ethylene and then monoethylene glycol (MEG) a building block for PET production. This was used to make yarns and fabric for lululemon and Zara apparel collections.

As of the date of this proxy statement/prospectus, 12 commercial-scale facilities are either under construction or in engineering utilizing our technology, as outlined in the graphic in the section titled “Business — Market Opportunity — Overview.” The first commercial facility to use our technology was the Shougang Joint Venture in 2018, a joint venture between us and Shougang Group and TangMing formed in 2011. This gas fermentation plant was the world’s first commercial facility to convert industrial emissions into sustainable ethanol. This plant has an annual production capacity of approximately 46,000 tons of ethanol.
Sustainable Aviation Fuel Products
Ethanol produced by us can be blended into road transport fuels or can be converted through the LanzaJet™ ATJ process to an ethanol-based ATJ-SPK and to sustainable diesel, both of which can be blended with their fossil equivalents. LanzaJet ATJ-SPK from our ethanol can demonstrate up to 80% GHG reduction compared to fossil alternatives depending on circumstances, including feedstock, geography and methodology. ATJ-SPK is qualified for use at up to a 50% blend level with conventional jet fuel for all commercial flights. This process is poised for commercial deployment. The process has a high potential jet yield of 90%.
Our first ATJ demonstration unit produced approximately 4,000 gallons of jet fuel and 600 gallons of diesel fuel. A portion of this fuel was used to power a commercial passenger 747-jet flight operated by Virgin Atlantic from Orlando, Florida to London, UK in 2018. The fuel was also used for a 2019 Trans-Pacific flight to deliver a new Boeing aircraft to All Nippon Airways in Tokyo from Everett, Washington.
We have designed our technology platform to convert ethanol to SAF, which is of strategic importance to airlines for meeting their commitments to reduce emissions.
LanzaJet
With the goal of accelerating commercialization of the ATJ process, we launched LanzaJet in June 2020 and became shareholders along with Suncor and Mitsui, with British Airways and Shell joining as shareholders in 2021. LanzaJet received financing from the Microsoft Climate Fund in 2022. We currently hold a 25% stake in LanzaJet. Mitsui, Suncor, British Airways and Shell have committed to invest a total of up to $165 million. This initial facility is currently under construction in Soperton, Georgia and will have the capacity to produce 10 million gallons per year of SAF and renewable diesel from sustainable ethanol sources. In December 2022, installation of key equipment for the novel process technology that converts ethanol to drop-in replacement SAF began and construction at the facility is expected to be completed in 2023. Pursuant to the LanzaJet License Agreement, we granted to LanzaJet a perpetual, worldwide, non-transferrable, irrevocable, royalty-free, sublicensable, exclusive license to certain patents related to the conversion of ethanol to fuel. This license is exclusive including as to us. The primary waste biomass to be used for ethanol feedstocks is cellulosic wastes from sugar cane or other agricultural activities in Brazil. Additional, longer-term waste-based biomass-derived feedstocks for SAF include waste starch slurry from conventional fermentation and biogas derived from biomass degradation in landfills.
This plant, located at the LanzaTech Freedom Pines Biorefinery in Soperton, Georgia, is also supported by participation from All Nippon Airways and a US Department of Energy grant of $14 million.
We anticipate deployment of numerous commercial ATJ facilities above the 10 million gallons per year capacity of the LanzaTech Freedom Pines Biorefinery. We are currently working with partners to confirm project locations and solidify the appropriate project structures. Locations for these facilities include Asia, mainland Europe, the United Kingdom, and the United States. We expect these facilities will be funded by LanzaJet shareholders as well as other sources, including government grants and loan guarantees depending on the project structure and partners, location, and other factors.

DRAGON
In September 2021, Project DRAGON (Decarbonising and Reimagining Aviation for the Goal of Net Zero) was formally initiated. This waste-to-SAF project received GBP £3.15 million in grant funding from the UK Secretary of State for Transport (the “UK Authority”) Green Fuels Green Skies program and £1 million from Innovate UK as part of the South Wales Industrial Cluster deployment program. LanzaTech is responsible for front-end engineering design and associated project development activities for the UK Authority to achieve a final investment decision for both the LanzaTech Gas Fermentation unit and the adjacent LanzaJet ATJ unit in Port Talbot, South Wales, United Kingdom. These activities, further supported in December 2022 by a £24.9 million grant from the UK Authority's Advanced Fuels Fund, are underway with a view to achieving a final investment decision in 2024 and full operations in 2026-2027 to produce 100 million liters per year of SAF for two major UK airlines. Overall the project is expected to play a significant role in meeting the UK government’s target of 10% SAF by 2030, as well as resulting in significant carbon emissions reductions compared to fossil kerosene, and to also reduce emissions of particulate matter and sulfur.
FLITE
In December 2020, the Fuel via Low Carbon Integrated Technology from Ethanol, or FLITE, project was formally initiated. This project received EUR 20 million in grant funding from the EU Horizon 2020. LanzaTech is responsible for plant design, construction and operations using LanzaJet’s ATJ technology. Project development has been initiated and we expect the FLITE facility to be fully operational in 2024 and to produce SAF using waste-based ethanol sourced from multiple European producers. In addition, the SAF expected to be produced at the facility is anticipated to result in a significant carbon emission reduction relative to fossil kerosene and to also reduce emissions of particulate matter and sulfur.
LanzaJet’s ATJ technology is leveraging existing low-CI ethanol and is enabling a transition to new sources of waste-based ethanol.
Project LOTUS
In September 2021, SkyNRG Americas in partnership with LanzaTech was awarded $1 million in funding for Project LOTUS (Landfill Off-gas To Ultra-low carbon intensity SAF) to design, build, operate, and maintain a production facility that will convert raw LFG into SAF. The project is expected to leverage green hydrogen and LanzaTech’s gas fermentation technology to convert LFG to ethanol at an operating landfill. The ethanol will be converted to SAF using the LanzaJet ATJ technology developed by LanzaTech and Pacific Northwest National Laboratory. SkyNRG Americas has numerous contractual partners, including Boeing and Alaska Airlines, who are committed to advancing use of the fuel in flight once it is produced through project LOTUS.
We believe Project LOTUS has the potential to provide a new U.S.-produced regional supply chain for producing SAF that meets international ASTM specifications while reducing methane emissions and improving air quality. The SAF is expected to be high quality, low soot forming, and sustainably derived, with the potential to reduce up to 110% of GHG emissions over traditional jet fuels. The $1 million in funding from the Department of Energy, awarded in September 2021, is expected to accelerate the commercial rollout of this SAF production path from LFG by reducing the technical and financial risks for future integrated commercial plants across the United States.
Protein Products
An additional application of our technology platform is the production of protein products. Microbial protein is composed of lysed, spent microbes from LanzaTech commercial facilities. These microbes contain proteins and other valuable nutrients and have performed the task of gas fermentation, have been extracted from the relevant commercial unit and are no longer viable. These materials can be extracted and used in numerous applications, including feed products for livestock and fish, fertilizers for agricultural applications, and protein extract-based products. LanzaTech’s first commercial customer is currently selling residual microbial protein as a component in fish and livestock feed products. Many of these markets are large and diverse, with stakeholders actively seeking sustainable and nutritious inputs. We believe our technology offers improved overall plant economics and environmental performance.
Significant composition testing on LanzaTech microbial protein has already been completed and detailed materials characterizations have been developed. These tests have shown that LanzaTech microbial protein products contain very high protein content, typically exceeding 85 weight percent of the overall material mass. In addition, LanzaTech’s microbial protein product for fertilizer and feed applications contains high concentrations of B vitamins and other minerals. These materials are beneficial in certain end-use applications such as animal feeds.
We believe that animal feed is the most profitable application for microbial protein. Fertilizer and biogas applications currently provide alternatives where feed applications are impractical. The nearest term applications for LanzaTech microbial protein include:
Animal/Fish Feed
Using LanzaTech microbial protein as a key ingredient in fish and animal feed represents a significant opportunity for LanzaTech. Global fishmeal production alone is six to seven million tons annually. Separation and drying of microbial protein for feed applications is similar to that of fertilizers, leading to potentially higher margins for LanzaTech and its customers. Studies have demonstrated that LanzaTech microbial protein is effective as a partial replacement for fish meal and corn gluten meal in Atlantic Salmon at levels up to 15 weight percent in the diet. Nutrient digestibility and safety were demonstrated up to 30 weight percent in feed. Depending on region, regulatory approval may be required prior to marketing. Also, sufficient feed gas treatment is required for feed applications to ensure any detrimental gas contaminants do not enter the food chain.
Fertilizer
The global fertilizer market is roughly $150 billion and consists of approximately 187 million tons of materials sold annually. Fertilizer products draw widely different prices based on their compositions and availability. LanzaTech believes that its microbial protein has strong potential as a fertilizer that is easy to apply and low maintenance. Use as a fertilizer may require regional or local approval.
Biogas
In some markets, including the European Union, it is economically advantageous to anaerobically digest the residual microbial protein to produce biogas. This biogas can be used in a cogen unit to produce power, steam, and hot water for use in the industrial facility. In regions where there are strong government incentives promoting biogas production, this may be a profitable use of residual microbial protein.
Synthetic Biology and Chemical Products
Through our synthetic biology platform we can develop new microbes to produce additional chemical products. Our platform technology enables rapid scale-up of new microbes once they are developed. Beyond ethanol, we have demonstrated the ability to produce ethylene, isopropanol, and acetone directly from gases.

In 2022, LanzaTech demonstrated direct continuous production of ethylene from CO2, creating a new non-fossil fuel pathway to this widely used commodity chemical. With a projected global market value of $170 billion by 2030, ethylene is widely used in the chemical industry, and its worldwide production capacity (estimated over 200 million tons per annum in 2021) is one of the largest of any chemical. Using oil or natural gas as feedstock, petrochemical plants use the cracking process to extract ethylene, which is then transformed into chemical compounds and plastics, which manufacturers use to produce many of the products used every day, including:
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Polyethylene (Plastics) — used to make food packaging, bottles, bags, and other plastics-based goods.

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Ethylene Oxide / Ethylene Glycol — can become polyester for textiles, as well as antifreeze for airplane engines and wings.

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Ethylene Dichloride — this, in turn, can become a vinyl product used in PVC pipes, siding, medical devices, and clothing.

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Styrene — synthetic rubber found in tires, as well as foam insulation.

LanzaTech has previously produced ethylene via the indirect ethanol pathway, taking ethanol produced from carbon emissions and then converting this ethanol to ethylene. This latest development bypasses the conversion step, making the process less energy intensive and more efficient. With this, LanzaTech estimates that the ability to directly produce ethylene from a waste feedstock will offer a lower cost and lower carbon product, which is anticipated to enable greater market penetration than via the indirect ethanol pathway.
LanzaTech is scaling up the process to make these molecules. We have provided high-purity fermentation products (e.g. ethanol) and upgraded products (e.g., PET) to over 20 customers. Because this capability is unique to gas fermenting microbes, we have several collaborations with end users targeting the production of new molecules.
LanzaTech has achieved the direct synthesis of over 50 target products, molecules spanning from two-carbon up to 20+ carbon molecules and varying functional classes. LanzaTech has also demonstrated control over stereospecificity of the molecules, as well as the production of entirely novel compounds that cannot be produced in nature. In addition, LanzaTech has identified over 500 pathways for the production of an extensive spectrum of molecules using our proprietary predictive microbial modelling capability. Computer modelling simulations confirm the feasibility of producing these molecules from gas while providing accurate projections of achievable yields and therefore the economic case for each. Direct production of chemicals that today are produced via the ethanol conversion pathway, will make the process less energy intensive and more efficient. With this, LanzaTech estimates that the ability to directly produce chemicals from a waste feedstock will offer a lower cost and lower carbon product which will enable greater market penetration than via the indirect ethanol pathway.
We believe that our demonstrated ability to genetically modify our proprietary gas-fermenting microbe acetogen Clostridium autoethanogenum, is a competitive differentiator. While in recent years a number of rudimentary tools for gas fermenting organisms have been described in the public domain, these have low efficiency and are not amenable for use in high-throughput workflows. We have developed a complete suite of high-throughput capabilities essential for development of optimized production strains or application of iterative, machine learning-based screening strategies employed by the pharmaceutical or natural product industries. Specifically, we have assembled a fully automated strain fabrication facility capable of designing, engineering and delivering several thousand genetically re-programmed strains per month. This “BioFab” facility leverages the advanced computational biology, characterized libraries of genetic regulators, as well as tools and protocols to enable precise and predictable genetic re-programming of our proprietary gas-fermenting microbe. The combination of the capabilities and technologies that comprise the BioFab were developed in-house and are proprietary to us. Data from iterative cycles of design, construction, and analysis of engineered microbial strains within the BioFab is captured computationally and used to further refine our genetic modelling and strain design programs. Thus, over time these models and programs become increasingly accurate, minimizing the time required to deliver new commercial strains producing valuable chemical products.

We believe we can further expand our product portfolio through the industrial microbiology capabilities we have pioneered and use our technology to produce high-value chemical intermediates used to make materials such as acrylics, fibers, plastics, and synthetic rubber. In the future, once fully developed, we believe these new microbes will have the potential to be dropped into any existing industrial gas fermentation facility to make new products from established transformed carbon feedstocks, in many cases leading to carbon capture and sequestration in durable goods. We believe synthetic biology could enable the production of a wide variety of chemicals including alcohols, acids, esters, and ketones.
Competition
We compete in industries characterized by rapidly advancing technologies and a complex intellectual property landscape. We face competition from many different sources, including companies that enjoy competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, and more experience and expertise.
While we do not believe we have any direct competitors, there are some companies with alignment in feedstock usage, products, synthetic biology, process design or commercial scale. While competing companies may be able to deliver some of these capabilities, we believe that no other company can currently deliver all of them in an integrated way.
These competitors may introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch. Competition may increase further as a result of greater availability of capital for investment and increased interest in our industry as more companies seek to facilitate the development of a carbon circular economy.
Intellectual Property
LanzaTech is a technology company which protects its intellectual property across an entire platform through a combination of trade secrets, confidential information, patents, trademarks, copyrights, nondisclosure agreements, material transfer agreements, employee agreements, and strong intellectual property and confidentiality clauses in collaboration and other agreements. We do not consider any individual patent, patent family or trademark to be material to our overall business.
Patents
As of November 30, 2022, we had owned or in-licensed 1,253 granted patents globally and 577 pending patent applications globally reflecting 141 patent families. We have filed patent applications continuously every year from 2007 to 2022, demonstrating continued innovation and establishing a steady patent estate viewed from a patent term perspective. As earlier filed patents reach their 20-year patent term, later filed patents remain enforceable thus providing a rolling patent estate of enforceable patents. Our patent estate is global in nature with patents or patent applications in over 50 individual countries and several pending applications in the International Patent System established by The Patent Cooperation Treaty.
Trade Secrets and Confidential Information
We have a large body of intellectual property that is maintained, not as patents, but as trade secrets and confidential information. Such intellectual property is protected by appropriate measures to maintain the secrecy and confidentiality of the intellectual property, including for example, contractual measures with confidentially and security obligations, physical security measures and digital security measures.
Trademarks
We maintain trademark rights and registrations in its name and brands in several global jurisdictions. Examples include “LanzaTech” and “CarbonSmart.”
Domains
We have registered a number of domain names for website used in our business. For example, we have registered the domain name for “LanzaTech.com.”

Intellectual Property Overview and Risks
Most of our intellectual property assets were developed and are owned solely by us, a few have been developed via collaboration, some of which are jointly owned with third parties, and a small number have been acquired or licensed from third parties. We expect that we will continue to make additional patent application filings and that we will continue to pursue opportunities to acquire and license additional intellectual property assets, technologies, platforms or products as developments arise or are identified.
Regardless, we cannot be certain that any of the patent filings or other intellectual property rights that we have pursued or obtained will provide the protection we seek. Our future commercial success depends, in part, on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; defend and enforce our patents and other intellectual property; preserve the confidentiality of our trade secrets; and operate without infringing, misappropriating or violating the valid and enforceable patents and other intellectual property rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable patents, trade secrets or other intellectual property rights that cover these activities. With respect to both our owned and licensed intellectual property, we cannot be sure that patents will issue with respect to any of the owned or licensed pending patent applications or with respect to any patent applications that we, our co-owners or our licensors may file in the future, nor can we be sure that any of our owned or licensed patents or any patents that may be issued in the future to us or our licensors will be commercially useful in protecting any products that we ultimately attempt to commercialize, or any method of making or using such products.
Under the “march-in” provisions of the Bayh-Dole Act, the government may have the right under limited circumstances to require us to grant exclusive, partially exclusive or non-exclusive rights to third parties under any intellectual property discovered through the government-funded programs. March-in rights can be triggered if the government determines that we have failed to work sufficiently towards achieving practical application of a technology or if action is necessary to alleviate health or safety needs, to meet requirements for public use specified by federal regulations or to give preference to U.S. industry. Specifically, certain of our granted and pending patents that cover recombinant and other microorganisms, cell-free protein synthesis platforms, protein expression vectors, fermentative production pathways, and microbial and ethanol conversion pathways may be subject to march-in-rights. These patents account for less than one percent of our granted and pending patents.
Key Collaboration Agreements
License Agreement with Battelle Memorial Institute
In September 2018, we entered into a license agreement with Battelle Memorial Institute (“Battelle”), which was subsequently amended in January and April 2020 (as amended, the “Battelle License Agreement”). Under the Battelle License Agreement, Battelle granted to us an exclusive sublicensable commercial license to certain patents related to the conversion of ethanol to fuels (the “Battelle patent rights”).
Under the Battelle License Agreement, we must meet certain development milestones, including producing and selling products and sublicensing the Battelle patent rights to others within certain timeframes. The agreement also requires that any products manufactured using the Battelle patent rights and sold within the United States will be substantially manufactured in the United States. Battelle retains the right to practice or license the Battelle patents to nonprofit institutions for research, development, or demonstration purposes. We licensed our rights and obligations under the Battelle License Agreement exclusively to LanzaJet. As such, we may only exercise these rights through a sublicense from LanzaJet.
In connection with our entry into the Battelle License Agreement, we paid an initial fee of $5,000 and agreed to pay Battelle a royalty of less than one percent of net sales of products involving the Battelle patent rights and a 10% royalty on all sublicense revenues and royalties. As of the date of this proxy statement/prospectus, we have not made any royalty payments under the Battelle License Agreement.
The Battelle License Agreement remains effective until the last of the Battelle patent rights expires, is abandoned or is adjudicated invalid, unless the agreement is earlier terminated. The last of the Battelle patent rights are currently scheduled to expire in approximately October 2035. Battelle may terminate the agreement if we become insolvent or if we fail to meet certain reporting or payment requirements under the agreement. Battelle may also terminate the agreement or convert the license into a non-exclusive license if we fail to reach certain of the abovementioned development milestones within the applicable time periods. We may terminate the Battelle License Agreement upon 60 days’ prior notice to Battelle, and either party may terminate the agreement if the other party breaches the agreement and fails to cure such breach after 60 days’ notice. We agreed to indemnify Battelle against certain third-party claims related to the Battelle patents.
LanzaJet Agreements
LanzaJet Amended and Restated Investment Agreement
On April 1, 2021, we entered into an amended and restated investment agreement with LanzaJet, Mitsui, Suncor, British Airways and Shell. We refer to this agreement as the “LanzaJet Investment Agreement.” The LanzaJet Investment Agreement was entered into in order to facilitate the production of SAF by designing, constructing and operating a demonstration facility located at the LanzaTech Freedom Pines Biorefinery in Soperton, Georgia (the “LanzaJet Freedom Pines Demonstration Facility”), and to determine the feasibility of developing additional potential facilities for commercial scale production of fuel.
Under the LanzaJet Investment Agreement, we received shares of common stock of LanzaJet (“LanzaJet shares”), in exchange for a license to our rights and obligations under the Battelle License Agreement (discussed further below under “— License Agreement with LanzaJet”). Pursuant to the LanzaJet Investment Agreement, Mitsui, Shell, British Airways and Suncor each contributed an initial cash investment in exchange for shares of common stock of LanzaJet.
Each of Mitsui, Shell, British Airways and Suncor agreed to make an additional cash investment following the achievement of certain development milestones relating to the demonstration facility, which payments we refer to as second tranche investments. If made, the second tranche investments would fund the development and operation of commercial facilities by Mitsui, Shell, British Airways and Suncor, respectively. These commercial facilities would sublicense the relevant fuel production technology from LanzaJet. Upon the closing of each of the first three of these second tranche investments and no later than the sublicensing of the relevant facility, LanzaJet is required to issue additional LanzaJet shares to us. We currently hold approximately 25% of the outstanding shares of LanzaJet. Upon the issuance of additional shares to us in connection with the closing of each of the first three potential second tranche investments, we would hold approximately 40%, 50% and 57% of the outstanding shares of LanzaJet, respectively. Unless and until two second tranche investments are made and assuming none of the employee equity incentive pool is issued as shares, LanzaJet undertakes an initial public offering or a sale of LanzaJet occurs under certain circumstances, we would remain a minority shareholder of LanzaJet.
The LanzaJet Investment Agreement may be terminated by the mutual consent of the parties at any time or automatically as to the second tranche obligations of any party if LanzaJet has not called for such party to make a second tranche investment by December 31, 2025. Each party to the LanzaJet Investment Agreement agreed to indemnify the other parties for all claims arising from such party’s breach of the agreement or from fraud, gross negligence, or willful misconduct with regard to the agreement.
License Agreement with LanzaJet
In May 2020, in connection with the LanzaJet Investment Agreement, we entered into the LanzaJet License Agreement. Under the LanzaJet License Agreement, we granted to LanzaJet a perpetual, worldwide, non-transferrable, irrevocable, royalty-free, sublicensable, exclusive license to all of our intellectual property rights under the Battelle License Agreement, as well as other intellectual property owned by us relating to the conversion of ethanol to fuels. LanzaJet assumed all of our obligations under the Battelle License Agreement, including development, reporting, royalty payment and sublicensing obligations. LanzaJet assumed all of our rights under the Battelle License Agreement except for our rights, in certain circumstances, to terminate the agreement, to amend the agreement or to assign our rights thereunder, provided that we may not exercise these rights without LanzaJet’s prior consent.

The license granted by us to LanzaJet is exclusive, including as against us, with the exception of certain development projects we are undertaking in collaboration with the U.S. Department of Energy or pursuant to certain grants from the U.S. Department of Energy, for which LanzaJet granted us a worldwide, non-transferable, non-sublicensable, non-exclusive, royalty-free sublicense to the relevant intellectual property rights. LanzaJet also agreed to grant us a non-exclusive sublicense at most-favored nation pricing to fulfill certain pre-existing SAF obligations if we are unable to fulfill these obligations through other off-take agreements.
The LanzaJet License Agreement has an indefinite term. If LanzaJet fails to perform its obligations under the Battelle License Agreement, we may continue to perform our obligations under such agreement. LanzaJet may terminate the LanzaJet License Agreement immediately upon notice to us if a material portion of the licensed subject matter is determined by a court to be invalid. We may terminate the agreement upon 30 days’ written notice if LanzaJet materially breaches the agreement and fails to cure after receiving notice of the breach. If certain commercial facility development milestones are not met under the LanzaJet Investment Agreement, we may terminate the LanzaJet License Agreement and after such termination, the agreement will survive solely with respect to the LanzaJet Freedom Pines Demonstration Facility. If the agreement is terminated for any other reason, LanzaJet’s license will cease immediately but any sublicenses granted by LanzaJet prior to termination of the agreement will survive, subject to their terms. We and LanzaJet agreed to indemnify the other against certain third-party claims.
LanzaJet Amended and Restated Stockholders’ Agreement
In connection with the LanzaJet Investment Agreement, on April 1, 2021, we entered into an amended and restated stockholders’ agreement with LanzaJet, Shell, Mitsui, British Airways and Suncor (the “LanzaJet Stockholders’ Agreement”). Under the LanzaJet Stockholders’ Agreement, each party is required to hold and vote its shares of LanzaJet stock to ensure that LanzaJet’s board of directors (the “LanzaJet board”) is composed of eight directors: one designee from each of British Airways, Mitsui, Suncor and Shell, two LanzaTech designees (one of which will be the chairperson), LanzaJet’s chief executive officer, and one independent director. Each party must hold a certain number of shares of LanzaJet common stock in order to maintain their respective designated board seats. Pursuant to the agreement, if a party votes to remove its designated director from the LanzaJet board, the other parties must also vote in favor of removal. If a party fails to comply with its obligations under the second tranche investments provided for in the LanzaJet Investment Agreement, the other parties may vote to remove that party’s designee, and such party will forfeit its designated LanzaJet board seat in exchange for the right to designate a non-voting observer to the LanzaJet board.
The agreement also provides that the parties must vote their shares in favor of a proposed change of control transaction and take all reasonable steps necessary to execute the transaction if it meets certain standards and is approved by us, the LanzaJet board, and any investor holding a certain number of LanzaJet shares.
The parties to the LanzaJet Stockholders’ Agreement may not transfer their LanzaJet shares until 2026, except for permitted transfers to affiliates. LanzaJet has a right of first refusal with regard to all transfers of LanzaJet shares to third parties and if LanzaJet declines to exercise this right, the other parties to the agreement are entitled to a pro rata right of first refusal. We and the other parties will also have a pro rata right of first refusal with regard to new LanzaJet shares issued as well as a put right with respect to LanzaJet shares that we and such parties hold upon the occurrence of certain conditions. The LanzaJet Stockholders’ Agreement also provides registration rights in connection with an initial public offering of or other registration of LanzaJet shares.
Each party to the LanzaJet Stockholders’ Agreement agrees to indemnify the other parties for all claims arising from such party’s breach of the agreement or from fraud, gross negligence, or willful misconduct with regard to the agreement. The LanzaJet Stockholders’ Agreement will terminate either with the consent of all of the parties or upon an initial public offering of LanzaJet shares or a specified liquidation event.

LanzaJet Note Purchase Agreement
On November 9, 2022, we and the other LanzaJet shareholders entered into the LanzaJet Note Purchase Agreement, pursuant to which FPF, a wholly owned subsidiary of LanzaJet, will issue, from time to time, notes in an aggregate principal amount of up to $147.0 million (the “LanzaJet Notes”), comprised of approximately $113.5 million aggregate principal amount of 6.00% Senior Secured Notes due December 31, 2043 and $33.5 million aggregate principal amount of 6.00% Subordinated Secured Notes due December 31, 2043. We have committed to purchase $5.5 million of Subordinated Secured Notes in a funding expected to occur on May 1, 2023. The Senior Secured Notes are secured by a security interest over substantially all assets of FPF, and both the Senior Secured Notes and the Subordinated Secured Notes are secured by a security interest over all intellectual property owned or in-licensed by LanzaJet. LanzaJet also provides a guarantee of any costs and expenses required to complete the LanzaJet Freedom Pines Demonstration Facility and achieve commercial operation.
Each purchaser of LanzaJet Notes under the LanzaJet Note Purchase Agreement is also entitled to receive a warrant for the right to purchase 575 shares of common stock of LanzaJet for each $10,000 of LanzaJet Notes purchased by such purchaser (which, in the case of LanzaTech, will be equal to a right to purchase 316,250 shares of common stock of LanzaJet).
Under the LanzaJet Note Purchase Agreement, FPF must provide periodic progress reports and financial information to the noteholders, in addition to providing notice of certain significant events. Additionally, FPF is restricted from undertaking certain transactions or making certain restricted payments while the LanzaJet Notes are outstanding. The LanzaJet Note Purchase Agreement may be amended with the approval of FPF and all noteholders. Upon an event of default under the Note Purchase Agreement, each purchaser may accelerate its own LanzaJet Notes. Enforcement against the collateral securing the LanzaJet Notes requires the approval of certain holders as specified in the LanzaJet Notes. Under the LanzaJet Note Purchase Agreement, FPF has agreed to indemnify the noteholders for certain liabilities.
Mitsui Alliance Agreement
On February 15, 2022, we entered into an amended and restated collaboration agreement with Mitsui which was further amended on March 24, 2022 and October 2, 2022 (as amended, the “Mitsui Alliance Agreement”). Under the Mitsui Alliance Agreement, Mitsui must use commercially reasonable efforts to promote our gasification, waste-to-ethanol and CarbonSmart technology and establish commercial facilities using this technology in Japan. In exchange, we agreed to exclusively promote and designate Mitsui as our preferred provider of investment and off-take services worldwide, as well as our preferred provider of engineering, procurement and construction services in Japan, subject to exceptions for certain of our existing commercial partnerships that allow us to recommend Brookfield as a provider of investment services in specified circumstances, including the Brookfield Framework Agreement. We and Mitsui agreed to share prospective customer information and to structure package offerings of our combined services through either a joint venture or royalty payment structure.
Under the Mitsui Alliance Agreement, we may not recommend any alternative provider of the aforementioned services without the advance written consent of Mitsui. In addition, we agreed to provide Mitsui with the right to first offer its services to any customer who requires or requests these services. We must obtain written consent from Mitsui before soliciting customers or marketing or recommending our waste-to-ethanol technology in Japan.
The Mitsui Alliance Agreement may be terminated by Mitsui without cause with three months’ notice. The agreement may be terminated by us or Mitsui if the other party becomes insolvent or if the agreement is materially breached and the breaching party fails to cure within 30 days after receiving notice of the breach. We and Mitsui have agreed to indemnify each other against certain third-party claims.
Shougang Joint Venture
Articles of Association of Beijing Shougang LanzaTech Technology Co., Ltd
Through our subsidiary LanzaTech Hong Kong Limited, a limited liability company organized in Hong Kong, we hold approximately 9.3% of the outstanding shares of Beijing Shougang LanzaTech

Technology Co., Ltd (the “Shougang Joint Venture”) as a result of our contribution of certain intellectual property rights (see “ — Shougang Joint Venture License Agreement” below). Our rights and responsibilities as a holder of such shares are set forth in the Shougang Joint Venture’s Articles of Association (the “Shougang Joint Venture”), effective in November 2021. Because our shares were issued before an initial public offering of the Shougang Joint Venture, our shares may not be transferred within one year from the date on which the Shougang Joint Venture’s shares are publicly listed. The Shougang Joint Venture has an indefinite duration.
At the general meeting of shareholders of the Shougang Joint Venture, shareholders have the authority to determine the Shougang Joint Venture’s business plan, elect and replace directors, increase or decrease the registered capital of the Shougang Joint Venture, amend the Shougang Joint Venture, dissolve the Shougang Joint Venture, and approve certain transactions, among other functions. As a holder of more than 3% of the shares of the Shougang Joint Venture, we have the right to submit proposals to the Shougang Joint Venture at general meetings.
Except as otherwise provided, and in accordance with accounting provisions of the Shougang Joint Venture, when a distribution of Shougang Joint Venture profits is approved, the Shougang Joint Venture’s after-tax profits are distributed in proportion to the shares held by shareholders. In the event of a liquidation, the Shougang Joint Venture’s property must be distributed in proportion to the shares held by shareholders after liquidation expenses, wages of employees, statutory compensation, owed tax and Shougang Joint Venture debts are paid. If we object to a resolution on merger and division of the Shougang Joint Venture, we can request the Shougang Joint Venture acquire our shares.
Shougang Joint Venture Letter Agreement
On November 3, 2021, LanzaTech Hong Kong Limited entered into a side letter of agreement (the “Shougang Joint Venture Letter Agreement”) with the Shougang Joint Venture and Mitsui. The Shougang Joint Venture Letter Agreement sets forth the parties’ mutual understanding that if the Shougang Joint Venture decides not to pursue an initial public offering of its securities in China or if an initial public offering does not take place by the end of 2024, the Shougang Joint Venture will make commercially reasonable efforts and discuss in good faith with shareholders the possibility of restoring certain provisions from a previous version of the Shougang Joint Venture Articles, including provisions granting shareholders rights to financial records, board composition provisions, and provisions requiring unanimous consent of the board to make certain decisions.
Shougang Joint Venture License Agreement
On September 6, 2021, we entered into an Intellectual Property Rights License Agreement with the Shougang Joint Venture, which was subsequently amended in January 2022 (as amended, the “Shougang Joint Venture License Agreement”). Under the Shougang Joint Venture License Agreement, we granted the Shougang Joint Venture a license to certain of our intellectual property rights, including certain patented fermentation processes, alcohol production processes, novel bacteria and trademarks. The license we granted to the Shougang Joint Venture is a non-transferable (except with our written consent), exclusive, sublicensable commercial license under the licensed subject matter, to utilize gas fermentation technology to produce ethanol and by-products at commercial facilities in China. The Shougang Joint Venture may sublicense its rights to third-party contractors acting on its behalf, subject to certain conditions.
In consideration for the licenses we granted to the Shougang Joint Venture, the Shougang Joint Venture agreed to pay us a royalty on a graduated scale from 10% to 20% of all sublicensing revenues received by the Shougang Joint Venture in connection with the establishment and sublicensing of certain commercial facilities by the Shougang Joint Venture after the first commercial facility. As of the date of this proxy statement/prospectus, we have not received any royalty payments from the Shougang Joint Venture. Because our shareholding ratio in the Shougang Joint Venture has fallen below 10% due to a financing prior to the submission of an application by the Shougang Joint Venture for an initial public offering on a securities exchange in China, we have the right to request an adjustment to the royalty rates payable to us by the Shougang Joint Venture. This right will automatically terminate upon the submission of an application by the Shougang Joint Venture for an initial public offering on a securities exchange in China. If such application is subsequently terminated, our right to request an adjustment to the royalty rates will resume. The Shougang

Joint Venture License Agreement provides that we will solely own all developed technology that results from, is based on, or uses the licensed subject matter in the operation of the Shougang Joint Venture, and all such technology will be subject to the license granted to the Shougang Joint Venture.
The Shougang Joint Venture has a right to cooperate with third parties regarding any commercial license under the licensed subject matter, subject to certain conditions. We agreed not to enter into any agreement with any third party preventing the Shougang Joint Venture’s rights on the licensed subject matter in China. If the Shougang Joint Venture has not entered negotiations or signed an agreement with a third party for commencement of a project within a certain period of time, we will be free to engage with such third party ourselves.
Upon submission of an application by the Shougang Joint Venture for an initial public offering on a securities exchange in China, if we enter liquidation and as a result the Shougang Joint Venture License Agreement is terminated, the Shougang Joint Venture will be granted an option to call for an assignment of patents that are licensed pursuant to the agreement at that time, provided we first receive a written irrevocable, non-exclusive sublicense for the surviving term of such patents. If the Shougang Joint Venture’s application for an initial public offering is revoked or otherwise terminated, this call option will automatically become void. If the Shougang Joint Venture’s right to the licensed subject matter is prohibited or restricted by operation of United States export controls, the Shougang Joint Venture has the right to continue to use the licensed subject matter as provided in the agreement. In such event, so long as the Shougang Joint Venture’s continued use of the licensed subject matter complies with the agreement, we agreed not to initiate patent infringement claims against the Shougang Joint Venture.
The Shougang Joint Venture License Agreement will continue until the earlier of (a) the date the final licensed intellectual property right expires or terminates, (b) the date the last commercial facility is permanently decommissioned and (c) termination of the agreement. The agreement will terminate automatically in the event that the Shougang Joint Venture dissolves or is liquidated, institutes or actively participates in any action, suit or proceeding to invalidate or limit the scope of the licensed subject matter, or breaches certain provisions of the agreement. We may terminate the Shougang Joint Venture License Agreement upon default by the Shougang Joint Venture if the Shougang Joint Venture does not remedy the default within 60 days. We agreed to indemnify the Shougang Joint Venture, its affiliates and their current and former representatives from claims resulting from our material breach of the representations and warranties of the Shougang Joint Venture License Agreement. We have the first right to enforce and defend against infringement of the intellectual property licensed under the Shougang Joint Venture License Agreement and to recover any monetary compensation awarded in any litigation proceedings. If we fail to do so, the Shougang Joint Venture may enforce and defend the licensed intellectual property against infringement.
Letter Agreement with Sinopec
On April 12, 2021, we entered into a letter agreement with Sinopec and the Shougang Joint Venture (the “Sinopec Letter Agreement”). The parties to the Sinopec Letter Agreement agreed that the Shougang Joint Venture has exclusive rights to use our gas fermentation technology in commercial projects in China to produce fuel ethanol using steel mill and ferroalloy off-gas as described in the Shougang Joint Venture License Agreement. The Shougang Joint Venture agreed to notify Sinopec and us if it enters into a term sheet or equivalent preliminary agreement with respect to the use of our gas fermentation technology in commercial projects in China falling outside the scope of the Shougang Joint Venture License Agreement.
Sinopec and the Shougang Joint Venture have the right to cooperate with us on commercial projects outside the scope of the Shougang Joint Venture License Agreement and to provide technical and engineering services.
Grant Agreement with the European Climate, Infrastructure and Environment Executive Agency
Through our subsidiary LanzaTech BV, on October 7, 2020, we entered into a Grant Agreement (the “CINEA Grant Agreement”) with the European Climate, Infrastructure and Environment Executive Agency (formerly the Innovation and Networks Executive Agency of the European Union) (“CINEA”), along with SkyNRG BV (“SkyNRG”), RSB Roundtable on Sustainable Biomaterials Assocation, E4tech (UK) Ltd and Fraunhofer Gesellschaft zur Forderung der Angewandten Forschung E.V. The CINEA Grant

Agreement provides for the award of a grant from CINEA to the parties to the CINEA Grant Agreement to fund the “Fuel via Low Carbon Integrated Technology from Ethanol” program, which we refer to as the FLITE program, to expand the supply of low carbon jet fuel in Europe by designing, building, and demonstrating an innovative ethanol-based Alcohol to Jet (“ATJ”) technology in an ATJ Advanced Production Unit. Pursuant to the CINEA Grant Agreement, LanzaTech is responsible for plant design, construction and operations using ATJ technology. The CINEA Grant Agreement contemplates that FLITE will occur for a period of 48 months ending on November 30, 2024.
The maximum grant amount under the CINEA Grant Agreement is EUR 20,000,000. The grant is applied to 100% of non-profit eligible costs and 70% of for-profit eligible costs. The estimated eligible costs of implementing the FLITE program are approximately EUR 54,500,000.
Pursuant to the CINEA Grant Agreement, we own any intellectual property generated as a result of our participation in the program. If we do not protect, exploit and disseminate such intellectual property rights, to the extent reasonable and possible, CINEA may assume ownership thereof.
The parties must compensate CINEA for any damage it sustains as a result of the parties’ implementation of the FLITE program or because the FLITE program was not implemented in full compliance with the CINEA Grant Agreement.
The participation of a party may be terminated by the coordinator of the CINEA Grant Agreement, designated as SkyNRG, upon request of the concerned party or on behalf of the other parties, subject to certain notice requirements and based upon reasons that must be approved by CINEA. CINEA may independently terminate the CINEA Grant Agreement or the participation of one or more parties in certain enumerated situations, including a party’s change in financial or organization situation likely to affect the program, substantial errors or serious breach of obligations under the agreement, systemic errors or fraud in other similar agreements, and force majeure.
The agreement may be amended by request of any of the parties subject to the procedural guidelines therein. The agreement may be terminated by the parties with cause, or without cause subject to a potential reduction of the grant amount.
Agreements with Sekisui Chemical Co., Ltd.
Memorandum of Understanding with Sekisui
On June 20, 2018 we entered into a Memorandum of Understanding with Sekisui with respect to the business of producing ethanol converted by microbes from syngas generated from municipal solid waste, industrial solid waste, and other waste materials (the “Sekisui MOU”).
Under the Sekisui MOU, we and Sekisui agreed to notify each other of any new projects or opportunities anywhere in the world relating to waste-to-ethanol production, to the extent legally permissible, and to inform relevant third parties of the other party’s intent to participate in such new projects. If Sekisui notifies us of a business project in Japan, we agreed not to grant or license our technology or provide media, microbes, or technical support to the project without Sekisui’s consent. Sekisui will manage developing and establishing appropriate structures related to the waste to ethanol production, collection of license fees, providing main and non-specialized technical support of operations, and media and microbe distribution following our manufacture thereof.
The Sekisui MOU expires on June 20, 2028, at which point we and Sekisui must engage in good faith discussions on whether to extend the term. We also must engage in good faith discussions to determine whether the Sekisui MOU should be terminated or amended if there is a substantial change for either party relating to the performance of or responsibility for waste to ethanol production, including changes in control or ownership of either party.
Sekisui Term Sheet
On February 21, 2020, we entered into a term sheet with Sekisui (the “Sekisui Term Sheet”) in connection with the development of a waste-to-ethanol commercial facility. The Sekisui Term Sheet addresses the provision of engineering services by LanzaTech to the future operator of the commercial facility, and the granting of a license by LanzaTech to Sekisui for certain information, technology and intellectual property necessary to design, operate, and maintain the fermentation processes, microbes, and ethanol by-products of the commercial facility. The Sekisui Term Sheet governs the terms of operation of the first commercial facility and any future facilities contemplated under the Sekisui Memorandum, including with respect to performance targets and guarantees and engineering fees.
Under the Sekisui Term Sheet, we are expected to provide, sell or distribute microbes and trace media for the operation of the commercial facility for a fixed fee, subject to mutually agreed price adjustments for future facilities. For any additional facility that is constructed in accordance with the terms of the Sekisui Memorandum, we would not provide trace media or microbes without Sekisui’s consent.
After a certain date, the fixed fee arrangement is expected to end and we expect to charge our standard price for the microbes and trace media. At that point, Sekisui may choose which type of microbes and trace media it would like to purchase from us, and we must carry stock of the same microbes sold to Sekisui for at least one year from the last delivery.
The entity operating the commercial facility is required to pay to us and Sekisui a license fee consisting of a percentage of gross sales of all products which utilize our licensed subject matter. Our portion of the licensing fee is a single-digit percentage of gross sales of all products which utilize our licensed subject matter. As of the date of this proxy statement/prospectus, we have not received any payments under the Sekisui Term Sheet. The provisions of the Sekisui Term Sheet relating to the license and supply of media and microbes continue in effect as long as the commercial facility is operating. Once in effect, we may terminate the license for uncured material breach, if the licensee becomes insolvent, or if there is a change of control or assignment without our consent.
Grant Agreement between LanzaTech UK Limited and UK Secretary of State for Transport
On December 12, 2022, LanzaTech UK Limited (“LanzaTech UK”), a wholly owned subsidiary of LanzaTech, was awarded a grant from the UK Authority in connection with Project DRAGON. The grant was awarded to fund LanzaTech UK’s front-end engineering design and associated project development activities for the UK Authority to achieve a final investment decision for a proposed facility in Port Talbot, South Wales, United Kingdom. The proposed facility would use LanzaTech’s process technology to convert a variety of waste sources into waste-based low-carbon ethanol. This ethanol would then be converted to SAF and diesel fuel using LanzaJet's ATJ technology.
Pursuant to the grant agreement between LanzaTech UK and the UK Authority (the “DRAGON Grant Agreement”), the UK Authority agreed to provide to LanzaTech UK up to £24,961,000 upon the achievement of certain milestones related to Project DRAGON. In return, LanzaTech UK agreed to provide regular progress reports, audit reports, and documentation of its expenses to the UK Authority. In the event that LanzaTech UK defaults on its obligations under the DRAGON Grant Agreement, the UK Authority may suspend payments under the agreement, reduce the amount of the grant, require LanzaTech UK to repay amounts paid under the grant with interest, or terminate the agreement. All intellectual property rights owned by each of the parties prior to the date of the DRAGON Grant Agreement or developed by either party during the period of the grant will remain the property of such party. However, any intellectual property rights developed in the course of the activities funded by the grant and included in LanzaTech’s periodic progress reports to the UK Authority will belong to the UK Authority.
Either party may terminate the DRAGON Grant Agreement for convenience upon 28 days’ written notice. Upon termination of the DRAGON Grant Agreement, LanzaTech UK must return any unspent funds issued under the grant and promptly prepare a plan to terminate funded activities. If the UK Authority terminates the agreement for convenience, it will be obligated to pay to LanzaTech UK a reasonable amount in respect of any activities completed in furtherance of Project DRAGON at the time of termination, but will not be liable for any expenses related to any transfer or termination of any of LanzaTech UK’s employees engaged in activities related to Project DRAGON. The period for which the grant is awarded expires on March 31, 2025.
LanzaTech UK has agreed to indemnify and hold harmless the UK Authority and its representatives with respect to all actions, claims, charges, demands, losses and/or proceedings arising from or incurred by reason of the actions or omissions of LanzaTech UK in connection with Project DRAGON. To the extent permitted under applicable law, the UK Authority’s liability to LanzaTech UK under the DRAGON Grant Agreement will be limited to its obligation to make payment of grant funds when due and payable.
Agreements with Brookfield
Brookfield Framework Agreement
On October 2, 2022 we entered into a framework agreement with BGTF LT Aggregator LP, an affiliate of Brookfield Asset Management Inc. (“Brookfield” and such agreement, the “Brookfield Framework Agreement”). Under the Brookfield Framework Agreement, we agreed to exclusively offer Brookfield the opportunity to acquire or invest in certain projects to construct commercial production facilities employing CCT technology in the U.S., the European Union, the United Kingdom, Canada or Mexico for which we are solely or jointly responsible for obtaining or providing equity financing, subject to certain exceptions. We agreed to present Brookfield with projects that over the term of the agreement require equity funding of at least $500,000,000 in the aggregate. With respect to projects acquired by Brookfield, we are entitled to a percentage of free cash flow generated by such projects determined in accordance with a hurdle-based return waterfall. Brookfield has no obligation under the Brookfield Framework Agreement to invest in any of the projects. Additionally, we agreed to recommend Brookfield to customers that, in our reasonable judgment, are likely to need third-party funding to develop, construct and own projects subject to the Brookfield Framework Agreement.
Brookfield’s exclusivity will terminate upon the earliest of (a) the aggregate equity funding by Brookfield in projects acquired by Brookfield of at least $500,000,000, along with Brookfield’s written notice that it will no longer maintain access to at least $500,000,000 to fund new projects, (b) Brookfield’s rejection of a specified number of projects that otherwise meet certain criteria over a specified time period, and (c) October 2, 2027, which is the date the Brookfield Framework Agreement is set to terminate.
Brookfield SAFE
On October 2, 2022, concurrently with entry into the Brookfield Framework Agreement, we entered into a Simple Agreement for Future Equity with Brookfield (the “Brookfield SAFE”). Under the Brookfield SAFE, conditional upon us obtaining certain necessary stockholder approvals and waivers, we agreed to issue to Brookfield the right to certain shares of our capital stock, in exchange for the payment of $50,000,000 (the “Initial Purchase Amount”). Following the first of either (a) a transaction with the principal purpose of raising capital, pursuant to which we issue and sell preferred stock at a fixed valuation (an “Equity Financing”), or (b) the completion of an initial public offering, a direct listing, or a de-SPAC transaction (a “Liquidity Event”), Brookfield may, at any time at its option, convert all or a portion of the Initial Purchase Amount less any amount that has already been converted or repaid (the “Purchase Amount”) into shares of LanzaTech capital stock or, in the case of a de-SPAC, shares of common stock of the surviving public company in such de-SPAC transaction (including, in the case of the Business Combination, New LanzaTech Common Stock). Upon the first Equity Financing or Liquidity Event, the Non-Repayable Amount (as defined below) would convert automatically into shares of LanzaTech capital stock or, in the case of a de-SPAC, shares of common stock of the surviving public company in such de-SPAC transaction (including, in the case of the Business Combination, New LanzaTech Common Stock), and thereafter, the Non-Repayable Amount will convert automatically on an as accrued basis. The number of shares into which the Purchase Amount and the Non-Repayable Amount are convertible will be a function of a conversion price determined with reference to the price per share in the relevant Equity Financing or Liquidity Event. In the case of the Business Combination, at the Effective Time, the Purchase Amount will be convertible, and the Non-Repayable Amount would convert, into that number of shares of New LanzaTech Common Stock determined by dividing such amount by the price per share paid by the PIPE Investors ($10.00).
On the fifth anniversary of the Brookfield SAFE, we will repay in cash any remaining unconverted portion of the Initial Purchase Amount (the “Remaining Amount”), plus interest in the high single digits, compounded annually. For each $50,000,000 of aggregate equity funding required for qualifying projects acquired by Brookfield in accordance with the Brookfield Framework Agreement, the Remaining Amount would be reduced by $5,000,000 (such reduction, the “Non-Repayable Amount”). Equity funding for any one or more projects in excess of $50,000,000 in the aggregate will be counted towards the next $50,000,000 of equity funding required for qualifying projects. Brookfield has the option to extend the repayment date to the tenth anniversary of the date of the Brookfield SAFE if no Equity Financing, Liquidity Event or change of control occurs prior to the fifth anniversary of the Brookfield SAFE.
We may be required to repay the Brookfield SAFE prior to the fifth anniversary if upon a conversion event, the requisite stockholder approvals for the issuance of equity into which the SAFE converts are not obtained or if we take certain actions that would cause us to be unable to satisfy our obligations under the Brookfield SAFE, including failure to provide for certain rights to Brookfield in an Equity Financing or taking any action that would reasonably be expected to cause the fair market value of LanzaTech to fall below $200,000,000. LanzaTech, Inc. provided a guarantee for LanzaTech to repay its obligations under the Brookfield SAFE, including any expenses incurred by Brookfield in enforcing or exercising its rights under such guarantee.
Upon a change of control of LanzaTech prior to the first Equity Financing or Liquidity Event, Brookfield would be entitled to receive a portion of the proceeds equal to the greater of the Initial Purchase Amount plus interest in the high single digits, compounded annually, and the consideration payable on the number of shares of LanzaTech common stock equal to the Initial Purchase Amount divided by the lower of the fair market value of the LanzaTech common stock and the price per share based on the equity value as set forth in the Brookfield SAFE. In the case of a liquidation or dissolution of LanzaTech, Brookfield would be entitled to receive a portion of the proceeds equal to the Purchase Amount plus interest in the high single digits, compounded annually, and such right would be on par with unsecured indebtedness of LanzaTech, and rank senior to any outstanding common stock, preferred stock and other SAFEs.
Brookfield will be entitled to certain information rights as set forth in the Brookfield SAFE.
The Brookfield SAFE will automatically terminate following the earliest occurrence of (A) the Initial Purchase Amount having been fully repaid and/or converted, (B) the payment of amounts due to Brookfield in the event of a change of control of LanzaTech, and (C) the payment of amounts due to Brookfield in the event of a liquidation or dissolution of LanzaTech.
Brookfield Cooperation Letter Agreement
On October 2, 2022, in connection with our entry into the Brookfield Framework Agreement, we entered into a letter agreement with Suncor and Brookfield (the “Brookfield Cooperation Letter Agreement”). Under the Brookfield Cooperation Letter Agreement, we agreed to simultaneously notify Suncor upon the submission of any notice to Brookfield that a project is construction-ready under the Brookfield Framework Agreement for any equity investment opportunity in Canada or Colorado. For any of such investment opportunities Brookfield pursues, Brookfield has agreed under the Brookfield Cooperation Letter Agreement to grant Suncor the right to invest up to a certain percentage that lies between 15 – 25% of the required equity capital on economic terms at least as favorable as those granted to Brookfield and any other third-party investors.
Under the Brookfield Cooperation Letter Agreement, Suncor agreed to notify Brookfield of any projects using our technology that Suncor establishes which require equity capital from a third-party. Suncor has also agreed to consider any investment proposal presented to it by Brookfield pursuant to such notification prior to the execution of agreements with other third parties.
Letter Agreement with IndianOil
On December 4, 2017, we entered into a letter of agreement (the “IndianOil Letter Agreement”) with IndianOil. The IndianOil Letter Agreement sets forth a framework for the development of a plant utilizing our technology to produce ethanol from waste gas at IndianOil’s Panipat refinery in Haryana, India, as well as terms for future agreements for the development of additional plants by IndianOil or other third parties. In connection with the IndianOil Letter Agreement, we licensed to IndianOil certain technology used to produce ethanol from waste gas in exchange for royalties in the range of $13 to $14 per metric ton of ethanol, net of any applicable tax, by the first plant. For each additional plant developed by IndianOil, IndianOil has agreed to a royalty between $28 and $31 per metric ton of ethanol for a period of five years or alternatively, a lump sum license fee of $8 million for an ethanol unit with a capacity of 40,000 metric tons per year, or on a proportionate basis predicated on the actual size of the future unit. As of the date of this proxy statement/prospectus, we have not received any royalty or lump sum license fees under the IndianOil Letter Agreement. IndianOil agreed to purchase design and engineering services, proprietary microbes and trace media mix from us to facilitate the construction and operation of the first IndianOil plant. Additionally, we agreed to provide IndianOil with terms for commercial deployment of our waste gas to ethanol process that are at least as favorable as those that we may grant to third parties (other than parties in which we have ownership or co-development projects we may undertake with third parties) in addition to an exclusivity period during which we have agreed to engage IndianOil as our engineering partner for commercial plants developed by third parties using the oil refinery technology we licensed to IndianOil. The IndianOil Letter Agreement terminates on December 4, 2027, unless earlier terminated by mutual agreement.
Suncor License Agreement
On October 6, 2020, we entered into a Master Licensing Agreement with Suncor, which was amended and supplemented on October 2, 2022 by the Brookfield Cooperation Letter Agreement (as amended, the “Suncor License Agreement”). Pursuant to the Suncor License Agreement we granted Suncor a worldwide, non-exclusive, license to certain of our intellectual property related to our gas fermentation technology, which is sub-licensable only to joint ventures affiliated with Suncor and transferable only with our consent.
This license is conditional on Suncor’s fulfillment of certain obligations including the provision of financing, engineering, and other project support services reasonably required for us to accomplish certain developmental and funding targets. Suncor paid us an initial license fee of $5 million Canadian and has agreed to pay us a royalty of up to 10% of net revenue from excess ethanol produced at the first four commercial facilities developed under our joint development plans with Suncor above a certain daily quota and on all ethanol produced at additional facilities developed under our joint development plans with Suncor. Alternatively, Suncor may pay a one-time royalty fee for any licensed facility, which would be calculated based on the potential capacity of such facility. As of the date of this proxy statement/prospectus, we have not received any royalty payments under the Suncor License Agreement.
Pursuant to the Suncor License Agreement, we granted most favored customer pricing to Suncor with regard to our engineering services, supply of equipment and microbes, and royalties from commercial facilities. Additionally, we granted Suncor a right of first refusal with regard to any investment in or off-take from any future commercial gas fermentation plants in Canada and Colorado, other than investment opportunities offered to Brookfield or its affiliates under the Brookfield Framework Agreement which would be subject to the provisions of the Brookfield Framework Agreement described above.
The Suncor License Agreement may be terminated by agreement of both parties if either party becomes insolvent, commits a material breach and fails to remedy such breach within a certain timeframe or if no commercial facilities have been completed under our joint development plans by 2031. We may terminate the agreement if Suncor fails to make required payments under the Suncor License Agreement. Suncor may terminate the agreement for convenience upon 90 days’ notice.
Government Regulation
Environmental Regulation
Our business and the businesses of the customers who license our technology are subject to various international, national, and regional laws and regulations relating to the production of renewable fuels, the protection of the environment and in support of the ethanol industry at large. These laws, their underlying regulatory requirements, and their enforcement, some of which are described below, impact our existing and potential business operations by imposing restrictions on our, our customers’ and our partners’:
•
existing and proposed business operations or the need to install enhanced or additional pollution controls;

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need to obtain and comply with permits and authorizations;

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liability for exceeding applicable permit limits or legal requirements; and

•
specifications related to the ethanol we market and produce.

GHG emissions are subject to environmental laws and regulations in the various jurisdictions in which we and our customers have operations. In the normal course of business, we and our customers and partners may be involved in legal proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act, and similar environmental laws across the globe relating to the designation of certain sites for investigation or remediation with respect to environmental risks.
Some of our and our customers’ operations are within jurisdictions that have or are developing regulatory regimes governing emissions of GHGs, including CO2. These include existing coverage under the European Union Emission Trading System, the California cap and trade scheme, India’s Performance, Achieve and Trade scheme, South Africa’s Trade Exposure and Greenhouse Gas Benchmark Regulations, the Tokyo Cap-and-Trade Program, China’s Emission Trading Scheme and any potential expansions of these policies or related policies. In addition, the EPA requires mandatory reporting of GHG emissions and is regulating GHG emissions for new construction and major modifications to existing facilities.
Increased public concern surrounding the emission of GHGs may result in more international, national, or regional requirements to reduce or mitigate the effects of GHG emissions. While carbon reduction legislation will support the business case for implementing carbon capture technology, we cannot predict the manner or extent to which such legislation may affect our customers and partners and ultimately help or harm our business.
Our business could be affected in the future by additional international, national, and regional regulation, pricing of GHG emissions or other climate change legislation, regulation, or agreements. It is difficult at this time to estimate the likelihood of passage, or predict the potential impact, of any additional legislation, regulations or agreements. Potential consequences of new obligations could include increased technology, transportation, material, and administrative costs and may require us to make additional investments in our operations. As we continue distributing our technology to our target markets, international, national, or regional government entities may seek to impose regulations or competitors may seek to influence regulations through lobbying efforts.
Fuel Ethanol Regulation
There are various governmental programs and policies across the world that affect the supply and demand for ethanol and to which a significant percentage of our customers and partners are sensitive. For instance, in the United States, the federal government mandates the use of a certain amount of renewable fuels under the Renewable Fuel Standard II, or RFS II, and the Environmental Protection Agency has the authority to take measures with respect to RFS II that can have the effect of increasing or decreasing the overall volume of ethanol in the U.S. Currently, LanzaTech-derived ethanol from industrial emissions does not qualify as a Renewable Identification Number generating fuel under the US RFS II program. Furthermore, the recent United States-Mexico-Canada Agreement maintains the duty-free access of U.S. agricultural commodities, including ethanol, into Canada and Mexico and may have the effect of increasing the trading volume of ethanol throughout North America more broadly. Comparable international, U.S. federal and state regulatory and trading policies will affect the supply of ethanol for potential customers and partners within our target markets.
Chemical Regulation
There are important regulatory issues related to approval of chemicals from new pathways and approvals for import and use of genetically modified microorganisms (“GMM”). While specific requirements differ by jurisdiction, there are common elements across countries and regions such as chemical safety in production and end-use; required testing and data; process characterization; and following proper notification procedures. While chemically identical to existing and regulated chemicals, governments often require similar approval processes for new production routes such as those prescribed by the US Toxic Substances Control Act and the EU Registration, Evaluation, Authorisation and Restriction of Chemicals program. Further, the import and use of GMM such as biocatalysts in chemical production is governed by many of these same, as well as additional, laws and regulations. So far, we have received approximately 20 approvals or exemptions for use of our biocatalysts in the USA, China, India, Canada, Austria, Belgium, and Japan. As each jurisdiction has their own unique requirements for approval, our overall strategy for approval has included the use of external experts and consultants to accelerate our approval processes. Chemicals from new pathways is still an emerging area in legislation, where regulations are evolving to align with global best practices.
Our People & Culture
LanzaTech is a woman-led company. The core of who we are is based on a strong foundation of values. All team members are trained on how these fit into our day-to-day operations with our teammates and customers.
As of November 30, 2022, we had over 365 full-time equivalent employees working for LanzaTech in the United States, China, India, the United Kingdom, the European Union and New Zealand. None of our employees has engaged in any labor strikes. We have no collective bargaining agreements with our employees. We consider our relationship with our employees to be positive and have not experienced any major labor disputes.
Facilities
LanzaTech’s global headquarters and R&D center are co-located at the Illinois Science + Technology Park research campus in Skokie, Illinois. The facility houses LanzaTech’s state-of-the-art laboratories dedicated to synthetic biology, product synthesis, and analytics. In addition to its R&D center, the LanzaTech Freedom Pines Biorefinery located in Soperton, Georgia is used for scaling up and production. The site includes multiple >100 L gas fermentation systems emulating commercial designs and supporting laboratory facilities and is also the site of LanzaTech’s scale up of the ATJ process.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LANZATECH
The following discussion and analysis should be read in conjunction with LanzaTech’s financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion and analysis and other parts of this proxy statement/prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. LanzaTech’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus. You should carefully read the “Risk Factors” section of this proxy statement/prospectus to gain an understanding of the important factors that could cause actual results to differ materially from any such forward-looking statements. Please also see “Cautionary Note Regarding Forward-Looking Statements.” In this section, unless otherwise indicated or the context otherwise requires, references in this section to “LanzaTech,” the “Company,” “we,” “us,” “our” and other similar terms refer to LanzaTech NZ, Inc. and its subsidiaries prior to the Business Combination, which will be the business of New LanzaTech and its consolidated subsidiaries after giving effect to the Business Combination.
Overview
We are a nature-based carbon refining company that transforms waste carbon into the chemical building blocks for consumer goods such as sustainable fuels, fabrics, and packaging that people use in their daily lives. Our customers leverage our proven proprietary gas fermentation technology platform to convert certain feedstock, including waste carbon gases, into sustainable fuels and chemicals such as ethanol. We are focused on taking advantage of the many uses of ethanol while capitalizing on the growing preference among major companies for renewable products and environmentally-conscious manufacturing processes.
LanzaTech performs research and development (“R&D”) services related to novel technologies and development of biocatalysts for commercial applications, mainly to produce fuels and chemicals. We primarily employ a licensing business model whereby our customers build, own and operate facilities that use our technology, and in return, we are paid a royalty fee based on the revenue generated by the customer from the use of our technology. We began operations in 2005 and in 2018, we established the world’s first commercial waste gas to ethanol plant in China, followed by a second and a third one in 2021 and 2022, respectively, also in China, with others currently in development in various countries around the world.
We have not achieved operating profitability since our formation. Our net losses after tax were $(55.0) million for the nine months ended September 30, 2022 and $(30.6) million for the nine months ended September 30, 2021. As of September 30, 2022 we had an accumulated deficit of $(434.9) million compared to an accumulated deficit of $(379.9) million as of December 31, 2021. We anticipate that we will continue to incur losses until we sufficiently commercialize our technology.
The Business Combination
On March 8, 2022, LanzaTech entered into the Merger Agreement with AMCI and Merger Sub. Upon the terms and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, including approval of the transaction by the AMCI Stockholders and LanzaTech stockholders, Merger Sub will be merged with and into LanzaTech. Upon consummation of the Business Combination, the separate corporate existence of Merger Sub will cease, and LanzaTech will survive the Business Combination and become a wholly owned subsidiary of AMCI. In addition, in connection with the consummation of the Business Combination, the combined company will be renamed “LanzaTech Global, Inc.” and is referred to herein as “New LanzaTech.”
Accounting Impact of the Business Combination
The Business Combination is anticipated to be accounted for as a reverse recapitalization. LanzaTech will be deemed the accounting predecessor and New LanzaTech will be the successor SEC registrant, meaning that LanzaTech’s financial statements for previous periods will be disclosed in New LanzaTech’s future periodic reports filed with the SEC.

Under this method of accounting, AMCI will be treated as the acquired company for financial statement reporting purposes. For accounting purposes, LanzaTech will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of LanzaTech (i.e., a capital transaction involving the issuance of stock by AMCI for the stock of LanzaTech). Accordingly, the condensed consolidated balance sheets and results of operations of LanzaTech will become the historical financial statements of New LanzaTech, and AMCI’s assets, liabilities and results of operations will be consolidated with LanzaTech’s beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of LanzaTech in future reports. The net assets of LanzaTech will be recognized at carrying value, with no goodwill or other intangible assets recorded.
The most significant change in the successor’s future reported financial position and results is expected to be an estimated $334.7 million net increase in cash and cash equivalents and an estimated $791.7 million net increase in total stockholders’ equity, in each case as compared to LanzaTech’s condensed consolidated balance sheet as of September 30, 2022. This increase in cash and cash equivalents and stockholders’ equity assumes (i) the receipt of $180.0 million in gross proceeds from the Private Placement that will close concurrently with the consummation of the Business Combination and (ii) no redemptions by the AMCI Stockholders in connection with the Business Combination. Total transaction costs are estimated to be approximately $16.9 million. See “Unaudited Pro Forma Condensed Combined Financial Information” for additional information.
Restatement of Previously Issued Consolidated Financial Statements
The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement adjustments made to the previously reported consolidated financial statements as of and for the years ended December 31, 2021 and 2020. For additional information and a detailed discussion of the restatement, see Note 2, “Summary of Significant Accounting Policies — Restatement” in our consolidated financial statements, which are included elsewhere in this proxy statement/prospectus.
Factors Affecting Our Performance
We believe that our performance and future success depend on several factors that present significant opportunities for LanzaTech but also pose risks and challenges.
With respect to LanzaTech’s business, we have identified several potential risk factors, including (i) the history of LanzaTech’s net losses and the fact that LanzaTech anticipates incurring further losses going forward; (ii) LanzaTech’s reliance upon industry partners to effect our growth strategy and to execute our business plan; (iii) LanzaTech owns and anticipates acquiring additional equity interests in several of our customers’ plants and has exposure to the volatility and liquidity risks inherent in holding such equity; (iv) the concentration of LanzaTech’s revenue in a limited number of customers and the fact that our growth will depend on expanding that customer base; (v) rapidly changing technology and extensive competition for technologies addressing decarbonization; (vi) the protection of LanzaTech’s intellectual property; (vii) construction risks, including failure to complete projects on time or in a cost effective manner; (viii) potential requirements for additional financing to fund operations and complete the development and commercialization of new products or new aspects of existing process technologies; (ix) the fluctuating availability and cost of waste based feedstocks used in LanzaTech’s process; (x) volatility in commodity chemicals prices and the associated impact on LanzaTech’s royalty revenue and CarbonSmart revenues and (xi) market conditions and geopolitical factors. For additional information regarding risks facing our business, see “Risk Factors.”
Basis of Presentation
LanzaTech’s condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). See Note 2 to our condensed consolidated financial statements, included elsewhere in this proxy statement/prospectus, for a full description of our basis of presentation.

Key Operational and Business Metrics
In addition to the measures presented in our condensed consolidated financial statements, we review the following key business metrics to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions that will impact the future operational results of LanzaTech. Increases or decreases in our key business metrics may not correspond with increases or decreases in our revenue.
Key Financial Metrics:
The key elements of LanzaTech’s performance for the nine month periods ended September 30, 2022 and September 30, 2021 are summarized in the tables below:
	Nine months ended September 30,		Change
(In thousands, except for percentages)	2022	2021	2022 vs. 2021
GAAP Measures:
Revenue	$25,781	$18,327	$7,454	41%
Net Loss	(54,974)	(30,591)	(24,383)	80%
Key Performance Indicators:
One-Time Revenue	23,273	15,257	8,016	53%
Recurring Revenue(1)	2,508	3,070	(562)	(18)%
Total Revenue	$25,781	$18,327	$7,454	41%
Cost of Revenues (ex. Depreciation)(2)	(19,231)	(9,990)	(9,241)	93%
Selling, general & administrative and other expense	(19,482)	(11,595)	(7,887)	68%
Adjusted EBITDA(3)	$(52,153)	$(30,770)	$(21,383)	69%

(1)
Includes revenue from licensing and sales of microbes and media.

(2)
Consists of costs of revenues from contracts with customers (exclusive of depreciation), cost of revenue from collaboration agreements (exclusive of depreciation) and cost of revenue from related party transactions (exclusive of depreciation).

(3)
Adjusted EBITDA is calculated as net loss, excluding the impact of depreciation, interest income (expense), net, gain on extinguishment of debt, stock-based compensation and change in fair value of warrants liability, and loss/(gain) from equity method investees, net. Adjusted EBITDA is a supplemental measure that is not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Adjusted EBITDA does not represent, and should not be considered, an alternative to net income (loss), as determined in accordance with GAAP. See “Non-GAAP Financial Measures” for additional information and reconciliation of Adjusted EBITDA to net loss, its most directly comparable GAAP measure.

Key Financial Metrics:
The key elements of LanzaTech’s performance for the fiscal years ended December 31, 2021 and December 31, 2020 are summarized in the tables below:

	Year Ended December 31,		Change
	2021	2020	2021 vs. 2020
(In thousands, except for percentages)	as Restated	as Restated	as Restated	as Restated
GAAP Measures:
Revenue	$25,461	$18,353	$7,108	39%
Net Loss	(46,689)	(37,713)	(8,976)	24%
Key Performance Indicators:
One-Time Revenue	21,512	16,016	5,496	34%
Recurring Revenue(1)	3,949	2,337	1,612	69%
Total Revenue	$25,461	$18,353	$7,108	39%
Cost of Revenues (ex. Depreciation)(2)	(15,229)	(11,592)	(3,637)	31%
Selling, general & administrative and other expense	(13,216)	(9,029)	(4,187)	46%
Adjusted EBITDA(3)	$(44,792)	$(34,263)	$(10,529)	31%

(1)
Includes revenue from licensing and sales of microbes and media.

(2)
Consists of cost of revenue from contracts with customers (exclusive of depreciation), cost of revenue from collaboration agreements (exclusive of depreciation), and cost of revenue from related party transactions (exclusive of depreciation).

(3)
Adjusted EBITDA is calculated as net loss, excluding the impact of depreciation, interest income (expense), net, loss/(gain) on extinguishment of debt, stock-based compensation and change in fair value of warrants liability, and gain from equity method investees. Adjusted EBITDA is a supplemental measure that is not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) as determined in accordance with GAAP. See “Non-GAAP Financial Measures” for additional information and reconciliation of Adjusted EBITDA to net income (loss), its most directly comparable GAAP measure.

Adjusted EBITDA, a non-GAAP measure, is an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP or as alternative to cash flows from operating activities as a measure of liquidity. See “Non-GAAP Financial Measures” for additional information and reconciliation of this measure.
Key Non-Financial Metrics:
	As of September 30,		Change
(In thousands of tonnes per annum)	2022	2021	2022 vs. 2021
New Capacity Additions	60	45	15	—%
Cumulative Capacity Additions	150	90	60	67%
LanzaTech’s installed capacity, which includes capacity by equity method investees and customers, is one of the key drivers for the Company’s licensing revenues given that they are usually contracted on a percentage-of-revenue or a dollars-per-tonne basis.
	As of December 31,		Change
(In thousands of tonnes per annum)	2021	2020	2021 vs. 2020
New Capacity Additions	45	—	45	100%
Cumulative Capacity Additions	90	45	45	100%
Components of Operating Results
While we have offerings in multiple market segments and operate in multiple countries, we operate and manage our business as one reportable operating segment. Nearly all of our service offerings are delivered and supported on a global basis. Additionally, most of our service offerings are deployed in a nearly identical way, and we evaluate our financial information and resources and assesses the performance of these resources on a consolidated basis.
Revenues
To date, we have financed our operations primarily through equity financing, joint development R&D agreements, U.S. government R&D contracts, engineering and other services contracts, licensing agreements, and joint venture agreements. We derive all revenues from a single operating segment. Revenues can be viewed as a combination of the following:
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Feasibility studies and engineering services related to basic design of commercial plants utilizing our technologies;

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Licensing of intellectual property when customers deploy our carbon capture and transformation technology;

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Research and development services related to novel technologies and microbial strains; and

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Sale of CarbonSmart ethanol to customers.

Revenue is measured based on the consideration specified in customer contracts and excludes amounts collected on behalf of third parties.
Carbon Capture and Transformation
We provide feasibility studies and basic design and engineering services used for detailed design, procurement, and construction of commercial plants that utilize our technologies, along with the sale of equipment and microbes. The services provided are recognized as a performance obligation satisfied over time. Revenue is recognized using the output method based on milestone completion, the cost-to-cost input method for certain engineering services, or the percentage of completion method when certain revenue recognition requirements are met. Management has determined that the milestone completion and the associated contractual payment amounts are an appropriate measure of progress toward complete satisfaction of the performance obligations under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”).
We license intellectual property to generate recurring revenue when our customers deploy carbon capture and transformation plants. When licenses are considered to be distinct performance obligations, the recognition of revenue is dependent on the terms of the contract, which may include fixed consideration or royalties based on sales or usage, in which case, the revenue is recognized when the subsequent sale or usage occurs or when the performance obligation to which some or all of the sales or usage-based royalty is allocated or has been satisfied, whichever is later.
Research and Development Services
We perform R&D services related to novel technologies and the development of biocatalysts for commercial applications, mainly to produce fuels and chemicals. We engage in two main types of R&D services — joint development agreements, and other contract research, including projects with the U.S. Department of Energy. Such services are recognized as a performance obligation satisfied over time. Revenue is recognized based on milestone completion, when payments are contingent upon the achievement of such milestones, or based on stage of contract or phase completion method when enforceable rights to payment exist. When no milestones or stages are clearly defined, management has determined that the cost incurred, input method, is an appropriate measure of progress toward complete satisfaction of the performance obligations under ASC 606 and estimates its variable consideration under the expected value method. Accordingly, we record a contract liability for these performance obligations based on milestones achieved and the expected repayment of the development costs.
Revenue is not recognized in advance of customer acceptance of a milestone, when such acceptance is contractually required. Payments for R&D services with no contractual payments are not due from customers until a technical report is submitted; therefore, a contract asset is recognized at milestone completion but prior to the submission of a technical report. The contract asset represents our right to consideration for the services performed at milestone completion. Occasionally, customers provide payments in advance of us providing services which creates a contract liability for the Company. The contract liability represents our obligation to provide services to a customer.
Collaboration Arrangements
We have certain partnership agreements that are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”), which provides guidance on the presentation and disclosure of collaborative arrangements. Generally, the classification of the transactions as collaborative arrangements is determined based on the nature of the contractual terms of the arrangement, along with the nature of the operations of the participants. Our collaborative agreements generally include provision of R&D services related to novel technologies and biocatalysts. Amounts received for these services are classified as Revenue from collaborative arrangements in the consolidated statements of operations and comprehensive loss. LanzaTech’s R&D services are a major part of our ongoing operations and therefore ASC 606 was applied to recognize revenue.
Cost of Revenues
Our R&D, engineering, and other direct costs of services are related to revenue agreements with customers, related parties, and collaborative partners, and represent cost of revenue. Costs include both internal and third-party fixed and variable costs and include materials, supplies, labor, and fringe benefits.
Research and Development Expenses
R&D expenses consist of personnel costs and the cost of consultants, materials and supplies associated with R&D projects as well as various laboratory studies. Indirect R&D costs include depreciation and other indirect overhead expenses. We expect our R&D activities to increase substantially as we continue to invest in improving our technology and developing new products.
Selling, General and Administrative Expenses
Selling, general and administrative expenses (“SG&A”) consist primarily of personnel costs, costs of general marketing activities and promotional activities, travel-related expenses, and other indirect overhead costs. We expect that our sales and marketing expenses will increase as we expand our sales and marketing efforts, commercial capability, brand awareness and customer base through targeted marketing initiatives.
Our general and administrative expenses consist primarily of personnel costs for our executive, finance, corporate and other administrative functions, intellectual property and patent costs, facilities and other allocated expenses, other expenses for outside professional services, including legal, human resources, audit and accounting services and insurance costs. We expect our general and administrative expenses to increase as a result of operating as a public company, including additional costs relating to compliance with the rules and regulations of the SEC and stock exchange rules, legal and auditing services, additional insurance, investor relations activities, and other administrative and professional services. We also expect our intellectual property expenses to increase as we expand and increase protection of our intellectual property portfolio.
Other (Expense) Income, Net
Other (expense) income, net relates to miscellaneous other income and expense and foreign currency gains and losses. Interest income consists of income earned from our cash, cash equivalents and short-term investments. We expect our interest income to increase following completion of the Business Combination as we invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing obligations of the U.S. government and its agencies.
Gain from Equity Investees, Net
We hold interests in LanzaJet located in the United States, and the Shougang Joint Venture located in China, which we have determined to be VIEs for which it has been determined we are not the primary beneficiary. Our variable interests primarily relate to entities in which we have a non-controlling equity interest. Although these financial arrangements resulted in holding variable interests in these entities, they did not empower us to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. However, through our holdings in LanzaJet, our representation on the board of directors and participation in the policy-making process, as well as the material intra-entity transactions, we have determined that we can exercise significant influence over the activities of LanzaJet. Our interest in LanzaJet is accounted for under the equity method of accounting, with income (loss) from equity method investees, net recognized in our consolidated statements of operations and comprehensive loss and equity method investments recognized on our consolidated balance sheets. As of September 30, 2022, we no longer have significant influence over the activities of the Shougang Joint Venture and as a result, our investment is accounted for at cost with impairment (if any) recognized in our consolidated statements of operations and comprehensive loss.
The Company currently has a license agreement with the Shougang Joint Venture and a letter agreement with the Shougang Joint Venture and Sinopec. These agreements do not provide LanzaTech with the power to direct the activities that are most significant to the economic performance of these entities, therefore LanzaTech has determined it is not the primary beneficiary and does not currently consolidate any VIEs.
Income Tax Expense (Benefit)
Current and deferred taxes are calculated based on tax rates enacted or substantively enacted at the reporting date and are recognized in profit or loss except when the tax relates to items charged or credited to other comprehensive income, in which case the tax is also recognized in other comprehensive income. Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and unused tax losses are only recognized to the extent that it is probable that future taxable amounts will be available to utilize temporary differences and losses. These losses are subject to shareholder continuity rules, and may be impacted by future fundraising activities.
We maintain a valuation allowance against the full value of our net deferred tax assets because management believes the recoverability of the tax assets is not more likely than not.
Results of Operations — Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021 (Unaudited)
The results of operations presented below should be reviewed in conjunction with our condensed consolidated financial statements and notes included elsewhere in this proxy statement/prospectus. The following table sets forth our condensed consolidated results of operations for the periods indicated:

	Nine months ended September 30,		Change
(In thousands, except for per share amounts)	2022	2021	2022 vs. 2021
	(in thousands)
Total revenue	$25,781	$18,327	$7,454	41%
Cost of revenues	(19,231)	(9,990)	(9,241)	93%
Gross Profit	$6,550	$8,337	$(1,787)	(21)%
Operating expenses:
Research and development expense	$(39,858)	$(29,223)	$(10,635)	36%
Depreciation expense	(3,433)	(2,763)	(670)	24%
Selling, general and administrative expense	(19,482)	(11,595)	(7,887)	68%
Total operating expenses	$(62,773)	$(43,581)	$(19,192)	44%
Loss from operations	(56,223)	(35,244)	(20,979)	60%
Total other (expense) income, net	(1,097)	2,282	(3,379)	(148)%
Loss before income taxes	$(57,320)	$(32,962)	$(24,358)	74%
Income tax expense	—	—	—	—%
Gain from equity method investees, net	2,346	2,371	(25)	(1)%
Net loss	$(54,974)	$(30,591)	$(24,383)	80%
Other comprehensive loss:
Foreign currency translation adjustments	(767)	(29)	(738)	2,545%
Comprehensive loss	$(55,741)	$(30,620)	$(25,121)	82%
Net loss per common share – basic and diluted	$(39.79)	$(30.19)
Weighted-average number of common shares outstanding – basic and diluted	2,108,472	1,909,635
Revenue
Total revenue increased $7.5 million, or 41%, in the first nine months of 2022 compared to the same period in 2021. Engineering and other services increased revenues by $7.9 million, consisting of an increase of $1.2 million from projects with new customers and a $6.7 million increase from contracts with existing customers. Revenue from the sale of CarbonSmart ethanol generated an increase in revenues of $3.4 million, revenue from other contract research increased revenues by $2.7 million and revenue from licensing increased revenues by $0.1 million. This increase in revenue was partially offset by a decrease of $(6.6) million in revenue from joint development agreements as a result of the completion and near-completion of certain joint development projects.
Cost of Revenues
Cost of revenue increased $9.2 million, or 93%, in the first nine months of 2022 compared to the same period in 2021. Cost of revenue from engineering and other services increased by $8.0 million mainly due to an increase in the number of customer projects and a shift in sales mix with certain projects generating higher cost of revenue. Additional changes in cost of revenue resulted from increases in CarbonSmart ethanol sales which generated $2.9 million in cost of revenue and increases in cost of revenue of $1.7 million from other contract research. These increases were partially offset by decreases of $(3.4) million of cost of revenue from joint development agreements.
Research and Development
R&D expense increased $10.6 million, or 36%, in the first nine months of 2022 compared to the same period in 2021. This was due to an increase of $5.1 million in headcount and related costs to accelerate growth, a $2.3 million increase in general R&D spend, and an increase of $3.2 million in external R&D services to expand R&D capabilities.
Selling, General and Administrative Expense
SG&A expense increased $7.9 million, or 68%, in the first nine months of 2022 as compared to the same period in 2021. The increase was primarily related to a $4.6 million increase in personnel costs as the Company scaled up non-R&D-related functions, and a $3.3 million increase in external consulting fees related to the proposed Business Combination. See Note 1 to our condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for more information regarding the proposed Business Combination.
Gain from Equity Method Investees, Net
In the first nine months of 2022, gain from equity method investees, net remained relatively consistent with the same period in 2021, primarily due to net loss attributable to the Company of $1.1 million for each of the nine month periods ended September 30, 2022 and September 30, 2021, offset by gain from the dilution of our equity method interests of $3.4 million for the nine months ended September 30, 2022, and $3.5 million for the nine months ended September 30, 2021.
Results of Operations — Year ended December 31, 2021 Compared to Year Ended December 31, 2020
	Year ended December 31,		Change
	2021	2020	2021 vs. 2020
(In thousands, except for per share amounts)	as Restated	as Restated	as Restated	as Restated
Total Revenue	$25,461	$18,353	$7,108	39%
Cost of revenues	(15,229)	(11,592)	(3,637)	31%
Gross Profit	$10,232	$6,761	$3,471	51%
Operating expenses:
Research and development	$(44,229)	$(34,454)	$(9,775)	28%
Depreciation Expense	(3,806)	(2,979)	(827)	28%
Selling, general and administrative expense	(13,216)	(9,029)	(4,187)	46%
Total operating expenses	$(61,251)	$(46,462)	$(14,789)	32%
Loss from operations	(51,019)	(39,701)	(11,318)	29%
Total other income (expense), net	2,385	(179)	2,564	(1432)%
Loss before income taxes	$(48,634)	$(39,880)	$(8,754)	22%
Income tax benefit	—	—	—	—%
Gain from equity method investees, net	1,945	2,167	(222)	(10)%
Net loss	$(46,689)	$(37,713)	$(8,976)	24%
Other comprehensive loss:
Foreign currency translation adjustments	95	625	(530)	(85)%
Comprehensive loss	$(46,594)	$(37,088)	$(9,506)	26%
Net loss per share – basic and diluted	$(42.59)	$(42.34)
Weighted-average number of common shares outstanding – basic and diluted	1,959,165	1,629,821
Revenue
Total revenue increased $7.1 million, or 39%, in the year ended December 31, 2021 compared to the year ended December 31, 2020. During the year ended December 31, 2021, the net impact of joint development agreements increased revenues by $4.8 million due to $1.5 million in collaborative arrangements from new customers and $3.3 million in continued collaborations with existing customers. Other contract research increased by $0.2 million. Engineering and other services increased revenues by $1.1 million, primarily due to an increase in the number of customers and revenue-generating projects net of a decrease of $(1.9) million due to a reduction in the volume of services provided to LanzaJet. Revenue from licensing from related parties increased by $1.0 million for the year ended December 31, 2021.
Cost of Revenues
Cost of revenue increased $3.6 million, or 31%, in the year ended December 31, 2021, compared to December 31, 2020. This increase is in line with the increase in revenues: cost of revenue from engineering and other services increased by $1.6 million mainly due to an increase in the number of customers, net of a decrease of $(1.9) million in cost of revenue for engineering services with a related party. Cost of revenue from joint development agreements increased by $2.0 million due to continuing collaboration with existing customers.
Research and Development
R&D expense increased $9.8 million, or 28%, in the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in R&D expense, in the year ended December 31, 2021 was due to an increase of $5.9 million in personnel and related costs to accelerate growth, a $1.8 million increase in general R&D spend from 2020 when COVID-19 lockdowns halted R&D, an increase of $1.4 million in external R&D services, and an increase of $0.7 million to expand R&D capabilities.
Selling, General and Administrative Expense
SG&A expense increased $4.2 million, or 46%, in the year ended December 31, 2021, compared to the year ended December 31, 2020. The increase in SG&A expense was primarily related to a $1.8 million increase in personnel costs as the Company scaled up non-R&D-related functions and a $1.2 million increase in external consulting fees related to the proposed Business Combination. See Note 20 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for more information regarding the proposed Business Combination. The remaining increase of $1.2 million in SG&A expense is related to various other non-R&D services.
Other Income (Expense), Net
The following table shows our other income (expense), net for the years ended December 31, 2021, and 2020, and related period-over-period changes:
	Year ended December 31,		Change
(In thousands, except for percentages)	2021	2020	2021 vs. 2020
Interest expense, net	$(7)	$(351)	$344	(98)%
Gain on extinguishment of debt	3,065	—	3,065	100%
Other (expense) income, net	(673)	172	(845)	(491)%
Total other income (expense), net	$2,385	$(179)	$2,564	(1432)%
Other income (expense), net increased $2.6 million, or (1,432)%, in the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase is primarily due to the forgiveness of $3.1 million in principal outstanding under the PPP Loan (as defined below) and a decrease in interest expense of $0.3 million, partially offset by a $(0.7) million fluctuation, year-over-year, in the change in fair value of the warrant liability and a $(0.1) million increase in foreign exchange losses.
Gain from Equity Method Investees, Net
In 2021 compared to 2020, gain from equity method investees, net decreased $(0.2) million, or (10)%, primarily due to lower gain from the dilution of our equity method interests recognized in the year ended

December 31, 2021, as compared to the year ended December 31, 2020, partially offset by lower losses incurred by the two equity method investees during 2021, as compared to 2020, as they continued to scale up operations.
Liquidity and Capital Resources
Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand, demand deposits at banks, and other short-term, highly liquid investments with original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The following table shows the balances of our cash, cash equivalents and restricted cash as of September 30, 2022 and September 30, 2021:
	September 30,		Change
(In thousands, except for percentages)	2022	2021	2022 vs. 2021
Total cash, cash equivalents, and restricted cash	$51,034	$115,700	$(64,666)	(56)%
As of September 30, 2022 as compared to September 30, 2021, the Company’s cash, cash equivalents, and restricted cash decreased $(64.7) million, or (56)%, primarily due to increased cash used to fund working capital and an increase in the net loss adjusted for non-cash charges, partially offset by the proceeds from the issuance of a $30.0 million SAFE and warrant instruments in December 2021.
The following table shows balances of our cash and cash equivalents as of December 31, 2021, and 2020:
	December 31,		Change
(In thousands, except for percentages)	2021	2020	2021 vs. 2020
Total cash, cash equivalents, and restricted cash	$128,732	$60,909	$67,823	111%
As of December 31, 2021 as compared to December 30, 2020, the Company’s cash, cash equivalents, and restricted cash increased $67.8 million, or 111%, primarily due to the proceeds from the issuance of equity instruments of the Company and the proceeds from the issuance of the SAFE and warrant instruments, partially offset by the cash used to fund operations.
Sources and Uses of Capital
Since inception, we have financed our operations primarily through equity financing, joint development R&D agreements, U.S. government R&D contracts, engineering and other services contracts, licensing agreements, and joint venture agreements.
Our ability to successfully develop products and expand our business depends on many factors, including our ability to meet working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations. We manage our capital to ensure that LanzaTech can continue as a going concern while maximizing the return to stakeholders through the optimization of debt and equity balances. Our overall capital risk strategy remains unchanged from prior years. Following completion of the Business Combination, the Company may change its capital risk strategy related to use of capital proceeds from the Business Combination to increase its product offerings or for business growth purposes.
As of September 30, 2022, our capital structure consists of equity (comprising issued capital, reserves and accumulated deficit). We are not subject to any externally imposed capital requirements.
LanzaTech has six outstanding series of redeemable preferred stock. LanzaTech preferred shares are convertible at the holder’s option into shares of LanzaTech common stock, on a share-for-share basis, using a conversion rate determined by dividing the original issue price by the conversion price. Each LanzaTech preferred share will be automatically converted into a common share of LanzaTech upon either (i) the determination of the holders of certain requisite LanzaTech preferred shares (which determination will be submitted for approval by such stockholders in connection with the Business Combination) or (ii) a firmly underwritten initial public offering of LanzaTech’s shares that satisfies certain requirements (but not, for the avoidance of doubt, upon a business combination with a special purpose acquisition company, such as the Business Combination, unless such conversion is otherwise effected pursuant to clause (i) above). In April 2021, we issued 3,634,210 Series F preferred shares for gross proceeds of $83.1 million ($22.86 per share).
On October 2, 2022, LanzaTech entered in the Brookfield SAFE with Brookfield and received a cash payment of $50,000,000 as the Initial Purchase Amount. In exchange, the Company granted to Brookfield the right to certain shares of the Company’s capital stock upon a Liquidity Event. If no Liquidity Event occurs beforehand, on the fifth anniversary of the Brookfield SAFE, LanzaTech will repay in cash any remaining unconverted portion of the Initial Purchase Amount less any Non-Repayable Amount, plus interest in the high single digits, compounded annually. Brookfield has the option to extend the repayment date to the tenth anniversary of the date of the Brookfield SAFE if certain events do not occur.
Regarding indebtedness, LanzaTech does not have any outstanding debt on its condensed consolidated balance sheet as of September 30, 2022. During fiscal year 2021, the Company repaid the outstanding amount of $(0.6) million of its loan facility with Venture Lending and Leasing VII Inc. and Venture Lending and Leasing VIII, Inc. Additionally, the Company’s $3.1 million Paycheck Protection Program loan (the “PPP Loan”) outstanding as of December 31, 2020 was fully forgiven by the Small Business Administration in September 2021. Consequently, LanzaTech recognized a gain on debt extinguishment of $(3.1) million related to the PPP Loan, in other income in the statement of operations and comprehensive loss for the year ended December 31, 2021.
On November 9, 2022, the Company committed to purchase $5.5 million of Subordinated Secured Notes in a funding for LanzaJet’s subsidiary, FPF, expected to occur on May 1, 2023. The Subordinated Secured Notes are secured by a security interest over the intellectual property owned or in-licensed by LanzaJet. LanzaJet also provides a guarantee of any costs and expenses required to complete the initial facility and achieve commercial operation.
In the normal course of our business, we also enter into purchase commitments or other transactions in which we make representations and warranties that relate to the performance of our goods and services. We do not expect material losses related to these transactions.
We believe our existing cash and cash equivalents will be sufficient to fund our operations for at least the next 12 months from the date of this proxy statement/prospectus. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. In addition, we may elect to raise funds within this period of time through equity or debt financing arrangements or collaborations. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors” elsewhere in this proxy statement/prospectus.
We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all. If we raise additional funds by issuing equity and/or convertible debt securities, dilution to our existing stockholders will result. If we raise additional financing and incur indebtedness, we would be subject to increased fixed payment obligations and could also be subject to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain additional funds, we will have to reduce our operating costs, which will cause a delay or reduction in our technology development and commercialization programs.
Cash Flows
For the Nine Months Ended September 30, 2022 and 2021
The following table provides a summary of our cash flow for the nine months ended September 30, 2022 and September 30, 2021:

	Nine months ended September 30,		Change
(In thousands, except for percentages)	2022	2021	2022 vs. 2021
Net cash provided by (used in):
Operating activities	$(71,336)	$(26,718)	$(44,618)	167%
Investing activities	(6,530)	(4,201)	(2,329)	55%
Financing activities	23	85,959	(85,936)	(100)%
Effects of currency translation	145	(249)	394	(158)%
Net (decrease) increase in cash, cash equivalents, and restricted cash	$(77,698)	$54,791
Cash Flows Used in Operating Activities
For the nine months ended September 30, 2022, net cash used in operating activities was $(71.3) million. This was primarily driven by a net loss of $(55.0) million, adjusted for share-based compensation expense of $2.1 million, depreciation of property, plant and equipment of $3.4 million, and non-cash lease expense of $1.3 million. Additional contributions of the net cash usage are related to the decrease in net cash provided by operating assets and liabilities of $(20.2) million, the non-cash gain from equity method investees, net of $(2.3) million, the gain on change in fair value of warrant liabilities of $(0.3) million, the non-cash recognition of licensing revenue of $(1.6) million and non-cash foreign currency exchange losses of $1.3 million.
For the nine months ended September 30, 2021, net cash used in operating activities was $(26.7) million. This was primarily driven by a net loss of $(30.6) million, adjusted for net cash provided by operating assets and liabilities of $4.3 million, share-based compensation expense of $1.8 million, depreciation of property, plant and equipment of $2.8 million, loss on change in fair value of warrant liabilities of $0.7 million, and non-cash lease expense of $1.2 million. This was partially offset by non-cash recognition of licensing revenue of $(1.5) million, the forgiveness of the Company’s $(3.1) million aggregate principal amount PPP Loan, and the gain from equity method investees, net of $(2.4) million.
Cash Flows Used in Investing Activities
For the nine months ended September 30, 2022, net cash used in investing activities was $(6.5) million, driven by the purchase of property, plant and equipment of $(6.5) million.
For the nine months ended September 30, 2021, net cash used in investing activities was $(4.2) million, driven by the purchase of property, plant and equipment of $(4.2) million.
Cash Flows from Financing Activities
For the nine months ended September 30, 2022, net cash provided by financing activities was not significant.
For the nine months ended September 30, 2021, net cash provided by financing activities was $86.0 million. This was driven by $83.1 million in proceeds from the issuance of equity instruments of the Company, proceeds of $0.7 million from the exercise of options to acquire shares of common stock of the Company, and the proceeds from the exercise of warrants of $3.2 million. This was partially offset by the repayment of borrowings of $(0.6) million and the repurchase of equity instruments of the Company of $(0.4) million.

For the Years Ended December 31, 2021 and 2020
The following table provides a summary of our cash flow for the years ended December 31, 2021, and 2020:
	Year Ended December 31,		Change
	2021	2020	2021 vs. 2020
(In thousands, except for percentages)	as Restated	as Restated	as Restated	as Restated
Net cash provided by (used in):
Operating activities	$(42,591)	$(39,271)	$(3,320)	8%
Investing activities	(5,747)	(6,593)	846	(13)%
Financing activities	116,015	44,727	71,288	159%
Effects of currency translation	146	(71)	217	(306)%
Net increase (decrease) in cash, cash equivalents, and restricted cash	$67,823	$(1,208)
Cash Flows Used in Operating Activities
For the year ended December 31, 2021, net cash used in operating activities was $(42.6) million. This was primarily driven by a net loss of $(46.7) million, adjusted for stock-based compensation expense of $2.5 million, loss on change in fair value of warrant liabilities of $0.6 million, depreciation of property, plant and equipment of $3.8 million, non-cash lease expense of $1.7 million, a change in operating assets and liabilities of $2.5 million, and a net foreign exchange gain of $0.1 million. This was partially offset by non-cash recognition of licensing revenue of $(2.0) million, the forgiveness of the Company’s $(3.1) million aggregate principal amount PPP Loan, and the gain from equity method investees, net of $(1.9) million.
For the year ended December 31, 2020, net cash used in operating activities was $(39.3) million. This was primarily driven by a net loss of $(37.7) million, as well as stock-based compensation expense of $2.4 million, a change to the provision for bad debt of $0.9 million, depreciation of property, plant and equipment of $3.0 million, and non-cash lease expense of $1.6 million. This was partially offset by non-cash recognition of licensing revenue of $(1.0) million, gain on change in fair value of warrant liabilities of $(0.1) million, net cash used by operating assets and liabilities of $(6.1) million, and the gain from equity method investees, net of $(2.2) million.
Cash Flows Used in Investing Activities
For the year ended December 31, 2021, net cash used in investing activities was $(5.7) million, driven by the purchase of property, plant and equipment.
For the year ended December 31, 2020, net cash used in investing activities was $(6.6) million, primarily driven by the purchase of property, plant and equipment of $(7.1) million, partially offset by the $0.5 million in proceeds from the disposal of investment property.
Cash Flows from Financing Activities
For the year ended December 31, 2021, net cash provided by financing activities was $116.0 million. This was primarily driven by the proceeds from the issue of equity instruments of the Company of $83.1 million, proceeds of $0.7 million from the exercise of options to acquire shares of common stock of the Company, the proceeds from the issue of SAFE and warrant instruments of $30.0 million, and the proceeds from the exercise of a warrant of $3.2 million. This was partially offset by the repayment of borrowings of $(0.6) million and the repurchase of equity instruments of the Company of $(0.4) million.
For the year ended December 31, 2020, net cash provided by financing activities was $44.7 million. This was primarily driven by the proceeds from the issue of equity instruments of the Company of $46.6 million and the proceeds from borrowings of $3.1 million. This was partially offset by the repayment of borrowings of $(4.9) million.

Off-Balance Sheet Arrangements
As of September 30, 2022 and December 31, 2021, we did not engage in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.
Critical Accounting Policies and Significant Management Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements included elsewhere in this proxy statement/prospectus that have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. We consider an accounting estimate to be critical to the consolidated financial statements if the estimate is complex in nature or requires a high degree of judgment and actual results may differ from these estimates with any such differences being potentially material. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements, we believe that the accounting policies discussed below are critical to understanding our historical and future performance:
Revenue Recognition
We recognize revenue from our contracts with customers in accordance with ASC 606. The Company also has certain partnership agreements that are within the scope of ASC 808. We primarily earn revenue from services related to feasibility studies and basic engineering design of commercial plants, joint development, and contract R&D activities to develop novel biocatalysts and related technologies. When accounting for these arrangements, we must develop assumptions that require judgment such as determining the performance obligations in the contract, determining the transaction price for the contract and stand-alone selling price for each performance obligation identified, and measuring progress towards satisfaction of the performance obligations.
The determination of whether goods and services qualify as distinct performance obligations is based on the contract terms and our view of the business. Typically, our goods and services provided under a contract with a customer are viewed as a single performance obligation. Most of our arrangements provide fixed consideration, however, when there are variable consideration elements, we estimate the transaction price and whether revenue should be constrained. Significant estimates and judgments are also used when a material right is provided to the customer. In these instances, management estimates the stand-alone selling price and apportions the total transaction price to this material right.
Most performance obligations on our non-governmental arrangements are recognized over time. We typically use the output method to measure the satisfaction of such performance based on milestone completion or percentage completion when certain revenue recognition requirements are met. We exercise judgment when determining the percentage of completion against the total transaction price initially estimated. For arrangements with government agencies, we measure the satisfaction of performance obligations over time using the input method which requires judgment when selecting the most indicative measure of such performance.
Stock-Based Compensation
We measure stock-based awards granted to employees and directors based on their fair value on the date of grant. We have elected not to estimate forfeitures which means compensation expenses may be reversed in the period in which the forfeiture occurs.
We mostly apply judgment for stock-based awards with performance conditions, because compensation expense is recognized only when it is probable the performance conditions will be met (i.e. occurrence of a liquidity event). Management determined that the occurrence of the liquidity event is probable when the event is consummated, as such, no compensation expenses have been recognized.

We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model, which requires the use of highly subjective assumptions including:
•
Expected Term — We have opted to use the “simplified method” for estimating the expected term of plain-vanilla options, whereby the expected term equals the arithmetic average of the vesting term and LanzaTech’s contractual term of the option (generally 10 years).

•
Risk-Free Interest Rate — The risk-free rate assumption is based on the U.S. Treasury zero-coupon instruments with maturities similar to the expected term of LanzaTech’s stock options.

•
Expected Dividend — We have not issued any dividends and do not anticipate issuing dividends on LanzaTech’s common stock. As a result, we have estimated the dividend yield to be zero.

•
Expected Volatility — Due to our limited operating history and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the various companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

We estimate the fair value of the RSAs using the fair value of our common stock. Please refer to the Common Stock Valuation section below.
Warrant Liabilities
Warrants to purchase shares of redeemable convertible preferred stock are classified as liabilities under Other accrued liabilities and under SAFE warrant on our consolidated balance sheets. These warrants are recognized at fair value with subsequent changes recorded in other income (expense), net, in the statements of operations and comprehensive loss. We will continue to adjust for changes in fair value until the earlier of the exercise of the warrants, at which time the liability will be reclassified as redeemable convertible preferred stock, or the expiration of the warrants, at which time the entire amount will be reversed and reflected in the statements of operations and comprehensive loss.
We utilized the Black-Scholes option-pricing model, which incorporates management’s assumptions and estimates, to value the preferred stock warrants. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying redeemable convertible preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying preferred stock. We determined the fair value per share of the underlying preferred stock by taking into consideration our most recent issuance of our preferred stock with additional factors deemed relevant, because we are a private company and lack company-specific historical and implied volatility information of our stock. We determined the remaining contractual term based on the contract term of the warrants adjusted for the probability of a liquidity event. Expected stock volatility was based on the historical volatility of publicly traded peer companies for a similar remaining contractual term.
Common Stock Valuation
As there has been no public market for our equity instruments to date, the estimated fair value of our shares of common stock has been determined by management and approved by the LanzaTech Board as of the grant date. The LanzaTech Board considered our most recently available independent third-party valuation of our common stock and additional objective and subjective factors that it believed were relevant at the date of the grant.
The independent third-party valuations of our common stock have been performed in accordance with the guidance outlined in the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (“AICPA’s Practice Aid”). The specialist considered all objective and subjective factors, including management’s best estimate of our business condition, prospects, and operating performance at each valuation date. Other significant factors included:
•
the rights, preferences, and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•
our results of operations, and financial position;

•
arms-length transactions involving recent rounds of preferred stock financings;

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the lack of liquidity of our common stock;

•
our stage of development and business strategy and the material risks related to our business and industry;

•
the valuation of publicly traded companies in relevant industry sectors, as well as recently completed mergers and acquisitions of peer companies;

•
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions; and

In valuing our common stock, the fair value of our business was determined using an option pricing model to backsolve the value of the security from our most recent round of financing which implies a total equity value as well as a per-share common stock value at the valuation date. In August 2021, LanzaTech used a weighted-average methodology for valuing its common stock that included a probability-adjusted liquidity event.
Following the Business Combination, the fair market value of our common stock will be determined based on the quoted market price of the New LanzaTech Common Stock.
Income Taxes
LanzaTech is subject to the income tax laws in the jurisdictions in which we operate. LanzaTech makes significant estimates and judgments to determine the provision for income taxes, taxes payables, and deferred tax assets and liabilities. We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each tax jurisdiction. In determining whether deferred tax asset can be realized based on the provisions of the applicable accounting guidance, management considers the historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in a particular country, prudent and feasible tax planning strategies, changes in tax laws, and estimates of future earnings and taxable income.
We record uncertain tax positions on the basis of a two-step process whereby it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and for those tax positions that meet the more likely than not criteria, the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority is recognized. The Company evaluates and adjusts the amount of unrecognized income tax benefits based on changes in law, facts and circumstances.
Emerging Growth Company Status
Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” (as defined in Section 2(a) of the Securities Act) from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to not take advantage of the extended transition period is irrevocable. AMCI is an emerging growth company and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, New LanzaTech expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt new or revised accounting standards to the extent permitted by such standards and relevant laws and regulations. This may make it difficult or impossible to compare New LanzaTech’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
LanzaTech will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of New LanzaTech Common Stock that is held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which New LanzaTech has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which New LanzaTech has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2026, which is the last day of the fiscal year following the fifth anniversary of AMCI’s IPO.
Implications of being a Smaller Reporting Company
Additionally, AMCI is, and New LanzaTech is expected to qualify as, a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. New LanzaTech will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of New LanzaTech common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) New LanzaTech’s annual revenues exceeded $100 million during such completed fiscal year and the market value of New LanzaTech Common Stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent New LanzaTech takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.
Recently Issued and Adopted Accounting Standards
See Note 2 to our condensed consolidated financial statements, included elsewhere in this proxy statement/prospectus, for a full description of recent accounting pronouncements, including the actual and expected dates of adoption and estimate effects on our consolidated results of operations and financial condition, which is incorporated herein by reference.
Non-GAAP Financial Measures
To supplement our financial statements presented in accordance with GAAP and to provide investors with additional information regarding our financial results, we have presented in this proxy statement/prospectus adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similarly titled measures presented by other companies.
We define adjusted EBITDA as our net loss, excluding the impact of depreciation and amortization, interest income (expense), income tax benefit (expense), gain on extinguishment of debt, stock-based compensation, and loss/(gain) from equity method investees. We monitor and have presented in this proxy statement/prospectus adjusted EBITDA because it is a key measure used by our management and the LanzaTech Board to understand and evaluate our operating performance, to establish budgets, and to develop operational goals for managing our business. We believe adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of certain expenses that we include in net loss. Accordingly, we believe adjusted EBITDA provides useful information to investors, analysts, and others in understanding and evaluating our operating results and enhancing the overall understanding of our past performance and future prospects.
Adjusted EBITDA is not prepared in accordance with GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of adjusted EBITDA rather than net loss, which is the most directly comparable financial measure calculated and presented in accordance with GAAP. For example, adjusted EBITDA: (i) excludes stock-based compensation expense as it recently has been, and will continue to be for the foreseeable future, an excess significant non-cash expense for our business beyond our normative operating environment in consideration of the proposed Business Combination and subsequent transition to a publicly-traded company; (ii) excludes depreciation expense and, although this is a non-cash expense, the assets being depreciated and amortized may have to be replaced in the future; and (iii) does not reflect the cash requirements necessary to service interest on our debt, which affects the cash available to us; and (iv) certain income or expense items that do not provide a comparable measure of our business performance. In addition, the expenses and other items that we exclude in our calculations of adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from adjusted EBITDA when they report their operating results. In addition, other companies may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.
The following table reconciles adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.
Reconciliation of Net loss to Adjusted EBITDA
	Nine months ended September 30,		Year ended December 31,
			2021 as Restated	2020 as Restated
(In thousands)	2022	2021
Net Loss	$(54,974)	$(30,591)	$(46,689)	$(37,713)
Depreciation and Amortization	3,433	2,763	3,806	2,979
Interest (income) expense	(3)	5	7	351
Gain on extinguishment of debt	—	(3,065)	(3,065)	—
Stock-based compensation expense and change in fair value of warrant liability(1)	1,737	2,489	3,094	2,287
Gain from equity method investees, net	(2,346)	(2,371)	(1,945)	(2,167)
Adjusted EBITDA	$(52,153)	$(30,770)	$(44,792)	$(34,263)

(1)
Stock-based compensation expense represents expense related to equity compensation plans.

DESCRIPTION OF NEW LANZATECH SECURITIES AFTER THE BUSINESS COMBINATION
As a result of the Business Combination, AMCI Stockholders who receive shares of New LanzaTech Common Stock in the transactions, as well as stockholders of LanzaTech, will become New LanzaTech stockholders. Your rights as New LanzaTech stockholders will be governed by the DGCL and New LanzaTech’s charter and bylaws. The following description of the material terms of New LanzaTech’s securities reflects the anticipated state of affairs upon completion of the Business Combination. This description is a summary and is not complete. We urge you to read the Proposed Charter, which is attached as Annex B, in its entirety.
Authorized and Outstanding Stock
The Proposed Charter authorizes the issuance of 420,000,000 shares, consisting of 400,000,000 shares of common stock, $0.0001 par value per share, and 20,000,000 shares of preferred stock, $0.0001 par value per share. As of the record date, there were           shares of Class A common stock and           shares of Class B common stock outstanding. In connection with the Business Combination and subject to the terms of the Current Charter, all shares of outstanding Class B common stock will be automatically be converted into shares of Class A common stock. Thereafter, in connection with and effective as of the Closing, each of the then issued and outstanding shares of Class A common stock will be reclassified as shares of New LanzaTech Common Stock. No shares of preferred stock of AMCI are currently outstanding.
Common Stock
The Proposed Charter, which AMCI will adopt if the Charter Proposals are approved, provides the following with respect to the rights, powers, preferences and privileges of the New LanzaTech Common Stock.
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of shares of New LanzaTech Common Stock possess all voting power for the election of New LanzaTech’s directors and all other matters requiring stockholder action. Holders of shares of New LanzaTech Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders.
Dividends
Holders of shares of New LanzaTech Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the New LanzaTech Board in its discretion out of funds legally available therefor. AMCI has not historically paid any cash dividends on the Class A common stock or the Class B common stock to date and does not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends in the future will be dependent upon New LanzaTech’s revenues and earnings, if any, capital requirements and general financial conditions. In no event will any stock dividends or stock splits or combinations of stock be declared or made on shares of New LanzaTech Common Stock unless the shares of New LanzaTech Common Stock at the time outstanding are treated equally and identically.
Liquidation, Dissolution and Winding Up
In the event of New LanzaTech’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of shares of New LanzaTech Common Stock will be entitled to receive an equal amount per share of all of New LanzaTech’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.
Preemptive or Other Rights
The New LanzaTech stockholders will have no preemptive or other subscription rights. No sinking fund provisions will be applicable to New LanzaTech Common Stock.

Preferred Stock
The Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. The New LanzaTech Board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The New LanzaTech Board will be able to, without stockholder approval, issue shares of preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the shares of New LanzaTech Common Stock and could have anti-takeover effects. The ability of the New LanzaTech Board to issue shares of preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New LanzaTech or the removal of existing management. AMCI has no preferred stock currently outstanding and no shares of preferred stock are expected to be outstanding immediately following the Closing.
Registration Rights
AMCI, certain of the LanzaTech stockholders and AMCI Stockholders will enter into a Registration Rights Agreement, pursuant to which, among other things, such stockholders will be granted certain registration rights with respect to certain shares of securities held by them. The form of Registration Rights Agreement is attached to this proxy statement/prospectus as Annex E and the terms of such agreement are incorporated herein by reference.
Anti-Takeover Provisions
Proposed Charter and Bylaws
The bylaws of AMCI will continue to be in effect as of immediately after the Closing as the bylaws of New LanzaTech, and are also referred to as the “New LanzaTech Bylaws.” Among other things, the Proposed Charter and New LanzaTech Bylaws will:
•
permit the New LanzaTech Board to issue up to 20,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•
provide that the number of directors of New LanzaTech may be changed only by resolution of the New LanzaTech Board;

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provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of at least 66 2∕3% of all of New LanzaTech’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

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provide that special meetings of New LanzaTech’s stockholders may be called by the New LanzaTech Board pursuant to a resolution adopted by a majority of the board;

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provide that the New LanzaTech Board will be divided into three classes of directors, with the classes to be as nearly equal as possible, and with the directors serving three-year terms (see the section entitled “New LanzaTech Management after the Business Combination”), therefore making it more difficult for stockholders to change the composition of the New LanzaTech Board; and

•
not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of New LanzaTech Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions will make it more difficult for the existing stockholders to replace the New LanzaTech Board as well as for another party to obtain control of New LanzaTech by replacing the New LanzaTech Board. Because the New LanzaTech Board has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the New LanzaTech Board to issue shares of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of New LanzaTech.
These provisions are intended to enhance the likelihood of continued stability in the composition of the New LanzaTech Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce New LanzaTech’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for New LanzaTech’s shares and may have the effect of delaying changes in its control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of New LanzaTech Common Stock.
Certain Anti-Takeover Provisions of Delaware Law
AMCI is currently subject to the provisions of Section 203 of the DGCL and New LanzaTech will also be subject to these provisions. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:
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a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

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an affiliate of an interested stockholder; or

•
an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

•
A “business combination” includes a merger or sale of more than 10% of a corporation’s assets.

However, the above provisions of Section 203 would not apply if:
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the relevant board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of the transaction;

•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•
on or subsequent to the date of the transaction, the initial business combination is approved by the board of directors and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These provisions may have the effect of delaying, deferring, or preventing changes in control of New LanzaTech.
Warrants
Public Warrants
Each whole public warrant entitles the registered holder to purchase one share of New LanzaTech Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination. Pursuant to the warrant agreement, a public warrant holder may exercise its public warrants only for a whole number of shares of New LanzaTech Common Stock. This means that only a whole public warrant may be exercised at any given time by a public warrant holder. No fractional public warrants will be issued upon separation of AMCI’s units and only whole public warrants will trade. The public warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

New LanzaTech will not be obligated to deliver any shares of New LanzaTech Common Stock pursuant to the exercise of a public warrant and will have no obligation to settle such public warrant exercise unless a registration statement under the Securities Act with respect to the shares of New LanzaTech Common Stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to New LanzaTech satisfying its obligations described below with respect to registration. No public warrant will be exercisable and New LanzaTech will not be obligated to issue shares of New LanzaTech Common Stock upon exercise of a public warrant unless New LanzaTech Common Stock issuable upon such public warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In no event will New LanzaTech be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised public warrants, the purchaser of a unit containing such public warrant will have paid the full purchase price for the unit solely for the share of New LanzaTech Common Stock underlying such unit.
AMCI has agreed that as soon as practicable, but in no event later than 15 business days after the Closing, it will use its best efforts to file with the SEC a registration statement covering the shares of New LanzaTech Common Stock issuable upon exercise of the public warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of New LanzaTech Common Stock until the public warrants expire or are redeemed, as specified in the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If a registration statement covering the shares of New LanzaTech Common Stock issuable upon exercise of the public warrants is not effective by the 60th business day after the Closing, public warrant holders may, until such time as there is an effective registration statement and during any period when New LanzaTech has have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if New LanzaTech Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New LanzaTech may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New LanzaTech so elects, it will not be required to file or maintain in effect a registration statement, and in the event New LanzaTech does not so elect, New LanzaTech will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the public warrants for that number of shares of New LanzaTech Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of New LanzaTech Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the New LanzaTech Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of public warrants when the price per share of New LanzaTech Common Stock equals or exceeds $18.00.
Once the public warrants become exercisable, New LanzaTech may call the public warrants for redemption:
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in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each public warrant holder; and

•
if, and only if, the closing price of the New LanzaTech Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the public warrants become exercisable and ending three trading days before New LanzaTech sends the notice of redemption to the public warrant holders.
New LanzaTech may not redeem the public warrants as described above unless a registration statement under the Securities Act covering the issuance of the New LanzaTech Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New LanzaTech Common Stock is available throughout the 30-day redemption period. If and when the public warrants become redeemable by New LanzaTech, New LanzaTech may exercise its redemption right even if New LanzaTech is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
New LanzaTech has established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the public warrant exercise price. If the foregoing conditions are satisfied and New LanzaTech issues a notice of redemption of the public warrants, each public warrant holder will be entitled to exercise its public warrant prior to the scheduled redemption date. However, the price of the New LanzaTech Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption of public warrants when the price per share of New LanzaTech Common Stock equals or exceeds $10.00.
Once the public warrants become exercisable, New LanzaTech may redeem the outstanding public warrants:
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in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the New LanzaTech Common Stock except as otherwise described below; and

•
if, and only if, the closing price of the New LanzaTech Common Stock equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described below under the heading “— Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the public warrant holders.

Beginning on the date the notice of redemption is given until the public warrants are redeemed or exercised, holders may elect to exercise their public warrants on a cashless basis. The numbers in the table below represent the number of shares of New LanzaTech Common Stock that a public warrant holder will receive upon such cashless exercise in connection with a redemption by New LanzaTech pursuant to this redemption feature, based on the “fair market value” of New LanzaTech Common Stock on the corresponding redemption date (assuming holders elect to exercise their public warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of New LanzaTech Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of public warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. New LanzaTech will provide the public warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. Pursuant to the warrant agreement, references above to New LanzaTech Common Stock shall include a security other than New LanzaTech Common Stock into which New LanzaTech Common Stock has been converted or exchanged for in the event New LanzaTech is not the surviving company in its initial business combination. The numbers in the table below will not be adjusted when determining the number of shares of New LanzaTech Common Stock to be issued upon exercise of the warrants if we are not the surviving entity following our initial business combination.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a public warrant or the exercise price of a public warrant is adjusted as set forth under the heading “— Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a public warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a public warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a public warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a public warrant. If the exercise price of a public warrant is adjusted, (a) in the case of an adjustment pursuant to the second paragraph under the heading “— Other Terms” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Other Terms” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a public warrant pursuant to such exercise price adjustment.
Redemption Date (period to expiration of public warrants)	Fair Market Value of New LanzaTech Common Stock
	<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
Redemption Date (period to expiration of public warrants)	Fair Market Value of New LanzaTech Common Stock
	<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.00
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New LanzaTech Common Stock to be issued for each public warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of New LanzaTech Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the public warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their public warrants for 0.277 shares of New LanzaTech Common Stock for each whole public warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of New LanzaTech Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the public warrants is $13.50 per share, and at such time there are 38 months until the expiration of the public warrants, holders may choose to, in connection with this redemption feature, exercise their public warrants for 0.298 shares of New LanzaTech Common Stock for each whole public warrant. In no event will the public warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of New LanzaTech Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the public warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by New LanzaTech pursuant to this redemption feature, since they will not be exercisable for any shares of New LanzaTech Common Stock.
This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the underlying common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding public warrants to be redeemed when the New LanzaTech Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of the New LanzaTech Common Stock is below the exercise price of the public warrants. New LanzaTech has established this redemption feature to provide it with the flexibility to redeem the public warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of public warrants when the price per share of New LanzaTech Common Stock equals or exceeds $18.00.” Holders choosing to exercise their public warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their public warrants based on an option pricing model with a fixed volatility input as of the date of this proxy statement/prospectus. This redemption right provides New LanzaTech with an additional mechanism by which to redeem all of the outstanding public warrants, and therefore have certainty as to New LanzaTech’s capital structure as the public warrants would no longer be outstanding and would have been exercised or redeemed and New LanzaTech will be required to pay the redemption price to public warrant holders if New LanzaTech chooses to exercise this redemption right and it will allow New LanzaTech to quickly proceed with a redemption of the public warrants if New LanzaTech determines it is in its best interest to do so. As such, New LanzaTech would redeem the public warrants in this manner when New LanzaTech believes it is in its best interest to update its capital structure to remove the public warrants and pay the redemption price to the public warrant holders.
As stated above, New LanzaTech can redeem the public warrants when the New LanzaTech Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to New LanzaTech’s capital structure and cash position while providing public warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If New LanzaTech chooses to redeem the public warrants when the New LanzaTech Common Stock is trading at a price below the exercise price of the public warrants, this could result in the public warrant holders receiving fewer shares of New LanzaTech Common Stock than they would have received if they had chosen to wait to exercise their public warrants for New LanzaTech Common Stock if and when such New LanzaTech Common Stock was trading at a price higher than the exercise price of $11.50.
No fractional shares of New LanzaTech Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, New LanzaTech will round down to the nearest whole number of the number of shares of New LanzaTech Common Stock to be issued to the holder. If, at the time of redemption, the public warrants are exercisable for a security other than the shares of New LanzaTech Common Stock pursuant to the warrant agreement (for instance, if New LanzaTech is not the surviving company in its initial business combination), the public warrants may be exercised for such security. At such time as the public warrants become exercisable for a security other than the New LanzaTech Common Stock, New LanzaTech (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon exercise of the public warrants.

Redemption Procedures
A holder of a public warrant may notify New LanzaTech in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the New LanzaTech Common Stock outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments
If the number of outstanding shares of New LanzaTech Common Stock is increased by a capitalization or share dividend payable in New LanzaTech Common Stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New LanzaTech Common Stock issuable on exercise of each whole public warrant will be increased in proportion to such increase in the outstanding ordinary stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase New LanzaTech Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of New LanzaTech Common Stock equal to the product of (i) the number of shares of New LanzaTech Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New LanzaTech Common Stock) and (ii) one minus the quotient of (x) the price per share of New LanzaTech Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (a) if the rights offering is for securities convertible into or exercisable for New LanzaTech Common Stock, in determining the price payable for New LanzaTech Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (b) “historical fair market value” means the volume weighted average price of New LanzaTech Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the New LanzaTech Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of shares of New LanzaTech Common Stock on account of such shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the New LanzaTech Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of New LanzaTech Common Stock issuable on exercise of each public warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of shares of Class A common stock in connection with the Business Combination, or (d) in connection with the redemption of Class A common stock upon AMCI’s failure to complete an initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New LanzaTech Common Stock in respect of such event.
If the number of outstanding shares of New LanzaTech Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New LanzaTech Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New LanzaTech Common Stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of New LanzaTech Common Stock.
Whenever the number of shares of New LanzaTech Common Stock purchasable upon the exercise of the public warrants is adjusted, as described above, the public warrant exercise price will be adjusted by multiplying the public warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New LanzaTech Common Stock purchasable upon the exercise of the public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New LanzaTech Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of New LanzaTech Common Stock (other than those described above or that solely affects the par value of such shares of New LanzaTech Common Stock), or in the case of any merger or consolidation of New LanzaTech with or into another corporation (other than a consolidation or merger in which New LanzaTech is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of New LanzaTech Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New LanzaTech as an entirety or substantially as an entirety in connection with which New LanzaTech is dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of the New LanzaTech Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New LanzaTech Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their public warrants immediately prior to such event. However, if less than 70% of the consideration receivable by the holders of New LanzaTech Common Stock in such a transaction is payable in the form of New LanzaTech Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the public warrant within 30 days following public disclosure of such transaction, the public warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the public warrant. The purpose of such exercise price reduction is to provide additional value to holders of the public warrants when an extraordinary transaction occurs during the exercise period of the public warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the public warrants in order to determine and realize the option value component of the public warrant. This formula is to compensate the public warrant holder for the loss of the option value portion of the public warrant due to the requirement that the public warrant holder exercise the public warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
Other Terms
The public warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and AMCI. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, a majority of the then outstanding private placement warrants.
In addition, if (x) AMCI issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the Closing at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the AMCI Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the Closing Date (net of redemptions), and (z) the volume weighted average trading price of Class A common stock during the 20 trading day period starting on the trading day prior to the Closing Date (such price, the “Market Value”) is below $9.20 per share, the exercise price of the public warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of public warrants when the price per share of New LanzaTech Common Stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of public warrants when the price per share of New LanzaTech Common Stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New LanzaTech, for the number of public warrants being exercised. The public warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their public warrants and receive New LanzaTech Common Stock. After the issuance of New LanzaTech Common Stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, New LanzaTech will, upon exercise, round down to the nearest whole number of shares of New LanzaTech Common Stock to be issued to the warrant holder.
Private Placement Warrants
Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. The private placement warrants (including the New LanzaTech Common Stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the Closing (except pursuant to limited exceptions to AMCI’s officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants) and they will not be redeemable by AMCI or New LanzaTech so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by AMCI or New LanzaTech in all redemption scenarios and exercisable by the holders on the same basis as the public warrants.
If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of New LanzaTech Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New LanzaTech Common Stock underlying the warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the New LanzaTech Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that AMCI has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor and its permitted transferees is because it is not known at this time whether they will be affiliated with New LanzaTech following the Closing. If they remain affiliated with New LanzaTech, their ability to sell New LanzaTech’s securities in the open market will be significantly limited. New LanzaTech expects to have policies in place that restrict insiders from selling New LanzaTech’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell New LanzaTech’s securities, an insider cannot trade in New LanzaTech’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the New LanzaTech Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, AMCI believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.
In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of AMCI’s officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants.

AMCI’s initial stockholders have agreed not to transfer, assign or sell any of the private placement warrants (including the New LanzaTech Common Stock issuable upon exercise of any of these warrants) until the date that is 30 days after the Closing, except that, among other limited exceptions, transfers can be made to AMCI’s officers and directors and other persons or entities affiliated with the Sponsor.
LanzaTech Warrants
VLL Warrants
In September 2012, LanzaTech and certain of its subsidiaries entered into a loan agreement with Venture Lending and Leasing VI, Inc. (the “VLL VI Loan Agreement”). The indebtedness related to the VLL VI Loan Agreement was fully repaid as of October 25, 2016.
In connection with the VLL VI Loan Agreement, the lender was granted a warrant to purchase LanzaTech Series C preferred shares with an exercise price of $14.6895 per share, subject to customary adjustments, and which at the option of its holder can also be exercised in exchange for LanzaTech Series D preferred shares with an exercise price of $19.9294 (the “VLL VI Warrants”). The VLL VI Warrants are currently immediately exercisable for an aggregate of up to 112,325 LanzaTech preferred shares, and will expire on March 1, 2023.
In November 2016, LanzaTech and certain of its subsidiaries entered into a loan agreement with Venture Lending and Leasing VII, Inc. (the “VLL VII Loan Agreement”). The indebtedness related to the VLL VII Loan Agreement was fully repaid as of March 11, 2021.
In connection with the VLL VII Loan Agreement, the lender was granted a warrant to purchase LanzaTech Series D preferred shares with an exercise price of $19.9294 per share, subject to customary adjustments, and which at the option of its holder can also be exercised in exchange for LanzaTech Series E preferred shares with an exercise price of $22.859, LanzaTech Series E-1 preferred shares with an exercise price of $22.859 or LanzaTech Series F preferred shares with an exercise price of $22.859 (the “VLL VII Warrants”). The VLL VII Warrants are currently immediately exercisable for an aggregate of up to 56,449 LanzaTech preferred shares, and will expire on December 31, 2027.
In November 2016, LanzaTech and certain of its subsidiaries entered into a loan agreement with Venture Lending and Leasing VIII, Inc. (the “VLL VIII Loan Agreement”). The indebtedness related to the VLL VIII Loan Agreement was fully repaid as of March 11, 2021.
In connection with the VLL VIII Loan Agreement, the lender was granted a warrant to purchase LanzaTech Series D preferred shares with an exercise price of $19.9294 per share, subject to customary adjustments, and which at the option of its holder can also be exercised in exchange for LanzaTech Series E preferred shares with an exercise price of $22.859, LanzaTech Series E-1 preferred shares with an exercise price of $22.859 or LanzaTech Series F preferred shares with an exercise price of $22.859 (the “VLL VIII Warrants”). The VLL VIII Warrants are currently immediately exercisable for an aggregate of up to 56,449 LanzaTech preferred shares, and will expire on December 31, 2027.
Pursuant to the Merger Agreement, at the Effective Time, each of the VLL Warrants, to the extent outstanding and unexercised prior to the Effective Time, will be converted into a New LanzaTech warrant, in which case (i) the number of shares underlying such New LanzaTech warrant will be determined by multiplying the number of shares of LanzaTech capital stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, and (ii) the per share exercise price of such New LanzaTech warrant will be determined by dividing the per share exercise price of such LanzaTech warrant immediately prior to the Effective Time by the Exchange Ratio.
AM SAFE Warrant
In December 2021, LanzaTech entered into the AM SAFE Note, pursuant to which LanzaTech received aggregate proceeds of $30.0 million. In connection with the AM SAFE Note, the investor named therein was granted the AM SAFE Warrant, consisting of a warrant to purchase LanzaTech shares, but which in case the Business Combination is consummated will be a warrant to purchase shares of New LanzaTech Common Stock. In that case, the exercise price for the purchase of such shares would be equal to the price per share paid by the PIPE Investors in the Private Placement (i.e., $10.00). The AM SAFE Warrant will become immediately exercisable for 300,000 shares of New LanzaTech Common Stock upon consummation of the Business Combination, and will expire on the fifth anniversary of the consummation of the Business Combination.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of New LanzaTech or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.
The New LanzaTech Bylaws will provide that New LanzaTech must indemnify and advance expenses to New LanzaTech’s directors and officers to the fullest extent authorized by the DGCL. New LanzaTech will also be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New LanzaTech directors, officers, and certain employees for some liabilities. AMCI and LanzaTech believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Proposed Charter and New LanzaTech Bylaws may discourage stockholders from bringing lawsuits against directors for breaches of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New LanzaTech and its stockholders. In addition, your investment may be adversely affected to the extent New LanzaTech pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of AMCI’s or LanzaTech’s directors, officers, or employees for which indemnification is sought.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, New LanzaTech’s stockholders will have appraisal rights in connection with a merger or consolidation of New LanzaTech. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of New LanzaTech’s stockholders may bring an action in New LanzaTech’s name to procure a judgment in New LanzaTech’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New LanzaTech’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent for New LanzaTech capital stock will be Continental Stock Transfer & Trust Company.
Listing of Common Stock
Application will be made for the shares of New LanzaTech Common Stock and public warrants to be approved for listing on Nasdaq under the symbols “LNZA” and “LNZAW,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of New LanzaTech for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New LanzaTech at the time of, or at any time during the three months preceding, a sale and (ii) New LanzaTech is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.
Persons who have beneficially owned restricted common stock or warrants of New LanzaTech for at least six months but who are affiliates of New LanzaTech at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of New LanzaTech Common Stock then outstanding; or

•
the average weekly reported trading volume of New LanzaTech Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New LanzaTech under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about New LanzaTech.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

Following the Closing, New LanzaTech will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities. As a result, the AMCI Insiders will not be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration until one year after New LanzaTech has filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

COMPARISON OF STOCKHOLDER RIGHTS
General
AMCI is incorporated under the laws of the State of Delaware and the rights of AMCI equityholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and AMCI’s Bylaws. In connection with the Business Combination, AMCI Stockholders will vote on the Proposed Charter, which (if approved) will become effective as of the Closing. AMCI, subsequent to the Business Combination, is referred to as New LanzaTech. Following the Business Combination, the rights of New LanzaTech stockholders will continue to be governed by Delaware law but will no longer be governed by the Current Charter and instead will be governed by the Proposed Charter (if approved).
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of the AMCI Stockholders under the Current Charter and the bylaws of AMCI (left column) and under the Proposed Charter and the New LanzaTech Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the governing documents described herein. The summary below is subject to, and qualified in its entirety by reference to, the full text of the Proposed Charter, which is attached to this proxy statement/prospectus as Annex B, the Current Charter, the current bylaws of AMCI, and the bylaws of AMCI in the form attached to this proxy statement/prospectus as Annex F (which will continue in effect immediately after the Closing as the New LanzaTech Bylaws), as well as the relevant provisions of the DGCL. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being an AMCI Stockholder before the Business Combination and being a New LanzaTech stockholder following the completion of the Business Combination.
For more information on the Charter Proposals and the Advisory Charter Proposals, see the sections entitled “The Charter Proposal” and “The Advisory Charter Proposals.”
AMCI	New LanzaTech
Name Change
AMCI’s current name is AMCI Acquisition Corp. II.	AMCI will change its corporate name to LanzaTech Global, Inc.
Purpose
The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized in Delaware. In addition, AMCI has the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of AMCI, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination.	The purpose of New LanzaTech will be to engage in any lawful act or activity for which corporations may be organized in Delaware.
Authorized Capital Stock
The total number of shares of all classes of capital stock which AMCI is authorized to issue is 301,000,000 shares, each with a par value of $0.0001 per share, consisting of:	The total number of shares of all classes of capital stock which New LanzaTech is authorized to issue will be 420,000,000 shares, each with a par value of $0.0001 per share.

AMCI Common Stock.  The authorized common stock of AMCI consists of (i) 300,000,000 shares of common stock, including 280,000,000 shares of Class A common stock, of which 15,000,000 were issued and outstanding as of November 22, 2021, and (ii) 20,000,000 shares of Class B common stock, of which 3,750,000 were issued and outstanding as
New LanzaTech Common Stock. The authorized common stock of New LanzaTech will consist of 400,000,000 shares of common stock.

AMCI	New LanzaTech
of November 22, 2021.
AMCI preferred stock. The authorized preferred stock of AMCI consists of 1,000,000 shares of preferred stock, of which no shares were issued and outstanding as of November 22, 2021.	New LanzaTech preferred stock. The authorized preferred stock of New LanzaTech will consist of 20,000,000 shares of preferred stock.
Rights of Preferred Stock
The Current Charter permits the AMCI Board to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series, to fix the voting rights, if any, powers, designations, preference and relative, participating, optional, special, and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. The rights of each series of preferred stock will be stated in the resolution or resolutions adopted by the AMCI Board providing for the issuance of such series of preferred stock and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL.	The Proposed Charter would permit the New LanzaTech Board to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series, to fix the voting rights, if any, powers, designations, preference and relative, participating, optional, special, and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. The rights of each series of preferred stock will be stated in the resolution or resolutions adopted by the board providing for the issuance of such series of preferred stock and included in a Preferred Stock Designation filed pursuant to the DGCL.
Conversion of Class B common stock
The Class B common stock will convert into Class A common stock on a one-for-one basis automatically on the closing of the Business Combination, provided that in the case of the additional issuance of certain securities above specified amounts, the conversion ratio will be adjusted. The adjustment of the conversion ratio may be waived by written consent of a majority of the holders of Class B common stock, but in no event will the conversion ratio be less than one-to-one.	Not applicable.
Number and Qualification of Directors
Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitute the AMCI Board will be determined from time to time by resolution of the majority of the Board. Directors need not be stockholders of AMCI.	Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitute the New LanzaTech Board will be determined from time to time by resolution of the majority of the board. Directors need not be stockholders of New LanzaTech.
Structure of Board; Election of Directors
Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. Under the Current Charter, the AMCI Board is classified into three classes of directors with staggered terms of office.	Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. Under the Proposed Charter, the New LanzaTech Board will be classified into three classes of directors with staggered terms of office.
If the number of directors changes, the change will be distributed to keep the class sizes as close as possible, but a decrease in the number of directors will not shorten the term of any incumbent. If one	If the number of directors changes, the change will be distributed to keep the class sizes as close as possible, but a decrease in the number of directors will not shorten the term of any incumbent. If one

AMCI	New LanzaTech
or more series of preferred stock are granted the right to elect one or more directors, those directors will be excluded from the allocation of directors into three classes unless otherwise expressly provided in the applicable Preferred Stock Designation.	or more series of preferred stock are granted the right to elect one or more directors, those directors will be excluded from the allocation of directors into three classes unless otherwise expressly provided in the applicable Preferred Stock Designation.
Subject to the rights of the holders of one or more series of preferred stock to elect directors, the election of directors will be determined by a plurality of the votes cast.	Subject to the rights of the holders of one or more series of preferred stock to elect directors, the election of directors will be determined by a plurality of the votes cast.
Removal of Directors
Directors may be removed at any time, but only for cause and only by the affirmative vote of a majority of the voting power of all then outstanding capital shares of AMCI entitled to vote in the election of directors, voting together as a single class.	Directors may be removed at any time, but only for cause and only by the affirmative vote of at least 66 2∕3% of the voting power of all then outstanding capital shares of New LanzaTech entitled to vote in the election of directors, voting together as a single class.
Voting
Except as otherwise required by statute, the Current Charter or any Preferred Stock Designation, the AMCI Shares possess all power of voting, and each AMCI Share will entitle the holder to one vote. Except as otherwise required by statute, the Current Charter or any Preferred Stock Designation, the Class A common stock and Class B common stock will generally vote as a single class.	Except as otherwise required by statute, the Proposed Charter or any Preferred Stock Designation that may be adopted, the New LanzaTech Common Stock will possess all power of voting, and each share of New LanzaTech Common Stock will entitle the holder to one vote.
Subject to the rights of the holders of preferred stock to elect directors pursuant to the terms of one or more series of preferred stock, at all meetings at which a quorum is present, the election of directors will be determined by a plurality of the votes cast. All other matters presented to the stockholders at a meeting at which a quorum is present will be determined by the vote of a majority of the votes, unless the matter is one upon which, by applicable law, the Current Charter, the bylaws of AMCI or applicable stock exchange rules, a different vote is required, in which case such provision will govern and control.	Subject to the rights of the holders of preferred stock to elect directors pursuant to the terms of one or more series of preferred stock, as it may be issued from time to time, at all meetings at which a quorum is present, the election of directors will be determined by a plurality of the votes cast. All other matters presented to the stockholders at a meeting at which a quorum is present will be determined by the vote of a majority of the votes, unless the matter is one upon which, by applicable law, the Proposed Charter, the New LanzaTech Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision will govern and control.
The AMCI Shares will not have the right to vote on any amendment to the Current Charter affecting the rights of any class of preferred stock or AMCI Shares if the Current Charter, including any Preferred Stock Designation, grants exclusive rights to vote on the amendment to one or more specified series of preferred stock or AMCI Shares.	The New LanzaTech Common Stock will not have the right to vote on any amendment to the Proposed Charter affecting the rights of any class of preferred stock that may be issued, or New LanzaTech Common Stock, if the Proposed Charter, including any Preferred Stock Designation which may be subsequently adopted, grants exclusive rights to vote on the amendment to one or more specified series of preferred stock or New LanzaTech Common Stock.

AMCI	New LanzaTech
In addition, the powers, preferences, and rights of the Class B common stock may not be modified without the prior vote or written consent of a majority of the holders of the Class B common stock then outstanding.
Supermajority Voting Provisions
Any amendment to Article IX of the Current Charter, restricting certain actions by AMCI prior to the Business Combination, requires an affirmative vote of the holders of at least 65% of all then outstanding AMCI Shares.	Removal of any director during their term may only be for cause and must be pursuant to the affirmative vote of at least 66 2∕3% of the voting power of all then outstanding capital shares of New LanzaTech entitled to vote in the election of directors, voting together as a single class.
The AMCI bylaws provide that any amendments to Article VIII of the AMCI bylaws, concerning indemnification of directors, officers, and other specified individuals, requires an affirmative vote of at least 66 2∕3% of the voting power of all outstanding shares of capital stock of AMCI.	The affirmative vote of (i) two-thirds of the directors then in office and (ii) the holders of at least 66 2∕3% of the then outstanding shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal the provisions of the Proposed Charter relating to (a) the election, functions, term and removal of the board, (b) the right to call a special meeting and to act by written consent, (c) advance notice requirements, (d) the exclusive forum provisions and (e) the provisions describing how to amend the Proposed Charter.
The New LanzaTech Bylaws provide that any amendments to Article VIII thereof, concerning indemnification of directors, officers, and other specified individuals, requires an affirmative vote of at least 66 2∕3% of the voting power of all outstanding shares of capital stock of New LanzaTech.
Cumulative Voting
Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation; however, AMCI’s Bylaws bar cumulative voting.	Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation; however, the Proposed Charter bars cumulative voting.
Vacancies on the Board of Directors
Vacancies may be filled exclusively by a majority of the directors then in office, though less than a quorum, or by a sole remaining director (and not by stockholders). Any director so chosen will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.	Vacancies may be filled exclusively by a majority of the directors then in office, though less than a quorum, or by a sole remaining director (and not by stockholders). Any director so chosen will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
Special Meeting of the Board of Directors
The AMCI bylaws provide that special meetings of the AMCI Board may be called by the Chairman of	The New LanzaTech Bylaws will provide that special meetings of the New LanzaTech Board may

AMCI	New LanzaTech
the Board, the President, the Secretary or on written request of at least a majority of directors then in office. Notice of the special meeting must be provided to directors in advance unless waived. Unless otherwise specified in the Current Charter or AMCI bylaws or by statute, the AMCI Board may undertake any business permitted at a regular meeting at a special meeting and the meeting notice need not disclose the purpose of the meeting.	be called by the Chair, the President, the Secretary or on written request of at least a majority of directors then in office. Notice of the special meeting must be provided to directors in advance unless waived. Unless otherwise specified in the Proposed Charter or New LanzaTech Bylaws or by statute, the New LanzaTech Board may undertake any business permitted at a regular meeting at a special meeting and the meeting notice need not disclose the purpose of the meeting.
Amendment to Certificate of Incorporation
The Current Charter may be amended as permitted under Delaware law.	The Proposed Charter may be amended as permitted under Delaware law.
Prior to an initial Business Combination (as defined in the Current Charter), the Current Charter provides that any amendment to the business combination provisions of the Current Charter requires the approval of the holders of at least 65% of all outstanding AMCI Shares, except that at least 66 2∕3% of the voting power of all outstanding shares of capital stock of AMCI is required to amend the indemnification provisions of the AMCI bylaws.	In addition to any affirmative vote of the holders of any particular class or series of the capital stock of New LanzaTech required by law or the Proposed Charter, including any Preferred Stock Designation, the affirmative vote of (i) two-thirds of the directors then in office and (ii) the holders of at least 66 2∕3% of the then outstanding shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal the provisions of the Proposed Charter relating to (a) the election, functions, term and removal of the board, (b) the right to call a special meeting and to act by written consent, (c) advance notice requirements, (d) the exclusive forum provisions and (e) the provisions describing how to amend the Proposed Charter.
Provisions Specific to a Blank Check Company
The Current Charter prohibits AMCI from entering into a Business Combination with solely another blank check company or similar company with nominal operations.	Not applicable.
Amendment of Bylaws
The Board is expressly authorized to adopt, amend, alter or repeal the AMCI bylaws on affirmative vote of the majority of directors. In addition, the AMCI bylaws may be adopted, amended, altered or repealed by AMCI Stockholders by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock of AMCI entitled to vote in the election of directors, voting together as a class. Adoption and amendment of the AMCI bylaws by stockholders will not invalidate any prior act of the Board that would have been valid absent the adoption of the new Bylaws.	The New LanzaTech Board will be expressly authorized to adopt, amend, alter or repeal the New LanzaTech Bylaws on affirmative vote of the majority of directors. In addition, the Bylaws could be adopted, amended, altered or repealed by New LanzaTech stockholders; provided, however, that in addition to any vote required by the Proposed Charter, by law, or by the New LanzaTech Bylaws, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock of New LanzaTech entitled to vote in the election of directors, voting together as a class, will be required. Adoption and amendment of the New LanzaTech Bylaws by stockholders would not invalidate any prior act of the board that would have been valid absent the adoption of the New

AMCI	New LanzaTech
LanzaTech Bylaws.
In addition to any vote required by the Current Charter, by law, or by the AMCI bylaws, the affirmative vote of the holders of at least 66.7% of the voting power of all then outstanding capital stock of AMCI will be required to amend the indemnification provisions of the AMCI bylaws.	In addition to any vote required by the Proposed Charter, by law, or by the New LanzaTech Bylaws, the affirmative vote of the holders of at least 66.7% of the voting power of all then outstanding capital stock of New LanzaTech will be required to amend the indemnification provisions of the New LanzaTech Bylaws.
Quorum
Board of Directors. A majority of the total number of duly elected directors then in office will constitute a quorum, except as may be otherwise specifically provided by statute, the AMCI bylaws or the Current Charter.	Board of Directors. A majority of the total number of duly elected directors then in office will constitute a quorum, except as may be otherwise specifically provided by statute, the New LanzaTech Bylaws or the Proposed Charter.
Stockholders. The holders of a majority of the shares of capital stock of AMCI issued and outstanding and entitled to vote will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Current Charter. If a matter may only be voted on by one or more specified series of AMCI Shares or preferred stock, then a majority of the shares of stock issued and outstanding and entitled to vote on that matter will constitute a quorum.	Stockholders. The holders of a majority of the shares of capital stock of New LanzaTech issued and outstanding and entitled to vote will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Proposed Charter. If a matter may only be voted on by one or more specified series of New LanzaTech Common Stock or preferred stock, then a majority of the shares of stock issued and outstanding and entitled to vote on that matter will constitute a quorum.
If a quorum is not present, then the chairman of the meeting will have power to adjourn the meeting until a quorum attends. The stockholders present at a duly convened meeting may continue to transact business notwithstanding the withdrawal of enough stockholders to leave less than a quorum.	If a quorum is not present, then the chair of the meeting will have power to adjourn the meeting until a quorum will attend. The stockholders present at a duly convened meeting may continue to transact business notwithstanding the withdrawal of enough stockholders to leave less than a quorum.
Stockholder Action by Written Consent
Under the Current Charter, any action required or permitted to be taken by the stockholders of AMCI must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, other than with respect to the Class B common stock with respect to those actions which may be taken by written consent.	Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New LanzaTech must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.
Special Stockholder Meetings
Subject to the rights of any outstanding series of preferred stock and the requirements of law, special meetings of stockholders may be called only by the Chairman of the AMCI Board, the Chief Executive Officer of AMCI, or by a resolution passed by the majority of the directors of the AMCI Board. Special meetings may not be called by stockholders or any other person except as specified above. The business transacted at special stockholder meetings will be limited to the purpose(s) for which the meeting was called, as indicated in the written notice	Subject to the rights of any outstanding series of preferred stock and the requirements of law, special meetings of stockholders may be called only by the Chair of the New LanzaTech Board, the Chief Executive Officer of New LanzaTech, or by a resolution passed by the majority of the directors of the New LanzaTech Board. Special meetings may not be called by stockholders or any other person except as specified above. The business transacted at special stockholder meetings will be limited to the purpose(s) for which the meeting was called, as

AMCI	New LanzaTech
of special meeting sent to stockholders.	indicated in the written notice of special meeting sent to stockholders.
Notice of Stockholder Meetings
Except as otherwise provided in the AMCI bylaws or permitted by statute, all notices of meetings with AMCI Stockholders will be in writing and will be sent or otherwise given in accordance with the AMCI bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice will specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose(s) for which the meeting is called. Notice of meetings also may be given to stockholders by means of electronic transmission in accordance with statute.	Except as may otherwise be provided in the New LanzaTech Bylaws or permitted by statute, all notices of meetings with New LanzaTech stockholders will be in writing and will be sent or otherwise given in accordance with the New LanzaTech Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice will specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose(s) for which the meeting is called. Notice of meetings also may be given to stockholders by means of electronic transmission in accordance with statute.
Stockholder Nominations of Persons for Election as Directors
Nominations of persons for election to the AMCI Board may be made at an annual meeting or at a special meeting of stockholders at which directors are to be elected pursuant to AMCI’s notice of meeting only by giving notice to the Secretary. Notice must be received by the Secretary at the principal executive offices of AMCI (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by AMCI; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by AMCI. The stockholder’s notice to the Secretary must be in proper form, including all information required by the AMCI bylaws and comply with all applicable requirements of the Exchange Act.	Nominations of persons for election to the New LanzaTech Board may be made at an annual meeting or at a special meeting of stockholders at which directors are to be elected pursuant to New LanzaTech’s notice of meeting only by giving notice to the Secretary. Notice will be required to be received by the Secretary at the principal executive offices of New LanzaTech (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by New LanzaTech; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by New LanzaTech. The stockholder’s notice to the Secretary must be in proper form, including all information to be required by the New LanzaTech Bylaws and comply with all applicable requirements of the Exchange Act.

AMCI	New LanzaTech
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
In order for a stockholder to bring a matter before the annual meeting, the stockholder must give timely notice to the Secretary of AMCI, as described in the AMCI bylaws. The notice requirements are also deemed satisfied if the stockholder complies with the requirements of Rule 14a-8 (or any successor thereof) of the Exchange Act.	In order for a stockholder to bring a matter before the annual meeting, the stockholder will be required to give timely notice to the Secretary of New LanzaTech, as described in the New LanzaTech Bylaws. The notice requirements will also be deemed satisfied if the stockholder complies with the requirements of Rule 14a-8 (or any successor thereof) of the Exchange Act.
Limitation of Liability of Directors and Officers
To the fullest extent permitted by the DGCL, a director of AMCI will not be personally liable to AMCI or its stockholders for monetary damages for breach of fiduciary duty as a director, unless he or she violated his or her duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or redemptions, or derived improper personal benefit from his or her actions as a director.	To the fullest extent permitted by the DGCL, a director of New LanzaTech will not be personally liable to New LanzaTech or its stockholders for monetary damages for breach of fiduciary duty as a director, unless he or she violated his or her duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or redemptions, or derived improper personal benefit from his or her actions as a director.
Indemnification of Directors, Officers, Employees and Agents
AMCI is required to indemnify against all expenses to the fullest extent permitted by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of AMCI or any predecessor of AMCI, or serves or served at any other enterprise as a director or officer at the request of AMCI or any predecessor to AMCI.	New LanzaTech will be required to indemnify against all expenses to the fullest extent permitted by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of New LanzaTech or any predecessor of New LanzaTech, or serves or served at any other enterprise as a director or officer at the request of New LanzaTech or any predecessor to New LanzaTech.
Corporate Opportunity Provision
The Current Charter limits the application of the doctrine of corporate opportunity under certain circumstances.	The doctrine of corporate opportunity, as applied under Delaware law, would apply without modification to directors and officers of New LanzaTech under the Proposed Charter.
Dividends, Distributions and Stock Repurchases
The Current Charter provides that, subject to applicable law, the rights, if any, of the holders of any outstanding series of AMCI preferred stock and the Current Charter requirements relating to business combinations, holders of AMCI Shares are entitled to receive such dividends and other distributions (payable in cash, property or capital stock of AMCI) when, as and if declared thereon by the AMCI Board from time to time out of any assets or funds legally available therefor and will share equally on a per share basis in such dividends and distributions.	The Proposed Charter provides that, subject to applicable law, the rights, if any, of the holders of any outstanding series of New LanzaTech preferred stock that may be issued, holders of shares of New LanzaTech Common Stock are entitled to receive such dividends and other distributions (payable in cash, property or capital stock of New LanzaTech) when, as and if declared thereon by the New LanzaTech Board from time to time out of any assets or funds legally available therefor and will share equally on a per share basis in such dividends and distributions.

AMCI	New LanzaTech
Liquidation
In the event of a voluntary or involuntary liquidation, dissolution or winding-up of AMCI, after payment of the debts and liabilities of AMCI and subject to the provisions of statute and the Current Charter and any rights of the holders of AMCI preferred stock, the holders of AMCI Shares will be entitled to all remaining assets of AMCI ratably on the basis of the Class A common stock (on an as-converted basis with respect to the Class B common stock) they hold.	In the event of a voluntary or involuntary liquidation, dissolution or winding-up of New LanzaTech, after payment of the debts and liabilities of New LanzaTech and subject to the provisions of statute and the Proposed Charter and any rights of the holders of any New LanzaTech preferred stock that may be issued, the holders of shares of New LanzaTech Common Stock would be entitled to all remaining assets of New LanzaTech ratably on the basis of the New LanzaTech Common Stock they hold.
Inspection of Books and Records; Stockholder Lists
Inspection. Under Section 220 of the DGCL, any AMCI Stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from AMCI’s stock ledger, a list of its stockholders and its other books and records.	Inspection. Under Section 220 of the DGCL, any New LanzaTech stockholder, in person or by attorney or other agent, will have, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from New LanzaTech’s stock ledger, a list of its stockholders and its other books and records.
Voting List. AMCI will prepare and make available, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.	Voting List. New LanzaTech will prepare and make available, no later than the tenth day before each meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.
Choice of Forum
Unless AMCI consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is designated in the Current Charter as the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of AMCI, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of AMCI to AMCI or the AMCI Stockholders, (C) any action or proceeding asserting a claim against AMCI arising pursuant to any provision of the DGCL or the Current Charter or AMCI bylaws, (D) any action or proceeding asserting a claim as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. If the suit is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, subject to certain exceptions.	Unless New LanzaTech consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is designated in the Proposed Charter as the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of New LanzaTech, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee of New LanzaTech to New LanzaTech or New LanzaTech’s stockholders, (C) any action or proceeding asserting a claim against New LanzaTech arising pursuant to any provision of the DGCL or the Proposed Charter or New LanzaTech Bylaws, (D) any action or proceeding asserting a claim as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. If the suit is brought outside of Delaware, the stockholder bringing the suit will be deemed to

AMCI	New LanzaTech
This provision does not apply to suits brought to enforce liability or duties created by the Exchange Act or any other claim where the U.S. federal courts have exclusive jurisdiction. This provision also does not apply for any claims made under the Securities Act and the rules and regulations issued thereunder, for which the U.S. federal courts will be the exclusive forum unless AMCI agrees otherwise in writing.	have consented to service of process on such stockholder’s counsel, subject to certain exceptions. This provision does not apply to suits brought to enforce liability or duties created by the Exchange Act or any other claim where the U.S. federal courts have exclusive jurisdiction. This provision also does not apply for any claims made under the Securities Act and the rules and regulations issued thereunder, for which the U.S. federal courts will be the exclusive forum unless New LanzaTech agrees otherwise in writing.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding (i) the beneficial ownership of AMCI as of December 16, 2022, which is prior to the Business Combination and (ii) the expected beneficial ownership of shares of New LanzaTech Common Stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “redemption” scenario as described below) by:
•
each person who is known to be the beneficial owner of more than 5% of AMCI Shares and is expected to be the beneficial owner of more than 5% of the shares of New LanzaTech Common Stock post-Business Combination;

•
each of AMCI’s current executive officers and directors;

•
each person who is expected to become an executive officer or director of New LanzaTech post-Business Combination; and

•
all executive officers and directors of AMCI as a group pre-Business Combination, and all of the expected executive officers and directors of New LanzaTech post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of AMCI common stock pre-Business Combination is based on 18,750,000 AMCI Shares (including 15,000,000 public shares and 3,750,000 founder shares) issued and outstanding as of December 16, 2022.
The expected beneficial ownership of shares of New LanzaTech Common Stock post-Business Combination assumes (a) no election by Brookfield to convert any portion of the Brookfield SAFE into shares of New LanzaTech Common Stock following the Closing, (b) no election by ArcelorMittal to exercise any portion of the AM SAFE Warrant for shares of New LanzaTech Common Stock at the Closing, and (c) no election by the holders of the VLL Warrants to exercise any portion of such warrants for shares of New LanzaTech Common Stock at the Closing. It further assumes two scenarios:
(i)
a “no redemption” scenario where (a) no public stockholders exercise their redemption rights in connection with the Business Combination, (b) New LanzaTech issues 164,167,259 shares of New LanzaTech Common Stock to the LanzaTech stockholders, (c) AMCI issues an aggregate of 18,000,000 shares of Class A Common Stock in the Private Placement, (d) no founder shares are forfeited by the Sponsor in accordance with the terms of the Sponsor Support Agreement, (e) the exchange ratio for converting each LanzaTech preferred share and/or LanzaTech common share into shares of New LanzaTech Common Stock is 4.35, and (f) there is a total of 200,917,259 shares of New LanzaTech Common Stock issued and outstanding following the Closing, and

(ii)
a “maximum redemption” scenario where (a) 13,325,224 of AMCI’s outstanding public shares, which represents approximately 88.8% of AMCI’s currently outstanding Class A common stock, are redeemed in connection with the Business Combination (representing the maximum redemptions consistent with satisfying the Minimum Closing Cash Condition), (b) New LanzaTech issues 164,167,259 shares of New LanzaTech Common Stock to the LanzaTech stockholders, (c) the AMCI Insiders forfeit an aggregate of 970,870 founder shares in accordance with the terms of the Sponsor Support Agreement, (d) AMCI issues an aggregate of 18,000,000 shares of Class A Common Stock in the Private Placement, (e) the exchange ratio for converting each LanzaTech preferred share and/or LanzaTech common share into shares of New LanzaTech Common Stock is 4.35, and (f) there is a total of 186,621,165 shares of New LanzaTech Common Stock issued and outstanding following the Closing.

			After the Business Combination
	Before the Business Combination		Assuming No Redemption		Assuming Maximum Redemptions
Name and Address of Beneficial Owner	Number of AMCI Shares(1)	% of Total Voting Power	Number of shares of New LanzaTech Common Stock	% of Total Voting Power	Number of shares of New LanzaTech Common Stock	% of Total Voting Power
Directors and Executive Officers of AMCI Before the Business Combination
Nimesh Patel	778,365	4.15%	608,659(2)	*	442,200(2)	*
Brian Beem	778,365	4.15%	608,659(3)	*	442,200(3)	*
Patrick Murphy	467,021	2.49%	365,197(4)	*	265,321(4)	*
Hans Mende	1,390,895	7.42%	2,787,641(5)(6)	1.39%	2,490,188(5)(6)	1.33%
Adrian Paterson	50,000	*	50,000	*	50,000	*
Jill Watz	50,000	*	50,000	*	50,000	*
Kate Burson	50,000	*	50,000	*	50,000	*
Mark Pinho	50,000	*	50,000	*	50,000	*
All Directors and Executive Officers of AMCI as a Group (8 individuals)	3,614,646	19.28%	4,570,156	2.20%	3,839,909	2.06%
Directors and Executive Officers of New LanzaTech After Consummation of the Business Combination(7)
Dr. Jennifer Holmgren(8)	—	—	5,288,656	2.60%	5,288,656	2.80%
Dr. Sean Simpson(9)	—	—	3,387,227	1.67%	3,387,227	1.80%
Freya Burton(10)	—	—	1,791,756	*	1,791,756	*
Mark Burton(11)	—	—	1,791,756	*	1,791,756	*
Robert Conrado(12)	—	—	574,200	*	574,200	*
Johanna Haggstrom(13)	—	—	27,640	*	27,640	*
Dr. Steven Stanley	—	—	—	—	—	—
Geoff Trukenbrod(14)	—	—	500,250	*	500,250	*
Carl Wolf(15)	—	—	166,522	*	166,522	*
Barbara Byrne	—	—	—	—	—	—
Julie Zarraga(16)	—	—	339,300	*	339,300	*
Nigel Gormly	—	—	—	—	—	—
Dorri McWhorter	—	—	—	—	—	—
James Messina(17)	—	—	1,047,680	*	1,047,680	*
Nimesh Patel(2)	778,365	4.15%	608,659	*	442,200	*
Gary Rieschel	—	—	—	—	—	—
All Directors and Executive Officers of New LanzaTech as a Group (16 individuals)	778,365	4.15%	13,671,890	6.80%	13,505,431	7.24%
Five Percent Holders:
Khosla Ventures(18)	—	—	39,202,178	19.51%	39,202,178	21.01%
Guardians of New Zealand Superannuation(19)	—	—	32,041,956	15.95%	32,041,956	17.17%
Sinopec Capital Co., Ltd. (20)	—	—	15,808,814	7.87%	15,808,814	8.47%
Novo Holdings A/S(21)	—	—	13,701,391	6.82%	13,701,391	7.34%
Hans Mende	1,390,895	7.42%	2,787,641(5)(6)	1.39%	2,479,389(5)(6)	1.33%
Apollo Capital Management, L.P.(22)	1,485,000	7.9%	1,559,250	*	1,559,250	*
Adage Capital Partners, L.P.(23)	1,350,000	7.2%	1,417,500	*	1,417,500	*
Shaolin Capital Management, LLC(24)	1,100,000	5.9%	1,174,250	*	1,174,250	*
Aristeia Capital, LLC(25)	1,000,000	5.3%	1,074,250	*	1,074,250	*

*
Less than one percent.

(1)
Includes shares of both Class A common stock and Class B common stock.

(2)
Reflects the sale of an aggregate of 169,705 shares of New LanzaTech Common Stock to certain qualified institutional buyers or institutional accredited investors who purchased units in the IPO (the “Anchor Investors”) in accordance with the terms of the letter agreements (collectively, the “Anchor Investor Letter Agreements”) entered into between AMCI and the Anchor Investors and, in the “Assuming Maximum Redemptions” column, reflects the forfeiture of 166,459 founder shares in accordance with the terms of the Sponsor Support Agreement.

(3)
Reflects the sale of an aggregate of 169,705 shares of New LanzaTech Common Stock to the Anchor Investors in accordance with the terms of the Anchor Investor Letter Agreements and, in the “Assuming Maximum Redemptions” column, reflects the forfeiture of 166,459 founder shares in accordance with the terms of the Sponsor Support Agreement.

(4)
Reflects the sale of an aggregate of 101,824 shares of New LanzaTech Common Stock to the Anchor Investors in accordance with the terms of the Anchor Investor Letter Agreements and, in the “Assuming Maximum Redemptions” column, reflects the forfeiture of 99,876 founder shares in accordance with the terms of the Sponsor Support Agreement.

(5)
Includes 1,700,000 shares of New LanzaTech Common Stock which constitute a portion of the shares of New LanzaTech Common Stock for which AMCI Group LLC, Series 35 subscribed as part of the Private Placement. Hans Mende is the chairman of AMCI Group LLC, Series 35 and may be deemed to have voting or investment power with respect to all shares of New LanzaTech Common Stock held by AMCI Group LLC, Series 35.

(6)
Reflects the sale of an aggregate of 303,254 shares of New LanzaTech Common Stock to the Anchor Investors in accordance with the terms of the Anchor Investor Letter Agreements and, in the “Assuming Maximum Redemptions” column, reflects the forfeiture of 297,453 founder shares in accordance with the terms of the Sponsor Support Agreement.

(7)
Unless otherwise noted, the business address of each of the following individuals is 8045 Lamon Avenue, Suite 400, Skokie, Illinois 60077.

(8)
Consists of (i) 3,525,688 shares of New LanzaTech Common Stock and (ii) 1,762,968 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022.

(9)
Consists of (i) 1,075,698 shares of New LanzaTech Common Stock held by the Shikine Onsen Investment Trust, (ii) 765,339 shares of New LanzaTech Common Stock held by Dr. Simpson, and (iii) 1,546,190 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022. Dr. Simpson and his spouse are trustees of the Shikine Onsen Investment Trust and Dr. Simpson may be deemed to have shared voting and dispositive power over the shares held by the Shikine Onsen Investment Trust.

(10)
Consists of (i) 33,160 shares of New LanzaTech Common Stock held by Ms. Burton, (ii) 758,096 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022 held by Ms. Burton, and (iii) 1,000,500 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022 held by Mark Burton. Ms. Burton is married to Mr. Burton, and thus may be deemed to share beneficial ownership of the securities held of record by Mr. Burton.

(11)
Consists of (i) 1,000,500 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022 held by Mr. Burton, (ii) 33,160 shares of New LanzaTech Common Stock held by Freya Burton, and (iii)  758,096 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022 held by Freya Burton. Mr. Burton is married to Ms. Burton, and thus may be deemed to share beneficial ownership of the securities held of record by Ms. Burton.

(12)
Consists of 574,200 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022.

(13)
Consists of 27,640 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022.

(14)
Consists of 500,250 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022.

(15)
Consists of 166,522 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022.

(16)
Consists of 339,300 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022.

(17)
Consists of 1,047,680 shares of New LanzaTech Common Stock subject to options exercisable within 60 days of December 16, 2022.

(18)
Consists of (i) 20,455,066 shares of New LanzaTech Common Stock held by Khosla Ventures II, LP (“KV II”), (ii) 10,782,067 shares of New LanzaTech Common Stock held by Khosla Ventures III, LP (“KV III”), (iii) 3,615,046 shares of New LanzaTech Common Stock held by an entity that is indirectly wholly owned and controlled by Vinod Khosla, and (iv) 4,350,000 shares of New LanzaTech Common Stock expected to be acquired in the Private Placement by an entity that is indirectly wholly owned and controlled by Vinod Khosla. Khosla Ventures Associates II, LLC (“KVA II”) is the general partner of KV II; and Khosla Ventures Associates III, LLC (“KVA III”) is the general partner of KV III. VK Services, LLC (“VK Services”) is the Manager of KVA II and KVA III. Vinod Khosla is the Managing Member of VK Services. As such, each of the aforementioned may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote, and each disclaims beneficial ownership of such securities except to the extent of his or its pecuniary interest therein. The business address of Vinod Khosla and each of the other entities listed in this footnote is 2128 Sand Hill Road, Menlo Park, CA 94025.

(19)
Consists of (i) 25,516,956 shares of New LanzaTech Common Stock held by Guardians of New Zealand Superannuation, as the manager and administrator of the New Zealand Superannuation Fund, and (ii) 6,525,000 shares of New LanzaTech Common Stock expected to be acquired in the Private Placement by Guardians of New Zealand Superannuation, as the manager and administrator of the New Zealand Superannuation Fund. Matt Whineray, Chief Executive Officer, has direct voting and investment power over these shares. The business address of Guardians of New Zealand Superannuation is 21 Queen Street Level 12, Auckland 1010, New Zealand.

(20)
Any action by Sinopec Capital Co., Ltd. with respect to its shares, including voting and dispositive decisions, requires a vote of three out of the five members of its investment team. Under the so-called “rule of three,” because voting and dispositive decisions are made by three out of the five members of the investment team, none of the members is deemed to be a beneficial owner of securities held by Sinopec Capital Co., Ltd. Accordingly, none of the members of the investment team is deemed to have or share beneficial ownership of the shares held by Sinopec Capital Co., Ltd. The business address of Sinopec Capital Co., Ltd. is 22nd Floor, World Financial Center East Tower, 1 East 3rd Ring Middle Road, Chaoyang District, Beijing, China.

(21)
Novo Holdings A/S has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

(22)
In the “Before the Business Combination” column, represents the 1,485,000 New LanzaTech Common Stock beneficially held by Apollo Atlas Master Fund, LLC (“Atlas”), Apollo Atlas Management, LLC (“Atlas Management”), Apollo PPF Credit Strategies, LLC (“PPF Credit Strategies”), Apollo Credit Strategies Master Fund Ltd. (“Credit Strategies”), Apollo ST Fund Management LLC (ST Management”), Apollo ST Operating LP (“ST Operating”), Apollo ST Capital LLC (“ST Capital”), ST Management Holdings, LLC (ST Management Holdings LLC”), Apollo A-N Credit Fund (Delaware) L.P. (“A-N Credit”), Apollo A-N Credit Management, LLC (“A-N Credit Management, LLC”), Apollo SPAC Fund I, LP (“SPAC Fund I”), Apollo SPAC Management I, LP (“SPAC Management I”), Apollo Capital Management, LP (“Capital Management”), Apollo Capital Management GP, LLC (“Capital Management GP, LLC”), Apollo Management Holdings, LP (“Management Holdings”), Apollo Management Holdings GP, LLC (“Management Holdings GP”), based solely on the Schedule 13G filed jointly by the reporting entities with the SEC on August 16, 2021. Messrs. Scott Kleinman, James Zelter, Joshua Harris and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP may have voting and dispositive power over the shares of New LanzaTech

Common Stock, and each disclaims beneficial ownership of all shares of New LanzaTech Common Stock. The business address of each of Atlas, PPF Credit Strategies, A-N Credit, and SPAC Fund I is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal office of Credit Strategies is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY‑9008, Cayman Islands. The principal office of each of Atlas Management, ST Management, ST Operating, ST Capital, ST Management Holdings, A-N Credit Management, SPAC Management I, SPAC Management I GP, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019. As an Anchor Investor, Apollo Capital Management L.P. is expected to purchase an additional 74,250 founder shares from the AMCI Insiders concurrently with the Closing, which amounts are reflected in the “After the Business Combination” columns.
(23)
In the “Before the Business Combination” column, represents the 1,350,000 New LanzaTech Common Stock beneficially held by Adage Capital Partners, L.P. (“ACP”), Adage Capital Partners GP, L.L.C. (“ACPGP”), Adage Capital Advisors, L.L.C. (“ACA”), Robert Atchinson (“Mr. Atchinson”) and Phillip Gross (“Mr. Gross”), based solely on the Schedule 13G filed jointly by ACP, ACPGP, ACA, Mr. Atchinson and Mr. Gross with the SEC on February 14, 2022. Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote New LanzaTech Common Stock beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly own any New LanzaTech Common Stock. By reason of the provisions of Rule 13d-3 of the Exchange Act, each may be deemed to beneficially own the shares beneficially owned by ACP. The business address of each of ACP, ACPGP, ACA, Mr. Atchinson and Mr. Gross is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116. As an Anchor Investor, ACP is expected to purchase an additional 67,500 founder shares from the AMCI Insiders concurrently with the Closing, which amounts are reflected in the “After the Business Combination” columns.

(24)
In the “Before the Business Combination” column, represents the 1,100,000 New LanzaTech Common Stock beneficially held by Shaolin Capital Management LLC (“Shaolin”), a company incorporated under the laws of State of Delaware, which serves as the investment advisor to Shaolin Capital Partners Master Fund, Ltd. a Cayman Islands exempted company, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, and DS Liquid DIV RVA SCM LLC, based solely on the Schedule 13G filed with the SEC on February 11, 2022. David Puritz, in his position as CIO at Shaolin Capital Management LLC and Michael Jester, in his position as Co-founder and Head of Research at Shaolin Capital Management LLC, may be deemed to have voting and investment control with respect to the New LanzaTech Common Stock owned by Shaolin Capital Partners Master Fund, Ltd., MAP 214 Segregated Portfolio and DS Liquid DIV RVA SCM LLC. The address of the business office of Shaolin is 7610 NE 4th Court, Suite 104 Miami FL 33138. As an Anchor Investor, Shaolin is expected to purchase an additional 74,250 founder shares from the AMCI Insiders concurrently with the Closing, which amounts are reflected in the “After the Business Combination” columns.

(25)
In the “Before the Business Combination” column, represents the 1,000,000 New LanzaTech Common Stock beneficially held by Aristeia Capital, LLC, (“Aristeia”) based solely on the Schedule 13G filed with the SEC on February 14, 2022. Anthony M. Frascella and William R. Techar are the co-Chief Investment Officers of Aristeia. The business address of Aristeia is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830. As an Anchor Investor, Aristeia is expected to purchase an additional 74,250 founder shares from the AMCI Insiders concurrently with the Closing, which amounts are reflected in the “After the Business Combination” columns.

NEW LANZATECH MANAGEMENT AFTER THE BUSINESS COMBINATION
Board of Directors and Management after the Business Combination
At the effective time of the Business Combination, in accordance with the terms of the Merger Agreement and assuming the election of the director nominees set forth in the section entitled “The Director Election Proposal,” the directors and executive officers of New LanzaTech will be as follows (ages as of October 31, 2022):
Name	Age	Position(s)
Executive Officers:
Jennifer Holmgren, Ph.D.	62	Chief Executive Officer and Director
Geoff Trukenbrod	50	Chief Financial Officer
Sean Simpson, Ph.D.	51	Chief Scientific Officer
Steven Stanley, Ph.D.	59	Chief Commercial Officer
Carl Wolf	37	Chief Operating Officer
Freya Burton	41	Chief Sustainability Officer
Mark Burton	45	General Counsel
Julie Zarraga	55	Executive Vice President, Engineering
Johanna Haggstrom, Ph. D.	44	Vice President, Chemicals & Hydrocarbon Fuels Technology
Robert Conrado, Ph.D.	39	Vice President, Engineering Design and Development
Non-Employee Directors:
Barbara Byrne(1)(2)	68	Director
Nigel Gormly(1)(2)	49	Director
Dorri McWhorter(1)(3)	49	Director
Jim Messina(2)(3)	53	Director
Nimesh Patel	45	Director
Gary Rieschel(3)	66	Director

(1)
Member of the audit committee.

(2)
Member of the nominating and governance committee.

(3)
Member of the compensation committee.

Executive Officers
Jennifer Holmgren, Ph.D. has served as Chief Executive Officer of LanzaTech since 2010. Previously, she served as Vice President and General Manager of the Renewable Energy and Chemicals business unit at UOP LLC, a Honeywell Company, where she held various commercial and technical leadership positions from 1987-2010. In 2003, she was the first woman awarded the Malcolm E. Pruitt Award from the Council for Chemical Research (CCR). In 2010, she was the recipient of the Leadership Award from the Commercial Aviation Alternative Fuels Initiative (CAAFI) for her work in establishing the technical and commercial viability of sustainable aviation biofuels. In 2015, Dr. Holmgren and her team at LanzaTech were awarded the U.S. Environmental Protection Agency Presidential Green Chemistry Award, and Dr. Holmgren was awarded the BIO Rosalind Franklin Award for Leadership in Industrial Biotechnology. Sustainability magazine, Salt, named Dr. Holmgren as the world’s most compassionate businesswoman in 2015. In October 2015, Dr. Holmgren was awarded the Outstanding Leader Award in Corporate Social Innovation from the YWCA Metropolitan Chicago. The Digest named Dr. Holmgren #1 of the 100 most influential leaders in the Bioeconomy in 2017 and awarded her the Global Bioenergy Leadership Award in 2018 and the 2020 William C. Holmberg Award for Lifetime Achievement in the Advanced Bioeconomy. Dr. Holmgren was also the 2018 recipient of the AIChE Fuels & Petrochemicals Division Award. In 2021, she received the Edison Achievement Award for making a significant and lasting contribution to the world of innovation, and the Prix Voltaire Award, awarded by the Prix Voltaire International Foundation, which award is based on the 17 sustainable development goals initiated by the United Nations. In 2022, she was included in ICIS’s Top 40 Power Players ranking. Dr. Holmgren has an honorary doctorate from Delft University of Technology. Dr. Holmgren is the author or co-author of 50 U.S. patents and more than 30 scientific publications and is a member of the National Academy of Engineering. She is on the Governing Council for the Bio Energy Research Institute in India, which was established by the Department of Biotechnology, Indian Government, and IndianOil Corporation. Dr. Holmgren also sits on the Advisory Council for the Andlinger Center for Energy and the Environment at Princeton University, the Halliburton Labs Advisory Board, the Universiti Teknologi PETRONAS International Advisory Council, and the Founder Advisory for The Engine, a venture capital fund built by MIT that invests in early-stage science and engineering companies. Dr. Holmgren holds a Ph.D. from the University of Illinois at Urbana-Champaign in Inorganic Materials Synthesis, an M.B.A. from the Booth School of Business at the University of Chicago and a B.Sc. from Harvey Mudd College in Chemistry.
We believe that Dr. Holmgren is qualified to serve as a director based on her extensive industry experience and her status as an internationally recognized expert in the development and commercialization of fuels and chemical technologies in the energy sector.
Geoff Trukenbrod joined LanzaTech in August 2020, and serves as its Chief Financial Officer. Mr. Trukenbrod has over 25 years of experience building and leading companies through rapid expansions, turnarounds, and exits as an operating executive, equity and debt investor, and director. He led finance and corporate development for multiple venture and private equity backed businesses in the analytics, biotech, financial services, and social impact industries, including as the Interim Chief Financial Officer and Strategic Advisor for Pangea, a financial technology company, earlier in 2020; Chief Financial and Chief Operating Officer of Aginity, a data analytics software company, from 2017 to 2020; Chief Capital Officer and Co-Founder of social impact technology and capital advisory company Timshel from 2013 to 2016; and Chief Financial and Budget Officer for President Barack Obama’s 2012 re-election campaign. Mr. Trukenbrod holds an M.B.A. with Honors from the Booth School of Business at the University of Chicago and a B.A. from Hamilton College.
Sean Simpson, Ph.D. is a co-founder of LanzaTech and has served as Chief Scientific Officer since 2010. Previously, Dr. Simpson served as Chief Executive Officer of LanzaTech from the company’s inception in 2005 until 2010. Prior to his tenure at LanzaTech, Dr. Simpson held leadership and scientific roles in bioproducts development and research at Genesis R&D Corporation in New Zealand and the Japan International Research Centre for Agricultural Sciences. Dr. Simpson holds a Ph.D. from the University of York in Biological Sciences, an M.Sc. from Nottingham University in Molecular Genetics and a B.S. in Process Biotechnology from Teesside University.
Steven Stanley, Ph.D. joined LanzaTech as Chief Commercial Officer in May 2022. He has more than 30 years of technical and business experience in the global petrochemicals industry, having successfully conducted business in nearly 50 countries and maintaining profit and loss responsibility for eight global businesses. After beginning his career as a research engineer at Shell Chemical Company in Houston, Texas, Dr. Stanley joined Union Carbide Corporation as Product Manager of UNIPOL™ PP Catalysts. Dr. Stanley was later appointed Business Manager of UNIPOL™ Polyethylene and PP Catalysts and relocated to Union Carbide’s headquarters in Danbury, Connecticut. In 2001, Dr. Stanley became Senior Business Director of UNIPOL™ PP Licensing & Catalyst for The Dow Chemical Company upon their acquisition of Union Carbide. In 2005, Dr. Stanley was appointed Global Business Director of Dow Performance Fluids, Epoxy & Specialty Chemicals business group, leading a portfolio of six global businesses. Dr. Stanley was subsequently recruited by Dow leadership to become Vice President, Commercial of Univation Technologies LLC, a global UNIPOL™ PE process technology licensing and catalyst joint venture company between Dow and ExxonMobil Chemical in Houston, Texas. He served from January 2015 to December 2021 as President of Univation Technologies and thereafter as a consultant in the polymers and petrochemical industry until he joined LanzaTech. Dr. Stanley holds a Ph.D. in Chemical Engineering from the University of Houston and a B.S. in Chemical Engineering from the University of Minnesota.
Carl Wolf has served as Chief Operating Officer of LanzaTech since June 2022. From 2011 through June 2022 Mr. Wolf held numerous positions at LanzaTech including in operations, government relations, and business development and strategy. Before joining LanzaTech, Mr. Wolf was a consultant at BCS LLC where he worked with environmental and energy sector clients, including the U.S. Department of Energy.

Mr. Wolf holds an M.B.A. from The Kellogg School of Management at Northwestern University, an M.Sc. from the New York Institute of Technology and a B.A. from the University of Maryland-Baltimore County.
Freya Burton has served as Chief Sustainability Officer of LanzaTech since 2016. Ms. Burton served in various other roles at LanzaTech from 2007 through 2016, including roles in communications, government relations, human resources and research and development. Ms. Burton holds an M.A. from Corpus Christi College at the University of Cambridge.
Mark Burton has served as General Counsel of LanzaTech since 2016. Prior to his appointment as General Counsel, Mr. Burton served as LanzaTech’s Vice President of Corporate Development and Strategy from 2014 until 2016. Prior to joining LanzaTech, Mr. Burton practiced law in New Zealand and the U.K., with a focus on technology transfer, joint ventures, international commerce, corporate finance, mergers and acquisitions, and investment funds. Mr. Burton holds an M.A. from Gonville and Caius College at the University of Cambridge and an L.P.C. from Nottingham Law School.
Julie Zarraga has served as Vice President of Engineering at LanzaTech since 2015, and was promoted to Executive Vice President of Engineering in September 2022. Previously, she held various leadership roles at Merichem Gas Technologies, including Director of Process Technology. Ms. Zarraga started her career at UOP LLC, a Honeywell Company, where she spent nearly 20 years focused on engineering, project management, construction, commissioning, startup and testing of commercial plants globally. Ms. Zarraga holds a B.S. in Chemical Engineering from Northwestern University.
Robert Conrado, Ph.D. has served as LanzaTech’s Vice President of Engineering Design and Development since October 2018. Dr. Conrado has held various engineering leadership roles at LanzaTech since joining the company in 2013, serving as Director of Engineering Design and Development from 2016 to October 2018 and Manager of Engineering Design and Development from 2015 to 2016. Prior to his tenure at LanzaTech, Dr. Conrado was a founding Senior Fellow at the Advanced Research Projects Agency — Energy (ARPA-E) within the U.S. Department of Energy. Dr. Conrado holds a Ph.D. from Cornell University in Chemical and Biomolecular Engineering and a B.E. from Dartmouth College in Biochemical Engineering.
Johanna Haggstrom, Ph.D. has served as LanzaTech’s Vice President, Chemicals & Hydrocarbon Fuels Technology since 2020. In this role, she leads LanzaTech’s research and development efforts and is responsible for chemical and fuels technology products, processes, measurements and tools, project management, quality, budget, and organizational development. In May 2022 she became responsible for the LanzaTech Freedom Pines Biorefinery, including the scale-up of technologies and LanzaTech biomanufacturing. Prior to joining LanzaTech, Dr. Haggstrom spent more than 12 years in the energy industry at Halliburton Co., including most recently as a Director of Technology. Dr. Haggstrom holds a B.S. in chemical engineering from Mälardalen University in Sweden and a Ph.D. in chemistry from Kansas State University.
Non-Employee Directors
Barbara Byrne is the former Vice Chairman, Investment Banking at Barclays PLC, where she worked until 2018. During her more than 35 years of financial services experience, Ms. Byrne served as team leader for some of Barclays’ most important multinational corporate clients and was the primary architect of several of Barclays’ marquee transactions. She is a member of various industry councils and participates as a forum leader on strategic issues and trends facing the financial services sector and global markets. Ms. Byrne has served as a director of Paramount Global since 2018, and as a director of Hennessy Capital Investment Corp. V, Slam Corp. and PowerSchool, Inc. since 2021.
Ms. Byrne holds a B.A. in Economics from Mount Holyoke College. We believe that Ms. Byrne is qualified to serve as a director based on her extensive experience in the investment banking industry and her business and financial expertise.
Nigel Gormly has served as a director on the board of directors of LanzaTech since 2015. Mr. Gormly has served the Founder and Director of Waihou Capital since 2019. Since 2020, he has also served as Chief Investment Officer of Toha Foundry, a fin-tech company creating a global marketplace with climate and environmental impact at its heart to enable the true value of impact to be recognized and traded in the market, enabling impact investment to be unleashed at scale. Mr. Gormly previously served as Head of Direct

Investment for the New Zealand Superannuation Fund, New Zealand’s sovereign wealth fund, from 2013 to 2019, where he was primarily responsible for the Fund’s direct investments in energy, infrastructure and expansion capital as well as leading the Fund’s collaboration efforts with global investment partners. Prior to joining the Super Fund, Mr. Gormly spent 10 years with Fonterra, where he held a number of strategic development and commercial leadership roles, most recently as General Manager of Commercial Ventures. Mr. Gormly’s early career was focused on M&A and corporate finance advisory based in London, with assignments throughout Asia, Latin America and Europe. He has also served on the board of View, Inc. (Nasdaq: VIEW) since 2015. A Chartered Financial Analyst, Mr. Gormly holds a Graduate Diploma in Finance, and a B.Sc. and a B.Com. from the University of Auckland.
We believe that Mr. Gormly is qualified to serve as a director based on his extensive experience in the venture capital and investment banking industries. Mr. Gormly was nominated as a director on the board of directors of LanzaTech by New Zealand Superannuation Fund.
Dorri McWhorter has served as the President and Chief Executive Officer of YMCA of Metropolitan Chicago since 2021. From 2011 to 2021, Ms. McWhorter served as the chief executive officer of YWCA of Metropolitan Chicago. Prior to joining the YWCA, she was a partner at Crowe Horwath, LLP, and also held senior positions with Snap-on Incorporated and Booz Allen Hamilton. Ms. McWhorter is a former licensed certified public accountant and currently sits on the Financial Accounting Standards Advisory Council. Ms. McWhorter has served as a director of Lifeway Foods, Inc. since 2020, and also serves on the boards of William Blair Funds and Skyway Concession Company.
Ms. McWhorter holds a Bachelor of Business Administration degree from the University of Wisconsin- Madison, an M.B.A. from Northwestern University’s Kellogg School of Management, and an honorary Doctor of Humane Letters from Lake Forest College. We believe that Ms. McWhorter is qualified to serve as a director based on her experience as a chief executive officer and her business and financial expertise.
Jim Messina has served as the President and CEO of The Messina Group, a strategic consulting firm specializing in advising political leaders, corporations, and advocacy organizations, since 2013. Mr. Messina served as White House Deputy Chief of Staff to President Barack Obama from 2009 to 2011 and was Campaign Manager for President Obama’s 2012 re-election campaign. Previously, Mr. Messina served as Chief of Staff for various Senate and House offices on Capitol Hill where he worked to pass key legislation. Mr. Messina serves on the boards of several private companies including Blockchain.com, Fortera, Vectra.ai, the United States Soccer Foundation, and the Montana Land Reliance. Mr. Messina is a graduate of the University of Montana where he earned a B.A. in political science and journalism.
We believe that Mr. Messina is qualified to serve as a director based on his corporate advisory expertise and his extensive experience in executive management.
Nimesh Patel has served as AMCI’s Chief Executive Officer and Director since January 2021. Mr. Patel is a Managing Director, Co-head of Investments and a member of the Investment Committee for AMCI Group. Mr. Patel has served as a key member of AMCI’s senior management team since January 2008 and has helped lead the investment business for AMCI. Mr. Patel was an officer of AMCI Acquisition Corp., a SPAC that successfully completed a business combination with Advent Technologies, Inc. in February 2021. Mr. Patel has served on the Boards of Directors or represented AMCI’s equity interests in eight companies during his time at AMCI and has served on the Board of Directors for Conuma Resources Ltd since April 2017. Prior to joining AMCI, Mr. Patel was with Great Hill Partners where he focused on private equity investments in technology-enabled services companies. Previously Mr. Patel was with ChrysCapital, where he focused on private equity investments in the technology-enabled services, business process outsourcing and renewable energy sectors. Mr. Patel graduated cum laude from Princeton University with an A.B. in Economics and with an M.B.A. from the Wharton School of the University of Pennsylvania.
We believe that Mr. Patel is qualified to serve as a Director because of his depth of experience in the investment sector.
Gary Rieschel has served as a director on the board of directors of LanzaTech since 2010. Mr. Rieschel has served as the Founder and Managing Partner of Qiming Venture Partners since 2005, when he founded the venture capital firm. Qiming Venture Partners primarily invests in the technology and consumer and healthcare industries, and has over $9 billion in assets under management. Prior to founding Qiming Venture

Partners, Mr. Rieschel was a senior executive at Intel, Sequent Computer, Cisco Systems, and Softbank Corporation. Mr. Rieschel has in total 27 years of experience as a venture capital investor.
Mr. Rieschel holds a B.A. in Biology from Reed College and an M.B.A. from Harvard Business School. We believe that Mr. Rieschel is qualified to serve as a director based on his business experience and 27 years of experience in the venture capital industry. Mr. Rieschel was nominated as a director on the board of directors of LanzaTech by Qiming Venture Partners.
Board Composition
The New LanzaTech Board will direct the management of New LanzaTech’s business and affairs, as provided by Delaware law, and will conduct its business through meetings of the New LanzaTech Board and its standing committees.
Assuming the election of the nominees set forth in the section entitled “The Director Election Proposal,” it is anticipated that the New LanzaTech Board will consist of seven members upon the consummation of the Business Combination. Dr. Holmgren will serve as chair of the New LanzaTech Board. The primary responsibilities of the New LanzaTech Board will be to provide risk oversight and strategic guidance to New LanzaTech and to counsel and direct New LanzaTech’s management. The New LanzaTech Board will meet on a regular basis and will convene additional meetings, as required.
Family Relationships
Freya Burton, Chief Sustainability Officer of LanzaTech, is married to Mark Burton, General Counsel of LanzaTech, and both are expected to continue to serve in such capacities for New LanzaTech after the Closing. There are no additional family relationships among the directors and executive officers of New LanzaTech.
Independence of Directors
As a result of its common stock continuing to be listed on Nasdaq following consummation of the Business Combination, New LanzaTech will adhere to the rules of Nasdaq in determining whether a director is independent. The AMCI Board has consulted, and the New LanzaTech Board will consult, with its counsel to ensure that the board of directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards generally define an “independent director” as a person who is not an executive officer or employee, or who does not have a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. The parties have determined that Nigel Gormly, Barbara Byrne, Jim Messina, Dorri McWhorter and Gary Rieschel will be considered independent directors of New LanzaTech. The combined company’s independent directors will have regularly scheduled meetings at which only independent directors are present.
Board Leadership Structure and Role in Risk Oversight
The AMCI Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and chairperson roles is driven by the needs of AMCI at any point in time. As a result, no policy exists requiring combination or separation of leadership roles, and AMCI’s governing documents do not mandate a particular structure. This has allowed the AMCI Board the flexibility to establish the most appropriate structure for AMCI at any given time. For similar reasons, the New LanzaTech Board does not anticipate having a policy requiring the positions of the chairperson of the New LanzaTech Board and Chief Executive Officer to be separate or held by the same individual.
Upon the consummation of the Business Combination, the New LanzaTech Board will oversee the risk management activities designed and implemented by its management. The New LanzaTech Board does not anticipate having a standing risk management committee, but rather anticipates executing its oversight responsibility both directly and through its standing committees. The New LanzaTech Board also will consider specific risk topics, including risks associated with New LanzaTech’s strategic initiatives, business plans and capital structure. It is anticipated that New LanzaTech’s management, including its executive officers, will be primarily responsible for managing the risks associated with operation and business of the company and provide appropriate updates to the New LanzaTech Board and the audit committee. The New LanzaTech Board anticipates delegating to the audit committee oversight of its risk management process, and New LanzaTech’s other board committees also will consider risks as they perform their respective committee responsibilities. All board committees will report to the New LanzaTech Board as appropriate, including, but not limited to, when a matter rises to the level of a material or enterprise risk.
Board Committees of New LanzaTech’s Board of Directors
At the effective time of the Business Combination, New LanzaTech will have an audit committee, a nominating and governance committee and a compensation committee. In addition, from time to time, special committees may be established under the direction of the New LanzaTech Board when necessary to address specific issues. Copies of each board committee’s charter will be posted on New LanzaTech’s website. The combined company’s website and the information contained on, or that can be accessed through, such website are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus.
Audit Committee
Following the Business Combination, New LanzaTech’s audit committee will consist of Barbara Byrne, Nigel Gormly and Dorri McWhorter. Dorri McWhorter will serve as the chairperson of New LanzaTech’s audit committee. The parties have determined that each of Barbara Byrne, Nigel Gormly and Dorri McWhorter is independent under Nasdaq listing standards and Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate. The parties also have determined that Dorri McWhorter is an “audit committee financial expert” within the meaning of SEC regulations.
The audit committee has the following responsibilities, among others, as set forth in the audit committee charter that will be effective following the Business Combination:
•
selecting a firm to serve as the independent registered public accounting firm to audit New LanzaTech’s financial statements;

•
ensuring the independence of the independent registered public accounting firm;

•
discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, New LanzaTech’s interim and year-end operating results;

•
establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•
considering the adequacy of New LanzaTech’s internal controls;

•
reviewing material related party transactions or those that require disclosure; and

•
pre-approving audit and non-audit services to be performed by the independent registered public accounting firm.

Nominating and Governance Committee
Following the Business Combination, New LanzaTech’s nominating and governance committee will consist of Nigel Gormly, Dorri McWhorter and Jim Messina. Jim Messina will serve as the chairperson of New LanzaTech’s nominating and governance committee. The parties have determined that each of Nigel Gormly, Dorri McWhorter and Jim Messina is independent under Nasdaq listing standards.
The nominating and governance committee has the following responsibilities, among others, as set forth in the nominating and governance committee’s charter that will be effective following the Business Combination:
•
identifying and recommending candidates for membership on the New LanzaTech Board;

•
reviewing and recommending New LanzaTech’s corporate governance guidelines and policies;

•
overseeing the process of evaluating the performance of the New LanzaTech Board;

•
assisting the New LanzaTech Board on corporate governance matters; and

•
reviewing proposed waivers of the New LanzaTech's Code of Conduct and Ethics for directors and executive officers.

Compensation Committee
Following the Business Combination, New LanzaTech’s compensation committee will consist of Barbara Byrne, Jim Messina and Gary Rieschel. Gary Rieschel will serve as the chairperson of New LanzaTech’s compensation committee. The parties have determined that each of Barbara Byrne, Jim Messina and Gary Rieschel is independent under applicable SEC rules and Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
The compensation committee has the following responsibilities, among others, as set forth in the compensation committee’s charter that will be effective following the Business Combination:
•
reviewing and approving, or recommending that the New LanzaTech Board approve, the compensation of executive officers;

•
reviewing and recommending to the New LanzaTech Board the compensation of its directors;

•
administering New LanzaTech’s stock and equity incentive plans;

•
reviewing and approving, or making recommendations to the New LanzaTech Board with respect to, incentive compensation and equity plans; and

•
reviewing New LanzaTech’s overall compensation philosophy.

Code of Ethics and Code of Conduct and Ethics
AMCI has adopted a Code of Ethics that applies to all officers, directors and employees. The Code of Ethics codifies the business and ethical principles that govern all aspects of AMCI’s business, reflecting AMCI’s commitment to this culture of honesty, integrity and accountability. In addition to following the Code of Ethics, officers, directors and employees are expected to seek guidance in situations where there is a question regarding compliance issues, whether with the letter or the spirit of the AMCI’s policies and applicable laws. Upon the consummation of the Business Combination, New LanzaTech’s Code of Conduct and Ethics will apply to all of the executive officers, directors and employees of New LanzaTech and its subsidiaries. AMCI will provide, without charge, upon request, copies of the Code of Ethics. The combined company’s Code of Conduct and Ethics will be available on New LanzaTech’s website. Each of AMCI’s website and New LanzaTech’s website and the information contained on, or that can be accessed through, such websites are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus. For copies of AMCI’s Code of Ethics and New LanzaTech’s Code of Conduct and Ethics, please see the section entitled “Where You Can Find More Information.”
Compensation Committee Interlocks and Insider Participation
None of the members or intended members of the compensation committee is currently one of AMCI’s officers or employees. None of AMCI’s or New LanzaTech’s executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is serving or will serve as a member of AMCI’s or New LanzaTech’s board of directors or compensation committee.
Executive Officer and Director Compensation Following the Business Combination
Following the consummation of the Business Combination, New LanzaTech intends to develop an executive compensation program that is designed to align compensation with business objectives and the creation of stockholder value, while enabling New LanzaTech to attract, retain, incentivize and reward individuals who contribute to its long-term success. Decisions regarding the executive compensation program will be made by the compensation committee of the New LanzaTech Board.

LANZATECH’S EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
This section provides an overview of LanzaTech’s executive compensation programs as they relate to the executive officers named below (the “named executive officers”), including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. LanzaTech’s board of directors (the “LanzaTech Board”), upon the recommendation of its compensation committee, has historically determined the compensation of LanzaTech’s Chief Executive Officer. The Chief Executive Officer has historically determined the compensation for LanzaTech’s Chief Financial Officer and Chief Scientific Officer, except that all bonus awards, stock options and restricted stock awards are approved by the LanzaTech Board upon the recommendation of the compensation committee. For the year ended December 31, 2021, LanzaTech’s named executive officers were:
•
Dr. Jennifer Holmgren, LanzaTech’s Chief Executive Officer and a member of the LanzaTech Board;

•
Geoff Trukenbrod, LanzaTech’s Chief Financial Officer; and

•
Dr. Sean Simpson, LanzaTech’s Chief Scientific Officer and a member of the LanzaTech Board.

2021 Summary Compensation Table
Each of the named executive officers will become an executive officer of New LanzaTech. The following table presents information regarding the compensation awarded by, earned by or paid to LanzaTech’s named executive officers during the fiscal year ended December 31, 2021.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-qualified Deferred Compensation Earnings ($)(2)	Total ($)
Dr. Jennifer Holmgren Chief Executive Officer	2021	486,538(3)	212,500	1,335,323	—	4,966	2,039,327
Geoff Trukenbrod Chief Financial Officer	2021	364,423(4)	58,875(5)	—	863,133	9,575	1,296,006
Dr. Sean Simpson Chief Scientific Officer	2021	325,000	97,500	—	—	10,130	432,630

(1)
The amounts reported here do not reflect the actual economic value that may be realized by each named executive officer. In accordance with SEC rules, these amounts represent the grant date fair value of the awards, calculated in accordance with Accounting Standards Update 2018-07, “Compensation — Stock Compensation (Topic 718).” For additional information regarding the assumptions used in calculating the grant date fair value of the awards reported in this table, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates — Stock-Based Compensation.”

(2)
Reflects matching contributions under LanzaTech’s 401(k) retirement savings plan.

(3)
Reflects an increase in Dr. Holmgren’s annual base salary that became effective on May 17, 2021.

(4)
Reflects an increase in Mr. Trukenbrod’s annual base salary that became effective on May 29, 2021.

(5)
Includes a bonus of $30,000, $15,000 of which was paid in connection with the execution of Mr. Trukenbrod’s employment agreement on May 29, 2021 and $15,000 of which was paid six months thereafter.

Narrative to Summary Compensation Table
Base Salaries
Dr. Holmgren’s annual base salary for 2021 was initially $425,000, and was increased to $525,000 effective as of May 17, 2021.

Mr. Trukenbrod’s annual base salary for 2021 was initially $350,000, and was increased to $375,000 effective as of May 29, 2021.
Dr. Simpson’s annual base salary for 2021 was $325,000.
Bonuses
In 2021, Dr. Holmgren, Mr. Trukenbrod and Dr. Simpson each earned a discretionary bonus. In addition, pursuant to his 2021 employment agreement, Mr. Trukenbrod earned a $30,000 bonus, $15,000 of which was paid in connection with entry into the employment agreement and $15,000 of which was paid six months thereafter.
Equity Compensation
Although LanzaTech does not have a formal policy with respect to the grant of equity incentive awards to its executive officers, or any formal equity ownership guidelines applicable to them, LanzaTech generally uses equity incentive awards to compensate its executive officers in the form of initial grants in connection with the commencement of employment and also at various other times during their employment. Accordingly, the LanzaTech Board, upon the recommendation of its compensation committee, periodically reviews the equity incentive compensation of LanzaTech’s executive officers and from time to time has granted equity incentive awards to them in the form of stock options and restricted stock awards. The details of equity grants made to LanzaTech’s named executive officers in 2021 are outlined below in “— Outstanding Equity Awards as of December 31, 2021.”
The restricted stock award granted to Dr. Holmgren in 2021 (the “Holmgren RSA”) becomes eligible to vest as follows: (i) 25% on the first anniversary of the vesting commencement date (such date, the “initial vesting date”) and (ii) 75% in equal monthly installments over a period of three years commencing one month following the initial vesting date. The Holmgren RSA will fully vest upon (a) an “Involuntary Termination” (generally a termination by LanzaTech without “Cause” or by Dr. Holmgren for “Good Reason” (each such term as defined in the form restricted stock award agreement)) or (b) a “Liquidity Event,” if Dr. Holmgren remains employed on the date of such Liquidity Event. A Liquidity Event includes LanzaTech’s completion of a merger or consolidation with an entity in which the ordinary shares (or similar securities) of the surviving or parent entity are publicly traded on any recognized exchange, unless the LanzaTech Board determines that such merger or consolidation is not a “Liquidity Event.” Dr. Holmgren’s employment agreement provides that in the event of a “Change in Control” (as that term is defined in Dr. Holmgren’s employment agreement), 50% of Dr. Holmgren’s outstanding equity will vest if she is terminated without “Cause” (as that term is defined in Dr. Holmgren’s employment agreement) within 12 months of such Change in Control. Vesting rights otherwise cease upon termination of employment.
The option awards granted to Mr. Trukenbrod in 2021 vest as follows: (i) 25% on the initial vesting date (as defined above) and (ii) 75% in equal annual installments over a period of three years commencing on the first anniversary of the initial vesting date. Mr. Trukenbrod’s employment agreement provides that in the event of an “Involuntary Termination” (as that term is defined in Mr. Trukenbrod’s employment agreement), including within the six-month period following a “Change of Control” (as that term is defined in Mr. Trukenbrod’s employment agreement), any outstanding equity that would have vested in the 24-month period following his termination will vest. Vesting rights otherwise cease upon termination of employment and exercise rights cease 12 months after termination of employment (or if earlier, on the option’s expiration date). Both vesting and exercise rights cease immediately upon a termination of employment for “Cause,” as defined in the LanzaTech NZ, Inc. 2019 Stock Plan (the “2019 Plan”).
Executive Employment Agreements and Other Arrangements
Dr. Jennifer Holmgren
We entered into an employment agreement with Dr. Holmgren in April 2010, which was subsequently amended. The employment agreement provides for Dr. Holmgren’s at-will employment as LanzaTech’s Chief Executive Officer and provides for an initial base salary, bonus target and equity award. Dr. Holmgren’s salary and bonus target were revised most recently as of May 17, 2021.

Under the terms of her employment agreement, in the event Dr. Holmgren’s employment is terminated without “Cause” (as defined in Dr. Holmgren’s employment agreement), LanzaTech will be obligated to pay her an amount equal to six months of her then-current base salary, payable in substantially equal installments in accordance with LanzaTech’s standard payroll practices. Notwithstanding the foregoing, in the event that such severance constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Code, then such severance shall not commence payment until the 60th day following Dr. Holmgren’s “separation from service” within the meaning of Section 409A of the Code. The severance payments, and accelerated vesting terms described above in connection with a termination without Cause following a Change in Control, are subject to Dr. Holmgren’s timely execution of a release agreement in form and content commercially reasonable.
On December 20, 2022, we entered into an employment agreement with Dr. Holmgren, which will be effective as of the Closing of the Business Combination (the “Holmgren Agreement”). The Holmgren Agreement provides for Dr. Holmgren’s at-will employment as New LanzaTech’s Chief Executive Officer and provides for an annual base salary of $750,000 and an initial annual bonus target of 100% of Dr. Holmgren’s base salary. The agreement also provides that following the Closing, New LanzaTech will grant Dr. Holmgren an initial equity award consisting of (i) restricted stock units with a targeted value of $1,500,000 at grant, and (ii) a stock option to purchase a number of shares with a targeted value of $1,500,000 at grant and with a per share exercise price no less than the fair market value of a share on the date of grant. Subject to Dr. Holmgren’s continued service, the initial equity award will vest in substantially equal installments over three years and will be subject to the terms of the Incentive Plan, if adopted by the stockholders. Contingent upon the Closing, Dr. Holmgren will also be eligible for a one-time award of restricted stock units with a targeted value of $13,000,000 at grant. This award will be subject to both (i) a time-based vesting component (annual vesting over three years) and (ii) a performance-based vesting component (the 20-day average closing price of a share of New LanzaTech Common Stock must reach $11.50 on or after the 151st day following, and within five years of, the Closing), and will vest on the first date both requirements are satisfied.
Under the terms of the Holmgren Agreement, in the event Dr. Holmgren’s employment is terminated without “Cause” or Dr. Holmgren resigns for “Good Reason” (in each case as defined in the Holmgren Agreement), New LanzaTech will be obligated to pay Dr. Holmgren (i) a lump sum payment equal to 18 months of her then-current base salary; (ii) an annual bonus (if any) for the year in which the termination occurs, equal to the annual bonus Dr. Holmgren would have received for that year based on actual performance and pro-rated based on the number of days she was employed during the relevant year; and (iii) if Dr. Holmgren is eligible for and timely elects COBRA coverage, up to 18 months of the portion of Dr. Holmgren’s COBRA premium attributable to the employer contributions New LanzaTech would have paid had Dr. Holmgren remained employed. Additionally, if Dr. Holmgren’s employment is terminated without Cause or for Good Reason during the period beginning 30 days prior to a “Corporate Transaction” (as defined in the Holmgren Agreement) and ending 24 months following a Corporate Transaction, the amount of the lump sum payment described in clause (i) will be increased from 18 months to 24 months of her then-current base salary, and 50% of Dr. Holmgren’s stock options which are outstanding as of the Closing will immediately vest.
The severance payments and accelerated vesting terms described above are subject to Dr. Holmgren’s execution of a release agreement in a form provided by LanzaTech. Upon the adoption of the Severance Plan, the terms of that plan will override the severance described above in clauses (i) through (iii) to the extent that plan’s benefit is at least equal to the severance described above in clauses (i) through (iii). Dr. Holmgren’s severance benefit under the Severance Plan is expected to be identical to what is described in clauses (i) through (iii) above.
Geoff Trukenbrod
We entered into an employment agreement with Mr. Trukenbrod, effective as of May 29, 2021. The employment agreement provides for Mr. Trukenbrod’s at-will employment as LanzaTech’s Chief Financial Officer and provides for an annual base salary of $375,000 and an annual bonus of up to 40% of his then-current base salary. Mr. Trukenbrod was also awarded a $30,000 bonus in connection with the execution of his employment agreement, $15,000 of which was paid at the time of execution of such agreement and

$15,000 of which was paid six months thereafter. In addition, LanzaTech awarded Mr. Trukenbrod an option to purchase 230,000 shares of LanzaTech common stock.
Under the terms of his employment agreement, in the event Mr. Trukenbrod’s employment is terminated without “Cause” (as defined in Mr. Trukenbrod’s employment agreement) or he resigns for “Good Reason” (as defined in Mr. Trukenbrod’s employment agreement), LanzaTech will be obligated to (i) pay Mr. Trukenbrod an amount equal to six months of his then-current base salary, payable on LanzaTech’s normal payroll schedule, (ii) subsidize Mr. Trukenbrod’s continuation coverage under the Consolidated Omnibus Budget Reconciliation Act for a period of six months, and (iii) accelerate the vesting of any outstanding equity that would have vested in the 24-month period following Mr. Trukenbrod’s termination. The severance payments and accelerated vesting terms described above are subject to Mr. Trukenbrod’s execution of a waiver and release agreement in a form acceptable to LanzaTech for its senior executives.
On December 21, 2022, we entered into an employment agreement with Mr. Trukenbrod, which will be effective as of the Closing of the Business Combination (the “Trukenbrod Agreement”). The Trukenbrod Agreement provides for Mr. Trukenbrod’s at-will employment as New LanzaTech’s Chief Financial Officer and provides for an annual base salary of $425,000 and an initial annual bonus target of 70% of Mr. Trukenbrod’s base salary. The agreement also provides that following the Closing, New LanzaTech will grant Mr. Trukenbrod an initial equity award consisting of (i) restricted stock units with a targeted value of $350,000 at grant, and (ii) a stock option to purchase a number of shares with a targeted value of $350,000 at grant and with a per share exercise price no less than the fair market value of a share on the date of grant. Subject to Mr. Trukenbrod’s continued service, the initial equity award will vest in substantially equal installments over three years and will be subject to the terms of the Incentive Plan, if adopted by the stockholders. Contingent upon the Closing, Mr. Trukenbrod will also be eligible for a one-time award of restricted stock units with a targeted value of $1,400,000 at grant. This award will be subject to both (i) a time-based vesting component (annual vesting over three years) and (ii) a performance-based vesting component (the 20-day average closing price of a share of New LanzaTech Common Stock must reach $11.50 on or after the 151st day following, and within five years of, the Closing), and will vest on the first date both requirements are satisfied.
Under the terms of the Trukenbrod Agreement, in the event Mr. Trukenbrod’s employment is terminated without “Cause” or Mr. Trukenbrod resigns for “Good Reason” (in each case, as defined in the Trukenbrod Agreement), LanzaTech will be obligated to pay Mr. Trukenbrod (i) a lump sum payment equal to 12 months of histhen-current base salary; (ii) an annual bonus (if any) for the year in which the termination occurs, equal to the annual bonus Mr. Trukenbrod would have received for that year based on actual performance and pro-rated based on the number of days he was employed during the relevant year; and (iii) if Mr. Trukenbrod is eligible for and timely elects COBRA coverage, up to 12 months of the portion of Mr. Trukenbrod’s COBRA premium attributable to the employer contributions New LanzaTech would have paid had Mr. Trukenbrod remained employed. In addition, following a termination without “Cause” or a resignation for “Good Reason”, the number of shares subject to stock options that remain outstanding as of immediately prior to the Closing, that would have vested in the 24-month period following such a termination, shall immediately vest. Notwithstanding the foregoing, if Mr. Trukenbrod’s employment is terminated without Cause or for Good Reason during the period beginning 30 days prior to a “Corporate Transaction” (as defined in the Trukenbrod Agreement) and ending 24 months following a Corporate Transaction, the amount of the lump sum payment described in clause (i) will be increased from 12 months to 18 months of his then-current base salary.
The severance payments and accelerated vesting terms described above are subject to Mr. Trukenbrod’s execution of a release agreement in a form provided by LanzaTech. Upon the adoption of the Severance Plan, the terms of that plan will override the severance described above in clauses (i) through (iii) to the extent that plan’s benefit is at least equal to the severance described above in clauses (i) through (iii). Mr. Trukenbrod’s severance benefit under the Severance Plan is expected to be identical to what is described in clauses (i) through (iii) above.
Dr. Sean Simpson
We entered into an offer letter with Dr. Simpson in November 2013, which was subsequently amended. The offer letter provides for Dr. Simpson’s at-will employment as LanzaTech’s Chief Science Officer and provided for an initial base salary and bonus target. Dr. Simpson’s salary, bonus target and equity awards were revised most recently as of January 6, 2020.
Outstanding Equity Awards as of December 31, 2021
The following table provides information regarding outstanding stock options held by LanzaTech’s named executive officers as of December 31, 2021. All awards in the table below that were granted prior to July 29, 2019 were granted under one of the following LanzaTech equity plans: 2006 Scheme, 2011 Plan, 2013 Plan, or 2015 Plan (each as defined below), and awards granted subsequent to such date were granted under the 2019 Plan, each as described in more detail under “— Equity Incentive and Other Compensation Plans” below.
		Option Awards				Stock Awards
Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Dr. Jennifer Holmgren	2/14/2013	166,361	—	6.98	2/14/2023	—	—
	9/20/2017	191,250	33,750	6.03	9/20/2027	—	—
	6/26/2020	92,531	148,857	4.68	6/26/2030	—	—
	4/20/2021	—	—		—	280,530	1,335,323
Geoff Trukenbrod	4/19/2021	57,500	172,500	4.76	4/19/2031	—	—
Dr. Sean Simpson	2/14/2013	179,413	0	6.98	2/14/2023	—	—
	9/20/2017	160,000	40,000	6.03	9/20/2027	—	—
	6/26/2020	6,000	24,000	4.68	6/26/2030	—	—
	11/9/2020	44,038	25,147	4.68	11/9/2030	—	—
	11/9/2020	—	—	—	—	135,531	645,128
Equity Incentive and Other Compensation Plans
2019 Plan
The 2019 Plan was adopted by the LanzaTech Board and approved by LanzaTech’s stockholders on July 29, 2019, and amended and restated on October 28, 2021. The 2019 Plan replaced the LanzaTech NZ, Inc. 2015 Stock Plan (the “2015 Plan”) on the date the 2019 Plan was approved by LanzaTech’s stockholders, except that any awards previously granted under the 2015 Plan remained in effect pursuant to their terms. The 2019 Plan allows the LanzaTech Board to make equity incentive awards to LanzaTech’s employees, directors, and consultants. Upon the effective date of the 2022 Plan, New LanzaTech will not grant any additional awards under the 2019 Plan.
Authorized Shares
The maximum aggregate number of shares of LanzaTech common stock that may be issued under the 2019 Plan is 1,350,050 shares, plus any shares returned to the 2019 Plan, and shares returned from a prior plan (up to 1,160,000 shares), as described below. Shares issued under the 2019 Plan include authorized but unissued or reacquired shares of LanzaTech common stock. If (1) an outstanding award for any reason expires or is terminated or cancelled, (2) shares of common stock are acquired pursuant to an award subject to forfeiture or repurchase and are forfeited or repurchased by LanzaTech, or (3) shares of common stock are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, then the shares of common stock allocable to the terminated portion of such award, such forfeited or repurchased shares of common stock or such shares of common stock used to pay the exercise price or tax withholding shall generally again be available for issuance under the 2019 Plan. If a stock option under the LanzaTech 2006 Share Option Scheme, LanzaTech 2008 Share Option Scheme or LanzaTech NZ, Inc. 2011 Stock Plan expires or is cancelled or terminated (in whole or in part), or if shares of common stock are withheld upon exercise of a stock option under the LanzaTech NZ, Inc. 2011 Stock Plan to cover the exercise price or tax withholding, in each case during the period beginning on October 1, 2020 and ending on October 31, 2021, then the shares of common stock subject to such stock options (which amount shall not exceed 1,160,000 shares of common stock) shall become available for issuance under the 2019 Plan. The maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options (“ISOs”) shall not exceed 1,350,050 shares, including, to the extent permitted by Section 422 of the Code, any shares that return to the 2019 Plan as described above.
Plan Administration
The LanzaTech Board administers the 2019 Plan and may delegate any or all of its powers under the plan to one or more of its committees. Subject to the terms of the 2019 Plan, the LanzaTech Board has the authority to set the terms of all awards.
Awards
The LanzaTech Board may grant awards of nonstatutory and incentive stock options and restricted stock under the 2019 Plan. All awards are granted pursuant to an award agreement. Awards other than ISOs may be granted to employees, directors, and consultants. ISOs may be granted only to employees. The LanzaTech Board determines the exercise price for a stock option within the terms and conditions of the 2019 Plan; provided, that the exercise price per share subject to an option cannot be less than 100% of the fair market value of LanzaTech common stock on the date of grant. Options granted under the 2019 Plan become exercisable at the rate specified by the LanzaTech Board in the award agreement. The award agreement specifies circumstances under which awards may be forfeited. The LanzaTech Board determines the term of stock options granted under the 2019 Plan, generally, up to a maximum of 10 years.
Any shares of LanzaTech’s common stock awarded under any restricted stock award agreement may be subject to forfeiture to LanzaTech in accordance with a vesting schedule determined by the LanzaTech Board and award agreements for restricted stock will be subject to restrictions imposed by the LanzaTech Board, as it deems appropriate. Generally, if a grantee of restricted stock terminates employment or service during the applicable restriction period, LanzaTech has the right to repurchase from the grantee all or part of the shares of restricted stock still subject to restriction at the issue price or at another stated or formula price.
Corporate Transactions
The 2019 Plan provides that in the event of a “Change in Control” (as defined in the 2019 Plan), each outstanding award will be treated as the LanzaTech Board determines. The LanzaTech Board may (1) accelerate the vesting and/or exercisability of any or all outstanding stock options, in whole or in part; (2) make non-forfeitable any or all outstanding restricted stock awards, in whole or in part; (3) cancel or redeem awards in exchange for cash or another form of consideration, including cancelling for no consideration the portion of an option for which the fair market value on the date of the “Change in Control” does not exceed the exercise price; or (4) provide that the acquiring corporation will assume or continue the awards or substitute the awards for awards with respect to the acquiror’s shares.
The number and class of securities available under the 2019 Plan, the exercise price per share of each stock option, and the repurchase price per share for each restricted stock award is subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off or other similar change in capitalization.
Certain stock options and restricted stock awards granted in November of 2020, and one restricted stock award granted in April of 2021, provide for accelerated vesting upon certain events that qualify as a “Liquidity Event” (as defined in the applicable award agreements, with respect to stock options and restricted stock awards respectively), unless the LanzaTech Board determines that such event is not a Liquidity Event.
Plan Amendment or Termination
The LanzaTech Board has the authority to alter, amend, suspend or terminate the 2019 Plan in whole or in part; provided, that the LanzaTech Board will obtain stockholder approval of any plan amendment to the extent necessary to comply with applicable law, rule, or regulation. In no event will any amendment increase the maximum number of shares of common stock with respect to which awards may be granted under the 2019 Plan without stockholder approval. The LanzaTech Board may amend, modify, or terminate any outstanding award, but the grantee will be required to consent to such action unless the amendment, modification, or termination would not adversely affect the grantee’s rights under the 2019 Plan or the change is permitted in connection with a Change in Control or capitalization adjustments.
2015 Plan
The 2015 Plan was adopted by the LanzaTech Board on April 1, 2015, and approved by LanzaTech’s stockholders on August 3, 2015. The 2015 Plan replaced the LanzaTech NZ, Inc. 2013 Stock Plan (the “2013 Plan”) on the date the 2015 Plan was approved by LanzaTech’s stockholders, except that any awards previously granted under the 2013 Plan remained in effect pursuant to their terms. The 2015 Plan allowed the LanzaTech Board to make equity incentive awards to LanzaTech’s employees, directors, and consultants.
Plan Administration
The LanzaTech Board administers the 2015 Plan and may delegate any or all of its powers under the plan to one or more of its committees. Subject to the terms of the 2015 Plan, the LanzaTech Board had the authority to set the terms of all awards.
Awards
The LanzaTech Board made grants of awards of nonstatutory and incentive stock options under the 2015 Plan. All awards were granted pursuant to an award agreement. Awards other than ISOs were granted to employees, directors, and consultants. ISOs were granted only to employees. The LanzaTech Board determined the exercise price for a stock option within the terms and conditions of the 2015 Plan; provided, that the exercise price per share subject to an option could not be less than 100% of the fair market value of LanzaTech common stock on the date of grant. Options granted under the 2015 Plan become exercisable at the rate specified by the LanzaTech Board in the award agreement. The award agreement specifies circumstances under which awards may be forfeited. The LanzaTech Board determined the term of stock options granted under the 2015 Plan, generally, up to a maximum of 10 years.
Corporate Transactions
The 2015 Plan provided that in the event of a “Change in Control” (as defined in the 2015 Plan), each outstanding award would be treated as the LanzaTech Board determines. The LanzaTech Board could (1) accelerate the vesting and/or exercisability of any or all outstanding awards, in whole or in part; (2) cancel or redeem awards in exchange for cash or another form of consideration; or (3) provide that the acquiring corporation will assume or continue the awards or substitute the awards for awards with respect to the acquiror’s shares.
The number and class of securities available under the 2015 Plan and the exercise price per share of each stock option granted pursuant to the 2015 Plan is subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off or other similar change in capitalization.
2013 Plan
The 2013 Plan was adopted by the LanzaTech Board on August 23, 2013, and approved by LanzaTech’s stockholders on August 23, 2013. The 2013 Plan replaced the LanzaTech NZ, Inc. 2011 Stock Plan (the “2011 Plan”) on the date the 2013 Plan was approved by LanzaTech’s stockholders, except that any awards previously granted under the 2011 Plan remained in effect pursuant to their terms. The 2013 Plan allowed the LanzaTech Board to make equity incentive awards to LanzaTech’s employees, directors, and consultants.
Plan Administration
The LanzaTech Board administers the 2013 Plan and may delegate any or all of its powers under the plan to one or more of its committees. Subject to the terms of the 2013 Plan, the LanzaTech Board had the authority to set the terms of all awards.

Awards
The LanzaTech Board made grants of awards of nonstatutory and incentive stock options under the 2013 Plan. All awards were granted pursuant to an award agreement. Awards other than ISOs were granted to employees, directors, and consultants. ISOs were granted only to employees. The LanzaTech Board determined the exercise price for a stock option within the terms and conditions of the 2013 Plan; provided, that the exercise price per share subject to an option could not be less than 100% of the fair market value of LanzaTech common stock on the date of grant. Options granted under the 2013 Plan become exercisable at the rate specified by the LanzaTech Board in the award agreement. The award agreement specifies circumstances under which awards may be forfeited. The LanzaTech Board determined the term of stock options granted under the 2013 Plan, generally, up to a maximum of 10 years.
Corporate Transactions
The 2013 Plan provided that in the event of a “Change in Control” (as defined in the 2013 Plan), each outstanding award would be treated as the LanzaTech Board determines. The LanzaTech Board could (1) accelerate the vesting and/or exercisability of any or all outstanding awards, in whole or in part; (2) cancel or redeem awards in exchange for cash or another form of consideration; or (3) provide that the acquiring corporation will assume or continue the awards or substitute the awards for awards with respect to the acquiror’s shares.
The number and class of securities available under the 2013 Plan and the exercise price per share of each stock option granted pursuant to the 2013 Plan is subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off or other similar change in capitalization.
2011 Plan
The 2011 Plan was adopted by the LanzaTech Board on April 30, 2011, and approved by LanzaTech’s stockholders on April 30, 2011. The 2011 Plan replaced all prior share option schemes on the date the 2011 Plan was approved by LanzaTech’s stockholders, except that any awards previously granted under such share options schemes remained in effect pursuant to their terms. The 2011 Plan allowed the LanzaTech Board to make equity incentive awards to LanzaTech’s employees, directors, and consultants.
Plan Administration
The LanzaTech Board administers the 2011 Plan and may delegate any or all of its powers under the plan to one or more of its committees. Subject to the terms of the 2011 Plan, the LanzaTech Board has the authority to set the terms of all awards.
Awards
The LanzaTech Board made grants of awards of nonstatutory and incentive stock options under the 2011 Plan. All awards were granted pursuant to an award agreement. Awards other than ISOs were granted to employees, directors, and consultants. ISOs were granted only to employees. The LanzaTech Board determined the exercise price for a stock option within the terms and conditions of the 2011 Plan; provided, that the exercise price per share subject to an option could not be less than 100% of the fair market value of LanzaTech common stock on the date of grant. Options granted under the 2011 Plan become exercisable at the rate specified by the LanzaTech Board in the award agreement. The award agreement specifies circumstances under which awards may be forfeited. The LanzaTech Board determined the term of stock options granted under the 2011 Plan, generally, up to a maximum of 10 years.
Corporate Transactions
The 2011 Plan provided that in the event of a “Change in Control” (as defined in the 2011 Plan), each outstanding award would be treated as the LanzaTech Board determines. The LanzaTech Board could (1) accelerate the vesting and/or exercisability of any or all outstanding awards, in whole or in part; (2) cancel or redeem awards in exchange for cash or another form of consideration; or (3) provide that the acquiring corporation will assume or continue the awards or substitute the awards for awards with respect to the acquiror’s shares.

The number and class of securities available under the 2011 Plan and the exercise price per share of each stock option granted pursuant to the 2011 Plan is subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off or other similar change in capitalization.
LanzaTech 2006 Share Option Scheme (the “2006 Scheme”)
The 2006 Scheme was adopted by the LanzaTech Board in 2006. The 2006 Scheme allowed the LanzaTech Board to grant stock options to LanzaTech’s employees, directors, and consultants.
Plan Administration
The LanzaTech Board administers the 2006 Scheme. Subject to the terms of the 2006 Scheme, the LanzaTech Board has the authority to set the terms of all awards.
Awards
The LanzaTech Board made grants of option awards under the 2006 Scheme. All stock options were granted pursuant to a scheme member undertaking. The LanzaTech Board determined the exercise price for a stock option. Options granted under the 2006 Scheme become exercisable at the rate specified by the LanzaTech Board. The LanzaTech Board determined the terms of stock options granted under the 2006 Scheme.
Corporate Transactions
The 2006 Scheme provided that the LanzaTech Board may require that all “Scheme Members” (as that term is defined in the Rules Relating to the LanzaTech 2006 Share Option Scheme) exercise any then outstanding awards if shares of LanzaTech are listed on a stock exchange or market, or if a person (or group of persons) acquire 50% or more of the total voting rights of LanzaTech.
The number and class of securities available under the 2006 Scheme and the exercise price per share of each stock option is subject to adjustment in the event of any consolidation, subdivision, or similar proportionate reconstruction of the shares of LanzaTech.
Options Deed Poll
In 2006, the LanzaTech Board adopted the Deed Poll Relating to Option Schemes Established by LanzaTech New Zealand Limited (the “Options Deed Poll”) pursuant to New Zealand law. The Options Deed Poll provides administrative and other governing terms for each of the aforementioned equity plans. The Options Deed Poll applies to all grants under the 2006 Scheme, the 2011 Plan, the 2013 Plan, the 2015 Plan, and the 2019 Plan that occurred before October 28, 2021. The Options Deed Poll does not apply to grants made after October 28, 2021, the date on which LanzaTech redomiciled under Delaware law.
Other Benefit Plans
LanzaTech maintains the LanzaTech Retirement Savings 401(k) Plan (the “401(k) Plan”) for its U.S.-based employees, including the named executive officers, who satisfy certain eligibility requirements. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The named executive officers are eligible to participate in the 401(k) Plan on the same basis as LanzaTech’s other employees. The Code allows eligible employees to contribute, on a pre-tax basis, a portion of their salary, within prescribed limits, through contributions to the 401(k) Plan. Contributions are allocated to each participant’s account and are then invested in selected investment alternatives according to each participant’s directions. LanzaTech provides for a discretionary matching contribution. In 2021, LanzaTech matched 100% of eligible deferrals up to 3.5% of the participant’s compensation for participants with 1,000 hours of service who were actively employed on December 31, 2021. LanzaTech also participates in certain statutory benefit plans outside of the United States.
Incentive Plan
On           , 2022, the AMCI Board approved, subject to AMCI stockholder approval, the LanzaTech 2022 Long-Term Incentive Plan (the “Incentive Plan”), effective as of and contingent on the consummation of the Business Combination. If the Incentive Plan is approved by the AMCI Stockholders, New LanzaTech will be authorized to grant equity and cash incentive awards to eligible service providers. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex D.
Annual Bonus Plan
The New LanzaTech Board expects to adopt an annual bonus plan which will become effective upon the completion of the Business Combination. The form of annual bonus plan is attached as Exhibit 10.35 to the registration statement of which this proxy statement/prospectus forms a part.
Executive Severance Plan
The New LanzaTech Board expects to adopt an executive severance plan (the “Severance Plan”) which will become effective upon the completion of the Business Combination. Under the Severance Plan, qualifying employees who satisfy conditions set forth in the plan (other than Ms. Holmgren) will be entitled to receive 12 months’ base salary, in the case of a Qualifying Termination, or 18 months’ base salary, in the case of a Corporate Transaction Termination (in each case, as defined in the Severance Plan). Ms. Holmgren will be entitled to receive 18 months’ base salary or 24 months’ base salary in the case of a Qualifying Termination or a Corporate Transaction Termination, respectively. Employees having a seniority level of vice president or higher who are designated in writing by the compensation committee of the New LanzaTech Board, or its designee, and who also meet certain other specified criteria will be eligible to participate in the Severance Plan. The Severance Plan is attached as Exhibit 10.41 to the registration statement of which this proxy statement/prospectus forms a part.
Non-Employee Director Compensation
The following table sets forth information regarding compensation paid to LanzaTech’s non-employee directors during 2021. A director who is also a LanzaTech employee receives no additional compensation for his or her service as a director.
Name	Option Awards ($)(1)	Total ($)
Roger E. Wyse	534,854	534,854
Jim Messina	534,854	534,854

(1)
The amount reported here does not reflect the actual economic value that may be realized by the director. In accordance with SEC rules, this amount represents the grant date fair value of the option award, calculated in accordance with Accounting Standards Update 2018-07, “Compensation — Stock Compensation (Topic 718).” For additional information regarding the assumptions used in calculating the grant date fair value of the stock options reported in this table, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates — Stock-Based Compensation.”

Non-Employee Director Compensation Plan
The board of directors of the New LanzaTech expects to adopt a non-employee director compensation plan following the completion of the Business Combination.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
AMCI
Founder Shares
On January 29, 2021, the Sponsor paid $25,000, or approximately $0.005 per share, to cover certain offering costs in consideration for 5,031,250 shares of Class B common stock. In March 2021, the Sponsor transferred all of the founder shares held by it to members of the AMCI Board, management team and persons or entities affiliated with AMCI Group. Such shares are fully paid. On May 14, 2021, certain of AMCI’s initial stockholders forfeited an aggregate of 718,750 founder shares, resulting in an aggregate of 4,312,500 founder shares outstanding. On September 17, 2021, the over-allotment option granted in connection with AMCI’s IPO expired unexercised, resulting in the 562,500 additional founder shares being forfeited.
Agreements with Anchor Investors
In accordance with the terms of the letter agreements entered into between AMCI and certain qualified institutional buyers or institutional accredited investors who purchased units in the IPO, including entities affiliated with Apollo Capital Management, L.P., Adage Capital Partners, L.P., Shaolin Capital Management, LLC and Aristeia Capital, LLC, (the “Anchor Investors”), certain of AMCI’s initial stockholders agreed to sell an aggregate of 780,000 founder shares to the Anchor Investors concurrently with the Closing. The Anchor Investors were introduced to AMCI through Evercore, in Evercore’s capacity as underwriter of AMCI’s IPO. AMCI determined that the fair value of these founder shares was approximately $6.5 million (or approximately $8.35 per share) using a Monte Carlo simulation. AMCI recognized the excess fair value of these founder shares, over the price sold to the Anchor Investors, as an expense of the IPO resulting in a charge against the carrying value of Class A common stock subject to possible redemption. None of the Anchor Investors are “related persons” with respect to AMCI or LanzaTech as such term is defined in Item 404(a) of Regulation S-K.
Private Placement Warrants
Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 3,500,000 private placement warrants, each exercisable to purchase one share of Class A common stock at $11.50 per share, at a price of $1.00 per warrant, or $3,500,000 in the aggregate.
The private placement warrants will not be redeemable by AMCI so long as they are held by the initial purchasers or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than initial purchasers or their permitted transferees, the private placement warrants will be redeemable by AMCI and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the IPO.
If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by AMCI in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.
Private Placement
As part of the Private Placement, AMCI Group, LLC Series 35, an entity in which Hans Mende, a director of AMCI, holds voting and investment control, subscribed for 1,700,000 shares of Class A common stock for an aggregate purchase price of $17,000,000. In connection with the consummation of the Business Combination, all of the issued and outstanding shares of Class A common stock, including the shares of Class A common stock issued to AMCI Group, LLC Series 35, will become shares of New LanzaTech Common Stock. AMCI Group, LLC Series 35 is a member of the Sponsor and a beneficial owner of more than 5% of AMCI’s currently outstanding securities.

Sponsor Support Agreement and Sponsor Letter Agreement
In connection with the IPO, the Sponsor and the other AMCI Insiders entered into a letter agreement with us, pursuant to which they agreed to (i) waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of our initial business combination, (ii) waive their redemption rights with respect to any founder shares and public shares they hold in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination within 24 months from the closing of the IPO or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any founder shares they hold if we fail to complete our initial business combination within 24 months from the closing of the IPO or during any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our amended and restated certificate of incorporation, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our initial business combination within such time period.
In connection with the execution of the Merger Agreement, the Sponsor and the holders of all of the shares of Class B common stock, including the AMCI Insiders, entered into the Sponsor Support Agreement with AMCI and LanzaTech, pursuant to which each AMCI Insider agreed, among other things, to: (i) vote all the AMCI Shares held by such AMCI Insider (a) in favor of each of the condition precedent proposals and (b) against a business combination not relating to the Business Combination and any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the other transactions contemplated by the Merger Agreement, (y) to the knowledge of such AMCI Insider, result in a material breach of any covenant, representation or warranty or other obligation or agreement of AMCI under the Merger Agreement or (z) result in a material breach of any covenant, representation or warranty or other obligation or agreement contained in the Sponsor Support Agreement; (ii) irrevocably waive any anti-dilution right or other protection with respect to the shares of Class B common stock that would result in the Class B common stock converting into Class A common stock at a ratio greater than one-for-one; and (iii) not to elect to redeem their respective shares of common stock of AMCI in connection with the Business Combination.
In addition, under the Sponsor Support Agreement, the AMCI Insiders agreed to forfeit, on a pro rata basis, the at-risk founder shares in the event that there is an excess redemption percentage of the issued and outstanding shares of Class A common stock. The number of at-risk founder shares to be so forfeited will be equal to the excess redemption percentage multiplied by two. However, the AMCI Insiders are permitted to enter into agreements with public stockholders whereby such public stockholders agree not to redeem their shares of Class A common stock in connection with the Business Combination. As an incentive for such agreement not to redeem, the AMCI Insiders may offer to transfer, at the closing of the Business Combination, some of their founder shares to such public stockholders. Pursuant to an amendment to the Sponsor Support Agreement entered into on December 7, 2022, the number of forfeited at-risk founder shares will be reduced by the number of such founder shares subject to transfer to AMCI public stockholders, but such reduction will be limited to 1,250,000 founder shares. For example, if 60% of the shares of Class A common stock are redeemed in connection with the Business Combination, there would be a 10% excess redemption percentage, meaning that 20% of the at-risk founder shares would potentially be forfeited, and such 20% will be reduced by the number of founder shares subject to transfer to the public stockholders (but by no more than 1,250,000 shares, even if more than 1,250,000 shares are subject to transfer to the public stockholders).
Registration Rights Agreement
AMCI and LanzaTech have agreed to a form Registration Rights Agreement that AMCI, the Sponsor, certain stockholders of AMCI, LanzaTech, and certain stockholders of LanzaTech will enter into at the Closing. Pursuant to the Registration Rights Agreement, New LanzaTech will grant the parties thereto certain customary registration rights with respect to shares of New LanzaTech Common Stock and New LanzaTech warrants.

In addition, the Registration Rights Agreement provides that the Sponsor, holders of all outstanding shares of Class B common stock, and certain holders of shares of LanzaTech capital stock will be subject to certain restrictions on transfer with respect to their shares of New LanzaTech Common Stock and New LanzaTech warrants. Such restrictions will end (i) with respect to the Sponsor and the holders of Class B common stock, on the earlier of (a) the date that is one year following the Closing, (b) such date upon which the closing price per share of New LanzaTech Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing at least 150 days after the Closing and (c) the date on which New LanzaTech completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Business Combination that results in all of New LanzaTech’s stockholders having the right to exchange their shares of New LanzaTech Common Stock for cash, securities or other property, and (ii) with respect to the holders of shares of LanzaTech capital stock, on the date that is six months following the Closing.
Related Party Loans and Advances
On January 29, 2021, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO (the “Note”). This loan was non-interest bearing, unsecured and payable upon the closing of the IPO. In addition to the Note, the Sponsor also paid certain administrative expenses and offering costs on behalf of the Company. These advances were due on demand and were non-interest bearing. The Company repaid the Note and advances in exchange for the issuance of private placement warrants.
In addition, in order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required on a non-interest basis, subject to the terms and conditions of the Merger Agreement. If the Company completes an initial business combination, it will repay these Working Capital Loans. In the event that an initial business combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except as set forth above, the terms of Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. On March 28, 2022, AMCI entered into a promissory note with its Sponsor, pursuant to which AMCI may borrow up to $1,500,000, related to ongoing expenses reasonably related to the business of AMCI and the consummation of the Business Combination. As of September 30, 2022 and December 31, 2021, there were no amounts outstanding under any Working Capital Loan.
Administrative Service Fee
Subsequent to the closing of the IPO, AMCI agreed to pay its Sponsor $10,000 per month for office space and secretarial and administrative services provided to members of the management team. Upon completion of an initial business combination or our liquidation, AMCI will cease paying these monthly fees. For the three months ended September 30, 2022 and 2021, AMCI incurred $30,000 and $20,000 of such fees, respectively, which are included as general and administrative fees — related party on AMCI's unaudited condensed statements of operations included elsewhere in this proxy statement/prospectus. For the nine months ended September 30, 2022 and for the period from January 28 (inception) through September 30, 2021, AMCI incurred $90,000 and $20,000 of such fees, respectively, which are included as general and administrative fees — related party on AMCI's unaudited condensed statements of operations included elsewhere in this proxy statement/prospectus.
LanzaTech
Private Placement
In connection with the execution of the Merger Agreement, AMCI entered into the Initial Subscription Agreements with certain PIPE Investors, pursuant to which such PIPE Investors agreed to purchase, and AMCI agreed to sell to such PIPE Investors, an aggregate of 12,500,000 shares of Class A common stock, for a purchase price of $10.00 per share and an aggregate purchase price of $125,000,000, in the Private Placement. Such aggregate number of shares and aggregate purchase price include 3,000,000 shares of Class A common stock to be issued to ArcelorMittal pursuant to the AM SAFE Note with LanzaTech, as a result of which such PIPE Investor will also enter into an Initial Subscription Agreement prior to the Closing.
AMCI also entered into the Additional Subscription Agreements with certain PIPE Investors pursuant to which AMCI agreed to issue and sell in a private placement an aggregate of 5,500,000 shares of Class A common stock to such PIPE Investors for $10.00 per share and an aggregate purchase price of $55,000,000. To date, PIPE Investors have agreed to purchase shares of Class A common stock for an aggregate purchase price of $180,000,000 in the Private Placement.
BASF, Future Solutions Investments, LLC, Guardians of New Zealand Superannuation, K One W One (No. 3) Ltd., Mitsui, and Primetals are each stockholders of LanzaTech or affiliates of stockholders of LanzaTech. Each of Mitsui and Guardians of New Zealand Superannuation has the right to appoint and elect, and each currently has appointed and elected, one director to LanzaTech’s board of directors. Certain affiliates of Future Solutions Investments, LLC have the right to appoint and elect, and currently have appointed and elected, two members of LanzaTech’s board of directors. All of the board appointment rights described in this paragraph are expected to terminate upon Closing.
LanzaTech and Mitsui are party to certain collaboration and investment agreements described in the section entitled “Information About LanzaTech — Key Collaboration Agreements.”
Mitsui, ArcelorMittal, BASF, Primetals, Oxy, SHV and Trafigura are commercial partners of LanzaTech.
The table below sets forth the number of shares of Class A common stock to be purchased by LanzaTech’s related parties:
Related Person	Shares of Class A Common Stock	Cash Purchase Price
Guardians of New Zealand Superannuation(1)	1,500,000	$15,000,000
Khosla Ventures(2)	1,000,000	$10,000,000
K One W One(3)	200,000	$2,000,000

(1)
Guardians of New Zealand Superannuation is the manager and administrator of the New Zealand Superannuation Fund.

(2)
Represents 1,000,000 shares of Class A common stock purchased by Future Solutions Investments, LLC for an aggregate purchase price of $10,000,000.

(3)
Represents 200,000 shares of Class A common stock purchased by K One W One (No. 3) Ltd. for an aggregate purchase price of $2,000,000.

LanzaTech Stockholder Support Agreement
In connection with the execution of the Merger Agreement, holders of 69.56% of the LanzaTech voting shares in the aggregate entered into the LanzaTech Stockholder Support Agreement, pursuant to which, among other things, they agreed to vote in favor of the adoption of the Merger Agreement and any other matters necessary or reasonably requested by AMCI or LanzaTech for consummation of the Business Combination.
Indemnification Agreements
It is anticipated that the New LanzaTech Board will, in connection with consummating the Business Combination, approve and direct New LanzaTech to enter into customary indemnification agreements with the persons intended to serve as directors and executive officers of New LanzaTech following the Business Combination.

Equity Financings
Series E Preferred Financing
In July 2019, LanzaTech issued and sold an aggregate of 3,149,745 shares of its Series E preferred stock (the “Series E Preferred”) at a purchase price of $22.859 per share, for an aggregate purchase price of $72.0 million.
Series E-1 Preferred Financing
In February 2020, LanzaTech issued and sold an aggregate of 2,034,212 shares of its Series E-1 preferred stock (the “Series E-1 Preferred”) at a purchase price of $22.859 per share, for an aggregate purchase price of $46.5 million.
Series F Preferred Financing
In December 2020, LanzaTech issued and sold an aggregate of 3,634,210 shares of its Series F preferred stock (the “Series F Preferred”) at a purchase price of $22.859 per share, for an aggregate purchase price of $83.1 million.
The following table summarizes the shares of Series E Preferred, Series E-1 Preferred and Series F Preferred acquired by LanzaTech’s directors, executive officers, or holders of more than 5% of LanzaTech’s capital stock, or any member of the immediate family of the foregoing persons, in the financing transactions described above.
Related Person	Series E Preferred	Series E-1 Preferred	Series F Preferred	Cash Purchase Price
Guardians of New Zealand Superannuation	—	1,312,394	—	$30,000,014.45
Sinopec Capital Co., Ltd.	—	—	3,634,210	$83,074,406.39
Related Stockholder Agreements
In connection with the financing transactions described above, LanzaTech entered into certain agreements with its stockholders. A brief description of the material terms of those agreements, as amended and restated at the time of its Series F preferred financing, are set forth below.
Amended and Restated Investors’ Rights Agreement
LanzaTech has entered into an amended and restated investors’ rights agreement (the “LanzaTech Investor Rights Agreement”) with the holders of the outstanding LanzaTech preferred stock, including the related parties described in “— Equity Financings” above. The LanzaTech Investor Rights Agreement generally provides these holders the right to demand that LanzaTech file a registration statement or request that their shares be covered by a registration statement LanzaTech is otherwise filing. The LanzaTech Investor Rights Agreement further provides these holders pro rata participation rights and, with respect to certain holders of LanzaTech preferred stock, information and inspection rights. To the extent the LanzaTech Investor Rights Agreement does not terminate in accordance with its terms, LanzaTech intends to terminate the agreement effective as of the Closing of the Business Combination.
Amended and Restated Right of First Refusal and Co-Sale Agreement
LanzaTech is a party to an amended and restated right of first refusal and co-sale agreement (the “LanzaTech RoFR”) with certain holders of its capital stock, including the related parties described in the chart above under “— Equity Financings.” Pursuant to the LanzaTech RoFR, (i) LanzaTech and the holders of the LanzaTech preferred stock have a right of first refusal in respect of certain transfers of LanzaTech capital stock by the stockholders party to the LanzaTech RoFR and (ii) the holders of LanzaTech preferred stock have a right of co-sale under certain circumstances in respect of certain shares of LanzaTech capital stock held by certain holders. To the extent the LanzaTech RoFR does not terminate in accordance with its terms, LanzaTech intends to terminate the agreement effective as of the Closing of the Business Combination.

Amended and Restated Voting Agreement
Pursuant to an amended and restated voting agreement (the “LanzaTech Voting Agreement”), certain holders of LanzaTech’s capital stock, including the related parties described in the chart above under “— Equity Financings,” have agreed to vote their shares in specified ways with respect to the election of the LanzaTech Board. Specifically, the stockholders that are party to the LanzaTech Voting Agreement have agreed to vote their respective shares to elect (i) two individuals designated by holders of at least a majority of LanzaTech’s Series A preferred stock, referred to as the Series A designees, (ii) one individual designated by holders of at least 75% of LanzaTech’s Series B preferred stock, referred to as the Series B designee, (iii) two individuals designated by certain holders of LanzaTech’s Series C preferred stock, referred to as the Series C designees, (iv) three individuals designated by certain holders of LanzaTech’s Series D preferred stock, referred to as the Series D designees, (v) one individual designated by a certain holder of the Series E preferred stock, referred to as the Series E designee, (vi) one individual designated by a certain holder of the Series F preferred stock, referred to as the Series F designee, (vii) two individuals designated by holders of at least a majority of the LanzaTech common stock, one of whom must be LanzaTech’s chief executive officer and one of whom must be Dr. Sean Simpson, and who collectively are referred to as the common designees, and (viii) up to two additional individuals who are independent and designated by holders of at least a majority of the LanzaTech preferred stock, voting as a single class on an as converted basis, referred to as the preferred designees.
The LanzaTech Voting Agreement also contains a drag-along provision. To the extent the LanzaTech Voting Agreement does not terminate in accordance with its terms, LanzaTech intends to terminate the agreement effective as of the Closing of the Business Combination, and none of LanzaTech’s stockholders will have any special rights regarding the election or designation of members of the New LanzaTech Board or the voting of the capital stock of New LanzaTech.
LanzaJet Shareholder Loan
On November 9, 2022, the Company and the other LanzaJet shareholders entered into the LanzaJet Note Purchase Agreement, pursuant to which FPF, a wholly owned subsidiary of LanzaJet, will issue, from time to time, the LanzaJet Notes in an aggregate principal amount of up to $147.0 million, comprised of approximately $113.5 million aggregate principal amount of 6.00% Senior Secured Notes due December 31, 2043 and $33.5 million aggregate principal amount of 6.00% Subordinated Secured Notes due December 31, 2043. The Company has committed to purchase $5.5 million of Subordinated Secured Notes in a funding expected to occur on May 1, 2023. The Senior Secured Notes are secured by a security interest over substantially all assets of FPF, and both the Senior Secured Notes and the Subordinated Secured Notes are secured by a security interest over all intellectual property owned or in-licensed by LanzaJet. LanzaJet also provides a guarantee of any costs and expenses required to complete the LanzaJet Freedom Pines Demonstration Facility and achieve commercial operation.
Each purchaser of LanzaJet Notes under the LanzaJet Note Purchase Agreement is also entitled to receive a warrant for the right to purchase 575 shares of common stock of LanzaJet for each $10,000 of Notes purchased by such purchaser (which, in the case of the Company, will be equal to a right to purchase 316,250 shares of common stock of LanzaJet).
The LanzaJet Note Purchase Agreement may be amended with the approval of holders of FPF and all of the holders of the LanzaJet Notes. Upon an event of default under the LanzaJet Note Purchase Agreement, each purchaser may accelerate its own LanzaJet Notes. Enforcement against the collateral securing the LanzaJet Notes requires the approval of certain holders as specified in the LanzaJet Notes.
Employment Agreements
LanzaTech has entered into employment agreements with each of its executive officers. These agreements provide for at-will employment for no specified period, and provide for an initial base salary and bonus target. LanzaTech has also entered into customary confidentiality, non-competition, and assignment of inventions agreements with each executive officer. Additional information regarding employment agreements with LanzaTech’s named executive officers is discussed above under the section entitled “Lanzatech’s Executive And Director Compensation — Executive Employment Agreements and Other Arrangements.”

Family Relationships
Freya Burton, Chief Sustainability Officer of LanzaTech, is married to Mark Burton, General Counsel of LanzaTech, and both are expected to continue to serve in such capacities for New LanzaTech after the Closing. There are no additional family relationships among the directors and executive officers of New LanzaTech.
Related Party Transactions Policy Following the Business Combination
Upon consummation of the Business Combination, it is anticipated that the New LanzaTech Board will adopt a written Related Party Transactions Policy that sets forth New LanzaTech’s policies and procedures regarding the identification, review, consideration and oversight of “related party transactions.” For purposes of New LanzaTech’s policy only, a “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New LanzaTech or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.
Transactions involving compensation for services provided to New LanzaTech as an employee, consultant or director will not be considered related party transactions under this policy. A “related person” is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New LanzaTech’s voting securities, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.
Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of New LanzaTech’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related party transaction to New LanzaTech’s audit committee (or, where review by New LanzaTech’s audit committee would be inappropriate, to another independent body of the New LanzaTech Board) for review. To identify related party transactions in advance, LanzaTech will rely on information supplied by New LanzaTech’s executive officers and directors and certain significant stockholders.
New LanzaTech’s audit committee will approve only those transactions that it determines are fair to New LanzaTech and in New LanzaTech’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain material U.S. federal income tax consequences of the Business Combination to (1) U.S. holders and Non-U.S. holders (each as defined below, and together, “holders”) of shares of Class A common stock (i) that hold New LanzaTech Common Stock following the adoption of the Proposed Charter in connection with the Business Combination or (ii) that elect to have their Class A common stock redeemed for cash if the Business Combination is completed and (2) holders of LanzaTech common stock. This discussion applies only to shares of Class A common stock or LanzaTech common stock, as applicable, that are held as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances, including consequences arising from the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to a holder subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:
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financial institutions or financial services entities;

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broker-dealers;

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insurance companies;

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dealers or traders subject to a mark-to-market method of tax accounting with respect to shares of Class A common stock or LanzaTech common stock;

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persons holding Class A common stock or LanzaTech common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to Class A common stock or LanzaTech common stock, as the case may be, being taken into account in an applicable financial statement;

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U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

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“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

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U.S. expatriates or former long-term residents of the United States;

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governments or agencies or instrumentalities thereof;

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regulated investment companies (RICs) or real estate investment trusts (REITs);

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persons that directly, indirectly or constructively own five percent or more (by vote or value) of Class A common stock or LanzaTech common stock;

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persons who received their shares of Class A common stock or LanzaTech common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

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the Sponsor or its members, affiliates, officers or directors;

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grantor trusts (for U.S. federal tax purposes);

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tax-exempt entities;

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tax-qualified retirement plans;

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

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foreign governments or international organizations; and

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U.S. holders of Class A common stock that hold such stock as Section 306 stock.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Class A common stock or LanzaTech common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Entities or arrangements treated as partnerships and their partners should consult their tax advisors with respect to the tax consequences to them of the Business Combination.
This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
Neither LanzaTech nor AMCI has sought, and neither expects to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination, if challenged, may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
For purposes of this discussion, a U.S. holder is a beneficial owner of (i) LanzaTech common stock or (ii) Class A common stock, as applicable, that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

A Non-U.S. holder is a beneficial owner of (i) LanzaTech common stock or (ii) Class A common stock, as applicable, who, or that is, for U.S. federal income tax purposes:
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a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

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a foreign corporation; or

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an estate or trust that is not a U.S. holder.

Each holder is urged to consult its tax advisor with respect to the application of U.S. federal tax laws to its particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
Tax Consequences of the Business Combination to Holders of LanzaTech Common Stock
Tax Consequences if the Merger Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code and/or as a Transaction governed by Section 351 of the Code
The parties intend for the Business Combination contemplated by the Merger Agreement to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The obligations of LanzaTech, AMCI and the Merger Sub to complete the Business Combination are not conditioned on the receipt of opinions from either Covington & Burling LLP or White & Case LLP to the effect that the Business Combination qualifies for such treatment, and the Business Combination may occur even if it does not so qualify. Neither LanzaTech nor AMCI has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the IRS will not assert, if such assertion were challenged, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of LanzaTech common stock is urged to consult its tax advisor with respect to the particular tax consequence of the Business Combination to such holder.
If the Business Combination qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, or, alternatively, qualifies for tax-deferred treatment under a different provision of the Code, such as Section 351 of the Code, each holder of LanzaTech common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon exchanging its LanzaTech common stock for New LanzaTech Common Stock.
The tax basis of the New LanzaTech Common Stock received by a holder of LanzaTech common stock generally will be the same as the tax basis of the LanzaTech common stock surrendered in exchange for the New LanzaTech Common Stock. The holder’s holding period for the shares of New LanzaTech Common Stock that it receives pursuant to the Business Combination generally will include its holding period for the shares of the LanzaTech common stock it surrenders.
If a holder acquired different blocks of LanzaTech common stock at different times or different prices, it is urged to consult its tax advisor regarding the manner its basis and holding period should be allocated among the particular shares of New LanzaTech Common Stock received in the Business Combination.
Tax Consequences if the Business Combination Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code or as a Transaction Governed by Section 351 of the Code
If the Business Combination contemplated by the Merger Agreement does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code and does not qualify as a transaction governed by Section 351 of the Code, then, for U.S. federal income tax purposes, a holder of LanzaTech common stock generally would be treated as selling its LanzaTech common stock in exchange for New LanzaTech Common Stock in a taxable transaction.
A U.S. holder who receives the consideration pursuant to the Business Combination generally would recognize capital gain or loss equal to the difference, if any, between (i) the fair market value, as determined for U.S. federal income tax purposes, of the New LanzaTech Common Stock received in the Business Combination in exchange for the LanzaTech common stock surrendered, and (ii) such U.S. holder’s adjusted tax basis in the LanzaTech common stock surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S. holder’s holding period for the LanzaTech common stock surrendered in the Business Combination exceeds one year as of the Closing Date. Long-term capital gains recognized by non-corporate holders (including individuals) generally will be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations under the Code. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of this loss.
The tax consequences to a Non-U.S. holder if the Business Combination is treated as a taxable sale of LanzaTech common stock by the Non-U.S. holder generally will be the same as described below under the section entitled “— Treatment of Redemption of Class A Common Stock to Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Class A Common Stock” with respect to the LanzaTech common stock surrendered. The Merger Agreement obligates LanzaTech to deliver a certificate to AMCI on the Closing Date that as of the date of the certificate, LanzaTech is not a United States real property holding corporation.
A holder’s initial tax basis in the New LanzaTech Common Stock received in the Business Combination in exchange for the LanzaTech common stock surrendered will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the Closing Date.
Adoption of the Proposed Charter
Holders of Class A common stock are not expected to recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Charter Proposals in connection with the Business Combination. It is expected that each such holder would have the same basis in its New LanzaTech Common Stock after the adoption of the Charter Proposals as that holder has in the corresponding Class A common stock immediately prior to the adoption of the Charter Proposals, and such holder’s holding period in the New LanzaTech Common Stock would include the holder’s holding period in the corresponding Class A common stock. Although the matter is not entirely clear, this discussion assumes that the adoption of the

Charter Proposals will not result in an exchange by the holders of Class A common stock for New LanzaTech Common Stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a reorganization for U.S. federal income tax purposes. The consequences to holders of a reorganization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.
The remainder of this discussion assumes that the adoption of the Charter Proposals will not result in an exchange for U.S. federal income tax purposes.
Redemption of Class A Common Stock
In the event that a holder’s shares of Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “The Special Meeting — Redemption Rights” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Class A common stock, a U.S. holder will be treated as described below under the section entitled “— Treatment of Redemption of Class A Common Stock to U.S. Holders — Taxation of Redemption Treated as a Sale of Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Treatment of Redemption of Class A Common Stock to Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Class A Common Stock.” If the redemption does not qualify as a sale of shares of Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— Treatment of Redemption of Class A Common Stock to U.S. Holders — Taxation of Redemption Treated as a Distribution” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Treatment of Redemption of Class A Common Stock to Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.”
Whether a redemption of shares of Class A common stock qualifies for sale treatment will depend largely on the total number of shares of AMCI’s stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any New LanzaTech Common Stock that a holder would directly or indirectly acquire pursuant to the Business Combination or the Private Placement) and stock owned by certain entities or individuals related to the redeemed holder relative to all AMCI shares outstanding both before and after the redemption. The redemption of Class A common stock generally will be treated as a sale of Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in AMCI or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.
In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of AMCI stock actually owned by the holder, but also shares of AMCI’s stock that are constructively owned by the holder under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which generally would include Class A common stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination or the Private Placement generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of AMCI’s outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of AMCI’s outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Class A common stock and the New LanzaTech Common Stock to be issued pursuant to the Business Combination or the Private Placement). There will be a complete termination of a holder’s interest if either (1) all of the shares of AMCI stock actually and constructively owned by the holder are redeemed or (2) all of the shares of AMCI stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of AMCI stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in AMCI. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in AMCI will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption of shares of Class A common stock will be treated as a corporate distribution to the redeemed holder, the tax effects to such a U.S. holder will be as described below under the section entitled “Treatment of Redemption of Class A Common Stock to U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Treatment of Redemption of Class A Common Stock to Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed Class A common stock will be added to the holder’s adjusted tax basis in its remaining AMCI stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.
Each holder should consult with its own tax advisors as to the tax consequences of a redemption.
Treatment of Redemption of Class A Common Stock to U.S. Holders
Taxation of Redemption Treated as a Distribution.   If a redemption of a U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from AMCI’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of AMCI’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of Class A common stock. Any remaining excess will be treated as gain realized on the sale of shares of Class A common stock and will be treated as described below under the section entitled “Taxation of Redemption Treated as a Sale of Class A Common Stock.”
Dividends paid to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Taxation of Redemption Treated as a Sale of Class A Common Stock.   If a redemption of a U.S. holder’s shares of Class A common stock is treated as a sale, as discussed above under the section entitled “— Redemption of Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders (including individuals) generally will be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations.
U.S. holders who hold different blocks of Class A common stock (shares of Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Treatment of Redemption of Class A Common Stock to Non-U.S. Holders
Taxation of Redemption Treated as a Distribution.   If a redemption of a Non-U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of AMCI’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, AMCI will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Class A common stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the Class A common stock, which will be treated as described below under the section entitled “Taxation of Redemption Treated as a Sale of Class A Common Stock.”
Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, AMCI or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, AMCI or the applicable withholding agent will likely withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s Class A common stock, unless (i) AMCI or the applicable withholding agent has established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “— Redemption of Class A Common Stock”). However, there can be no assurance that AMCI or any applicable withholding agent will establish such special certification procedures. If AMCI or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.
The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).

Taxation of Redemption Treated as a Sale of Class A Common Stock.   If a redemption of a Non-U.S. holder’s shares of Class A common stock is treated as a sale of Class A common stock, as discussed above under the section entitled “— Redemption of Class A Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:
•
the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•
such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•
AMCI is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held our Class A common stock and, in the case where shares of Class A common stock are “regularly traded on an established securities market,” (as such terms are defined under applicable Treasury Regulations, hereinafter referred to as “regularly traded”) the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of Class A common stock. There can be no assurance that Class A common stock are or have been treated as “regularly traded” for this purpose. It is unclear how the rules for determining the 5% threshold for this purpose would be applied with respect to Class A common stock, including how a Non-U.S. holder’s ownership of warrants impacts the 5% threshold determination with respect to Class A common stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder generally will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).
If the third bullet point above applies to a Non-U.S., holder gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, AMCI may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption if its Class A common stock is not treated as regularly traded on an established securities market for this purpose.
AMCI believes that it is not, and has not been at any time since its formation, a United States real property holding corporation and does not expect to be a United States real property holding corporation immediately after the Business Combination is completed. However, this is a factual determination and there can be no assurance regarding New LanzaTech’s future status as a United States real property holding corporation or regarding whether Class A common stock, AMCI’s warrants, New LanzaTech Common Stock, or New LanzaTech warrants will be considered to be “regularly traded.” Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.
Information Reporting and Backup Withholding
Payments of cash to a holder as a result of a redemption of Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
A holder of LanzaTech common stock that receives New LanzaTech Common Stock as a result of the Business Combination should retain records pertaining to the Business Combination, including records relating to the number of shares and the tax basis of such holder’s LanzaTech common stock. Each holder of LanzaTech common stock that is required to file a U.S. federal income tax return and that is a “significant holder” within the meaning of Treasury Regulations Section 1.368-3 that receives New LanzaTech Common Stock in the Business Combination will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth such holder’s tax basis in the LanzaTech common stock surrendered, the fair market value of the New LanzaTech Common Stock received in the Business Combination, and certain other information.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on Class A common stock. Thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued.
In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on a redemption of Class A common stock.

LEGAL MATTERS
White & Case LLP will pass upon the validity of the New LanzaTech Common Stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.
EXPERTS
The financial statements of AMCI Acquisition Corp. II as of December 31, 2021 and for the period from January 28, 2021 (inception) through December 31, 2021 appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, which contains an explanatory paragraph relating to substantial doubt about the ability of AMCI Acquisition Corp. II to continue as a going concern as described in Note 1 to the financial statements, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of LanzaTech NZ, Inc., as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, AMCI and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, AMCI will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that AMCI deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify AMCI of their requests by calling or writing AMCI at its principal executive offices 600 Steamboat Road, Greenwich, Connecticut 06830.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
The New LanzaTech Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The New LanzaTech Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement thereto) given by or at the direction of the New LanzaTech Board, (ii) otherwise brought before such meeting by or at the direction of the New LanzaTech Board or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (a) (1) was a record owner of shares of New LanzaTech both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the New LanzaTech Bylaws in all applicable respects or (b) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New LanzaTech’s annual meeting of stockholders, New LanzaTech’s secretary must receive the written notice at New LanzaTech’s principal executive offices:
•
not earlier than the 120th day; and

•
not later than the 90th day,

before the one-year anniversary of the preceding year’s annual meeting (which shall be deemed to have occurred on            , 2023).
In the event that no annual meeting was held in the previous year or New LanzaTech holds its annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be received by New LanzaTech’s secretary not earlier than the 120th day before the meeting and not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.
Accordingly, for New LanzaTech’s 2024 annual meeting, assuming the meeting is held on         , 2024, notice of a nomination or proposal must be delivered to New LanzaTech no later than         , 2024, and no earlier than         , 2024. Nominations and proposals also must satisfy other requirements set forth in the New LanzaTech bylaws.
Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2024 annual general meeting pursuant to Rule 14a-8, assuming the meeting is held on         , 2024, must be received at New LanzaTech’s principal office on or before         , 2024, and must comply with Rule 14a-8.
Stockholder Director Nominees
Our bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Charter. To nominate a director, the stockholder must provide the information required by our bylaws. In addition, the stockholder must give timely notice to New LanzaTech’s secretary in accordance with our bylaws, which (i) for an annual meeting, require that the notice be received by New LanzaTech’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals and (ii) for a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by New LanzaTech.

STOCKHOLDER COMMUNICATIONS
Stockholders and interested parties may communicate with the AMCI Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, Connecticut 06830. Following the Business Combination, such communications should be sent to New LanzaTech, Attn: Investor Relations, 8045 Lamon Avenue, Suite 400, Skokie, Illinois 60077, and electronic mail communications sent to investors@lanzatech.com. Each communication will be forwarded, depending on the subject matter, to the AMCI Board, the appropriate committee chairperson or all non-management directors, except for personal grievances, items unrelated to the functions of the board of directors or its committees, business solicitations, advertisements, and materials that are profane.

WHERE YOU CAN FIND MORE INFORMATION
AMCI has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to AMCI and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of AMCI’s or LanzaTech’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New LanzaTech will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. AMCI files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read AMCI’s or New LanzaTech’s SEC filings, including AMCI’s proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact AMCI by telephone or in writing:
AMCI Acquisition Corp. II
600 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 625-9200
You may also obtain these documents by requesting them in writing or by telephone from AMCI’s proxy solicitation agent at the following address and telephone number:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Telephone: (800) 662-5200
(Banks and brokers can call: (203) 658-9400)
Email: AMCI.info@investor.morrowsodali.com
If you are a stockholder of AMCI and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from AMCI, AMCI will mail them to you by first-class mail, or another equally prompt means.
This document is a prospectus of New LanzaTech and a proxy statement of AMCI for AMCI’s Special Meeting of stockholders. Neither LanzaTech nor AMCI has authorized anyone to give any information or make any representation about the Business Combination, New LanzaTech or AMCI that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that AMCI has incorporated by reference into this proxy statement/prospectus. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
AMCI ACQUISITION CORP. II
Page
Unaudited Condensed Financial Statements
Condensed Balance Sheets as of September 30, 2022 (Unaudited) and December 31, 2021	F-2
Unaudited Condensed Statements of Operations for the three months ended September 30, 2022 and
2021, for the nine months ended September 30, 2022 and for the period from January 28, 2021
(inception) through September 30, 2021
F-3
Unaudited Condensed Statements of Changes in Stockholders’ Equity (Deficit) for the three and nine months ended September 30, 2022, for the three months ended September 30, 2021 and for the period from January 28, 2021 (inception) through September 30, 2021
F-4
Unaudited Condensed Statements of Cash Flows for the nine months ended September 30, 2022 and for the period from January 28, 2021 (inception) through September 30, 2021	F-5
Notes to Unaudited Condensed Financial Statements	F-6
LANZATECH NZ, INC.
Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-67
Consolidated Balance Sheets as of December 31, 2021 and 2020	F-68
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2021 and 2020	F-69
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Shareholders’ Equity (Deficit) for the years ended December 31, 2021 and 2020	F-70
Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020	F-71
Notes to Consolidated Financial Statements	F-72

AMCI ACQUISITION CORP. II
CONDENSED BALANCE SHEETS
	September 30, 2022	December 31, 2021
	(unaudited)
Assets:
Current assets:
Cash	$7,302	$343,399
Prepaid expenses – current	277,812	337,534
Total current assets	285,114	680,933
Prepaid expenses – long-term	—	184,812
Investments held in trust account	150,969,468	150,006,015
Total Assets	$151,254,582	$150,871,760
Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$1,687,915	$85,534
Accrued expenses	1,356,763	229,733
Due to related party	736,123	49,723
Capital based tax payable	331,707	198,129
Franchise tax payable	149,639	188,237
Income tax payable	54,366	—
Total current liabilities	4,316,513	751,356
Deferred underwriting commissions	200,000	5,250,000
Derivative warrant liabilities	1,543,280	5,610,000
Total liabilities	6,059,793	11,611,356
Commitments and Contingencies (Note 5)
Class A common stock subject to possible redemption, $0.0001 par value; 15,000,000 shares issued and outstanding at $10.00 per share at redemption as of September 30, 2022 and December 31, 2021	150,293,649	150,000,000
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued or outstanding as of September 30, 2022 and December 31, 2021	—	—
Class A common stock, $0.0001 par value; 280,000,000 shares authorized; no non-redeemable shares issued or outstanding as of September 30, 2022 and December 31, 2021	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 3,750,000 shares issued and outstanding as of September 30, 2022 and December 31, 2021	375	375
Additional paid-in capital	—	—
Accumulated deficit	(5,099,235)	(10,739,971)
Total stockholders’ deficit	(5,098,860)	(10,739,596)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$151,254,582	$150,871,760
The accompanying notes are an integral part of these unaudited condensed financial statements.

AMCI ACQUISITION CORP. II
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
	For the Three Months Ended September 30, 2022	For the Three Months Ended September 30, 2021	For the Nine Months Ended September 30, 2022	For the Period from January 28, 2021 (inception) through September 30, 2021
General and administrative expenses	$876,343	$284,686	$3,677,205	$286,255
General and administrative expenses – related party	30,000	20,000	90,000	20,000
Capital base tax expense	75,797	—	183,578	—
Franchise tax expense	50,411	134,845	149,639	134,845
Loss from operations	(1,032,551)	(439,531)	(4,100,422)	(441,100)
Other income (expenses):
Change in fair value of derivative warrant liabilities	1,426,720	1,382,900	4,066,720	1,382,900
Gain from extinguishment of deferred underwriting commissions on public warrants	171,700	—	171,700	—
Offering costs allocated to derivative warrant liabilities	—	(476,450)	—	(476,450)
Income from investments held in trust account	733,042	2,178	972,453	2,178
Income (loss) before income tax expense	1,298,911	469,097	1,110,451	467,528
Income tax expense	54,366	—	54,366	—
Net income (loss)	$1,244,545	$469,097	$1,056,085	$467,528
Weighted average shares outstanding of Class A common stock, basic and diluted	15,000,000	9,130,435	15,000,000	3,428,571
Basic and diluted net income (loss) per share, Class A common stock	$0.07	$0.04	$0.06	$0.07
Weighted average shares outstanding of Class B common stock, basic and diluted	3,750,000	3,750,000	3,750,000	3,750,000
Basic and diluted net income (loss) per share, Class B common stock	$0.07	$0.04	$0.06	$0.07
The accompanying notes are an integral part of these unaudited condensed financial statements.

AMCI ACQUISITION CORP. II
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	—	$—	3,750,000	$375	$—	$(10,739,971)	$(10,739,596)
Net loss	—	—	—	—	—	(3,542,722)	(3,542,722)
Balance – March 31, 2022 (unaudited)	—	—	3,750,000	375	—	(14,282,693)	(14,282,318)
Net income	—	—	—	—	—	3,354,262	3,354,262
Balance – June 30, 2022 (unaudited)	—	—	3,750,000	375	—	(10,928,431)	(10,928,056)
Extinguishment of deferred underwriting commissions on public shares	—	—	—	—	4,878,300	—	4,878,300
Reclass from additional paid-in capital to retained earnings	—	—	—	—	(4,878,300)	4,878,300	—
Subsequent remeasurement of Class A common stock subject to possible redemption	—	—	—	—	—	(293,649)	(293,649)
Net income	—	—	—	—	—	1,244,545	1,244,545
Balance – September 30, 2022 (unaudited)	—	$—	3,750,000	$375	$—	$(5,099,235)	$(5,098,860)
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021 AND FOR THE PERIOD FROM JANUARY 28, 2021 (INCEPTION) THROUGH SEPTEMBER 30, 2021
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 28, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	4,312,500	431	24,569	—	25,000
Net loss	—	—	—	—	—	(1,126)	(1,126)
Balance – March 31, 2021 (unaudited)	—	—	4,312,500	431	24,569	(1,126)	23,874
Net loss	—	—	—	—	—	(443)	(443)
Balance – June 30, 2021 (unaudited)	—	—	4,312,500	431	24,569	(1,569)	23,431
Excess cash received over the fair value of the private warrants	—	—	—	—	1,085,000	—	1,085,000
Forfeited shares	—	—	(562,500)	(56)	56	—	—
Contribution from Sponsor upon sale of founder shares to Anchor Investors	—	—	—	—	6,509,758	—	6,509,758
Accretion of Class A common stock subject to possible redemption amount	—	—	—	—	(7,619,383)	(10,786,709)	(18,406,092)
Net income	—	—	—	—	—	469,097	469,097
Balance – September 30, 2021 (unaudited)	—	$—	3,750,000	$375	$—	$(10,319,181)	$(10,318,806)

(1)
This number includes up to 562,500 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5). On May 14, 2021, the Sponsor forfeited 718,750 shares of Class B common stock, resulting in the sponsor continuing to hold 4,312,500 shares of Class B common stock. All share and per-share amounts have been retroactively restated to reflect the share surrender.

The accompanying notes are an integral part of these unaudited condensed financial statements.

AMCI ACQUISITION CORP. II
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
	For the Nine Months Ended September 30, 2022	For the Period from January 28, 2021 (inception) through September 30, 2021
Cash Flows from Operating Activities:
Net loss	$1,056,085	$467,528
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by Sponsor in exchange for issuance of Class B common stock	—	1,000
Change in fair value of derivative warrant liabilities	(4,066,720)	(1,382,900)
Gain from extinguishment of deferred underwriting commission on public warrants	(171,700)	—
Offering costs allocated to derivative warrant liabilities	—	476,450
Income from investments held in the trust account	(972,453)	(2,178)
Changes in operating assets and liabilities:
Prepaid expenses	244,534	49,173
Accounts payable	1,602,381	3,000
Due to related party	686,400	19,723
Accrued expenses	1,127,030	138,034
Capital base tax payable	133,578	—
Franchise tax payable	(38,598)	134,845
Income tax payable	54,366	—
Net cash used in operating activities	(345,097)	(95,325)
Cash Flows from Investing Activities
Cash deposited in trust account	—	(150,000,000)
Investment income released from Trust Account	9,000	—
Net cash provided by investing activities	9,000	(150,000,000)
Cash Flows from Financing Activities:
Proceeds from note payable to related party	—	1,000
Proceeds received from initial public offering, gross	—	150,000,000
Proceeds received from private placement	—	852,416
Net cash provided by financing activities	—	150,853,416
Net change in cash	(336,097)	758,091
Cash – beginning of the period	343,399	—
Cash – end of the period	$7,302	$758,091
Supplemental disclosure of noncash activities:
Offering costs included in notes payable	$—	$1,968,784
Offering costs included in accrued expenses	$—	$30,000
Offering costs paid by Sponsor in exchange for issuance of Class B common stock	$—	$24,000
Prepaid expenses paid by related party under note payable and advances	$—	$677,800
Repayment of note payable and advances by Sponsor in exchange for issuance of private placement warrants	$—	$2,647,584
Deferred underwriting commissions in connection with the initial public offering	$—	$5,250,000
Value of Class B common stock transferred to Anchor Investors at initial public offering	$—	$6,509,758
Extinguishment of deferred underwriting commissions on public shares	$4,878,300	$—
The accompanying notes are an integral part of these unaudited condensed financial statements.

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Note 1 — Description of Organization and Business Operations
AMCI Acquisition Corp. II (the “Company”) is a blank check company incorporated as a Delaware corporation on January 28, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “business combination”).
As of September 30, 2022, the Company has neither engaged in any operations nor generated any revenues. All activity to date relates to the Company’s formation and the initial public offering (as defined below), described below and since the initial public offering, its search for a business combination target. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the initial public offering and from changes in the fair value of its derivative warrant liabilities, if applicable. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is AMCI Sponsor II LLC, a Delaware limited liability company (the “Sponsor”).
The registration statement for the Company’s initial public offering was declared effective on August 3, 2021 (the “effective date”). On August 6, 2021, the Company consummated its initial public offering (the “initial public offering”) of 15,000,000 units (the “units”). Each unit consists of one Class A common stock of the Company, par value $0.0001 per share (the “Class A common stock”), and one-half of one redeemable warrant of the Company (the “warrant”), each whole warrant entitling the holder thereof to purchase one Class A common stock for $11.50 per share. The units were sold at a price of $10.00 per unit, generating gross proceeds to the Company of $150,000,000, which is discussed in Note 3.
Simultaneously with the closing of the initial public offering, the Company completed the private sale of an aggregate of 3,500,000 warrants (the “private placement warrants”) to the Sponsor at a purchase price of $1.00 per private placement warrant, generating gross proceeds to the Company of $3,500,000. The private placement warrants are identical to the warrants sold in the initial public offering, except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by the Company, (ii) may not (including the Class A common stock issuable upon exercise of such private placement warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of the Company’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. No underwriting discounts or commissions were paid with respect to such sales.
As the initial public offering includes two instruments, Class A common stock and warrants, and as the warrants are classified as a financial liability, it is necessary to allocate the gross proceeds between Class A common stock and warrants. The Company adopted the residual method to allocate the gross proceeds between Class A common stock and warrants based on their relative fair values. The gross proceeds were first allocated to the fair value of the warrants and the residual amount was allocated to the Class A common stock. The percentage derived from this allocation was used to allocate the deferred offering costs between Class A common stock and warrants. Issuance costs allocated to the warrants were expensed to the Company’s unaudited condensed statements of operations.
Transaction costs of the initial public offering amounted to $13,782,542 and consisted of $1,500,000 of underwriting discount, $5,250,000 of deferred underwriting discount, $6,509,758 in fair value of Class B common stock issued to Anchor Investors, and $522,784 of other offering costs.
A total of $150,000,000 was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “trust account”).
The Company must complete one or more initial business combination having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the amount of deferred

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underwriting discounts held in trust and taxes payable on the income earned on the trust account) at the time of the signing a definitive agreement in connection with the initial business combination. However, the Company will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a business combination successfully.
Upon the closing of the initial public offering, management has agreed that an amount equal to at least $10.00 per unit sold in the initial public offering, including the proceeds of the private placement warrants, will be held in a trust account, located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will invest only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the trust account that may be released to the Company to pay taxes, if any, the proceeds from the initial public offering and the sale of the private placement warrants will not be released from the trust account until the earliest of (i) the completion of initial business combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete an initial business combination by August 6, 2023, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company has not consummated an initial business combination by August 6, 2023 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.
The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial business combination either (i) in connection with a stockholder meeting called to approve the business combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed business combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem all or a portion of their public shares upon the completion of the initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the representative of the underwriters.
The shares of common stock subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the initial public offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a business combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the business combination.
The Company will have only 24 months from the closing of the initial public offering to complete the initial business combination (the “Combination Period”). However, if the Company is unable to complete the initial business combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business

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days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of the initial business combination, (ii) waive their redemption rights with respect to any founder shares and public shares they hold in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, (iii) waive their rights to liquidating distributions from the trust account with respect to any founder shares they hold if the Company fails to complete the initial business combination within the Combination Period, and (iv) vote their founder shares and any public shares purchased during or after the initial public offering in favor of the initial business combination.
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party (other than the Company’s independent registered public accounting firm) or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable), nor will it apply to any claims under the Company’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging

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NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed financial statements with those of another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Risks and Uncertainties
Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 (the “IR Act”), which, among other things, imposes a new 1% U.S. federal excise tax on certain repurchases of stock by “covered corporations” (which include publicly traded domestic (i.e., U.S.) corporations) beginning in 2023, with certain exceptions (the “Excise Tax”). The Excise Tax is imposed on the repurchasing corporation itself, not its stockholders from which the stock is repurchased. Because we are a Delaware corporation and our securities are trading on Nasdaq, we are a “covered corporation” for this purpose. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the Excise Tax. The U.S. Department of the Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of the Excise Tax; however, no guidance has been issued to date. It is uncertain whether, and/or to what extent, the Excise Tax could apply to any repurchase by us of our common stock or in the event of our liquidation, in each instance after December 31, 2022, including any redemptions in connection with an initial business combination or in the event we do not consummate an initial business combination by August 6, 2023.
Proposed Business Combination
On March 8, 2022, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and LanzaTech NZ, Inc., a Delaware corporation (“LanzaTech”). The transactions contemplated by the Merger Agreement are referred to herein as the “Proposed Business Combination.” The time of the closing of the Proposed Business Combination is referred to herein as the “Closing.”
If the Proposed Business Combination is approved by the Company’s stockholders and LanzaTech’s stockholders, and the closing conditions in the Merger Agreement are satisfied or waived, then, among other things, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware General Corporation Law, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the Merger as the Company’s wholly owned subsidiary (the “Merger”). In connection with the consummation of the Merger, the Company will be renamed “LanzaTech Global, Inc.” and is referred to herein as “New LanzaTech” as of the time following such change of name.
Under the Merger Agreement, the Company has agreed to acquire all of the outstanding equity interests of LanzaTech for consideration consisting of equity interests of New LanzaTech valued at

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NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
$1,817,000,000 in the aggregate. The consideration to be paid to holders of shares of LanzaTech capital stock will be shares of common stock of New LanzaTech (“New LanzaTech Common Stock”), valued at $10.00 per share, to be paid at the closing of the Merger. The number of shares of New LanzaTech Common Stock payable in the Merger in respect of each share of LanzaTech capital stock (each, a “LanzaTech Share”) will be determined based on the exchange ratio (the “Exchange Ratio”), and certain corresponding adjustments, in each case as set forth in the Merger Agreement.
Pursuant to the Merger Agreement, at Closing: (i) each warrant to purchase LanzaTech Shares (each, a “LanzaTech Warrant”) that is outstanding and unexercised immediately prior to Closing and would automatically be exercised or exchanged in full in accordance with its terms by virtue of the occurrence of the Merger, will be so automatically exercised or exchanged in full for the applicable LanzaTech Shares, and each such LanzaTech Share will be treated as being issued and outstanding immediately prior to Closing and will be canceled and converted into the right to receive the applicable shares of New LanzaTech Common Stock; and (ii) each LanzaTech Warrant that is outstanding and unexercised immediately prior to the Closing and is not automatically exercised in full as described in clause (i) will be converted into a warrant to purchase shares of New LanzaTech Common Stock, in which case (a) the number of shares underlying such New LanzaTech warrant (each, a “New LanzaTech Warrant”) will be determined by multiplying the number of LanzaTech Shares subject to such warrant immediately prior to Closing, by the Exchange Ratio and (b) the per share exercise price of such New LanzaTech Warrant will be determined by dividing the per share exercise price of such LanzaTech Warrant immediately prior to the Effective Time by the Exchange Ratio, except that in the case of certain warrants specified in the Merger Agreement, such exercise price will be $10.00.
Pursuant to the Merger Agreement, at Closing, each option to purchase LanzaTech Shares (each, a “LanzaTech Option”) will be converted into an option to purchase a number of shares of New LanzaTech Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of LanzaTech Shares subject to such LanzaTech Option multiplied by (ii) the Exchange Ratio. The exercise price of such New LanzaTech option will be equal to the quotient of (a) the exercise price per share of such LanzaTech Option in effect immediately prior to the Effective Time divided by (b) the Exchange Ratio (and as so determined, this exercise price will be rounded up to the nearest full cent).
Pursuant to the Merger Agreement, at Closing, each award of restricted shares of LanzaTech common stock (each, a “LanzaTech RSA”) that is outstanding immediately prior to the Effective Time will be converted into an award of restricted shares of New LanzaTech Common Stock (each, a “New LanzaTech RSA”) on the same terms and conditions as were applicable to such LanzaTech RSA immediately prior to the Effective Time, except that such New LanzaTech RSA will relate to a number of shares of New LanzaTech Common Stock equal to the number of LanzaTech Shares subject to such LanzaTech RSA, multiplied by the Exchange Ratio.
The closing of the Merger is subject to certain customary conditions, including, among others, (i) adoption by AMCI’s stockholders and LanzaTech’s stockholders of the Merger Agreement and their approval of certain other actions related to the Proposed Business Combination, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable to the transactions contemplated by the Merger Agreement and any ancillary agreements, in each case under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act with respect to the shares of New LanzaTech Common Stock to be paid as consideration in the Merger, (iv) there being no government order or law enjoining, prohibiting or making illegal the consummation of the Merger or the transactions contemplated by the Merger Agreement, (v) AMCI having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) after giving effect to any payments required to be made in connection with the redemption of AMCI’s public shares and the proceeds from the Subscription Agreements described below, (vi) AMCI having at least $230,000,000 of cash at the closing of the Merger, consisting of cash held in AMCI’s trust account after taking into account any redemption of AMCI’s public shares, and the proceeds from the Subscription Agreements described below, net of transaction expenses of AMCI and LanzaTech, and

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(vii) the listing on Nasdaq of the shares of New LanzaTech Common Stock issued in connection with the Proposed Business Combination.
Liquidity and Going Concern
As of September 30, 2022, the Company had approximately $7,000 in its operating bank account and a working capital deficit of approximately $3.5 million, not taking into account tax obligations of approximately $536,000 that may be paid from income from investments held in the trust account.
The Company’s liquidity needs up to September 30, 2022 have been satisfied through a contribution of $25,000 from the Sponsor to cover for certain offering costs in exchange for the issuance of Founder Shares, and a loan and advances from the Sponsor pursuant to the Note (as defined in Note 4). Subsequent to the initial public offering, net proceeds from the private placement of $0.9 million were placed in the operating account for working capital purposes. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 4). On March 28, 2022, the Company entered into a noninterest-bearing Working Capital Loan with its Sponsor for the principal amount of up to $1.5 million. As of September 30, 2022 and December 31, 2021, there were no amounts outstanding under any Working Capital Loan.
In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition, and the mandatory liquidation and subsequent dissolution that will be required if the Company does not complete a business combination before August 6, 2023 raises substantial doubt about the Company’s ability to continue as a going concern. Although Management expects that it will be able to raise additional capital to support its planned activities and complete a business combination on or prior to August 6, 2023, it is uncertain whether it will be able to do so. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after August 6, 2023. The condensed financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. The Company intends to complete a business combination before the mandatory liquidation date. Over this time period, the Company will be using the funds outside of the trust account for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the business combination.
Note 2 — Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022 or any future period.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2022.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation

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NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
coverage limit of $250,000. As of September 30, 2022 and December 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of September 30, 2022 and December 31, 2021.
Use of Estimates
The preparation of unaudited condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of income and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Investments Held in the Trust Account
The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the trust account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the trust account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income on investments held in the trust account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the trust account are determined using available market information.
Financial Instruments
The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurement,” equal or approximate the carrying amounts represented in the condensed balance sheets.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets; and

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

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•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Offering Costs Associated With Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the initial public offering that were directly related to the initial public offering. Offering costs were allocated to the separable financial instruments issued in the initial public offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the unaudited condensed statements of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the shares of Class A common stock upon the completion of the initial public offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Common Stock Shares Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of the initial public offering, 15,000,000 shares of Class A common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity (deficit) section of the Company’s condensed balance sheets.
Under ASC 480-10-S99, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of the reporting period. This method would view the end of the reporting period as if it were also the redemption date of the security. Effective with the closing of the initial public offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Derivative Financial Instruments
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The public warrants and the private placement warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period until they

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NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
are exercised. The initial fair value of the public warrants issued in connection with the initial public offering was estimated using a Monte-Carlo simulation model. The fair value of the public warrants as of September 30, 2022 and as of December 31, 2021 is based on observable listed prices for such warrants. The fair value of the private placement warrants as of September 30, 2022 and as of December 31, 2021 is determined using a Black-Scholes option pricing model. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in period, disclosure and transition. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s effective tax rate was 0.88% and 0.91% for the three and nine months ended September 30, 2022, respectively, and 0.00% for the three months ended September 30, 2021 and the period from January 28, 2021 (inception) through September 30, 2021. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended September 30, 2022, the three months ended September 30, 2021 and the period from January 28, 2021 (inception) through September 30, 2021 due primarily to changes in fair value of derivative warrant liabilities, non-taxable gains on the settlement of deferred underwriting commissions, and the valuation allowance on the deferred tax assets.
Net Income (Loss) Per Share Of Common Stock
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period.
The calculation of diluted net income (loss) does not consider the effect of the warrants underlying the units sold in the initial public offering and the private placement warrants to purchase an aggregate of 11,000,000 shares of Class A common stock in the calculation of diluted income (loss) per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share for the three and nine months ended September 30, 2022 and for the three months ended September 30, 2021 and for the period from January 28, 2021 (inception) through September 30, 2021. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

AMCI ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share for each class of common stock:
	For the Three Months Ended September 30, 2022		For the Three Months Ended September 30, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per common share:
Numerator:
Allocation of net income	$995,636	$248,909	$332,524	$136,573
Denominator:
Basic and diluted weighted average common shares outstanding	15,000,000	3,750,000	9,130,435	3,750,000
Basic and diluted net income per common share	$0.07	$0.07	$0.04	$0.04
	For the Nine Months Ended September 30, 2022		For the Period from January 28, 2021 (inception) through September 30, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per common share:
Numerator:
Allocation of net income	$844,868	$211,217	$223,297	$244,231
Denominator:
Basic and diluted weighted average common shares outstanding	15,000,000	3,750,000	3,428,571	3,750,000
Basic and diluted net income per common share	$0.06	$0.06	$0.07	$0.07
Recent Accounting Pronouncements
In June 2022, the FASB issued ASU 2022-03, ASC Subtopic 820 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is still evaluating the impact of this pronouncement on the condensed financial statements.
The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.
Note 3 — Initial Public Offering
On August 6, 2021, the Company consummated its initial public offering of 15,000,000 units, at an offering price of $10.00 per unit, generating gross proceeds of $150.0 million, and incurring offering costs of approximately $13.8 million, inclusive of $1.5 million of underwriting discount, approximately $5.3 million in deferred underwriting commissions, approximately $6.5 million in fair value of Class B common stock issued to Anchor Investors, and approximately $0.5 million in other offering costs. Each whole warrant

AMCI ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8). Certain qualified institutional buyers or institutional accredited investors (the “Anchor Investors”) purchased 15,480,000 units in the initial public offering. None of the Anchor Investors are affiliated with any member of the Company’s management.
The underwriters had a 45-day option from the date of the underwriting agreement (August 3, 2021) to purchase up to an additional 2,250,000 units to cover over-allotments. On September 17, 2021, the over-allotment option expired unexercised, resulting in 562,500 shares of Class B common stock that were subject to forfeiture to be forfeited.
Note 4 — Related Party Transactions
Founder Shares
On January 29, 2021, the Sponsor paid $25,000, or approximately $0.005 per share, to cover certain offering costs in consideration for 5,031,250 shares of Class B common stock, par value $0.0001. In March 2021, the Sponsor transferred all of the founder shares it held to members of the Company’s board of directors, management team, and persons or entities affiliated with AMCI Group (the “initial shareholders”). Such shares were fully paid. On May 14, 2021, the Sponsor surrendered 718,750 founder shares to the Company for no consideration, resulting in the Sponsor owning 4,312,500 founder shares. Up to 562,500 of the founder shares will be forfeited depending on the extent to which the underwriters’ over-allotment is exercised. On September 17, 2021, the over-allotment option expired unexercised, resulting in 562,500 of the founder shares being forfeited.
In exchange for the Anchor Investors’ participation in the initial public offering as described in Note 3, the Sponsor sold a total of 780,000 founder shares to the Anchor Investors. The Company determined that the fair value of these founder shares was approximately $6.5 million (or approximately $8.35 per share) using a Monte Carlo simulation. The Company recognized the excess fair value of these founder shares, over the price sold to the Anchor Investors, as an expense of the initial public offering resulting in a charge against the carrying value of Class A common stock subject to possible redemption.
The initial stockholders have agreed not to transfer, assign or sell any of their founder shares and any Class A common stocks issuable upon conversion thereof until the earlier to occur of: (A) one year after the completion of the initial business combination and (B) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the Company’s initial business combination that results in all of the Company’s stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the “Lock-up”). Any permitted transferees will be subject to the same restrictions and other agreements of the company’s initial stockholders with respect to any founder shares. Notwithstanding the foregoing, the founder shares will be released from the Lock-up if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the company’s initial business combination.
Private Placement
Simultaneously with the closing of the initial public offering, the Company’s Sponsor has purchased an aggregate of 3,500,000 private placement warrants, each exercisable to purchase one Class A common stock at $11.50 per share, at a price of $1.00 per warrant, or $3,500,000 in the aggregate.
The private placement warrants will not be redeemable by the Company so long as they are held by the initial purchasers or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than initial purchasers or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included

AMCI ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
in the units being sold in the initial public offering. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the initial public offering.
If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold in the initial public offering.
Related Party Loans and Advances
On January 29, 2021, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the initial public offering (“Note”). This loan was non-interest bearing, unsecured and payable upon the closing of the initial public offering. In addition to the Note, the Sponsor of the Company also paid certain administrative expenses and offering costs on behalf of the Company. These advances were due on demand and were non-interest bearing. The Company repaid the note payable and advances in exchange for the issuance of private placement warrants.
Working Capital Loans
In addition, in order to finance transaction costs in connection with an intended business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required on a non-interest basis (“Working Capital Loans”). If the Company completes the initial business combination, it will repay the Working Capital Loans. In the event that the initial business combination does not close, the Company may use a portion of the working capital held outside the trust account to repay the Working Capital Loans but no proceeds from the trust account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except as set forth above, the terms of Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. On March 28, 2022, the Company entered into a noninterest-bearing Working Capital Loan with its Sponsor for the principal amount of up to $1.5 million. As of September 30, 2022 and December 31, 2021, the Company had no borrowings under the Working Capital Loans.
Administrative Service Fee
Subsequent to the closing of the initial public offering, the Company will pay its Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of the management team. Upon completion of the initial business combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three months ended September 30, 2022 and 2021, the Company incurred $30,000 and $20,000, respectively, of such fees, included as general and administrative fees — related party on the accompanying unaudited condensed statements of operations. For the nine months ended September 30, 2022 and for the period from January 28, 2021 (inception) through September 30, 2021, the Company incurred $90,000 and $20,000, respectively, of such fees, included as general and administrative fees — related party on the accompanying unaudited condensed statements of operations. As of September 30, 2022 and December 31, 2021, approximately $90,000 and $50,000, respectively, of such fees were included in due to related party on the accompanying condensed balance sheets.
The Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, directors, officers or directors of the Company, or any of their affiliates. As of September 30, 2022

AMCI ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
and December 31, 2021, there were approximately $596,000 and $0, respectively, of such fees included as due to related party on the accompanying condensed balance sheets.
Note 5 — Commitments and Contingencies
Registration Rights
The holders of the (i) founder shares, which were issued in a private placement prior to the closing of the initial public offering, (ii) private placement warrants, which were issued in a private placement simultaneously with the closing of the initial public offering and the shares of Class A common stock underlying such private placement warrants and (iii) private placement warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them prior to the consummation of the initial business combination pursuant to a registration rights agreement to be signed prior to or on the effective date of the initial public offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. In addition, the Anchor Investors will, upon receipt of their founder shares, execute a registration rights agreement with respect to their founder shares.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of the underwriting agreement to purchase up to an additional 2,250,000 units to cover over-allotments, if any. On September 17, 2021, the over-allotment option expired unexercised, resulting in the forfeiture of 562,500 shares of founder shares.
The underwriters were paid an underwriting discount of one percent (1%) of the gross proceeds of the initial public offering, or $1,500,000. Additionally, in connection with the initial public offering, the Company agreed to pay the underwriters a deferred underwriting fee of 3.5% of the gross proceeds, or $5,250,000, of the initial public offering upon the completion of the Company’s initial business combination. On September 29, 2022, as discussed further below, Evercore Group L.L.C., (“Evercore”) the representative of the underwriters of the initial public offering, waived its deferred underwriting fee that accrued from its participation in the initial public offering. The Company recognized approximately $4.9 million of the commissions waiver as a reduction to additional paid-in capital in the condensed statements of changes in stockholders’ deficit for the three and nine months ended September 30, 2022, as this portion represents an extinguishment of deferred underwriting commissions on public shares which was originally recognized in accumulated deficit. The remaining balance of approximately $172,000 is recognized as a gain from extinguishment of deferred underwriting commissions on public warrants in the condensed statements of operations, which represents the original amount expensed in the Company’s initial public offering.
On September 27, 2022 and September 29, 2022, the Company received notice and a formal letter, respectively, from Evercore Group, L.L.C., an underwriter in the Company’s initial public offering, advising that it had, among other things, (i) resigned from and ceased or refused to act in, its roles as co-placement agent, co-capital markets advisor and exclusive financial advisor to the Company in connection with the Merger and as underwriter in the Company’s initial public offering and (ii) waived its right to receive an aggregate of $13,050,000 in fees, all of which were contingent upon and payable upon the closing of the Merger, consisting of $500,000 for its role as co-placement agent, $7,500,000 for its role as exclusive financial advisor and $5,050,000 of deferred underwriting fees accrued from its participation in the Company’s initial public offering, as well as any expense reimbursements owed to it under those arrangements.
Note 6 — Class A Common Stock Subject to Possible Redemption
The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized

AMCI ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
to issue 280,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 15,000,000 shares of Class A common stock outstanding subject to possible redemption and are classified outside of permanent equity in the condensed balance sheets.
The Class A common stock subject to possible redemption reflected on the condensed balance sheets is reconciled in the following table:
Gross proceeds	$150,000,000
Less:
Amount allocated to public warrants	(5,100,000)
Class A common stock issuance costs	(13,306,092)
Plus:
Accretion of carrying value to redemption value	18,406,092
Class A common stock subject to possible redemption, December 31, 2021	150,000,000
Subsequent remeasurement of Class A common stock subject to possible redemption	293,649
Class A common stock subject to possible redemption, September 30, 2022	$150,293,649
Note 7 — Stockholders’ Equity (Deficit)
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and provides that shares of preferred stock may be issued from time to time in one or more series. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. As of September 30, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 280,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of September 30, 2022 and December 31, 2021, there were 15,000,000 shares of Class A common stock issued and outstanding, all of which were subject to possible redemption and are classified as temporary equity (see Note 6).
Class B Common Stock — The Company is authorized to issue 20,000,000 Class B common stock with a par value of $0.0001 per share. As of September 30, 2022 and December 31, 2021, there were 3,750,000 shares of Class B common stock issued and outstanding (see Note 4).
Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the Delaware General Corporation Law (“DGCL”) or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.
The Class B common stock will automatically convert into shares of Class A common stock concurrently with or immediately following the consummation of the initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial business combination, the number of shares of Class A common stock issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common

AMCI ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of working capital loans, provided that such conversion of founder shares will never occur on a less than one-for-one basis.
Note 8 — Warrants
As of September 30, 2022 and December 31, 2021, in connection with the initial public offering, the Company has 7,500,000 public warrants and 3,500,000 private placement warrants outstanding.
Each whole warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the initial business combination, provided that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The warrants will expire five years after the completion of the Company’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial business combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company do not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Stockholders’ Warrants —

AMCI ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of our Class A common stock except as otherwise described below; and

•
if, and only if, the closing price of our Class A common stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Stockholders’ Warrants —  Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

In addition, if (x) the Company issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummate the initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
Note 9 — Fair Value Measurements
The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy:
September 30, 2022
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in trust account	$150,969,468	$—	$—
Liabilities:
Derivative liabilities – public warrants	$1,050,000	$—	$—
Derivative liabilities – private placement warrants	$—	$—	$493,280

AMCI ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
December 31, 2021
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in trust account	$150,006,015	$—	$—
Liabilities:
Derivative liabilities – public warrants	$3,825,000	$—	$—
Derivative liabilities – private placement warrants	$—	$—	$1,785,000
Transfers to/from Levels 1, 2 and 3 are recognized at the beginning of the reporting period. The estimated fair value of public warrants was transferred from a Level 3 fair value measurement to a Level 1 measurement, when the public warrants were separately listed and traded in September 2021. There were no other transfers between levels in the nine months ended September 30, 2022 and in the period from January 28, 2021 (inception) through December 31, 2021.
Level 1 assets include investments in mutual funds invested in U.S. government securities and derivative warrant liabilities (public warrants). The Company uses inputs such as actual trade data, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.
For periods where no observable traded price is available, the fair value of the public warrants has been estimated using a Monte-Carlo simulation model and the private placement warrants has been estimated using a Black-Scholes option pricing model. For periods subsequent to the detachment of the public warrants from the units, the fair value of the public warrants is based on the observable listed price for such warrants. The estimated fair value of the public and private placement warrants, prior to the public warrants being traded in an active market, was determined using Level 3 inputs. Inherent in a Monte-Carlo simulation and Black-Scholes option pricing model are assumptions related to the unit price, expected volatility, risk-free interest rate, term to expiration, and dividend yield. The unit price is based on the publicly traded price of the units as of the measurement date. The Company estimated the volatility for the public and private placement warrants based on the implied volatility from the traded prices of warrants issued by other special purpose acquisition companies. The risk-free interest rate is based on interpolated U.S. Treasury rates, commensurate with a similar term to the public and private placement warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. Finally, the Company does not anticipate paying a dividend. Any changes in these assumptions can change the valuation significantly.
For the three months ended September 30, 2022 and 2021, the Company recognized a change to the statement of operations resulting from a decrease (increase) in the fair value of liabilities of approximately $1.4 million and $1.4 million, respectively, presented as change in fair value of derivative warrant liabilities on the accompanying statements of operations. For the nine months ended September 30, 2022 and for the period from January 28, 2021 (inception) through September 30, 2021, the Company recognized a change to the statement of operations resulting from a decrease (increase) in the fair value of liabilities of approximately $4.1 million and $1.4 million, respectively, presented as change in fair value of derivative warrant liabilities on the accompanying statements of operations.

AMCI ACQUISITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:
	As of September 30, 2022	As of December 31, 2021
Exercise price	$11.50	$11.50
Volatility	5.8%	9.6%
Stock price	$9.79	$9.66
Remaining term (years)	5.19	5.75
Risk-free rate	3.97%	1.32%
The change in the fair value of the derivative warrant liabilities, measured using Level 3 inputs, for the three and nine months ended September 30, 2022 is summarized as follows:
Derivative warrant liabilities at December 31, 2021	$1,785,000
Change in fair value of derivative liabilities	245,000
Derivative warrant liabilities at March 31, 2022	2,030,000
Change in fair value of derivative liabilities	(1,085,000)
Derivative warrant liabilities at June 30, 2022	945,000
Change in fair value of derivative liabilities	(451,720)
Derivative warrant liabilities at September 30, 2022	$493,280
Note 10 — Subsequent Events
On October 18, 2022, the Company entered into additional subscription agreements (the “Subscription Agreements”) with certain accredited investors (collectively, the “Additional PIPE Investors”), pursuant to which, among other things, the Company agreed to issue and sell, in a private placement to close immediately prior to the closing of the Merger, an aggregate of 5,500,000 shares of Class A common stock at a purchase price of $10.00 per share to the Additional PIPE Investors.
The Company evaluated subsequent events and transactions that occurred up to the date the unaudited condensed financial statements were issued. Based upon this review and except in the case of the foregoing, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
AMCI Acquisition Corp. II
Opinion on the Financial Statements
We have audited the accompanying balance sheet of AMCI Acquisition Corp. II (the “Company”) as of December 31, 2021, the related statements of operations, changes in stockholders’ deficit and cash flows for the period from January 28, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from January 28, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2021 are not sufficient to complete its planned activities for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
New York, NY
March 25, 2022

AMCI ACQUISITION CORP. II
BALANCE SHEET
DECEMBER 31, 2021
Assets:
Current assets:
Cash	$343,399
Prepaid expenses – current	337,534
Total current assets	680,933
Prepaid expenses – long-term	184,812
Investments held in trust account	150,006,015
Total Assets	$150,871,760
Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$85,534
Accrued expenses	229,733
Due to related party	49,723
Capital based tax payable	198,129
Franchise tax payable	188,237
Total current liabilities	751,356
Deferred underwriting commissions	5,250,000
Derivative warrant liabilities	5,610,000
Total liabilities	11,611,356
Commitments and Contingencies (Note 5)
Class A common stock subject to possible redemption, $0.0001 par value; 15,000,000 shares issued and outstanding at $10.00 per share at redemption	150,000,000
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued or outstanding	—
Class A common stock, $0.0001 par value; 280,000,000 shares authorized; no non-redeemable shares issued or outstanding	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 3,750,000 shares issued and outstanding	375
Additional paid-in capital	—
Accumulated deficit	(10,739,971)
Total stockholders’ deficit	(10,739,596)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$150,871,760
The accompanying notes are an integral part of these financial statements.

AMCI ACQUISITION CORP. II
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 28, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021
General and administrative expenses	$951,461
General and administrative expenses – related party	50,000
Capital based tax expense	198,129
Franchise tax expense	188,237
Loss from operations	(1,387,827)
Other income (expenses):
Change in fair value of derivative warrant liabilities	1,905,000
Offering costs allocated to derivative warrant liabilities	(476,450)
Income from investments held in trust account	6,015
Net income	$46,738
Weighted average shares outstanding of Class A common stock, basic and diluted	4,690,909
Basic and diluted net income per share, Class A common stock	$0.01
Weighted average shares outstanding of Class B common stock, basic and diluted	3,750,000
Basic and diluted net income per share, Class B common stock	$0.01
The accompanying notes are an integral part of these financial statements.

AMCI ACQUISITION CORP. II
STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE PERIOD FROM JANUARY 28, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021
	Common Stock						Total Stockholders’ Deficit
	Class A		Class B		Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount
Balance – January 28, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	4,312,500	431	24,569	—	25,000
Excess cash received over the fair value of the private warrants	—	—	—	—	1,085,000	—	1,085,000
Forfeited shares	—	—	(562,500)	(56)	56	—	—
Contribution from Sponsor upon sale of founder shares to Anchor Investors	—	—	—	—	6,509,758	—	6,509,758
Accretion of Class A common stock subject to possible redemption amount	—	—	—	—	(7,619,383)	(10,786,709)	(18,406,092)
Net income	—	—	—	—	—	46,738	46,738
Balance – December 31, 2021	—	$—	3,750,000	$375	$—	$(10,739,971)	$(10,739,596)
The accompanying notes are an integral part of these financial statements.

AMCI ACQUISITION CORP. II
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 28, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021
Cash Flows from Operating Activities:
Net income	$46,738
Adjustments to reconcile net income to net cash used in operating activities:
General and administrative expenses paid by Sponsor in exchange for issuance of Class B common stock	1,000
Change in fair value of derivative warrant liabilities	(1,905,000)
Offering costs allocated to derivative warrant liabilities	476,450
Income from investments held in the trust account	(6,015)
Changes in operating assets and liabilities:
Prepaid expenses	155,454
Accounts payable	85,534
Due to related party	49,723
Accrued expenses	199,733
Capital based tax payable	198,129
Franchise tax payable	188,237
Net cash used in operating activities	(510,017)
Cash Flows from Investing Activities
Cash deposited in trust account	(150,000,000)
Net cash used in investing activities	(150,000,000)
Cash Flows from Financing Activities:
Proceeds from note payable to related party	1,000
Proceeds received from initial public offering, gross	150,000,000
Proceeds received from private placement	852,416
Net cash provided by financing activities	150,853,416
Net change in cash	343,399
Cash – beginning of the period	—
Cash – end of the period	$343,399
Supplemental disclosure of noncash activities:
Offering costs paid by related party under note payable and advances	$1,968,784
Offering costs included in accrued expenses	$30,000
Offering costs paid by Sponsor in exchange for issuance of Class B common stock	$24,000
Prepaid expenses paid by related party under note payable and advances	$677,800
Repayment of note payable and advances by Sponsor in exchange for issuance of private placement warrants	$2,647,584
Deferred underwriting commissions in connection with the initial public offering	$5,250,000
Value of Class B common stock transferred to Anchor Investors at initial public offering	$6,509,758
The accompanying notes are an integral part of these financial statements.

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
Note 1 — Description of Organization and Business Operations
AMCI Acquisition Corp. II (the “Company”) is a blank check company incorporated as a Delaware corporation on January 28, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “business combination”).
As of December 31, 2021, the Company has neither engaged in any operations nor generated any revenues. All activity for the period from January 28, 2021 (inception) through December 31, 2021 relates to the Company’s formation and the initial public offering (“initial public offering”), described below. The Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the initial public offering and from changes in the fair value of its derivative warrant liabilities, if applicable. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is AMCI Sponsor II LLC, a Delaware limited liability company (the “Sponsor”).
The registration statement for the Company’s initial public offering was declared effective on August 3, 2021 (the “effective date”). On August 6, 2021, the Company consummated its initial public offering of 15,000,000 units (the “units”). Each unit consists of one Class A common stock of the Company, par value $0.0001 per share (the “Class A common stock”), and one-half of one redeemable warrant of the Company (the “warrant”), each whole warrant entitling the holder thereof to purchase one Class A common stock for $11.50 per share. The units were sold at a price of $10.00 per unit, generating gross proceeds to the Company of $150,000,000, which is discussed in Note 3.
Simultaneously with the closing of the initial public offering, the Company completed the private sale of an aggregate of 3,500,000 warrants (the “private placement warrants”) to the Sponsor at a purchase price of $1.00 per private placement warrant, generating gross proceeds to the Company of $3,500,000. The private placement warrants are identical to the warrants sold in the initial public offering, except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by the Company, (ii) may not (including the Class A common stock issuable upon exercise of such private placement warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of the Company’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. No underwriting discounts or commissions were paid with respect to such sales.
As the initial public offering includes two instruments, Class A common stock and warrants, and as the warrants are classified as a financial liability, it is necessary to allocate the gross proceeds between Class A common stock and warrants. The Company adopted the residual method to allocate the gross proceeds between Class A common stock and warrants based on their relative fair values. The gross proceeds were first allocated to the fair value of the warrants and the residual amount was allocated to the Class A common stock. The percentage derived from this allocation was used to allocate the deferred offering costs between Class A common stock and warrants. Issuance costs allocated to the warrants were expensed to the Company’s statement of operations.
Transaction costs of the initial public offering amounted to $13,782,542 and consisted of $1,500,000 of underwriting discount, $5,250,000 of deferred underwriting discount, $6,509,758 in fair value of Class B common stock issued to Anchor Investors, and $522,784 of other offering costs.
A total of $150,000,000 was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee.

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
The Company must complete one or more initial business combination having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the amount of deferred underwriting discounts held in trust and taxes payable on the income earned on the trust account) at the time of the signing a definitive agreement in connection with the initial business combination. However, the Company will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a business combination successfully.
Upon the closing of the initial public offering, management has agreed that an amount equal to at least $10.00 per unit sold in the initial public offering, including the proceeds of the private placement warrants, will be held in a trust account (the “trust account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will invest only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the trust account that may be released to the Company to pay taxes, if any, the proceeds from the initial public offering and the sale of the private placement warrants will not be released from the trust account until the earliest of (i) the completion of initial business combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete an initial business combination by August 6, 2023, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company has not consummated an initial business combination by August 6, 2023 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.
The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial business combination either (i) in connection with a stockholder meeting called to approve the business combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed business combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem all or a portion of their public shares upon the completion of the initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the representative of the underwriters.
The shares of common stock subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the initial public offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a business combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the business combination.

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
The Company will have only 24 months from the closing of the initial public offering to complete the initial business combination (the “Combination Period”). However, if the Company is unable to complete the initial business combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of the initial business combination, (ii) waive their redemption rights with respect to any founder shares and public shares they hold in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, (iii) waive their rights to liquidating distributions from the trust account with respect to any founder shares they hold if the Company fails to complete the initial business combination within the Combination Period, and (iv) vote their founder shares and any public shares purchased during or after the initial public offering in favor of the initial business combination.
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party (other than the Company’s independent registered public accounting firm) or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable), nor will it apply to any claims under the Company’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Risks and Uncertainties
Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Proposed Business Combination
As more fully described in Note 11, on March 8, 2022, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and LanzaTech NZ, Inc., a Delaware corporation (“LanzaTech”). Upon consummation of the transactions, the Company will change its name to “LanzaTech Global, Inc.”
Liquidity and Going Concern
As of December 31, 2021, the Company had approximately $0.3 million in its operating bank account and a working capital deficit of approximately $0.1 million.
The Company’s liquidity needs up to December 31, 2021 have been satisfied through a contribution of $25,000 from the Sponsor to cover for certain offering costs in exchange for the issuance of founder shares, and a loan and advances from the Sponsor pursuant to the Note (as defined in Note 4). Subsequent to the initial public offering, net proceeds from the private placement of $0.9 million were placed in the operating account for working capital purposes. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 4). As of December 31, 2021, there were no amounts outstanding under any Working Capital Loan.
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company would not be able to meet its obligations as they become due within one year after the date that the financial statements are available to be issued. As such, management has determined that the liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern. As of December 31, 2021, no adjustments have been made to the carrying amounts of assets or liabilities.

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
Note 2 — Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. As of December 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Investments Held in the Trust Account
The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the trust account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the trust account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income on investments held in the trust account in the accompanying statement of operations. The estimated fair values of investments held in the trust account are determined using available market information.
Financial Instruments
The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurement,” equal or approximate the carrying amounts represented in the balance sheet.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021 a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets; and

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Offering Costs Associated with Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the initial public offering that were directly related to the initial public offering. Offering costs were allocated to the separable financial instruments issued in the initial public offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the shares of Class A common stock upon the completion of the initial public offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of the initial public offering, 15,000,000 shares of Class A common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity (deficit) section of the Company’s balance sheet.
Under ASC 480-10-S99, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of the reporting period. This method would view the end of the reporting period as if it were also the redemption date of the security. Effective with the closing of the initial public offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
Derivative Financial Instruments
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The public warrants and the private placement warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period until they are exercised. The initial fair value of the public warrants issued in connection with the initial public offering was estimated using a Monte-Carlo simulation model. The fair value of the public warrants as of December 31, 2021 is based on observable listed prices for such warrants. The fair value of the private placement warrants as of December 31, 2021 is determined using a Black-Scholes option pricing model. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in period, disclosure and transition. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) Per Share of Common Stock
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period.
The calculation of diluted net income (loss) does not consider the effect of the warrants underlying the units sold in the initial public offering and the private placement warrants to purchase an aggregate of 11,000,000 shares of Class A common stock in the calculation of diluted income (loss) per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021 for the period from January 28, 2021 (inception) through December 31, 2021. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.
The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share for each class of common stock:
	For the period from January 28, 2021 (inception) through December 31, 2021
	Class A	Class B
Basic and diluted net income (loss) per common share:
Numerator:
Allocation of net income (loss)	$25,974	$20,764
Denominator:
Basic and diluted weighted average common shares outstanding	4,690,909	3,750,000
Basic and diluted net income (loss) per common share	$0.01	$0.01
Recent Accounting Pronouncements
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in an Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on August 2, 2021 using the modified retrospective method for transition. Adoption of ASU 2020-06 did not impact the Company’s financial position, results of operations or cash flows.
The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the Company’s financial statements.
Note 3 — Initial Public Offering
On August 6, 2021, the Company consummated its initial public offering of 15,000,000 units, at an offering price of $10.00 per unit, generating gross proceeds of $150.0 million, and incurring offering costs of approximately $13.8 million, inclusive of $1.5 million of underwriting discount, approximately $5.3 million in deferred underwriting commissions, approximately $6.5 million in fair value of Class B common stock issued to Anchor Investors, and approximately $0.5 million in other offering costs. Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8). Certain qualified institutional buyers or institutional accredited investors (the “Anchor Investors”) purchased 15,480,000 units in the initial public offering. None of the Anchor Investors are affiliated with any member of the Company’s management.
The underwriters had a 45-day option from the date of the underwriting agreement (August 3, 2021) to purchase up to an additional 2,250,000 units to cover over-allotments. On September 17, 2021, the over-allotment option expired unexercised, resulting in 562,500 shares of Class B common stock that were subject to forfeiture to be forfeited.

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
Note 4 — Related Party Transactions
Founder Shares
On January 29, 2021, the Sponsor paid $25,000, or approximately $0.005 per share, to cover certain offering costs in consideration for 5,031,250 shares of Class B common stock, par value $0.0001. In March 2021, the Sponsor transferred all of the founder shares it held to members of the Company’s board of directors, management team, and persons or entities affiliated with AMCI Group (the “initial shareholders”). Such shares were fully paid. On May 14, 2021, the Sponsor surrendered 718,750 founder shares to the Company for no consideration, resulting in the Sponsor owning 4,312,500 founder shares. Up to 562,500 of the founder shares will be forfeited depending on the extent to which the underwriters’ over-allotment is exercised. On September 17, 2021, the over-allotment option expired unexercised, resulting in 562,500 of the founder shares being forfeited.
In exchange for the Anchor Investors’ participation in the initial public offering as described in Note 3, the Sponsor sold a total of 780,000 founder shares to the Anchor Investors. The Company determined that the fair value of these founder shares was approximately $6.5 million (or approximately $8.35 per share) using a Monte Carlo simulation. The Company recognized the excess fair value of these founder shares, over the price sold to the Anchor Investors, as an expense of the initial public offering resulting in a charge against the carrying value of Class A common stock subject to possible redemption.
The initial stockholders have agreed not to transfer, assign or sell any of their founder shares and any Class A common stocks issuable upon conversion thereof until the earlier to occur of: (A) one year after the completion of the initial business combination and (B) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the Company’s initial business combination that results in all of the Company’s stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the “Lock-up”). Any permitted transferees will be subject to the same restrictions and other agreements of the company’s initial stockholders with respect to any founder shares. Notwithstanding the foregoing, the founder shares will be released from the Lock-up if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the company’s initial business combination.
Private Placement
Simultaneously with the closing of the initial public offering, the Company’s Sponsor has purchased an aggregate of 3,500,000 private placement warrants, each exercisable to purchase one Class A common stock at $11.50 per share, at a price of $1.00 per warrant, or $3,500,000 in the aggregate.
The private placement warrants will not be redeemable by the Company so long as they are held by the initial purchasers or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than initial purchasers or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the initial public offering. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the initial public offering.
If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold in the initial public offering.

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
Related Party Loans and Advances
On January 29, 2021, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the initial public offering (“Note”). This loan was non-interest bearing, unsecured and payable upon the closing of the initial public offering. In addition to the Note, the Sponsor of the Company also paid certain administrative expenses and offering costs on behalf of the Company. These advances were due on demand and were non-interest bearing. The Company repaid the note payable and advances in exchange for the issuance of private placement warrants.
In addition, in order to finance transaction costs in connection with an intended business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required on a non-interest basis (“Working Capital Loans”). If the Company completes the initial business combination, it will repay the Working Capital Loans. In the event that the initial business combination does not close, the Company may use a portion of the working capital held outside the trust account to repay the Working Capital Loans but no proceeds from the trust account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except as set forth above, the terms of Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2021, the Company had no borrowings under the Working Capital Loans.
Administrative Service Fee
Subsequent to the closing of the initial public offering, the Company will pay its Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of the management team. Upon completion of the initial business combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the period from January 28, 2021 (inception) through December 31, 2021, the Company incurred $50,000 of such fees, included as general and administrative fees — related party on the accompanying statement of operations. As of December 31, 2021, approximately $50,000 of such fees are included as due to related party on the accompanying balance sheet.
Note 5 — Commitments and Contingencies
Registration Rights
The holders of the (i) founder shares, which were issued in a private placement prior to the closing of the initial public offering, (ii) private placement warrants, which were issued in a private placement simultaneously with the closing of the initial public offering and the shares of Class A common stock underlying such private placement warrants and (iii) private placement warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them prior to the consummation of the initial business combination pursuant to a registration rights agreement to be signed prior to or on the effective date of the initial public offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. In addition, the Anchor Investors will, upon receipt of their founder shares, execute a registration rights agreement with respect to their founder shares.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of the underwriting agreement to purchase up to an additional 2,250,000 units to cover over-allotments, if any. On September 17, 2021, the over-allotment option expired unexercised, resulting in the forfeiture of 562,500 shares of founder shares.

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
The underwriters were paid an underwriting discount of one percent (1%) of the gross proceeds of the initial public offering, or $1,500,000. Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds, or $5,250,000, of the initial public offering upon the completion of the Company’s initial business combination.
Note 6 — Class A Common Stock Subject to Possible Redemption
The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 280,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of December 31, 2021, there were 15,000,000 shares of Class A common stock outstanding subject to possible redemption and are classified outside of permanent equity in the balance sheet.
The Class A common stock subject to possible redemption reflected on the balance sheet is reconciled in the following table:
Gross proceeds from Initial Public Offering	$150,000,000
Less:
Fair value of Public Warrants at issuance	(5,100,000)
Offering costs allocated to Class A common stock subject to possible redemption	(13,306,092)
Plus:
Accretion on Class A common stock subject to possible redemption amount	18,406,092
Class A common stock subject to possible redemption	$150,000,000
Note 7 — Stockholders’ Deficit
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and provides that shares of preferred stock may be issued from time to time in one or more series. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. As of December 31, 2021, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 280,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2021, there were 15,000,000 shares of Class A common stock issued and outstanding, all of which were subject to possible redemption and are classified as temporary equity (see Note 6).
Class B Common Stock — The Company is authorized to issue 20,000,000 Class B common stock with a par value of $0.0001 per share. As of December 31, 2021, there were 3,750,000 shares of Class B common stock issued and outstanding (see Note 4).
Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the Delaware General Corporation Law (“DGCL”) or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.
The Class B common stock will automatically convert into shares of Class A common stock concurrently with or immediately following the consummation of the initial business combination on a one-for-one basis,

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021 subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial business combination, the number of shares of Class A common stock issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of working capital loans, provided that such conversion of founder shares will never occur on a less than one-for-one basis.
Note 8 — Warrants
As of December 31, 2021, in connection with the initial public offering, the Company has 7,500,000 public warrants and 3,500,000 private placement warrants outstanding.
Each whole warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the initial business combination, provided that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The warrants will expire five years after the completion of the Company’s initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial business combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company do not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants  —  Public Stockholders’ Warrants  —  Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of our Class A common stock except as otherwise described below; and

•
if, and only if, the closing price of our Class A common stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants  —  Public Stockholders’ Warrants — Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

In addition, if (x) the Company issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of the initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummate the initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
Note 9 — Fair Value Measurement
The following table presents information as of December 31, 2021 about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy:
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$150,006,015	$—	$—
Liabilities:
Derivative liabilities – Public Warrants	$3,825,000	$—	$—
Derivative liabilities – Private Placement Warrants	$—	$—	$1,785,000
Transfers to/from Levels 1, 2 and 3 are recognized at the beginning of the reporting period. The estimated fair value of public warrants was transferred from a Level 3 fair value measurement to a Level 1 measurement, when the public warrants were separately listed and traded in September 2021. There were no other transfers between levels in the period from January 28, 2021 (inception) through December 31, 2021.
Level 1 assets include investments in mutual funds invested in U.S. government securities and derivative warrant liabilities (public warrants). The Company uses inputs such as actual trade data, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.
For periods where no observable traded price is available, the fair value of the public warrants has been estimated using a Monte-Carlo simulation model and the private placement warrants has been estimated using a Black-Scholes option pricing model. For periods subsequent to the detachment of the public warrants from the units, the fair value of the public warrants is based on the observable listed price for such warrants. The estimated fair value of the public and private placement warrants, prior to the public warrants being traded in an active market, was determined using Level 3 inputs. Inherent in a Monte-Carlo simulation and Black-Scholes option pricing model are assumptions related to the unit price, expected volatility, risk-free interest rate, term to expiration, and dividend yield. The unit price is based on the publicly traded price of the units as of the measurement date. The Company estimated the volatility for the public and private placement warrants based on the implied volatility from the traded prices of warrants issued by other special purpose acquisition companies. The risk-free interest rate is based on interpolated U.S. Treasury rates, commensurate with a similar term to the public and private placement warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. Finally, the Company does not anticipate paying a dividend. Any changes in these assumptions can change the valuation significantly.
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:
	As of December 31, 2021	As of August 6, 2021
Exercise price	$11.50	$11.50
Volatility	9.6%	11.3%
Stock price	$9.66	$9.66
Remaining term (yrs)	5.75	6.51
Risk-free rate	1.32%	0.99%

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
The change in the fair value of the derivative warrant liabilities, measured using Level 3 inputs, for the period from January 28, 2021 (inception) through December 31, 2021 is summarized as follows:
Derivative warrant liabilities at January 28, 2021 (inception)	$—
Issuance of Public and Private Warrants	7,515,000
Transfer of Public Warrants to Level 1	(5,100,000)
Change in fair value of derivative liabilities	(630,000)
Derivative warrant liabilities at December 31, 2021	$1,785,000
Note 10 — Income Taxes
The Company files income tax returns in the U.S. federal and Connecticut jurisdictions and are subject to examination. The income tax provision consists of the following:
For the Period from January 28, 2021 (inception) through December 31, 2021
Current
Federal	$—
State	—
Deferred
Federal	(290,181)
State
Valuation allowance	290,181
Income tax provision	$—
The Company’s net deferred tax assets are as follows:
December 31, 2021
Deferred tax assets:
Start-up/Organization costs	$210,307
Net operating loss carryforwards	79,874
Total deferred tax assets	290,181
Valuation allowance	(290,181)
Deferred tax asset, net of allowance	$—
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from January 28, 2021 (inception) through December 31, 2021, the valuation allowance was $290,181. As of December 31, 2021, the Company had $380,351 of U.S. federal net operating loss carryovers, which do not expire, available to offset future taxable income.
There were no unrecognized tax benefits as of December 31, 2021. No amounts were accrued for the payment of interest and penalties as of December 31, 2021. The Company is currently not aware of any

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021 issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:
For the Period from January 28, 2021 (inception) through December 31, 2021
Statutory federal income tax rate	21.0%
Change in fair value of derivative warrant liabilities	(855.9)%
Offering costs allocated to derivative warrant liabilities	214.0%
Change in valuation allowance	620.9%
Income tax expense	0.0%
Note 11 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred up to the date financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
On March 8, 2022, the Company entered into the Merger Agreement with Merger Sub and LanzaTech. The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.” The time of the closing of the Business Combination is referred to herein as the “Closing.” The date of the Closing of the Business Combination is referred to herein as the “Closing Date.”
Proposed Business Combination
If the Business Combination is approved by the Company’s stockholders and LanzaTech’s stockholders, and the closing conditions in the Merger Agreement are satisfied or waived, then, among other things, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware General Corporation Law, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the merger as the Company’s wholly owned subsidiary (the “Merger”). In connection with the consummation of the Merger, the Company will be renamed “LanzaTech Global, Inc.” and is referred to herein as “New LanzaTech” as of the time following such change of name.
Under the Merger Agreement, the Company has agreed to acquire all of the outstanding equity interests of LanzaTech for consideration consisting of equity interests of New LanzaTech valued at $1,817,000,000 in the aggregate. The consideration to be paid to holders of shares of LanzaTech capital stock will be shares of common stock of New LanzaTech (“New LanzaTech Common Stock”), valued at $10.00 per share, to be paid at the closing of the Merger. The number of shares of New LanzaTech Common Stock payable in the Merger in respect of each share of LanzaTech capital stock (each, a “LanzaTech Share”) will be determined based on the exchange ratio (the “Exchange Ratio”), and certain corresponding adjustments, in each case as set forth in the Merger Agreement.
Pursuant to the Merger Agreement, at Closing: (i) each warrant to purchase LanzaTech Shares (each, a “LanzaTech Warrant”) that is outstanding and unexercised immediately prior to Closing and would automatically be exercised or exchanged in full in accordance with its terms by virtue of the occurrence of the Merger, will be so automatically exercised or exchanged in full for the applicable LanzaTech Shares, and each such LanzaTech Share will be treated as being issued and outstanding immediately prior to Closing and will be canceled and converted into the right to receive the applicable shares of New LanzaTech Common

AMCI ACQUISITION CORP. II
NOTES TO THE FINANCIAL STATEMENTS
For the period from January 28, 2021 (inception) through December 31, 2021
Stock; and (ii) each LanzaTech Warrant that is outstanding and unexercised immediately prior to the Closing and is not automatically exercised in full as described in clause (i) will be converted into a warrant to purchase shares of New LanzaTech Common Stock, in which case (a) the number of shares underlying such New LanzaTech warrant (each, a “New LanzaTech Warrant”) will be determined by multiplying the number of LanzaTech Shares subject to such warrant immediately prior to Closing, by the Exchange Ratio and (b) the per share exercise price of such New LanzaTech Warrant will be determined by dividing the per share exercise price of such LanzaTech Warrant immediately prior to the Effective Time by the Exchange Ratio, except that in the case of certain warrants specified in the Merger Agreement, such exercise price will be $10.00.
Pursuant to the Merger Agreement, at Closing, each option to purchase LanzaTech Shares (each, a “LanzaTech Option”) will be converted into an option to purchase a number of shares of New LanzaTech Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of LanzaTech Shares subject to such LanzaTech Option multiplied by (ii) the Exchange Ratio. The exercise price of such New LanzaTech option will be equal to the quotient of (a) the exercise price per share of such LanzaTech Option in effect immediately prior to the Effective Time divided by (b) the Exchange Ratio (and as so determined, this exercise price will be rounded up to the nearest full cent).
Pursuant to the Merger Agreement, at Closing, each award of restricted shares of LanzaTech common stock (each, a “LanzaTech RSA”) that is outstanding immediately prior to the Effective Time will be converted into an award of restricted shares of New LanzaTech Common Stock (each, a “New LanzaTech RSA”) on the same terms and conditions as were applicable to such LanzaTech RSA immediately prior to the Effective Time, except that such New LanzaTech RSA will relate to a number of shares of New LanzaTech Common Stock equal to the number of LanzaTech Shares subject to such LanzaTech RSA, multiplied by the Exchange Ratio.
The closing of the Merger is subject to certain customary conditions, including, among others, (i) adoption by AMCI’s stockholders and LanzaTech’s stockholders of the Merger Agreement and their approval of certain other actions related to the Business Combination, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable to the transactions contemplated by the Merger Agreement and any ancillary agreements, in each case under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of New LanzaTech Common Stock to be paid as consideration in the Merger, (iv) there being no government order or law enjoining, prohibiting or making illegal the consummation of the Merger or the transactions contemplated by the Merger Agreement, (v) AMCI having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) after giving effect to any payments required to be made in connection with the redemption of AMCI’s public shares and the proceeds from the Subscription Agreements described below, (vi) AMCI having at least $230,000,000 of cash at the closing of the Merger, consisting of cash held in AMCI’s trust account after taking into account any redemption of AMCI’s public shares, and the proceeds from the Subscription Agreements described below, net of transaction expenses of AMCI and LanzaTech, and (vii) the listing on Nasdaq of the shares of New LanzaTech Common Stock issued in connection with the Business Combination.

LANZATECH NZ, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands, except share and per share data)
	As of
	September 30, 2022	December 31, 2021 as Restated
Assets
Current assets:
Cash and cash equivalents	$50,370	$128,318
Trade and other receivables, net of allowance	11,588	2,878
Contract assets	14,848	11,700
Other current assets	12,009	5,779
Total current assets	88,815	148,675
Property, plant and equipment, net	16,645	14,148
Right of use assets	3,343	4,686
Equity method investment	11,047	24,752
Equity security investment	14,990	—
Other non-current assets	750	750
Total assets	$135,590	$193,011
Liabilities, Contingently Redeemable Preferred Stock, and Shareholders’ Deficit
Current liabilities:
Accounts payable	1,488	2,444
Other accrued liabilities	8,064	7,059
SAFE liability	27,221	28,271
SAFE warrant	2,022	1,729
Contract liabilities	2,968	3,476
Accrued salaries and wages	5,079	4,261
Current lease liabilities	2,205	2,050
Total current liabilities	49,047	49,290
Non-current lease liabilities	1,610	3,283
Non-current contract liabilities	11,119	13,901
Other long-term liabilities	823	823
Total liabilities	$62,599	$67,297
Commitments and Contingencies (see note 11)
Contingently Redeemable Preferred Stock
Redeemable convertible preferred stock, $0.0001 par value; 29,747,033 shares authorized, 29,521,810 shares issued and outstanding as of September 30, 2022 and December 31, 2021.	480,631	480,631
Shareholders’ Deficit
Common stock, $0.0001 par value; 36,326,815 shares authorized, 2,110,346 and 2,106,934 shares issued and outstanding as September 30, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	23,801	21,711
Accumulated other comprehensive income	3,422	3,261
Accumulated deficit	(434,863)	(379,889)
Total shareholders’ deficit	$(407,640)	$(354,917)
Total liabilities, contingently redeemable preferred stock, and shareholders’ deficit	$135,590	$193,011
See the accompanying Notes to the Condensed Consolidated Financial Statements.

LANZATECH NZ, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS (UNAUDITED)
(In thousands, except share and per share data)
	Nine months ended September 30,
	2022	2021
Revenue:
Revenue from contracts with customers	$21,932	$13,317
Revenue from collaborative arrangements	1,733	2,662
Revenue from related party transactions	2,116	2,348
Total revenue	$25,781	$18,327
Cost and operating expenses:
Cost of revenues from contracts with customers (exclusive of depreciation shown below)	(18,162)	(8,480)
Cost of revenue from collaborative arrangements (exclusive of depreciation shown below)	(727)	(935)
Cost of revenue from related party transactions (exclusive of depreciation shown below)	(342)	(575)
Research and development expense	(39,858)	(29,223)
Depreciation expense	(3,433)	(2,763)
Selling, general and administrative expense	(19,482)	(11,595)
Total cost and operating expenses	$(82,004)	$(53,571)
Loss from operations	(56,223)	(35,244)
Other (expense) income:
Interest income (expense), net	3	(5)
Gain on extinguishment of debt	—	3,065
Other (expense) income, net	(1,100)	(778)
Total other (expense) income, net	$(1,097)	$2,282
Loss before income taxes	(57,320)	(32,962)
Income tax expense	—	—
Gain from equity method investees, net	2,346	2,371
Net loss	$(54,974)	$(30,591)
Unpaid cumulative dividends on preferred stock	(28,925)	(27,068)
Net loss allocated to common shareholders	$(83,899)	$(57,659)
Other comprehensive loss:
Foreign currency translation adjustments	(767)	(29)
Comprehensive loss	$(55,741)	$(30,620)
Net loss per common share – basic and diluted	$(39.79)	$(30.19)
Weighted-average number of common shares outstanding – basic and diluted	2,108,472	1,909,635
See the accompanying Notes to the Condensed Consolidated Financial Statements.

LANZATECH NZ, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)
	Nine months ended September 30,
	2022	2021
Cash Flows From Operating Activities:
Net loss	$(54,974)	$(30,591)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	2,067	1,790
(Gain) loss on change in fair value of SAFE and warrant liabilities	(330)	699
Depreciation of property, plant and equipment	3,433	2,763
Non-cash lease expense	1,343	1,248
Non-cash recognition of licensing revenue	(1,620)	(1,516)
Gain from equity method investees, net	(2,346)	(2,371)
PPP loan forgiveness	—	(3,065)
Net foreign exchange loss	1,311	11
Changes in operating assets and liabilities:
Accounts receivable, net	(8,710)	3,581
Contract assets	(3,270)	(3,838)
Other assets	(5,981)	(558)
Accounts payable and accrued salaries and wages	463	717
Contract liabilities	(471)	4,301
Operating lease liabilities	(1,518)	(1,389)
Other liabilities	(733)	1,500
Net cash used in operating activities	$(71,336)	$(26,718)
Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(6,530)	(4,201)
Net cash used in investing activities	$(6,530)	$(4,201)
Cash Flows From Financing Activities:
Proceeds from issue of equity instruments of the Company	23	83,775
Proceeds from exercise of a warrant	—	3,150
Repurchase of equity instruments of the Company	—	(396)
Repayment of borrowings	—	(570)
Net cash provided by financing activities	$23	$85,959
Net (decrease) increase in cash, cash equivalents and restricted cash	(77,843)	55,040
Cash, cash equivalents and restricted cash at beginning of period	128,732	60,909
Effects of currency translation on cash, cash equivalents and restricted cash	145	(249)
Cash, cash equivalents and restricted cash at end of period	$51,034	$115,700
Supplemental disclosure of non-cash investing and financing activities:
Acquisition of property, plant and equipment under accounts payable	$107	$346
Receipt of common shares as payment for option exercises	—	938
PPP loan forgiveness	$—	$3,065
See the accompanying Notes to the Condensed Consolidated Financial Statements.

LANZATECH NZ, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND SHAREHOLDERS’ DEFICIT (UNAUDITED)
(all amounts in thousands, except share data)
	Redeemable Convertible Preferred Stock		Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2022, as Restated	29,521,810	$480,631	2,106,934	$—	$21,711	$(379,889)	$3,261	$(354,917)
Share-based compensation expense	—	—	—	—	2,067	—	—	2,067
Net loss	—	—	—	—	—	(54,974)	—	(54,974)
Issuance of common stock upon exercise of options	—	—	3,412	—	23	—	—	23
Transfer from foreign currency translation to equity security investment	—	—	—	—	—	—	928	928
Foreign currency translation	—	—	—	—	—	—	(767)	(767)
Balance at September 30, 2022	29,521,810	$480,631	2,110,346	$—	$23,801	$(434,863)	$3,422	$(407,640)
	Redeemable Convertible Preferred Stock		Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2021, as Restated	25,729,542	$394,408	1,656,415	$—	$18,818	$(333,200)	$3,166	$(311,216)
Issuance of Series F Preferred Stock, net of issuance cost of $0	3,634,210	83,073	—	—	—	—	—	—
Exercise of warrants	158,058	3,150	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,790	—	—	1,790
Repurchase of equity instruments	—	—	—	—	(396)	—	—	(396)
Net loss	—	—	—	—	—	(30,591)	—	(30,591)
Issuance of common stock upon exercise of options	—	—	448,019	—	702	—	—	702
Foreign currency translation	—	—	—	—	—	—	(29)	(29)
Balance at September 30, 2021	29,521,810	$480,631	2,104,434	$—	$20,914	$(363,791)	$3,137	$(339,740)
See the accompanying Notes to the Condensed Consolidated Financial Statements.

LANZATECH NZ, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note 1 — Description of the Business
The reporting entity is LanzaTech NZ, Inc. (formerly known as LanzaTech New Zealand Limited) and its subsidiaries (collectively, “the Company” or “LanzaTech”). LanzaTech NZ, Inc. is a profit-oriented entity previously incorporated in New Zealand. Effective October 28, 2021, LanzaTech New Zealand Limited filed a Certificate of Incorporation to migrate its country of domicile from New Zealand to Delaware, in the United States, and change its corporate name to “LanzaTech NZ, Inc.” The amendment was approved by the Board of Directors of LanzaTech and was effected by the filing of a Certificate of Incorporation with the Delaware Secretary of State. The registered office location is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801. The Company licenses its technology to customers, performs research and development in biotechnology, and provides engineering and other related services for commercial and government customers. Using the Company’s proprietary fermentation technology, the Company’s customers can convert certain carbon-rich waste gases into fuels and chemicals. The Company employs a licensing business model whereby its customers build, own and operate facilities that use the Company’s technology, and in return, the Company is paid royalties based on the revenue generated from the use of its technology. In 2018, the Company, through its partners, launched the world’s first commercial waste gas to ethanol plant in China, followed by a second one in 2021, also in China, with others currently in development in various countries.
Proposed Merger
On March 8, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AMCI Acquisition Corp. II, a Delaware corporation (“AMCI”) and AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AMCI (“Merger Sub”). Under the Merger Agreement, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the Merger as a wholly-owned subsidiary of AMCI (“the Business Combination”). In connection with the Business Combination, AMCI will be renamed LanzaTech Global, Inc. (“New LanzaTech”). AMCI has agreed to acquire all of the outstanding equity interests of LanzaTech for consideration consisting of an equity interest of New LanzaTech valued at approximately $1.8 billion. Completion of the transaction is subject to certain customary regulatory consents and approval by stockholders of AMCI and the Company.
The Merger Agreement was amended on December 7, 2022, to provide for, among other things, (i) the inclusion of the aggregate net proceeds from each of the AM SAFE Note and Brookfield SAFE in the Acquiror Closing Cash Amount, (ii) the reduction of the Minimum Closing Cash Condition from $250,000,000 to $230,000,000, (iii) the clarification that, to the extent that the Brookfield SAFE remains unexercised at Closing, it will be assumed by AMCI, remain in effect on the same terms and conditions as are in effect prior to the Closing and thereafter entitle the holder thereof to be issued shares of common stock in AMCI after the Closing, (iv) the clarification that, in the event that it becomes reasonably apparent to the parties that the Acquiror Closing Cash Amount will be less than the Minimum Closing Cash Condition, AMCI will use commercially reasonable efforts to enter into non-redemption agreements, or similar agreements, as may be necessary to satisfy the Minimum Closing Cash Condition, (v) the extension of the outside date applicable to the Closing from December 7, 2022 to February 28, 2023 and (vi) the elimination of LanzaTech’s right to terminate the agreement in the event that we fail to, on or prior to July 7, 2022, enter into one or more additional subscription agreements or non-redemption agreements as a result of which the sum of the PIPE Investment Amount (including net proceeds under the AM SAFE Note to LanzaTech) and the aggregate number of shares of Class A common stock subject to non-redemption agreements multiplied by $10.00, minus certain transaction expenses and other liabilities at Closing, would be equal to at least the Minimum Closing Cash Condition.
In connection with the Merger Agreement, AMCI entered into subscription agreements with certain investors pursuant to which AMCI agreed to issue and sell a private placement to close immediately prior to the Business Combination.

Note 2 — Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements of LanzaTech NZ Inc. have been prepared in accordance with generally accepted accounting principles for interim financial information, and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”), the accounting principles, standards, and procedures adopted by the U.S. Securities and Exchange Commission, for complete financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring accruals) have been made that are necessary for a fair presentation of the condensed consolidated financial statements for the interim periods. For further information refer to the Consolidated Financial Statements and Footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2021.
The Company uses a qualitative approach in assessing the consolidation requirement for variable interest entities (“VIEs”). This approach focuses on determining whether the Company has the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and whether the Company has the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE.
The Company holds interests in certain VIEs for which it has been determined the Company is not the primary beneficiary. The Company’s variable interests primarily relate to entities in which the Company has a non-controlling equity interest. Although these financial arrangements resulted in holding variable interests in these entities, they did not empower the Company to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company’s interests in the VIEs are, therefore, accounted for under the equity method of accounting or alternative measurement. Refer to Note 5, Investments, for further information. The Company is exposed to the VIEs’ losses and other impairment indicators up to the carrying value of each investment and any amounts receivable from the VIE, less amounts payable. Refer to Note 9, Related Party Transactions, for further details on the transactions with VIEs.
Going Concern
The accompanying condensed consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern and in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The going concern basis of presentation assumes that the Company will continue in operation one year after the date these financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company had cash and cash equivalents of $50,370 and an accumulated deficit of $(434,863) at September 30, 2022 and cash outflows from operations of $(71,336) and a net loss of $(54,974) for the nine months ended September 30, 2022.
The Company has historically funded its operations through debt financing and issuance of equity securities. Based on the Company’s financial position as of the date these condensed consolidated financial statements were available to be issued, the Company projects that it will be able to cover its liquidity needs for the next twelve months with cash on hand. Accordingly, the Company’s condensed consolidated financial statements have been prepared on the basis that it will continue as a going concern.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include fair value of equity awards granted to both employees and non-employees, the SAFE and the SAFE warrants.
Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

Segment Information
The Company operates as one operating segment which is the licensing of its technologies and related services such as research and development and engineering. The Chief Executive Officer who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating resources and evaluating financial performance. Substantially all of the Company’s long-lived assets are maintained in the United States.
Foreign Currencies
The Company’s reporting currency is the U.S. Dollar. The Company has certain foreign subsidiaries where the functional currency is the local currency. All of the assets and liabilities of these subsidiaries are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, income and expense accounts are translated at average rates for the period, and shareholder’s equity accounts are translated at historical rates. The effects of translating financial statements of foreign operations into our reporting currency are recognized as an adjustment in accumulated other comprehensive income (loss).
The Company also has foreign subsidiaries that have a functional currency of the U.S. dollar. Purchases and sales of assets and income and expense items denominated in foreign currencies are remeasured into U.S. dollar amounts on the respective dates of such transactions. Net realized foreign currency gains or losses relating to the differences between these recorded amounts and the U.S. dollar equivalent actually received or paid are included within Other (expense) income, net in the condensed consolidated statements of operations and comprehensive loss.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. As of September 30, 2022 and December 31, 2021, the Company had $50,370 and $128,318 of cash and cash equivalents, respectively.
Restricted Cash and Other Cash Flows from Operating Activities
The Company is required to maintain a cash deposit with a bank which consists of collateral on certain travel and expense programs maintained by the bank. The following represents a reconciliation of cash and cash equivalents in the condensed consolidated balance sheets to total cash, cash equivalents and restricted cash in the condensed consolidated statements of cash flows as of September 30, 2022 and December 31, 2021 (in thousands).
	As of
	September 30, 2022	December 31, 2021
Cash and cash equivalents	$50,370	$128,318
Restricted cash (presented within Other current assets)	664	414
Cash, cash equivalents and restricted cash	$51,034	$128,732
Trade and Other Receivables
Receivables are reported net of allowances for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company estimates the allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, the financial health of customers, unusual macroeconomic conditions, and historical experience. As of September 30, 2022 and December 31, 2021, the Company recognized an allowance for doubtful accounts of $1,051 and $1,235, respectively.
Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The Company primarily earns revenue from services related to feasibility studies and basic engineering design of commercial plants, licensing of technologies, joint development and contract research activities to develop novel biocatalysts and related technologies, and sale of CarbonSmart ethanol produced using the Company’s proprietary technologies.
Revenue is measured based on the consideration specified in a contract with a customer. The Company records taxes collected from customers and remitted to governmental authorities on a net basis. The Company’s payment terms are between 30-60 days and can vary by customer type and products offered. Management has evaluated the terms of our arrangements and determined that they do not contain significant financing components.
Carbon Capture and Transformation
The Company provides feasibility studies and basic design and engineering services used for detailed design, procurement, and construction of commercial plants that utilize the Company’s technologies, along with the sale of equipment and microbes. The services provided are recognized as a performance obligation satisfied over time. Revenue is recognized using the output method based on milestone completion, the cost-to-cost input method for certain engineering services, or the percentage of completion method as performance obligations are satisfied. Management has determined that the milestone completion and the associated contractual payment amounts are an appropriate measure of progress towards complete satisfaction of the performance obligations under ASC 606.
The Company licenses intellectual property to generate recurring revenue when its customers deploy carbon capture and transformation plants. When licenses are considered to be distinct performance obligations, the recognition of revenue is dependent on the terms of the contract, which may include fixed consideration or royalties based on sales or usage, in which case, the revenue is recognized when the subsequent sale or usage occurs or when the performance obligation to which some or all of the sales or usage-based royalty is allocated has been satisfied, whichever is later.
Research and Development Services
The Company performs research and development (“R&D”) services related to novel technologies and development of biocatalysts for commercial applications, mainly to produce fuels and chemicals. The Company engages in two main types of R&D services — joint development agreements, and other contract research, including projects with the U.S. Department of Energy. Such services are recognized as a performance obligation satisfied over time. Revenue is recognized based on milestone completion, when payments are contingent upon the achievement of such milestones, or based on percentage-completion method when enforceable rights to payment exist. When no milestones or phases are clearly defined, management has determined that the cost incurred, input method, is an appropriate measure of progress towards complete satisfaction of the performance obligations under ASC 606, Revenue from Contracts with Customers, and estimates its variable consideration under the expected value method.
Revenue is not recognized in advance of customer acceptance of a milestone when such acceptance is contractually required. Payments for R&D services with no contractual payments are not due from customers until a technical report is submitted; therefore, a contract asset is recognized at milestone completion but prior to the submission of a technical report. The contract asset represents the Company’s right to consideration for the services performed at milestone completion. Occasionally, customers provide payments in advance of the Company providing services which creates a contract liability for the Company. The contract liability represents the Company’s obligation to provide services to a customer.
Collaboration Arrangements
The Company has certain partnership agreements that are within the scope of ASC 808, Collaborative Arrangements, which provides guidance on the presentation and disclosure of collaborative arrangements. Generally, the classification of the transactions under the collaborative arrangements is determined based on the nature of the contractual terms of the arrangement, along with the nature of the operations of the participants. The Company’s collaborative agreements generally include a provision of R&D services related to novel technologies and biocatalysts. Amounts received for these services are classified as Revenue from collaborative arrangements in the condensed consolidated statements of operations and comprehensive loss.

The Company’s R&D services are a major part of the Company’s ongoing operations and therefore ASC 606 is applied to recognize revenue.
CarbonSmart
The Company’s CarbonSmart business, initially CarbonSmart ethanol, is produced by LanzaTech licensed plants using the Company’s proprietary technologies. Customers can buy CarbonSmart ethanol directly from LanzaTech, which the Company sources from these partnering plants. Revenue is recognized at a point in time when control transfers to the customer, which varies depending on the shipping terms. The Company acts as the principal in such transactions and accordingly, recognizes revenue and cost of revenues on a gross basis.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:
Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access;
Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and
Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, Fair Value Measurement, approximates the carrying amounts represented in the accompanying condensed consolidated balance sheets, primarily due to their short-term nature, except for the warrant liability.
Concentration of Credit Risk and Other Risks and Uncertainties
Revenue generated from the Company’s customers outside of the United States for the nine months ended September 30, 2022 and 2021 was approximately 61% and 65%, respectively.
As of September 30, 2022 and December 31, 2021, approximately 35% and 35%, respectively, of trade accounts receivable and unbilled accounts receivable was due from customers located outside the United States. At September 30, 2022 and December 31, 2021, the value of property, plant, and equipment outside the United States was immaterial.
The Company’s revenue by geographic region based on the customer’s location is presented in Note 4, Revenues.
Customers
Customers representing 10% or greater of revenue were as follows for the nine months ended September 30, 2022 and 2021:

	Nine months ended September 30,
	2022	2021
Customer A	24%	16%
Customer B	10%	—%
Customer C	10%	3%
Customer D	8%	34%
Customer E	8%	12%
Recently Announced Accounting Pronouncements
In October 2020, the Financial Accounting Standard Board (“FASB”) issued an Accounting Standard Update (“ASU”) No. 2020-10, Codification Improvements (“ASU 2020-10”). The standard contains improvements to the FASB Accounting Standards Codification (the “Codification”) by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the Codification. The standard also improves various topics in the Codification so that entities can apply guidance more consistently on codifications that are varied in nature where the original guidance may have been unclear. The amendments in ASU 2020-10 were effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption was permitted. There were no material impacts upon the adoption of ASU 2020-10, on its consolidated financial statements and related disclosures.
Note 3 — Net Loss Per Share
Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock of the Company, including outstanding stock options, warrants, and contingently redeemable preferred stock, to the extent dilutive.
The following table presents the calculation of basic and diluted net loss per share for the Company’s common stock (in thousands, except shares and per share amounts):
	Nine months ended September 30,
	2022	2021
Numerator:
Net loss for basic and diluted earnings per common share	$(54,974)	$(30,591)
Unpaid cumulative dividends on preferred stock	(28,925)	(27,068)
Net loss allocated to common shareholders	$(83,899)	$(57,659)
Denominator:
Weighted-average shares used in calculating net loss per share, basic and diluted	2,108,472	1,909,635
Net loss per common share, basic and diluted(1)	$(39.79)	$(30.19)

(1)
In periods in which the Company reports a net loss, all share-based compensation awards are excluded from the calculation of diluted weighted average shares outstanding because of their anti-dilutive effect on earnings (loss) per share.

As of September 30, 2022 and 2021, potential shares of common stock not included in the computation of loss per share because their effect would be antidilutive include the following:

	Nine months ended September 30,
	2022	2021
Redeemable convertible preferred stock (if converted)	29,521,810	29,521,810
Options	3,790,978	3,540,570
RSAs	579,660	579,660
Warrants	225,223	225,223
Total	34,117,671	33,867,263
Under the organizational documents of the Company, the preferred shares are convertible by the holder at any time at their option. In addition, the preferred shares will automatically convert into common shares upon either (i) the determination of the holders of certain requisite preferred shares of the Company (which determination will be submitted for approval by such stockholders in connection with the Business Combination described in Note 1, Description of the Business) or (ii) a firmly underwritten initial public offering of the Company’s shares that satisfies certain requirements (but not, for the avoidance of doubt, upon a business combination with a special purpose acquisition company, such as the Business Combination, unless such conversion is otherwise effected pursuant to clause (i) above). Such conversion would be at a 1:1 ratio, adjusted for certain corporate events. Upon conversion of the preferred shares, the cumulative accrued and declared dividends will become payable. The additional 29,521,810 of potential shares of common stock resulting from any such conversion are not included in the computation of diluted net loss per share in the nine months ended September 30, 2022 and 2021, respectively, because doing so would be anti-dilutive. In connection with the SAFE, see Note 6 — Fair Value, the Company could issue additional potential shares of common stock upon closing of the Business Combination. Further, under the Simple Agreement for Future Equity (“SAFE”) warrant, additional potential shares of common stock could be issued upon closing of the Business Combination and exercise of the warrant. These potential shares of common stock have not been issued as of September 30, 2022. The per share issuance price for the SAFE and SAFE warrant upon closing of the Business Combination is 100% of the liquidity price. If another qualified liquidity event occurs instead, the issuance price is 90% of the liquidity price.
Note 4 — Revenues
Disaggregated Revenue
The following table presents disaggregated revenue in the following categories (in thousands):
	Nine months ended September 30,
	2022	2021
Contract Types:
Joint development agreements	$4,018	$10,660
Other contract research	4,100	1,393
Research and development revenue	8,118	12,053
Licensing	1,620	1,518
CarbonSmart	3,413	—
Engineering and other services	12,630	4,756
Carbon capture and transformation revenue	17,663	6,274
Total Revenue	$25,781	$18,327
Revenue from collaborative partners of $1,733 and $2,662 for the nine months ended September 30, 2022 and 2021, is included in the table above within joint development agreements. Revenue from related parties is included in licensing for $1,620 and $1,518 with the remaining revenue of $496 and $830 in Engineering and other services, for the nine months ended September 30, 2022 and 2021, respectively.
The following table presents disaggregation of the Company’s revenues by customer location for the nine months ended September 30, 2022 and 2021 (in thousands):

	Nine months ended September 30,
	2022	2021
North America	$12,361	$12,725
Europe, Middle East, Africa (EMEA)	7,894	5,210
Asia	4,151	242
Australia	1,375	150
Total Revenue	$25,781	$18,327
Contract balances
The following table provides changes in contract assets and liabilities (in thousands):
	Current Contract Assets	Current Contract Liabilities	Non-current Contract Liabilities
Balance as of January 1, 2022 as Restated	$11,700	$3,476	$13,901
Additions to unbilled accounts receivable	19,355	—	—
Increases due to cash received	—	775	37
Unbilled accounts receivable recognized in trade receivables	(16,085)	—	—
Decrease on revaluation on currency	(122)	—	(804)
Reclassification from non-current to current contract liabilities	—	2,015	(2,015)
Reclassification to revenue as a result of performance obligations satisfied	—	(3,298)	—
Balance as of September 30, 2022	$14,848	$2,968	$11,119
The increase in contract assets was mostly due to unbilled accounts receivables from contracts with customers where the Company performed engineering and other services, while the decrease in contract liabilities was primarily due to the recognition of revenue during the period related to advance payments previously received by the Company for engineering and other services contracts with customers. As of September 30, 2022 and December 31, 2021 the Company had $11,588 and $2,878, respectively, of billed accounts receivable, net of allowance.
The contract liability balance is comprised of unconditional payments received from the Company’s customers prior to the satisfaction of the related performance obligations. Such amounts are anticipated to be recorded as revenues when services are performed in subsequent periods. The Company expects to recognize the amounts classified as current contract liabilities, in revenue within one year or less and those classified as non-current within two to three years.
Remaining performance obligations
Transaction price allocated to the remaining performance obligation represents contracted revenue that has not yet been recognized, which includes unearned revenue that will be recognized as revenue in future periods. Transaction price allocated to remaining performance obligations is influenced by several factors, including the length of the contract term compared to the research term and the existence of customer specific acceptance rights.
Remaining performance obligations consisted of the following (in thousands):
	As of
	September 30, 2022	December 31, 2021
Current	$2,968	$3,476
Non-current	11,119	13,901
Total	$14,087	$17,377

Note 5 — Investments
The Company’s investments consisted of the following (in thousands):
	As of
Category	September 30, 2022	December 31, 2021 as Restated
Investments:
Equity Method Investment in LanzaJet	$11,047	$12,433
Equity Security Investment in SGLT	$14,990	$12,319
Total Investment	$26,037	$24,752
LanzaJet
On May 13, 2020, the Company contributed $15,000 in intellectual property in exchange for a 37.5% interest (“Original Interest”) of LanzaJet, Inc. (“LanzaJet”) in connection with an investment agreement (“Investment Agreement”). The Company accounts for the transaction as a revenue transaction with a customer under ASC 606 Revenue from Contracts with Customers. The licensing and technical support services provided are recognized as a single combined performance obligation satisfied over the expected period of those services, beginning May 2020 through December 2025. During the nine months ended September 30, 2022 and 2021, the Company has recognized revenue from this arrangement of $1,620 and $1,516 respectively, net of intra-entity profit elimination. As of September 30, 2022 and December 31, 2021, the Company has recorded deferred revenue of $8,734 and $10,749, respectively. Intra-entity profits related to revenue contracts with LanzaJet are $395 and $497 as of September 30, 2022, and 2021, respectively. Intra-entity profit is amortized over the 15-year amortization period through 2034.
Between February 1, 2021 and April 4, 2021, LanzaJet closed two additional rounds of investment which reduced the Original Interest to 25%. As a result, the Company recognized a gain on dilution of $503. The Company retained its contingent right to receive an additional interest in LanzaJet of up to 45 million shares for no additional consideration.
The carrying value of our equity method investment in LanzaJet as of September 30, 2022 and December 31, 2021 was approximately $3,600 and $3,100 less than our proportionate share of our equity method investees’ book values, respectively. The basis differences are largely the result of a difference in the timing of recognition of variable consideration to which we may become entitled in exchange for our contribution of intellectual property to LanzaJet. The variable consideration we may receive will be in the form of additional ownership interests and the majority of the basis difference will reverse in connection with recognition of that variable consideration.
In connection with a sublicense agreement to LanzaJet under our license agreement with Battelle Memorial Institute (“Battelle”), LanzaTech remains responsible for any failure by LanzaJet to pay royalties due to Battelle. The fair value of LanzaTech’s obligation under this guarantee was immaterial as of September 30, 2022 and December 31, 2021.
SGLT
On September 28, 2011, the Company contributed RMB 25,800 (approx. $4,000) in intellectual property in exchange for 30% of the registered capital of Beijing ShouGang LanzaTech Technology Co., LTD (“SGLT”).
As of December 31, 2021, the Company’s interest in SGLT’s registered capital is approximately 10.01%. As the result of the admittance of new investors, the Company recognized a gain from dilution of $3,014 during the nine months ended September 30, 2021. On April 29, 2022, SGLT closed a round of financing which reduced the Company’s ownership to 9.31% and resulted in the recognition of gain from dilution of $3,368. On September 30, 2022, management of the Company determined that the Company no longer had significant influence over the operating and financial policies of SGLT due to the significant and sustained decrease in SGLT’s technological dependence on LanzaTech. As such, as of September 30,

2022, the Company ceased applying the equity method and reclassified cumulative currency translation adjustments associated with its investment in SGLT of $928 to include those adjustments in the carrying value of its investment. Prospectively, the Company will account for its investment in the equity security of SGLT using the alternative measurement principals as permitted under ASC 321, Investments — Equity Securities, because SGLT's fair value is not readily determinable. As the change is effective on September 30, 2022, the Company recorded SGLT’s attributable net loss of $76, for the nine months ended September 30, 2022, on the condensed consolidated statements of operations.
Subsequently, under the alternative measurement method, LanzaTech will adjust the carrying value for observable changes in price and will reassess whether its investment in SGLT continues to qualify for such method. Additionally, LanzaTech will perform a qualitative assessment and recognize an impairment if their are sufficient indicators that the fair value of the SGLT investment is less than its carrying value. The changes in value and impairment charges (if any), are recorded in other (expense) income, net in the condensed consolidated statement of operations.
As of September 30, 2022 and December 31, 2021, there were no impairments of either equity investees. During the nine months ended September 30, 2022 and the year ended December 31, 2021, the Company received no dividends from equity investments.
Note 6 — Fair Value
The following table presents the Company’s fair value hierarchy for its assets and liabilities measured at fair value as of September 30, 2022 and December 31, 2021 (in thousands):
	Fair Value Measurement as of September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$519	—	—	$519
Liabilities:
Warrants	$—	$—	$1,572	$1,572
SAFE warrant	—	—	2,022	2,022
SAFE liability	—	—	27,221	27,221
Total liabilities	$—	$—	$30,815	$30,815
	Fair Value Measurement as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$516	$—	$—	$516
Liabilities:
Warrants	$—	$—	$1,145	$1,145
SAFE warrant	—	—	1,729	$1,729
SAFE liability	—	—	28,271	$28,271
Total Liabilities	$—	$—	$31,145	$31,145
Warrants
The Company has warrants to purchase preferred shares outstanding as of September 30, 2022 and December 31, 2021 representing 225,223 and 225,223 preferred shares, respectively, which warrants expire at various dates through December 31, 2027. The exercise prices of the warrants range from $14.69 to $19.93 as of each of September 30, 2022 and December 31, 2021.
The warrants are accounted for as liabilities in accordance with ASC 480, Distinguishing Liability from Equity, and are presented within other accrued liabilities on the condensed consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within the condensed consolidated statements of operations and comprehensive loss.
The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model. For the nine months ended September 30, 2022 and 2021, the Company recognized a change in the fair value of liabilities of approximately $(427) and $(699), respectively, on the condensed consolidated statements of operations and comprehensive loss within other (expense) income, net.
The estimated fair value of the warrants is determined using Level 3 inputs. Inherent in the Black-Scholes Option Pricing Model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the Company’s warrants and from historical volatility of select peer companies that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
The following table represents the weighted average inputs used in calculating the fair value of the preferred share warrants outstanding as of September 30, 2022 and December 31, 2021:
	September 30, 2022	December 31, 2021
Stock price	$15.03	$13.77
Weighted average exercise price	17.31	17.32
Term (in years)	2.3	2.8
Expected volatility	76.9%	70.6%
Risk-free interest rate	2.9%	0.8%
Expected dividend yield	—%	—%
SAFE Liability and SAFE Warrant
In December 2021, the Company issued a SAFE that allowed an investor to participate in future equity financings through a share-settled redemption of the amount invested (such notional being the “invested amount”). The SAFE had not yet converted as a qualifying financing had not yet occurred as of September 30, 2022. At September 30, 2022, the SAFE had a fair value of $27,221 and was recorded within current liabilities on the condensed consolidated balance sheet.
Further, the warrant related to the SAFE of $2,022 as of September 30, 2022 is accounted for as a liability. This liability is recorded in current liabilities on the Company’s condensed consolidated balance sheets at fair value on the date of issuance and will be revalued each subsequent reporting period until such instrument is exercised or expires.
The change in fair value between reporting periods for both the SAFE liability and SAFE warrant is included in other (expense) income, net in the condensed consolidated statements of operations and comprehensive loss.
The Company’s SAFE liability and SAFE warrant are mark-to-market liabilities pursuant to ASC 480 and are classified within Level 3 of the fair value hierarchy as the Company is using a scenario-based approach which allowed the Company to estimate the implied value of the business based on the terms of the SAFE. Significant unobservable inputs included probability and expected term. Probability is based upon the likelihood of the Company closing a transaction with a special purpose acquisition company. The expected term was based on the anticipated time until the SAFE investments would have a conversion event.
Significant inputs for Level 3 SAFE liability fair value measurement at September 30, 2022 are as follows:

	Near Term	Long-Term
Key assumptions:
Probability weighting	41%	59%
Time to conversion (in years)	0.3	1.0
Liquidity price	100%	90%
Discount rate	26.0%	26.0%
Significant inputs for Level 3 SAFE warrant fair value measurement at September 30, 2022 are as follows:
	Near Term	Long-Term
Key assumptions:
Probability weighting	41%	59%
Remaining life (in years)	5.0	5.0
Volatility	75%	75%
Interest rate	4.06%	4.06%
Time to conversion (in years)	0.3	1.0
Risk-free interest rate	3.33%	4.05%
Dividend yield	—%	—%
The following tables represents a reconciliation of the contingent shares issuance liabilities fair value measurements using the significant unobservable inputs (Level 3) (in thousands):
	Warrants	SAFE liability	SAFE warrant
Balance as of January 1, 2022	$1,145	$28,271	$1,729
Loss / (gain) recognized in condensed statement of operations and comprehensive loss	427	(1,050)	293
Balance as of September 30, 2022	$1,572	$27,221	$2,022
	Warrants	SAFE liability	SAFE warrant
Balance as of January 1, 2021	$582	$—	$—
Issuance of SAFE liability and warrant	—	—	—
Loss recognized in condensed statement of operations and comprehensive loss	699	—	—
Balance as of September 30, 2021	$1,281	$—	$—
Note 7 — Income Taxes
The Company is subject to federal state income taxes in the United States, as well as income taxes in foreign jurisdictions in which it conducts business. The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries as such earnings are reinvested indefinitely. The Company and its foreign subsidiaries have historically been loss generating entities that have resulted in no excess earnings to consider for repatriation and accordingly there are no deferred income taxes recognized for the nine months ended September 30, 2022 and 2021.
The Company recorded an income tax expense of $0 for the nine months ended September 30, 2022 and 2021, representing an effective tax rate of 0%. The difference between the U.S. federal statutory rate of 21% and the Company’s effective tax rate in the first nine months ended September 30, 2022 is primarily due to a full valuation allowance related to the Company’s U.S. deferred tax assets and tax benefits in the Company’s foreign jurisdictions. For the first nine months ended September 30, 2021, the Company’s effective tax rate was computed based on income tax rate in New Zealand of 28.0% as the Company was still domiciled in New Zealand. The Company reassesses the need for a valuation allowance on a quarterly basis.

If it is determined that a portion or all of the valuation allowance is not required, it will generally be a benefit to the income tax provision in the period such determination is made.
The Company conducts business in multiple jurisdictions within and outside the United States. Consequently, the Company is subject to periodic income tax examinations by domestic and foreign income tax authorities. The Company is subject to audits for tax years 2009 and onward for federal purposes. There are tax years which remain subject to examination in various other state and foreign jurisdictions that are not material to the Company’s financial statements.
During 2021, the Company migrated its country of domicile from New Zealand to Delaware in the United States. On migration, the Company was deemed to have disposed of all its assets and liabilities to a third-party at market value which resulted in taxable income to the Company for New Zealand income tax purposes which was fully offset by net operating loss carryforwards and deferred R&D credits in New Zealand. The migration to Delaware is classified as a tax-free reorganization for U.S. federal income tax purposes.
Note 8 — Share-Based Compensation
The Company offers share option plans to employees, directors, and others providing similar employee-related services, which meet the definition of an equity-settled share-based payment.
Stock Options
The Company has five ownership-based participation rights schemes for employees, directors, and certain third-party providers. In accordance with the provisions of the schemes, as approved by the directors and shareholders, grantees have been granted options to purchase common shares at an exercise price based on the fair value price of the Company’s common shares on the date of grant as approved by the directors. The stock options generally have a service condition of two to five years and vest over time as the service condition is being satisfied. Upon termination of employment, unvested stock options are evaluated for forfeiture or modifications, subject to the terms of the awards and Company’s policies.
Stock option awards outstanding as of September 30, 2022 and changes during the period ended September 30, 2022 were as follows:
	Shares under option (thousands)	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2022	3,848	$6.55	6.16	$27,796
Vested and expecting to vest at January 1, 2022	3,848	6.55	6.16	27,796
Exercisable at January 1, 2022	2,479	$6.31	4.85	$18,499
Exercised	(3)	6.75	—	—
Cancelled/forfeited	(38)	9.55	—	188
Expired	(1)	6.61	—	4
Outstanding at September 30, 2022	3,806	$6.52	5.39	$42,032
Vested and expecting to vest at September 30, 2022	3,806	6.52	5.39	42,032
Exercisable at September 30, 2022	2,918	$6.30	4.56	$32,874
The Company recorded compensation expense of $2,067 and $1,790 for the nine months ended September 30, 2022 and September 30, 2021, respectively. Unrecognized compensation costs as of September 30, 2022 was $3,835 and will be recognized over a weighted average of 2.27 years.
Restricted Stock Awards (“RSAs”)
RSAs become eligible to vest upon the satisfaction of a time-based service condition. However, in order to vest, a liquidity event, defined as acquisition, asset transfer, or initial listing, must occur within

10 years from the grant date. Upon a liquidity event, if the participant’s service has not terminated, the entire RSA award vests in full, whether or not previously eligible for vesting. If the participant’s service has terminated and they have satisfied the time-based service condition, the RSAs that are outstanding and eligible for vesting shall immediately vest in full. The time-based service requirements of the RSAs have a maximum term of three years from the date of grant.
As of September 30, 2022, there were 579,660 outstanding unvested shares for a weighted average fair value of $4.72. There were no changes during the nine months ended September 30, 2022.
As of September 30, 2022, and September 30, 2021 the Company concluded that the liquidity event performance condition described above for the RSAs was not probable of being satisfied at such time. As a result, the Company did not recognize any compensation cost during the nine months ended September 30, 2022 and September 30, 2021 for any RSAs granted.
Note 9 — Related Party Transactions
As of September 30, 2022, and December 31, 2021, the Company had an equity ownership in LanzaJet and SGLT with an aggregate carrying value of $26,037 and $24,752, respectively. The table below summarizes amounts related to transactions with these related parties (in thousands):
	Nine months ended September 30,
	2022	2021
Revenues	$2,116	$2,348
	As of
	September 30, 2022	December 31, 2021
Accounts receivable	$1,509	$1,071
Contract assets	73	60
Purchases and open accounts payable	1,863	2,575
The accounts payable balance is for work that LanzaJet performed as a subcontractor to the Company. Refer to Note 5, Investments, for more information.
In connection with the formation of LanzaJet, the Company entered into a transition services agreement with LanzaJet. The transition services agreement generally sets out the respective rights, responsibilities and obligations of the Company and LanzaJet with respect to R&D services, access to office and laboratory space, business development and other administrative support services. The transition services agreement may be terminated by mutual consent of the Company and LanzaJet, by LanzaJet at any time, and by the Company upon breach or non-payment by LanzaJet. There are no substantive termination penalties in the event the Company terminates. For the nine months ended September 30, 2022, and September 30, 2021, the Company recognized revenue from related parties of approximately $148 and $355, respectively, under the transition services agreement. The Company also provides certain engineering and other services related to a gas-to-jet demonstration plant currently in development by LanzaJet pursuant to the Investment Agreement described in Note 5, Investments. In connection with these services, the Company recognized revenue from LanzaJet of approximately $170 and $403, for the nine months ended September 30, 2022, and September 30, 2021, respectively.
In May 2020, the Company executed an agreement to lease certain land to a subsidiary of LanzaJet for a period of 10 years with an option to renew this lease for five additional periods of one year with minimum annual rent due to the Company of $24. The lease commenced upon execution of the lease agreement and was subsequently amended in 2022 to extend the Pre-Development Term and annual rent amount. Refer to Note 12, Leases, for more information.
The Company supplies SGLT with certain water-soluble organic compounds required in the Company’s proprietary gas fermentation process, and small-size equipment. As a result, for the nine months ended September 30, 2022, and September 30, 2021, the Company recognized revenue from related parties of approximately $151 and $69, respectively. The Company also provided engineering services and incurred costs of $893 and $1,171 for the nine months ended September 30, 2022, and September 30, 2021, respectively.
Additionally, LanzaTech and SGLT entered into a license agreement in 2019, subsequently amended in 2021, to provide SGLT with the right to sublicense the intellectual property that LanzaTech previously licensed to SGLT. In exchange, the Company is entitled to receive licensing consideration, calculated as a percentage of the royalties received by SGLT from the sublicenses. Currently, SGLT sublicenses to certain of its subsidiaries that use LanzaTech’s proprietary technology. The royalties received by SGLT are based on sales-and-usage of the sublicensed technology. For the nine months ended September 30, 2022, and September 30, 2021, the Company did not earn any sublicensing revenue as no royalties were received by SGLT.
Note 10 — Redeemable, Convertible Preferred Stock
The Company has six outstanding series of contingently redeemable convertible preferred stock. The authorized, issued and outstanding shares, issue price, and carrying value as of September 30, 2022 are as follows (in thousands, except share and per share amounts):
	Shares Authorized	Shares Issued and Outstanding	Issue Price	Carrying Amount
Series A	4,666,503	4,666,503	$1.75 – 3.94	$12,230
Series B	1,733,370	1,733,370	10.38	18,000
Series C	4,254,733	4,142,408	14.69	60,850
Series D	10,274,260	10,161,362	19.93	188,402
Series E	5,183,957	5,183,957	22.86	118,076
Series F	3,634,210	3,634,210	22.86	83,073
	29,747,033	29,521,810		$480,631
There were no changes in redeemable convertible preferred stock issued and outstanding during the nine months ended September 30, 2022. The holders of preferred shares are entitled to receive dividends on an as converted to common shares basis as if all preferred shares had been converted into common shares on the date of such event. Dividends are cumulative and are payable in arrears at the rate of 8% of the original issue price.
In March 2021, a warrant was exercised for a total issuance of 158,058 Series D preferred shares which led to an increase in redeemable convertible preferred stock of $3,150 during the nine months ended September 30, 2021.
Redemption features of preferred shares are not fixed and do not have a determinable price on fixed or determinable dates. As of September 30, 2022, the preferred shares are not currently redeemable, and it is not probable that the preferred shares will become redeemable, since it is uncertain whether or when circumstances exist that would constitute a deemed liquidation event. Accordingly, the Company has not adjusted the carrying value of the preferred shares to their redemption values.
Note 11 — Commitments and Contingencies
Litigation
The Company may be involved in legal proceedings and exposed to potential claims in the normal course of business. As of September 30, 2022, and December 31, 2021, the Company does not have any reasonable possible or probable losses from such claims.
Note 12 — Leases
In May 2020, the Company executed an agreement to lease certain land to a subsidiary of LanzaJet for a period of 10 years with an option to renew this lease for five additional periods of one year with minimum annual rent due. This agreement is accounted for as an operating lease. In February 2022, the lease agreement with LanzaJet was amended to extend the pre-development term of the lease until the earlier of commencement of construction of the alcohol-to-jet fuel facility on the leased land or December 31, 2023 and increased the annual base rent amount. The Company recognizes lease revenue on a straight-line basis over the life of the lease agreement.
The following table presents amounts included in Revenue from related party transactions in the Condensed Consolidated Statement of Operations related to lessor activity (in thousands):
	Nine months ended September 30,
	2022	2021
Lease income from operating leases	$25	$18
Note 13 — Subsequent Events
The Company has evaluated events occurring subsequent to September 30, 2022 through December 12, 2022, the date the condensed consolidated financial statements were available to be issued. The Company has identified two transactions with BGTF LT Aggregator LP (“Brookfield”), an affiliate of Brookfield Asset Management Inc, and a transaction with LanzaJet, described as follows:
Brookfield Framework Agreement
On October 2, 2022, LanzaTech entered into a framework agreement with Brookfield (the “Brookfield Framework Agreement”). Under such agreement, LanzaTech agreed to exclusively offer Brookfield the opportunity to acquire or invest in certain projects to construct commercial production facilities employing carbon capture and transformation technology in the U.S., the European Union, the United Kingdom, Canada or Mexico for which LanzaTech is solely or jointly responsible for obtaining or providing equity financing, subject to certain exceptions. LanzaTech agreed to present Brookfield with projects that over the term of the agreement require equity funding of at least $500,000,000 in the aggregate. With respect to projects acquired by Brookfield, LanzaTech is entitled to a percentage of free cash flow generated by such projects determined in accordance with a hurdle-based return waterfall. Brookfield has no obligation under the Brookfield Framework Agreement to invest in any of the projects.
Brookfield SAFE
On October 2, 2022, LanzaTech entered into a Simple Agreement for Future Equity (the “Brookfield SAFE”) with Brookfield. Under the Brookfield SAFE, LanzaTech agreed to issue to Brookfield the right to certain shares of its capital stock, the issuance of which is conditional upon LanzaTech obtaining certain necessary stockholder approvals and waivers, in exchange for the payment of $50,000,000 (the “Initial Purchase Amount”). On the fifth anniversary of the Brookfield SAFE, LanzaTech will repay in cash any remaining unconverted portion of the Initial Purchase Amount (the “Remaining Amount”) less any Non-Repayable Amount (as described below), plus interest in the high single digits, compounded annually. Brookfield has the option to extend the repayment date to the tenth anniversary of the date of the Brookfield SAFE if certain events do not occur.
Following the first of either (a) a transaction with the principal purpose of raising capital, pursuant to which LanzaTech issues and sells preferred stock at a fixed valuation (an “Equity Financing”), or (b) the completion of an initial public offering, a direct listing, or a merger of LanzaTech with a special purpose acquisition company, which includes the Business Combination (such a merger, a “de-SPAC Transaction” and such event described in (b), a “Liquidity Event”), Brookfield may, at any time at its option, convert all or a portion of the Initial Purchase Amount less any amount that has already been converted or repaid into shares of LanzaTech capital stock or, in the case of a de-SPAC Transaction, shares of common stock of the surviving public company in such de-SPAC Transaction (including, in the case of the Business Combination, New LanzaTech Common Stock).
For each $50,000,000 of aggregate equity funding required for qualifying projects acquired by Brookfield in accordance with the Brookfield Framework Agreement, the Remaining Amount will be reduced by $5,000,000 (such cumulative reductions the “Non-Repayable Amount”). Upon the first Equity Financing or

Liquidity Event, the Non-Repayable Amount would convert automatically into shares of LanzaTech capital stock or, in the case of a de-SPAC Transaction, shares of common stock of the surviving public company in such de-SPAC Transaction (including, in the case of the Business Combination, New LanzaTech Common Stock), and thereafter, the Non-Repayable Amount will convert automatically on an as accrued basis.
LanzaJet Shareholder Loan
On November 9, 2022, the Company and the other LanzaJet shareholders entered into a Note Purchase Agreement (the “LanzaJet Note Purchase Agreement”), pursuant to which LanzaJet Freedom Pines Fuels LLC (“FPF”), a wholly owned subsidiary of LanzaJet, will issue, from time to time, notes in an aggregate principal amount of up to $147.0 million (the “LanzaJet Notes”), comprised of approximately $113.5 million aggregate principal amount of 6.00% Senior Secured Notes due December 31, 2043 and $33.5 million aggregate principal amount of 6.00% Subordinated Secured Notes due December 31, 2043. The Company has committed to purchase $5.5 million of Subordinated Secured Notes in a funding scheduled to occur on May 1, 2023. The Senior Secured Notes are secured by a security interest over substantially all assets of FPF, and both the Senior Secured Notes and the Subordinated Secured Notes are secured by a security interest over all intellectual property owned or in-licensed by LanzaJet. LanzaJet also provides a guarantee of any costs and expenses required to complete the LanzaJet Freedom Pines Demonstration Facility and achieve commercial operation.
Each purchaser of LanzaJet Notes under the LanzaJet Note Purchase Agreement is also entitled to receive a warrant for the right to purchase 575 shares of common stock of LanzaJet for each $10,000 of LanzaJet Notes purchased by such purchaser (which, in the case of the Company, will be equal to a right to purchase 316,250 shares of common stock of LanzaJet).
The LanzaJet Note Purchase Agreement may be amended with the approval of holders of FPF and all holders of the LanzaJet Notes. Upon an event of default under the LanzaJet Note Purchase Agreement, each purchaser may accelerate its own LanzaJet Notes. Enforcement against the collateral securing the LanzaJet Notes requires the approval of certain holders as specified in the LanzaJet Notes.
Amended Merger Agreement
The Merger Agreement was amended on December 7, 2022, to provide for, among other things, (i) the inclusion of the aggregate net proceeds from each of the AM SAFE Note and Brookfield SAFE in the Acquiror Closing Cash Amount, (ii) the reduction of the Minimum Closing Cash Condition from $250,000,000 to $230,000,000, (iii) the clarification that, to the extent that the Brookfield SAFE remains unexercised at Closing, it will be assumed by AMCI, remain in effect on the same terms and conditions as are in effect prior to the Closing and thereafter entitle the holder thereof to be issued shares of common stock in AMCI after the Closing, (iv) the clarification that, in the event that it becomes reasonably apparent to the parties that the Acquiror Closing Cash Amount will be less than the Minimum Closing Cash Condition, AMCI will use commercially reasonable efforts to enter into non-redemption agreements, or similar agreements, as may be necessary to satisfy the Minimum Closing Cash Condition, (v) the extension of the outside date applicable to the Closing from December 7, 2022 to February 28, 2023 and (vi) the elimination of LanzaTech's right to terminate the agreement in the event that we fail to, on or prior to July 7, 2022, enter into one or more additional subscription agreements or non-redemption agreements as a result of which the sum of the PIPE Investment Amount (including net proceeds under the AM SAFE Note to LanzaTech) and the aggregate number of shares of Class A common stock subject to non-redemption agreements multiplied by $10.00, minus certain transaction expenses and other liabilities at Closing, would be equal to at least the Minimum Closing Cash Condition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of LanzaTech NZ, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of LanzaTech NZ, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, consolidated statement of cash flows, and consolidated statements of changes in redeemable convertible preferred stock and shareholders’ equity (deficit) for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Material Restatement of the 2021 and 2020 Financial Statements
As discussed in Note 2 to the financial statements, the accompanying 2021 and 2020 financial statements have been restated to correct material misstatements.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Chicago, Illinois
May 9, 2022 (October 11, 2022 as to the effects of the restatement to the 2021 and 2020 financial statements discussed above and in Note 2 of the financial statements)
We have served as the Company’s auditor since 2021.

LANZATECH NZ, INC.
CONSOLIDATED BALANCE SHEETS (RESTATED)
(In thousands, except share and per share data)
	Year Ended December 31,
	2021 as Restated	2020 as Restated
Assets
Current assets:
Cash and cash equivalents	$128,318	$60,495
Trade and other receivables, net of allowance	2,878	5,521
Contract assets	11,700	6,186
Other current assets	5,779	4,387
Total current assets	148,675	76,589
Property, plant and equipment, net	14,148	11,609
Right of use assets	4,686	6,365
Equity method investments	24,752	23,217
Other non-current assets	750	1,200
Total assets	$193,011	$118,980
Liabilities, Contingently Redeemable Preferred Stock, and Shareholders’ Deficit
Current liabilities:
Accounts payable	$2,444	$1,147
Other accrued liabilities	7,059	2,897
SAFE liability	28,271	—
SAFE warrant	1,729	—
Contract liabilities	3,476	5,480
Accrued salaries and wages	4,261	3,492
Current lease liabilities	2,050	1,618
Current portion of long-term debt	—	570
Total current liabilities	49,290	15,204
Non-current lease liabilities	3,283	5,334
Non-current contract liabilities	13,901	11,291
Long-term debt	—	3,065
Other long-term liabilities	823	894
Total liabilities	67,297	35,788
Commitments and Contingencies (see note 18)
Contingently Redeemable Preferred Stock
Redeemable convertible preferred stock, $0.0001 par value; 29,747,033 and 26,112,823 shares authorized, 29,521,810 and 25,729,542 shares issued and outstanding as of December 31, 2021 and 2020, respectively	480,631	394,408
Shareholders’ Deficit
Common stock, $0.0001 par value; 36,326,815 shares authorized, 2,106,934 and 1,656,415 shares issued and outstanding as December 31, 2021 and 2020, respectively	—	—
Additional paid-in capital	21,711	18,818
Accumulated other comprehensive income	3,261	3,166
Accumulated deficit	(379,889)	(333,200)
Total shareholders’ deficit	$(354,917)	$(311,216)
Total liabilities, contingently redeemable preferred stock, and shareholders’ deficit	$193,011	$118,980
See the accompanying Notes to the Consolidated Financial Statements.

LANZATECH NZ, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS (RESTATED)
(In thousands, except share and per share data)
	Year Ended December 31,
	2021 as Restated	2020 as Restated
Revenue:
Revenue from contracts with customers	$18,871	$12,987
Revenue from collaborative arrangements	3,337	1,163
Revenue from related party transactions	3,253	4,203
Total revenue	25,461	18,353
Cost and operating expenses:
Cost of revenue from contracts with customers (exclusive of depreciation shown below)	(13,167)	(8,185)
Cost of revenue from collaborative arrangements (exclusive of depreciation shown below)	(1,254)	(743)
Cost of revenue from related party transactions (exclusive of depreciation shown below)	(808)	(2,664)
Research and development expense	(44,229)	(34,454)
Depreciation expense	(3,806)	(2,979)
Selling, general and administrative expense	(13,216)	(9,029)
Total cost and operating expenses	(76,480)	(58,054)
Loss from operations	(51,019)	(39,701)
Other income (expense):
Interest expense, net	(7)	(351)
Gain on extinguishment of debt	3,065	—
Other (expense) income, net	(673)	172
Total other income (expense), net	2,385	(179)
Loss before income taxes	(48,634)	(39,880)
Income tax benefit	—	—
Gain from equity method investees, net	1,945	2,167
Net loss	$(46,689)	$(37,713)
Unpaid cumulative dividends on preferred stock	(36,758)	(31,291)
Net loss allocated to common shareholders	$(83,447)	$(69,004)
Other comprehensive loss:
Foreign currency translation adjustments	95	625
Comprehensive loss	$(46,594)	$(37,088)
Net loss per common share – basic and diluted	$(42.59)	$(42.34)
Weighted-average number of common shares outstanding – basic and diluted	1,959,165	1,629,821
See the accompanying Notes to the Consolidated Financial Statements.

LANZATECH NZ, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT) (RESTATED)
(all amounts in thousands, except share data)
	Redeemable Convertible Preferred Stock		Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	23,695,330	$347,938	1,622,886	$—	$16,354	$(295,487)	$2,541	$(276,592)
Issuance of Series E Preferred Stock, net of issuance cost of $30	2,034,212	46,470	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	2,392	—	—	2,392
Net loss, as restated	—	—	—	—	—	(37,713)	—	(37,713)
Issuance of common stock upon exercise of options	—	—	33,529	—	72	—	—	72
Foreign currency translation	—	—	—	—	—	—	625	625
Balance at December 31, 2020 as Restated	25,729,542	$394,408	1,656,415	$—	$18,818	$(333,200)	$3,166	$(311,216)
Issuance of Series F Preferred Stock, net of issuance cost of $0	3,634,210	83,073	—	—	—	—	—	—
Exercise of a warrant, Series D Preferred Stock	158,058	3,150	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	2,531	—	—	2,531
Repurchase of equity instruments	—	—	—	—	(396)	—	—	(396)
Net loss, as restated	—	—	—	—	—	(46,689)	—	(46,689)
Issuance of common stock upon exercise of options	—	—	450,519	—	758	—	—	758
Foreign currency translation	—	—	—	—	—	—	95	95
Balance at December 31, 2021 as Restated	29,521,810	$480,631	2,106,934	$—	$21,711	$(379,889)	$3,261	$(354,917)
The accompanying notes are an integral part of the consolidated financial statements.

LANZATECH NZ, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (RESTATED)
(In thousands)
	Year Ended December 31,
	2021 as Restated	2020 as Restated
Cash Flows From Operating Activities:
Net loss	$(46,689)	$(37,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	2,531	2,392
Loss/(gain) on change in fair value of warrant liabilities	563	(105)
Bad debt expense and recoveries	(27)	877
Depreciation of property, plant and equipment	3,806	2,979
Non-cash lease expense	1,679	1,565
Non-cash recognition of licensing revenue	(2,022)	(1,018)
PPP loan forgiveness	(3,065)	—
Gain from equity method investees, net	(1,945)	(2,167)
Net foreign exchange gain	55	—
Changes in operating assets and liabilities:
Accounts receivable, net	2,670	(4,470)
Contract assets	(5,514)	(5,605)
Other assets	(941)	(364)
Accounts payable and accrued salaries and wages	1,256	690
Contract liabilities	5,762	3,167
Operating lease liabilities	(1,618)	(1,204)
Other liabilities	908	1,705
Net cash used in operating activities	$(42,591)	$(39,271)
Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(5,752)	(7,110)
Proceeds from disposal of property, plant and equipment	5	4
Proceeds from disposal of investment property	—	513
Net cash used in investing activities	$(5,747)	$(6,593)
Cash Flows From Financing Activities:
Proceeds from issue of equity instruments of the Company	83,831	46,572
Proceeds from exercise of a warrant	3,150	—
Proceeds from issue of SAFE and warrant instruments	30,000	—
Payment for share issue costs	—	(30)
Proceeds from borrowings	—	3,065
Repurchase of equity instruments of the Company	(396)	—
Repayment of borrowings	(570)	(4,880)
Net cash provided by financing activities	$116,015	$44,727
Net increase (decrease) in cash, cash equivalents and restricted cash	67,677	(1,137)
Cash, cash equivalents and restricted cash at beginning of period	60,909	62,117
Effects of currency translation on cash, cash equivalents and restricted cash	146	(71)
Cash, cash equivalents and restricted cash at end of period	$128,732	$60,909
Supplemental disclosure of cash flow information:
Cash paid for interest	$13	$356
Cash paid for income taxes	$—	$—
Supplemental disclosure of non-cash investing activities:
Acquisition of equity method investment in LanzaJet through contribution of license	$—	$15,000
Acquisition of property, plant and equipment under accounts payable	$708	$20
Supplemental disclosure of non-cash financing activities:
PPP loan forgiveness	$3,065	$—
Receipt of common shares as payment for option exercises	$938	$—
See the accompanying Notes to the Consolidated Financial Statements.

LANZATECH NZ, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Restated)
Note 1 — Description of the Business
The reporting entity is LanzaTech NZ, Inc. (formerly known as LanzaTech New Zealand Limited) and its subsidiaries (collectively, “the Company”). LanzaTech NZ, Inc. is a profit-oriented entity previously incorporated in New Zealand. Effective October 28, 2021, LanzaTech New Zealand Limited filed a Certificate of Incorporation to migrate its country of domicile from New Zealand to Delaware, in the United States, and change its corporate name to “LanzaTech NZ, Inc.” The amendment was approved by the Board of Directors of LanzaTech and was effected by the filing of a Certificate of Incorporation with the Delaware Secretary of State. All necessary adjustments have been recorded to present fairly the Company’s financial position as of December 31, 2021 and 2020 and the results of operations and cash flows for the years then ended. The registered office location is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801. The Company licenses its technology to customers, performs research and development in biotechnology, and provides engineering and other related services for commercial and government customers. Using the Company’s proprietary fermentation technology, the Company’s customers can convert certain carbon-rich waste gases into fuels and chemicals. The Company employs a licensing business model whereby its customers build, own and operate facilities that use the Company’s technology, and in return, the Company is paid royalties based on the revenue generated from the use of its technology. In 2018, the Company, through its equity method investee, launched the world’s first commercial waste gas to ethanol plant in China, followed by a second one in 2021, also in China, with others currently in development in various countries around the world.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the accounts of LanzaTech NZ, Inc. and its wholly-owned consolidated subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.
As part of its evaluation, the Company makes judgments in determining whether an entity is a variable interest entity (“VIE”) and, if so, whether it is the primary beneficiary of the VIE and is thus required to consolidate the entity. A VIE is a legal entity that has a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. Our variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity’s net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. We consolidate a VIE when we are deemed to be the primary beneficiary. We assess whether or not we are the primary beneficiary of a VIE on an ongoing basis. If we are not deemed to be the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE in accordance with applicable US GAAP.
The Company holds interests in certain VIEs for which it has been determined the Company is not the primary beneficiary. The Company’s variable interests primarily relate to entities in which the Company has a non-controlling equity interest. Although these financial arrangements resulted in holding variable interests in these entities, they did not empower the Company to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company’s interests in the VIEs are, therefore, accounted for under the equity method of accounting. Refer to Note 5, Investments, for further information. The Company’s maximum exposure to loss in connection with its interest in VIEs is its equity method investment and any amounts receivable from the VIE, less amounts payable. Refer to Note 14, Related Party Transactions, for further details on the transactions with VIEs.

Restatement
On August 16, 2022, the Audit Committee of the Board of Directors of LanzaTech, after discussion with management of LanzaTech and LanzaTech’s independent registered public accounting firm, Deloitte & Touche, LLP, concluded that LanzaTech’s previously issued audited consolidated financial statements as of and for the fiscal years ended December 31, 2021 and December 31, 2020 should no longer be relied upon. The errors leading to restatement were communicated to and discussed with AMCI upon their discovery. The AMCI Board considered the circumstances surrounding the restatement and concluded that it did not negatively impact its decision to proceed with the Business Combination primarily because of the individually immaterial adjustments.
The Company determined that its recorded share of equity method earnings amounts from an unconsolidated affiliate for the years ended December 31, 2021 and 2020 and its gain on dilution amount for the year ended December 31, 2021 were incorrect following the completion of LanzaJet, Inc.’s (“LanzaJet”) financial statement audit. Additionally, the Company identified that it was not properly eliminating intra-entity profits related to revenue contracts with LanzaJet. As a result of the adjustments recorded by the unconsolidated affiliate and the identification of the error related to the elimination of intra-entity profits, the Company made the decision to restate its consolidated financial statements as of and for the years ended December 31, 2021 and 2020 on or around the completion of the audit of LanzaJet’s financial statements for the years ended December 31, 2021 and 2020 on August 23, 2022. The Company also determined it was not properly accounting for its licensing arrangement with LanzaJet, and had not disclosed all significant related party transactions with its equity method investees. The Company has also revised these disclosures. In accordance with ASC 250, Accounting Changes and Error Corrections, the Company evaluated the materiality of the adjustments, considering both quantitative and qualitative factors, and determined that the related aggregate impact was material to its consolidated financial statements as of and for the years ended December 31, 2021 and 2020.
Description of Errors Corrected
•
Accounting for Equity Method Investments:

•
The previously reported equity method investment in LanzaJet, as described in Note 5, Investments, contained errors in the Company’s recorded share of LanzaJet losses for the years ended 2021 and 2020 as a result of adjustments made by LanzaJet to its financial statements in connection with the audit of LanzaJet’s financial statements for the years ended December 31, 2021 and 2020. The adjustments primarily were comprised of (1) an adjustment to correct an error relating to the measurement of the intangible asset associated with the intellectual property contributed by the Company as described in Note 5 — Investments and the related amortization; and (2), an adjustment to reclassify as a reduction to fixed assets certain government grants received by LanzaJet that it originally recorded as revenue. Other less significant adjustments were also identified and corrected in connection with the audit of LanzaJet’s financial statements for the years ended December 31, 2021 and 2020. The net impact of these adjustments on the equity method investment’s balance and accumulated deficit in the Company’s Consolidated Balance Sheets was a decrease of $580 and $257 as of December 31, 2021 and 2020, respectively. The net impact of these adjustments on the gain from equity method investees in the Company’s Consolidated Statements of Operations and Comprehensive Loss was a decrease of $580 and $257 for the years ended December 31, 2021 and 2020, respectively.

•
The previously reported revenue from related parties related to contributed intellectual property contained errors for intra-entity profit that was not previously eliminated, as described in Note 5, Investments. The impact of these errors on the equity method investment’s balance and accumulated deficit in the Consolidated Balance Sheets was $662 and $549 as of December 31, 2021 and 2020 respectively and $662 and $549 on revenue from related party transactions in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2021 and 2020, respectively.

•
The previously reported gain on dilution, as described in Note 5, Investments, was not correctly calculated for the year ended December 31, 2021. The impact of these errors on the equity method investment’s balance and accumulated deficit in the Consolidated Balance Sheets as of

December 31, 2021 was $322; and the impact on gain from equity method investees in the Consolidated Statements of Operations and Comprehensive Loss was $322 for the year ended December 31, 2021.
•
Additional Misstatements:

•
The previously reported contract assets and other accrued liabilities included revenue and related cost of revenue amounts that was recorded in an inappropriate period. These amounts were recorded in 2021, however, the performance obligation was actually satisfied in 2020. The impact of these errors on the contract assets and other accrued liabilities in the Consolidated Balance Sheet as of December 31, 2020 was $122; and the impact on revenue from contracts with customers and cost of revenue from contracts with customers in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2021 and 2020 was $122.

•
Disclosure errors:

•
The Company determined its licensing arrangement with LanzaJet, described in Note 5, Investments, should have been accounted for as a transaction with a customer solely within the scope of Accounting Standards Codification 606 — Revenue from contracts with customers (“ASC 606”) rather than akin to an operating lease under Accounting Standards Codification 842, Leases (“ASC 842”). The licensing arrangement is a contract with the Company’s customer, LanzaJet, that conveys to LanzaJet the right to use an intangible asset (IP). Contracts with customers are accounted for under ASC 606 unless they are within the scope of other accounting literature. Because the licensing arrangement conveys the right to use an intangible asset, it is not within the scope of ASC 842. Under limited circumstances, ASC 606 requires certain arrangements that do not, in substance, transfer control of an asset (i.e., when the arrangement contains certain repurchase rights or obligations) to be accounted for as leases. However, those limited circumstances are not present in the Company’s licensing arrangement with LanzaJet. Therefore, the Company concluded accounting for the arrangement under ASC 606 is required. Because the period over which the Company determined it was required to recognize revenue under ASC 606 was the same as the period of time over which it had been recognizing revenue, there was no effect on the amounts recorded in the consolidated financial statements. Additionally, the difference in timing of recognition of the variable consideration resulted in a difference between the carrying value of our equity method investment in LanzaJet and our proportionate share of LanzaJet’s book values, that was not previously disclosed. However, the disclosures in Note 5, Investments have been revised accordingly.

•
The Company did not disclose in Note 5, Investments, its obligation under a guarantee with sublicensing agreement between LanzaJet and a third party. The fair value of this guarantee was deemed immaterial as of December 31, 2021 and 2020.

•
The Company did not include in its disclosure for related party transactions in Note 14, Related Party Transactions, that it also provided engineering services to one of its equity method investees, Beijing ShouGang LanzaTech Technology Co., LTD (“SGLT”), for which costs of $1,223 and $242 were incurred during the years ended December 31, 2021 and 2020. The Company also did not disclose that in 2019 it entered into a licensing agreement to receive licensing consideration from SGLT.

None of the errors discussed above were individually material to the financial statements, however, their cumulative impact was material and resulted in a restatement of the 2021 and 2020 financial statements. The effects of the correction of these errors on the relevant financial statement line items is as follows:
	Year Ended December 31, 2021
	As Previously Reported	Adjustments	as Restated
Consolidated Balance Sheet
Equity method investments	26,479	(1,727)	24,752
Total assets	$194,738	$(1,727)	$193,011
Accumulated deficit	(378,162)	(1,727)	(379,889)
Total shareholders’ deficit	$(353,190)	$(1,727)	$(354,917)
Total liabilities, contingently redeemable preferred equity, and shareholders’ deficit	$194,738	$(1,727)	$193,011
	Year Ended December 31, 2020
	As Previously Reported	Adjustments	as Restated
Consolidated Balance Sheet
Contract assets	6,064	122	6,186
Total current assets	76,467	122	76,589
Equity method investments	24,023	(806)	23,217
Total assets	$119,664	$(684)	$118,980
Other accrued liabilities	2,775	122	2,897
Total current liabilities	$15,082	$122	$15,204
Total liabilities	$35,666	$122	$35,788
Accumulated deficit	(332,394)	(806)	(333,200)
Total shareholders’ deficit	$(310,410)	$(806)	$(311,216)
Total liabilities, contingently redeemable preferred equity, and shareholders’ deficit	$119,664	$(684)	$118,980
	Year Ended December 31, 2021
	As Previously Reported	Adjustments	as Restated
Consolidated Statement of Operations and Comprehensive Loss
Revenue from contracts with customers	18,993	(122)	18,871
Revenue from related party transactions	3,915	(662)	3,253
Total revenue	$26,245	$(784)	$25,461
Cost of revenue from contracts with customers (exclusive of depreciation shown below)	(13,289)	122	(13,167)
Total cost and operating expenses	$(76,602)	$122	$(76,480)
Loss from operations	$(50,357)	$(662)	$(51,019)
Loss before income taxes	$(47,972)	$(662)	$(48,634)
Gain from equity method investees, net	2,204	(259)	1,945
Net loss	$(45,768)	$(921)	$(46,689)
Net loss allocated to common shareholders	$(82,526)	$(921)	$(83,447)
Comprehensive loss	$(45,673)	$(921)	$(46,594)
Net loss per share – basic and diluted	$(42.12)	$(0.47)	$(42.59)

	Year Ended December 31, 2020
	As Previously Reported	Adjustments	as Restated
Consolidated Statement of Operations and Comprehensive Loss
Revenue from contracts with customers	12,865	122	12,987
Revenue from related party transactions	4,752	(549)	4,203
Total revenue	$18,780	$(427)	$18,353
Cost of revenue from contracts with customers (exclusive of depreciation shown below)	(8,063)	(122)	(8,185)
Total cost and operating expenses	$(57,932)	$(122)	$(58,054)
Loss from operations	$(39,152)	$(549)	$(39,701)
Loss before income taxes	$(39,331)	$(549)	$(39,880)
Gain from equity method investees, net	2,424	(257)	2,167
Net loss	$(36,907)	$(806)	$(37,713)
Net loss allocated to common shareholders	$(68,198)	$(806)	$(69,004)
Comprehensive loss	$(36,282)	$(806)	$(37,088)
Net loss per share – basic and diluted	$(41.84)	$(0.50)	$(42.34)
	Year Ended December 31, 2021
	As Previously Reported	Adjustments	as Restated
Consolidated Statement of Changes in Redeemable Convertible Preferred Stock and Shareholders’ Equity (Deficit)
Accumulated deficit – Balance at December 31, 2020	$(332,394)	$(806)	$(333,200)
Total shareholders’ deficit – balance at December 31, 2020	$(310,410)	$(806)	$(311,216)
Net loss	(45,768)	(921)	(46,689)
Accumulated deficit – balance at December 31, 2021	(378,162)	(1,727)	(379,889)
Total shareholders’ deficit – balance at December 31, 2021	$(353,190)	$(1,727)	$(354,917)
	Year ended December 31, 2020
	As Previously Reported	Adjustments	as Restated
Consolidated Statement of Changes in Redeemable Convertible Preferred Stock and Shareholders’ Equity (Deficit)
Accumulated deficit – Balance at December 31, 2019	$(295,487)	$—	$(295,487)
Total shareholders’ deficit – balance at December 31, 2019	$(276,592)	$—	$(276,592)
Net loss	(36,907)	(806)	(37,713)
Accumulated deficit – balance at December 31, 2020	(332,394)	(806)	(333,200)
Total shareholders’ deficit – balance at December 31, 2020	$(310,410)	$(806)	$(311,216)

	Year Ended December 31, 2021
	As Previously Reported	Adjustments	as Restated
Consolidated Statement of Cash Flows
Net loss	$(45,768)	$(921)	$(46,689)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash recognition of licensing revenue	(2,684)	662	$(2,022)
Gain from equity method investees, net	(2,204)	259	$(1,945)
Changes in operating assets and liabilities:
Contract assets	(5,636)	122	(5,514)
Accounts payable and accrued salaries and wages	1,378	(122)	1,256
Net cash used in operating activities	$(42,591)	$—	$(42,591)
	Year Ended December 31, 2020
	As Previously Reported	Adjustments	as Restated
Consolidated Statement of Cash Flows
Net loss	$(36,907)	$(806)	$(37,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash recognition of licensing revenue	(1,567)	549	$(1,018)
Gain from equity method investees, net	(2,424)	257	$(2,167)
Changes in operating assets and liabilities:
Contract assets	(5,483)	(122)	(5,605)
Accounts payable and accrued salaries and wages	568	122	690
Net cash used in operating activities	$(39,271)	$—	$(39,271)

•
Other Disclosure Errors:

•
Note 5 — Investments: The Company did not disclose intra-entity profits elimination amounts related to revenue contracts with LanzaJet of $662 and $549 as of December 31, 2021, and 2020, respectively as they were not eliminated. The previously disclosed gain on dilution was incorrect as of and for the year ended December 31, 2021.

	Year Ended December 31, 2021
	As Previously Reported	as Restated
Gain on dilution	$181	$503
Segment Information
The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and assess performance.
While the Company offers a variety of services and operates in multiple countries, the Company’s business operates in one operating segment because most of the Company’s service offerings are delivered and supported on a global basis, most of the Company’s service offerings are deployed in a nearly identical way, and the Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. There are no segment managers who are held accountable by the CODM, or anyone else, for operations, operating results, and planning for components below the consolidated level. Accordingly, the Company has determined that it has a single reportable and operating segment. See Note 4, Revenues, for disaggregation of the Company’s revenues by customer location.
Coronavirus (COVID-19)
In March 2020, the World Health Organization declared the viral strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The spread of COVID-19 and the resulting economic contraction has resulted in increased business uncertainty. The consequences of a prolonged economic decline could include, but are not limited to, reduced revenues, increased instances of uncollectible customer receivables, and increased asset impairments in future periods. Accordingly, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact its consolidated balance sheets, consolidated statements of operations and comprehensive loss or statements of cash flows for future periods.
Going Concern
The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern and in accordance with US GAAP. The going concern basis of presentation assumes that the Company will continue in operation one year after the date these financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company had cash and cash equivalents of $128,318 and an accumulated deficit of $379,889 at December 31, 2021 and cash outflows from operations of $42,591 and a net loss of $46,689 for the year ended December 31, 2021.
The Company has historically funded its operations through debt financing and issuance of equity securities. Based on the Company’s financial position as of the date these consolidated financial statements were issued, the Company projects that it will be able to cover its liquidity needs for the next twelve months with cash on hand. Accordingly, the Company’s consolidated financial statements have been prepared on the basis that it will continue as a going concern.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include fair value of equity awards granted to both employees and non-employees.
Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.
Foreign Currencies
The Company’s reporting currency is the U.S. Dollar. The Company has certain foreign subsidiaries where the functional currency is the local currency. All of the assets and liabilities of these subsidiaries are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, income and expense accounts are translated at average rates for the period, and shareholder’s equity accounts are translated at historical rates. The effects of translating financial statements of foreign operations into our reporting currency are recognized as an adjustment in accumulated other comprehensive income (loss).
The Company also has foreign subsidiaries that have a functional currency of the U.S. dollar. Purchases and sales of assets and income and expense items denominated in foreign currencies are remeasured into U.S. dollar amounts on the respective dates of such transactions. Net realized foreign currency gains or losses relating to the differences between these recorded amounts and the U.S. dollar equivalent actually received or paid are included within Other income, net in the consolidated statements of operations and comprehensive loss.

Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2021 and 2020, the Company had $128,318 and $60,495 of cash and cash equivalents, respectively.
The Company is required to maintain a cash deposit with a bank which consists of collateral on a travel and expense program maintained by the bank. The following represents a reconciliation of cash and cash equivalents in the consolidated balance sheets to total cash, cash equivalents and restricted cash in the consolidated statement of cash flows as of December 31, 2021 and December 31, 2020.
	Year Ended December 31,
	2021	2020
Cash and cash equivalents	$128,318	$60,495
Restricted cash (presented within Other current assets)	414	414
Cash, cash equivalents and restricted cash	$128,732	$60,909
Trade and Other Receivables
Receivables are reported net of allowances for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company estimates the allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, the financial health of customers, unusual macroeconomic conditions, and historical experience. As of December 31, 2021 and 2020, the Company recognized an allowance for doubtful accounts of $1,235 and $1,325, respectively.
Other Current Assets
Other current assets consist of prepaid expenses, materials and supplies, and other assets. Material and supplies consist of spare parts and consumables used for research and research equipment and is stated at the weighted average cost.
Property, Plant and Equipment, net
Property and equipment are stated at cost and include improvements that significantly increase capacities or extend the useful lives of existing plant and equipment. Depreciation is calculated using the straight-line method over the estimated useful life of the assets. Useful lives range from three to five years for instruments and equipment, three to five years for office equipment and furniture and software, five years for vehicles and, for leasehold improvements, the shorter of the life of the improvement or the remaining term of the lease.
The Company reviews the remaining useful life of its assets on a regular basis to determine whether changes have taken place that would suggest that a change to depreciation policies is warranted.
Upon retirement or disposal of property, plant and equipment, the cost and related accumulated depreciation are removed from the account, and the resulting gains or losses, if any, are recorded in the consolidated statements of operations and comprehensive loss. Net gains or losses related to asset dispositions are recognized in earnings in the period in which dispositions occur. Routine maintenance, repairs and replacements are expensed as incurred.
Leases
The Company determines if an arrangement is a lease at inception. Lease agreements are evaluated to classify the lease as a finance or operating lease. Operating lease assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. As most leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Leases with an initial term of 12 months or less are not recorded on the Company’s consolidated balance sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company accounts for lease components and non-lease components as a single lease component.
Impairment of Long-Lived Assets
The Company performs a recoverability assessment of each of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators may include, but are not limited to, adverse changes in the regulatory environment in a jurisdiction where the Company operates, a decision to discontinue the development of a long-lived asset, early termination of a significant customer contract, or the introduction of newer technology.
When performing a recoverability assessment, the Company measures whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its carrying value. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.
Management develops the assumptions used in the recoverability assessment based on active contracts as well as information received from third-party industry sources. The Company did not record an impairment during the years ended December 31, 2021 and 2020.
Equity Method Investments
Investments in entities over which the Company has significant influence, but not control, are accounted for using the equity method of accounting. Gain from equity method investees, net represents the Company’s proportionate share of net income or loss of its equity method investees and any gains or losses from the dilution of such investments.
Equity method investments are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value may have occurred. When a loss is deemed to have occurred and is other than temporary, the carrying value of the equity method investment is written down to fair value. In evaluating whether a loss is other than temporary, the Company considers the length of time for which the conditions have existed and its intent and ability to hold the investment.
Simple Agreement for Future Equity (SAFE)
In December 2021, the Company issued a SAFE that allowed an investor to participate in future equity financings through a share-settled redemption of the amount invested (such notional being the “invested amount”). The Company determined that the SAFE was not legal form debt (i.e., no creditors’ rights). The SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. Therefore, the SAFE is classified as mark-to-market liability pursuant to Accounting Standards Codification (“ASC”) 480, Distinguishing Liability from Equity.
Warrants
The Company has warrants to purchase preferred shares outstanding as of December 31, 2021 and 2020 representing 225,223 and 383,281 preferred shares, respectively, which warrants expire at various dates through December 31, 2027. The exercise prices of the warrants range from $14.69 to $19.93 as of each of December 31, 2021 and 2020. The Company accounts for its warrants as liabilities based upon the characteristics and provisions of each instrument. The liabilities are included in other accrued liabilities on the Company’s consolidated balance sheets at their fair value on the date of issuance and are revalued in each subsequent reporting period until such instruments are exercised or expire. The change in fair value between reporting periods is included in other (expense) income, net in the consolidated statements of operations and comprehensive loss.
Further the warrant related to the SAFE of $1,729 is accounted for as a liability. This liability is recorded in current liabilities on the Company’s consolidated balance sheets at fair value on the date of issuance and will be revalued each subsequent reporting period until such instrument is exercised or expire. The change in fair value between reporting periods is included in other (expense) income, net in the consolidated statements of operations and comprehensive loss.
Long-Term Debt and Debt Issuance Costs
The Company’s debt consists of credit facilities with financial institutions. Costs directly related to the issuance of debt are reported on the consolidated balance sheets as a reduction from the carrying amount of the recognized debt liability and amortized over the term of the debt using the effective interest method.
Legal and Contingencies
The Company may be involved in legal actions in the ordinary course of business, inquiries and proceedings concerning employment, labor, environmental, and other claims. The Company will recognize a loss contingency in the consolidated financial statements when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will disclose any loss contingencies that do not meet both conditions if there is a reasonable possibility that a loss may have been incurred. Gain contingencies are not recorded until realized.
Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company primarily earns revenue from services related to feasibility studies and basic engineering design of commercial plants, licensing of technologies, joint development and contract research activities to develop novel biocatalysts and related technologies.
Revenue is measured based on the consideration specified in a contract with a customer. The Company records taxes collected from customers and remitted to governmental authorities on a net basis. The Company’s payment terms are between 30-60 days and can vary by customer type and products offered. We have evaluated the terms of our arrangements and determined that they do not contain significant financing components.
Carbon Capture and Transformation
The Company provides feasibility studies and basic design and engineering services used for detailed design, procurement, and construction of commercial plants that utilize the Company’s technologies, along with the sale of equipment and microbes. The services provided are recognized as a performance obligation satisfied over time. Revenue is recognized using the output method based on milestone completion, the cost-to-cost input method for certain engineering services, or the percentage of completion method when certain revenue recognition requirements are met. Management has determined that the milestone completion and the associated contractual payment amounts are an appropriate measure of progress towards complete satisfaction of the performance obligations under ASC 606.
The Company licenses intellectual property to generate recurring revenue when its customers deploy carbon capture and transformation plants. When licenses are considered to be distinct performance obligations, the recognition of revenue is dependent on the terms of the contract, which may include fixed consideration or royalties based on sales or usage, in which case, the revenue is recognized when the subsequent sale or usage occurs or when the performance obligation to which some or all of the sales or usage-based royalty is allocated has been satisfied, whichever is later.
Research and Development Services
The Company performs research and development (“R&D”) services related to novel technologies and development of biocatalysts for commercial applications, mainly to produce fuels and chemicals. The Company engages in two main types of R&D services — joint development agreements, and other contract research, including projects with the U.S. Department of Energy. Such services are recognized as a performance obligation satisfied over time. Revenue is recognized based on milestone completion, when such milestones are contractually defined, or based on stage of contract completion when not defined. For the latter, management has determined that the cost incurred, input method, is an appropriate measure of progress towards complete satisfaction of the performance obligations under ASC 606, Revenue from Contracts with Customers, and estimates its variable consideration under the expected value method. Accordingly, the Company records a liability based on milestones achieved and the expected repayment of the development costs.
The Company’s joint development agreements may utilize the cost-to-cost method of revenue recognition or may include well defined payment milestones, dependent on the contract, both of which the Company evaluates against work completed prior to revenue recognition. For other contract research, the Company utilizes the cost-to-cost method of revenue recognition. These contracts have a fixed dollar amount which is based on the Company’s estimate of total costs to be incurred over the life of each contract.
Revenue is not recognized in advance of customer acceptance of a milestone, when such acceptance is contractually required. Payments for R&D services with no contractual payments are not due from customers until a technical report is submitted; therefore, a contract asset is recognized at milestone completion but prior to the submission of a technical report. The contract asset represents the Company’s right to consideration for the services performed at milestone completion. Occasionally, customers provide payments in advance of the Company providing services which creates a contract liability for the Company. The contract liability represents the Company’s obligation to provide services to a customer.
Collaboration Arrangements
The Company has certain partnership agreements that are within the scope of ASC 808, Collaborative Arrangements, which provides guidance on the presentation and disclosure of collaborative arrangements. Generally, the classification of the transactions under the collaborative arrangements is determined based on the nature of the contractual terms of the arrangement, along with the nature of the operations of the participants. The Company’s collaborative agreements generally include a provision of R&D services related to novel technologies and biocatalysts. Amounts received for these services are classified as Revenue from collaborative arrangements in the consolidated statements of operations and comprehensive loss. The Company’s R&D services are a major part of the Company’s ongoing operations and therefore ASC 606 is applied to recognize revenue.
Cost of Revenues
The Company’s R&D, engineering, and other direct costs of services related to revenue agreements with customers, related parties, and collaborative partners represent cost of revenue. Costs include both internal and third-party fixed and variable costs and include materials, supplies, labor, and fringe benefits.
Research and Development
We incur research and development costs associated with various R&D activities and expense these costs as incurred.
Stock-Based Compensation
The Company accounts for equity-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Accordingly, in exchange for employee and director services, compensation is given in the form of equity awards. The equity awards are recorded based on the grant date fair value and expensed over the requisite service period for the respective award.
The Company’s equity-based awards include stock option awards and restricted stock issued by the Company, which vest based on either time or the achievement of certain performance conditions. The Company records forfeitures as they occur. Compensation expense resulting from time-vesting-based awards is recognized in the Company’s consolidated statements of operations and comprehensive loss, primarily within research and development expenses, at the grant date fair value over the requisite service period. Compensation expense resulting from performance awards recognized over the requisite service period when it is probable that the performance condition will be met. The calculated compensation expense for performance awards is adjusted based on an estimate of awards ultimately expected to vest. The Company estimates grant date fair value using a Black-Scholes option pricing model that uses assumptions including expected volatility, expected term, and the expected risk-free rate of return. The Company has determined that the Black-Scholes option pricing model, as well as the underlying assumptions used in its application, is appropriate in estimating the fair value of its award grants.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
Deferred income tax assets are evaluated to determine if valuation allowances are required or should be adjusted. Valuation allowances are established based on a more likely than not standard. The ability to realize deferred tax assets depends on the Company’s ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each tax jurisdiction. The Company considers the various possible sources of taxable income when assessing the realization of its deferred tax assets. The valuation allowances recorded against deferred tax assets generated by taxable losses in certain jurisdictions will affect the provision for income taxes until the valuation allowances are released. The Company’s provision for income taxes will include no tax benefit for losses incurred and no tax expense with respect to income generated in these jurisdictions until the respective valuation allowance is eliminated.
The Company records uncertain tax positions on the basis of a two-step process whereby it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and for those tax positions that meet the more likely than not criteria, the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority is recognized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense.
Related Party Transactions
The Company follows ASC 850-10, Related Party Transactions, for the identification of related parties and disclosure of related party transactions.
Pursuant to ASC 850-10-20, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Refer to Note 5, Investments, and Note 14, Related Party Transactions, for further information.
Net Loss Per Share
Basic net loss per share is computed by dividing net loss attributable to participating stock by the weighted average number of shares of participating stock outstanding during the period.
Diluted net loss per share reflects potential dilution and is computed by dividing net loss attributable to participating stock by the weighted average number of shares of participating stock outstanding during the period. The dilutive effect of outstanding awards, if any, is reflected in diluted earnings per share by application of the treasury stock method or if-converted method, as applicable. Refer to Note 3, Net Loss Per Share, for additional information.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:
Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access;
Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and
Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, Fair Value Measurement, approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature, except for the warrant liability. Refer to Note 11, Warrant Liabilities, for more information.
Concentration of Credit Risk and Other Risks and Uncertainties (Restated)
Revenue generated from the Company’s customers outside of the United States for the years ended December 31, 2021 and 2020 was approximately 38% and 14%, respectively.
As of December 31, 2021 and 2020, approximately 35% and 27%, respectively, of trade accounts receivable and unbilled accounts receivable was due from customers located outside the United States. At December 31, 2021 and 2020, the value of property, plant, and equipment outside the United States was immaterial.
The Company’s revenue by geographic region based on the customer’s location is presented in Note 4, Revenues.
Customers
Customers representing 10% or greater of revenue were as follows for the years ended December 31, 2021 and 2020:
	Year Ended December 31,
	2021 as Restated	2020 as Restated
Customer A	27%	28%
Customer B	15%	27%
Customer C	12%	22%
As of December 31, 2021, two of the Company’s customers separately represented 49% (Customer B) and 15% (Customer D) of total accounts receivable and contract assets on the consolidated balance sheet.

Recently Adopted Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326): Disclosure Framework — Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires financial assets measured at amortized cost basis, including trade receivables, to be presented net of the amount expected to be collected. The measurement of all expected credit losses will be based on historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted the new standard effective January 1, 2020, using a modified retrospective transition method, which requires a cumulative-effect adjustment, if any, to the opening balance of retained earnings to be recognized on the date of adoption with prior periods not restated. The adoption did not have a material impact on the Company’s financial position or results of operations.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. A customer’s accounting for the costs of the hosting component of the arrangement is not affected by the new guidance. The Company adopted ASU 2018-15 as of January 1, 2020 with no material impact on its consolidated financial statements.
In September 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-07”), which simplifies the accounting for stock-based payments granted to non-employees for goods and services. Under ASU 2018-07, most of the guidance on such payments to non-employees will be aligned with the requirements for stock-based payments granted to employees. The Company early adopted ASU 2018-07 as of January 1, 2020 and its adoption did not have a material impact on the Company’s consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), as part of its simplification initiative to reduce the cost and complexity in accounting for income taxes. ASU 2019-12 removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of US GAAP. The Company adopted ASU 2019-12 as of January 1, 2021 with no material impact on its consolidated financial statements.
Recently Announced Accounting Pronouncements
In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements (“ASU 2020-10”). The standard contains improvements to the FASB Accounting Standards Codification (the “Codification”) by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the Codification. The standard also improves various topics in the Codification so that entities can apply guidance more consistently on codifications that are varied in nature where the original guidance may have been unclear. The amendments in ASU 2020-10 are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company does not expect the adoption of ASU 2020-10 to have a material impact on its consolidated financial statements and related disclosures.
Note 3 — Net Loss Per Share
Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock of the Company, including outstanding stock options, warrants, and contingently redeemable preferred stock, to the extent dilutive.

The following table presents the calculation of basic and diluted net loss per share for the Company’s common stock (in thousands, except shares and per share amounts):
	Year Ended December 31,
	2021 as Restated	2020 as Restated
Numerator:
Net loss for basic and diluted earnings per common share	$(46,689)	$(37,713)
Unpaid cumulative dividends on preferred stock	(36,758)	(31,291)
Net loss allocated to common shareholders	$(83,447)	$(69,004)
Denominator:
Weighted-average shares used in calculating net loss per share, basic and diluted	1,959,165	1,629,821
Net loss per common share, basic and diluted(1)	$(42.59)	$(42.34)

(1)
In periods in which the Company reports a net loss, all stock-based compensation awards are excluded from the calculation of diluted weighted average shares outstanding because of their anti-dilutive effect on earnings (loss) per share.

As of December 31, 2021 and 2020, potential shares of common stock not included in the computation of earnings per share because their effect would be antidilutive include the following:
	Year Ended December 31,
	2021	2020
Redeemable convertible preferred stock (if converted)	29,521,810	25,729,542
Options	3,848,420	4,283,200
RSAs	579,660	324,680
Warrants	225,223	383,281
Total	34,175,113	30,720,703
Under the organizational documents of the Company, the preferred shares will automatically convert into common shares upon either (i) the determination of the holders of certain requisite preferred shares of the Company (which determination will be submitted for approval by such stockholders in connection with the Merger described below in Note 20) or (ii) a firmly underwritten initial public offering of the Company’s shares that satisfies certain requirements (but not, for the avoidance of doubt, upon a business combination with a special purpose acquisition company, such as the Merger, unless such conversion is otherwise effected pursuant to clause (i) above). Such conversion would be at a 1:1 ratio, adjusted for certain corporate events. Upon conversion of the preferred shares, the cumulative accrued and declared dividends will become payable. The additional 29,521,810 and 25,729,542 of potential shares of common stock resulting from any such conversion are not included in the computation of diluted net loss per share in 2021 and 2020, respectively, because neither an initial public offering nor a stockholder determination of such conversion had occurred at the end of the period. In connection with the SAFE, see Note 10 — Simple Agreement for Future Equity, the Company could issue additional potential shares of common stock upon closing of the Merger. Further, under the SAFE warrant, see Note 6 — Fair Value and Note 11 — Warrants Liability, additional potential shares of common stock could be issued upon closing of the Merger and exercise of the warrant. These potential shares of common stock have not been issued as of December 31, 2021. The per share issuance price for the SAFE and SAFE warrant upon closing of the Merger is 100% of the liquidity price. If another qualified liquidity event occurs instead, the issuance price is 90% of the liquidity price.

Note 4 — Revenues
Disaggregated Revenue
The following table presents disaggregated revenue in the following categories (in thousands):
	Year Ended December 31,
	2021 as Restated	2020 as Restated
Contract Types:
Joint development agreements	$11,700	$6,928
Other contract research	2,197	1,982
Research and development revenue	13,897	8,910
Licensing	2,025	1,018
Engineering and other services	9,539	8,425
Carbon capture and transformation revenue	11,564	9,443
Total Revenue	$25,461	$18,353
Revenue from collaborative partners is included in the table above within joint development agreements.
The following table presents disaggregation of the Company’s revenues by customer location for the years ended December 31, 2021 and 2020 (in thousands):
	Year Ended December 31,
	2021 as Restated	2020 as Restated
North America	$15,825	$15,732
Europe	7,522	2,117
Asia	1,477	504
Australia	637	—
Total Revenue	$25,461	$18,353
Contract balances
The following table provides changes in contract assets and liabilities during the year ended December 31, 2021.
	Current Contract Assets	Current Contract Liabilities	Non-current Contract Liabilities
Balance as of December 31, 2020 as Restated	$6,186	$5,480	$11,291
Additions to unbilled accounts receivable as Restated	8,516	—	—
Increases due to cash received	—	20	5,690
Unbilled accounts receivable recognized in trade receivables as Restated	(3,002)	—	—
Reclassification from long-term to short-term	—	3,080	(3,080)
Reclassification to revenue as a result of performance obligations satisfied	—	(5,104)	—
Balance as of December 31, 2021	$11,700	$3,476	$13,901
The increase in contract assets was mostly due to unbilled accounts receivables from contracts with customers where the Company performed engineering and other services, while the increase in contract liabilities was primarily due to advance payments received under engineering and other services. As of December 31, 2021 and 2020 the Company had $2,878 and $5,521, respectively, of billed accounts receivable.
The contract liability balance is comprised of unconditional payments received from the Company’s customers prior to the satisfaction of the related performance obligations. Such amounts are anticipated to be recorded as revenues when services are performed in subsequent periods. The Company expects to recognize the amounts classified as current contract liabilities, in revenue within one year or less and those classified as non-current within two and three years.
Remaining performance obligations
Transaction price allocated to the remaining performance obligation represents contracted revenue that has not yet been recognized, which includes unearned revenue that will be recognized as revenue in future periods. Transaction price allocated to remaining performance obligations is influenced by several factors, including the length of the contract term compared to the research term and the existence of customer specific acceptance rights.
Remaining performance obligations consisted of the following (in thousands):
	Year Ended December 31,
	2021	2020
Current	$3,476	$5,480
Non-current	13,901	11,291
Total	$17,377	$16,771
Note 5 — Investments
The Company’s investments consisted of the following (in thousands):
		Year Ended December 31,
Category	Balance Sheet Location	2021 as Restated	2020 as Restated
Equity method investments:
Investment in LanzaJet	Equity method investments	$12,433	$13,651
Investment in SGLT	Equity method investments	12,319	9,566
Total Investment		$24,752	$23,217
Equity Method Investments
LanzaJet
On May 13, 2020, the Company contributed $15,000 in intellectual property in exchange for a 37.5% interest (“Original Interest”) of LanzaJet, Inc. (“LanzaJet”) and the right to future increase in ownership whereby LanzaTech could become a majority owner of LanzaJet, if the intellectual property is used commercially in connection with an investment agreement (“Investment Agreement”). The Company also agreed to perform certain technical and administrative support services. LanzaJet is a sustainable fuels technology company dedicated to expanding sustainable aviation fuels (“SAF”) to reduce greenhouse gas emissions and the decarbonization of the aviation and transportation industries. LanzaJet’s access to the license is in perpetuity if certain key performance indicators (“KPI’s”) are met in accordance with the Investment Agreement. If these KPI’s are not met by December 31, 2025, the Company may terminate the license. The Company accounts for the transaction in accordance with ASC 606. The licensing and support services provided are recognized as a performance obligation satisfied over the expected period of those services, beginning May 2020 through December 2025. During the years ended December 31, 2021 and 2020, the Company has recognized revenue from this arrangement of $2,025 and $1,018 and has recorded deferred revenue of $10,746 and $13,433, respectively. Further, the Company has eliminated intra-entity profits related to revenue contracts with LanzaJet of $662 and $549 as of December 31, 2021, and 2020, respectively. Intra-entity profit is amortized over the 15-year amortization period through 2034.
In addition to the Original Interest, the Investment Agreement allows at the option of the other investors party thereto to contribute additional funds towards building commercial plants and to receive a technology sublicense if certain KPI’s are met. At such point, the Company would receive an additional interest in LanzaJet of up to 45 million shares for no additional consideration at that time. There would be no additional LanzaJet Board of Director representation with the potential increased interest. The additional tranches of interests in LanzaJet received upon the achievement of certain KPIs represent non-monetary variable consideration. The Company has applied the variable consideration constraint per ASC 606 and recognized no variable consideration as of December 31, 2021 as the Company has determined that it is not probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company regularly reviews and updates its estimates. Any changes made are recorded as a cumulative adjustment in the period identified and revenue for future periods is recognized using the new adjusted estimate.
Between February 1, and April 1, 2021, LanzaJet closed two additional rounds of investment which reduced the Company’s Original Interest to 25%. As a result, the Company recognized a gain on dilution of $503. The Company retained its right to receive additional interest in LanzaJet of up to 45 million shares for no additional consideration.
The carrying value of our equity method investments as of December 31, 2021 and 2020 was approximately $3,100 and $3,800 less than our proportionate share of our equity method investees’ book values, respectively. The basis differences relate primarily to our equity method investment in LanzaJet and are largely the result of a difference in the timing of recognition of variable consideration to which we may become entitled in exchange for our contribution of IP to LanzaJet. The variable consideration we may receive will be in the form of additional ownership interests and the majority of the basis difference will reverse in connection with recognition of that variable consideration.
In connection with a sublicense agreement to LanzaJet under our license agreement with Battelle Memorial Institute (“Battelle”), LanzaTech remains responsible for any failure by LanzaJet to pay royalties due to Battelle. The fair value of LanzaTech’s obligation under this guarantee was immaterial as of December 31, 2021 and 2020.
SGLT
On September 28, 2011, the Company contributed RMB 25,800 (approx. $4,000) in intellectual property in exchange for 30% of the registered capital of SGLT. SGLT utilizes and develops technologies and know-how in connection with the production of anhydrous ethanol from steel mill waste gases. The contribution was recognized as revenue in 2011.
As of December 31, 2021 and 2020, as the result of the admittance of new investors, the Company’s interest in SGLT’s registered capital is approximately 10.01% and 11.14%, respectively. The Company recognized a gain from the dilution of $3,048 and $3,811 during the years ended December 31, 2021 and December 31, 2020, respectively. The Company has continued to apply the equity method of accounting to the investment as the Company maintains significant influence via representation on SGLT’s Board of Directors and SGLT’s significant dependency on the intellectual property the Company contributed.
The following table presents summarized aggregated financial information of the equity method investments:
	Year Ended December 31,
	2021 as Restated	2020 as Restated
Selected Statement of Operations Information:
Revenues	$40,244	$26,120
Gross profit	(5,703)	(5,510)
Net loss	(9,695)	(9,729)
Net loss attributable to the Company	(1,606)	(1,644)

	Year Ended December 31,
	2021 as Restated	2020 as Restated
Selected Balance Sheet Information:
Current assets	$56,204	$55,188
Non-current assets	270,454	133,794
Current liabilities	64,499	33,540
Non-current liabilities	58,802	21,674
As of December 31, 2021 and 2020, there were no impairments of equity method investees. During 2021 and 2020, the Company received no dividends from equity method investments. As of and for the years ended December 31, 2021 and December 31, 2020, sales, accounts receivable, and purchases and open accounts payable with equity method investees were as follows (in thousands):
	Year Ended December 31,
	2021 as Restated	2020 as Restated
Sales	$3,253	$4,203
Accounts receivable	1,071	3,257
Purchases and open accounts payable	2,575	—
Note 6 — Fair Value
The following table presents the Company’s fair value hierarchy for its assets and liabilities measured at fair value as of December 31, 2021 and 2020 (in thousands):
	Fair Value Measurement as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$516	$—	$—	$516
Liabilities:
Warrants	$—	$—	$1,145	$1,145
SAFE warrant	—	—	1,729	1,729
SAFE liability	—	—	28,271	28,271
Total liabilities	$—	$—	$31,145	$31,145
	Fair Value Measurement as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$516	$—	$—	$516
Liabilities:
Warrants	$—	$—	$582	$582
The warrants are accounted for as liabilities in accordance with ASC 480 and are presented within other accrued liabilities on the consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within the consolidated statements of operations and comprehensive loss.
The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model. For the years ended December 31, 2021 and 2020, the Company recognized a change in the fair value of liabilities of approximately $(563) and $105, respectively, on the statements of operations and comprehensive loss within other income (expense), net.

The estimated fair value of the warrants is determined using Level 3 inputs. Inherent in the Black-Scholes Option Pricing Model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the Company’s warrants and from historical volatility of select peer companies that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
The following table represents the weighted average inputs used in calculating the fair value of the preferred share warrants outstanding as of December 31, 2021 and 2020:
	2021	2020
Stock price	$13.77	$4.68
Weighted average exercise price	17.32	18.39
Term (in years)	2.8	2.8
Expected volatility	70.6%	88.9%
Risk-free interest rate	0.8%	0.4%
Expected dividend yield	—%	—%
The Company’s SAFE liability and SAFE warrant are mark-to-market liabilities pursuant to ASC 480 and are classified within Level 3 of the fair value hierarchy as the Company is using a scenario-based approach which allowed the Company to estimate the implied value of the business based on the terms of the SAFE. Significant unobservable inputs included probability and expected term. Probability is based upon the likelihood of the Company closing a transaction with a special purpose acquisition company. The expected term was based on the anticipated time until the SAFE investments would have a conversion event.
Significant inputs for Level 3 SAFE liability fair value measurement at December 31, 2021 are as follows:
	Near Term	Long-Term
Key assumptions:
Probability weighting	25%	75%
Time to conversion (in years)	0.5	1.0
Liquidity price	100%	90%
Discount rate	17.1%	17.1%
Significant inputs for Level 3 SAFE warrant fair value measurement at December 31, 2021 are as follows:
	Near Term	Long-Term
Key assumptions:
Probability weighting	25%	75%
Remaining life (in years)	5.0	5.0
Volatility	60%	60%
Interest rate	1.26%	1.26%
Time to conversion (in years)	0.5	1.0
Risk-free interest rate	0.19%	0.39%
Dividend yield	—%	—%

The following table represents a reconciliation of the contingent shares issuance liabilities fair value measurements using the significant unobservable inputs (Level 3) (in thousands):
	Warrants	SAFE liability	SAFE warrant
Balance as of January 1, 2020	$687	$—	$—
Gain recognized in statement of operations and comprehensive loss	(105)	—	—
Balance as of December 31, 2020	$582	$—	$—
Issuance of SAFE liability and warrant	—	28,271	1,729
Loss recognized in statement of operations and comprehensive loss	563	—	—
Balance as of December 31, 2021	$1,145	$28,271	$1,729
In March 2021, a warrant was exercised for a total issuance of 158,058 Series D preferred shares. The fair value of this warrant was $107 as of January 1, 2020 and was remeasured to zero as of December 31, 2020. As a result, the exercise had no impact on the consolidated statement of operations and comprehensive loss as of and for the year ended December 31, 2021.
Note 7 — Other Current Assets
As of December 31, 2021 and 2020 other current assets consisted of the following (in thousands):
	2021	2020
Materials and supplies	$2,900	$1,952
Prepaid assets	1,503	1,419
Other	1,376	1,016
	$5,779	$4,387
Note 8 — Property, Plant and Equipment
As of December 31, 2021 and 2020, the Company’s property, plant and equipment, net consisted of the following (in thousands):
	2021	2020
Land	$64	$64
Leasehold improvements	4,113	4,187
Instruments and equipment	26,627	21,735
Vehicles	71	58
Office Equipment and furniture	1,590	1,347
Other	728	544
Construction in progress	3,328	2,363
	$36,521	$30,298
Less accumulated depreciation	$22,373	$18,689
Total property, plant and equipment, net	$14,148	$11,609
Depreciation for the years ended December 31, 2021 and 2020 totaled $3,806 and $2,979, respectively.
Note 9 — Debt
As of December 31, 2021 and 2020, the Company’s debt consisted of the following (in thousands):
	2021	2020
2016 WTI Loan	$—	$570
PPP Loan	—	3,065
Total debt, net	—	3,635
Less amount due within one year	—	570
Debt due after one year, net	$—	$3,065

In 2016, a loan facility was entered into with Venture Lending and Leasing VII, Inc. and Venture Lending and Leasing VIII, Inc. (the “2016 WTI Loan”) for a total of $17,500 available in three tranches, all of which have been drawn. Tranches one and two were fully repaid as of December 31, 2020. The coupon interest rate for each tranche is the WSJ prime rate, at the time of each drawdown, plus 9.0%, but not less than 12.5%. The term of each drawdown is 39 months, including nine months of interest-only payments. The loan facility was secured by all of the Company’s assets. In March 2021, the Company repaid $570 on outstanding amounts owed on the 2016 WTI loan facility. As of December 31, 2021, tranche three was fully repaid and the Company has no outstanding debt under this facility.
The Company was required to meet certain non-financial covenants in its loan facility agreement. In 2021 and 2020, the Company was in compliance with all non-financial covenants.
Paycheck Protection Program Loan
In April 2020, the Company was granted a loan in the amount of $3,065 pursuant to the Paycheck Protection Program (the “PPP Loan”) under the Coronavirus Aid, Relief and Economic Security Act. The PPP Loan has a two-year term and bears interest at a rate of 0.98% per annum. Monthly principal and interest payments are deferred for six months after the date of disbursement. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. The PPP Loan contains events of default and other provisions customary for a loan of this type. The PPP Loan may be forgiven if used under program parameters for payroll, mortgage interest, and rent expenses. During 2021 and 2020, the Company was in compliance with the terms of the PPP Loan.
On September 28, 2021, the Company received notice that the obligation of $3,065 had been forgiven, and the Company has no outstanding debt under this program. The Company recorded the gain on extinguishment in the 2021 consolidated statement of operations and comprehensive loss.
Note 10 — SAFE
In December 2021, the Company issued a SAFE that allows an investor to participate in future equity financings through a share-settled redemption of the amount invested (such notional being the “invested amount”). Upon the occurrence of a change of control, the investor has the right to receive the greater of (i) a cash payment equal to the invested amount under such SAFE, or (ii) the consideration payable in such change of control in respect of the number of common shares equal to the invested amount divided by the liquidity price set forth in the applicable SAFE. Upon an initial public offering or a business combination with a special purpose acquisition company, the investor has the right to receive a number of common shares equal to the invested amount divided by the liquidity price set forth in the applicable SAFE, except that if a business combination with a special purpose acquisition company involves a private placement of newly issued shares, the invested amount will be treated as participating in such private placement and exchanged for a number of common shares equal to the invested amount divided by the price per share applicable in such private placement (subject to a discount upon certain circumstances).
The SAFE also contains change of control and initial public offering settlement alternatives described above, that settle differently upon a next round financing such that it allows the investor to participate in future equity financings through a share-settled redemption at a discounted price to the price paid by other investors. That is, upon a future equity financing involving preferred shares, the SAFE would be settled into a number of preferred shares equal to the invested amount of the SAFE divided by a percentage of the discounted price investors paid to purchase preferred shares in the financing, with such discounted price calculated as a percentage of the price investors paid to purchase preferred shares in the financing.
The SAFE had not yet converted to equity as a qualifying financing event had not occurred as of December 31, 2021. At December 31, 2021, the SAFE had a fair value of $28,271 and was recorded within current liabilities on the consolidated balance sheet.

Note 11 — Warrant Liabilities
In connection with certain loan borrowing agreements and equity raises, the Company issues warrants to purchase preferred shares. The Company evaluated the accounting treatment for the preferred share warrants issued and concluded pursuant to its evaluation of ASC 480, Distinguishing Liabilities From Equity, and determined that there is an obligation to issue a variable number of shares and as such, were considered a liability in the consolidated balance sheets. The warrant liability requires the Company to remeasure the value of the underlying warrants and report the effect of the changes on the Company’s operations until the warrants are exercised or expired. The primary underlying risk exposure pertaining to the warrants is the change in fair value of the underlying preferred shares for each reporting period.
Note 12 — Income Taxes
The components of (loss) income before income taxes and gain from equity method investees, net are as follows (in thousands):
	Year Ended December 31,
	2021 as Restated	2020 as Restated
United States	$(39,860)	$106
New Zealand	(7,551)	(40,651)
Foreign	722	2,832
Total	$(46,689)	$(37,713)
The components of income tax expense were as follows (in thousands):
Year Ended December 31,
	2021	2020
Current:
United States	$—	$—
New Zealand	—	—
Foreign	—	—
Total	$—	$—
Deferred:
United States	—	—
New Zealand	—	—
Foreign	—	—
Total	$—	$—
The following table is a reconciliation of income taxes computed at the statutory federal income tax rate (21.0% federal income tax rate in the United States for 2021 and 28.0% federal income tax rate in the New Zealand for 2020, respectively) to the income tax expense (benefit) reflected in the consolidated statement of operations and comprehensive loss (in thousands, except percentages):

	Year Ended December 31,
	2021 as Restated		2020 as Restated
Income tax (benefit) at the statutory federal income tax rate	$(9,805)	21.0%	$(10,560)	28.0%
Foreign tax rate differential	(605)	1.3%	1,180	(3.2)%
State and local taxes	(4,068)	8.7%	(2,429)	6.4%
Effects of impairment	—	—%	10,281	(27.9)%
Foreign exchange differences	(143)	0.3%	(5,892)	16.0%
Stock-based compensation	501	(1.1)%	670	(1.8)%
Interest income on receivable	882	(1.9)%	2,120	(5.7)%
Equity method investment	(443)	0.9%	(679)	1.8%
Non-deductible legal costs	1,291	(2.8)%	—	—%
Gain from redomiciliation of intellectual property	4,890	(10.5)%	—	—%
Valuation allowance	7,958	(17.0)%	5,505	(14.1)%
PPP loan forgiveness	(644)	1.4%	$—	—%
Other	186	(0.3)%	(196)	0.5%
Total income tax benefit	$—	—%	$—	—%
Deferred Taxes
Significant components of deferred tax assets and liabilities as of December 31, 2021 and 2020, were as follows (in thousands):
	Year Ended December 31,
	2021 as Restated	2020 as Restated
Deferred tax assets:
Net operating loss and credit carryforwards	$107,979	$104,301
Operating lease liability	1,878	2,394
Accrued bonus	981	850
Accrued expenses	1,566	429
Deferred revenue	309	1,018
Equity method investment	1,243	1,031
Other	925	394
	$114,881	$110,417
Valuation allowance	(113,276)	(108,300)
Net deferred tax asset	$1,605	$2,117
Deferred tax liabilities:
Operating lease asset	(1,429)	(1,941)
Other	(176)	(176)
Total deferred tax liabilities	$(1,605)	$(2,117)
Net deferred income tax assets and liabilities:	$—	$—
At December 31, 2021 and 2020, the Company had $299,194 and $271,390, respectively, of tax losses and credits carried forward subject to shareholder continuity and acceptance in the countries where the Company has tax losses carried forward. R&D tax credits included within these amounts are $35,147 and $40,556, respectively, which may be available to offset future income tax liabilities. At December 31, 2021 and 2020, the net operating loss and credit carryforwards are comprised of $239,559 and $196,442 in the

United States, $22,203 and $18,104 in state and local, $35,116 and $54,334 in New Zealand, and $4,589 and $2,510 in other foreign jurisdictions, respectively. At December 31, 2021 and 2020, the Company had net operating loss carryforwards of approximately $136,454 and $132,373, respectively, that expire in various years from 2022 through 2037, plus $127,593 and $98,462, respectively, for which there is no expiration date.
Section 382 of the Internal Revenue Code imposes an annual limitation on the utilization of net operating loss carryforwards based on a statutory rate of return and the value of the corporation at the time of a “change of ownership” as defined by Section 382. The Company had a change in ownership in November 2014. Therefore, the Company’s ability to utilize its net operating loss carryforwards incurred prior to the 2014 ownership change, will be subject in future periods to annual limitations.
In assessing the realizability of deferred tax assets, the Company assesses whether it is more-likely-than-not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. At December 31, 2021 and 2020, a valuation allowance of $113,276 and $108,300, respectively, was recorded against certain deferred tax assets based on this assessment. The Company believes it is more-likely-than-not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or reduced in the future if the Company’s assessment of future taxable income or tax planning strategies changes.
The Company and its foreign subsidiaries have historically been loss generating entities that have resulted in no excess earnings to consider for repatriation and accordingly there are no deferred income taxes recognized as of December 31, 2021 and 2020.
At December 31, 2021 and 2020, the Company had no tax liability or benefit related to uncertain tax positions. No interest or penalties related to uncertain taxes have been recognized on the accompanying consolidated statements of operations. Management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2021.
The Company conducts business in multiple jurisdictions within and outside the United States. Consequently, the Company is subject to periodic income tax examinations by domestic and foreign income tax authorities. During December 2021, the Internal Revenue Service completed an income tax examination of the Company’s U.S. federal income tax return for the year ended December 31, 2016, which resulted in no impact to the Company’s consolidated financial statements. The Company has no other ongoing tax examinations with domestic or foreign taxing authorities.
During 2021, the Company migrated its country of domicile from New Zealand to Delaware in the United States. On migration, the Company was deemed to have disposed of all its assets and liabilities to a third-party at market value which resulted in taxable income to the Company for New Zealand income tax purposes. The migration to Delaware is classified as a tax-free reorganization for U.S. federal income tax purposes.
Note 13 — Stock-Based Compensation
The Company offers share option plans to employees, directors, and others providing consulting services, which meet the definition of an equity-settled stock-based payment.
Stock Options
The Company has five ownership-based participation rights schemes for employees, directors, and certain third-party providers. In accordance with the provisions of the schemes, as approved by the directors and shareholders, grantees have been granted options to purchase common shares at an exercise price based on the fair value price of the Company’s common shares on the date of grant as approved by the directors. The stock options generally have a service condition of two to five years and vest over time as the service condition is being satisfied. In November 2020, the Company granted 151,068 options which have a performance condition that accelerates vesting on liquidity event. All stock options have a term of 10 years from the date of grant. Upon termination of employment, unvested stock options are evaluated for forfeiture or modifications, subject to the terms of the awards and Company’s policies.

Stock option awards outstanding as of December 31, 2021 and changes during the year ended December 31, 2021 were as follows:
	Shares under option (thousands)	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2021	4,283	$5.12	5.09	$2,582
Vested and expecting to vest at January 1, 2021	4,283	5.12	5.09	2,582
Exercisable at January 1, 2021	2,915	$5.02	3.47	$2,582
Granted	620	9.33	—	—
Exercised	(721)	2.36	—	1,741
Cancelled/forfeited/expired	(334)	2.50	—	755
Outstanding at December 31, 2021	3,848	$6.55	6.16	$27,796
Vested and expecting to vest at December 31, 2021	3,848	6.55	6.16	27,796
Exercisable at December 31, 2021	2,479	$6.31	4.85	$18,499
The Company recorded compensation expense of $2,531 and $2,392 for the years ended December 31, 2021 and 2020, respectively. Unrecognized compensation costs as of December 31, 2021 was $6,120 and will be recognized over a weighted average of 2.7 years.
The fair value of each stock option award was estimated on each grant date using the Black-Scholes option pricing model. The following assumptions were used and required significant judgment to determine:
•
Expected Term — the Company used the “simplified method” for estimating the expected term of plain-vanilla options, whereby the expected term equals the arithmetic average of the vesting term and LanzaTech’s contractual term of the option.

•
Risk-Free Interest Rate — The risk-free interest rate is based on the U.S. Treasury zero-coupon instruments with maturities similar to the expected term of LanzaTech’s stock options.

•
Expected Dividend — the expected dividend yield is based on the Company’s expectation of future dividend payouts to common stockholders.

•
Expected Volatility — Due to the Company’s limited historical data, a group of similar companies that are publicly traded was used to estimate the expected volatility. The historical volatility data was computed using the daily closing prices for the various companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

The following table summarizes the weighted-average assumptions applied in the Black-Scholes valuation of options for awards subject to expense recognition for the first time in the period, for the years ended December 31, 2021 and 2020:
	Year Ended December 31,
	2021	2020
Stock price	$9.33	$4.68
Exercise price	9.33	4.68
Expected term (years)	6.1	6.4
Expected volatility	98.0%	100.6%
Risk-free interest rate	1.09%	0.56%
Dividend yield	—%	—%
The weighted-average grant date fair value of options granted during 2021 and 2020 was $6.29 and $3.99 per option, respectively.

Restricted Stock Awards (“RSAs”)
RSAs become eligible to vest upon the satisfaction of a time-based service condition. However, in order to vest, a liquidity event, defined as acquisition, asset transfer, or initial listing, must occur within 10 years from the grant date. Upon a liquidity event, if the participant’s service has not terminated, the entire RSA award vests in full, whether or not previously eligible for vesting. If the participant’s service has terminated and they have satisfied the time-based service condition, the RSAs that are outstanding and eligible for vesting shall immediately vest in full. The time-based service requirements of the RSAs have a maximum term of three years from the date of grant.
RSAs as of December 31, 2021 and changes during the year ended December 31, 2021 were as follows:
	Nonvested Shares (thousands)	Weighted Average Fair Value
Outstanding at January 1, 2021	325	$4.68
Granted	281	4.76
Forfeited	(26)	4.68
Outstanding at December 31, 2021	580	$4.72
As of December 31, 2021 and 2020, the Company concluded that the liquidity event performance condition described above for the RSAs was not probable of being satisfied at such time. As a result, the Company did not recognize any compensation cost during the years ended December 31, 2021 and 2020 for any RSAs granted.
Note 14 — Related Party Transactions
As of December 31, 2021 and 2020, the Company had an equity ownership in LanzaJet and SGLT with an aggregate carrying value of $24,752 and $23,217, respectively. Trade receivables and contract assets of $1,071 and $3,257, from these equity method investees are included in accounts receivable, respectively. The Company made purchases and had open accounts payable of $2,575 as of and for the year ended December 31, 2021. The accounts payable balance is for work that LanzaJet performed as a subcontractor to the Company. Refer to Note 5, Investments, for more information.
In connection with the formation of LanzaJet, the Company entered into a transition services agreement with LanzaJet. The transition services agreement generally sets out the respective rights, responsibilities and obligations of the Company and LanzaJet with respect to R&D services, business development and other administrative support services. The transition services agreement may be terminated by mutual consent of the Company and LanzaJet, by LanzaJet at any time, and by the Company upon breach or non-payment by LanzaJet. There are no substantive termination penalties in the event the Company terminates. During the years ended December 31, 2021 and 2020, the Company recognized revenue from related parties of approximately $495 and $285, respectively, under the transition services agreement. The Company provides certain engineering and other services related to a gas-to-jet demonstration plant currently in development by LanzaJet pursuant to the Investment Agreement described in Note 5, Investments. As a result, during the years ended December 31, 2021 and 2020, the Company recognized revenue from related parties of approximately $428 and $2,740, respectively.
The Company supplies SGLT with its biocatalyst, certain water-soluble organic compounds required in the Company’s proprietary gas fermentation process, and small-size equipment. As a result, during 2021 and 2020 the Company recognized revenue from related parties of approximately $282 and $156, respectively. The Company also provided engineering services and incurred costs of $1,223 and $242 during the years ended December 31, 2021 and 2020, respectively.
Additionally, LanzaTech and SGLT entered into a license agreement in 2019, subsequently amended in 2021, to provide SGLT with the right to sublicense the intellectual property that LanzaTech previously licensed to SGLT. In exchange, the Company is entitled to receive licensing consideration, calculated as a percentage of the royalties received by SGLT from the sublicenses. Currently, SGLT sublicenses to certain of its subsidiaries that use LanzaTech’s proprietary technology. The royalties to be received by SGLT are based on sales-and-usage of the sublicensed technology. For the years ended December 31, 2021 and 2020, the Company did not earn any sublicensing revenue as no royalties were received by SGLT.
Note 15 — Shareholders’ Equity
The securities of the Company are represented by common shares, par value $0.0001 per share. Each common share is entitled to one vote. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all common shares shall participate pro rata in such payment whenever funds are legally available and when declared by the Board of Directors of the Company, subject to the prior rights of holders of all classes of stock outstanding.
Note 16 — Redeemable, Convertible Preferred Stock
The Company has six outstanding series of contingently redeemable convertible preferred stock. The authorized, issued and outstanding shares, issue price, and carrying value as of December 31, 2021 and 2020 are as follows (in thousands, except share and per share amounts):
	Year Ended December 31, 2021
	Shares Authorized	Shares Issued and Outstanding	Issue Price	Carrying Amount
Series A	4,666,503	4,666,503	$1.75 – 3.94	$12,230
Series B	1,733,370	1,733,370	10.38	18,000
Series C	4,254,733	4,142,408	14.69	60,850
Series D	10,274,260	10,161,362	19.93	188,402
Series E	5,183,957	5,183,957	22.86	118,076
Series F	3,634,210	3,634,210	22.86	83,073
	29,747,033	29,521,810		$480,631
	Year Ended December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Issue Price	Carrying Amount
Series A	4,666,503	4,666,503	$1.75 – 3.94	$12,230
Series B	1,733,370	1,733,370	10.38	18,000
Series C	4,254,733	4,142,408	14.69	60,850
Series D	10,274,260	10,003,304	19.93	185,252
Series E	5,183,957	5,183,957	22.86	118,076
	26,112,823	25,729,542		$394,408
Redeemable convertible preferred stock issued and outstanding as of December 31, 2021 and 2020, and changes during the years ended December 31, 2021 and 2020, were as follows:
	Redeemable Convertible Preferred Stock
	Series A		Series B		Series C		Series D		Series E		Series F		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2020	4,666,503	$12,230	1,733,370	$18,000	4,142,408	$60,850	10,003,304	$185,252	3,149,745	$71,606	$—	$—	23,695,330	$347,938
Preferred stock issuance, net of costs	—	—	—	—	—	—	—	—	2,034,212	46,470	—	—	2,034,212	46,470
Balance as of December 31, 2020	4,666,503	12,230	1,733,370	18,000	4,142,408	60,850	10,003,304	185,252	5,183,957	118,076	—	—	25,729,542	394,408
Preferred stock issuance, net of costs	—	—	—	—	—	—	158,058	3,150	—	—	3,634,210	83,073	3,792,268	86,223
Balance as of December 31, 2021	4,666,503	$12,230	1,733,370	$18,000	4,142,408	$60,850	10,161,362	$188,402	5,183,957	$118,076	3,634,210	$83,073	29,521,810	$480,631

The Company records all preferred shares net of offering costs at their respective fair values on the dates of issuance. The preferred shares are classified outside of shareholders’ (deficit) equity in the consolidated financial statements, as the preferred shares are redeemable under circumstances that qualify as a deemed liquidation event, which are outside the control of the Company. Upon the occurrence of a liquidation event, such as a voluntary or involuntary liquidation, dissolution or winding up of the Company, merger, consolidation, or change in control, the holders of Series E preferred stock are entitled, on a pari passu basis, to be paid out of the assets of the Company available for distribution before any payment is made to the holders of Series A, B, C, and D preferred shares and then to holders of common shares. In February 2020, the Company closed a Series E follow-on round with the issuance of 2,034,212 Series E preferred shares for net proceeds of $46,470 ($22.86 per share). In March 2021, a warrant was exercised for a total issuance of 158,058 Series D preferred shares and net proceeds of $3,150 ($19.93 per share). In April 2021, the Company closed a Series F round with the issuance of 3,634,210 Series F preferred shares for the net proceeds of $83,073 ($22.86 per share).
The holders of preferred shares are entitled to cast the number of votes equal to the number of whole common shares into which the preferred shares are convertible. The holders of preferred shares also have consent rights, including in a number of cases subject to a separate class vote and a supermajority requirement, over certain actions including, among others (i) alterations or changes to the terms of the preferred shares, (ii) the election of a certain number of directors, including the designation of directors by holders of a specified series of preferred shares or by certain specified individual stockholders, and (iii) repurchases of shares, the authorization or designation of more senior class or series of shares, or certain issuances of new shares.
Preferred shares are convertible at the holder’s option into common shares generally on a share-for-share basis. Each preferred share will be automatically converted into common stock upon either (i) the determination of the holders of certain requisite preferred shares or (ii) a firmly underwritten initial public offering of the Company’s shares that satisfies certain requirements (but not, for the avoidance of doubt, upon a business combination with a special purpose acquisition company, unless such conversion is otherwise effected pursuant to clause (i) above).
The holders of preferred shares are entitled to receive dividends on an as converted to common shares basis as if all preferred shares had been converted into common shares on the date of such event. Dividends are cumulative and are payable in arrears at the rate of 8% of the original issue price. If dividends are payable on common shares, preferred shareholders also receive those dividends as if the preferred shares had been converted to common shares. Series D, E, and F preferred shareholders are entitled to be paid dividends prior to Series A, B, and C, on a pari passu basis.
Redemption features of preferred shares are not fixed and do not have a determinable price on fixed or determinable dates. As of December 31, 2021 and 2020, preferred shares are not currently redeemable, and it is not probable that preferred shares will become redeemable, since it is uncertain whether or when circumstances exist that would constitute a deemed liquidation event. Accordingly, the Company has not adjusted the carrying value of the preferred shares to their redemption values.
Note 17 — Benefit Plans
The Company sponsors a 401(k) defined contribution retirement plan for the benefit of its employees, substantially all of whom are eligible to participate after meeting minimum qualifying requirements. Contributions to the plan are at the discretion of the Company. For the years ended December 31, 2021 and 2020, the Company contributed $720 and $548, respectively, to the plan, which contributions are included within research and development expense in the consolidated statements of operations and comprehensive loss.
Note 18 — Commitments and Contingencies
Litigation
The Company may be involved in legal proceedings and exposed to potential claims in the normal course of business. As of December 31, 2021 and December 31, 2020, it is not probable that the Company has incurred any losses from such claims.

Note 19 — Leases
The Company leases certain office space and laboratory facilities. The Company’s lease agreements typically do not contain any significant guarantees of asset values at the end of a lease, renewal options or restrictive covenants. Pursuant to the Company’s adoption of ASC 842, Leases, all leases were classified as operating leases. During 2021 and 2020, the discount rate used in the calculation of lease liabilities was 7.5%, which is the estimate of the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term.
Total operating lease costs and variable lease costs for the years ended December 31, 2021 and 2020 were $2,126 and $2,077 and $2,575 and $1,813, respectively. Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2021 and 2020 was $2,059 and $1,765, respectively.
As of December 31, 2021, lease payments for operating leases for the Company’s office facility and laboratories are shown below (in thousands):
Year ending December 31,
2022	$2,366
2023	2,413
2024	1,039
2025	—
2026	—
Thereafter	—
Total lease payments	$5,818
Less: Imputed interest	485
Total lease liabilities	$5,333
The following is a summary of weighted average remaining lease term and discount rate for all of the Company’s operating leases:
	Year Ended December 31,
	2021	2020
Weighted average remaining lease term (years)	2.4	3.4
Weighted average discount rate	7.5%	7.5%
Lessor Accounting
In May 2020, the Company executed an agreement to lease certain land to a subsidiary of LanzaJet for a period of 10 years with an option to renew this lease for five additional periods of one year with minimum annual rent due. This agreement is accounted for as an operating lease. We recognize lease revenue on a straight-line basis over the life of the lease agreement. The following future minimum lease payments due to us from the lease agreement at December 31, 2021, is as follows (in thousands):
Year ending December 31,
2022	$24
2023	24
2024	24
2025	24
2026	24
Thereafter	168
Total lease payments	$288
Lease revenue totaled $24 and $14 for the years ended December 31, 2021 and 2020.

Note 20 — Subsequent Events
The Company has evaluated events occurring subsequent to December 31, 2021 through May 9, 2022, the date the consolidated financial statements were available to be issued. The Company is not aware of any significant or material subsequent event that would require disclosure.
Proposed Merger
On March 8, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AMCI Acquisition Corp. II, a Delaware corporation (“AMCI”) and AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AMCI (“Merger Sub”). Under the Merger Agreement, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the Merger as a wholly-owned subsidiary of AMCI (“the Merger”). In connection with the Merger, AMCI will be renamed LanzaTech Global, Inc (“New LanzaTech”). AMCI has agreed to acquire all of the outstanding equity interests of LanzaTech for consideration consisting of an equity interest of New LanzaTech valued at approximately $1.8 billion. Completion of the transaction is subject to certain customary regulatory consents and approval by stockholders of AMCI and the Company.
In connection with the Merger Agreement, on March 8, 2022, AMCI entered into subscription agreements with certain investors pursuant to which AMCI agreed to issue and sell a private placement to close immediately prior to the Merger.

Annex A
AGREEMENT AND PLAN OF MERGER
by and among
AMCI ACQUISITION CORP. II,
AMCI MERGER SUB, INC.,
and
LANZATECH NZ, INC.
dated as of March 8, 2022

A-i

A-ii

A-iii

EXHIBITS
Exhibit A Form of Company Support Agreement
Exhibit B Form of Sponsor Support Agreement
Exhibit C Form of Registration Rights Agreement
Exhibit D Form of Lock-Up Agreement
Exhibit E Form of Acquiror Restated Charter

A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger, dated as of March 8, 2022 (this “Agreement”), is made and entered into by and among (i) AMCI Acquisition Corp. II, a Delaware corporation (“Acquiror”), (ii) AMCI Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acquiror (“Merger Sub”), and (iii) LanzaTech NZ, Inc., a Delaware corporation (the “Company”). Acquiror, Merger Sub and the Company are sometimes collectively referred to herein as the “Parties”, and each of them is sometimes individually referred to herein as a “Party”. Certain terms used in this Agreement have the respective meanings ascribed to them in Section 1.1.
RECITALS
WHEREAS, Acquiror is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, Merger Sub is a newly formed, direct, wholly owned subsidiary of Acquiror incorporated for the purpose of effecting the Merger;
WHEREAS, prior to the Effective Time, on the terms and subject to the conditions set forth in the Subscription Agreements entered into on or prior to the date hereof (true and complete copies of which have been made available to the Company prior to the execution and delivery of this Agreement) or entered into after the date hereof in accordance with Section 8.9, the PIPE Investors will purchase from Acquiror in a private placement certain Acquiror Common Shares for an aggregate purchase price equal to the PIPE Investment Amount (the “PIPE Investment”);
WHEREAS, at the Effective Time, on the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), whereupon the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and will be a wholly owned subsidiary of Acquiror, and as a result each Company Share will be converted into the right to receive the applicable Merger Consideration, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, to which each of Acquiror, Merger Sub and the Company are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations;
WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, for the Company to enter into this Agreement and each Ancillary Agreement to which the Company is, or is contemplated to be, a party, (b) approved the Company’s execution and delivery of, and performance of its obligations under, this Agreement and each Ancillary Agreement to which the Company is, or is contemplated to be, a party and the transactions contemplated hereby and thereby (including the Merger), on the terms and subject to the conditions set forth herein and therein, and (c) adopted resolutions recommending the adoption of this Agreement and, as applicable, the approval of each Ancillary Agreement to which the Company is, or is contemplated to be, a party, and the transactions contemplated hereby and thereby (including the Company Share Conversion and the Merger), on the terms and subject to the conditions set forth herein and therein, by the Company Stockholders (the determinations, approvals and other actions described in each of the foregoing clauses (a), (b) and (c), the “Company Board Actions”);
WHEREAS, the board of directors of Acquiror (the “Acquiror Board”) has (a) determined that it is in the best interests of Acquiror and the Acquiror Stockholders, and declared it advisable, for Acquiror to enter into this Agreement and each Ancillary Agreement to which Acquiror is, or is contemplated to be, a party, (b) approved the transactions contemplated hereby as a Business Combination and approved Acquiror’s execution and delivery of, and performance of its obligations under, this Agreement and each Ancillary Agreement to which Acquiror is, or is contemplated to be, a party and the transactions contemplated hereby and thereby (including the Merger), on the terms and subject to the conditions set forth herein and therein, and (c) adopted resolutions recommending the adoption of this Agreement and, as applicable, the approval of each Ancillary Agreement to which Acquiror is, or is contemplated to be, a party, and the transactions contemplated hereby and thereby (including the PIPE Investment and the Merger), on the terms and subject to the conditions set forth herein and therein, by the Acquiror Stockholders (the determinations, approvals and other actions described in each of the foregoing clauses (a), (b) and (c), the “Acquiror Board Actions”);
WHEREAS, the board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, for Merger Sub to enter into this Agreement and each Ancillary Agreement to which Merger Sub is, or is contemplated to be, a party, (b) approved Merger Sub’s execution and delivery of, and performance of its obligations under, this Agreement and each Ancillary Agreement to which Merger Sub is, or is contemplated to be, a party and the transactions contemplated hereby and thereby (including the Merger), on the terms and subject to the conditions set forth herein and therein, and (c) adopted resolutions recommending the adoption of this Agreement and, as applicable, the approval of each Ancillary Agreement to which Merger Sub is, or is contemplated to be, a party, and the transactions contemplated hereby and thereby (including the Merger), on the terms and subject to the conditions set forth herein and therein, by Merger Sub’s sole stockholder;
WHEREAS, in connection with (but following) the Parties’ execution and delivery of this Agreement, and as a condition and inducement to Acquiror’s willingness to enter into this Agreement, certain Company Stockholders have entered into a support agreement substantially in the form attached to this Agreement as Exhibit A (the “Company Support Agreement”) with Acquiror, pursuant to which, among other things, each such Company Stockholder has agreed, on the terms and subject to the conditions set forth therein, to vote or provide written consents with respect to all of its Company Shares, promptly after the Registration Statement is declared effective under the Securities Act, in favor of the adoption of this Agreement and, as applicable, the approval of each applicable Ancillary Agreement, and the transactions contemplated hereby and thereby (including the Company Share Conversion and the Merger), and each other matter required to be approved or adopted by the Company Stockholders in order to effect the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements;
WHEREAS, concurrently with the Parties’ execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain Acquiror Stockholders (including the Sponsor) which are the record holders of all the issued and outstanding Acquiror Class B Shares, and certain principals thereof, have entered into the support agreement attached to this Agreement as Exhibit B (the “Sponsor Support Agreement”) with Acquiror and the Company, pursuant to which, among other things, such Acquiror Stockholders and such principals have agreed, on the terms and subject to the conditions set forth therein, (a) to vote all of their Acquiror Shares in favor of the adoption of this Agreement and, as applicable, the approval of each applicable Ancillary Agreement, and the transactions contemplated hereby and thereby (including the PIPE Investment and the Merger), on the terms and subject to the conditions set forth herein and therein and each other matter required to be approved or adopted by the Acquiror Stockholders in order to effect the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements, (b) to irrevocably waive any anti-dilution right or other protection with respect to the Acquiror Class B Shares that would result in the Acquiror Class B Shares converting into other Acquiror Shares in connection with any of the transactions contemplated by this Agreement at a ratio greater than one-for-one, (c) to forfeit a specified portion of the aggregate number of Acquiror Shares into which the Acquiror Class B Shares otherwise would automatically convert in connection with the consummation of the transactions contemplated by this Agreement in the event that the percentage calculated as the quotient of (i) the aggregate number of Acquiror Class A Shares that are the subject of Acquiror Share Redemptions (that are not withdrawn) divided by (ii) the total number of issued and outstanding Acquiror Class A Shares immediately prior to the Effective Time exceeds a specified threshold, and (d) not to redeem their respective Acquiror Shares in connection with the Merger and the other transactions contemplated hereby and in the Ancillary Agreements;
WHEREAS, at the Closing, Acquiror and certain stockholders of Acquiror (after giving effect to the Merger and the PIPE Investment) will enter into a registration rights agreement substantially in the form attached to this Agreement as Exhibit C (the “Registration Rights Agreement”), which shall be effective as of the Closing, pursuant to which, among other things, the stockholders of Acquiror party thereto will (a) be granted certain registration rights with respect to their respective Acquiror Shares, on the terms and subject to the conditions therein and (b) agree not to effect any sale or distribution of certain Acquiror Shares held by them during the applicable lock-up period described therein, and on the terms and subject to the conditions therein; and
WHEREAS, at the Closing, Acquiror and certain stockholders of Acquiror who are not party to the Registration Rights Agreement (after giving effect to the Merger and the PIPE Investment) will enter into lock-up agreements substantially in the form attached to this Agreement as Exhibit D (each, a “Lock-Up Agreement”), each of which shall be effective as of the Closing, pursuant to which, among other things, the stockholders of Acquiror party thereto will agree not to effect any sale or distribution of certain Acquiror Shares held by them during the applicable lock-up period described therein, and on the terms and subject to the conditions therein.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1.   Definitions.   As used in this Agreement, the following terms shall have the following meanings:
“2020 Audited Financial Statements” has the meaning specified in Section 5.8(a).
“Acquiror” has the meaning specified in the preamble hereto.
“Acquiror Board” has the meaning specified in the recitals hereto.
“Acquiror Board Actions” has the meaning specified in the recitals hereto.
“Acquiror Bylaws” means the Bylaws of Acquiror, effective January 28, 2021.
“Acquiror Charter” means the Amended and Restated Certificate of Incorporation of Acquiror, effective August 3, 2021.
“Acquiror Class A Share” means a share of Class A common stock, par value $0.0001 per share, of Acquiror.
“Acquiror Class B Share” means a share of Class B common stock, par value $0.0001 per share, of Acquiror.
“Acquiror Closing Cash Amount” means an amount, calculated as of the Closing, equal to the sum of (a) the amount of cash available in the Trust Account after deducting the Acquiror Share Redemption Amount, the amounts of Acquiror Transaction Expenses and Company Transaction Expenses and any other amount with respect to which Acquiror has Liability for payment at the Closing, plus (b) the PIPE Investment Amount, to the extent actually received and held by Acquiror as of the Closing; provided that Acquiror Closing Cash Amount shall not take into account any amount of cash or cash equivalents available and held by the Company or any of its Subsidiaries as of the Closing (other than the net proceeds from the SAFE Note to the Company, which shall be taken into account in the determination of Acquiror Closing Cash Amount).
“Acquiror Common Share” means (a) prior to the Effective Time, any Acquiror Class A Share or Acquiror Class B Share and (b) from and after the Effective Time, any share of common stock, par value $0.0001 per share, of Acquiror, including those into which the Acquiror Class A Shares shall have been re-designated as a result of the amendment and restatement of the Acquiror Charter pursuant to Section 2.4 and those issued as part of the Aggregate Consideration (taking into account the automatic conversion of Acquiror Class B Shares into Acquiror Class A Shares at the Effective Time pursuant to the Acquiror Charter).
“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article VI.
“Acquiror Financial Statements” has the meaning specified in Section 6.8(d).

“Acquiror Inception Date” means January 28, 2021.
“Acquiror Insider” means (a) the Sponsor, (b) any Related Person of the Sponsor or (c) prior to the Effective Time, (i) any Affiliate of Acquiror or (ii) any director or officer of Acquiror or any of its Affiliates.
“Acquiror IPO Date” means August 6, 2021.
“Acquiror Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, results or operations or financial condition of Acquiror or (ii) the ability of Acquiror or Merger Sub to perform their respective obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that in no event would any redemption of Acquiror Common Share made in accordance with the Acquiror Charter, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Acquiror Material Adverse Effect.”
“Acquiror Option” has the meaning specified in Section 4.5(a).
“Acquiror Private Placement Warrant” means an Acquiror Warrant issued to the Sponsor substantially concurrently with Acquiror’s initial public offering.
“Acquiror Public Warrant” means any Acquiror Warrant other than an Acquiror Private Placement Warrant.
“Acquiror Restated Charter” means the Amended and Restated Certificate of Incorporation of Acquiror, in the form attached as Exhibit E hereto (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement).
“Acquiror Restricted Stock Award” has the meaning specified in Section 4.5(b).
“Acquiror SEC Filings” has the meaning specified in Section 6.7.
“Acquiror Share” means any Acquiror Common Share or share of any other class or series of capital stock of Acquiror.
“Acquiror Share Redemption” means the election, in connection with the Acquiror Stockholder Approval, of an eligible (as determined in accordance with Section 9.2 of the Acquiror Charter) Acquiror Stockholder to have all or a portion of the Acquiror Class A Shares held by such Acquiror Stockholder redeemed by Acquiror, on the terms and subject to the limitations and conditions set forth in the Acquiror Charter, at a per-share price, payable in cash, equal to the quotient of (a) the aggregate amount on deposit in the Trust Account (including interest earned on funds held in the Trust Account and not previously released to Acquiror to pay taxes) calculated as of two (2) Business Days prior to the Closing Date divided by (b) the aggregate number of Acquiror Class A Shares then issued and outstanding.
“Acquiror Share Redemption Amount” means the aggregate amount paid or payable in connection with all Acquiror Share Redemptions.
“Acquiror Stockholder” means any stockholder of Acquiror prior to the Effective Time.
“Acquiror Stockholder Approval” means the approval of (a) the Transaction Proposal identified in clause (A) of Section 9.2(b) by an affirmative vote of (i) the holders of at least a majority of the issued and outstanding Acquiror Common Shares voting together as a single class, (ii) solely with respect to the increase in the number of authorized Acquiror Class A Shares, the holders of at least a majority of the issued and outstanding Acquiror Class A Shares voting separately, (iii) the holders of at least a majority of the issued and outstanding Acquiror Class B Shares voting separately, (b) each Transaction Proposal identified in clauses (B), (C), (D), (F), (G) and (H) of Section 9.2(b) by an affirmative vote of the holders of at least a majority of the issued and outstanding Acquiror Common Shares entitled to vote and who attend and vote thereon, and (c) the Transaction Proposal identified in clause (E) of Section 9.2(b) by an affirmative vote of the holders of a plurality of the issued and outstanding Acquiror Shares entitled to vote and who attend and vote thereon, in each case of clauses (a), (b) and (c), in accordance with the Governing Documents of Acquiror and applicable Law, whether in person or by proxy at an Acquiror Stockholders’ Meeting (or any adjournment or postponement thereof) duly called by the Acquiror Board and held for such purpose.

“Acquiror Stockholders’ Meeting” has the meaning specified in Section 9.2(b).
“Acquiror Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by Acquiror (whether or not billed or accrued for) as a result of or in connection with its initial public offering or the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any Ancillary Agreement: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) 50% of all the filing fees incurred in connection with making any filings under Section 9.1, (c) all fees and expenses incurred in connection with preparing and filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 9.2(a), obtaining approval of Nasdaq under Section 8.3(b) and obtaining the Acquiror Stockholder Approval, (d) obligations under any Working Capital Loans and (e) any deferred underwriting commissions and other fees and expenses relating to Acquiror’s initial public offering.
“Acquiror Unit” means each unit issued in Acquiror’s initial public offering, consisting of one (1) share Acquiror Class A Share and one-half of one Acquiror Public Warrant.
“Acquiror Warrant” means a warrant to purchase one Acquiror Class A Share at an exercise price of $11.50 per share (subject to adjustment as provided in the Warrant Agreement).
“Acquisition Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, and whether binding or non-binding), other than with respect to the transactions contemplated by this Agreement (including the Merger), and other than with respect to any acquisition or disposition of property or assets in the ordinary course of business, relating to (a) any acquisition, issuance or purchase, whether directly or indirectly, of (i) 15% or more of the consolidated assets (by value), or assets generating 15% or more of the consolidated revenues or net income, of the Company and its Subsidiaries or (ii) 15% or more of any class or series of Equity Securities of (A) the Company or (B) any Subsidiary of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets (by value), or assets generating 15% or more of the consolidated revenues or net income, of the Company and its Subsidiaries, (b) any tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 15% or more of any class or series of Equity Securities of (i) the Company or (ii) any Subsidiary of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets (by value), or assets generating 15% or more of the consolidated revenues or net income, of the Company and its Subsidiaries or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) the Company or (ii) any Subsidiary of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets (by value), or assets generating 15% or more of the consolidated revenues or net income, of the Company and its Subsidiaries, and of which the Company or its applicable Subsidiary is not the surviving entity.
“Action” means any claim, action, notice of violation, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.
“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliate Agreements” has the meaning specified in Section 5.13(a)(vii).
“Aggregate Consideration” means a number of Acquiror Common Shares equal to the quotient of (a) the Equity Value divided by (b) $10.00.
“Agreement” has the meaning specified in the preamble hereto.
“AI/ML” means any and all deep learning, machine learning, and other artificial intelligence technologies.

“AMCI Group” has the meaning specified in Section 12.18(a).
“Ancillary Agreements” means the Sponsor Support Agreement, the Company Support Agreement, the Registration Rights Agreement, the Lock-Up Agreements, the Subscription Agreements and the Acquiror Restated Charter.
“Anti-Bribery Laws” means the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act of 1977, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).
“Anti-Money Laundering Laws” means all applicable Laws related to the prevention of money laundering, including the U.S. Money Laundering Control Act of 1986, the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly referred to as the “U.S. Bank Secrecy Act”) and similar Laws in other applicable jurisdictions.
“Antitrust Authorities” means the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether in the United States, foreign or multinational).
“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authority relating to the transactions contemplated hereby.
“Assumed Warrant” has the meaning specified in Section 4.4(b).
“Business Combination” has the meaning set forth in Article II of the Acquiror Charter as in effect on the date hereof.
“Business Combination Deadline Date” means August 6, 2023, the deadline for consummating Acquiror’s initial Business Combination pursuant to the Acquiror Charter.
“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, and whether binding or non-binding), other than with respect to the transactions contemplated hereby, relating to a Business Combination.
“Business Day” means any day other than a Saturday, a Sunday or another day on which commercial banks in New York, New York are authorized or required by Law to close.
“Certificate of Merger” has the meaning specified in Section 2.2.
“Closing” has the meaning specified in Section 3.1.
“Closing Company Financial Statements” has the meaning specified in Section 7.3.
“Closing Date” has the meaning specified in Section 3.1.
“Code” means the Internal Revenue Code of 1986.
“Company” has the meaning specified in the preamble hereto.
“Company Benefit Plan” has the meaning specified in Section 5.14(a).
“Company Board” has the meaning specified in the recitals hereto.
“Company Board Actions” has the meaning specified in the recitals hereto.
“Company Charter” means the Certificate of Incorporation of the Company, dated October 28, 2021.
“Company Common Share” means a share of common stock, par value $0.0001 per share, of the Company, or any other share of any class or series of common stock of the Company.

“Company Disclosure Letter” has the meaning specified in the introduction to Article V.
“Company Equity Award” means a Company Option or a Company Restricted Stock Award.
“Company Incentive Plans” means each of the LanzaTech 2006 Share Option Scheme; LanzaTech NZ, Inc. 2011 Stock Plan; the LanzaTech NZ, Inc. 2013 Stock Plan; the LanzaTech NZ, Inc. 2015 Stock Plan; and LanzaTech NZ, Inc. 2019 Stock Plan, each as amended and restated from time to time.
“Company Investors’ Rights Agreement” means that certain Eighth Amended and Restated Investors’ Rights Agreement, dated as of October 28, 2021, by and among the Company and the “Investors” party thereto.
“Company IT Systems” means any and all IT Systems that are owned, licensed, or leased by or for the Company or any of its Subsidiaries and used or held for use in the conduct of their businesses.
“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event will any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (a) any change or proposed change in applicable Laws or IFRS or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the taking of any action required by or expressly permitted by this Agreement or any Ancillary Agreement or with the written consent of Acquiror, or the failure to take any action that is prohibited by this Agreement or any Ancillary Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, tsunamis, earthquakes, mudslides, wildfires, volcanic eruptions or similar occurrences), pandemic or epidemic or other public health crisis (including COVID-19), “force majeure” event or calamity (whether or not caused by any Person), state of emergency declared by any Governmental Authority, change in climate or weather conditions, or any action (including the issuance of any directive, pronouncement or guideline) by any Governmental Authority or self-regulatory organization in response to any of the foregoing (or change in any such action previously taken), (e) any act of terrorism, sabotage (including any cyberattack), war, outbreak or escalation of hostilities, commencement or escalation of military action, embargo, riot, act of mass protest or state of civil unrest, strike or labor disturbance, or any action (including the issuance of any directive, pronouncement or guideline) by any Governmental Authority or self-regulatory organization in response to any of the foregoing (or change in any such action previously taken), (f) municipal, state, national or international political conditions, (g) any failure of the Company to meet any projection, forecast or budget (provided that this clause (g) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure constitutes a Company Material Adverse Effect), (h) any Event generally affecting the industries, geographic areas or markets in which the Company or any of its Subsidiaries operates (including increases in the cost of products, supplies, materials or other goods or labor or other services), (i) the announcement or performance of this Agreement or any Ancillary Agreement or the consummation of any of the transactions contemplated hereby or thereby, including, as a result thereof, any termination of, reduction in or other adverse impact on relationships, contractual or otherwise, with any lessor, lessee, licensor, licensee, customer, distributor, vendor, supplier, partner, employee or other service provider or other business relation of the Company or any of its Subsidiaries, (j) any Liability or Action to the extent expressly described in the Company Disclosure Letter, (k) any action taken by, or at the request of, Acquiror, Sponsor or any of their respective Affiliates; provided, further, that any Event referred to in any of the foregoing clauses (a), (b), (d), (e), (f) and (h) may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent that it has a disproportionate and adverse effect on the results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to companies in the industry in which the Company and its Subsidiaries conduct their respective operations.
“Company Option” means an option to purchase Company Common Shares granted under any of the Company Incentive Plans.

“Company Owned Intellectual Property” means any and all Intellectual Property that is owned (or purported to be owned), in whole or in part, by the Company or any of its Subsidiaries, and includes all Company Registered Intellectual Property and Company Software.
“Company Preferred Share” means any Company Series A Preferred Share, Company Series B Preferred Share, Company Series C Preferred Share, Company Series D Preferred Share, Company Series E Preferred Share, Company Series E-1 Preferred Share, Company Series F Preferred Share or share of any other class or series of preferred stock of the Company.
“Company Registered Intellectual Property” has the meaning specified in Section 5.22(a).
“Company Related Party” has the meaning specified in Section 5.31.
“Company Restricted Stock Award” means an award of restricted Company Common Shares granted under any of the Company Incentive Plans.
“Company ROFR and Co-Sale Agreement” means that certain Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of October 28, 2021, by and among the Company and the “Key Holders” and “Investors” party thereto.
“Company Series A Preferred Share” means a share of preferred stock, par value $0.0001 per share, of the Company designated as “Series A Preferred Stock” pursuant to the Company Charter.
“Company Series B Preferred Share” means a share of preferred stock, par value $0.0001 per share, of the Company designated as “Series B Preferred Stock” pursuant to the Company Charter.
“Company Series C Preferred Share” means a share of preferred stock, par value $0.0001 per share, of the Company designated as “Series C Preferred Stock” pursuant to the Company Charter.
“Company Series D Preferred Share” means a share of preferred stock, par value $0.0001 per share, of the Company designated as “Series D Preferred Stock” pursuant to the Company Charter.
“Company Series E Preferred Share” means a share of preferred stock, par value $0.0001 per share, of the Company designated as “Series E Preferred Stock” pursuant to the Company Charter.
“Company Series E-1 Preferred Share” means a share of preferred stock, par value $0.0001 per share, of the Company designated as “Series E-1 Preferred Stock” pursuant to the Company Charter.
“Company Series F Preferred Share” means a share of preferred stock, par value $0.0001 per share, of the Company designated as “Series F Preferred Stock” pursuant to the Company Charter.
“Company Share” means any Company Preferred Share, Company Common Share or other share of any class or series of capital stock of the Company.
“Company Share Conversion” means the automatic conversion of all Company Preferred Shares into Company Common Shares upon affirmative election of the “Requisite Holders” (as defined in the Company Charter), as of immediately prior to the Effective Time, based on the applicable conversion ratio under the Company Charter at such time.
“Company Software” means any and all proprietary Software for which the Intellectual Property is owned (or purported to be owned), in whole or in part, by the Company or any of its Subsidiaries.
“Company Stockholder” means a holder of any Company Share.
“Company Stockholder Agreements” means the Company Voting Agreement, the Company ROFR and Co-Sale Agreement and the Company Investors’ Rights Agreement.
“Company Stockholder Approval” means (a) the adoption of this Agreement by the affirmative vote or written consent of the holders of at least a majority of the issued and outstanding Company Shares, voting together as a single class on an as-converted basis, (b) the approval of the Company Share Conversion by the affirmative vote or written consent of the holders of at least (i) 66 and 2/3% of the issued and outstanding Company Preferred Shares, voting together as a single class on an as-converted basis and (ii) a majority of the issued and outstanding Company Series E Preferred Shares and Company Series E-1 Preferred Shares, voting together as a single class, and (c) the approval of the receipt of the Merger Consideration by the Company Stockholders in the form as provided in this Agreement by holders of at least (i) 66 and 2/3% of the issued and outstanding Company Preferred Shares, voting together as a single class on an as-converted basis, (ii) a majority of the issued and outstanding Company Series A Preferred Shares, voting as a separate class, (iii) 75% of the issued and outstanding Company Series B Preferred Shares, voting as a separate class, (iv) 66 and 2/3% of the issued and outstanding Company Series C Preferred Shares, voting as a separate class, (v) 66 and 2/3% of the issued and outstanding Company Series D Preferred Shares, voting as a separate class, (vi) a majority of the issued and outstanding Company Series E Preferred Shares and Company Series E-1 Preferred Shares, voting together as a single class on an as-converted basis, and (vii) a majority of the issued and outstanding Company Series F Preferred Shares, voting as a separate class; in each case of clauses (a), (b) and (c), in accordance with the Governing Documents of the Company, the Company Stockholder Agreements, and applicable Law.
“Company Support Agreement” has the meaning specified in the recitals hereto.
“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any Ancillary Agreement: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company or any of its Subsidiaries as a result of the transactions contemplated hereby (but not including any “double-trigger” or any other payment tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom, (c) Transfer Taxes, (d) 50% of all the filing fees incurred in connection with making any filings under Section 9.1 and (e) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, including fees, costs and expenses related to the termination of any Affiliate Agreement.
“Company Voting Agreement” means that certain Eighth Amended and Restated Voting Agreement, dated as of October 28, 2021, by and among the Company and the “Key Holders” and “Investors” party thereto.
“Company Warrant” means any warrant to purchase any Company Shares.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of August 13, 2021, between the Company and Acquiror, as amended by that certain Amendment No. 1, dated as of October 30, 2021, and joined by Goldman Sachs & Co. LLC by means of that certain Joinder Agreement, dated as of November 14, 2021.
“Contract” means any contract, agreement, instrument, lease, license, purchase order or other obligation, in each case, that is legally binding.
“Copyleft License” means any license that requires, as a condition of or in connection with any use, modification, reproduction, or distribution of any Software subject to such license, that such Software subject to such license or any Company Software or Company Owned Intellectual Property that is incorporated into, derived from, includes, relies on, is linked to or with, is derived from, is used by or with, or is distributed with such Software subject to such license: (a) in the case of Software, be disclosed, made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law), (d) in the case of patents, be restricted with respect to future patent licensing terms or the exercise or enforcement thereof, or (e) be redistributable at no or minimal license charge or fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Affero General Public License, Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.
“COVID-19” means the novel coronavirus, SARS-CoV-2, COVID-19 or any related strain, sequence or variant, including any intensification, resurgence or any evolutions or mutations thereof, and any related or associated epidemics, pandemics, disease outbreaks or public health emergencies.
“Covington” has the meaning specified in Section 12.18(b).
“D&O Indemnified Parties” has the meaning specified in Section 8.7(a).
“Data Security Requirements” means, collectively, all of the following to the extent relating to privacy, data protection or cybersecurity of information, information technology, operational technology, software, and software applications: (a) Laws, including those concerning the privacy, personal data rights, or security of Personal Information, and all regulations promulgated and guidance issued by any Governmental Authority (including staff reports) thereunder and any security breach notification requirements, (b) the Company’s own rules, policies, procedures and public statements (including all data protection and privacy policies and related notices), and (c) Contracts into which the Company or any of its Subsidiaries has entered or by which it is otherwise bound (including the Payment Card Industry Data Security Standard, as applicable).
“DGCL” has the meaning specified in the recitals hereto.
“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.
“Dissenting Share” has the meaning specified in Section 4.2(b).
“dollar” or “$” means lawful money of the United States.
“Effective Time” has the meaning specified in Section 2.2.
“EIP” has the meaning specified in Section 8.1(a).
“Enforceability Exceptions” has the meaning specified in Section 5.3(a).
“Environmental Laws” means all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).
“Equity Security” means, with respect to any Person, any share of capital stock of, or other equity interest in, such Person or any security exercisable or exchangeable for, or convertible into, any share of capital stock of, or other equity interest (including any security exercisable or exchangeable for, or convertible into, any share of capital stock) in, such Person, including any warrant, option, convertible or exchangeable note or debenture, profits interest or phantom equity right, whether voting or non-voting, including, with respect to the Company, any equity award issued under any of the Company Incentive Plans.
“Equity Value” means $1,817,000,000.
“ERISA” has the meaning specified in Section 5.14(a).
“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that, together with the Company or any of its Subsidiaries, is a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Event” means any event, state of facts, development, circumstance, occurrence or effect.
“Exchange Act” means the U.S. Securities Exchange Act of 1934.
“Exchange Agent” has the meaning specified in Section 4.3(a).

“Exchange Ratio” means a number equal to the quotient of: (a) the difference of (i) the Equity Value minus (ii) the Unpaid Dividend Amount; divided by (b) $10.00; divided by (c) the Fully Diluted Company Common Shares.
“Excluded Share” has the meaning specified in Section 4.2(a)(i).
“Export Approvals” has the meaning specified in Section 5.26(a).
“Fully Diluted Company Common Shares” means, without duplication, the sum of (a) the aggregate number of Company Common Shares outstanding as of immediately prior to the Effective Time, other than Excluded Shares, (b) the aggregate number of Company Common Shares that would be issued upon conversion of all Company Preferred Shares into Company Common Shares based on the applicable conversion ratio under the Company Charter immediately prior to the Effective Time, other than Excluded Shares, and (c) the aggregate number of Company Common Shares that would be issued upon the cash settlement (as opposed to “net settlement”) of all Assumed Warrants and Company Equity Awards, in each case, that are issued and outstanding immediately prior to the Effective Time, if the Assumed Warrants and the Company Equity Awards were exercised or settled in full upon payment of the full cash exercise price immediately prior to the Effective Time; provided that, for purposes of this Agreement, the Fully Diluted Company Common Shares shall exclude any SAFE Shares.
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation.
“Governmental Authority” means any federal, state, provincial, municipal, local, foreign, international or supranational government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.
“Governmental Authorization” has the meaning specified in Section 5.5.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, and (g) substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.
“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“IFRS” means the applicable International Financial Reporting Standards as in effect from time to time.
“Indebtedness” means with respect to any specified Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal, interest (including accrued interests and any per diem interest) and premium (if any) in respect of all indebtedness for borrowed money of such specified Person, (b) the principal and interest components of capitalized lease obligations under IFRS, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments of such specified Person (solely to the extent such amounts have actually been drawn), (d) the principal, interest (including accrued interests and any per diem interest) and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments of such specified Person, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements of such specified Person (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations of such specified Person to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” and (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in the foregoing clauses (a) through (g) guaranteed directly or indirectly, jointly or severally, by such specified Person.
“Intellectual Property” means any and all intellectual property and all rights, title, and interest therein or thereto, anywhere in the world, including any and all: (a) patents, published or unpublished patent applications (and any patents that will be issued as a result of those patent applications), provisional patent applications and similar filings, invention disclosures, and industrial designs, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, extensions or counterparts and foreign equivalents thereof, (b) registered and unregistered trademarks, logos, service marks, trade dress and trade names, brand names, business names, slogans, pending applications therefor, and internet domain names, and other similar designations of source or indicia or origin, together with the goodwill symbolized by or associated with any of the foregoing, (c) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in Software and other works of authorship, (d) Software, (e) Trade Secrets, (f) rights of publicity and in social media usernames and accounts, (g) all other intellectual property rights, proprietary rights and industrial property rights, and (h) the right to sue at law or in equity for any past, present or future infringement, misappropriation or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom.
“Intended Tax Treatment” has the meaning specified in Section 2.6.
“Interim Financial Statements” has the meaning specified in Section 5.8(a).
“Interim Period” has the meaning specified in Section 7.1.
“International Trade Laws” means all applicable Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, customs and import Laws administered by U.S. Customs and Border Protection, any other export or import controls administered by an agency of the U.S. government, the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, and other applicable Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the U.S. Laws described above.
“Investment Company Act” means the U.S. Investment Company Act of 1940.
“IRS” means the U.S. Internal Revenue Service.
“IT Systems” means any and all Software, information technology, operational technology and systems, computer servers, networks, workstations, routers, hubs, switches, data communication lines, interfaces, platforms, databases, websites, computer hardware and all other information technology assets or equipment used to process, store, generate, analyze, maintain and operate data or information, including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements.
“LanzaTech Group” has the meaning specified in Section 12.18(b).
“Law” means (a) any statute, law, ordinance, rule or regulation, in each case, of any Governmental Authority or (b) any Governmental Order.
“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries, other than any Owned Real Property.
“Letter of Transmittal” has the meaning specified in Section 4.3(b).
“Liability” means any debt, liability, obligation, guaranty, loss, damage, claim, demand, action, cause of action, cost, deficiency, penalty or expense, in each case, whether based in contract, tort, equity or otherwise, and whether direct or indirect, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.
“License” means any approval, authorization, consent, license, registration, permit or certificate granted or issued by a Governmental Authority.
“Lien” means any lien, mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, right of first offer, right of first refusal, option, license, adverse claim or other lien of any kind, whether consensual, statutory or otherwise.
“Listing Application” has the meaning specified in Section 8.3(b).
“Lock-Up Agreement” has the meaning specified in the recitals hereto.
“Merger” has the meaning specified in the recitals hereto.
“Merger Consideration” means: (a) with respect to each outstanding Company Common Share, a number of Acquiror Common Shares equal to the Exchange Ratio; and (b) with respect to each outstanding share of Company Preferred Share, a number of Acquiror Common Shares equal to the sum of (i) the product of (A) the aggregate number of Company Common Shares that would be issued with respect to such Company Preferred Share upon the Company Share Conversion multiplied by (B) the Exchange Ratio, plus (ii) the quotient of (A) the Per Share Unpaid Dividend Amount with respect to such Company Preferred Share divided by (B) $10.00.
“Merger Sub” has the meaning specified in the preamble hereto.
“Minimum Acquiror Closing Cash Amount” means $250,000,000.
“Multiemployer Plan” has the meaning specified in Section 5.14(c).
“Nasdaq” means the Nasdaq Capital Market.
“Non-Redemption Agreement” means any agreement between Acquiror and any holders of Acquiror Class A Shares pursuant to which such holders irrevocably and unconditionally agree (a) not to elect to redeem any Acquiror Class A Shares in an Acquiror Share Redemption or otherwise and (b) not to transfer any such Acquiror Class A Shares prior to the Closing; provided that Acquiror shall give the Company a reasonable opportunity to review and comment on, and shall consider in good faith the Company’s comments before entering into, any such agreement.
“Offer Documents” has the meaning specified in Section 9.2(a)(i).
“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License, and including Copyleft Licenses.
“Open Source Materials” means any Software subject to an Open Source License.
“Outside Date” has the meaning specified in Section 11.1(b)(ii).
“Owned Real Property” means each parcel of real property owned by the Company or any of its Subsidiaries.
“Pandemic Measures” means (a) any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee time off, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, or other conditions, restrictions or requirements pursuant to any Law, Governmental Order, directive, pronouncement, guideline or recommendation of or by any Governmental Authority, including the U.S. Centers for Disease Control and Prevention, the U.S. Occupational Safety and Health Administration, the U.S. Equal Employment Opportunity Commissions or the World Health Organization in connection with or in respect to COVID-19 or any other pandemic, epidemic, public health emergency or virus or disease outbreak and (b) any acts or omissions by the Company that have been or may be taken in a commercially reasonable manner as a reasonable good faith response to COVID-19, or to the extent necessary to avoid, mitigate or remediate a material adverse effect on the Company or its business as may result from COVID-19.
“Per Share Unpaid Dividend Amount” means, with respect to a Company Preferred Share, the amount of all accrued and all declared and unpaid dividends thereon that become payable under the Company Charter in connection with the Company Share Conversion.
“Permitted Liens” means (a) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (i) not yet due and payable or which are being contested in good faith through appropriate proceedings and (ii) for which adequate accruals or reserves have been established in accordance with IFRS, (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with IFRS, (c) with respect to any Owned Real Property or Leased Real Property, (i) non-monetary Liens, encumbrances or restrictions (including easements, encroachments, covenants, rights of way and other conditions) and (ii) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that, in the case of each of the preceding clauses (i) and (ii), (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property, or (C) do not materially interfere with the present uses of such real property, (d) with respect to any Leased Real Property, (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (ii) any Lien permitted under a Real Property Lease and (iii) Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (e) non-exclusive licenses of Intellectual Property entered into with vendors or customers in the ordinary course of business, (f) Liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business or purchase money Liens and Liens securing rental payments under operating or capital lease arrangements, in each case, entered into in the ordinary course of business, (g) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security and (h) other Liens that do not, individually or in the aggregate, materially and adversely affect the businesses of the Company and its Subsidiaries, taken as a whole.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.
“Personal Information” means any data or information (a) relating to an identified or identifiable individual or (b) used or reasonably capable of being used to identify an individual, browser, or device and any other data or information that constitutes personal data, personally identifiable information, personal information, or similar data or information under any applicable Law, including an individual’s first and last name, home or other physical address, telephone number, fax number, email address or other online identifier, Social Security number or other third-party issued identifier (including state identification number, driver’s license number, or passport number), biometric data, health information, credit card or other financial information (including bank account information), IP address and cookie information, or any other browser- or device-specific number or identifier.
“PIPE Investment” has the meaning specified in the recitals hereto.
“PIPE Investment Amount” means the aggregate gross purchase price received by Acquiror prior to or substantially concurrently with the Closing in respect of all of the PIPE Shares.
“PIPE Investor” means any investor participating in the PIPE Investment pursuant to a Subscription Agreement.
“PIPE Share” means any Acquiror Common Share purchased in the PIPE Investment.
“Pre-Closing Tax Period” means all taxable periods ending on or prior to the Closing Date and, in respect of any other taxable period that includes the Closing Date, the portion thereof ending on and including the Closing Date.
“Pre-Closing Tax Return” has the meaning specified in Section 9.4(b).

“Prospectus” has the meaning specified in Section 12.1.
“Proxy Statement” has the meaning specified in Section 9.2(a)(i).
“Proxy Statement/Registration Statement” has the meaning specified in Section 9.2(a)(i).
“Real Property Leases” has the meaning specified in Section 5.21(a)(ii).
“Registration Rights Agreement” has the meaning specified in the recitals hereto.
“Registration Statement” means the Registration Statement on Form S-4, or another appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.
“Registration Statement Securities” has the meaning specified in Section 9.2(a)(i).
“Related Person” means, with respect to any specified Person, any former, current or future (a) Affiliate, equityholder, member, partner, director, manager, officer, employee, agent, representative, heir, successor or assign of such specified Person or (b) any Affiliate, equityholder, member, partner, director, manager, officer, employee, agent, representative, heir, successor or assign of any Person described in the preceding clause (a).
“Representative” means, with respect to any specified Person, any director, manager, officer, employee, agent, attorney, advisor or other representative of such specified Person.
“Requisite Company Stockholders” means the Company Stockholders holding the required voting power to obtain the Company Stockholder Approval.
“SAFE Note” means that certain LanzaTech NZ, Inc. SAFE (Simple Agreement for Future Equity) issued by the Company to the Investor named therein and dated December 8, 2021.
“SAFE Shares” means any Company Share issued or that may be issuable under the SAFE Note or the SAFE Warrant, or with respect to which the SAFE Note is convertible or the SAFE Warrant is exercisable.
“SAFE Warrant” means that certain warrant issued by the Company on December 8, 2021.
“Sanctioned Country” means a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws in effect at the relevant time (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea, Syria, Russia and Belarus).
“Sanctioned Person” means (a) any Person identified in any sanctions-related list of designated Persons maintained by (i) the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, Bureau of Industry and Security, or the U.S. Department of State, (ii) Her Majesty’s Treasury of the United Kingdom, (iii) any committee of the United Nations Security Council or (iv) the European Union, (b) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country or (c) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, any Person described in the foregoing clause (a) or (b), either individually or in the aggregate.
“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (a) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury of the United Kingdom.
“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933.
“Software” means any and all (a) software, firmware, middleware, operating systems, applications, computer programs (including any and all software implementations of algorithms, heuristics, models and methodologies, whether in source code, object code, human readable form or other form), (b) databases and compilation (including any and all data and collections of data), whether machine readable or otherwise, (c) descriptions, flow charts and other documentation used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, (d) AI/ML and (e) documentation, including developer notes, instructions, comments, annotations, user manuals and other training documentation, relating to any of the foregoing.
“Sponsor” means AMCI Sponsor II LLC, a Delaware limited liability company.
“Sponsor Support Agreement” has the meaning specified in the recitals hereto.
“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated.
“Subsidiary” means, with respect to any specified Person, any other corporation or other business entity more than 50% of the voting power of the Equity Securities of which is owned, directly or indirectly, by such specified Person.
“Surviving Corporation” has the meaning specified in the recitals hereto.
“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.
“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, alternative or add-on minimum, estimated, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat and other taxes, and any governmental charges, duties, levies and other similar charges in the nature of a tax imposed by a Governmental Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including any interest, penalty, deficiency assessments, or addition thereto imposed by a Governmental Authority, including any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation to indemnify any Person (other than any commercial agreement the principal purpose of which is not related to Taxes).
“third party” means, with respect to any specified Person, any Person other than (a) such specified Person or (b) any Related Person of such specified Person.
“Title IV Plan” has the meaning specified in Section 5.14(c).
“Top Customers” has the meaning specified in Section 5.28(a).
“Top Vendors” has the meaning specified in Section 5.29(a).
“Trade Secrets” means any trade secrets, confidential information and other proprietary rights or information including know-how, unpatented inventions, processes, libraries of enzymes, models and methodologies, formulae, technology, technical, research, clinical and regulatory data, customer lists, business plans, database rights, in each case that derive independent economic value from not being generally known by the public and not being readily ascertainable by other Persons.
“Transaction Litigation” has the meaning specified in Section 9.6.
“Transaction Proposals” has the meaning specified in Section 9.2(b).
“Transfer Taxes” has the meaning specified in Section 9.4(a).
“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final or temporary form, but excluding any such regulations that are proposed).

“Trust Account” has the meaning specified in Section 12.1.
“Trust Agreement” has the meaning specified in Section 6.11.
“Trustee” has the meaning specified in Section 6.11.
“U.S.” means the United States of America.
“Unpaid Dividend Amount” means the aggregate of all Per Share Unpaid Dividend Amounts.
“Warrant Agreement” means the Warrant Agreement, dated August 3, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as warrant agent.
“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.
“Working Capital Loan” means any loan made to Acquiror by any Acquiror Insider for the purpose of financing costs incurred in connection with a Business Combination.
“Written Consent” has the meaning specified in Section 9.2(c)(i).
Section 1.2.   Construction.
(a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement and not any particular Article, Section or provision hereof, (iv) the terms “Article,” “Section” or “Exhibit” refer to the specified Article, Section or Exhibit, as applicable, of this Agreement, (v) the word “include,” “includes” or “including” shall be deemed to be followed by the phrase “without limitation,” (vi) the words “or” and “any” shall be disjunctive but not exclusive and (vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”
(b)   Unless the context of this Agreement otherwise requires, (i) references to any Law shall be deemed to refer to such Law as consolidated, replaced, revised, amended or supplemented from time to time, and the rules or regulations thereunder, (ii) references herein to any Contract (including this Agreement) shall be deemed to refer to such Contract as amended, restated, supplemented or otherwise modified from time to time, and (iii) references herein to any Person shall be deemed to include such Person’s successors and assigns.
(c)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
(d)   Unless otherwise specified, the reference date for purposes of calculating any period shall be excluded from such calculation, but any period “from” or “through” a specified date shall commence or end, as applicable, on such specified date.
(e)   Any accounting terms used and not otherwise expressly defined herein shall have the respective meanings given to them under IFRS.
(f)   Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of any provision of this Agreement.
(g)   Exhibits attached to, or referenced in this Agreement are incorporated herein as if set forth in full herein.
(h)   “Writing,” “written” and similar words refer to printing, typing and other means of reproducing words in a visible form (including e-mail or any.pdf attached thereto).

(i)   Each Party acknowledges and agrees that it has been represented by legal counsel during, and has participated jointly with the other Parties in, the negotiation and execution of this Agreement and waives the application of any Law or rule of construction providing that ambiguities in a contract or other document or any provision thereof will be construed against the Party that drafted such contract or other document or provision thereof.
(j)   When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s business or Acquiror’s business, as applicable.
Section 1.3.   Knowledge.   As used herein, (a) the phrase “to the knowledge of the Company” (or any similar phrase) shall mean the actual knowledge of the individuals identified in Section 1.3(a) of the Company Disclosure Letter, solely in their respective capacities as directors, officers or employees of the Company, as applicable, and without any individual liability, as such individuals would have acquired upon reasonable inquiry of their respective direct reports, and (b) the phrase “to the knowledge of Acquiror” (or any similar phrase) shall mean the actual knowledge of the individuals identified in Section 1.3(b) of the Acquiror Disclosure Letter, solely in their respective capacities as directors, officers or employees of Acquiror, as applicable, and without any individual liability, as such individuals would have acquired upon reasonable inquiry of their respective direct reports.
Section 1.4.   Equitable Adjustments.   If, during the Interim Period, the outstanding Acquiror Shares shall have been changed into a different number of shares or a different class or series, by reason of any dividend, distribution, combination, split, subdivision, conversion, exchange, transfer, sale, cancelation, repurchase, redemption, reclassification or other change to, or transaction in, any Equity Security, or any similar event shall have occurred, or if there shall have been any breach by Acquiror of any of its representations, warranties or covenants contained herein relating to the Acquiror Shares, then any number, value (including dollar value) or amount contained herein which is based upon the number of Acquiror Shares will be appropriately adjusted to provide to the holders of Equity Securities of the Company the same economic effect as contemplated by this Agreement without giving effect to such event. For the avoidance of doubt, nothing in this Section 1.4 shall be construed to permit Acquiror to take or permit any action that is prohibited by any other provision of this Agreement, or omit any action that is required by any other provision of this Agreement, with respect to the Acquiror Shares or otherwise.
ARTICLE II
THE TRANSACTIONS
Section 2.1.   The Merger.   On the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation.
Section 2.2.   Effective Time.   At the Closing, the Company and Merger Sub shall file with the Delaware Secretary of State a certificate of merger in a form reasonably satisfactory to the Company and Acquiror (the “Certificate of Merger”) in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time the Certificate of Merger is accepted for filing by the Delaware Secretary of State or at such later time as may be mutually agreed by the Company and Acquiror and specified in the Certificate of Merger. The time at which the Merger actually becomes effective is referred to herein as the “Effective Time”.
Section 2.3.   Effect of the Merger.   The effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the respective assets, properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the respective debts, Liabilities, duties and obligations of the Company and Merger Sub shall become the debts, Liabilities, duties and obligations of the Surviving Corporation.

Section 2.4.   Governing Documents.
(a)   At the Effective Time, the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter supplemented or amended in accordance with the applicable provisions thereof and of the DGCL, except that those Governing Documents shall reflect the change of the Surviving Corporation’s name to a name as shall be designated by the Company prior to Closing.
(b)   At the Effective Time, (i) subject to clause (A) of Section 9.2(b), the Acquiror Charter shall be amended and restated to be substantially in the form attached hereto as Exhibit E and (ii) the Acquiror Bylaws shall remain in force and effect until such time as it is further amended, restated, modified or supplemented in accordance with the DGCL and the Governing Documents of Acquiror.
Section 2.5.   Directors and Officers.
(a)   At the Effective Time, the directors and officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
(b)   The Parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the post-Closing directors and officers of Acquiror in accordance with the provisions of Section 8.6 shall be the directors and officers (and, in the case of such officers, holding such positions as set forth in Section 8.6(b) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
Section 2.6.   Reorganization Tax Matters.   Acquiror, Merger Sub, the Company and the Surviving Corporation intend that, for U.S. federal income tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (and the Treasury Regulations promulgated thereunder) to which each of Acquiror, Merger Sub and the Company are parties under Section 368(b) of the Code (and the Treasury Regulations promulgated thereunder) (the “Intended Tax Treatment”). This Agreement is intended to constitute, and is hereby adopted by each of Acquiror, Merger Sub and the Company as, a “plan of reorganization” within the meaning of Section 1.368-2(g) and 1.368-3(a) of the Treasury Regulations. Acquiror, Merger Sub, the Company and the Surviving Corporation shall file all Tax Returns consistent with, and take no position (whether in any audit or examination, on any Tax Return or otherwise) or any other action before or after the Closing, in either case, that is inconsistent with the Intended Tax Treatment, unless otherwise required to do so as a result of a “determination” that is final within the meaning of Section 1313(a) of the Code or a change in applicable Law. Acquiror, Merger Sub, the Company and the Surviving Corporation shall (and shall cause their respective Affiliates to) cooperate fully with each other and their respective counsel, as and to the extent reasonably requested by each other, in connection with filing any applicable Tax Return, with respect to any Tax proceeding or as otherwise necessary or desirable to document and support the Intended Tax Treatment, including providing customary factual support letters.
ARTICLE III
CLOSING OF THE TRANSACTIONS
Section 3.1.   Closing.   On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place (a) remotely by the mutual exchange of electronic signatures by the means provided in Section 12.2, at 10:00 a.m., Eastern Time, on the date that is five (5) Business Days after the first day on which all of the conditions set forth in Article X have been satisfied or, to the extent permitted by applicable Law, waived by the applicable Party or Parties entitled to the benefit thereof (other than those conditions that by their nature or terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or (b) at such other place or time as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 3.2.   Pre-Closing Deliverables.
(a)   Not less than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Acquiror (i) a statement setting forth the Company’s good faith determination of Company Transaction Expenses as of the Closing Date (in reasonable detail and with reasonable supporting documentation to enable a review of such statement by Acquiror), including the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices therefor and (ii) an allocation schedule setting forth the Company’s good faith determination of (A) the numbers of each type of Equity Securities of the Company held by each holder of Equity Securities of the Company immediately before the Closing, (B) the Fully Diluted Company Common Shares, the Exchange Ratio and the Unpaid Dividend Amount and (C) the consideration due to each holder of Equity Securities of the Company pursuant to this Agreement together with any other information that the Exchange Agent may reasonably request.
(b)   Not less than three (3) Business Days prior to the Closing Date, Acquiror shall prepare and deliver to the Company a statement setting forth Acquiror’s good faith determination of (i) the Acquiror Share Redemption Amount, (ii) the Acquiror Closing Cash Amount and (iii) Acquiror Transaction Expenses as of the Closing Date (in each case, in reasonable detail and with reasonable supporting documentation to enable a review of such statement by the Company), including the respective amounts and wire transfer instructions for the payment of all Acquiror Transaction Expenses, together with corresponding invoices therefor.
(c)   Between June 22, 2022 and June 29, 2022, Acquiror shall prepare and deliver to the Company a statement setting forth (i) the PIPE Investment Amount based on the Subscription Agreements entered into as of such time, (ii) the aggregate number of Acquiror Class A Shares subject to Non-Redemption Agreements entered into as of such time multiplied by $10.00, and (iii) Acquiror’s good faith determination of Acquiror Transaction Expenses and any other amounts with respect to which Acquiror has Liability for payment at the Closing.
Section 3.3.   FIRPTA Certificate.   At the Closing, the Company shall deliver to Acquiror a certificate prepared in accordance with the requirements of Section 1.1445-2(c)(3) of the Treasury Regulations, together with a notice to the IRS prepared in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations, in each case, in form and substance reasonably satisfactory to Acquiror; provided that, notwithstanding anything to the contrary in this Agreement, the sole remedy available to Acquiror for any failure to provide the documentation described in this Section 3.3 shall be to make any Tax withholding (if any) required under applicable Law in connection with payments made pursuant to this Agreement, it being understood that in no event shall any such failure to deliver the documentation described in this Section 3.3 constitute a failure of a condition to the Closing pursuant to Article X or otherwise.
Section 3.4.   Closing Payments.
(a)   At the Closing, Acquiror will deliver or cause to be delivered to the Exchange Agent the Aggregate Consideration for further distribution to the applicable holders of Equity Securities of the Company pursuant to Section 4.3, Section 4.4(a) and Section 4.5(b), as the case may be.
(b)   At the Closing, Acquiror shall pay or cause to be paid, by wire transfer of immediately available funds, (i) all accrued and unpaid Company Transaction Expenses as set forth in the statement delivered pursuant to Section 3.2(a)(i) and (ii) all accrued and unpaid Acquiror Transaction Expenses as set forth in the statement delivered pursuant to Section 3.2(b)(iii); provided that any unpaid Company Transaction Expenses due to any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.
Section 3.5.   Further Assurances.   If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the Effective Time with full right and title to, and possession of, all assets, properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub, the Parties and their respective directors, managers and officers are fully authorized, in the name of the applicable Party or its successor or otherwise, to take, and shall take, all such lawful actions (including preparing, executing, delivering, filing, disseminating and publishing all such other agreements, instruments and other documents) as are reasonably necessary to achieve the foregoing purposes and are not inconsistent with this Agreement.
ARTICLE IV
MERGER CONSIDERATION; CONVERSION OF SECURITIES
Section 4.1.   Merger Consideration.   The aggregate consideration to be paid to holders of Equity Securities of the Company in, or in connection with, the Merger shall be the Aggregate Consideration.
Section 4.2.   Conversion of Company Common Shares in the Merger.
(a)   At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or any holder of Equity Securities of any of the foregoing:
(i)   each Company Share that is owned by Acquiror, Merger Sub or the Company (as treasury stock or otherwise) immediately prior to the Effective Time (each, an “Excluded Share”) shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(ii)   each Company Share that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be canceled and converted into the right to receive the applicable Merger Consideration; and
(iii)   each share of common stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.
(b)   Each Company Common Share that is issued and outstanding immediately prior to the Effective Time and in respect of which a demand for appraisal has been properly exercised in accordance with Section 262 of the DGCL and, as of the Effective Time, has not been effectively withdrawn or lost or forfeited (a “Dissenting Share”) shall not be converted into the right to receive the applicable Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 262 of the DGCL. Each holder of a Dissenting Share that becomes entitled to payment under the DGCL in respect of such Dissenting Share shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any Company Common Share shall lose its status as a Dissenting Share (whether as a result of the holder thereof failing to perfect or withdrawing such holder’s appraisal rights, or otherwise), then such Company Common Share shall immediately be converted into the right to receive the applicable Merger Consideration as if such Company Share never had been a Dissenting Share, and Acquiror (or following the Effective Time, the Company) shall deliver, or cause to be delivered in accordance with the terms of this Agreement, to the holder thereof the applicable Merger Consideration as if such Company Share had never been a Dissenting Share, subject to the applicable exchange procedures set forth in Section 4.3.
Section 4.3.   Exchange Procedures.
(a)   No later than 15 Business Days prior to the Closing Date, Acquiror shall appoint (pursuant to an agreement in a form reasonably acceptable to the Company) Acquiror’s transfer agent or another agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the agent for the purpose of paying the applicable portion of the Aggregate Consideration to the applicable holders of Company Shares. At or before the Effective Time, Acquiror shall deposit the Aggregate Consideration with the Exchange Agent.
(b)   Reasonably promptly after the Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of Company Shares as of immediately prior to the Effective Time whose Company Shares were converted pursuant to Section 4.2(a)(ii) into the right to receive a portion of the Aggregate Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each Company Share to the Exchange Agent, and which otherwise shall be in customary form) for use in such exchange (each, a “Letter of Transmittal”).

(c)   Each holder of Company Shares that have been converted into the right to receive the applicable Merger Consideration pursuant to Section 4.2(a)(ii) shall be entitled to receive such Merger Consideration upon receipt by the Exchange Agent of a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any Company Share.
(d)   Following the date that is one year after the Closing Date, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and to terminate the duties of the Exchange Agent in such capacity. In the event of any such termination, any portion of the Aggregate Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of Company Shares as of immediately prior to the Effective Time that has not exchanged such Company Shares for the applicable Merger Consideration in accordance with this Section 4.3 may transfer such Company Shares to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any portion of the Aggregate Consideration delivered to a Governmental Authority pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any Company Shares shall not have been transferred immediately prior to the date on which any consideration payable pursuant to this Article IV would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
(e)   Notwithstanding anything in this Agreement to the contrary, no fractional Acquiror Common Shares shall be issued in exchange for Company Shares, and any fractional Acquiror Common Share that otherwise would be issued pursuant to the applicable provisions of this Article IV shall be rounded as follows:
(i)   if the aggregate number of Acquiror Common Shares that would be paid to the holder of any Company Share in respect of all Company Shares held by such holder pursuant to Section 4.2(a)(ii) in the absence of this Section 4.3(e) is not a whole number, then such aggregate number shall be (A) rounded down to the nearest whole number in the event that the fractional Acquiror Common Share that otherwise would be so paid is less than five-tenths (0.5) of an Acquiror Common Share and (B) rounded up to the nearest whole number in the event that the fractional Acquiror Common Share that otherwise would be so paid is greater than or equal to five-tenths (0.5) of an Acquiror Common Share;
(ii)   if the number of Acquiror Common Shares that would be subject to any Assumed Warrant pursuant to Section 4.4(b) in the absence of this Section 4.3(e) is not a whole number, then such number shall be (A) rounded down to the nearest whole number in the event that the fractional Acquiror Common Share that otherwise would be so received is less than five-tenths (0.5) of an Acquiror Common Share and (B) rounded up to the nearest whole number in the event that the fractional Acquiror Common Share that otherwise would be so received is greater than or equal to five-tenths (0.5) of an Acquiror Common Share;
(iii)   if the number of Acquiror Common Shares that would be subject to any Acquiror Option pursuant to Section 4.5(a)(i)(A) in the absence of this Section 4.3(e) is not a whole number, then such number shall be rounded down to the nearest whole number; and
(iv)   if the aggregate number of Acquiror Common Shares that the holder of any Company Restricted Stock Award would be entitled to receive in respect of all Company Restricted Stock Awards held by such holder pursuant to Section 4.1(a)(ii) (by reference thereto in Section 4.5(b)) in the absence of this Section 4.3(e) is not a whole number, then such aggregate number shall be (A) rounded down to the nearest whole number in the event that the fractional Acquiror Common Share that otherwise would be so received is less than five-tenths (0.5) of an Acquiror Common Share and (B) rounded up to the nearest whole number in the event that the fractional Acquiror Common Share that otherwise would be so received is greater than or equal to five-tenths (0.5) of an Acquiror Common Share.

Section 4.4.   Treatment of Company Warrants.
(a)   Each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time and that would automatically be exercised or otherwise exchanged in full in accordance with its terms by virtue of the occurrence of the Merger, without any election or action by the Company or the holder thereof, shall automatically be exercised or exchanged in full for the applicable Company Shares in accordance with its terms immediately prior to the Effective Time, without any action on the part of the Company or the holder thereof, and each Company Share issued or issuable upon such exercise shall be treated as being issued and outstanding immediately prior to the Effective Time and, pursuant to Section 4.2(a)(ii) (and without duplication) shall be canceled and converted into the right to receive the applicable Merger Consideration.
(b)   Each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time and that is not automatically exercised in full (pursuant to Section 4.4(a)) shall be converted into a warrant to purchase Acquiror Common Shares on the same terms and conditions (including as to vesting and exercisability) as are in effect with respect to such Company Warrant immediately prior to the Effective Time (each, an “Assumed Warrant”), except that (i) subject to Section 4.3(e)(ii), such Assumed Warrant shall entitle the holder thereof to purchase such number of Acquiror Common Shares as is equal to the product of (A) the number of Company Shares subject to such Company Warrant immediately prior to the Effective Time multiplied by (B) the Exchange Ratio and (ii) such Assumed Warrant shall have an exercise price per share (which shall be rounded up to the nearest whole cent) equal to (A) other than in the case of the SAFE Warrant, the quotient of (1) the exercise price per share of such Company Warrant immediately prior to the Effective Time divided by (2) the Exchange Ratio, or (B) in the case of the SAFE Warrant, $10.00.
Section 4.5.   Treatment of Company Equity Awards.
(a)   As of the Effective Time, each Company Option that is then outstanding shall be converted into the right to receive an option relating to Acquiror Common Shares on the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Effective Time (including with respect to vesting and termination-related provisions, except as set forth in the proviso hereto) (each, an “Acquiror Option”), except that (i) subject to Section 4.3(e)(iii), such Acquiror Option shall relate to such number of Acquiror Common Shares (rounded down to the nearest whole Acquiror Common Share) as is equal to the product of (A) the number of Company Common Shares subject to such Company Option multiplied by (B) the Exchange Ratio, and (ii) the exercise price per share of such Acquiror Option shall be equal to the quotient of (A) the exercise price per share of such Company Option in effect immediately prior to the Effective Time divided by (B) the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).
(b)   As of the Effective Time, each Company Restricted Stock Award that is outstanding immediately prior to the Effective Time shall be converted into the right to receive restricted Acquiror Common Shares (each, an “Acquiror Restricted Stock Award”) having the same terms and conditions as were applicable to such Company Restricted Stock Award immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that such Acquiror Restricted Stock Award shall relate to such number of Acquiror Common Shares as is determined in accordance with Section 4.2(a)(ii).
(c)   The Company shall take all necessary actions to effect the treatment of the Company Equity Awards pursuant to Section 4.5(a) and Section 4.5(b) in accordance with the Company Incentive Plans and the applicable award agreements and to ensure that no Acquiror Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of Acquiror, unless such exercise satisfies an exemption from the registration requirements of the Securities Act. The Company Board shall amend the Company Incentive Plans and take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that no new Company Equity Awards will be granted under the Company Incentive Plans.
Section 4.6.   Withholding.   Notwithstanding any other provision of this Agreement, Acquiror, the Company, the Surviving Corporation or the Exchange Agent or any of their Affiliates or Representatives shall be entitled to deduct or withhold from any amount payable pursuant to this Agreement any Taxes that are required to be deducted and withheld from such amounts under the Code or any other applicable Law. Acquiror or its Representatives shall use commercially reasonable efforts to provide the Company with written notice of any amount that it intends to withhold in connection with any payment under this Agreement (other than any compensatory payments to be made pursuant to this Agreement) at least five (5) days prior to making any such withholding (which notice shall set forth a description of the factual and legal basis for such withholding) and cooperate with the Company to reduce or eliminate any applicable withholding; provided that Acquiror shall not have any such obligations with respect to any withholding contemplated under Section 3.3. Any amounts so deducted and withheld in accordance with this Section 4.6 shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. For the avoidance of doubt, in the case of any such payment payable to employees of the Company or its Subsidiaries in connection with the Merger treated as compensation, the Parties shall cooperate to pay such amounts through the Company’s or the relevant Subsidiary’s payroll to facilitate applicable withholding.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Acquiror and Merger Sub as follows:
Section 5.1.   Company Organization.   The Company has been duly incorporated and is validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease or otherwise hold and operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (if the concept of good standing is recognized by such jurisdiction), as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the Company and its Subsidiaries, taken as a whole.
Section 5.2.   Subsidiaries.   The legal entity name and jurisdiction of incorporation, formation or organization, as applicable, of each Subsidiary of the Company as of the date of this Agreement is set forth in Section 5.2 of the Company Disclosure Letter. Each Subsidiary of the Company has been duly incorporated, formed or organized, as the case may be, and is validly existing under the Laws of its jurisdiction of incorporation, formation or organization, as applicable, and has the requisite corporate or other business entity power and authority to own, lease or otherwise hold and operate all of its properties and assets and to conduct its business as it is now being conducted. True, correct and complete copies of the Governing Documents of each Subsidiary of the Company, as amended to the date of this Agreement, have been made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (if the concept of good standing is recognized by such jurisdiction), as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the Company and its Subsidiaries, taken as a whole.
Section 5.3.   Due Authorization.
(a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is contemplated to be, a party and (subject to receipt of the Company Stockholder Approval and the Governmental Authorizations described in clauses (a) and (b) of Section 5.5) to perform all of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which the Company is, or is contemplated to be, a party have been duly and validly authorized and approved by the Company Board. This Agreement has been, and each of the Ancillary

Agreements to which the Company is, or is contemplated to be, a party has been or will be, as applicable, duly and validly executed and delivered by the Company, and this Agreement constitutes, and each Ancillary Agreement to which the Company is, or is contemplated to be, a party constitutes or, upon execution prior to the Closing, as applicable, will constitute, a legal, valid and binding obligation of the Company (assuming, in each case, the due and valid execution and delivery by each of the other parties hereto or thereto), enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (the “Enforceability Exceptions”).
(b)   Prior to the Company’s execution and delivery of this Agreement, the Company Board has taken the Company Board Actions, and, as of the date hereof, none of the Company Board Actions has been rescinded, withdrawn or modified. No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the Ancillary Agreements to which the Company is, or is contemplated to be, a party or to approve the Merger or the other transactions contemplated hereby or thereby, except for the Company Stockholder Approval.
Section 5.4.   No Conflict.   Subject to the receipt of the Company Stockholder Approval and the Governmental Authorizations described in clauses (a) and (b) of Section 5.5 and except as set forth in Section 5.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and each of the Ancillary Agreements to which the Company is, or is contemplated to be, a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in any breach of or default under, the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in any breach of or default under, any Law applicable to the Company or any of its Subsidiaries, (c) violate or conflict with any provision of, or result (with or without due notice or lapse of time or both) in any breach of or default under, or require any consent or waiver to be obtained under, or result in the loss of any right or benefit of the Company or any of its Subsidiaries under, or give rise to any right of termination, cancellation or acceleration under, or cause the termination or cancellation of, any Contract of the type described in Section 5.13(a) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or (d) result in the creation of any Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of any of the foregoing would not be material to the business of the Company and its Subsidiaries, taken as a whole.
Section 5.5.   Governmental Authorities; Consents.   Assuming the truth and completeness of the representations and warranties of Acquiror and Merger Sub contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except (a) for (i) applicable requirements of the HSR Act, (ii) the filing of the Certificate of Merger in accordance with the DGCL and the acceptance thereof by the Delaware Secretary of State, (iii) the filing of the amended and restated certificate of incorporation of the Company pursuant to Section 2.4(a) in accordance with the DGCL and the acceptance thereof by the Delaware Secretary of State, (iv) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Laws and (v) any Governmental Authorization the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby and (b) as set forth in Section 5.5 of the Company Disclosure Letter.
Section 5.6.   Capitalization of the Company.
(a)   As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 36,326,815 Company Common Shares and (ii) 29,747,033 Company Preferred Shares, of which (A) 4,666,503 are Company Series A Preferred Shares, (B) 1,733,370 are Company Series B Preferred Shares, (C) 4,254,733 are Company Series C Preferred Shares, (D) 10,274,260 are Company Series D Preferred Shares, (E) 3,149,745 are Company Series E Preferred Shares, (F) 2,034,212 are Company Series E-1

Preferred Shares and (G) 3,634,210 are Company Series F Preferred Shares, and there are no other authorized classes or series of capital stock of the Company.
(b)   As of the date of this Agreement, there are issued and outstanding (i) 2,712,444 Company Common Shares and (ii) 29,521,810 Company Preferred Shares, consisting of (A) 4,666,503 Company Series A Preferred Shares, (B) 1,733,370 Company Series B Preferred Shares, (C) 4,142,408 Company Series C Preferred Shares, (D) 10,161,362 Company Series D Preferred Shares, (E) 3,149,745 Company Series E Preferred Shares, (F) 2,034,212 Company Series E-1 Preferred Shares and (G) 3,634,210 Company Series F Preferred Shares. All of the issued and outstanding Company Shares (1) have been duly authorized and validly issued and are fully paid and non-assessable, (2) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (x) the Governing Documents of the Company as then in effect and (y) any other applicable Contracts governing the issuance of such securities to which the Company is a party or otherwise bound, (3) have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company as then in effect or any Contract to which the Company was a party or otherwise bound at the time of such issuance and (4) subject to the Governing Documents of the Company, the Company Stockholder Agreements and the Contracts set forth in Section 5.6(b) of the Company Disclosure Letter, are free and clear of any Liens.
(c)   Section 5.6(c) of the Company Disclosure Letter sets forth a true and correct list of all issued and outstanding Company Warrants as of the date hereof. All of the issued and outstanding Company Warrants (A) have been duly authorized and validly issued and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, (B) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company as then in effect and (2) any other applicable Contracts governing the issuance of such securities to which the Company is a party or otherwise bound, (C) have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company was a party or otherwise bound at the time of such issuance and (D) subject to the Governing Documents of the Company, the Company Stockholder Agreements and the Contracts set forth in Section 5.6(c) of the Company Disclosure Letter, are free and clear of any Liens.
(d)   As of the date of this Agreement, there are issued and outstanding (i) Company Options to purchase an aggregate of 3,841,287 Company Common Shares and (ii) Company Restricted Stock Awards with respect to 579,660 Company Common Shares. The Company has made available to Acquiror a true and complete list, as of the date of this Agreement, of, with respect to each Company Equity Award, the holder and type of such Company Equity Award, the number of Company Common Shares subject thereto and, if applicable, the vesting schedule and the exercise price per Company Common Share thereof. Each Company Equity Award was validly issued and properly approved by the Company Board (or an appropriate committee thereof). All Company Options and Company Restricted Stock Awards are evidenced by award agreements in substantially the forms made available to Acquiror, and no Company Option or Company Restricted Stock Award is subject to terms that are materially different from those set forth in such forms. To the extent subject to Laws of the United States at the time of grant, each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Share on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, as applicable. To the extent subject to Laws of the United States at the time of grant, each Company Option is intended to either qualify as an “incentive stock option” under Section 422 of the Code or to be exempt under Section 409A of the Code.
(e)   Except for the SAFE Note or as otherwise set forth in this Section 5.6 or in Section 5.6(e) of the Company Disclosure Letter, as of the date hereof, the Company has no outstanding (i) Equity Securities of the Company, (ii) subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for Equity Securities of the Company or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any Equity Securities of the Company, (iii) equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company, (iv) Contracts to which the Company is a party or by which the Company is bound obligating the Company to repurchase, redeem or otherwise acquire any Equity Securities of the Company, other than any Company Stockholder Agreement, the Company Incentive Plans, or any Company Equity Award, or (v) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, Equity Securities of the Company having the right to vote) on any matter on which the Company’s stockholders may vote.
Section 5.7.   Capitalization of Subsidiaries.
(a)   The outstanding Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, (ii) are, to the extent applicable, fully paid and non-assessable, (iii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in the Governing Documents of the applicable Subsidiary and any other applicable Contracts governing the issuance of such securities to which the applicable Subsidiary is a party or otherwise bound, (iv) have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the applicable Subsidiary or any Contract to which the applicable Subsidiary was a party or otherwise bound at the time of such issuance and (v) subject to the Governing Documents of the applicable Subsidiary and the Contracts set forth in Section 5.7(a) of the Company Disclosure Letter, are free and clear of any Liens.
(b)   The Company or another direct or indirect wholly owned Subsidiary of the Company owns of record and beneficially all the issued and outstanding Equity Securities of each of the Company’s Subsidiaries free and clear of any Liens (other than Permitted Liens).
(c)   Except as set forth in Section 5.7(c) of the Company Disclosure Letter, as of the date hereof, there are no outstanding (i) subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for Equity Securities of any of the Company’s Subsidiaries or any other Contracts to which any of the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating any of the Company’s Subsidiaries to issue or sell any Equity Securities of such Subsidiary, (ii) equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in any of the Company’s Subsidiaries, (iii) Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of such Subsidiary or (iv) bonds, debentures, notes or other indebtedness of any of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, Equity Securities of such Subsidiary having the right to vote) on any matter on which the holders of Equity Securities of such Subsidiary may vote.
Section 5.8.   Financial Statements.
(a)   The Company has previously provided to Acquiror true and complete copies of (i) the audited consolidated balance sheet as of December 31, 2020 and statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the year ended December 31, 2020, together with the auditor’s report thereon (the “2020 Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet as of September 30, 2021 and statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the nine-month period ended September 30, 2021 (the “Interim Financial Statements”). Except as set forth in Section 5.8(a) of the Company Disclosure Letter, the 2020 Audited Financial Statements and the Interim Financial Statements (x) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and their consolidated results of operations and comprehensive income (or loss), consolidated changes in stockholders’ equity and consolidated cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes), (y) were prepared in accordance with GAAP and IFRS, respectively, applied on a consistent basis during the periods covered (except as may be indicated in the notes thereto and, in the case of the Interim Financial

Statements, the absence of footnotes) and (z) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries.
(b)   The Closing Company Financial Statements, when delivered following the date of this Agreement in accordance with Section 7.3, (i) will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and their consolidated results of operations and comprehensive income (or loss), consolidated changes in stockholders’ equity and consolidated cash flows for the respective periods then ended (subject, in the case of any unaudited Closing Company Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) will have been prepared in accordance with GAAP applied on a consistent basis during the periods covered (except as may be indicated in the notes thereto and, in the case of any unaudited Closing Company Financial Statements, the absence of footnotes), (iii) will have been prepared from, and will be in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) in the case of any audited Closing Company Financial Statements, will comply in all material respects with the applicable accounting requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated by the SEC, in each case, as in effect as of the respective dates thereof.
(c)   Except as set forth in Section 5.8(c) of the Company Disclosure Letter, neither the Company nor, to the knowledge of the Company, any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any allegation in writing regarding any of the foregoing.
Section 5.9.   Undisclosed Liabilities.   As of the date of this Agreement, except as set forth in Section 5.9 of the Company Disclosure Letter and except for any Company Transaction Expenses payable by the Company or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated hereby or by any Ancillary Agreement, and in each case as described herein, there is no other Liability of the Company or any of the Company’s Subsidiaries that would be required to be set forth or reserved for on a consolidated balance sheet prepared in accordance with GAAP with respect to the 2020 Audited Financial Statements or IFRS with respect to the Interim Financial Statements, as the case may be, consistently applied and in accordance with past practice, except for Liabilities (a) reflected or reserved for on the 2020 Audited Financial Statements or the Interim Financial Statements, or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Interim Financial Statements in the ordinary course of business of the Company and its Subsidiaries, (c) that will be discharged or paid off prior to or at the Closing or (d) the failure to so be set forth or reserved for would not be material to the Company and its Subsidiaries, taken as a whole.
Section 5.10.   Absence of Changes.   From the date of the most recent balance sheet included in the Interim Financial Statements through the date of this Agreement, there has not been any Company Material Adverse Effect.
Section 5.11.   Litigation and Proceedings.   Except as set forth in Section 5.11 of the Company Disclosure Letter or as would not be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the knowledge of the Company, any of their respective directors, managers, officers or employees (in their respective capacities as such), (b) to the knowledge of the Company, there is no investigation or other inquiry pending with any Governmental Authority, against the Company or any of its Subsidiaries or any of their respective properties or assets or any of their respective directors, managers, officers or employees (in their respective capacities as such) and (c) there is no Governmental Order imposed upon, or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries, nor are any of the properties or assets of the Company or any of its Subsidiaries bound by or subject to any Governmental Order, the violation of which would, individually or in the aggregate, reasonably be expected to be material to the Company.
Section 5.12.   Legal Compliance.   Except (a) with respect to compliance with Environmental Laws (as to which certain representations and warranties are made in Section 5.24) and compliance with Tax

Laws (which are the subject of Section 5.16) and (b) as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and during the past two (2) years have been, in compliance with all applicable Laws in all material respects. During the two (2) years prior to the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of any material violation of applicable Law by the Company or any of its Subsidiaries, and, to the knowledge of the Company, no Action alleging any material violation of any Law by the Company or any of its Subsidiaries is pending or threatened against the Company or any of its Subsidiaries as of the date hereof.
Section 5.13.   Contracts; No Defaults.
(a)   Section 5.13(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvi) below to which the Company or any of its Subsidiaries is a party as of the date of this Agreement, other than Company Benefit Plans (except as listed below). True, correct and complete copies of the Contracts listed in Section 5.13(a) of the Company Disclosure Letter have been made available to Acquiror or its agents or representatives:
(i)   each Contract with any of the Top Customers that the Company reasonably expects to result in gross revenues to the Company or any of its Subsidiaries in excess of $500,000 in any calendar year;
(ii)   each Contract with any of the Top Vendors involving aggregate payments by the Company or any of its Subsidiaries in excess of $600,000 per year;
(iii)   each Contract (A) evidencing outstanding indebtedness of the Company or any of its Subsidiaries for borrowed money, or any guarantee by the Company or any of its Subsidiaries of such indebtedness of a third party, in an amount exceeding $500,000 or (B) that is a commitment to provide loans, credit or financing to the Company or any of its Subsidiaries in an amount exceeding $500,000;
(iv)   each Contract entered into during the past three (3) years providing for (A) the acquisition by the Company or any of its Subsidiaries of (1) any Equity Security of a Person other than the Company or any of its present Subsidiaries or (2) material assets of a Person other than the Company or any of its Subsidiaries involving payments in excess of $500,000 or (B) the disposition to any Person other than the Company or any of its Subsidiaries of (1) any Equity Security of the Company or any of its Subsidiaries (other than any Company Equity Award) or (2) material assets of the Company or any of its Subsidiaries involving payments in excess of $500,000, other than, in the case of each of clauses (A) and (B), Contracts (x) under which the applicable acquisition or disposition has been consummated and there are no material unperformed obligations, (y) entered into in the ordinary course of business or (z) between the Company and any of its Subsidiaries or between any two or more of the Company’s Subsidiaries;
(v)   each Contract establishing or governing any material joint venture or partnership between the Company or any of its Subsidiaries, on the one hand, and any Person other than the Company or any of its Subsidiaries, on the other hand;
(vi)   each Real Property Lease that involves aggregate payments in excess of $500,000 in any calendar year;
(vii)   each Contract (other than Contracts relating to employment (including employment agreements, confidentiality and invention assignment agreements or grants of Company Equity Awards) and Governing Documents or other Contracts relating to Equity Securities in the Company or any of its Subsidiaries) between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any Affiliate of the Company or any of its Subsidiaries (other than the Company or any of its Subsidiaries), any director, manager or officer of the Company or any of its Subsidiaries, any members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);
(viii)   each Contract with any current (A) employee of the Company with annual base compensation in excess of $250,000 that provides for severance in excess of 90 days or a notice of termination of more than 90 days or (B) employee of the Company or any of its Subsidiaries with a title of executive officer or any more senior title;
(ix)   each Contract with any employee or consultant of the Company or any of its Subsidiaries that provides for cash-based change in control or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;
(x)   each Contract (A) prohibiting or limiting the right of the Company or any of its Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the ability of the Company or any of its Subsidiaries to conduct their business with any Person in any geographic area in any material respect;
(xi)   each collective bargaining (or similar) agreement or Contract between the Company or any of its Subsidiaries, on one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;
(xii)   each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue) pursuant to which the Company or any of its Subsidiaries (A) grants to a third party any rights under any material Intellectual Property of the Company and its Subsidiaries that are either (1) exclusive or (2) otherwise material to the business of the Company and its Subsidiaries, taken as a whole, (B) is granted by a third party any rights under any Intellectual Property or IT Systems that are material to the business of the Company and its Subsidiaries, taken as a whole, or (C) under which a third party develops or creates any Intellectual Property for the benefit of the Company or any of its Subsidiaries; provided, however, that none of the following shall be required to be disclosed on Section 5.13(a)(xii) of the Company Disclosure Letter, but shall be deemed to have been so disclosed for purposes of this Agreement if they otherwise qualify under this Section 5.13(a)(xii): (v) non-disclosure agreements entered into in the ordinary course of business; (w) non-exclusive licenses of Company Owned Intellectual Property granted to vendors or customers in the ordinary course of business; (x) Open Source Licenses or non-exclusive end user in-licenses of uncustomized, commercially available, off-the-shelf Software used for the Company’s internal use for fees of less than $250,000 annually; (y) invention assignment or consulting agreements with employees or contractors on standard forms made available to Acquiror with no material exclusions or deviations; or (z) non-exclusive incidental trademark licenses or ancillary licenses to Intellectual Property that are necessary to be granted to receive the benefit of goods or services from third-party vendors or to provide goods or services to third-party customers;
(xiii)   each Contract requiring capital expenditures by the Company or any of its Subsidiaries after the date of this Agreement in an amount in excess of $10,000,000 in any calendar year;
(xiv)   each Contract granting any Person (other than the Company or any of its Subsidiaries) any (A) “most favored nation” rights, or (B) right of first refusal or first offer or similar preferential right to purchase or lease any asset of the Company or its Subsidiaries;
(xv)   each Contract granting any Person (other than the Company or any of its Subsidiaries) a right of first refusal or first offer or similar preferential right to purchase or acquire Equity Securities of the Company or any of its Subsidiaries; and
(xvi)   each outstanding written commitment to enter into any Contract of the type described in clauses (i) through (xv) of this Section 5.13(a).
(b)   Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 5.13(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of a breach or default would not be material to the Company and its Subsidiaries, taken as a whole, (A) the Company and its Subsidiaries have performed in all respects all of the respective obligations required to be performed by them to date under each Contract listed pursuant to Section 5.13(a) in the Company Disclosure Letter, and neither the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any other party to any such Contract is in breach of or default of its obligations under any such Contract, (B) during the past 12 months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (C) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or any of its Subsidiaries or any other party to any such Contract (in each case, with or without notice or lapse of time or both).
Section 5.14.   Company Benefit Plans.
(a)   Section 5.14(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date hereof, of each material Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) or any other plan, policy, program or Contract (including any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed (or required to be contributed) to by the Company or any of its Subsidiaries and to which the Company or any of its Subsidiaries is a party or has any liability, and in each case whether or not (i) subject to the Laws of the United States or (ii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable Law and maintained by any Governmental Authority. With respect to each material Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) all plan documents, trust agreements or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications, (C) the most recent actuarial report or other financial statement relating to such Company Benefit Plan and (D) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.
(b)   Except as set forth in Section 5.14(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to comply would not be material to the Company and its Subsidiaries, taken as a whole, (ii) all material contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by IFRS or GAAP, as the case may be, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan except where the failure to be so qualified would not be material to the Company and its Subsidiaries, taken as a whole.
(c)   No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored or contributed to, been required to contribute to, has or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the past six years. None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA.
(d)   With respect to each Company Benefit Plan, except as would not result in, or would not reasonably be expected to result in, material liability to the Company and its Subsidiaries, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and, to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.
(e)   No Company Benefit Plan provides medical or life insurance benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable Law, or benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).
(f)   Except as set forth in Section 5.14(f) of the Company Disclosure Letter or as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation payable by the Company or any Subsidiary of the Company, except as expressly provided in this Agreement, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material Liability under any Company Benefit Plan, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan at or following the Effective Time. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code with respect to any current or former service provider of the Company or any of its Subsidiaries. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code or any other Tax.
Section 5.15.   Labor Relations; Employees.
(a)   Except as set forth in Section 5.15(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar agreement, (ii) no such agreement is being negotiated by the Company or any of its Subsidiaries and (iii) no labor union or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or any of its Subsidiaries. There is no, and to the knowledge of the Company, there has not been, labor organization activity involving any employees of the Company or any of its Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any of its Subsidiaries.
(b)   Each of the Company and its Subsidiaries are, and have been during the past three (3) years, in compliance with all applicable Laws respecting labor and employment including all Laws respecting terms and conditions of employment, health and safety, wages and hours, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where the failure to comply would not be material to the Company and its Subsidiaries, taken as a whole.
(c)   During the past two (2) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or material complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, and to the knowledge of the Company, none is threatened, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, and to the knowledge of the Company, none is threatened, (iii) notice of any material charge or complaint with respect to or relating to the Company pending before the U.S. Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, and to the knowledge of the Company, none is threatened, or (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to the Company or notice that such investigation is in progress, and to the knowledge of the Company, none is threatened.
(d)   Neither the Company nor any of the Company’s Subsidiaries reasonably expects any material liabilities with respect to any sexual harassment, or other discrimination, retaliation or policy violation allegations, or has knowledge of any such allegations relating to officers, directors, employees, contractors, or agents of the Company and its Subsidiaries, that, if known to the public, would reasonably be expected to bring material economic harm to the Company and its Subsidiaries.
(e)   All payments due from the Company on account of wages have been paid or accrued in all material respects in accordance with IFRS or GAAP, as applicable, as a liability on the books of the Company.
(f)   During the past three (3) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the U.S. Workers’ Adjustment and Retraining Notification Act or any similar state or local Law relating to group terminations or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent.
Section 5.16.   Taxes.
(a)   All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), and all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.
(b)   All income and other material Taxes due and payable by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid in full. Any such Taxes or Tax liabilities that relate to a Pre-Closing Tax Period that are not yet due and payable (i) for periods covered by the Closing Company Financial Statements have been properly accrued and adequately disclosed on the Closing Company Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Closing Company Financial Statements have been properly accrued on the books and records of the Company and its Subsidiaries in accordance with IFRS.
(c)   The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material amounts of Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.
(d)   There are no Liens for material Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.
(e)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid, except for claims, assessments, deficiencies or proposed adjustments (i) being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with IFRS and (ii) as set forth in Section 5.16(e) of the Company Disclosure Letter or disclosed in the notes to the Company’s financial statements.
(f)   There are no Tax audits, examinations or other Actions with respect to any material Taxes of the Company or any of its Subsidiaries presently in progress or pending (or, to the knowledge of the Company, asserted in writing), and there has not been any such Action within the past five years which has not been resolved in full. There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is presently contesting the Tax liability of the Company or such Subsidiary, as applicable, before any taxing authority or other Governmental Authority.
(g)   Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to have a material effect on the Company and its Subsidiaries.

(h)   Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes).
(i)   Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties to such transaction as a distribution of stock qualifying for income tax-deferred treatment under Section 355 of the Code in the two years prior to the date of this Agreement.
(j)   Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations or any similar provision of state, local or non-U.S. Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local, or non-U.S. Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.
(k)   No written claim which has not been resolved in full has been made by any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to material taxation in that jurisdiction.
(l)   Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable income Tax treaty or convention) in any country other than the country under the Laws of which the Company or such Subsidiary, as applicable, is organized, or is subject to income Tax in a jurisdiction outside the country under the Laws of which the Company or such Subsidiary, as applicable, is organized.
(m)   Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations (or any corresponding or similar provision of state, local or non-U.S. Law).
(n)   Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction made on or prior to the Closing, (ii) intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) or open transaction disposition made on or prior to the Closing, (iii) prepaid amount received or deferred revenue recognized at or prior to the Closing other than in the ordinary course of business, (iv) change in method of accounting for any Pre-Closing Tax Period made or required to be made prior to the Closing, (v) a “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing, or (vi) inclusion under Section 951(a) or Section 951A of the Code attributable to (1) “subpart F income,” within the meaning of Section 952 of the Code, (2) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (3) “global intangible low-taxed income,” as defined in Section 951A of the Code, in the case of each of clauses (1) through (3), arising from transactions or events occurring prior to the Closing Date, determined as if the relevant taxable years ended on the Closing Date or (4) by reason of Section 965(a) of the Code or an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or non-U.S. Law).
(o)   Neither the Company nor any of its Subsidiaries owns or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(p)   Neither the Company nor any Subsidiary of the Company has deferred any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act of 2020.
(q)   The Company has not knowingly taken any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of the Company, there are no facts or circumstances, other than any facts and circumstances to the extent that such facts and circumstances exist or arise as a result of, or are related to, any act or omission occurring after the date of this Agreement by Acquiror or Merger Sub not contemplated by this Agreement or any Ancillary Agreement, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
Section 5.17.   Brokers’ Fees.   Except as set forth in Section 5.17 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based upon arrangements made by the Company or any of its Subsidiaries or any of their Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.
Section 5.18.   Insurance.   As of the date of this Agreement, except as would not be material to the Company and its Subsidiaries, taken as a whole, (a) all of the material policies of property, fire and casualty, liability, workers’ compensation, directors and officers and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries with respect to policy periods that include the date of this Agreement are in full force and effect, and all premiums due therefor have been paid, and (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any of such policies or of any material changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of such policies.
Section 5.19.   Licenses.   The Company and its Subsidiaries have obtained, and maintain, all of the material Licenses reasonably required to permit the Company and its Subsidiaries to acquire, originate, own, operate, use and maintain their material assets in the manner in which they are now operated and maintained and to conduct in all material respects the business of the Company and its Subsidiaries as currently conducted. Each material License held by the Company or any of the Company’s Subsidiaries is in full force and effect. Neither the Company nor any of its Subsidiaries (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party, (b) is or has been the subject of any pending or, to the Company’s knowledge, threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material License or (c) has received any written notice that any Governmental Authority that has issued any material License intends to cancel, terminate, or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby or as otherwise disclosed in Section 5.4 of the Company Disclosure Letter; provided that such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing.
Section 5.20.   Equipment and Other Tangible Property.   The Company or one of its Subsidiaries owns and has good title to all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. The Company or one of its Subsidiaries owns and has good title to, or has a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property used in the business of the Company as presently conducted, except as would not be material to the Company and its Subsidiaries, taken as a whole. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.
Section 5.21.   Real Property.
(a)   Section 5.21(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all Leased Real Property, including the address thereof, and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:
(i)   The Company or one of its Subsidiaries holds good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.
(ii)   The Company has made available to Acquiror true, correct and complete copies of all material leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company and its Subsidiaries,

including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases has been modified in any material respect, except to the extent that such modifications have been disclosed by the copies made available to Acquiror.
(iii)   All of the Real Property Leases (A) are in full force and effect and (B) represent legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of a failure to perform or a breach or default would not be material to the Company and its Subsidiaries, taken as a whole, with respect to each Real Property Lease, (x) the Company and its Subsidiaries have performed in all respects all of the respective obligations required to be performed by them to date thereunder, and neither the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any other party to any such Real Property Lease is in breach or default of its obligations under any such Real Property Lease, (y) during the past 12 months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or material breach of or material default under any such Real Property Lease, and (z) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Real Property Lease by the Company or any of its Subsidiaries or any other party to any such Real Property Lease (in each case, with or without notice or lapse of time or both).
(iv)   As of the date of this Agreement, no party, other than the Company and its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.
(v)   Neither the Company nor any of its Subsidiaries has received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.
(b)   Section 5.21(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement of all Owned Real Property, including the address and fee owner thereof. With respect to each parcel of Owned Real Property:
(i)   The Company or one of its Subsidiaries holds good and marketable fee simple title in such parcel of Owned Real Property, free and clear of all Liens, except for Permitted Liens.
(ii)   As of the date of this Agreement, no party, other than the Company and its Subsidiaries, has any right to use or occupy or is in possession of the Owned Real Property or any portion thereof.
(iii)   Neither the Company nor any of its Subsidiaries has received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Owned Real Property.
Section 5.22.   Intellectual Property.
(a)   Section 5.22(a) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date hereof, of each item of Intellectual Property that is registered and applied-for with a Governmental Authority or domain name registrar and is owned or purported to be owned by the Company or any of its Subsidiaries, whether applied for or registered in the United States or internationally (“Company Registered Intellectual Property”). The Company or one of its Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of all Company Registered Intellectual Property and all material Company Registered Intellectual Property (excluding pending applications included in the Company Registered Intellectual Property) is valid and enforceable, subsisting, in full force and effect, and has not been cancelled, expired or abandoned, or otherwise terminated.
(b)   Except (i) as has not been and would not be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (ii) for patents or patent applications identified on Section 5.22(b) of the Company Disclosure Letter as jointly owned and (iii) for non-patent Intellectual Property that is jointly owned by the Company or one of its Subsidiaries pursuant to the express terms of the Contracts set forth on Section 5.13(a)(xii) of the Company Disclosure Letter: the Company or one of its Subsidiaries possesses and solely and exclusively owns, free and clear of all Liens (other than

Permitted Liens), all right, title, and interest in any to all Company Owned Intellectual Property and owns or has a valid license to use or license, as used or licensed in its business, all other Intellectual Property and IT Systems, in each case used in or necessary for the conduct of the businesses of the Company and its Subsidiaries as presently conducted and contemplated by the Company as of the date of this Agreement to be conducted following Closing. All permitted use of Intellectual Property by the Company or its Subsidiaries, other than Company Owned Intellectual Property, is pursuant to valid and binding Contracts and no such Contracts will be violated or give rise to a right of termination, modification, acceleration or cancellation under any provision by (or will require the payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of this Agreement, except as would not be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(c)   The execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated by this Agreement do not and will not conflict with, result in the forfeiture of, impair or result in a breach of or default under, or payment of any additional amount with respect to the right to own or use any Company Owned Intellectual Property, Software or Company IT Systems, except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(d)   The Company and its Subsidiaries, the use of the Company Owned Intellectual Property by the Company and its Subsidiaries, and the conduct of their businesses (including the making, development, marketing, licensing, sale, use, or distribution of their products and services) have not infringed, misappropriated, or otherwise violated and do not infringe, misappropriate, or otherwise violate any Intellectual Property rights of any third party. There is no Action pending to which the Company or any of its Subsidiaries is a named party or, to the knowledge of the Company, that is threatened in writing, either (i) alleging the Company’s or its Subsidiaries’ infringement, misappropriation, or other violation of any Intellectual Property of any third party, or (ii) challenging the use, ownership, validity or enforceability of any Company Owned Intellectual Property, and in each case, there is no reasonable basis for any such claims.
(e)   Except as set forth in Section 5.22(e) of the Company Disclosure Letter, to the knowledge of the Company, since January 1, 2016, (i) no Person has infringed upon, misappropriated or otherwise violated any material Company Owned Intellectual Property, and (ii) the Company and its Subsidiaries have not sent or given to any Person any written, or to the knowledge of the Company, oral notice, charge, complaint, claim or other written assertion against such Person claiming infringement or violation by or misappropriation of any Company Owned Intellectual Property.
(f)   The Company and its Subsidiaries have taken commercially reasonable measures to protect and preserve the confidentiality of all Trade Secrets in the possession of the Company or any of its Subsidiaries, including requiring all Persons who receive access to such Trade Secrets to execute valid, written nondisclosure agreements requiring such individuals to protect the confidentiality of such Trade Secrets and refrain from using them for purposes other than intended, which agreements (i) in all material respects, are in full force and effect, represent legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent legal, valid and binding obligations of the counterparties thereto and (ii) except where the occurrence of any breach(es) has not been and would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, have not, been breached by such Person. There has not been any disclosure of or access to any Trade Secrets in the possession of the Company or any of its Subsidiaries to or by any Person in a manner that has resulted or would reasonably be expected result in the misappropriation of, or loss of Trade Secret or other rights in and to, such Trade Secret, except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(g)   Except as has not been and as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) all Persons who have contributed or would reasonably be expected to contribute to the creation or development of any Company Owned Intellectual Property have executed an agreement presently assigning all such Intellectual Property to the Company or such Subsidiary; and (ii) no such agreement has been breached by such Person. Except pursuant to Contracts set forth on Section 5.13(a) of the Company Disclosure Letter, no material Company Owned Intellectual Property was developed with funding from, or using the facilities or resources of, any Governmental Authority or university, college or other educational or public institution.
(h)   The Company or one of its Subsidiaries owns or has a valid right to access and use all IT Systems necessary for the conduct of their respective businesses as currently conducted and, to the knowledge of the Company, contemplated to be conducted following the Closing. The Company IT Systems operate in all material respects as necessary and constitute all IT Systems used in or necessary for the operation of the business of the Company and its Subsidiaries, as currently conducted. Since January 1, 2019, there has not been any material malfunction of the Company IT Systems that has not been remedied in a commercially reasonable manner. The Company has in its possession or has all necessary rights to the information technology and all technical and other information required to enable a reasonably skilled information technology professional to maintain and support any material part of the Company IT Systems that are owned by and in the Company’s or one of its Subsidiaries’ direct control.
(i)   None of the Company Software or Company IT Systems nor, to the knowledge of the Company, any other such Software or IT Systems used in the conduct of the business of the Company and its Subsidiaries, contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software or IT System or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other Software or information or data (or any parts thereof) of the Company or its Subsidiaries or customers of the Company and its Subsidiaries or that materially adversely impact the functionality of or permit unauthorized access to or disable or otherwise harm any computer, Software or other IT Systems. The Company and its Subsidiaries do not use any AI/ML technologies that are trained with Personal Information.
(j)   The Company’s and its Subsidiaries’ use and distribution of Open Source Materials is in compliance in all material respects with all Open Source Licenses applicable thereto. Neither the Company nor any of its Subsidiaries has used any Open Source Materials in a manner that subjects any Company Software or Company Owned Intellectual Property to any Copyleft License terms, including in a manner that requires any Company Software or Company Owned Intellectual Property to be disclosed or distributed in source code form or be licensed for the purpose of making derivative works.
(k)   Except pursuant to Contracts set forth on Section 5.13(a)(xii) of the Company Disclosure Letter, and except with respect to Open Source Materials or Intellectual Property licensed to the Company and its Subsidiaries, (i) no third party owns any Intellectual Property to any Software incorporated in or necessary for the use of any Company Software and (ii) no Person other than the Company and its Subsidiaries possesses, or has an actual or contingent right to access or possess (including pursuant to escrow), a copy in any form of any source code for any Company Software and all such source code is in their sole possession or control and has been maintained as strictly confidential.
Section 5.23.   Privacy and Cybersecurity.
(a)   The Company and its Subsidiaries are in compliance in all material respects with, and during the past three (3) years have been in compliance in all material respects with, (i) all applicable Laws relating to the privacy, security, or processing of Personal Information, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy policies and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning data privacy, cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ IT Systems. There is no Action by any Person (including any Governmental Authority) pending to which the Company or any of its Subsidiaries is a named party or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries alleging a violation of any Laws or Contracts relating to the privacy, security, or processing of Personal Information, cybersecurity, or a security incident impacting the confidentiality, integrity, and availability of the Company’s or its Subsidiaries’ information technology systems.
(b)   During the past three (3) years, (i) there have been no material data breaches or security incidents impacting the confidentiality, integrity and availability of the IT Systems of the Company and its Subsidiaries or the data and information thereon, and (ii) there have been no disruptions in any IT Systems that materially and adversely affected the Company’s and its Subsidiaries’ business or operations. The Company and its Subsidiaries have implemented and maintained commercially reasonable safeguards consistent with Data Security Requirements and that are designed to protect the confidentiality, integrity and availability of the IT Systems of the Company and its Subsidiaries and the data and information thereon, including measures designed to protect Company Owned Intellectual Property and confidential, sensitive or Personal Information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. Neither the Company nor any of its Subsidiaries has received or provided any written notice, or received any written complaint from any Person with respect to any violations of Law or Contract with respect to Personal Information or a security incident impacting the confidentiality, integrity, and availability of the Company IT Systems or the data or information thereon, nor, to the Company’s knowledge, has any such notice or complaint been threatened against the Company or any of the Company’s Subsidiaries.
Section 5.24.   Environmental Matters.   Except, in each case, as would not be material to the Company and its Subsidiaries, taken as a whole:
(a)   The Company and its Subsidiaries and their respective operations and properties are and, except for matters which have been fully resolved, have been in compliance with all Environmental Laws, including by maintaining in full force and effect all permits, licenses, registrations, identification numbers, and other authorizations required under Environmental Laws.
(b)   There has been no release of any Hazardous Materials by the Company or its Subsidiaries or, to the knowledge of the Company, any other Person (i) at, in, on or under any Owned Real Property or Leased Real Property or in connection with the Company’s and its Subsidiaries’ operations off-site of the Owned Real Property or Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned, leased or operated property, Owned Real Property or Leased Real Property during the time that the Company owned, leased or operated such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.
(c)   Neither the Company nor any of its Subsidiaries is subject to any current Governmental Order relating to any non-compliance with Environmental Laws by the Company or any of its Subsidiaries or relating to the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.
(d)   As of the date hereof, no Action is pending or, to the knowledge of the Company, threatened with respect to the Company’s or any of its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which would reasonably be expected to form the basis of such an Action.
(e)   Neither the Company nor any of its Subsidiaries has agreed to indemnify any Person or assumed by Contract the defense or liability of any third party arising under Environmental Law.
(f)   The Company has made available to Acquiror copies of the following materials within its possession or control (i) all material written environmental reports, audits, assessments, inspections, liability analyses, memoranda and studies in the possession of, or conducted by, the Company or any of its Subsidiaries with respect to Environmental Law, and (ii) all written communication or written notices received from or sent to any Governmental Authority or other Person, in each case concerning any material non-compliance with, or liability under, Environmental Law relating to the Company or any of its Subsidiaries.
Section 5.25.   Anti-Corruption and Anti-Money Laundering Compliance.
(a)   For the past five (5) years, none of the Company, any of its Subsidiaries or their respective directors or officers while acting on behalf of the Company or any of its Subsidiaries or, to the knowledge of the Company, any employee or agent acting on behalf of the Company or any of its Subsidiaries has corruptly offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof or any candidate for political office or (ii) any other Person, in any such case while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of applicable Anti-Bribery Laws in any material respect.
(b)   To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third-party investigations (including by any Governmental Authority) or internal or external audits that address any material allegations or information concerning possible violations of applicable Anti-Bribery Laws or Anti-Money Laundering Laws related to the Company or any of its Subsidiaries. For the past five (5) years, the Company and each of its Subsidiaries, each director, officer and, to the knowledge of the Company, agent acting on behalf of the Company or any of its Subsidiaries have been in compliance with all applicable Anti-Money Laundering Laws. To the knowledge of the Company, no use of proceeds or other transactions contemplated by this Agreement will violate Anti-Money Laundering Laws.
Section 5.26.   Sanctions and International Trade Compliance.
(a)   To the knowledge of the Company, the Company and its Subsidiaries (i) are, and have been for the past five (5) years, in compliance in all material respects with all applicable International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under applicable International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Actions against the Company or any of the Company’s Subsidiaries related to any applicable International Trade Laws, Sanctions Laws, or any Export Approvals.
(b)   None of the Company or any of its Subsidiaries or any of their respective directors or officers or, to the knowledge of the Company, any of the Company’s or any of its Subsidiaries’ respective employees, agents, representatives or other Persons acting on behalf of the Company or any of its Subsidiaries (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business, related to the Company or any of its Subsidiaries, directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of applicable Sanctions Laws.
Section 5.27.   Information Supplied.   None of the information supplied or to be supplied in writing to Acquiror by the Company specifically for inclusion in the Proxy Statement/Registration Statement prior to the Closing will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Stockholders or at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding anything to the contrary in this Agreement, the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement other than the information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement.
Section 5.28.   Customers.
(a)   Section 5.28(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each existing customer of the Company and its Subsidiaries that has spent in excess of $1,000,000 in the last five (5) years pursuant to any Contracts entered into with the Company or any of its Subsidiaries (collectively, the “Top Customers”).
(b)   Except as set forth in Section 5.28(b) of the Company Disclosure Letter, none of the Top Customers has, as of the date of this Agreement, informed the Company or any of its Subsidiaries in writing that it will, or, to the knowledge of the Company, threatened to terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of its Subsidiaries (other than due to the expiration of an existing contractual arrangement), and, to the knowledge of the Company, none of the Top Customers is, as of the date of this Agreement, otherwise involved in or threatening any material Action against the Company or any of its Subsidiaries or any of their respective businesses.

Section 5.29.   Vendors.
(a)   Section 5.29(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top 10 vendors of the Company and its Subsidiaries collectively, based on the aggregate dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2021 and excluding non-recurring service providers and any legal, accounting, tax or other advisors in connection with corporate transactions (including the transactions contemplated hereby) (the “Top Vendors”).
(b)   Except as set forth in Section 5.29(b) of the Company Disclosure Letter, none of the Top Vendors has, as of the date of this Agreement, informed any of the Company or any of its Subsidiaries in writing that it will, or, to the knowledge of the Company, threatened to terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of its Subsidiaries (other than due to the expiration of an existing contractual arrangement), and, to the knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening any material Action against the Company or any of its Subsidiaries or any of their respective businesses.
Section 5.30.   Sufficiency of Assets.   Except as would not be material to the Company and its Subsidiaries, taken as a whole, the tangible and intangible assets owned, licensed or leased by the Company and its Subsidiaries constitute all of the assets reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries after the Closing in the ordinary course and as currently conducted.
Section 5.31.   Related Party Transactions.   Except as set forth in Section 5.31 of the Company Disclosure Letter, there are no material transactions or Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate, present or former officer or director of the Company, beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of Company Shares constituting, as of the date of this Agreement, more than 5% of the total number of Company Shares on a fully diluted basis, calculated as of the date of this Agreement, or, to the knowledge of the Company, any member of the “immediate family” (as defined in Rule 16a-1 promulgated under the Exchange Act) of any officer or director of the Company (each of the foregoing, a “Company Related Party”), on the other hand, except, in each case, for (a) Contracts and arrangements related or incidental to any Company Related Party’s employment or retention as a director, officer, employee or other service provider by the Company or any of its Subsidiaries (including compensation, benefits and advancement or reimbursement of expenses), (b) loans to employees or other service providers of the Company or any of its Subsidiaries in the ordinary course of business and arrangements related or incidental thereto, (c) Contracts relating to a Company Related Party’s status as a holder of Equity Securities of the Company, (d) Contracts that are permitted by or entered into in accordance with Section 7.1 and (e) Contracts between the Company or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand.
Section 5.32.   Investment Company Act.   The Company is not required to register as an “investment company” under (and within the meaning of) the Investment Company Act.
Section 5.33.   No Additional Representation or Warranties.
(a)   Except as provided in this Article V, neither the Company nor any Related Person of the Company has made, or is making, any representation or warranty whatsoever to Acquiror, Merger Sub, any Acquiror Insider or any Related Person of any of the foregoing and neither the Company nor any Related Person of the Company shall be liable in respect of the accuracy or completeness of any information provided to Acquiror, Merger Sub, any Acquiror Insider or any Related Person of any of the foregoing.
(b)   The Company and its Representatives have made their own investigation of Acquiror and Merger Sub and, except as provided in Article VI, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror or Merger Sub, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror or Merger Sub as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their respective Related Persons or otherwise.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB
Except as set forth (a) in the case of Acquiror, in any Acquiror SEC Filing filed or furnished prior to the date hereof (excluding (i) disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any “forward-looking statements” disclaimer and other disclosures that are generally cautionary, predictive or forward looking in nature and (ii) any exhibits or other documents appended to Acquiror SEC Filings filed or furnished prior to the date hereof) (it being acknowledged that nothing disclosed in any such Acquiror SEC Filing will be deemed to modify or qualify the representations and warranties set forth in Section 6.1, Section 6.2, Section 6.5, Section 6.7, Section 6.11, Section 6.13, Section 6.15, Section 6.17 or Section 6.19), or (b) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company on the date of this Agreement (the “Acquiror Disclosure Letter”), Acquiror and Merger Sub represent and warrant to the Company as follows:
Section 6.1.   Company Organization.   Each of Acquiror and Merger Sub has been duly incorporated and is validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease or otherwise hold and operate all of its properties and assets and to conduct its business as it is now being conducted. The respective Governing Documents of Acquiror and Merger Sub, as amended to the date of this Agreement and as made available by Acquiror to the Company, are true, correct and complete. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (if the concept of good standing is recognized by such jurisdiction), as applicable, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, be material to Acquiror or Merger Sub. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the Equity Securities of Merger Sub are and have always been held directly by Acquiror.
Section 6.2.   Due Authorization.
(a)   Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is contemplated to be, a party and (subject to receipt of the Acquiror Stockholder Approval and the Governmental Authorizations described in clauses (a) and (b) of Section 6.4) to perform all of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Acquiror and Merger Sub of this Agreement and each Ancillary Agreement to which Acquiror or Merger Sub is, or is contemplated to be, a party have been duly and validly authorized and approved by the Acquiror Board and the board of directors of Merger Sub and this Agreement will, within 24 hours of its execution and delivery by all of the Parties, be approved by Acquiror as the sole stockholder of Merger Sub. This Agreement has been, and each of the Ancillary Agreements to which Acquiror or Merger Sub is, or is contemplated to be, a party has been or will be, as applicable, duly and validly executed and delivered by Acquiror or Merger Sub, as applicable, and this Agreement constitutes and each Ancillary Agreement to which Acquiror or Merger Sub is, or is contemplated to be, a party constitutes or, upon execution prior to the Closing, as applicable, will constitute, a legal, valid and binding obligation of Acquiror or Merger Sub, as applicable (assuming, in each case, the due and valid execution and delivery by each of the other parties hereto and thereto), enforceable against Acquiror or Merger Sub, as applicable, in accordance with its terms, subject to the Enforceability Exceptions.
(b)   Prior to Acquiror’s execution and delivery of this Agreement, at a meeting duly called and held, the Acquiror Board has taken the Acquiror Board Actions, and, as of the date hereof, none of the Acquiror Board Actions has been rescinded, withdrawn or modified. No other corporate action with respect to the Acquiror is required on the part of Acquiror or any of its stockholders to enter into this Agreement or the Ancillary Agreements to which Acquiror is, or is contemplated to be, a party or to approve the Merger, the PIPE Investment or the other transactions contemplated by this Agreement or any Ancillary Agreement, except for the Acquiror Stockholder Approval.

(c)   Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:
(i)   the Transaction Proposal identified in clause (A) of Section 9.2(b) shall require approval by an affirmative vote of (A) the holders of at least a majority of the issued and outstanding Acquiror Common Shares voting together as a single class, and (B) the holders of at least a majority of the issued and outstanding Acquiror Class B Shares voting separately, in accordance with the Governing Documents of Acquiror and applicable Law, whether in person or by proxy at an Acquiror Stockholders’ Meeting (or any adjournment or postponement thereof) duly called by the Acquiror Board and held for such purpose;
(ii)   the Transaction Proposal identified in clause (B) of Section 9.2(b) shall require approval by an affirmative vote of the holders of at least a majority of the issued and outstanding Acquiror Common Shares voting together as a single class, in accordance with the Governing Documents of Acquiror and applicable Law, whether in person or by proxy at an Acquiror Stockholders’ Meeting (or any adjournment or postponement thereof) duly called by the Acquiror Board and held for such purpose;
(iii)   each Transaction Proposal identified in clauses (C), (D), (F), (G), (G) and (H) of Section 9.2(b) shall require approval by an affirmative vote of the holders of at least a majority of the issued and outstanding Acquiror Common Shares entitled to vote and who attend and vote thereon, in accordance with the Governing Documents of Acquiror and applicable Law, whether in person or by proxy at an Acquiror Stockholders’ Meeting (or any adjournment or postponement thereof) duly called by the Acquiror Board and held for such purpose; and
(iv)   the Transaction Proposal identified in clause (E) of Section 9.2(b) shall require approval by an affirmative vote of the holders of a plurality of the issued and outstanding Acquiror Shares entitled to vote and who attend and vote thereon, in accordance with the Governing Documents of Acquiror and applicable Law, whether in person or by proxy at an Acquiror Stockholders’ Meeting (or any adjournment or postponement thereof) duly called by the Acquiror Board and held for such purpose.
(d)   The votes described in Section 6.2(c) are the only votes of the holders of Equity Securities of Acquiror necessary in connection with the consummation of the Merger, the PIPE Investment and the other transactions contemplated by this Agreement or any Ancillary Agreement.
Section 6.3.   No Conflict.   Subject to receipt of the Acquiror Stockholder Approval and the Governmental Authorizations described in clauses (a) and (b) of Section 6.4, the execution and delivery of this Agreement by Acquiror and Merger Sub and each of the Ancillary Agreements to which Acquiror and Merger Sub is, or is contemplated to be, a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in any breach of or default under, the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in any breach of or default under, any Law applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result (with or without due notice or lapse of time or both) in any breach of or default under, or require any consent or waiver to be obtained under, or result in the loss of any right or benefit of the Company or any of its Subsidiaries under, or give rise to any right of termination, cancellation or acceleration under, or cause the termination or cancellation of, any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub is bound or (d) result in the creation of any Lien on any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of any of the foregoing would not, individually or in the aggregate, (i) be material to Acquiror or (ii) have, or reasonably be expected to have, a material and adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their respective obligations under and consummate the transactions contemplated by this Agreement or any of the Ancillary Agreements.
Section 6.4.   Governmental Authorities; Consents.   Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Governmental Authorization or consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except (a) for (i) applicable requirements of the HSR Act, (ii) the filing of the Certificate of Merger in accordance with the DGCL and the acceptance thereof by the Delaware Secretary of State, (iii) the filing of the Acquiror Restated Charter in the form of Exhibit E in accordance with the DGCL and the acceptance thereof by the Delaware Secretary of State, and (iv) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Laws and (b) as set forth in Section 6.4 of the Acquiror Disclosure Letter.
Section 6.5.   Litigation and Proceedings.   Except as would not be material to Acquiror or Merger Sub, (a) there is no Action pending or, to the knowledge of Acquiror, threatened against Acquiror or Merger Sub or any of their respective properties or assets or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in each case, in their respective capacities as such), (b) there is no investigation or other inquiry pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub or any of their respective properties or assets or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in each case, in their respective capacities as such) and (c) there is no outstanding Governmental Order imposed upon, or to the knowledge of the Company, threatened against, Acquiror or Merger Sub, nor are any of the properties or assets of Acquiror or Merger Sub bound by or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror.
Section 6.6.   Legal Compliance.   Each of Acquiror and Merger Sub is, and since the Acquiror Inception Date, in the case of Acquiror, and since the date of Merger Sub’s incorporation, in the case of Merger Sub, has been, in compliance with all applicable Laws in all material respects. During the past two (2) years, neither Acquiror nor Merger Sub has received any written notice of any material violation of applicable Law by Acquiror or Merger Sub, and, to the knowledge of Acquiror, no Action alleging any material violation of any Law by Acquiror or Merger Sub is currently pending or threatened against Acquiror or Merger Sub. To the knowledge of Acquiror, no investigation or review by any Governmental Authority of which Acquiror or Merger Sub is the target is pending or threatened as or the date hereof or has been conducted during the past two (2) years, other than those the outcome of which did not or would not result in material liability to Acquiror or Merger Sub.
Section 6.7.   SEC Filings.   Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since the Acquiror Inception Date pursuant to the Exchange Act or the Securities Act or other applicable securities Laws (collectively, together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented or amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the date of its filing, and as of the date of any amendment thereof or filing that superseded the initial filing, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any other securities Laws applicable to the Acquiror SEC Filings. None of the Acquiror SEC Filings, as of the date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
Section 6.8.   Internal Controls; Listing; Financial Statements.
(a)   Acquiror has established and, since the Acquiror IPO Date, has maintained disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Acquiror has established and, since the Acquiror IPO Date, has maintained a system of internal control over financial reporting (as defined in

Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.
(b)   Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c)   Since the Acquiror IPO Date, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. The Acquiror Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq.
(d)   The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of August 6, 2021, and the audited statements of operations, changes in stockholders’ equity and cash flows of Acquiror for the period from the Acquiror Inception Date through January 29, 2021, in each case together with the auditor’s reports thereon (the “Acquiror Financial Statements”). The Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations, changes in stockholders’ equity and cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) in the case of the audited Acquiror Financial Statements, were audited in accordance with the standards of the Public Company Accounting Oversight Board and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror are, and since the Acquiror Inception Date have been, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.
(e)   There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror.
(f)   Neither Acquiror nor, to the knowledge of Acquiror, any independent auditor or Acquiror has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.
Section 6.9.   Undisclosed Liabilities.   As of the date of this Agreement, except for any Acquiror Transaction Expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, and in each case as described herein, there is no other Liability of Acquiror or Merger Sub that would be required to be set forth or reserved for on a consolidated balance sheet prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities (a) reflected or reserved for on the Acquiror Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Acquiror Financial Statements in the ordinary course of business of Acquiror and Merger Sub or (c) which would not be, or would not reasonably be expected to be, material to Acquiror.
Section 6.10.   Absence of Changes.   Since August 6, 2021, (a) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on Acquiror or Merger Sub or on the ability of Acquiror or Merger Sub to enter into and perform their respective obligations under this Agreement or any Ancillary Agreement to which Acquiror or Merger Sub is, or is contemplated to be, a party and (b) except as set forth in Section 6.10 of the Acquiror Disclosure Letter, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.
Section 6.11.   Trust Account.   As of the date of this Agreement, Acquiror has at least $150,000,000.00 in the Trust Account, and such monies are invested in U.S. government securities or money market funds meeting the conditions set forth in Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of August 3, 2021 (the “Trust Agreement”), between

Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Prospectus to be inaccurate or that would entitle any Person (other than eligible Acquiror Stockholders who have elected to effect an Acquiror Share Redemption and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and make payments with respect to Acquiror Share Redemptions. There are no Actions pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default under, in breach of, or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby, other than to liquidate the Trust Account in accordance with the terms of the Trust Agreement. Following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder has validly effected an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror or Merger Sub has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.
Section 6.12.   Investment Company Act; JOBS Act.   Acquiror is not required to register as an “investment company” under (and within the meaning of) the Investment Company Act. Acquiror constitutes an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the U.S. Jumpstart Our Business Startups Act of 2012.
Section 6.13.   Capitalization of Acquiror.
(a)   As of the date of this Agreement, the authorized share capital of Acquiror consists of (i) 300,000,000 Acquiror Common Shares, divided into (A) 280,000,000 Acquiror Class A Shares, 15,000,000 of which are issued and outstanding as of the date of this Agreement, and (B) 20,000,000 Acquiror Class B Shares, 3,750,000 of which are issued and outstanding as of the date of this Agreement, and (ii) 1,000,000 shares of preferred stock, par value $0.0001 each, none of which are issued or outstanding as of the date of this Agreement. Subject to the PIPE Investment and the Acquiror Share Redemptions, the foregoing represent all of the issued or outstanding Acquiror Shares. All issued and outstanding Acquiror Common Shares (1) have been duly authorized and validly issued and are fully paid and non-assessable, (2) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (x) Acquiror’s Governing Documents and (y) any other applicable Contracts governing the issuance of such securities and (3) have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.
(b)   Subject to the terms of conditions of the Warrant Agreement, as of immediately after the Closing, each Acquiror Warrant will be exercisable after giving effect to the Merger for one Acquiror Class A Share at an exercise price of $11.50. As of the date of this Agreement, 11,000,000 Acquiror Warrants are issued and outstanding, 3,500,000 of which are Acquiror Private Placement Warrants. The Acquiror Warrants will not be exercisable until the date that is 30 days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to the Enforceability Exceptions, (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents and (B) any other applicable Contracts governing the issuance of such securities to which Acquiror is a party or otherwise bound and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreements, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts to which Acquiror is a party or otherwise bound to repurchase, redeem or otherwise acquire any Equity Securities of Acquiror.
(c)   Except as otherwise set forth in this Section 6.13 or in Section 6.13(c) of the Acquiror Disclosure Letter, and other than in connection with the PIPE Investment or the rights of Acquiror’s stockholders to effect Acquiror Share Redemptions as provided in Acquiror’s Governing Documents, Acquiror has no outstanding (i) subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for Equity Securities of Acquiror or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any Equity Securities of Acquiror, (ii) equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror or (iii) bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, Equity Securities of Acquiror having the right to vote) on any matter on which Acquiror’s stockholders may vote and there are no Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to repurchase, redeem or otherwise acquire any Equity Securities of Acquiror.
(d)   The Aggregate Consideration, when issued in accordance with the terms hereof, (i) will be duly authorized and validly issued, fully paid and non-assessable, (ii) will have been issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents and (B) any other applicable Contracts governing the issuance of such securities and (iii) other than as expressly contemplated by any Ancillary Agreement, will not be subject to, and will not have been issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.
(e)   Acquiror has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Other than this Agreement and the applicable Ancillary Agreements, Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.
Section 6.14.   PIPE Investment.   Concurrently with the execution of this Agreement, Acquiror has entered into Subscription Agreements with PIPE Investors, true and correct copies of which have been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase Acquiror Class A Shares from Acquiror for an amount which, when added to the proceeds under the SAFE Note, is equal to $125,000,000. Each Subscription Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the applicable PIPE Investor party thereto, and neither the execution or delivery thereof by Acquiror nor the performance of Acquiror’s obligations under any such Subscription Agreement violates, or will at the Closing violate, any Laws. Each Subscription Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and as of the date hereof, no withdrawal, termination, amendment or modification is contemplated by Acquiror or, to Acquiror’s knowledge, by any PIPE Investor. There are no other agreements, side letters, or arrangements between Acquiror and any PIPE Investor relating to any Subscription Agreement that could affect the obligation of such PIPE Investor to pay to Acquiror the applicable portion of the PIPE Investment Amount set forth in such Subscription Agreement as and when due pursuant to the terms thereof, and, as of the date hereof, Acquiror does not know of any fact or circumstance that would reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied as of the Closing (as defined in such Subscription Agreement) or the PIPE Investment Amount not being available in full to Acquiror on the Closing Date. No event has occurred that (with or without notice, lapse of time or both) would constitute a default or breach on the part of Acquiror under any material term or condition of any Subscription Agreement and, as of the date hereof, Acquiror has no reason to believe that it will be unable to perform or satisfy, or cause to be performed or satisfied, on a timely basis any obligation to be satisfied by it or any condition, in each case, contained in any Subscription Agreement. No fees, consideration or other discounts are, or will be, payable to any PIPE Investor in respect of its PIPE Investment, except as set forth in the Subscription Agreements.
Section 6.15.   Brokers’ Fees.   Except as set forth in Section 6.15 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based upon arrangements made by Acquiror or any of its Affiliates, except for any such fee or commission payable solely by an Acquiror Insider.
Section 6.16.   Indebtedness; SPAC Expenses.   Merger Sub does not have any Indebtedness or unpaid Liabilities. To the knowledge of Acquiror, the Indebtedness and other unpaid Liabilities of Acquiror as of the date of this Agreement (including in respect of deferred underwriting commissions and costs and expenses incurred in respect with other prospective Business Combinations and of Acquiror’s initial public offering) do not exceed, in the aggregate, the amount set forth in Section 6.16 of the Acquiror Disclosure Letter.
Section 6.17.   Taxes.
(a)   All income and other material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), and all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects. Neither Acquiror nor Merger Sub is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.
(b)   All income and other material Taxes due and payable by Acquiror or Merger Sub (whether or not shown on any Tax Return) have been timely paid in full. Any such Taxes or Tax liabilities that relate to a Pre-Closing Tax Period that are not yet due and payable (i) for periods covered by the Acquiror Financial Statements have been properly accrued and adequately disclosed on the Acquiror Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Acquiror Financial Statements have been properly accrued on the books and records of the Acquiror and Merger Sub in accordance with GAAP.
(c)   Acquiror and Merger Sub have withheld from amounts owing to any employee, creditor or other Person all material amounts of Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.
(d)   There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.
(e)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unresolved or unpaid, except for claims, assessments, deficiencies or proposed adjustments (i) being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP and (ii) as set forth in Section 6.17(e) of the Acquiror Disclosure Letter or disclosed in the notes to Acquiror’s financial statements.
(f)   There are no Tax audits, examinations or other Actions with respect to any material Taxes of Acquiror or Merger Sub presently in progress or pending (or, to the knowledge of Acquiror, asserted in writing), and there has not been any such Actions within the past five years which have not been resolved in full. There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of Acquiror or Merger Sub. Neither Acquiror nor Merger Sub is presently contesting the Tax liability of Acquiror or Merger Sub, as applicable, before any taxing authority or other Governmental Authority.
(g)   Neither Acquiror nor Merger Sub has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to have a material effect on Acquiror or Merger Sub.

(h)   No written claim which has not been resolved in full has been made by any Governmental Authority in any jurisdiction in which Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(i)   Neither Acquiror nor Merger Sub has a “permanent establishment” (within the meaning of an applicable income Tax treaty or convention) in any country other than the country under the Laws of which Acquiror or Merger Sub, as applicable, is organized, or is subject to income Tax in a jurisdiction outside the country under the Laws of which Acquiror or Merger Sub, as applicable, is organized.
(j)   Neither Acquiror nor Merger Sub is a party to any Tax indemnification or Tax sharing or similar agreement other than any such agreement solely between the Acquiror and Merger Sub and customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes.
(k)   Neither Acquiror nor Merger Sub has been a party to any transaction treated by the parties to such transaction as a distribution of stock qualifying for income tax-deferred treatment under Section 355 of the Code.
(l)   Neither Acquiror nor Merger Sub (i) is liable for Taxes of any other Person (other than Acquiror or Merger Sub) under Section 1.1502-6 of the Treasury Regulations or any similar provision of state, local or non-U.S. Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group consisting solely of Acquiror and Merger Sub.
(m)   Neither Acquiror nor Merger Sub has participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations (or any corresponding or similar provision of state, local or non-U.S. Law).
(n)   Neither Acquiror nor Merger Sub will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction made on or prior to the Closing, (ii) intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) or open transaction disposition made on or prior to the Closing, (iii) prepaid amount received or deferred revenue recognized on or prior to the Closing other than in the ordinary course of business, (iv) change in method of accounting for a Pre-Closing Tax Period made or required to be made prior to the Closing, (v) a “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing, or (vi) inclusion under Section 951(a) or Section 951A of the Code attributable to (1) “subpart F income,” within the meaning of Section 952 of the Code, (2) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (3) “global intangible low-taxed income,” as defined in Section 951A of the Code, in the case of each of clauses (1) through (3), arising from transactions or events occurring prior to the Closing Date, determined as if the relevant taxable years ended on the Closing Date or (4) by reason of Section 965(a) of the Code or an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or non-U.S. Law).
(o)   Acquiror has never owned any Equity Securities of another Person (other than Merger Sub).
(p)   Neither Acquiror nor Merger Sub has deferred any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act of 2020.
(q)   Neither Acquiror nor Merger Sub has knowingly taken any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of Acquiror, there are no facts or circumstances, other than any facts and circumstances to the extent that such facts and circumstances exist or arise as a result of, or are related to, any act or omission occurring after the date of this Agreement by the Company or any of its Subsidiaries not contemplated by this Agreement or any Ancillary Agreement, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 6.18.   Business Activities.
(a)   Since its incorporation or organization, as applicable, neither Acquiror nor Merger Sub has conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no Contract or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.
(b)   Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, in each case directly or indirectly, any interest or investment (whether equity or debt) in any Person. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or Liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any Person.
(c)   Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, has no, assets, Liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
(d)   As of the date hereof, and except for this Agreement and the Ancillary Agreements (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub is party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $50,000 monthly or $100,000 in the aggregate with respect to any individual Contract, other than with respect to the Acquiror Transaction Expenses.
(e)   As of the date hereof, there are no amounts outstanding under any Working Capital Loans.
Section 6.19.   Nasdaq Stock Market Quotation.   The Acquiror Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “AMCI.” The Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “AMCIW.” The Acquiror Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “AMCIU.” Acquiror is in compliance with Nasdaq rules and there is no Action pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC seeking to deregister the Acquiror Class A Shares, the Acquiror Warrants or the Acquiror Units, or terminate the listing of the Acquiror Class A Shares, the Acquiror Warrants or the Acquiror Units on Nasdaq. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Shares, Acquiror Warrants or Acquiror Units under the Exchange Act except as contemplated by this Agreement.
Section 6.20.   Registration Statement, Proxy Statement and Proxy Statement/Registration Statement.    When the Proxy Statement/Registration Statement is first filed, and on the effective date of the Registration Statement, the Registration Statement, the Proxy Statement, and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Proxy Statement, the Registration Statement and the Proxy Statement/Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) or Section 14A, the date the Proxy Statement/Registration Statement is first mailed to the Acquiror Stockholders, and at the time of the Acquiror Stockholders’ Meeting, the Proxy Statement/Registration Statement, the Registration Statement and the Proxy Statement, as applicable (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary in this Agreement, Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.
Section 6.21.   Employee Matters.   Neither Acquiror nor Merger Sub has any current or former employees, other than non-employee consultants and advisors in the ordinary course of business. Neither Acquiror nor Merger Sub maintains, sponsors, contributes to, is required to contribute to, or has any liability with respect to (other than as a result of the Merger) any “employee benefit plan” as defined in Section 3(3) of ERISA or any other plan, policy, program or Contract (including any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, in each case whether or not (a) subject to the Laws of the U.S. or (b) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable Law and maintained by any Governmental Authority.
Section 6.22.   No Additional Representation or Warranties.
(a)   Except as provided in this Article VI, neither Acquiror nor Merger Sub nor any Related Person of Acquiror or Merger Sub has made, or is making, any representation or warranty whatsoever to the Company or any of its Related Persons and none of Acquiror, Merger Sub or any of their respective Related Persons shall be liable in respect of the accuracy or completeness of any information provided to the Company or any of its Related Persons.
(b)   Acquiror, Merger Sub, the Acquiror Insiders and their respective Representatives have made their own investigation of the Company and its Subsidiaries and, except as provided in Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company or any of its Subsidiaries as conducted after the Closing, as contained in any materials provided by the Company or any of its Subsidiaries or any of their respective Related Persons or otherwise. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror, any Acquiror Insider or any of their respective Representatives) or reviewed by Acquiror, any Acquiror Insider or any of their respective Representatives pursuant to the Confidentiality Agreement) or management presentations that have been or may hereafter be provided to Acquiror, any Acquiror Insider, PIPE Investor or any of their respective Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article V. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that the assets, properties and business of the Company and its Subsidiaries are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article V, with all faults and without any other representation or warranty of any nature whatsoever.
ARTICLE VII
COVENANTS OF THE COMPANY
Section 7.1.   Conduct of Business.   From the date of this Agreement through the earlier of the Closing or the valid termination of this Agreement pursuant to Article XI (the “Interim Period”), the

Company shall, and shall cause its Subsidiaries to, except as expressly required or permitted by this Agreement or any Ancillary Agreement to which the Company is a party, as required by Law or as consented to by Acquiror in writing (which consent shall not be unreasonably withheld, conditioned or delayed), use commercially reasonable efforts to operate the business of the Company and its Subsidiaries in the ordinary course and to preserve the present business and operations and goodwill of the Company. Without limiting the generality of the foregoing, the Company shall not, and the Company shall cause its Subsidiaries not to, except (v) to reasonably comply with any applicable Pandemic Measures, (w) as otherwise expressly required or permitted by this Agreement or any Ancillary Agreement, (x) as required by Law, (y) as consented to by Acquiror in writing (which consent, other than with respect to paragraphs (a), (b), (c), (f), (g), (i), (k), (m), (r), (s) or (t) (to the extent relating to the foregoing paragraphs) of this Section 7.1, shall not be unreasonably withheld, conditioned or delayed) or (z) as set forth in Section 7.1 of the Company Disclosure Letter:
(a)   amend, restate, supplement or otherwise modify any provision of the Governing Documents of the Company;
(b)   incorporate, form or organize any new direct or indirect Subsidiary of the Company or engage in any new line of business that is materially different from the general nature of the businesses of the Company and its Subsidiaries as of the date hereof;
(c)   (i) pay, make, declare or set aside any dividend or other distribution in respect of any Equity Security of the Company, (ii) split, combine, reclassify or otherwise amend or modify any terms of any Equity Security of the Company or any of its Subsidiaries, other than any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction, or (iii) purchase, repurchase, redeem or otherwise acquire (or offer to purchase, repurchase, redeem or otherwise acquire) any issued and outstanding Equity Security of the Company or any of its Subsidiaries, other than, in the case of this clause (iii), (A) in connection with the forfeiture or cancellation of any such Equity Security for no consideration, (B) the surrender of Company Common Shares by holders of Company Options in order to pay the exercise price of any Company Option, (C) the withholding of Company Common Shares to satisfy Tax obligations with respect to any Company Equity Awards or (D) transactions between the Company and any of its wholly owned Subsidiaries or between any two or more wholly owned Subsidiaries of the Company;
(d)   except for the issuance of any SAFE Shares in accordance with the terms of the SAFE Note or the SAFE Warrant, (i) grant, issue, transfer, sell or otherwise dispose of, or authorize to issue, sell, or otherwise dispose of, any Equity Securities in the Company (other than any grant of any equity awards under any of the Company Incentive Plans in the ordinary course of business consistent with past practice) or (ii) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any Equity Securities or enter into other agreements or commitments of any character obligating it to issue any Equity Securities;
(e)   enter into, modify or amend (other than an automatic extension) in any material respect or terminate (other than by expiration in accordance with the terms of any Contract without an automatic renewal or similar term) any Contract of a type required to be listed in Section 5.13(a) of the Company Disclosure Letter or any Real Property Lease, in each case, other than in the ordinary course of business;
(f)   (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of another Person, (ii) incur or assume any Indebtedness for borrowed money, or (iii) guarantee any indebtedness for borrowed money of a third party, except, in the case of each of the foregoing clauses (i) through (iii), in an aggregate amount not to exceed $500,000;
(g)   sell, assign, transfer, convey, lease or otherwise dispose of any Owned Real Property, or any material tangible assets or properties of the Company or any of its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions between the Company and any of its Subsidiaries or between any two or more of the Company’s Subsidiaries and (iii) transactions in the ordinary course of business;

(h)   make or commit to make any capital expenditures other than in an amount not exceeding $10,000,000 in the aggregate;
(i)   acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(j)   waive, release, settle, compromise or otherwise resolve any Action, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $5,000,000 (net of any amounts covered by insurance) in the aggregate;
(k)   authorize, recommend, propose or announce an intention to adopt a plan of, or otherwise enter into or effect any, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Merger);
(l)   (i) make or change any material election in respect of Taxes, (ii) amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement (other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes), (v) settle any claim or assessment in respect of material Taxes, (vi) surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute that would reasonably be expected to give rise to any claim or assessment of Taxes;
(m)   knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
(n)   except in the ordinary course of business consistent with past practice or as otherwise required by any existing Company Benefit Plan or any Contract listed in Section 5.13 of the Company Disclosure Letter, (i) grant any severance, retention, change-of-control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee in the ordinary course of business, (ii) terminate, adopt, enter into or amend any material Company Benefit Plan, or (iii) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider with aggregate annual compensation exceeding $250,000;
(o)   enter into, amend, extend or terminate any collective bargaining agreement or similar labor agreement or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;
(p)   implement any employee layoffs, plant closings, or similar events that individually or in the aggregate would give rise to any material obligations or Liabilities on the part of the Company under the federal Work Adjustment and Retraining Notification Act or any similar state or local “mass layoff” or “plant closing” Law;
(q)   enter into or materially amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than payments or distributions (x) relating to obligations in respect of arm’s-length commercial transactions pursuant to the agreements set forth in Section 5.31 of the Company Disclosure Letter as existing on the date of this Agreement or (y) in the ordinary course of business consistent with past practice;
(r)   except as required by GAAP (or any interpretation thereof, including any new or changes to existing interpretations and guidance issued by any Governmental Authority) or applicable Law, make any change in accounting methods, principles or practices;
(s)   (i) transfer, sell, assign, license, sublicense, covenant not to assert, encumber, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, or otherwise dispose of, any right, title or interest of the Company or its Subsidiaries in Company Owned Intellectual Property (other than non-exclusive licenses of Company Owned Intellectual Property granted to vendors or customers in the ordinary course of business, or immaterial Company Owned Intellectual Property abandoned in the ordinary course of business consistent with past practice in the Company’s reasonable business judgment); (ii) disclose any Trade Secrets to any third party that is not subject to a Contract to maintain confidentiality; or (iii) subject any source code for any Company Software to any Copyleft License terms; or
(t)   enter into any agreement to take any action prohibited under this Section 7.1. Notwithstanding anything in this Section 7.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give Acquiror, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Closing.
Section 7.2.   Inspection.   During the Interim Period, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to afford to Acquiror and its Representatives reasonable access during normal business hours and with reasonable advance notice, and solely for purposes in furtherance of the consummation of the transactions contemplated hereby (including transition and integration planning) to all of the respective properties (other than for purposes of performing any testing, sampling or analysis of any properties, facilities or equipment of the Company or any of its Subsidiaries), books, Contracts, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all historical or prospective financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such Representatives may reasonably request, to the extent then available, except, in each case, to the extent that the Company reasonably determines that providing such access would (a) unreasonably disrupt the normal operations of the Company or any of its Subsidiaries, (b) violate any contractual, fiduciary or legal duty or obligation to which the Company or any of its Subsidiaries is subject (provided that, to the extent possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that complies with such duty or obligation), (c) result in the loss of the ability of the Company or any of its Subsidiaries to assert successfully or seek the application of attorney-client privilege or the work-product doctrine or (d) result in the disclosure of information reasonably pertinent to any Action in which the Company or any of its Subsidiaries, on the one hand, and Acquiror, Merger Sub, any Acquiror Insider or any of their respective Affiliates, on the other hand, are adverse parties. In the event that any Action related to this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby is brought, or, to the knowledge of the Company, threatened in writing, against the Company or the Company Board (or any member thereof) prior to the Closing, the Company shall promptly notify Acquiror of such pending or threatened Action and shall keep Acquiror reasonably informed with respect to the status thereof. All information obtained by Acquiror, Merger Sub or their respective Representatives pursuant to this Section 7.2 shall be subject to the Confidentiality Agreement.
Section 7.3.   Preparation and Delivery of Additional Company Financial Statements.   The Company shall use reasonable best efforts to deliver to Acquiror as promptly as reasonably practicable (i) the audited consolidated balance sheet and statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of and for the years ended December 31, 2020 and December 31, 2021, audited in accordance with the auditing standards of the Public Company Accounting Oversight Board (provided that such financial statements shall not be required to include a signed audit opinion, which signed audit opinion shall instead be delivered concurrently with the filing of the Proxy Statement/Registration Statement with the SEC) and (ii) any other audited or unaudited financial statements of the Company and its consolidated subsidiaries that are required by applicable Law to be included in the Proxy Statement/Registration Statement (the financial statements described in the foregoing clauses (i) and (ii), collectively, the “Closing Company Financial Statements”).
Section 7.4.   Affiliate Agreements.   The Company shall terminate or settle the Affiliate Agreements identified in Section 7.4 of the Company Disclosure Letter at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries, except as set forth in Section 7.4 of the Company Disclosure Letter.
Section 7.5.   Acquisition Proposals.   During the Interim Period, the Company shall not, and shall cause its Subsidiaries not to, and shall instruct and use reasonable best efforts to cause its and their respective Representatives not to, (a) initiate, solicit, enter into or continue discussions, negotiations or transactions with, or respond to any inquiries or proposals by, any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal (other than to inform such Person of the Company’s obligations pursuant to this Section 7.5) or afford to any Person access to the business, properties, assets, information or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state for purposes of facilitating an Acquisition Proposal, (d) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal or (e) resolve or agree to do any of the foregoing. From and after the date hereof, the Company shall, and shall instruct and cause its Representatives, its Affiliates and their respective Representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal (other than the Company and its Representatives). The Company shall promptly (and in any event within two (2) Business Days after receipt thereof) notify Acquiror in writing of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes an Acquisition Proposal and keep Acquiror reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto).
ARTICLE VIII
COVENANTS OF ACQUIROR
Section 8.1.   Employee Matters.
(a)   Equity Plan.   Prior to the Closing Date, Acquiror shall approve and adopt an equity incentive plan providing for awards in the form of cash as well as incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, performance units, stock appreciation rights, and other equity-based awards (the “EIP”) in the form provided by the Company to Acquiror prior to the Closing Date with terms consistent with this Section 8.1(a) and as otherwise determined by the Company. The EIP shall provide for the ability to grant and recycle Acquiror Common Shares (including any shares subject to forfeited Acquiror Options or Acquiror Restricted Stock Awards). The EIP shall initially reserve a number of Acquiror Class A Shares constituting 10% of the total number of Acquiror Common Shares outstanding on a fully diluted basis, as determined at the Closing. The EIP shall include an “evergreen” provision pursuant to which the number of Acquiror Common Shares reserved for issuance under such equity plan shall be increased automatically each year by 3% of the aggregate number of Acquiror Common Shares then outstanding on a fully diluted basis. Within five (5) Business Days following the expiration of the 60-day period following the date on which Acquiror files current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Acquiror Common Shares issuable under the EIP.
(b)   Employment Agreements.   Prior to the Closing Date, Acquiror and the Company shall conditionally enter into new employment agreements with the individuals listed on Section 8.1(b) of the Company Disclosure Letter, on terms and conditions reasonably agreed among the Company, Acquiror and the relevant individual. The effectiveness of any such employment agreements shall be conditioned on the Closing.
(c)   No Third-Party Beneficiaries.   Notwithstanding anything herein to the contrary, each Party acknowledges and agrees that all provisions contained in this Section 8.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or any of their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing or (iii) shall confer upon any Person who is not a Party (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.
Section 8.2.   Trust Account Proceeds and Related Available Equity.    Upon satisfaction (or, to the extent permitted by applicable Law, waiver by the applicable Party or Parties entitled to the benefit thereof) of all of the conditions set forth in Article X (other than those conditions that by their nature or terms are to be satisfied at the Closing), Acquiror shall provide notice (in accordance with the terms of the Trust Agreement) thereof to the Trustee and pursuant to and in accordance with the Trust Agreement, (a) Acquiror shall (i) cause any notices, certificates, opinions or other documents required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered at the time and in the manner required under the Trust Agreement and (ii) use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, at the Closing, (A) pay as and when due all amounts payable to Acquiror Stockholders pursuant to the Acquiror Share Redemptions, and (B) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 8.3.   Listing Matters.
(a)   During the Interim Period, Acquiror shall maintain its listings on Nasdaq with respect to Acquiror Class A Shares, Acquiror Warrants and Acquiror Units and, in the event that Acquiror receives any notice that Acquiror has failed to satisfy any Nasdaq listing requirement, shall provide prompt written notice of the same to the Company, including a copy of any written notice thereof received from Nasdaq.
(b)   Prior to the Closing, Acquiror shall use reasonable best efforts to cause the Acquiror Common Shares to be issued in connection with the transactions contemplated hereby to be approved for listing on Nasdaq (subject to notice of issuance) prior to the Closing under a ticker symbol to be selected by the Company, including by submitting prior to the Closing an initial listing application (the “Listing Application”) with Nasdaq with respect to such Acquiror Common Shares. Each of the Company and Acquiror shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other such Party and shall otherwise reasonably assist and cooperate with the other such Party in connection with the preparation and filing of the Listing Application. Acquiror will use reasonable best efforts to (i) cause the Listing Application, when filed, to comply in all material respects with all requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from Nasdaq or its staff concerning the Listing Application, (iii) satisfy any applicable initial and continuing listing requirements and (iv) have the Listing Application approved by Nasdaq as promptly as practicable after such filing. Acquiror shall not submit the Listing Application or any supplement or amendment thereto, or respond to comments received from Nasdaq with respect thereto, without the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the Company a reasonable opportunity to review and comment thereon. Acquiror shall promptly notify the Company upon the receipt of any comments from Nasdaq or any request from Nasdaq for amendments or supplements to the Listing Application and shall provide the Company with copies of all material correspondence between Acquiror or any of its Representatives, on the one hand, and Nasdaq, on the other hand, and all written comments with respect to the Listing Application received from Nasdaq and advise the Company of any oral comments with respect to the Listing Application received from Nasdaq. Promptly after receiving notice thereof, Acquiror shall advise the Company of the time of the approval of the Listing Application and the approval for listing on Nasdaq (subject to official notice of issuance) of the Acquiror Common Shares to be issued in connection with the transactions contemplated hereby.
Section 8.4.   No Solicitation by Acquiror.   During the Interim Period, Acquiror shall not, and shall cause its Subsidiaries not to, and shall instruct and use reasonable best efforts to cause its and their respective Representatives, not to, (a) make any proposal or offer that constitutes a Business Combination Proposal, (b) initiate, solicit, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, any Person with respect to a Business Combination Proposal (other than to inform such Person of Acquiror’s obligations pursuant to this Section 8.4), (c) enter into any acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its

Representatives, (d) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions or negotiations or (e) resolve or agree to do any of the foregoing. From and after the date hereof, Acquiror shall, and shall instruct and cause its Representatives, its Affiliates and their respective Representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its Representatives).
Section 8.5.   Acquiror Conduct of Business.
(a)   During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as expressly required or permitted by this Agreement or any Ancillary Agreement to which Acquiror or Merger Sub is a party (including as contemplated by the PIPE Investment), as required by Law or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), use reasonable best efforts to operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, Acquiror shall not, and shall cause Merger Sub not to, except (v) to reasonably comply with any applicable Pandemic Measures, (w) as otherwise expressly required or permitted by this Agreement or any Ancillary Agreement (including as contemplated by the PIPE Investment), (x) as required by Law, (y) as consented to by the Company in writing (which consent, other than with respect to clauses (i), (ii), (iv), (viii), (x), (xii), (xiii) and (xiv) (to the extent relating to the foregoing clauses) of this Section 8.5(a), shall not be unreasonably withheld, conditioned or delayed) or (z) as set forth in Section 8.5(a) of the Acquiror Disclosure Letter:
(i)   amend, restate, supplement or otherwise modify or waive any provision of (or seek any approval from the Acquiror Stockholders to amend, restate, supplement or otherwise modify or waive any provision of) the Trust Agreement, the Acquiror Warrants, the Warrant Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;
(ii)   (A) pay, make, declare or set aside any dividend or other distribution in respect of any Equity Security of Acquiror or Merger Sub, (B) split, combine, reclassify or otherwise amend or modify any terms of any Equity Security of Acquiror or Merger Sub or (C) purchase, repurchase, redeem or otherwise acquire (or offer to purchase, repurchase, redeem or otherwise acquire) any issued and outstanding Equity Security of Acquiror or Merger Sub, other than to provide eligible Acquiror Stockholders with the opportunity to effect Acquiror Share Redemptions as required by Acquiror’s Governing Documents;
(iii)   (A) make or change any material election in respect of Taxes, (B) amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement (other than customary commercial Contracts entered into in the ordinary course of business not primarily related to Taxes), (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes; or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute that would reasonably be expected to give rise to any claim or assessment of Taxes;
(iv)   knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
(v)   other than in connection with any Working Capital Loan up to $1,500,000 and incurred for the sole purpose of paying Acquiror Transaction Expenses that are due and payable prior to the Closing, enter into, renew, terminate, amend, restate, supplement or otherwise modify or waive any provision of any transaction or Contract with any Affiliate of Acquiror or Merger Sub, any Acquiror Insider or any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater;
(vi)   other than Acquiror Transaction Expenses or the incurrence of Working Capital Loans up to $1,500,000 incurred for the sole purpose of paying Acquiror Transaction Expenses that are due and payable prior to the Closing, incur, assume or otherwise become liable for (whether directly or indirectly, absolutely or contingently or otherwise) any Indebtedness or Liability or guarantee any

Indebtedness or Liability of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of Acquiror or any of its Subsidiaries or guarantee any debt securities of another Person, other than Indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice and not exceeding $100,000 in the aggregate;
(vii)   (A) issue any Equity Securities of Acquiror, other than the issuance of the Aggregate Consideration, (B) grant any options, warrants or other equity-based awards with respect to Equity Securities of Acquiror not outstanding on the date hereof or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant, including any amendment, modification or reduction of the warrant price set forth therein;
(viii)   incorporate, form or organize any new direct or indirect Subsidiary of Acquiror or engage in any new line of business that is materially different from the general nature of the businesses of Acquiror and Merger Sub as of the date hereof;
(ix)   enter into, modify or amend in any material respect or terminate (other than by expiration in accordance with the terms of any Contract without an auto-renewal or similar term) any material Contract, in each case, other than in the ordinary course of business;
(x)   acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(xi)   waive, release, settle, compromise or otherwise resolve any Action, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $5,000,000 (net of any amounts covered by insurance) in the aggregate;
(xii)   authorize, recommend, propose or announce an intention to adopt a plan of, or otherwise enter into or effect any, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Acquiror or Merger Sub (other than the Merger);
(xiii)   except as required by GAAP (or any interpretation thereof, including any new or changes to existing interpretations and guidance issued by the SEC or other Governmental Authority) or applicable Law, make any change in accounting methods, principles or practices; or
(xiv)   enter into any agreement to take any action prohibited under this Section 8.5.
(b)   During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.
Section 8.6.   Post-Closing Directors and Officers of Acquiror.
(a)   Prior to the mailing of the Proxy Statement/Registration Statement to the Acquiror Stockholders, the Company shall, subject to applicable listing rules of Nasdaq and applicable Law, designate in writing to Acquiror up to ten (10) individuals that will serve on the Acquiror Board as of immediately after the Effective Time, including the allocation of the Company’s designated directors among Acquiror’s three classes of directors and the members of the compensation committee, audit committee and nominating committee of the Acquiror Board as of immediately after the Effective Time. Subject to the terms of Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time, the Acquiror Board shall consist of (i) such number of directors as designated by the Company pursuant to the immediately preceding sentence plus (ii) one (1) director designated by Acquiror to the Company which director shall be designated as a “Class III Director” pursuant to the Acquiror Restated Charter, prior to the mailing of the Proxy Statement/Registration Statement to the Acquiror Stockholders.
(b)   Subject to the terms of Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time, the officers of Acquiror shall be as set forth, and with such titles set forth opposite their respective names, in

Section 8.6(b) of the Company Disclosure Letter (as may be updated by the Company prior to Closing following written notice to Acquiror), who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.
(c)   At or prior to the Closing, Acquiror shall have delivered to the Company evidence reasonably acceptable to the Company that the members of the Acquiror Board and the officers of Acquiror, in each case immediately prior to the Closing (other than those required to be elected as of the Closing pursuant to the applicable provisions of this Section 8.6) shall have resigned.
Section 8.7.   Indemnification and Insurance.
(a)   From and after the Effective Time, Acquiror shall indemnify and hold harmless each present and former director and officer of (i) the Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such) and (ii) Acquiror and each of its Subsidiaries (the Persons described in clauses (i) and (ii), collectively, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, in each case arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or any of their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective Governing Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (A) maintain for a period of not less than six (6) years following the Closing Date provisions in its Governing Documents concerning the indemnification, exoneration and exculpation (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as in effect on the date of this Agreement, and (B) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 8.7.
(b)   For a period of six (6) years following the Closing Date, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or any of their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been made available to each of Acquiror and the Company) on terms substantially the same as (and, in any event, not less favorable in the aggregate than) the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the year ended December 31, 2021; provided, however, that if the premium for such insurance would exceed such amount or such coverage is not otherwise available, then Acquiror shall purchase and maintain the maximum coverage available for three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the year ended December 31, 2021; provided, further, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6)-year “tail” policy containing terms substantially the same as (and, in any event, not less favorable in the aggregate than) the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under this Section 8.7 shall be continued in respect of such claim until the final disposition thereof.
(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 8.7 shall survive the consummation of the Merger and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 8.7.

(d)   Prior to or at the Closing, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with each Person who shall be a director or an officer of Acquiror immediately after the Effective Time, which indemnification agreements shall continue to be effective following the Closing.
(e)   The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Governing Documents of the Company, any other indemnification arrangement, any Law or otherwise. The provisions of this Section 8.7 expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 8.7.
Section 8.8.   Acquiror Public Filings.   From the date hereof through the Effective Time, Acquiror will keep current and timely file all periodic reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
Section 8.9.   PIPE Financing.   Unless otherwise approved in writing by the Company, Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements. Subject to the immediately preceding sentence, Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Acquiror the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms. For purposes of satisfying the condition set forth in Section 10.3(d), Acquiror may enter into additional Subscription Agreements for the sale solely of Acquiror Common Shares in connection with the PIPE Investment in each case with reasonable advance notice to the Company; provided that (a) the purchase price is at least $10.00 per Acquiror Common Share so subscribed for, (b) Acquiror shall give the Company a reasonable opportunity to review and comment on, and shall consider in good faith the Company’s comments before entering into, any such additional Subscription Agreement and (c) promptly after the entry into each such Subscription Agreement, Acquiror delivers to the Company true and correct copies thereof. The proceeds raised pursuant to such additional Subscription Agreement(s) shall be included in the determination of the Acquiror Closing Cash Amount. From the date of the announcement of this Agreement or the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 12.12) until the Closing Date, Acquiror shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the Company and its financial advisors reasonably informed with respect to the PIPE Investment and the Acquiror Common Shares during such period, including by consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters; provided that each of Acquiror and the Company acknowledges and agrees that none of their respective financial advisors shall be entitled to any fees with respect to the PIPE Investment unless as set forth in Section 6.15 of the Acquiror Disclosure Letter or otherwise as mutually agreed by the Company and Acquiror in writing. Without limiting the generality of the foregoing, Acquiror shall give the Company prompt written notice: (i) of any requested amendment to any Subscription Agreement; (ii) of any breach or default to the knowledge of Acquiror by any party to any Subscription Agreement; (iii) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, or to the knowledge of Acquiror, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (iv) if Acquiror does not expect to receive all or any portion of the applicable purchase price under any PIPE Investor’s Subscription Agreement in accordance with its terms.
Section 8.10.   Inspection.   During the Interim Period, Acquiror shall use commercially reasonable efforts to afford to the Company and its Representatives reasonable access during normal business hours and with reasonable advance notice, and solely for purposes in furtherance of the consummation of the transactions contemplated hereby (including transition and integration planning) to all of the respective properties, books, Contracts, Tax Returns, records and appropriate officers and employees of Acquiror, and shall furnish such Representatives with all historical or prospective financial and operating data and other information concerning the affairs of Acquiror as such Representatives may reasonably request, to the extent then available, except, in each case, to the extent that Acquiror reasonably determines that providing such access would (a) unreasonably disrupt the normal operations of Acquiror, (b) violate any contractual, fiduciary or legal duty or obligation to which Acquiror is subject (provided that, to the extent possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that complies with such duty or obligation), (c) result in the loss of the ability of Acquiror to assert successfully or seek the application of attorney-client privilege or the work-product doctrine or (d) result in the disclosure of information reasonably pertinent to any Action in which Acquiror, Merger Sub, any Acquiror Insider or any of their respective Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand, are adverse parties. In the event that any Action related to this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Acquiror Board (or any member thereof) prior to the Closing, Acquiror shall promptly notify the Company of such pending or threatened Action and shall keep the Company reasonably informed with respect to the status thereof. All information obtained by the Company, its Subsidiaries or their respective Representatives pursuant to this Section 8.10 shall be subject to the Confidentiality Agreement.
ARTICLE IX
JOINT COVENANTS
Section 9.1.   HSR Act; Other Filings.
(a)   In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent necessary, shall cause its Affiliates to) comply promptly but in no event later than ten Business Days after the date hereof with any applicable notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests pursuant to the HSR Act.
(b)   Each of the Company and Acquiror shall (and, to the extent necessary, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Action brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.
(c)   Each Party shall cooperate in good faith with Governmental Authorities and use reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Outside Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger.
(d)   To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each such Party shall permit counsel to the other such Party an opportunity to review in advance, and each such Party shall consider in good faith the comments of such counsel in connection with, any proposed written communications by such Party or any of its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided that none of the Parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other Parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

(e)   Each of the Company, on the one hand, and Acquiror, on the other, shall be responsible for and pay 50% of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby.
Section 9.2.   Preparation of Proxy Statement/Registration Statement; Stockholders’ Meeting and Approvals.
(a)   Registration Statement and Prospectus.
(i)   As promptly as practicable after the execution of this Agreement, (A) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Proxy Statement/Registration Statement and sent to the Acquiror Stockholders relating to the Acquiror Stockholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (B) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the Acquiror Common Shares that constitute the Aggregate Consideration or to be issued upon exercise of any Assumed Warrants (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, neither Acquiror nor its tax advisors are obligated to provide any opinion that the transactions contemplated by this Agreement qualify for the Intended Tax Treatment (other than a customary opinion regarding the material accuracy of any disclosure regarding U.S. federal income tax considerations of such transactions included in the Proxy Statement/Registration Statement as may be required to satisfy applicable rules and regulations promulgated by the SEC). Acquiror shall use its reasonable best efforts to obtain all necessary Governmental Authorizations under any state securities Laws or “Blue Sky” Laws required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective holders of Equity Securities as may be reasonably requested in connection with any such action. Each of Acquiror and the Company shall furnish to the other all information concerning itself and its Subsidiaries, officers, directors, managers and holders of Equity Securities and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or any of their respective Subsidiaries to any Governmental Authority or to Nasdaq in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”).
(ii)   To the extent not prohibited by Law: (A) Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Shares for offering or sale in any jurisdiction (and each of Acquiror and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), of the initiation or written threat of any Action for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information; (B) the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel; and (C) Acquiror shall provide the Company and its counsel with (1) promptly after receipt thereof, any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the

Proxy Statement/Registration Statement or Offer Documents and (2) a reasonable opportunity to participate in the prompt response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(iii)   Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Proxy Statement/Registration Statement will, at the time the Proxy Statement/Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement/Registration Statement will, at the date it is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(iv)   If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or the Proxy Statement/Registration Statement, so that none of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Stockholders.
(b)   Acquiror Stockholder Approval.   Acquiror shall (i) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (x) cause the Proxy Statement/Registration Statement to be disseminated to the Acquiror Stockholders in compliance with applicable Law, (y) duly give notice of and convene and hold a meeting of the Acquiror Stockholders (the “Acquiror Stockholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq Listing Rule 5620(b) for a date no later than 30 days following the date on which the Registration Statement is declared effective under the Securities Act and (z) solicit proxies from the holders of Acquiror Common Shares to vote in favor of each of the Transaction Proposals, and (ii) provide the Acquiror Stockholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to the Acquiror Stockholders: (A) the approval of the Acquiror Restated Charter, including any separate or unbundled proposals as are required to implement the foregoing; (B) the adoption and approval of this Agreement and the transactions contemplated hereby in accordance with applicable Law, Acquiror’s Governing Documents and Nasdaq rules; (C) the approval of the issuance of Acquiror Common Shares in connection with the Merger and the PIPE Investment in accordance with applicable Law, Acquiror’s Governing Documents and Nasdaq rules; (D) the approval of the EIP; (E) the election of directors effective as of the Closing as contemplated by Section 8.6(a); (F) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement/Registration Statement or correspondence related thereto; (G) the adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby; and (H) the adjournment of the Acquiror Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals described in the foregoing clauses (A) through (I), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Acquiror Board shall not, and shall not publicly propose to, withhold, withdraw, amend, qualify or modify its recommendation to the Acquiror Stockholders that they vote in favor of the Transaction Proposals. Acquiror may adjourn the Acquiror Stockholders’ Meeting (1) to solicit additional proxies for the purpose of obtaining the Acquiror Stockholder Approval if the Acquiror Stockholder Approval shall not have been obtained at the Acquiror Stockholders’ Meeting, (2) if a quorum is absent, or (3) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Stockholders prior to the Acquiror Stockholders’ Meeting; provided that, without the prior written consent of the Company, the Acquiror Stockholders’ Meeting will not be adjourned to a date that is (I) more than 15 Business Days after the date for which the Acquiror Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) or (II) later than three (3) Business Days prior to the Outside Date.
(c)   Company Stockholder Approval.
(i)   After the Registration Statement becomes effective, the Company shall solicit, and as promptly as reasonably practicable (and in any event within ten (10) Business Days) thereafter use reasonable best efforts to obtain and deliver to Acquiror, a written consent from the Requisite Company Stockholders and any other Company Stockholders as the Company may determine in its reasonable discretion adopting this Agreement and approving the transactions contemplated by this Agreement or any Ancillary Agreement, including the Merger and the Company Share Conversion (the “Written Consent”).
(ii)   If the Company Stockholder Approval is obtained, then as promptly as reasonably practicable following the receipt of the Written Consent, the Company will prepare and deliver to its stockholders who have not executed the Written Consent any notice required by Sections 228(e) (if applicable) and 262 of the DGCL.
(iii)   The Company shall, through the Company Board, recommend to the Company Stockholders the adoption of this Agreement and, as applicable, the approval of each Ancillary Agreement to which the Company is, or is contemplated to be, a party, and the transactions contemplated hereby and thereby (including the Company Share Conversion and the Merger), on the terms and subject to the conditions set forth herein and therein, and the Company Board shall not, and shall not publicly propose to, withhold, withdraw, amend, qualify or modify such recommendation.
(d)   Merger Sub Stockholder Approval.   As promptly as reasonably practicable (and in any event within 24 hours) of the execution and delivery of this Agreement by all of the Parties, Acquiror, as the sole stockholder of Merger Sub, will adopt this Agreement and approve the transactions contemplated hereby and by the Ancillary Agreements, and deliver to the Company a copy of the resolutions so adopted by Acquiror in such capacity.
Section 9.3.   Support of Transaction.   Without limiting any covenant contained in Article VII or Article VIII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to, (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another Party may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, (i) no action taken by the Company under and in furtherance of this Section 9.3 will constitute a breach of Section 7.1, (ii) no action taken by Acquiror or Merger Sub under and in furtherance of this Section 9.3 will constitute a breach of Section 8.5 and (iii) in no event shall Acquiror, Merger Sub or the Company be obligated to bear any expense or pay any amount (except for any filing or registration fee with a Governmental Authority) or grant any concession in connection with obtaining any such consents or approvals.
Section 9.4.   Taxes.
(a)   Transfer Taxes.   All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall constitute Company Transaction Expenses.
(b)   Pre-Closing Tax Returns.   The Company shall have the authority and obligation to prepare (at its sole cost and expense), or cause to be prepared, all Tax Returns of the Company and its Subsidiaries that are due with respect to any taxable period ending on or before the Closing Date (each such Tax Return, a “Pre-Closing Tax Return”); provided that the Company shall submit all Pre-Closing Tax Returns relating to income Taxes that have not been filed as of the date hereof to Acquiror no later than 30 days prior to the due date of such Pre-Closing Tax Returns (or as soon as reasonably practicable, if such Pre-Closing Tax Returns are due within 30 days of the date hereof) for Acquiror’s review and comment, and the Company shall consider in good faith any reasonable comments from Acquiror received no later than 10 days following the date on which the Company submitted such Pre-Closing Tax Return to Acquiror for review.
(c)   Tax Sharing Agreements.   All Tax sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes or any agreement the only parties to which are the Company and its Subsidiaries) shall be terminated prior to the Closing Date and, after the Closing Date, neither the Company nor any of its Subsidiaries shall be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date, and there shall be no continuing obligation after the Closing Date to make any payments under any such agreements or arrangements.
Section 9.5.   Section 16 Matters.   Prior to the Effective Time, Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of any Equity Security of Acquiror that occurs or is deemed to occur by reason of the transactions contemplated hereby by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.
Section 9.6.   Transaction Litigation.   During the Interim Period, in the event that any Action related to this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby, including demands for appraisal of any Dissenting Shares (collectively, “Transaction Litigation”), is, in the case of Acquiror, brought or, to the knowledge of Acquiror, threatened in writing, against any of Acquiror, Merger Sub or the Acquiror Board (or any member thereof) or, in the case of the Company, brought or, to the Company’s knowledge, threatened in writing, against any of the Company, any of its Subsidiaries or the Company Board (or any member thereof), Acquiror and the Company shall, as applicable, promptly notify the other of such pending or threatened Action and shall keep the other reasonably informed with respect to the status thereof. Acquiror and the Company shall each provide the other the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to the other’s advice with respect to any such Action and shall not settle or agree to settle any such Action or consent to the same without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed).
ARTICLE X
CONDITIONS TO OBLIGATIONS
Section 10.1.   Conditions to Obligations of Acquiror, Merger Sub, and the Company.   The respective obligations of Acquiror, Merger Sub, and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Acquiror, Merger Sub and the Company), as of the Closing, of the following conditions:
(a)   the Acquiror Stockholder Approval shall have been duly obtained in accordance with the DGCL, Acquiror’s Governing Documents and Nasdaq rules;
(b)   the Company Stockholder Approval shall have been duly obtained in accordance with the DGCL and the Company’s Governing Documents;
(c)   the Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC which remains in effect and no proceeding seeking such a stop order shall have been initiated by the SEC which remains pending;
(d)   the applicable waiting period(s) (and any extension(s) thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated, as applicable;

(e)   there shall not be in effect any Governmental Order or other Law from any Governmental Authority of competent jurisdiction that enjoins, prohibits or makes illegal the consummation of the Merger or any other transaction contemplated in Article II, Article III or Article IV;
(f)   Acquiror shall have, and shall not have redeemed Acquiror Class A Shares in an amount that would cause Acquiror not to have, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to any payments required to be made in connection with Acquiror Share Redemptions and the PIPE Investment Amount; and
(g)   the Acquiror Common Shares to be issued in connection with the transactions contemplated hereby shall have been approved for listing on Nasdaq (subject only to official notice of issuance thereof).
Section 10.2.   Conditions to Obligations of Acquiror and Merger Sub.   The respective obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Acquiror and Merger Sub), as of the Closing, of the following additional conditions:
(a)   each of the representations and warranties of the Company contained in (i) Section 5.6 (Capitalization of the Company) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (ii) each of Section 5.1 (Company Organization), Section 5.3 (Due Authorization), clause (a) of Section 5.4 (No Conflict), Section 5.10 (Absence of Changes), and Section 5.17 (Brokers’ Fees) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), (iii) Section 5.7 (Capitalization of Subsidiaries) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (iv) the remainder of Article V shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not constitute a Company Material Adverse Effect; provided that the failure of any representation or warranty of the Company contained in Article V to be true and correct at and as of the Closing as a result of the taking or omission of any action required or expressly permitted to be taken or omitted, as applicable, under this Agreement or any Ancillary Agreement in compliance with the provisions hereof or thereof (as they may be amended, supplemented or otherwise modified prior to the Closing in accordance with the terms hereof or thereof) shall not be taken into account in determining whether the condition set forth in this Section 10.2(a)(iv) has been satisfied;
(b)   the Company shall have performed or complied with in all material respects all agreements and covenants required under this Agreement to be performed or complied with by it at or prior to the Closing;
(c)   there shall not have occurred any Company Material Adverse Effect after the date of this Agreement the material adverse effects of which are continuing; and
(d)   the Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.2(a), Section 10.2(b) and Section 10.2(c) have been satisfied.
Section 10.3.   Conditions to Obligation of the Company.   The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company), as of the Closing, of the following additional conditions:

(a)   each of the representations and warranties of Acquiror and Merger Sub contained in (i) Section 6.13 (Capitalization of Acquiror) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (ii) each of Section 6.1 (Company Organization), Section 6.2 (Due Authorization), clause (a) of Section 6.3 (No Conflict), Section 6.10 (Absence of Changes), Section 6.11 (Trust Account), Section 6.14 (PIPE Investment) and Section 6.15 (Brokers’ Fees) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), and (iii) the remainder of Article VI shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not have, or would not reasonably be expected to have, an Acquiror Material Adverse Effect;
(b)   Acquiror and Merger Sub shall have performed or complied with in all material respects all agreements and covenants required under this Agreement to be performed or complied with by them at or prior to the Closing;
(c)   Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror and an officer of Merger Sub, dated as of the Closing Date, certifying that, to the knowledge and belief of such officers, the conditions specified in Section 10.3(a) and Section 10.3(b) have been satisfied;
(d)   the Acquiror Closing Cash Amount shall not be less than the Minimum Acquiror Closing Cash Amount; and
(e)   each of Acquiror, Sponsor and any other Acquiror Insider party thereto shall have duly executed and delivered a counterpart of the Registration Rights Agreement to the other parties thereto.
Section 10.4.   Frustration of Conditions.   No Party may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by such Party’s failure to act or to take such actions (in each case, if such act or action is required by this Agreement) as may be necessary to cause the conditions of the other Party to be satisfied.
ARTICLE XI
TERMINATION/EFFECTIVENESS
Section 11.1.   Termination.   This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:
(a)   by mutual written consent of the Company and Acquiror;
(b)   by either the Company or Acquiror:
(i)   if any Governmental Authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any Governmental Order or other Law which has become final and non-appealable and remains in effect and has the effect of making the consummation of the Merger or any other transaction contemplated in Article II, Article III or Article IV illegal or otherwise permanently preventing or prohibiting the consummation of the Merger or such other transaction; provided that the right to terminate this Agreement pursuant to this Section 11.1(b)(i) shall not be available to a Party if such Party’s breach of any of its obligations under this Agreement is the primary cause of the existence or occurrence of any fact or circumstance but for the existence or occurrence of which the consummation of the Merger or such other transaction would not be illegal or otherwise permanently prevented or prohibited;

(ii)   if the Closing has not occurred before 5:00 p.m., Eastern Time, on December 7, 2022 (the “Outside Date”); provided that (A) if any Action for specific performance or other equitable relief by the Company with respect to this Agreement or any Ancillary Agreement or any of the transaction contemplated hereby or thereby is pending in a court specified in Section 12.14(a) as of the Outside Date, then the Outside Date shall be automatically extended until 5:00 p.m., Eastern Time, on the date that is the earlier of (x) 30 days after the date on which a final, non-appealable Governmental Order has been entered with respect to such Action and (y) the Business Combination Deadline Date, and such extended time shall be the “Outside Date” for all purposes under this Agreement, and (B) the right to terminate this Agreement pursuant to this Section 11.1(b)(ii) shall not be available to a Party if such Party’s breach of any of its obligations under this Agreement is the primary cause of the failure of the Closing to have occurred before the Outside Date; or
(iii)   if the Acquiror Stockholder Approval has not been obtained at the Acquiror Stockholders’ Meeting duly convened therefor (subject to any adjournment or postponement thereof in accordance with Section 9.2(b)) and in which the Acquiror Stockholders shall have duly voted;
(c)   by the Company: (i) if any of the representations or warranties of Acquiror or Merger Sub set forth in Article VI has failed to be true and correct, or if Acquiror or Merger Sub has failed to perform or comply with any of their respective covenants or agreements set forth in this Agreement, in each case, such that the conditions specified in Section 10.3(a) or Section 10.3(b), as applicable, would not be satisfied at the Closing and such failure (A) by its nature cannot be cured prior to the Outside Date through Acquiror’s exercise of its reasonable best efforts or (B) has not been cured by the earlier of (x) the date that is 30 days after the date on which the Company has first notified Acquiror in writing of such failure (or such earlier time after Acquiror’s receipt of such notice as Acquiror has ceased to use reasonable best efforts to cure such failure) and (y) the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 11.1(c) shall not be available to the Company at any time at which Acquiror would have the right to terminate this Agreement pursuant to Section 11.1(d)(i); or
(ii)   if Acquiror shall have failed to, on or prior to July 7, 2022, enter into one or more additional Subscription Agreements or Non-Redemption Agreements as a result of which the sum of the PIPE Investment Amount, the aggregate number of Acquiror Class A Shares subject to Non-Redemption Agreements multiplied by $10.00 and the net proceeds from the SAFE Note to the Company, minus Company Transaction Expenses, Acquiror Transaction Expenses and any other amount with respect to which Acquiror has Liability for payment at the Closing, would be equal to at least the Minimum Acquiror Closing Cash Amount;
(d)   by Acquiror:
(i)   if any of the representations or warranties of the Company set forth in Article V has failed to be true and correct, or if the Company has failed to perform any of its covenants or agreements set forth in this Agreement, in each case, such that the conditions specified in Section 10.2(a) or Section 10.2(b), as applicable, would not be satisfied at the Closing and such failure (A) by its nature cannot be cured prior to the Outside Date through the Company’s exercise of its reasonable best efforts or (B) has not been cured by the earlier of (x) the date that is 30 days after the date on which Acquiror has first notified the Company in writing of such failure and (y) the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 11.1(d)(i) shall not be available to Acquiror at any time at which the Company would have the right to terminate this Agreement pursuant to Section 11.1(c)(ii); or
(ii)   if the Company Stockholder Approval has not been obtained within ten (10) Business Days after the Registration Statement has been declared effective by the SEC.
The Party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall deliver a written notice of such termination to the other Parties specifying the provision hereof pursuant to which such termination is made and the factual basis therefor.
Section 11.2.   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and have no further force or effect, without any Liability on the part of any Person, other than Liability of the Company, Acquiror or Merger Sub, as the case may be, for any Willful Breach of this Agreement occurring prior to such termination, except that the provisions of Section 1.2, this Article XI, Article XII and (to the extent related to the foregoing) Section 1.1 shall survive any termination of this Agreement and shall remain legal, valid, binding and enforceable obligations of the Parties in accordance with their respective terms.
ARTICLE XII
MISCELLANEOUS
Section 12.1.   Trust Account Waiver.   The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated August 3, 2021 and filed with the SEC under File No. 333-253107 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror’s assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities occurring substantially simultaneously with such initial public offering, and substantially all of those proceeds have been deposited in a trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that cash in the Trust Account may be disbursed only in the circumstances and to the Persons described in the Prospectus and in accordance with the Trust Agreement. For and in consideration of Acquiror entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind (whether based on contract, tort, equity or otherwise) that it has or may have in the future in or to any monies or other assets in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or in connection with, this Agreement or any other negotiations, Contracts or agreements or transactions with Acquiror. Notwithstanding the foregoing sentence, (a) nothing herein shall limit or prohibit the Company’s right to pursue any claim against Acquiror for (i) legal relief against monies or other assets held outside the Trust Account or (ii) specific performance to consummate the Closing or other equitable relief (including any claim for Acquiror to specifically perform its obligations under this Agreement to cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) at the Closing to the Company in accordance with the terms of this Agreement and the Trust Agreement), so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions or otherwise violate the Trust Agreement and (b) nothing herein shall limit or prohibit any claim that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any such funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).
Section 12.2.   Notices.   All notices and other communications under this Agreement between the Parties shall be in writing and shall be deemed to have been duly given, delivered and received (i) when delivered in person, (ii) when delivered after posting in the U.S. mail, having been sent registered or certified mail, return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when delivered by email (provided that, if receipt has not been confirmed (excluding any automated reply, such as an out-of-office notification) then a copy shall be dispatched in the manner described in the preceding clause (iii) no later than 24 hours after such delivery by email) (provided that any such notice or other communication delivered in the manner described in any of the preceding clauses (i), (ii) and (iii) shall also be delivered by email as promptly as practicable after being dispatched in the manner described in the preceding clause (i), (ii) or (iii), as applicable), addressed as follows:
(a)   If to Acquiror or Merger Sub prior to the Closing, to:
AMCI Acquisition Corp. II
600 Steamboat Road
Greenwich, CT 06830
Attention: Nimesh Patel
Email: [***]

with copies (which shall not constitute notice) to:
White & Case LLP
609 Main Street, Suite 2900
Houston, TX 77002
Attention: Emery Choi
Email: [***]
and
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
Attention: Elliott Smith and Oliver Wright
Email: [***]
[***]
(b)   If to the Company prior to the Closing, or to Acquiror or the Surviving Corporation after the Effective Time, to:
LanzaTech NZ, Inc.
8045 Lamon Avenue, Suite 400
Skokie, IL 60077
Attention: Mark Burton
Email: [***]
with copies (which shall not constitute notice) to:
Covington & Burling LLP
Salesforce Tower
415 Mission Street, Suite 5400
San Francisco, CA 94105
Attention: Denny Kwon
Email: [***]
and
Covington & Burling LLP
3000 El Camino Real
5 Palo Alto Square, 10th Floor
Palo Alto, CA 94306
Attention: Scott A. Anthony
Email: [***]
or to such other address(es) or email address(es) as the Parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
Section 12.3.   Assignment.   No Party shall assign, delegate or otherwise transfer any of its rights or obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the Company and Acquiror, and any such assignment, delegation or transfer attempted in violation of this Section 12.3 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.
Section 12.4.   Rights of Third Parties.   Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedy under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 8.7, and the Related Persons of each Party are intended third-party beneficiaries of, and may enforce, Section 12.16.
Section 12.5.   Expenses.   Except as otherwise set forth in this Agreement, each Party shall be responsible for and shall pay all fees and expenses incurred by such Party in connection with this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby, including all fees and disbursements of its legal counsel, financial advisers and accountants.
Section 12.6.   Governing Law.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby (whether based on contract, tort, equity or otherwise), shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws (whether of the State of Delaware or of any other jurisdiction) to the extent such principles or rules would require or permit the application of Laws of a jurisdiction other than the State of Delaware.
Section 12.7.   Counterparts.   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement (including any of the closing deliverables contemplated hereby) by facsimile, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.
Section 12.8.   Disclosure Letters.   Each of the Company Disclosure Letter and the Acquiror Disclosure Letter is a part of this Agreement as if fully set forth herein. Any disclosure set forth in a section or subsection of a Disclosure Letter shall be deemed to be (as applicable) an exception to, or a disclosure for purposes of, the representations, warranties, covenants or agreements, as the case may be, contained in, or other provisions of, the correspondingly numbered (and, if applicable, lettered) Section or subsection of this Agreement and each other representation, warranty, covenant, agreement or other provision of this Agreement to which the relevance of such disclosure is reasonably apparent on the face of such disclosure. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with any representation, warranty, covenant, agreement contained in, or other provision of, this Agreement, nor shall such information be deemed to establish a standard of materiality.
Section 12.9.   Entire Agreement.   This Agreement (together with the Disclosure Letters), the Ancillary Agreements (as and when executed by the applicable parties thereto) and the Confidentiality Agreement constitute the entire agreement among the Parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between the Parties except as expressly set forth in this Agreement and the Ancillary Agreements.
Section 12.10.   Amendments.   This Agreement may be amended or modified, in whole or in part, only by an agreement in writing which makes reference to this Agreement and has been duly authorized, executed and delivered by (a) prior to the Closing, each of the Parties hereto and (b) after the Closing, Acquiror and the Sponsor. Any purported amendment or modification of this Agreement effected in a manner that does not comply with the preceding sentence shall be void and of no effect.
Section 12.11.   Waivers.   Any Party may, at any time prior to the Closing, (a) extend the time for the performance of the obligations or acts of any other Party to be performed hereunder, (b) waive any inaccuracies in the representations and warranties of any other Party that are contained in this Agreement or (c) waive compliance by any other Party with any of the agreements or conditions contained in this Agreement, but, in the case of each of the foregoing clauses (a) through (c), such extension or waiver shall be valid only if set forth in an instrument in writing duly authorized, executed and delivered by the Party granting such extension or waiver.
Section 12.12.   Confidentiality; Publicity.
(a)   Acquiror acknowledges and agrees that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the Confidentiality Agreement, the provisions of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby. The Company acknowledges that, in connection with the PIPE Investment, Acquiror shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to the PIPE Investors.
(b)   Prior to the earlier of the Closing Date and the termination of this Agreement, none of Acquiror, any Acquiror Insider, the Company and any of their respective Affiliates or any Representative of any of the foregoing shall make any public announcement or issue any public communication regarding this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter related to the foregoing, unless the Company (in the case of such a public announcement or public communication desired to be made by Acquiror, any Acquiror Insider or any of their respective Affiliates or any Representative of any of the foregoing) or Acquiror (in the case of such a public announcement or public communication desired to be made by the Company or any of its Affiliates or any Representative of any of the foregoing), as applicable (which consent shall not be unreasonably withheld, conditioned or delayed) has first been provided with an opportunity to review and comment on the contents of such proposed public announcement or public communication, except if such public announcement or public communication is required by any Governmental Order or other applicable Law or the rules of any national securities exchange, in which case Acquiror or the Company, as applicable, shall use commercially reasonable efforts to provide the other such Party with such an opportunity to review and comment; provided, however, that nothing in this Section 12.12 shall (i) modify the obligations of Acquiror set forth in Section 9.2, (ii) restrict the ability of any Party (or any of its Affiliates) from making announcements regarding the status and terms (including price terms) of this Agreement or the Ancillary Agreements and the transactions contemplated hereby or thereby to their respective directors, officers, employees and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential or (iii) restrict any Party (or any of its Affiliates) from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent or waiver, or providing any required notice to any third party.
Section 12.13.   Severability.   Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be valid and enforceable under applicable Law, but, if any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. If any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, the Parties shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.
Section 12.14.   Jurisdiction; WAIVER OF JURY TRIAL.
(a)   Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the Parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of such Action shall be heard and determined only in any such court and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.14.
(b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.15.   Enforcement.   The Parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party hereby waives any requirement for the securing or posting of any bond in connection therewith.
Section 12.16.   Non-Recourse.   Subject in all respects to the following sentence, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only to the extent of the specific obligations set forth herein with respect to any Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), no Related Person or former, current or future Representative of any Party shall have any Liability for any of the representations, warranties, covenants, agreements or other obligations or Liabilities of any of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby (whether based on contract, tort, equity or otherwise). Notwithstanding the foregoing, nothing in this Section 12.16 shall limit, amend or waive any rights or obligations of any party to any Ancillary Agreement.
Section 12.17.   Non-Survival of Representations, Warranties and Covenants.   None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of any such representation, warranty, covenant, obligation, agreement or other provision, shall survive the Closing, and each of them shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XII.
Section 12.18.   Conflicts and Privilege.
(a)   Each of the Parties, on its own behalf and on behalf of its Related Persons (including, after the Closing, the Surviving Corporation), hereby agree that, in the event that a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other Equity Securities of Acquiror or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “AMCI Group”), on the one hand, and (y) the Surviving Corporation or any member of the LanzaTech Group, on the other hand, any legal counsel, including White & Case LLP (“White & Case”), that represented Acquiror or the Sponsor prior to the Closing may represent the Sponsor and any other member of the AMCI Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor or any other member of the AMCI Group, on the one hand, and White & Case, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Merger and belong to the AMCI Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.
(b)   Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other Equity Securities of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “LanzaTech Group”), on the one hand, and (y) the Surviving Corporation or any member of the AMCI Group, on the other hand, any legal counsel, including Covington & Burling LLP (“Covington”) that represented the Company prior to the Closing may represent any member of the LanzaTech Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company or any member of the LanzaTech Group, on the one hand, and Covington, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Merger and belong to the LanzaTech Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.
AMCI ACQUISITION CORP. II
By:
/s/ Nimesh Patel

Name: Nimesh Patel
Title: Chief Executive Officer
AMCI MERGER SUB, INC.
By:
/s/ Nimesh Patel

Name: Nimesh Patel
Title: Chief Executive Officer
LANZATECH NZ, INC.
By:
/s/ Jennifer Holmgren

Name: Jennifer Holmgren
Title: Chief Executive Officer
[Signature Page of Agreement and Plan of Merger]

EXHIBIT A
FORM OF COMPANY SUPPORT AGREEMENT
COMPANY STOCKHOLDER SUPPORT AGREEMENT
This Support Agreement (this “Agreement”), dated as of March 8, 2022, is entered into by and among AMCI Acquisition Corp. II, a Delaware corporation (“Acquiror”) and certain of the stockholders (such stockholders, each, a “Stockholder” and together, the “Stockholders”) of LanzaTech NZ, Inc., a Delaware corporation (the “Company”), whose names appear on the signature pages of this Agreement.
RECITALS
WHEREAS, Acquiror, AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”) and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger”);
WHEREAS, as of the date hereof, each Stockholder is the record and “beneficial owner” (as such term is used herein, within the meaning of Rule 13d-3 under the Exchange Act) of, and is entitled to dispose of and vote, the number of Company Common Shares and Company Preferred Shares set forth opposite such Stockholder’s name on Exhibit A hereto (collectively, with respect to each Stockholder, such Stockholder’s “Owned Shares”; and such Owned Shares, together with any additional Company Shares (or any securities convertible into or exercisable or exchangeable for Company Shares) in which such Stockholder acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”); and
WHEREAS, the Stockholders are entering into this Agreement as a condition and inducement to the willingness of Acquiror and Merger Sub to enter into the Merger Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Acquiror, Merger Sub and each Stockholder hereby agree as follows:
1.   Agreement to Vote.   Subject to the earlier termination of this Agreement in accordance with Section 4, each Stockholder, solely in such Person’s capacity as a stockholder of the Company, irrevocably and unconditionally agrees to validly execute and deliver to the Company in respect of all of the Stockholder’s Covered Shares, as promptly as practicable after the Registration Statement becomes effective (and in any event within ten (10) Business Days after receiving notice from Acquiror or the Company of such fact), the written consent that will be solicited by the Company from the Stockholder pursuant to the Merger Agreement to obtain the Company Stockholder Approval. In addition, prior to the Termination Date (as defined below), each Stockholder, in his, her or its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, such Stockholder shall:
(a)   when such meeting is held, appear at such meeting or otherwise cause such Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;
(b)   vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by such Stockholder) in favor of (i) the adoption of the Merger Agreement and, as applicable, the approval of each applicable Ancillary Agreement, and the transactions contemplated thereby (including the Company Share Conversion and the Merger), and each other matter required (or reasonably requested by the Company or the Acquiror) to be approved or adopted by the stockholders of the Company in order to effect the Merger and the other transactions contemplated by the Merger Agreement and the Ancillary Agreements, and (ii) any proposal to adjourn such meeting at which there is a proposal for stockholders of the Company to adopt the Merger Agreement to a later date if there are not sufficient votes to adopt the Merger Agreement or if there are not sufficient Company Shares present in person or represented by proxy at such meeting to constitute a quorum; and
(c)   vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Stockholder’s Covered Shares against (i) any Acquisition Proposal and (ii) any other action that would reasonably be expected to (A) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (B) to the knowledge of such Stockholder, result in a material breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or (C) result in a material breach of any covenant, representation or warranty or other obligation or agreement of such Stockholder contained in this Agreement.
The obligations of each Stockholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by the Company Board or the Company Board has previously recommended the Merger but changed such recommendation.
2.   No Inconsistent Agreements.   Each Stockholder hereby covenants and agrees that such Stockholder shall not, at any time prior to the Termination Date, (a) enter into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (b) grant a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement or (c) enter into any Contract or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent him, her or it from satisfying, his, her or its obligations pursuant to this Agreement.
3.   Termination of Company Stockholder Agreements.   Each Stockholder agrees to execute and deliver such agreement or instrument as may be necessary to cause to be terminated, as at the Effective Time, each of the Company Voting Agreement, the Company ROFR and Co-Sale Agreement and the Company Investors’ Rights Agreement, in each case subject to the survival of those provisions contained in each such Company Stockholder Agreement that survive such termination in accordance with the express terms of such Company Stockholder Agreement.
4.   Termination.   This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the valid termination of the Merger Agreement in accordance with its terms and, (c) with respect to each Stockholder, the mutual written agreement of Acquiror and such Stockholder and (d) with respect to each Stockholder, the election by such Stockholder in his, her or its sole discretion to terminate this Agreement following any amendment to, or waiver by the Company of Acquiror’s obligations under, the Merger Agreement without the prior written consent of such Stockholder (which consent shall not be unreasonably withheld, conditioned or delayed) that materially decreases or changes the form of the Merger Consideration; provided that reductions in the trading price of Acquiror Common Shares shall not constitute a decrease in the Merger Consideration payable to such Stockholder for purposes of this Section 4 (the earliest of such date under clause (a), (b), (c) and (d) being referred to herein as the “Termination Date”). In the event of the termination of this Agreement pursuant to this Section 4, this Agreement shall forthwith become void and have no further force or effect, without any Liability on the part of any party, other than for any Willful Breach of this Agreement occurring prior to such termination, except that the provisions of this Section 4, and Sections 11, 12, 13, 14, 15, 16, 18, 20 and 21 shall survive any termination of this Agreement and shall remain legal, valid, binding and enforceable obligations of the parties in accordance with their respective terms.

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5.   Representations and Warranties of the Stockholders.   Each Stockholder hereby represents and warrants (severally and not jointly as to himself, herself or itself only) to Acquiror as follows:
(a)   As of the date hereof, such Stockholder owns exclusively of record (and is the sole beneficial owner of), and has good, valid and marketable title to, such Stockholder’s Owned Shares, free and clear of any Liens (other than as created by this Agreement, the Governing Documents of the Company, any Company Stockholder Agreement or any applicable Laws). As of the date hereof, other than the Owned Shares set forth opposite such Stockholder’s name on Exhibit A, such Stockholder does not own (of record or beneficially) any Company Shares (or any securities convertible into shares of capital stock or other voting securities of the Company) or any interest therein.
(b)   As of the date hereof, and except as provided in this Agreement or any Company Stockholder Agreement, such Stockholder (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein with respect to such Stockholder’s Owned Shares, (ii) has not entered into any voting agreement or voting trust, and has no knowledge and is not aware of any such voting agreement or voting trust in effect, with respect to any of such Stockholder’s Owned Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of such Stockholder’s Owned Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, and has no knowledge and is not aware of any such proxy or power of attorney in effect, and (iv) has not entered into any Contract or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent him, her or it from satisfying, his, her or its obligations pursuant to this Agreement and has no knowledge and is not aware of any such Contract or undertaking.
(c)   If such Stockholder is not an individual, such Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver, and perform its obligations under, this Agreement, and to consummate the transactions contemplated hereby. If the Stockholder is an individual, he or she has all the requisite capacity to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legally valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with the terms hereof (except as enforceability may be limited by any Enforceability Exceptions).
(d)   Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Stockholder from, or to be given by such Stockholder to, or be made by such Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by such Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Merger or the other transactions contemplated by the Merger Agreement.
(e)   The execution, delivery and performance of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the Merger and the other transactions contemplated by the Merger Agreement, will not (i) if such Stockholder is not an individual, constitute or result in a breach or violation of, or a default under, the Governing Documents of such Stockholder, (ii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, or the creation, modification or acceleration of any obligations under, any Contract binding upon such Stockholder, in each case in a manner that would reasonably be expected to prevent or materially delay or materially impair such Stockholder’s ability to perform his, her or its obligations hereunder or to consummate the transactions contemplated by this Agreement, the consummation of the Merger or any other transaction contemplated by the Merger Agreement, or (iii) conflict with or violate any Law to which such Stockholder is subject, (iv) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, in each case the absence of which would reasonably be expected to prevent or materially delay or materially impair such Stockholder’s ability to perform his, her or its obligations hereunder or to consummate the transactions contemplated by this Agreement,

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the consummation of the Merger or any other transaction contemplated by the Merger Agreement, or (v) constitute or result in the creation of any Lien on such Stockholder’s Covered Shares, except for any Lien under applicable securities Laws or any Lien created by Acquiror or its Affiliates.
(f)   As of the date hereof, (i) there are no Actions pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder and (ii) such Stockholder is not a party to or subject to the provisions of any Governmental Order, in each case in clauses (i) or (ii), that, in any manner, questions the beneficial or record ownership of such Stockholder’s Covered Shares or challenges or seeks to prevent, enjoin, impair, adversely affect or materially delay the performance by such Stockholder of his, her or its obligations under this Agreement.
(g)   Such Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the other transactions contemplated by the Merger Agreement and has independently, based on such information as the Stockholder has deemed appropriate and without reliance upon Acquiror, the Company or any Affiliate of Acquiror or the Company, made his, her or its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that that he, she or it has had the opportunity to seek independent legal advice prior to executing this Agreement. Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character to such Stockholder regarding the subject matter of this Agreement except as expressly set forth in this Agreement. Such Stockholder acknowledges receipt and review of a copy of the Merger Agreement and that the agreements contained herein with respect to the Covered Shares held by the Stockholder are irrevocable.
(h)   Such Stockholder understands and acknowledges that Acquiror is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.
(i)   Except as set forth in Section 5.17 of the Company Disclosure Letter, no investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which Acquiror or the Company is or could be liable in connection with this Agreement or the Merger Agreement or any of the respective transactions contemplated hereby or thereby, in each case based upon arrangements made by or on behalf of such Stockholder.
6.   Certain Covenants of the Stockholders.   Except in accordance with the terms of this Agreement, each Stockholder hereby covenants and agrees as follows:
(a)   No Solicitation.   Prior to the termination of this Agreement, such Stockholder shall not, and shall cause his, her or its controlled Affiliates not to, and shall use reasonable best efforts to cause his, her or its and their respective Representatives not to, (i) initiate, solicit, enter into or continue discussions, negotiations or transactions with, or respond to any inquiries or proposals by, any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal (other than to inform such Person of such Stockholder’s obligations pursuant to this Section 6(a)), (ii) enter into any acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state for purposes of facilitating an Acquisition Proposal, (v) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal or (vi) resolve or agree to do any of the foregoing. Such Stockholder also agrees that immediately following the execution of this Agreement he, she or it shall, and shall cause each of his, her or its controlled Affiliates to, and shall instruct his, her or its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal.

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Notwithstanding anything in this Agreement to the contrary, (x) such Stockholder shall not be responsible for the actions of the Company or the Company Board (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (collectively, the “Company Related Parties”), (y) such Stockholder makes no representations or warranties with respect to the actions of any of the Company Related Parties and (z) any breach by the Company of its obligations under Section 7.5 of the Merger Agreement shall not in itself be considered a breach of this Section 6(a) (it being understood that, for the avoidance of doubt, such Stockholder shall remain responsible for his, her or its breach of this Section 6(a) or any breach of this Section 6(a) by his, her or its Representatives (other than any such Representative that is acting in its capacity as a Company Related Party).
(b)   Restrictions on Transfers.   Prior to the termination of this Agreement, such Stockholder shall not, directly or indirectly, Transfer (as such term is defined below) any of his, her or its Covered Shares, except (i) to an Affiliate of such Stockholder, (ii) by virtue of applicable law or such Stockholder’s organizational documents upon liquidation or dissolution of such Stockholder or (iii) in case such Stockholder is an individual, (A) to any member of such Stockholder’s immediate family (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild), (B) to a trust for the sole benefit of such Stockholder or any member of such Stockholder’s immediate family, (C) to a charity, charitable trust, or other charitable organization under Section 501(c)(3) of the Code, (D) upon the death of such Stockholder or (E) for bona fide estate planning purposes; provided in each case in clauses (i) through (iii) that such transferee signs a counterpart to this Agreement. As used herein, “Transfer” means (A) any sale, assignment, exchange, conveyance, pledge, hypothecation or other transfer or disposition, whether direct or indirect, whether or not for value, and whether or not by operation of law (including by merger, consolidation or otherwise), including any transfer of a Covered Share to a broker or other nominee (with or without a corresponding change in beneficial ownership) and any transfer of voting control of such Covered Share, or (B) entering into any Contract providing for any transaction contemplated by the preceding clause (A).
7.   Appraisal Rights; Other Actions.   Each Stockholder (a) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger or any other transaction contemplated by the Merger Agreement that such Stockholder may have by virtue of ownership of the Covered Shares; and (b) except with respect to the enforcement of rights or remedies under the Merger Agreement or any Ancillary Agreement (including in connection with a breach of any provision thereof or the termination thereof) agrees not to commence, join in, facilitate, assist, encourage or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Acquiror, Acquiror’s Affiliates, the Acquiror’s directors or officers, the Sponsor, the Company or any of their respective successors and assigns relating to the evaluation, negotiation, execution or delivery of this Agreement, the Merger Agreement (including the Merger Consideration) or the consummation of the transactions contemplated hereby and thereby.
8.   Disclosure, Public Announcements.   Each Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement, filing or disclosure required to be made by any Governmental Order or other applicable Law or the rules of any national securities exchange or as requested by the SEC such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s obligations under this Agreement; provided that, for the avoidance of doubt, such Stockholder’s identity shall not be included in a press release or other public disclosure (other than a filing with the SEC) without such Stockholder’s prior written consent. Neither the Stockholder nor any of his, her or its Affiliates shall issue any press release or make any other public announcement or public statement with respect to this Agreement, the Merger Agreement or any of the transactions contemplated hereby or thereby (each, a “Public Communication”), without the prior written consent of Acquiror and the Company (which consent may be withheld in Acquiror’s or the Company’s sole discretion), except (a) as required by applicable Law or any Governmental Authority of competent jurisdiction (including pursuant to any court process), in which case the Stockholder shall provide each of Acquiror and the Company and their respective legal counsel with a reasonable opportunity to review and comment on such Public Communication (solely with respect to such portions that relate to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby) in advance of its issuance and shall give reasonable and good faith consideration to any such

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comments or (b) with respect to a Public Communication that is consistent with prior disclosures by Acquiror and the Company; provided that the foregoing shall not apply to any disclosure required to be made by such Stockholder to a Governmental Authority so long as such disclosure is consistent with the terms of this Agreement and the Merger Agreement and the disclosures made by the Company and Acquiror pursuant to the terms of the Merger Agreement.
9.   Changes in Capital Stock.   In the event (a) of any change in the Company’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like that results in a change in the number of Company Shares held by each Stockholder, (b) any Stockholder purchases or otherwise acquires beneficial ownership of any Company Shares or (c) any Stockholder acquires the right to vote or share in the voting of any Company Shares, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such Company Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Company Shares may be changed or exchanged or which are received in such transaction.
10.   Amendment and Modification.   This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Acquiror and the applicable Stockholder.
11.   Waiver.   No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.
12.   Notices.   All notices and other communications under this Agreement between or among the parties shall be in writing and shall be deemed to have been duly given, delivered and received (a) when delivered in person, (b) when delivered after posting in the U.S. mail, having been sent registered or certified mail, return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (provided that, if receipt has not been confirmed (excluding any automated reply, such as an out-of-office notification) then a copy shall be dispatched in the manner described in the preceding clause (c) no later than 24 hours after such delivery by email), addressed as follows:
If to Acquiror, to:
AMCI Acquisition Corp. II
600 Steamboat Road
Greenwich, Connecticut 06830
Attn:   Nimesh Patel
E-mail:   [***]
with a copy (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
Attn:   Emery Choi, Oliver Wright and Elliott Smith
E-mail:   [***], [***] and [***]
If to a Stockholder, to the address or email address set forth on such Stockholder’s signature page hereto, or to such other address(es) or email address(es) as the Parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
13.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership of or with respect to the Covered Shares of a Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of a Stockholder shall remain

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vested in and belonging to such Stockholder in the voting or disposition of any such Stockholder’s Covered Shares except as otherwise provided herein.
14.   Entire Agreement.   This Agreement and the Merger Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof. This Agreement shall not be effective or binding upon the Stockholder until after such time as the Merger Agreement is executed and delivered by the Company, Acquiror and Merger Sub.
15.   No Third-Party Beneficiaries.   Each Stockholder hereby agrees that his, her or its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person, other than the parties hereto, any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided that the Company shall be an express third party beneficiary with respect to Section 5 and Section 6(b).
16.   Governing Law and Venue; Service of Process; Waiver of Jury Trial.
(a)   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby (whether based on contract, tort, equity or otherwise), shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws (whether of the State of Delaware or of any other jurisdiction) to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
(b)   Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection he, she or it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, (iii) agrees that all claims in respect of such Action shall be heard and determined only in any such court and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 16.
(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
17.   Assignment; Successors.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall (a) be assigned by any of the Stockholders in whole or in part (whether by operation of Law or otherwise) without the prior written consent of Acquiror or (b) be assigned by Acquiror in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the applicable Stockholder. Any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns.

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18.   Enforcement.   The rights and remedies of the parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party hereby waives any requirement for the securing or posting of any bond in connection therewith.
19.   Grant of Irrevocable Proxy.   Each Stockholder hereby irrevocably grants and appoints Acquiror and any designee of Acquiror, and each of them individually, as his, her or its proxy and attorney-in-fact, with full power of substitution and resubstitution, to the fullest extent of such Stockholder’s rights with respect to the Covered Shares, effective as of the date hereof and continuing until the termination of this Agreement pursuant to Section 4 (the “Voting Period”), to vote (or execute written consents, if applicable) with respect to the Covered Shares as required pursuant to, and for the sole purposes of voting in accordance with, and solely with respect to the matters set forth in, Section 1, in each case to the same extent and with the same effect as such Stockholder might or could do under applicable Law. The proxy granted by each Stockholder hereunder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in Law to support an irrevocable proxy, and each Stockholder (a) will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and (b) hereby revokes any proxy previously granted by such Stockholder with respect to any Covered Shares (but only with respect to the matters set forth in Section 1 and only during the Voting Period). The power of attorney granted by each Stockholder hereunder is a durable power of attorney and shall survive the bankruptcy or dissolution of such Stockholder. Other than as provided in this Section 19, during the Voting Period, no Stockholder shall directly or indirectly grant any Person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of such Stockholder’s Covered Shares in connection with the matters set forth in Section 1.
20.   Severability.   Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be valid and enforceable under applicable Law, but, if any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. If any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, the parties shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
21.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.
22.   Directors and Officers.   Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict any Stockholder, or a designee of such Stockholder, who is a director or officer of the Company from acting in such capacity or fulfilling the obligations of such office, including by voting, in his or her capacity as a director of the Company, in the Stockholder’s, or his, her or its designee’s, sole discretion on any matter (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a holder of the Covered Shares). In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in the Stockholder’s capacity as a director or officer of the Company.
[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
AMCI ACQUISITION CORP. II
By:

Name: [•]
Title: [•]
[Signature Page to Company Stockholder Support Agreement]

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STOCKHOLDER
Name of Stockholder:
[•]

Signature:
If signed on behalf of an entity, include the following:
Name:
Title:
In all cases, include the following:
Address for Notice:
[•]

Email for Notice:
[•]

[Signature Page to Company Stockholder Support Agreement]

Exhibit A
[Omitted.]

EXHIBIT B
FORM OF SPONSOR SUPPORT AGREEMENT
SPONSOR SUPPORT AGREEMENT
This Sponsor Support Agreement (this “Agreement”) is entered into on March 8, 2022, by and among AMCI Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), AMCI Acquisition Corp. II, a Delaware corporation (“Acquiror”), LanzaTech NZ Inc., a Delaware corporation (the “Company”), and the Persons identified on Schedule I attached hereto (together with the Sponsor, the “Insider Holders”). Acquiror, the Insider Holders and the Company are sometimes collectively referred to herein as the “Parties,” and each of them is sometimes individually referred to herein as a “Party.” Certain terms used in this Agreement have the applicable meanings ascribed to them in Section 3.1.
RECITALS
WHEREAS, contemporaneously with the Parties’ execution and delivery of this Agreement, Acquiror, Merger Sub and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the Merger and as a wholly owned Subsidiary of Acquiror;
WHEREAS, as of the date hereof, the Insider Holders are collectively the holders of record and the beneficial owners (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of (a) 3,750,000 shares of Class B common stock, par value $0.0001 per share, of Acquiror (the “Owned Shares”) and (b) warrants to purchase 3,500,000 shares of Class A common stock, par value $0.0001 per share, of Acquiror, at an exercise price of $11.50 per share and issued to the Sponsor substantially concurrently with Acquiror’s initial public offering (the “Private Placement Warrants”); and
WHEREAS, as an inducement to the willingness of Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Parties desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
COVENANTS AND AGREEMENTS
Section 1.1   Redemption Related Forfeiture.    Each Insider Holder hereby agrees that, if any Acquiror Share Redemptions occur and the Redemption Percentage resulting therefrom is more than 50%, then immediately prior to the Closing, subject only to the occurrence of the Closing, such number of Promote Shares (rounded down to the nearest whole share) equal to the applicable Forfeited Promote Shares shall be forfeited by the Insider Holders, with each Insider Holder having forfeited such Insider Holder’s Promote Shares Pro Rata Percentage of the Forfeited Promote Shares. Acquiror shall be authorized, and each Insider Holder hereby authorizes Acquiror to, on behalf of each such Insider Holder, deem surrendered, forfeited and transferred, and to take all actions as may be necessary to cancel, such Insider Holder’s Forfeited Promote Shares, and each such Insider Holder shall take any action reasonably necessary or reasonably requested by Acquiror, in each case to allow Acquiror to effect such forfeiture of the applicable Forfeited Promote Shares. For the avoidance of doubt, if the Redemption Percentage is 50% or less, no forfeiture of the Promote Shares shall be effected pursuant to this Section 1.1.
Section 1.2   Restrictions on Transfer.
(a)   From the date hereof until the earlier of (i) the Closing and (ii) the valid termination of this Agreement pursuant to Section 3.3, no Insider Holder (and any other Person to which any Covered

Security is Transferred) shall, directly or indirectly, Transfer any of the Covered Securities legally or beneficially owned by him, her or it, other than in accordance with Section 1.3. In the event that any Insider Holder (or any other Person to which any Covered Security is Transferred) Transfers any Covered Security prior to the Closing, Acquiror shall amend Schedule I hereto promptly thereafter (and, in any event, prior to the Closing) to reflect such Transfer.
(b)   The Parties acknowledge and agree that (i) notwithstanding anything to the contrary herein, all Covered Securities beneficially owned by any Insider Holder (or any Person to which any Covered Security is Transferred) will remain subject to any restrictions on Transfer under all applicable securities laws and all rules and regulations promulgated thereunder, and (ii) any purported Transfer of any Covered Security in violation of this Agreement will be null and void ab initio.
Section 1.3   Exceptions to Restrictions on Transfer.    Notwithstanding anything to the contrary in Section 1.2(a), each Insider Holder will be permitted to Transfer Promote Shares or Private Placement Warrants:
(a)   to any of Acquiror’s officers or directors, any trust whose sole beneficiaries are the family members of an officer or director of Acquiror, or any family member of any of Acquiror’s officers or directors, any affiliate of the Sponsor or to any members of the Sponsor;
(b)   in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, or to a charitable organization;
(c)   in the case of an individual, by virtue of laws of descent and distribution upon death of such individual;
(d)   in the case of an individual, pursuant to a qualified domestic relations order; or
(e)   by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Insider Holder;
provided, however, that in the case of any of the foregoing clauses (a) through (e), these permitted Transferees must sign a counterpart to this Agreement becoming bound by all the terms set forth herein and enter into a written agreement with Acquiror agreeing to be bound by the transfer restrictions contained in the Letter Agreement and the other restrictions contained therein. For clarity, at the Closing, each Insider Holder will be permitted to Transfer, or otherwise forfeit in lieu of such Transfer, such number of Promote Shares as are required to be Transferred by such Insider Holder pursuant to the Anchor Investor Letter Agreements or the Non-Redemption Agreements, as the case may be; provided that such Transfer or forfeiture shall not conflict with such Insider Holder’s obligations pursuant to Section 1.1.
Section 1.4   Sponsor Support Agreement.
(a)   Subject to the earlier termination of this Agreement in accordance with Section 3.3, each Insider Holder, solely in such Person’s capacity as a stockholder of Acquiror, irrevocably and unconditionally agrees in respect of all of the Insider Holder’s Covered Securities, that, at the Acquiror Stockholders’ Meeting or any other meeting of the stockholders of Acquiror (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof), and in connection with any written consent of stockholders of Acquiror, such Insider Holder shall:
(i)   when such meeting is held, appear at such meeting or otherwise cause such Insider Holder’s Covered Securities to be counted as present thereat for purposes of establishing a quorum;
(ii)   vote (or validly execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Insider Holder’s Covered Securities owned as of the record date for such meeting (or the date that any written consent is executed by such Insider Holder) in favor of each of the

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Transaction Proposals and each other matter required (or reasonably requested by the Company or Acquiror) to be approved or adopted by the stockholders of Acquiror in order to effect each of the Transaction Proposals; and
(iii)   vote (or validly execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Insider Holder’s Covered Securities against (A) any Business Combination Proposal and (B) any other action that would reasonably be expected to (1) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (2) to the knowledge of such Insider Holder, result in a material breach of any covenant, representation or warranty or other obligation or agreement of Acquiror under the Merger Agreement or (3) result in a material breach of any covenant, representation or warranty or other obligation or agreement of such Insider Holder contained in this Agreement.
The obligations of each Insider Holder specified in this Section 1.4(a) shall apply whether or not any of the Transaction Proposals is recommended by the Acquiror Board and whether or not the Acquiror Board has previously recommended any of the Transaction Proposals but changed such recommendation.
(b)   From the date hereof until the earlier of (i) the Closing or (ii) the valid termination of this Agreement pursuant to Section 3.3, each Insider Holder will comply with and fully perform all of its covenants and agreements set forth in the Letter Agreement, and each Insider Holder shall not amend, restate, supplement or otherwise modify, or cause Acquiror to amend, restate, supplement or otherwise modify or waive, any provision of the Letter Agreement without the prior written consent of the Company other than as provided herein.
Section 1.5   No Inconsistent Agreement.    Each Insider Holder hereby covenants and agrees that such Insider Holder shall not, at any time prior to the termination of this Agreement pursuant to Section 3.3, (a) enter into any voting agreement or voting trust with respect to any of such Insider Holder’s Covered Securities that is inconsistent with such Insider Holder’s obligations pursuant to this Agreement, (b) grant a proxy or power of attorney with respect to any of such Insider Holder’s Covered Shares that is inconsistent with such Insider Holder’s obligations pursuant to this Agreement or (c) enter into any Contract or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent him, her or it from satisfying, his, her or its obligations pursuant to this Agreement.
Section 1.6   Disclosure.    Each Insider Holder hereby authorizes each of the Company and Acquiror to publish and disclose, in any announcement, filing or disclosure required to be made by any Governmental Order or other applicable Law or the rules of any national securities exchange or as requested by the SEC, such Insider Holder’s identity and ownership of Covered Securities and such Insider Holder’s obligations under this Agreement. No Insider Holder nor any of his, her or its Affiliates (other than Acquiror) shall issue any press release or make any other public announcement or public statement with respect to this Agreement, the Merger Agreement or any of the transactions contemplated hereby or thereby (each, a “Public Communication”), without the prior written consent of Acquiror and the Company (which consent may be withheld in Acquiror’s or the Company’s sole discretion), except (a) as required by applicable Law or any Governmental Authority of competent jurisdiction (including pursuant to any court process), in which case the Insider Holder shall provide each of Acquiror and the Company and their respective legal counsel with a reasonable opportunity to review and comment on such Public Communication (solely with respect to such portions that relate to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby) in advance of its issuance and shall give reasonable and good faith consideration to any such comments or (b) with respect to a Public Communication that is consistent with prior disclosures by Acquiror and the Company; provided that the foregoing shall not apply to any disclosure required to be made by such Insider Holder to a Governmental Authority so long as such disclosure is consistent with the terms of this Agreement and the Merger Agreement and the disclosures made by the Company and Acquiror pursuant to the terms of the Merger Agreement.
Section 1.7   Non-Solicitation.    From the date hereof until the earlier of (a) the Closing or (b) the valid termination of this Agreement pursuant to Section 3.3, no Insider Holder shall, and each Insider Holder shall cause his, her or its controlled Affiliates not to, and shall use reasonable best efforts to cause his, her or its and their Representatives not to, (i) approve, endorse, recommend or make any proposal or offer

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that constitutes a Business Combination Proposal, (ii) initiate, solicit, enter into or continue discussions, negotiations or transactions with, or respond to any inquiries or proposals by, any Person with respect to, a Business Combination Proposal (other than to inform such Person of the Insider Holder’s obligations pursuant to this Section 1.7), (iii) enter into any acquisition agreement, business combination agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its Representatives, (iv) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or (v) resolve or agree to do any of the foregoing. Each Insider Holder also agrees that immediately following the execution of this Agreement he, she or it shall, and shall instruct each of his, her or its Representatives, its Affiliates and their respective Representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its Representatives).
Notwithstanding anything in this Agreement to the contrary, (x) each Insider Holder shall not be responsible for the actions of Acquiror or the Acquiror Board (or any committee thereof), any Subsidiary of Acquiror, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (collectively, the “Acquiror Related Parties”), (y) each Insider Holder makes no representations or warranties with respect to the actions of any of the Acquiror Related Parties and (z) any breach by Acquiror of its obligations under Section 8.4 of the Merger Agreement shall not in itself be considered a breach of this Section 1.7 (it being understood that, for the avoidance of doubt, such Stockholder shall remain responsible for his, her or its breach of this Section 1.7 or any breach of this Section 1.7 by his, her or its Representatives (other than any such Representative that is acting in its capacity as an Acquiror Related Party)).
Section 1.8   Waivers.
(a)   Each Insider Holder hereby irrevocably waives (for himself, herself or itself and for his, her or its successors, heirs and assigns), to the fullest extent permitted by applicable Law and the Governing Documents of Acquiror, and agrees not to assert or perfect, any rights to adjustment, anti-dilution or other protection or right with respect to the Acquiror Class B Shares that would result in the Acquiror Class B Shares converting into any other Acquiror Common Share in connection with any of the transactions contemplated by the Merger Agreement or any Ancillary Agreement (including the PIPE Investment and the Merger) at a ratio greater than one-for-one (including the provisions of Section 4.3(b) of Acquiror’s Amended and Restated Certificate of Incorporation). The waiver specified in this Section 1.8(a) will be applicable only in connection with the transactions contemplated by the Merger Agreement or any Ancillary Agreement (or any issuance of Equity Securities of Acquiror issued in connection with the transactions contemplated by the Merger Agreement or any Ancillary Agreement) and will be void and of no force and effect if the Merger Agreement is validly terminated for any reason prior to the Closing.
(b)   Each Insider Holder hereby irrevocably and unconditionally agrees not to elect to redeem any Acquiror Common Share in an Acquiror Share Redemption or otherwise.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1   Representations and Warranties of the Insider Holders.    Each Insider Holder represents and warrants to Acquiror and the Company as follows:
(a)   Organization; Due Authorization.    If such Insider Holder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Insider Holder’s corporate or other organizational powers and have been duly authorized by all necessary corporate or other organizational actions on the part of such Insider Holder. If such Insider Holder is an individual, such Insider Holder has full legal capacity, right and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Insider Holder and, assuming due authorization, execution

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and delivery by the other Parties, this Agreement constitutes a legally valid and binding obligation of such Insider Holder, enforceable against such Insider Holder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Insider Holder.
(b)   Ownership.    As of the date hereof, such Insider Holder is the sole holder of record and beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of, and has good title to, the number of Acquiror Common Shares and the number of Private Placement Warrants set forth opposite such Insider Holder’s name in the columns titled “Acquiror Common Shares” and “Private Placement Warrants,” respectively, in Schedule I hereto (such Acquiror Common Shares and such Private Placement Warrants, collectively, such Insider Holder’s “Owned Securities”). As of the date hereof, such Insider Holder does not own of record or beneficially (or have any right, option or warrant to acquire) any Equity Security of Acquiror (or any indebtedness convertible into or exercisable or exchangeable for any Equity Security of Acquiror), other than such Insider Holder’s Owned Securities. As of the date hereof, and except as provided in this Agreement, Acquiror’s Governing Documents, the Merger Agreement, the Letter Agreement, the Anchor Investor Letter Agreements or applicable securities Laws, such Insider Holder (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein with respect to such Insider Holder’s Covered Securities, (ii) has not entered into any voting agreement or voting trust, and has no knowledge and is not aware of any such voting agreement or voting trust in effect, with respect to any of such Insider Holder’s Covered Securities that is inconsistent with such Insider Holder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of such Insider Holder’s Covered Securities that is inconsistent with such Insider Holder’s obligations pursuant to this Agreement, and has no knowledge and is not aware of any such proxy or power of attorney in effect, and (iv) has not entered into any Contract or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent him, her or it from satisfying, his, her or its obligations pursuant to this Agreement and has no knowledge and is not aware of any such Contract or undertaking.
(c)   Governmental Authorizations.    Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Insider Holder from, or to be given by such Insider Holder to, or be made by such Insider Holder with, any Governmental Authority in connection with the execution, delivery and performance by such Insider Holder of this Agreement, the consummation of the transactions contemplated hereby or the Merger or the other transactions contemplated by the Merger Agreement.
(d)   No Conflicts.    The execution and delivery of this Agreement by such Insider Holder does not, and the performance by such Insider Holder of its obligations hereunder will not, (i) if such Insider Holder is not an individual, conflict with or result in a violation of the Governing Documents of such Insider Holder, (ii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, or the creation, modification or acceleration of any obligations under, any Contract binding upon such Insider Holder (including the Anchor Investor Letter Agreements), in each case in a manner that would reasonably be expected to prevent or materially delay or materially impair such Insider Holder’s ability to perform his, her or its obligations hereunder or to consummate the transactions contemplated by this Agreement, the consummation of the Merger or any other transaction contemplated by the Merger Agreement, or (iii) conflict with or violate any Law to which such Insider Holder is subject, (iv) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, in each case the absence of which would reasonably be expected to prevent or materially delay or materially impair such Insider Holder’s ability to perform his, her or its obligations hereunder or to consummate the transactions contemplated by this Agreement, the consummation of the Merger or any other transaction contemplated by the Merger Agreement, or (v) constitute or result in the creation of any Lien on such Insider Holder’s Covered Securities, except for any Lien under applicable securities Laws.

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(e)   Litigation.    There is no Action pending against such Insider Holder or, to the knowledge of such Insider Holder, threatened against such Insider Holder, and such Insider Holder is not a party to or subject to the provisions of any Governmental Order, in each case, that challenges all or any part of this Agreement or any of the transactions contemplated hereby, or that seeks to, or would reasonably be expected to, prevent, enjoin or materially delay the performance by such Insider Holder of its, his or her obligations under this Agreement.
(f)   Brokerage Fees.    Except as disclosed in Section 6.15 of the Acquiror Disclosure Letter, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission in connection with the Merger Agreement, this Agreement or any other Ancillary Agreement, or any of the transactions contemplated hereby or thereby, in each case, based upon any agreement or arrangement made by, or, to the knowledge of such Insider Holder, on behalf of, such Insider Holder for which Acquiror, the Company or any of the Company’s Subsidiaries would have any obligation.
(g)   Affiliate Arrangements.    Except as disclosed in the prospectus, dated August 3, 2021, filed in connection with Acquiror’s initial public offering, neither any Insider Holder nor any of its Affiliates or any member of its immediate family (i) is party to, or has any rights with respect to or arising from, any material Contract with Acquiror or any of its Subsidiaries or (ii) is (or will be) entitled to receive from Acquiror, the Company or any of their respective Subsidiaries any finder’s fee, reimbursement, consulting fee, monies or consideration in the form of equity in respect of any repayment of a loan or other compensation prior to, or in connection with, any services rendered in order to effectuate the consummation of Acquiror’s initial Business Combination (regardless of the type or form of such transaction, but including, for the avoidance of doubt, the Merger).
(h)   Acknowledgment.    Such Insider Holder has read this Agreement and has had the opportunity to consult with its tax, legal and other advisors regarding this Agreement and the transactions contemplated hereby.
ARTICLE III
MISCELLANEOUS
Section 3.1   Definitions.
(a)   Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
(b)   As used in this Agreement, the following terms shall have the following meanings:
“Acquiror” has the meaning set forth in the preamble hereto.
“Agreement” has the meaning set forth in the preamble hereto.
“Anchor Investor Letter Agreements” means the agreements entered into by and among Nimesh Patel, Brian Beem, Patrick Murphy, Hans Mende, AMCI Group, LLC Series 35 and certain anchor investors relating to an expression of interest by such anchor investors to acquire certain Acquiror Common Shares.
“Company” has the meaning set forth in the preamble hereto.
“Covered Securities” means, with respect to any Insider Holder, (i) all of such Insider Holder’s Owned Securities and (ii) all other Equity Securities of Acquiror of which such Insider Holder acquires beneficial ownership (whether pursuant to any dividend, distribution, combination, split, subdivision, conversion, exchange, transfer, sale, cancelation, repurchase, redemption, reclassification or other change to, or transaction in, any Equity Security or otherwise), after the date hereof but before the Closing.
“Forfeited Promote Shares” means a number of the Promote Shares equal to the product of (i) one third (1∕3) of the Promote Shares multiplied by (ii) a percentage equal to the product of (A) (1) the Redemption Percentage minus 50% multiplied by (B) two (2). An illustrative example setting forth the calculation of the Forfeited Promote Shares is set forth on Exhibit A attached hereto.

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“immediate family” has the meaning ascribed to such term in Rule 16a-1 promulgated under the Exchange Act.
“Letter Agreement” means the agreement entered into by and between Acquiror, Evercore Group L.L.C., as representatives of the several underwriters, Sponsor, AMCI Group, LLC Series 35 and certain officers and directors of Acquiror, dated as of August 3, 2021, relating to the underwriting of Acquiror’s initial public offering.
“Merger Agreement” has the meaning set forth in the recitals hereto.
“Owned Securities” has the meaning set forth in Section 2.1(b).
“Owned Shares” has the meaning set forth in the recitals hereto.
“Parties” and “Party” have the meaning set forth in the recitals hereto.
“Private Placement Warrants” has the meaning set forth in the recitals hereto.
“Promote Shares” means the Owned Shares (of which 3,750,000 shares are outstanding) or any other Equity Securities of Acquiror into which such Owned Shares are converted.
“Promote Shares Pro Rata Percentage” means, with respect to any Insider Holder, the percentage set forth opposite such Insider Holder’s name in the column titled “Promote Shares Pro Rata Percentage” on Schedule I (as it may be amended from time to time prior to the Closing).
“Public Communication” has the meaning set forth in Section 1.6.
“Redemption Percentage” means the percentage calculated as the quotient (expressed as a percentage) of (i) the aggregate number of Acquiror Class A Shares that are the subject of Acquiror Share Redemptions (that are not withdrawn) divided by (ii) the total number of issued and outstanding Acquiror Class A Shares immediately prior to the Effective Time and without giving effect to any such Acquiror Share Redemption.
“Sponsor” has the meaning set forth in the preamble.
“Transfer” means the (i) sale of, assignment, exchange, conveyance, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, or other transfer or disposition, whether direct or indirect, whether or not for value, and whether or not by operation of law (including by merger, consolidation or otherwise), including any transfer of a Covered Security to a broker or other nominee (with or without a corresponding change in beneficial ownership) and any transfer of voting control of such Covered Security, (ii) establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (iii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, (iv) entry into any Contract providing for any transaction contemplated by the preceding clauses (i) through (iii), or (v) public announcement of any intention to effect any transaction specified in clauses (i) through (iv).
Section 3.2   Construction.    This Agreement and all of its provisions shall be interpreted in accordance with Section 1.2 of the Merger Agreement, the provisions of which are incorporated herein by reference as if set forth herein, mutatis mutandis.
Section 3.3   Termination.    This Agreement and all of its provisions shall automatically terminate and be of no further force or effect (a) upon the termination of the Merger Agreement in accordance with its terms or (b) as mutually agreed in writing by the Parties in accordance with Section 3.5. Upon any valid termination of this Agreement, all obligations of the Parties hereunder shall terminate, without any Liability or other obligation on the part of any Party to any Person in respect of this Agreement or the transactions contemplated hereby, and no Person shall have any claim or right against any Party, whether in contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination

7

of this Agreement shall not relieve any Party from any Liability arising in respect of any breach of this Agreement prior to such termination. This Article III shall survive the termination of this Agreement.
Section 3.4   Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall (a) be assigned by any of the Insider Holders in whole or in part (whether by operation of Law or otherwise) without the prior written consent of Acquiror and the Company or (b) be assigned by Acquiror or the Company in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the Company or the Acquiror, respectively, and the applicable Insider Holder. Any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns.
Section 3.5   Amendment.    Subject to Section 3.3, this Agreement may not be amended, restated, supplemented or otherwise modified, except upon the execution and delivery of a written agreement providing therefor by Acquiror, the Company, each Insider Holder and any other Person to which any Owned Share or Private Placement Warrant has been Transferred in accordance with Section 1.2 and Section 1.3.
Section 3.6   Waiver.    No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies otherwise available to the Parties. No waiver of any right, power or privilege hereunder shall be valid unless it is set forth in a written instrument executed and delivered by the Party to be charged with such waiver.
Section 3.7   No Third-Party Beneficiaries.    Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their respective heirs, successors and permitted assigns, any right or remedy under or by reason of this Agreement.
Section 3.8   Notices.    All notices and other communications under this Agreement between the Parties shall be in writing and shall be deemed to have been duly given, delivered and received (a) when delivered in person, (b) when delivered after posting in the U.S. mail, having been sent registered or certified mail, return receipt requested, postage prepaid, (c) when delivered by FedEx or another nationally recognized overnight delivery service or (d) when delivered by email (provided that, if receipt has not been confirmed (excluding any automated reply, such as an out-of-office notification) then a copy shall be dispatched in the manner described in the preceding clause (c) no later than 24 hours after such delivery by email) addressed as follows:
If to Acquiror prior to the Effective Time, to:
AMCI Acquisition Corp. II
600 Steamboat Road
Greenwich, CT 06830
Attn:      Nimesh Patel
E-mail:   [***]
and
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
Attn:      Emery Choi, Oliver Wright and Elliot Smith
E-mail:   [***], [***] and [***]

8

If to Acquiror following the Effective Time or to the Company, to:
LanzaTech NZ, Inc.
8045 Lamon Avenue, Suite 400
Skokie, IL 60077
Attention: Mark Burton
Email:      [***]
with copies (which shall not constitute notice) to:
Covington & Burling LLP
Salesforce Tower
415 Mission Street, Suite 5400
San Francisco, CA 94105
Attention: Denny Kwon
Email:      [***]
and
Covington & Burling LLP
3000 El Camino Real
5 Palo Alto Square, 10th Floor
Palo Alto, CA 94306
Attention: Scott A. Anthony
Email:      [***]
If to an Insider Holder, to the email address set forth below such Insider Holder’s name in Schedule I with copies (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
Attn:     Emery Choi, Oliver Wright and Elliott Smith
E-mail:   [***], [***] and [***]
Section 3.9   Other Provisions.    The provisions set forth in each of Sections 12.6 (Governing Law), 12.13 (Severability), 11.14 (Jurisdiction; Waiver of Trial By Jury) and 12.15 (Enforcement) of the Merger Agreement are incorporated herein by reference as if set forth herein, mutatis mutandis.
Section 3.10   Entire Agreement.    This Agreement constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior understandings, agreements and representations by or among the Parties hereto to the extent they relate in any way to the subject matter hereof.
Section 3.11   Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.
Section 3.12   Capacity as a Stockholder.    Notwithstanding anything herein to the contrary, each Insider Holder signs this Agreement solely in such Insider Holder’s capacity as a stockholder of Acquiror, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of the Insider Holder or any Affiliate, employee or designee of the Insider Holder or any of their respective Affiliates in his or her capacity, if applicable, as an officer or director of Acquiror or any other Person.
[Remainder of page intentionally left blank.]

9

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the date first written above.
INSIDER HOLDERS
SPONSOR:
AMCI SPONSOR II LLC
By:
/s/ Nimesh Patel

Name:
Nimesh Patel

Title:
Chief Executive Officer

AMCI Group, LLC Series 35
By:
/s/ Hans Mende

Name:
Hans Mende

Title:
Authorized Signatory

/s/ Nimesh Patel

Name: Nimesh Patel
/s/ Brian Beem

Name: Brian Beem
/s/ Patrick Murphy

Name: Patrick Murphy
/s/ Walker Woodson

Name: Walker Woodson
/s/ Kate Burson

Name: Kate Burson
/s/ Adrian Paterson

Name: Adrian Paterson
/s/ Mark Pinho

Name: Mark Pinho
/s/ Jill Watz

Name: Jill Watz
/s/ Morgan Holmes

Name: Morgan Holmes
/s/ Henry Copses

Name: Henry Copses
[Signature Page of Sponsor Support Agreement]

ACQUIROR:
AMCI ACQUISITION CORP. II
By:
/s/ Nimesh Patel

Name:
Nimesh Patel

Title:
Chief Executive Officer

[Signature Page of Sponsor Support Agreement]

COMPANY:
LANZATECH NZ, INC.
By:
/s/ Jennifer Holmgren

Name:
Jennifer Holmgren

Title:
Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Schedule I
Acquiror Common Shares and Private Placement Warrants
[Omitted.]
[Schedule I of Sponsor Support Agreement]

Exhibit A
Illustrative Promote Shares Forfeiture Schedule
Redemption Percentage	100%	90%	80%	70%	60%	51%	50%
# of Promote Shares Forfeited (assuming 3,750,000 Promote Shares outstanding)	1,250,000	1,000,000	750,000	500,000	250,000	25,000	0
[Exhibit A of Sponsor Support Agreement]

EXHIBIT C
FORM OF REGISTRATION RIGHTS AGREEMENT
[Included as Annex E to this proxy statement/prospectus]

EXHIBIT D
FORM OF LOCK-UP AGREEMENT
           , 2022
LanzaTech NZ, Inc.
AMCI Acquisition Corp. II
Re: Lock-up Agreement
Ladies and Gentlemen:
This letter (this “Letter”) is being delivered to LanzaTech NZ, Inc., a Delaware corporation (“LanzaTech”), and LanzaTech Global, Inc. (formerly known as AMCI Acquisition Corp. II), a Delaware corporation (the “Company”), in accordance with the Agreement and Plan of Merger, dated as of March 8, 2022 (as it may be amended or supplemented from time to time, the “Merger Agreement”), entered into by and among the Company, AMCI Merger Sub, Inc., a Delaware corporation, and LanzaTech. Capitalized terms used but not otherwise defined in this Letter shall have the meanings ascribed thereto in the Merger Agreement.
In order to induce the Company and LanzaTech to proceed with the transactions contemplated in the Merger Agreement and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees with LanzaTech and the Company as follows:
1.
Definitions.

The following terms shall, for all purposes of this Letter, have the respective meanings set forth below:
“Affiliate” means, with respect to any specified person, any other person or entity that, directly or indirectly, is controlled by such specified person, whether through one or more intermediaries or otherwise. The term “control” (including the term “controlled by”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.
“Commission” shall mean the Securities and Exchange Commission.
“Common Stock” shall mean common stock of the Company, par value $0.0001 per share.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.
“Lock-up Period” shall mean the period beginning on the date of the Closing and ending on: (a) if the undersigned is a director or officer of LanzaTech on the date hereof, then, with respect to the undersigned and his or her Permitted Transferees, the earlier of (i) the date that is 12 months from the date of the Closing, (ii) such time when the closing price of the Common Stock shall have equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of the Closing, and (iii) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the date of the Closing that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (b) if the undersigned is an employee (but not a director or officer) of LanzaTech or a subsidiary of LanzaTech on the date hereof (an “Employee”), then, with respect to the undersigned and his or her Permitted Transferees, the date that is six months from the date of the Closing.
“Permitted Transfer” shall mean a Transfer of shares of Common Stock or Related Securities (a) to any Affiliate of the undersigned, (b) by gift to a member of the immediate family of the undersigned (for purposes of this Letter, “immediate family” shall mean any of the following: such person’s spouse, the siblings of such person, the siblings of such person’s spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and of such person’s spouse and of such person’s siblings) or to a trust, the beneficiary of which is the undersigned or a member of the immediate family of the undersigned, or to a charitable organization, (c) by virtue of laws of descent and distribution upon death of the undersigned, (d) pursuant to a qualified domestic relations order, or (e) in connection with the Company’s liquidation, merger, capital stock exchange, reorganization, tender offer, exchange offer or other similar transaction after the date hereof which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided, however, that in the case of clauses (a) through (e), the applicable transferee(s) must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions herein and the other restrictions contained in this Letter.
“Permitted Transferee” shall mean the applicable transferee of any shares of Common Stock or Related Securities pursuant to a Permitted Transfer.
“Related Securities” shall mean any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
2.
Lock-up.

a.
The undersigned, on behalf of himself or herself and any of his or her Affiliates, agrees not to Transfer, in whole or in part, his or her shares of Common Stock or Related Securities, whether (i) held by the undersigned or an Affiliate of the undersigned immediately following the Closing or issuable to the undersigned or an Affiliate of the undersigned pursuant to the Merger Agreement and (ii) any such transaction is to be settled by delivery of shares of Common Stock or Related Securities or other securities, in cash or otherwise, during the Lock-up Period applicable to the undersigned. Notwithstanding the foregoing, during the applicable Lock-up Period: (A) the undersigned may Transfer his or her shares of Common Stock or Related Securities to any Permitted Transferee of the undersigned; provided that such Permitted Transferee shall enter into a written agreement, in substantially the form of this Letter (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the undersigned and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions; (B) subject to applicable securities laws, the undersigned may Transfer shares of Common Stock or Related Securities for up to such number of shares of Common Stock or Related Securities to the Company for the purpose of satisfying any withholding taxes (including estimated taxes) due upon the exercise of any stock options or the vesting of any restricted shares, restricted stock units or similar equity awards granted by the Company to the undersigned; (C) subject to applicable securities laws and the terms of any applicable equity incentive plan or award agreement, as amended from time to time, the undersigned may Transfer shares of Common Stock or Related Securities to the Company for the purpose of effecting a “net settlement” or “net exercise” whereby the undersigned would Transfer shares of Common Stock or Related Securities to the Company to cover the total cost of exercise arising in connection with the exercise of any stock options or similar equity awards granted by the Company to the undersigned; and (D) if the undersigned is an Employee, the undersigned may Transfer shares of Common Stock or Related Securities in a number equal to 10% of the sum of (x) the shares of Common Stock or Related Securities held by the undersigned or which the undersigned has the right to receive pursuant to the Merger Agreement, in each case immediately following the Closing plus (y) any shares of Common Stock underlying any stock options, restricted shares, restricted stock units or similar equity awards granted by the Company to the undersigned and outstanding as of the date hereof.

2

b.
If any Transfer prohibited by this Letter is made or attempted contrary to the provisions of this Letter, such purported Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the shares of Common Stock or Related Securities as one of its equity holders for any purpose. In order to enforce this, the Company may impose stop-transfer instructions with respect to the shares of Common Stock or Related Securities of the undersigned (and his or her permitted assigns, including Permitted Transferees) until the end of the applicable Lock-up Period.

c.
For the avoidance of doubt, the undersigned shall retain all of his or her rights as a stockholder of the Company with respect to the shares of Common Stock during the Lock-up Period applicable to the undersigned, including the right to vote any shares of Common Stock that are entitled to vote.

3.
Miscellaneous.

a.
The undersigned hereby represents and warrants that the undersigned has full power and authority to execute and deliver this Letter and that this Letter constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. The undersigned may not assign this Letter or any of his or her rights, interests or obligations hereunder without the prior written consent of the Company. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. Any obligations of the undersigned shall be binding upon the successors and permitted assigns of the undersigned from and after the date hereof.

b.
This Letter shall automatically terminate upon the earlier to occur of (i) the expiration of the applicable Lock-Up Period, (ii) the termination of the Merger Agreement and (iii) if the undersigned is an Employee, the termination of the employment relationship of the undersigned with LanzaTech or a subsidiary of LanzaTech.

c.
This Letter may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the undersigned and the Company.

d.
This Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

[Signature Page Follows]

3

Very truly yours,

Name:   [   ]
Title:    [   ]
[Signature Page to Lock-up Agreement]

EXHIBIT E
FORM OF ACQUIROR RESTATED CHARTER
[Included as Annex B to this proxy statement/prospectus]

Annex B
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AMCI ACQUISITION CORP. II
, 2022
AMCI Acquisition Corp. II, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:
1.    The name of the Corporation is “AMCI Acquisition Corp. II.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on January 28, 2021 (the “Original Certificate”). The Corporation filed an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on August 3, 2021 (the “Existing Certificate”).
2.    This Second Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Existing Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).
3.    This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.
4.    Certain capitalized terms used in this Amended and Restated Certificate are defined where appropriate herein.
5.    The text of the Existing Certificate is hereby restated and amended in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is LanzaTech Global, Inc. (the “Corporation”).
ARTICLE II
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
ARTICLE III
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.
ARTICLE IV
CAPITALIZATION
Section 4.1    Authorized Capital Stock.    The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 420,000,000 shares, consisting of (a) 400,000,000 shares of common stock (the “Common Stock”) and (b) 20,000,000 shares of preferred stock (the “Preferred Stock”).
Section 4.2    Preferred Stock.    The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide, out of the unissued shares of the Preferred Stock, for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.
Section 4.3    Common Stock.
(a)    Voting.
(i)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.
(ii)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.
(iii)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.
(b)    Dividends.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.
(c)    Liquidation, Dissolution or Winding Up of the Corporation.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.
Section 4.4    Rights and Options.    The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.
ARTICLE V
BOARD OF DIRECTORS
Section 5.1    Board Powers.    The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the Bylaws of the Corporation (“Bylaws”), the

Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate and any Bylaws adopted by the stockholders of the Corporation; provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
Section 5.2    Number, Election and Term.
(a)    The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.
(b)    Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate or the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. The term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate or the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. The term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate or the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors that constitutes the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL.
(c)    Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
(d)    Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights with regard to election of directors.
Section 5.3    Newly Created Directorships and Vacancies.    Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
Section 5.4    Removal.    Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5    Preferred Stock — Directors.    Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.
Section 5.6    Quorum.    A quorum for the transaction of business by the directors shall be set forth in the Bylaws.
ARTICLE VI
BYLAWS
In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), and except as otherwise set forth in the Bylaws, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
ARTICLE VII
SPECIAL MEETINGS OF STOCKHOLDERS; ADVANCE NOTICE; NO ACTION BY WRITTEN CONSENT
Section 7.1    Special Meetings.    Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.
Section 7.2    Advance Notice.    Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.
Section 7.3    No Action by Written Consent.    Any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.
ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION
Section 8.1    Limitation of Director Liability.    A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless a director violated his or her duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2    Indemnification and Advancement of Expenses.
(a)    To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or any predecessor of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
(b)    The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
(c)    Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
(d)    This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE IX
AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article IX. Notwithstanding any other provisions of this Amended and Restated Certificate or any provision of applicable law which might otherwise permit a lesser vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of (i) two-thirds (2/3) of the directors then in office and (ii) the holders of at least sixty-six and two-thirds percent (66 2∕3%) of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal Article V, Article VII, Article IX and Article X of this Amended and Restated Certificate.
ARTICLE X
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS; CONSENT TO JURISDICTION
Section 10.1    Forum.    Subject to the last sentence of this Section 10.1, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its current or former directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its current or former directors, officers or employees governed by the internal affairs doctrine (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware). Notwithstanding the foregoing, (i) the provisions of this Section 10.1 will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.
Section 10.2    Consent to Jurisdiction.    If any action the subject matter of which is within the scope of Section 10.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 10.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 10.3    Severability.    If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
Section 10.4    Deemed Notice.    Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X.
[Signature Page Follows]

IN WITNESS WHEREOF, AMCI Acquisition Corp. II has caused this Second Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.
AMCI ACQUISITION CORP. II
By:	Name: Nimesh Patel Title: Chief Executive Officer
[Signature Page to Second Amended and Restated Certificate of Incorporation]

ANNEX C
SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on March 8, 2022, by and between AMCI Acquisition Corp. II, a Delaware corporation (the “Company”), and the undersigned subscriber (“Subscriber”).
WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into a definitive agreement with LanzaTech NZ, Inc., a Delaware corporation (“LanzaTech”), and the other parties thereto, providing for a business combination between the Company and LanzaTech (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”);
WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), set forth on the signature page hereto (the “Subscribed Shares”), for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and
WHEREAS, on or about the date of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Subscribers have agreed to purchase on the closing date of the Transaction, inclusive of the Subscribed Shares, an aggregate amount of 12,500,000 shares of Class A Common Stock, at the Per Share Price for an aggregate purchase price, inclusive of the Purchase Price, of $125,000,000.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
Section 1.   Subscription.   Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).
Section 2.   Closing.
(a)   The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transaction (the “Closing Date”), immediately prior to and conditioned upon the effectiveness of the consummation of the Transaction.
(b)   At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of U.S. dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), in the name of Subscriber (or its nominee or custodian in accordance with its delivery instructions) (and the Purchase Price shall be released from escrow automatically and without further action by the Company or the Subscriber), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, if Subscriber informs the Company (1) that it is an investment company registered under the Investment

Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: (i) no later than two (2) Business Days prior to the Closing Date as set forth in the Closing Notice, Subscriber shall provide the Company such information that the Company reasonably requests in order for the Company to issue the Subscribed Shares, including, without limitation, the name of the person in whose name the Subscribed Shares are to be issued (or a nominee as indicated by Subscriber) and a duly executed Internal Revenue Service Form W-9 or Form W-8, as applicable, (ii) upon confirmation of Subscriber’s available funds necessary to initiate the wiring of the Purchase Price for the Subscribed Shares, but prior to Subscriber’s release of its payment of the Purchase Price for the Subscribed Shares, on the Closing Date the Company shall issue and deliver to Subscriber the Subscribed Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under applicable securities laws), in book entry form in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable and a copy of the records of the Company’s transfer agent showing Subscriber (or its nominee in accordance with its delivery instructions) as the registered holder of the Subscribed Shares on and as of the Closing Date, and (iii) at 8:00 a.m. New York City time on the Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date), Subscriber shall deliver the Purchase Price by wire transfer of U.S. dollars in immediately available funds to the account(s) specified by the Company in the Closing Notice (which shall not be escrow accounts). In the event that the consummation of the Transaction does not occur within five (5) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and the Subscriber, the Company shall promptly (but in no event later than two (2) Business Days after the anticipated Closing Date specified in the Closing Notice) return the Purchase Price so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday or Sunday, or any other day on which banks located in New York, New York are required or authorized by law to be closed for business.
(c)   The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:
(i)
all conditions precedent to the closing of the Transaction set forth in Article 10 of the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or waived in writing by the person(s) with the authority to make such waiver (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Merger Agreement), and the closing of the Transaction shall be scheduled to occur substantially concurrently with the Closing;

(ii)
no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; and

(iii)
the shares of Class A Common Stock shall be approved for listing on The Nasdaq Stock Market (the “Stock Exchange”) subject only to official notice of issuance and no suspension or removal from listing of the shares of Class A Common Stock on the Stock Exchange shall have occurred and be continuing.

(d)   The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:
(i)
all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transaction, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Subscriber Material Adverse Effect; and

(ii)
Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(e)   The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by Subscriber of the additional conditions that, on the Closing Date:
(i)
all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transaction, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(ii)
the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii)
the terms of the Merger Agreement (as the same exists on the date of this Subscription Agreement) shall not have been amended, modified or waived in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement, including, without limitation, any amendment, modification or waiver of the condition in Section 10.3(d) of the Merger Agreement.

(f)   Prior to or at the Closing, Subscriber shall deliver all such other information as is reasonably requested in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued (or the Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8, as applicable.

Section 3.   Company Representations and Warranties.   The Company represents and warrants to Subscriber that:
(a)   The Company (i) is validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or on the legal authority and ability of the Company to comply with the terms of this Subscription Agreement, including the issuance and sale of the Subscribed Shares, or the Transaction.
(b)   The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Company’s governing and organizational documents or the laws of the State of Delaware.
(c)   This Subscription Agreement has been duly authorized, validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
(d)   Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares hereunder, the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.
(e)   Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5 below, (iii) filings required by the United States Securities and Exchange Commission (the “Commission”), (iv) filings required by the Stock Exchange, including with respect to obtaining stockholder approval, if applicable, (v) filings required to consummate the Transaction as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) those filings, the failure of which to obtain would not have a Company Material Adverse Effect.

(f)   Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.
(g)   Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.
(h)   Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Subscribed Shares as contemplated hereby or (ii) cause the offering of the Subscribed Shares pursuant to this Subscription Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.
(i)   No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company, except for a Disqualification Event as to which Rule 506(d)(2)(ii — iv) or (d)(3) of the Securities Act is applicable.
(j)   The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is in all material respects in compliance with applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder.
(k)   The Class A Common Stock is eligible for clearing through The Depository Trust Company (the “DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Common Stock. The Company’s transfer agent is a participant in DTC’s Fast Automated Securities Transfer Program. The Class A Common Stock is not, and has not been at any time, subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of shares of Class A Common Stock through DTC.
(l)   Except for Goldman Sachs & Co. LLC (“Goldman Sachs”), Barclays Capital Inc. (“Barclays”) and Evercore Group L.L.C. (“Evercore” and together with Goldman Sachs and Barclays, the “Placement Agents” and each a “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber. The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.
(m)   As of their respective dates, each form, report, statement, schedule, prospectus, proxy, registration statement and other document required to be filed by the Company with the Commission prior to the date hereof (collectively, as amended and/or restated since the time of their filing, the “SEC Documents”) complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder as in effect at the time of such filing, and none of the SEC Documents, as of their respective filing dates (or if amended, restated, or superseded prior to the closing of the Transaction, on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing (or if the SEC Documents are amended, restated, or superseded by a filing prior to the closing of the Transaction, on the date of such filing) and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP). A copy of each SEC Document is available to each Subscriber via the Commission’s EDGAR system. The Company has timely filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of the Class A Common Stock with the Commission and through the date hereof. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Documents as of the date hereof.
(n)   As of the date hereof, the authorized capital stock of the Company consists of 301,000,000 shares of stock, consisting of (i) 280,000,000 shares of Class A Common Stock, (ii) 20,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). As of the date hereof and immediately prior to the Closing and prior to giving effect to the Transaction: (i) 15,000,000 shares of Class A Common Stock, 3,750,000 shares of Class B Common Stock and no shares of Preferred Stock were issued and outstanding; (ii) 7,500,000 warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share, and 3,500,000 private placement warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share (together, the “Warrants”), were issued and outstanding; and (iii) no Class A Common Stock was subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (A) issued and outstanding shares of Class A Common Stock have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive rights or similar and (B) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive or similar rights. As of the date hereof, except as set forth above and pursuant to (1) the Other Subscription Agreements, or (2) the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. Except as set forth in the Merger Agreement, as of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than as contemplated by the Merger Agreement or as described in the SEC Documents. Except as described in the SEC Documents, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement.
(o)   The issued and outstanding shares of Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange under the symbol “AMCI.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Stock Exchange or the Commission with respect to any intention by such entity to deregister the shares of Class A Common Stock or prohibit or terminate the listing of the shares of Class A Common Stock on the Stock Exchange. The Company has taken no action that is designed to terminate the registration of the shares of Class A Common Stock under the Exchange Act.
(p)   Upon consummation of the Transaction, the issued and outstanding shares of Class A Common Stock will continue to be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange.

(q)   The Company is not, and immediately after receipt of payment for the Subscribed Shares and consummation of the Transaction, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
(r)   Other than the Other Subscription Agreements and the Merger Agreement (or any other agreement expressly contemplated by the Merger Agreement) or as disclosed in the SEC Documents, as of the date hereof, the Company has not entered into any subscription agreement, side letter or other agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or investor’s direct or indirect investment in the Company. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Per Share Price and other terms with respect to the purchase of the Subscribed Shares that are no more favorable to such Subscriber thereunder than the terms of this Subscription Agreement. The Company may enter into one or more subscription agreements in connection with the Transaction with one or more other investors and reflect the same Per Share Price, provided that if any such subscription agreement contains terms more favorable to the relevant other investor than the terms provided to the Subscriber under this Subscription Agreement (other than the Per Share Price), the Company will provide written notice to the Subscriber of such terms at least five (5) Business Days before the anticipated Closing Date and this Subscription Agreement will be deemed automatically amended as of the date of such notice to include the more favorable terms provided to such other investor.
(s)   Neither the Company nor anyone acting on its behalf has, directly or indirectly, offered the Subscribed Shares or any similar securities for sale to, or solicited any offer to buy the Subscribed Shares or any similar securities from, or otherwise approached or negotiated in respect thereof with, any person other than the Subscriber and a limited number of other accredited investors, each of which has been offered the Subscribed Shares at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Subscribed Shares to the registration requirements of section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.
Section 4.   Subscriber Representations and Warranties.   Subscriber represents and warrants to the Company that:
(a)   Subscriber (i) is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.
(b)   This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
(c)   The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d)   Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A hereto, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto).
(e)   Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act or the securities laws of any State or other jurisdiction and that the Company is not required to register the Subscribed Shares except as set forth in Section 5 of this Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including without limitation a private resale pursuant to so called “Section 4(a)1 1∕2“), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), until at least one year following the filing of certain required information with the Commission after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.
(f)   Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, LanzaTech, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Subscriber agrees that none of (i) any Other Subscriber pursuant to Other Subscription Agreements entered into in connection with the offering of Class A Common Stock (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other purchaser), (ii) the Placement Agents, their respective affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, or (iii) any other party to the Merger Agreement, including any such party’s representatives, affiliates or any of its or their control persons, officers, directors or employees, that is not a party hereto, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Class A Common Stock. On behalf of itself and its affiliates, the Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to this Subscription Agreement or the transactions contemplated hereby.
(g)   In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the Company’s representations in Section 3 of this Subscription Agreement. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, LanzaTech (and its subsidiaries (collectively, the “Acquired Companies”)) and the Transaction, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Company’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges that certain information provided by the Company or by or on behalf of LanzaTech was based on projections prepared by LanzaTech, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement/prospectus that the Company intends to file with the Commission in connection with the Transaction (which will include substantial additional information about the Company, the Acquired Companies and the Transaction and will update and supersede the information previously provided to Subscriber). Subscriber acknowledges and agrees that none of the Acquired Companies or the Placement Agents or any of their respective affiliates or any of such person’s or its affiliate’s control persons, officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided Subscriber with any information, recommendations or advice with respect to the Subscribed Shares nor is such information, recommendations or advice necessary or desired. None of the Acquired Companies, the Placement Agents or any of their respective affiliates or Representatives has made or makes any representation as to the Company or the Acquired Companies or the quality or value of the Subscribed Shares. In connection with the issuance of the Subscribed Shares to Subscriber, none of the Placement Agents or any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber.
(h)   Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company or by means of contact from the Placement Agents or LanzaTech, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company or its affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
(i)   Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Subscriber understands and acknowledges that the purchase and sale of the Subscribed Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).
(j)   Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.
(k)   Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(l)   Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, Subscriber maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.
(m)   No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.
(n)   If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Company or any of its affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.
(o)   Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2 of this Subscription Agreement.
(p)   Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, LanzaTech, the Placement Agents or any of their respective affiliates or any of its or their respective control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company contained in Section 3 of this Subscription Agreement, in making its investment or decision to invest in the Company.
(q)   No broker or finder has acted on behalf of the Subscriber in connection with the sale of the Subscribed Shares pursuant to this Subscription Agreement in such a way as to create any liability on the Company.
(r)   Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of the Company from the date hereof until the Closing or the earlier termination of this Subscription Agreement in accordance with its terms (other than pledges in the ordinary course of business as part of prime brokerage arrangements). “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act. Notwithstanding the foregoing, nothing in this Section 4(r) (i) shall restrict Subscriber’s ability to maintain bona fide hedging positions in respect of the Warrants of the Company held by the Subscriber as of the date hereof; (ii) shall prohibit any entities under common management or that share an investment advisor with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Subscription (including Subscriber’s controlled affiliates and/or affiliates) from entering into any short sales or engaging in other hedging transactions; and (iii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, this Section 4(r) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement (the “Investing Portfolio Manager”) and the portfolio managers who have direct knowledge of the investment decisions made by the Investing Portfolio Manager. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (1) pursuant to an available exemption from the registration requirements of the Securities Act or (2) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Subscribed Shares shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Subscribed Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.
(s)   Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of the Company’s outstanding securities prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).
(t)   Subscriber acknowledges and agrees that no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of this Subscription Agreement or the Transaction.
(u)   Subscriber acknowledges that (i) the Company, LanzaTech and the Placement Agents, and any of their respective affiliates, control persons, officers, directors, employees, agents or representatives currently may have, and later may come into possession of, information regarding the Company and LanzaTech that is not known to Subscriber and that may be material to a decision to purchase the Subscribed Shares, (ii) Subscriber has determined to purchase the Subscribed Shares notwithstanding its lack of knowledge of such information, and (iii) none of the Company, LanzaTech, or the Placement Agents or any of their respective affiliates, control persons, officers, directors, employees, agents or representatives shall have liability to Subscriber, and Subscriber hereby to the extent permitted by law waives and releases any claims it may have against the Company, LanzaTech, the Placement Agents and their respective affiliates, control persons, officers, directors, employees, agents or representatives, with respect to the nondisclosure of such information.
(v)   The Subscriber acknowledges and is aware that Barclays is acting as financial advisor to LanzaTech in connection with the Transaction and that Barclays may receive fees both for its placement agent services and financial advisory services.
(w)   The Subscriber acknowledges and is aware that Evercore acted as underwriter to the Company in connection with the Company’s initial public offering and is acting as financial advisor to the Company in connection with the Transaction and that Evercore may receive fees both for its placement agent services and financial advisory services.

(x)   Neither the due diligence investigation conducted by Subscriber in connection with making its decision to acquire the Subscribed Shares nor any representation and warranty made by the Subscriber hereunder shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties hereunder.
Section 5.   Registration of Subscribed Shares.
(a)   The Company agrees that, within thirty (30) calendar days following the Closing Date, the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than sixty (60) calendar days after the Closing Date (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to one hundred twenty (120) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further that the Company shall have the Registration Statement declared effective within ten (10) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days that the Commission remains closed for. The Company shall provide a draft of the Registration Statement to the Subscriber for review at least two (2) Business Days in advance of the date of filing the Registration Statement with the Commission (the “Filing Date”), and Subscriber shall provide any comments on the Registration Statement to the Company no later than the day immediately preceding the Filing Date. Unless otherwise agreed to in writing by the Subscriber prior to the filing of the Registration Statement, the Subscriber shall not be identified as a statutory underwriter in the Registration Statement; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares or other shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file one or more new Registration Statement(s) (such amendment or new Registration Statement shall also be deemed to be a “Registration Statement” hereunder) to register such additional Subscribed Shares and cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided, that the Additional Effectiveness Deadline shall be extended to one hundred twenty (120) calendar days after the filing of such Registration Statement if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further that the Company shall have such Registration Statement declared effective within ten (10) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days that the Commission remains closed for. Any failure by the Company to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect a Registration Statement as set forth in this Section 5.

(b)   The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earlier of (i) three (3) years from the effective date of the Registration Statement, (ii) the date on which all of the Subscribed Shares shall have been sold or (iii) on the first date on which the Subscriber can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) and the Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. For so long as the Registration Statement shall remain effective, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Subscribed Shares pursuant to the Registration Statement, qualify the Subscribed Shares for listing on the applicable stock exchange on which the Company’s Class A Common Stock is then listed and update or amend the Registration Statement as necessary to include Subscribed Shares. The Company will use its commercially reasonable efforts to, for so long as the Subscriber holds Subscribed Shares, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements to enable the Subscriber to resell the Subscribed Shares pursuant to Rule 144. The Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Subscribed Shares to the Company (or its successor) upon reasonable request to assist the Company in making the determination described above.
(c)   The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Company’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided, that the Company shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated filing date of the Registration Statement; and provided, further, under no circumstances shall Subscriber be required to sign any type of lock-up agreement with respect to the Subscribed Shares. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use would reasonably be expected to materially and adversely affect a bona fide business or financing transaction of the Company or would reasonably be expected to require premature disclosure of information that would materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (w) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred sixty (360) day period, and (x) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Subscriber of such securities as soon as practicable thereafter.

(d)   Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, which notice shall be given no later than three (3) Business Days from the date of such Suspension Event, or (iii) or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that (1) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, the Subscriber will deliver to the Company or, in the Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (w) to the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.
(e)   Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5(e)) and the related suspension period remains in effect, the Company will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability
(f)   For purposes of this Section 5 of this Subscription Agreement, (i) “Subscribed Shares” shall mean, as of any date of determination, the Subscribed Shares (as defined in the recitals to this Subscription Agreement) and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any affiliate of the Subscriber to which the rights under this Section 5 shall have been duly assigned.
(g)   The Company shall indemnify and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents, investment advisors and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”) that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by Subscriber. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).
(h)   Subscriber shall, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement or selling stockholder named in the Registration Statement, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).
(i)   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(j)   The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.
(k)   If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Subscribed Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(k) from any person or entity who was not guilty of such fraudulent misrepresentation.
(l)   In addition, in connection with any sale, assignment, transfer or other disposition of the Subscribed Shares by the Subscriber pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Subscribed Shares held by the Subscriber become freely tradable and upon compliance by the Subscriber with the requirements of this Subscription Agreement, if requested by the Subscriber, the Company shall use commercially reasonable efforts to cause the transfer agent for the Subscribed Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Subscribed Shares and make a new, unlegended entry for such book entry Subscribed Shares sold or disposed of without restrictive legends within three (3) trading days of any such request therefor from the Subscriber, provided that the Company and the Transfer Agent have timely received from the Subscriber customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith. Subject to receipt from the Subscriber by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, including, if required by the Transfer Agent, an opinion of the Company’s counsel, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, the Subscriber may request that the Company remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Subscribed Shares. If restrictive legends are no longer required for such Subscribed Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this Section 5(l) and within two (2) trading days of any request therefor from the Subscriber accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Subscribed Shares. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.
Section 6.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is validly terminated in accordance with its terms, (b) upon the mutual written agreement of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2 of this Subscription Agreement are not satisfied on or prior to the Closing Date, and (d) December 7, 2022, if the Closing has not occurred by such date; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof. Upon the termination hereof in accordance with this Section 6, any monies paid by

Subscriber to the Company in connection herewith shall promptly (and in any event within one (1) Business Day) be returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transaction shall have been consummated.
Section 7.   Trust Account Waiver.   Subscriber hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering (the “IPO”) dated August 3, 2021 available at www.sec.gov, the Company has established a trust account (the “Trust Account”) containing the proceeds of IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company, its public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its affiliates, hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Subscription Agreement, and (c) agrees that it will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to this Subscription Agreement. Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to the Company to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Company or its Representatives, Subscriber hereby acknowledges and agrees that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 7 shall be deemed to limit (i) Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account or for specific performance or other equitable relief, (ii) any claims that Subscriber may have in the future against the Company’s assets that are not held in the Trust Account or (iii) Subscriber’s right to distributions from the Trust Account in accordance with the Company’s certificate of incorporation in respect of any redemptions by Subscriber in respect of Class A Common Stock acquired by any means other than pursuant to this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 7 shall survive termination of this Subscription Agreement.
Section 8.   Miscellaneous.
(a)   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(a).
(b)   Subscriber acknowledges that (i) the Company will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement and

(ii) the Placement Agents and, following the Closing, LanzaTech, will rely on the representations and warranties of the Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 8(b) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify the Company and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.
(c)   Each of the Company, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
(d)   Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.
(e)   Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and the rights set forth in Section 5 of this Subscription Agreement) may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned by the Company. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person; provided, that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and provided further that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.
(f)   All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
(g)   The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company agrees to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange. Subscriber acknowledges that the Company may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of the Company or a registration statement of the Company.
(h)   This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.
(i)   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.
(j)   Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 5, Section 8(b), Section 8(c) and this Section 8(j) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
(k)   Each of the Company and Subscriber further acknowledge and agree that the Placement Agents are third-party beneficiaries of the acknowledgements, covenants, representations and warranties of the Company and of the Subscriber contained in this Subscription Agreement.
(l)   The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Merger Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 8(l) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.
(m)   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(n)   No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.
(o)   This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(p)   This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.
(q)   EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE

THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.
(r)   The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.
(s)   This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.
(t)   The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, file with the Commission a Current Report on Form 8-K (the “Disclosure Document”) disclosing all material terms of this Subscription Agreement and the Other Subscription Agreements and the transactions contemplated hereby and thereby, the Transaction and any other material, nonpublic information that the Company has provided to Subscriber or any of Subscriber’s affiliates, attorneys, agents or representatives at any time prior to the filing of the Disclosure Document and including as exhibits to the Disclosure Document, the form of this Subscription Agreement and the Other Subscription Agreement (in each case, without redaction). Upon the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber and Subscriber’s affiliates, attorneys, agents and representatives shall not be in possession of any material, non-public information received from the Company or any of its affiliates, officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agents or any of their respective affiliates. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, in which case of clause (A) or (B), the Company shall provide the Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with the Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the Commission).
(u)   The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, LanzaTech or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.
(v)   The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive.
(w)   The Company shall be responsible for paying all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment or issuance made under, from the execution, delivery, performance or enforcement of, or otherwise with respect to, this Subscription Agreement.
(x)   If any change in the Class A Common Stock shall occur between the date hereof and immediately prior to the Closing by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Subscribed Shares issued to Subscriber, and the Per Share Price for such Subscribed Shares, shall be appropriately adjusted to reflect such change.
[Signature pages follow.]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.
AMCI ACQUISITION CORP. II
By:

Name:
Title:

Address for Notices:
AMCI Acquisition Corp. II
600 Steamboat Road
Greenwich, CT 06830
Email:
[***]

Attention:
Nimesh Patel

with a copy (not to constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Email:
[***]
[***]

Attention:
Joel Rubinstein
Elliott Smith

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Subscriber:	State/Country of Formation or Domicile:
By:
Name:
Title:
Name in which Subscribed Shares are to be registered (if different):	Date: , 2022
Subscriber’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Email for notices:	Email for notices (if different):
Number of Shares of Class A Common Stock subscribed for:
Aggregate Purchase Price: $	Price Per Share: $10
[Signature Page to Subscription Agreement]

ANNEX A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Annex A should be completed and signed by Subscriber
and constitutes a part of the Subscription Agreement.
1.
QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

•
Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

•
We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

** OR **
2.
ACCREDITED INVESTOR STATUS (Please check each box)

•
Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

•
Subscriber is an “institutional account” within the meaning of FINRA Rule 4512(c).

** AND **
3.
AFFILIATE STATUS
(Please check the applicable box)

SUBSCRIBER:
•
is:

•
is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”
•
Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

•
Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

•
Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

•
Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

•
Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;
•
Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

•
Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

This Annex A should be completed by Subscriber and constitutes a part of the Subscription Agreement.

Annex D
LANZATECH
2023 LONG-TERM INCENTIVE PLAN

D-i

1.
Purposes of the Plan

The purposes of this Plan are to attract, retain, incentivize, and reward top talent through stock ownership; to improve operating and financial performance; and to strengthen the mutuality of interest between eligible service providers and stockholders of LanzaTech Global, Inc. (the “Company”).
2.
Definitions

For purposes of the Plan, capitalized terms have the meaning provided below, or, if not provided below, as defined elsewhere in the Plan or an Award Agreement.
“Administrator” shall have the meaning set forth in Section 4(d) (Appointment of Committees).
“Award” means an award described in Section 6 (Types and Terms of Awards).
“Award Agreement” means the written or electronic agreement evidencing the grant of an Award, including any amendments and attachments thereto.
“Board” means the Board of Directors of the Company.
“Cashless Exercise” means a program approved by the Administrator in which payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with Shares subject to the Option, including by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company’s withholding obligations.
“Cause” means, with respect to the termination of Continuous Service, the term “Cause” (or similar term) that is expressly defined in a Grantee’s service agreement with the Company or a Subsidiary or Parent or, in the absence of such definition, in the applicable Award Agreement. In the absence of such a definition in a service agreement or an Award Agreement, “Cause” shall mean the Grantee’s: (i) performance of any act or failure to perform any act in bad faith and to the material detriment of the Company or any Subsidiary or Parent; (ii) unauthorized use, misappropriation, destruction, or diversion of any tangible or intangible asset or corporate opportunity of the Company or any Parent or Subsidiary (including the improper use or disclosure of confidential or proprietary information); (iii) act of dishonesty, intentional misconduct, breach of fiduciary duty for personal profit, or material breach of or failure to abide by the terms of any agreement with the Company or any Subsidiary or Parent (including the Company’s code of conduct or other policies, including policies relating to confidentiality and reasonable workplace conduct); (iv) conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation, or moral turpitude, or which impairs the Grantee’s ability to perform the Grantee’s duties with the Company or any Parent or Subsidiary; (v) willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate; (vi) engagement in sexual harassment while serving as a Service Provider; or (vii) engagement in sexual harassment or other misconduct within ten (10) years prior to commencement of service with the Company or any Parent or Subsidiary that would negatively impact the business or reputation of the Company or any Subsidiary or Parent that was not disclosed to the Administrator prior to the issuance of an Award.
“Code” means the Internal Revenue Code of 1986, as amended.
“Committee” means any committee of the Board that is composed of at least two non-employee directors of the Board.
“Common Stock” means the common stock of the Company.
“Company” means LanzaTech Global, Inc., a Delaware corporation, or any successor entity.
“Consultant” means any person other than an Employee or a Director (solely with respect to rendering services in such person’s capacity as a Director) who is engaged by the Company or any Subsidiary or Parent to render consulting or advisory services to the Company or such Subsidiary or Parent; provided, that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities. Notwithstanding the foregoing, a person shall be treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.
“Continuous Service” means, except as otherwise provided in a Grantee’s agreement with the Company or a Subsidiary or Parent, the uninterrupted provision of services to the Company or a Parent or Subsidiary in any capacity of Employee, Director, Consultant, or other service provider. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence; (ii) transfers among the Company, any Parent or Subsidiary, or any successor entities, in any capacity of Employee, Director, Consultant, or other service provider; or (iii) any change in status as long as the individual remains in the service of the Company or a Parent or Subsidiary in any capacity of Employee, Director, Consultant, or other service provider (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. If the Grantee does not return from an approved leave of absence, Continuous Service shall terminate as of the end of the approved leave of absence. Notwithstanding the foregoing, unless otherwise provided by the Administrator or required by law, a leave of absence that exceeds three (3) months shall not be treated as Continuous Service, unless the Grantee’s right to re-employment is guaranteed by statute or by contract upon expiration of such leave.
“Corporate Transaction” means any of the following:
(i)   a transaction or series of related transactions in which any person (within the meaning of section 13(d)(3) or 14(d)(2) of the Exchange Act), other than any person who prior to such transaction or series of related transactions owns more than a majority of the Company’s Common Stock, becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the combined voting power of the then outstanding voting securities of the Company; unless the stockholders of the Company immediately before such transaction or series of related transactions own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such transaction or series of related transactions;
(ii)   a consolidation or merger of the Company with or into another entity or a similar transaction involving the Company, unless the stockholders of the Company immediately before such consolidation, merger, or other transaction own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such consolidation or merger;
(iii)   during any twelve-month period, individuals who constitute the Board at the beginning of the twelve-month period cease for any reason to constitute at least a majority of the Board; provided that for purposes of this clause (iii), each Director who is first elected by the Board (or first nominated by the Board for election by the stockholders) by a vote of at least a majority of the Directors who were Directors at the beginning of the twelve-month period shall be deemed to have also been a Director at the beginning of such period;
(iv)   the sale, lease, exclusive license, or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company, other than to an entity of which the stockholders of the Company immediately before such sale, lease, exclusive license, or other disposition own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license, or other disposition; or
(v)   the liquidation, dissolution, or winding up of the Company.
For the avoidance of doubt, a transaction will not constitute a Corporate Transaction if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

Notwithstanding the foregoing, to the extent necessary to avoid adverse tax consequences under section 409A of the Code, a transaction will not be deemed a Corporate Transaction unless the transaction qualifies as a change in control event within the meaning of section 409A of the Code.
“Director” means a member of the Board or the board of directors of any Subsidiary.
“Disability” or “Disabled” means, with respect to a Grantee, the inability of such Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Administrator on the basis of such medical evidence as the Administrator deems warranted under the circumstances.
“Effective Date” means the closing of the Transaction.
“Effective Time” shall have the meaning set forth in Section 14 (Corporate Transactions).
“Employee” means any person, including Officers and Directors, employed by the Company or any Subsidiary.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Fair Market Value” means, as of any date, the value of Common Stock determined as follows:
(i)   if the Common Stock is listed on one or more established stock exchanges or national market systems, including The Nasdaq Global Select Market, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market LLC, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Stock is listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;
(ii)   if the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such stock as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or
(iii)   if neither (i) nor (ii) above applies, the fair market value determined by the Board using any measure of value that the Board determines to be appropriate (including as it considers appropriate, relying on appraisals) in a manner consistent with the valuation principles under sections 409A and 422 of the Code, except as the Board may expressly determine otherwise.
“Grantee” means an individual who holds an Award.
“Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of section 422 of the Code.
“Non-Qualified Stock Option” means an Option that fails to qualify or is not intended to qualify as an Incentive Stock Option.
“Option” means an option to purchase Shares.
“Parent” means a “parent corporation” of the Company, whether now or hereafter existing, as defined in section 424(e) of the Code.
“Performance Award” means the Awards granted under Section 9 (Performance Awards).

“Performance Goals” means the performance goals established in connection with the grant of Performance Awards.
“Performance Period” means a period of consecutive fiscal years, or portions thereof, over which Performance Awards are to be earned.
“Plan” means this LanzaTech 2023 Long-Term Incentive Plan, as may be amended or restated from time to time.
“Restricted Stock” means Shares issued under the Plan subject to restrictions determined by the Administrator and set forth in the applicable Award Agreement.
“Restricted Stock Units” means an Award based on the value of Common Stock that is an unfunded and unsecured promise to deliver Shares, cash, or other property upon the attainment of specified vesting or performance conditions as determined by the Administrator and set forth in the applicable Award Agreement.
“SAR” means a stock appreciation right entitling the Grantee to Shares, other property, or cash compensation, as determined by the Administrator and set forth in the applicable Award Agreement, measured by appreciation in the value of Common Stock.
“Securities Act” means the Securities Act of 1933, as amended.
“Service Provider” means an Employee, a Consultant, or a Director, as applicable.
“Share” means a share of Common Stock.
“Subsidiary” means a “subsidiary corporation” of the Company, whether now or hereafter existing, as defined in section 424(f) of the Code.
“Transaction” means the transaction contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 8, 2022, by and among AMCI Acquisition Corp. II, a Delaware corporation (“AMCI”), AMCI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AMCI, and LanzaTech NZ, Inc., a Delaware corporation, as amended.
“Unrestricted Stock” means Shares issued under the Plan that are not subject to vesting, forfeiture, or similar restrictions pursuant to the applicable Award Agreement. For the sake of clarity, Shares that are only subject to restrictions on transfer, right of first refusal, market stand-off, and other similar restrictions shall not, by virtue of such restrictions, be deemed to be “Restricted Stock.”
3.
Stock Subject to the Plan

(a)
Reserved Shares

Subject to the provisions of Section 13 (Adjustments) and Section 14 (Corporate Transactions), the maximum aggregate number of Shares reserved and available for grant and issuance pursuant to Awards under this Plan is 10% of the aggregate number of Shares issued and outstanding immediately after the closing of the Transaction (the “Share Reserve”). In addition, subject to the provisions of Section 13 (Adjustments) and Section 14 (Corporate Transactions), the Share Reserve will automatically increase on January 1 of each year beginning on January 1, 2024, before the expiration of the Plan, by an amount equal to 3% of the total number of shares of the Company’s capital stock outstanding on December 31st of the preceding year; provided, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of Shares. The Shares may be authorized, but unissued, or reacquired Common Stock.
(b)
Shares Returned to Plan

Any Shares covered by an Award (or portion of an Award) that is forfeited, canceled, reacquired by the Company prior to vesting, expired (whether voluntarily or involuntarily), satisfied without the issuance of Shares, withheld upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, surrendered pursuant to an exchange, or otherwise terminated (other than by exercise) shall again be available for grant and issuance under the Plan, shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares that may be issued under the Plan, and shall not reduce the Share Reserve. With respect to Awards that shall or may be settled in cash, only Shares actually issued pursuant to such Awards will cease to be available under the Plan; all remaining Shares under such Awards will remain available for future grant under the Plan. If any Shares that actually have been issued under the Plan pursuant to an Award are forfeited back to or reacquired by the Company pursuant to the failure to meet a contingency or condition required to vest such shares in the Grantee, a right of first refusal, a forfeiture provision, or repurchase by the Company, then the Shares that are forfeited or reacquired will revert to and again become available for future grant and issuance under the Plan.
(c)
Incentive Stock Option Limit

Subject to the Share Reserve and the provisions of Section 13 (Adjustments) and Section 14 (Corporate Transactions), the maximum aggregate number of Shares which may be issued pursuant to the exercise of Incentive Stock Options will be 760,000,000 Shares (the “ISO Limit”). The purpose of this Section 3(c) (Incentive Stock Option Limit) is to comply with section 422 of the Code so that the Plan does not reach the ISO Limit before the Share Reserve by reason of Shares becoming available for issuance pursuant to Section 3(b) (Shares Returned to Plan), but not being available for issuance pursuant to the exercise of Incentive Stock Options.
(d)
Maximum Awards to Non-Employee Directors

Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any non-employee Director in any calendar year for service as a non-employee Director shall not exceed $1,000,000; provided, that such amount shall be $1,250,000 for the calendar year in which the applicable non-employee Director is initially elected or appointed to the Board. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with FASB ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.
4.
Administration of the Plan

(a)
Administration by the Board

Subject to Section 4(d) (Appointment of Committees) and Section 4(e) (Delegation to Officers), the Plan will be administered by the Board.
(b)
Powers of the Administrator

The Administrator shall have such powers and authority as may be necessary or appropriate for the Administrator to carry out its functions as described in the Plan, including the full discretionary authority to:
(i)   grant Awards and determine recipients and terms thereof, including the type and number of Awards to be granted; the number of Shares or dollar amount to which an Award will relate; the purchase, exercise, or base price; the time or times when Awards may be exercised; vesting criteria and/or Performance Goals; any forfeiture, cancelation, or surrender events; any vesting acceleration or waiver of forfeiture restrictions; and any restriction or limitation regarding any Award or the Shares or other consideration relating thereto;
(ii)   determine Fair Market Value;
(iii)   prescribe and amend the terms of or form of any Award Agreements or document for use under the Plan or notices required to be delivered to the Company by Grantees under the Plan;
(iv)   establish, determine, and measure Performance Goals;
(v)   amend, modify, or terminate any outstanding Award pursuant to Section 11(c) (Amendment of Awards and Award Agreements);

(vi)   accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest;
(vii)   determine whether, to what extent, and under what circumstances (A) an Award may be settled in cash, Stock, other Awards, or other property; or (B) how the purchase price, exercise price, and/or tax withholding will be paid pursuant to Section 7(f) (Payment Upon Exercise); provided that the Administrator may not delegate this authority with respect to the Award of any officer of the Company subject to section 16 of the Securities Act;
(viii)   determine whether conditions and events described in the Plan or in Award Agreements are satisfied, including whether a Grantee is disabled, whether a Corporate Transaction has occurred, and whether a Grantee’s employment or service has terminated with Cause;
(ix)   determine the extent to which adjustments are required pursuant to Section 13 (Adjustments);
(x)   adopt, amend, and/or repeal such administrative rules, guidelines, and practices relating to the Plan as it shall deem advisable;
(xi)   construe and interpret the terms of the Plan and any Award Agreements entered into under the Plan and define terms not otherwise defined in the Plan or an Award Agreement;
(xii)   make and approve corrections in the documentation or administration of any Award;
(xiii)   pursuant to Section 4(h) (Foreign Award Recipients), adopt such modifications, procedures, and sub plans (including any modification to or procedures under such sub plans) as the Administrator determines are necessary or desirable to comply with applicable law in other countries in which the Company and any Parent or Subsidiary operate or have employees or other individuals eligible for Awards;
(xiv)   determine and apply such policies and procedures as it deems appropriate to provide for clawback or recoupment of Awards, as provided under Section 22 (Recoupment; Clawback) or under the terms of an Award Agreement;
(xv)   determine the effect of a Corporate Transaction on outstanding Awards, as provided under Section 6(d) (Substitute Awards in Business Transactions) and Section 14 (Corporate Transactions) of the Plan; and
(xvi)   determine all facts and all other matters that must be determined in connection with the Plan or an Award or that are necessary to administer the Plan and/or any Award Agreement.
(c)
Action by the Administrator

All decisions by the Administrator shall be made in the Administrator’s sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making decisions, determinations, and interpretations with respect to the Plan and any Award granted thereunder, including the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants, and accountants as the Administrator may select. No director or person acting pursuant to the authority delegated by the Administrator shall be liable for any action or determination relating to or under the Plan that is made in good faith.
(d)
Appointment of Committees

To the extent permitted by applicable law, the Board may delegate by resolution any or all of its powers under the Plan to one or more Committees. All references in the Plan to the “Administrator” shall mean the Board, a Committee referred to in this Section 4(d) (Appointment of Committees), or the officers referred to in Section 4(e) (Delegation to Officers), in each case to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee or officer(s). The Board may retain the authority to concurrently administer the Plan with any Committee or officer(s) and may, at any time, revest in the Board some or all of the powers previously delegated.

(e)
Delegation to Officers

To the extent permitted by applicable law, the Board or a Committee may delegate by resolution to one or more officers of the Company the power to grant Awards, subject to any limitations under the Plan, to Employees or officers of the Company or employees or officers of its present or future Subsidiaries, and to exercise such other powers under the Plan as the Board or a Committee may determine; provided, that the Board or a Committee shall fix certain material terms of the Awards to be granted by such officers and shall fix the maximum number of Shares subject to Awards that the officers may grant; provided further, however, that no officer shall be authorized to grant Awards to himself or herself or any such officer’s spouse (or former spouse), domestic partner, child, stepchild, grandchild, parent, stepparent, sibling, father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, grandparent, niece or nephew, including adoptive relationships.
(f)
Section 16 of the Exchange Act

(i)   Notwithstanding Section 4(d) (Appointment of Committees) and Section 4(e) (Delegation to Officers), no delegation may be made by the Board or a Committee that would cause Awards or other transactions under the Plan to cease to be exempt from section 16(b) of the Exchange Act.
(ii)   To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3 of the Exchange Act (“Rule 16b-3”), the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.
(g)
Indemnification

The Administrator shall not be liable for any act, omission, interpretation, construction, or determination made in good faith in connection with the Plan. In addition to such other rights of indemnification as they may have, members of the Board and any Committee (and any individuals to whom authority to act for the Board or Committee is delegated in accordance with the Plan) shall be defended and indemnified by the Company to the extent permitted by applicable law against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit, or proceeding; or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit, or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit, or proceeding that such person is liable for gross negligence, bad faith, or intentional misconduct. Upon the institution of any such claim, investigation, action, suit, or proceeding, any such indemnified person against whom a claim is made shall notify the Company in writing and give the Company the opportunity, within thirty (30) days after such notice and at its own expense, to handle and defend the same before such indemnified person undertakes to handle it on his or her own behalf.
(h)
Foreign Award Recipients

Notwithstanding any provision of the Plan to the contrary and in addition to those powers enumerated in Section 4(b) (Powers of the Administrator), in order to comply with applicable law in other countries in which the Company and any Parent or Subsidiary operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries, if any, shall be covered by the Plan; (ii) determine which individuals, if any, outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with foreign applicable law; (iv) establish sub plans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable to (A) comply with provisions of the laws of jurisdictions outside of the United States in which the Company or any Subsidiary may operate; (B) satisfy securities, tax, or other laws of various jurisdictions in which the Company intends to grant Awards; or (C) qualify for favorable tax treatment under applicable foreign laws; provided, however, that no such sub plans and/or modifications to such sub plans shall increase the share limitation contained in Section 3 (Stock Subject to the Plan); and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals.

(i)
Addenda

The Administrator may approve such addenda to the Plan as it may consider necessary or appropriate for the purpose of granting Awards to Employees, Directors, or Consultants, which Awards may contain such terms and conditions as the Administrator deems necessary or appropriate to accommodate differences in local law, tax policy, or custom, which, if so required under applicable law, may deviate from the terms and conditions set forth in this Plan. The terms of any such addenda shall supersede the terms of the Plan to the extent necessary to accommodate such differences but shall not otherwise affect the terms of the Plan as in effect for any other purpose.
5.
Eligibility for Awards

Awards other than Incentive Stock Options may be granted to Employees, Directors, and Consultants; provided that, to the extent required to avoid accelerated taxation and/or tax penalties under section 409A of the Code, an Option or a SAR may be granted only to Employees, Directors, and Consultants with respect to whom the Company is an “eligible issuer of service recipient stock” within the meaning of section 409A of the Code. Incentive Stock Options may be granted only to Employees.
6.
Types and Terms of Awards

(a)
General

Awards may be made under the Plan in the form of (i) Options, (ii) SARs, (iii) Restricted Stock, (iv) Restricted Stock Units, (v) Unrestricted Stock, (vi) Performance Awards, and (vii) other stock-based awards or cash incentives that the Administrator determines are consistent with the purpose of the Plan and the interests of the Company.
(b)
Conditions of Awards

Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, restrictions and restriction periods, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon exercise or settlement of the Award, payment contingencies, and satisfaction of any Performance Goals. Subject to the terms of the Plan, the Administrator may determine the effect on an Award of the Disability, death, termination or other cessation of employment or service, an authorized leave of absence, or other change in the employment or service relationship of the Grantee. All of the terms and conditions of an Award shall be as set forth in the applicable Award Agreement or in the Plan.
(c)
Discretion of Administrator

Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Administrator need not treat Grantees uniformly. In selecting persons to receive Awards under the Plan and in determining the type and amount of Awards to be granted under the Plan, the Administrator may consider any and all factors that it deems relevant or appropriate.
(d)
Substitute Awards in Business Transactions

Nothing contained in the Plan shall be construed to limit the right of the Administrator to grant Awards under the Plan in connection with the acquisition by the Company, whether by purchase, merger, consolidation, or other corporate transaction, of the business or assets of any corporation or other entity. Without limiting the foregoing, the Administrator may grant Awards under the Plan to an employee, consultant, or director of another company who becomes eligible to participate in the Plan by reason of any such business transaction in substitution for awards previously granted by such corporation or entity to such person. The terms and conditions of the substitute Awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Administrator deems necessary for such purpose. Any Shares subject to these substitute Awards shall not be counted against any of the maximum share limitations set forth in Section 3 (Stock Subject to the Plan).

(e)
Rights of a Stockholder

A Grantee shall have no rights as a shareholder with respect to the Shares covered by an Award until the date the Grantee becomes the holder of record of such Shares. No adjustment shall be made for dividends or other rights for which the record date is prior to such date, except as provided by the Administrator.
(f)
Fractional Shares

In the case of any fractional Share resulting from the grant, vesting, payment, exercise of an Award (including the withholding of Shares to satisfy tax withholding requirements), or crediting of dividends under an Award, the Administrator shall have the full discretionary authority to (i) disregard such fractional Share, (ii) round such fractional Share to the nearest lower whole Share, or (iii) convert such fractional Share into a right to receive a cash payment.
(g) Leaves of Absence
The Administrator shall have the discretion to determine at any time whether and to what extent the vesting of an Award (or lapsing of the Company’s repurchase rights) shall be tolled during any leave of absence; provided, however, that in the absence of such determination, vesting of Awards (or lapsing of the Company’s repurchase rights) shall continue during any paid leave and shall be tolled during any unpaid leave (unless otherwise required by law, including the Uniform Services Employment and Reemployment Rights Act with respect to military leave).
7.
Options and SARs

(a)
General

The Administrator may grant Options and SARs under the Plan and determine the number of Shares to be covered by each Option and/or SAR; the exercise price; and such other terms, conditions, and limitations applicable to the exercise of each Option and/or SAR, as it deems necessary or advisable. Subject to Section 7(g) (Annual Limit on Incentive Stock Options), Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be a Non-Qualified Stock Option.
(b)
Exercise Price

The exercise price per Share subject to an Option or SAR shall be determined by the Administrator at the time of grant but shall not be less than 100% of the Fair Market Value on the date of grant, unless the Board expressly determines otherwise and such Option or SAR complies with applicable law, including section 409A of the Code to the extent applicable. If an Employee owns or is deemed to own (by reason of the attribution rules of section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Subsidiary or Parent, and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option shall not be less than 110% of the Fair Market Value on the grant date. Notwithstanding the foregoing, Options may be granted with a per Share exercise price, other than as required above, as a substitution for a stock option or stock appreciation right in accordance with and pursuant to section 424 of the Code, in the case of an Incentive Stock Option, and pursuant to section 409A of the Code, in the case of a Non-Qualified Stock Option.
(c)
Term of Options and SARs

The term of each Option and SAR shall be fixed by the Administrator and set forth in the Award Agreement; provided, however, that no Option or SAR shall be exercisable after the day immediately preceding the tenth anniversary of the date of grant. If an Employee owns or is deemed to own (by reason of the attribution rules of section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Subsidiary or Parent, and an Incentive Stock Option is granted to such Employee, such Option shall not be exercisable after the day immediately preceding the fifth anniversary of the date of grant. In accordance with section 422 of the Code, to the extent any Incentive Stock Option is exercised later than three (3) months after the Employee ceases to be employed by the Company or any Subsidiary, except in the case of death or Disability, it will be a Non-Qualified Stock Option.

(d) Exercisability; Rights of a Stockholder
Subject to Section 7(j) (Non-Exempt Employees), Options and SARs shall become vested and/or exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator and set forth in the applicable Award Agreement; provided, however, that the Administrator may at any time accelerate the vesting and/or exercisability of all or any portion of any Option or SAR. If the Administrator determines appropriate for the orderly administration of the Plan, the Administrator shall have the authority to designate a time or times during which otherwise exercisable Options or SARs may not be exercised. A Grantee shall have the rights of a stockholder only as to Shares acquired upon the exercise of an Option or SAR in accordance with the Plan and applicable Award Agreement (and not as to Shares underlying an unexercised Option or SAR) and the entry of such Grantee’s name as a stockholder in the books of the Company.
(e)
Exercise of Options and SARs

Options and SARs may be exercised in whole or in part by delivery to the Company of a written notice of exercise in such form of notice (including electronic notice) and manner of delivery as is specified by the Administrator, together with payment in full as specified in Section 7(f) (Payment Upon Exercise) for the number of Shares for which the Option or SAR is exercised. Shares subject to the Option or SAR will be delivered by the Company as soon as practicable following exercise. The Administrator may specify a reasonable minimum number of Shares with respect to which an Option or SAR may be exercised; provided that such minimum number will not prevent the Grantee from exercising the Option or SAR with respect to the full number of Shares with respect to which it is then exercisable. If someone other than the Grantee exercises an Option or SAR, then such person must submit documentation reasonably acceptable to the Company verifying that such person has the legal right to exercise the Option or SAR. Notwithstanding the foregoing, SARs may be settled in any form specified by the Administrator in the Award Agreement, including, but not limited to, the delivery of Shares, cash, or a combination of cash and Shares as deemed appropriate by the Administrator.
(f)
Payment Upon Exercise

No Shares or other consideration shall be delivered pursuant to any exercise of an Option or SAR until payment in full of all required tax withholding, and in the case of an Option, the aggregate exercise price. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option and to the extent required by applicable law, shall be determined at the time of grant) and may consist of: (1) cash; (2) check; (3) to the extent permitted under applicable law, delivery of a promissory note with such recourse, interest, security, redemption, and other provisions as the Administrator determines to be appropriate (subject to the provisions of section 153 of the Delaware General Corporation Law and any other applicable law); (4) cancellation of indebtedness; (5) other previously owned Shares that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is exercised; (6) a Cashless Exercise; (7) such other consideration and method of payment permitted under applicable law; or (8) any combination of the foregoing methods of payment. Notwithstanding anything to the contrary herein, unless the Administrator gives prior written approval, pursuant to Section 4(b)(vii), a Grantee shall not be entitled to satisfy the requirement of payment in full of any tax withholding, as set forth in this Section 7(f) (Payment Upon Exercise), through any Cashless Exercise or “net exercise” arrangement. Payment instruments will be received subject to collection.
(g)
Annual Limit on Incentive Stock Options

Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Grantee during any calendar year (under all plans of the Company and any Subsidiary or Parent) exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options. For purposes of this Section 7(g) (Annual Limit on Incentive Stock Options), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(h)
Early Exercise

The Award Agreement for an Option may, but need not, include a provision whereby the Grantee may elect at any time, while an Employee, Director, or Consultant, to exercise any part or all of the Option prior to full vesting or the vesting of such portion. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or any Subsidiary or Parent or to any other restriction the Administrator determines to be appropriate.
(i) No Repricing; No Reload Grants
Except for adjustments pursuant to Section 13 (Adjustments), at any time when the exercise price of an Option or SAR exceeds the Fair Market Value of a Share, the Company shall not, without shareholder approval, reduce the exercise price of such Option or SAR or exchange such Option or SAR for a new Award with a lower (or no) exercise price or for cash. Options shall not be granted under the Plan in consideration for and shall not be conditioned upon the delivery of Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.
(j) Non-Exempt Employees
If an Option is granted to an Employee in the United States who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable until at least six (6) months following the date of grant of the Option (although the Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction, or (iii) upon the Grantee’s retirement (as such term may be defined in the applicable Award Agreement or the Grantee’s employment agreement, or, if no such definition exists, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options held by such employee may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt Employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt Employee in connection with the exercise, vesting, issuance of any Shares or other property, or payment of any cash under any other Award will be exempt from the Employee’s regular rate of pay, the provisions of this Section 7(j) (Non-Exempt Employees) will apply to all types of Awards.
8.
Restricted Stock, Restricted Stock Units, and Unrestricted Stock

(a)
General

The Administrator shall determine the terms and conditions of each Award Agreement for Restricted Stock, Restricted Stock Units, and Unrestricted Stock. Award Agreements for Restricted Stock and Restricted Stock Units shall include such restrictions as the Administrator may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Administrator may deem appropriate.
(b)
Stock Certificates

The Company may require that any stock certificates issued in respect of Shares of Restricted Stock shall be deposited in escrow by the Grantee, together with a stock power endorsed in blank, with the Company (or its designee). Following the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Grantee or if the Grantee has died, to the Grantee’s beneficiary, determined in accordance with Section 26 (Beneficiaries).
(c)
Forfeiture and the Option to Purchase

Except as otherwise determined by the Administrator or by agreement between the Grantee and the Company or a Subsidiary or Parent, upon a Grantee’s termination of Continuous Service (as determined under criteria established by the Administrator) for any reason during the applicable restriction period, the Company (or its designee) shall have the right, but shall not be obligated, (i) to repurchase from the Grantee all or part of the Shares of Restricted Stock still subject to restriction at their issue price or other stated or formula price; or (ii) to require forfeiture of such Shares, if issued, at no cost.
(d)
Rights as a Stockholder

Upon (i) the grant of an Award for Restricted Stock or for Unrestricted Stock or the settlement in Shares of Restricted Stock Units and (ii) payment of any applicable purchase price, the Grantee of such Award shall be entered as a stockholder on the books of the Company and considered the holder of record of such Shares. Without limiting the foregoing, the Grantee shall be entitled to (1) vote such Shares if, and to the extent, such Shares are entitled to voting rights, and (2) subject to Section 8(e) (Dividends; Dividend Equivalents), receive all dividends and any other distributions declared on such Shares; provided, however, that the Company is under no duty to declare any such dividends or to make any such distribution.
(e)
Dividends; Dividend Equivalents

Grantees who hold Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to those shares of Restricted Stock, unless determined otherwise by the Administrator. The Administrator will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and/or subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. The Administrator may, but need not, provide in the Award Agreement for Restricted Stock Units that the Company will pay or accrue dividend equivalents with respect to such Restricted Stock Units on each date dividends on Common Stock are paid prior to the settlement of the Restricted Stock Units, subject to such conditions as the Administrator may deem appropriate. The time and form of any such payment of dividend equivalents shall be specified in the Award Agreement.
(f)
Settlement of Restricted Stock Units

Restricted Stock Units may be settled in any form specified by the Administrator in the Award Agreement, including, but not limited to, the delivery of Shares, cash, or a combination of cash and Shares as deemed appropriate by the Administrator. At the time of grant, the Administrator may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the Restricted Stock Units.
9.
Performance Awards

Performance Awards subject to vesting or payment based on the achievement of Performance Goals may be granted under the Plan. The Administrator shall determine the terms and conditions of the Performance Awards, including the number of Shares covered by the Award, the duration of the Performance Period, whether the Performance Award will be paid in Shares, other property, cash, or a combination of the forgoing, and any other terms and conditions. In all cases, the Administrator may condition the vesting or value of an Award upon the achievement of Performance Goals; any such Award shall constitute a Performance Award for purpose of this Plan. At the expiration of the Performance Period, the Administrator shall evaluate the Performance Award holder’s and/or the Company’s performance in light of any Performance Goals for such Performance Award, and shall determine the number of Shares (or other applicable payment measures) which have been earned. Each Performance Award shall be subject to an Award Agreement.
10.
Other Awards

(a)
Other Stock-Based Awards

Subject to the provisions of the Plan, the Administrator may grant other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock. Such Awards may be granted either alone or in conjunction with other Awards granted under the Plan. Each such Award shall be confirmed by, and subject to, the terms of an Award Agreement.
(b)
Cash Incentive Awards

Subject to the provisions of the Plan, the Administrator may grant cash incentive awards.

11.
General Provisions Applicable to Awards

(a)
Transferability

Awards shall not be sold, assigned, transferred, pledged, or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, and may be exercised, during the lifetime of the Grantee, only by the Grantee. Notwithstanding the foregoing, the Administrator may provide, including in an Award Agreement, that the Award is transferable by will, by the laws of descent and distribution, or as permitted by applicable law. References to a Grantee, to the extent relevant in the context, shall include references to authorized transferees.
(b)
Withholding and Tax

The Grantee must satisfy all applicable federal, state, local, and foreign or other income and employment tax withholding obligations before the Company will deliver stock certificates (or such other consideration payable pursuant to the Award) or otherwise recognize ownership of Shares under an Award. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Grantee must pay the Company the full amount, if any, required for withholding. If provided for in an Award or approved by the Administrator in its sole discretion, the Grantee may satisfy such tax obligations in whole or in part by (i) having a broker tender to the Company cash equal to the withholding obligations, or (ii) delivery of Shares, including Shares retained from the Award creating the tax obligation, valued at their Fair Market Value; provided, however, that except as otherwise provided by the Administrator, the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares surrendered to satisfy tax withholding requirements must not be subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements. The Grantee shall bear all taxes on all Awards and payments thereunder to the extent that no taxes are withheld, irrespective of whether withholding is required. The Company has no obligation to secure favorable tax treatment for any Grantee with respect to any Award or any payment thereunder.
(c)
Amendment of Awards and Award Agreements

The Administrator may amend, modify, or terminate any outstanding Award and Award Agreement, at any time and for any reason. The Grantee’s consent to such action shall be required unless:
(i)   the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Grantee’s rights under the Plan;
(ii)   the change is permitted under Section 12(b) (Non-U.S. Grantees), Section 13 (Adjustments), Section 14 (Corporate Transactions), or Section 19 (Section 409A); or
(iii)   the Administrator determines that the action is required or advisable in order for the Company, the Plan, or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard.
(d)
Trading Policy Restrictions

Option exercises and Awards under the Plan shall be subject to the Company’s insider trading policy, and such related restrictions, terms and conditions, or other policies as may be established by the Administrator from time to time.
12.
Conditions Upon Issuance of Shares

(a)
Compliance with Laws

The Plan, the Awards thereunder, and the obligation of the Company to deliver Shares (or other consideration) under such Awards, shall be subject to all applicable foreign, federal, state, and local laws, rules, and regulations; stock exchange rules and regulations; and such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Grantee’s name or deliver Shares prior to the completion of any registration or qualification of such Shares under any foreign, federal, state, or local law; or any ruling or regulation of any government body which the Administrator shall determine to be necessary or advisable. To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. No Option or SAR shall be exercisable and no Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Stock underlying such Award is effective and current or the Company has determined that such registration is unnecessary. The Company shall have no obligation to effect any registration or qualification of the Shares under foreign, federal, state, or local laws, rules, or regulations.
(b) Non-U.S. Grantees
In the event an Award is granted to or held by a Grantee who is employed or providing services outside the United States, the Administrator may, in its sole discretion, modify the provisions of the Plan (including any sub plan) or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency, or tax policy. The Administrator may also impose conditions on the grant, issuance, exercise, vesting, settlement, or retention of Awards in order to comply with such foreign law and/or to minimize the Company’s obligations with respect to tax equalization for Grantees employed outside their home country.
13.
Adjustments

(a)   In the event of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, combination or exchange of shares, reclassification of shares, spin-off, or other similar change in capitalization or event, or any dividend or distribution to holders of Shares other than an ordinary cash dividend, (i) the number and class of securities available under the Plan, including the ISO Limit, (ii) the number and class of securities and exercise price per Share of each outstanding Option and SAR, (iii) the number of Shares subject to and the repurchase price per Share subject to each outstanding Restricted Stock Award (or restricted Share arrangement pursuant to each “early exercised” Option) and Restricted Stock Unit Award, and (iv) the terms of each other outstanding Award may be equitably adjusted (or substituted Awards may be made, if applicable) in the manner determined by the Administrator; provided, however, that each adjustment to Non-Qualified Stock Options or SARs shall satisfy the requirements of Treas. Reg. § 1.409A-1(b)(5)(v)(D) and each adjustment to Incentive Stock Options shall satisfy the requirements of Treas.
Reg. § 1.424-1.
(b)   If a majority of the shares which are of the same class as the shares that are subject to the Award are exchanged by whatever means for, converted into, or otherwise become (whether or not pursuant to a Corporate Transaction) shares of another corporation (the “New Shares”), the Board may unilaterally amend the Award to provide that the Award is for New Shares. In the event of any such amendment, the number of shares subject to the Award shall be adjusted in accordance with Section 13(a).
(c)   Any adjustments made under this Section 13 (Adjustments) shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3.
14.
Corporate Transactions

(a)   The Administrator may provide, in its sole discretion, with respect to the treatment of each outstanding Award (either separately for each Award (or portion of Award) or uniformly for all Awards), upon the consummation of a Corporate Transaction (such time to be referred to as the “Effective Time”), for any combination of the following:
(i)   any or all outstanding Options and SARs shall become vested and immediately exercisable, in whole or in part;
(ii)   any or all outstanding Restricted Stock or Restricted Stock Units shall become non-forfeitable, in whole or in part;

(iii)   any Option or SAR shall be assumed by the surviving or successor company or canceled in exchange for substitute stock options or stock appreciation rights in a manner consistent with the requirements of Treas. Reg. § 1.409A-1(b)(5)(v)(D), in the case of a Non-Qualified Stock Option or SAR, and Treas. Reg. § 1.424-1(a), in the case of an Incentive Stock Option; any substitute stock option or stock appreciation right shall be vested to the extent the assumed Option or SAR was vested and, to the extent unvested, shall be subject to the same vesting schedule;
(iv)   any Option or SAR that is not exercised as of the date of the Effective Time (including any Option or SAR that is not exercisable as of such date) shall be canceled for no consideration;
(v)   any Option or SAR shall be canceled in exchange for cash and/or other substitute consideration with a value equal to (A) the number of Shares subject thereto, multiplied by (B) the difference, if any, between the Fair Market Value per Share on the date of the Corporate Transaction or the per share consideration payable to the Company’s stockholders in the Corporate Transaction (such per share consideration, the “Transaction Consideration”) and the exercise price per Share of that Option or SAR; provided, that if the Fair Market Value per Share on the date of the Corporate Transaction or the Transaction Consideration does not exceed such exercise price, the Administrator may cancel that Option or SAR without any payment of consideration therefor;
(vi)   any Restricted Stock or Restricted Stock Unit shall be assumed by the successor corporation or canceled in exchange for restricted stock or restricted stock units in respect of the capital stock of any successor corporation;
(vii)   any Restricted Stock shall be redeemed for cash and/or other substitute consideration with a value equal to (i) the Fair Market Value of an unrestricted Share on the date of the Corporate Transaction or (ii) the Transaction Consideration;
(viii)   any Restricted Stock Unit shall, subject to Section 19 (Section 409A), be canceled in exchange for cash and/or other substitute consideration with a value equal to (i) the Fair Market Value per Share on the date of the Corporate Transaction or (ii) the Transaction Consideration; and/or
(ix)   to the extent allowed under applicable law, such other modifications, substitutions, adjustments, or amendments to outstanding awards or the Plan as the Administrator deems necessary or appropriate.
(b)   Subject to section 409A of the Code, in the event that an Award is treated as provided for in Section 14(a)(v), 14(a)(vii), or 14(a)(viii), such payment may be made in installments and may be deferred until the date or dates the Award would have become exercisable or vested. Such payment may be subject to vesting based on the Grantee’s continued service; provided that the vesting schedule shall not be less favorable to the Grantee than the schedule under which the Award would have become vested or exercisable. For this purpose, the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.
(c)   In the event a successor or acquiring corporation (if any) refuses to assume, convert, replace, or substitute Awards, as provided in this Section 14 (Corporate Transactions), pursuant to a Corporate Transaction, then notwithstanding any other provision in this Plan to the contrary, such Awards shall have their vesting accelerate as to all shares subject to such Awards (and any applicable right of repurchase fully lapse) immediately prior to the Corporate Transaction. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace, or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Administrator will notify the Grantee in writing or electronically that such Award will be exercisable for a period of time determined by the Administrator in its sole discretion, and such Award will terminate upon the expiration of such period.
(d)   In taking any of the actions permitted under this Section 14 (Corporate Transactions), the Administrator shall not be obligated to treat all Grantees, all Awards, all Awards held by a Grantee, all portions of a single Award, or all Awards of the same type identically. Any substitute consideration issued to a Grantee pursuant to this Section 14 (Corporate Transactions) may include, to the extent determined by the Administrator, the right to receive consideration payable in the Corporate Transaction after the closing (e.g., in respect of an earn-out or escrow release); provided that, except to the extent the Administrator determines otherwise, any substitute consideration will be structured to avoid adverse tax consequences under section 409A of the Code (including pursuant to Treas. Reg. § 1.409A-3(i)(5)(iv)).
(e)   As a condition to the receipt of an Award under this Plan, a Grantee will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including a provision for the appointment of a stockholder representative that is authorized to act on the Grantee’s behalf with respect to any escrow, indemnities, and/or contingent consideration.
15.
Dissolution or Liquidation

Notwithstanding Section 14 (Corporate Transactions), in the event of the winding up, dissolution, or liquidation of the Company, the Administrator will notify each Grantee, to the extent practicable, prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or settled, an Award will terminate immediately prior to the consummation of such transaction, unless otherwise determined by the Administrator.
16.
Effective Date and Term of Plan; Stockholder Approval

(a)
Effective Date and Term of Plan

The Plan shall become effective as of the Effective Date and shall continue in effect until the day immediately preceding the ten-year anniversary of the earlier of (i) the date the Board adopts the Plan or (ii) the date the Company’s stockholders approve the Plan, unless sooner terminated.
(b)
Stockholder Approval

No Option or SAR granted under the Plan may be exercised, no Shares shall be issued under the Plan, and no Restricted Stock Unit shall be settled, until the Plan is approved by the Company’s stockholders. If such stockholder approval is not obtained within twelve (12) months after the date of the Board’s adoption of the Plan, then all Awards previously granted under the Plan shall immediately and automatically terminate and cease to be outstanding, and no further Awards shall be granted under the Plan.
17.
Amendment, Suspension, or Termination of the Plan

(a)
General

Subject to the terms of the Plan, the Board may at any time and from time to time, alter, amend, suspend, or terminate the Plan, in whole or in part; provided that the Board shall obtain stockholder approval of any Plan amendment to the extent necessary to comply with applicable law, rule, or regulation. In addition, in no event shall an amendment increase the maximum number of shares of Common Stock with respect to which Awards may be granted under the Plan without stockholder approval.
(b) Limitation on Grants of Awards
No Award may be granted during any suspension of the Plan or after termination or expiration of the Plan, but Awards previously granted may extend beyond that date.
(c)
No Effect on Outstanding Awards

Except as set forth in Section 16(b) (Stockholder Approval), no suspension or termination of the Plan shall materially adversely affect any rights under Awards outstanding at the time of such suspension or termination.
18.
No Employment or Services Rights; Other Compensation and Benefits

(a)   The Plan shall not confer upon any Grantee any right to employment or service with the Company or any Subsidiary or Parent, nor shall it interfere in any way with the right of the Company or any Subsidiary or Parent to terminate the Grantee’s employment or service at any time and for any reason, with or without cause.

(b)   The amount of any compensation deemed to be received by a Grantee pursuant to an Award shall not constitute includable compensation for purposes of determining the amount of benefits to which the Grantee is entitled under any other compensation or benefit plan or program of the Company or any Subsidiary or Parent, including under any bonus, pension, profit-sharing, life insurance, salary continuation, or severance benefits plan, except to the extent specifically provided by the terms of any such plan.
19.
Section 409A

(a)   It is intended that the provisions of the Plan avoid the adverse consequences under section 409A of the Code, and all provisions of the Plan and Award Agreements shall be construed and interpreted in a manner consistent with that intent.
(b)   No Grantee, or creditors, or beneficiaries of a Grantee, shall have the right to subject any deferred compensation (within the meaning of and subject to section 409A of the Code) payable under the Plan to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment, except as required by applicable law. Except as permitted under section 409A of the Code, any deferred compensation (within the meaning of and subject to section 409A of the Code) payable to any Grantee or for the benefit of any Grantee under the Plan may not be reduced by, or offset against, any amount owing by any such Grantee to the Company or any Subsidiary or Parent.
(c)   If an Award is subject to section 409A of the Code and payment is due upon a termination of employment, payment shall be made upon a separation from service within the meaning of section 409A of the Code.
(d)   If, at the time of a Grantee’s separation from service (within the meaning of section 409A of the Code), (i) such Grantee is a specified employee (within the meaning of section 409A of the Code), and (ii) an amount payable pursuant to an Award constitutes nonqualified deferred compensation (within the meaning of section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in section 409A of the Code in order to avoid taxes or penalties under section 409A of the Code, then the Company shall not pay such amount on the otherwise scheduled payment date but shall instead pay it, without interest, on the first day of the seventh month following such separation from service.
(e)   Notwithstanding any provision of the Plan to the contrary, the Administrator reserves the right to make amendments to any Award as the Administrator deems necessary or desirable to avoid the imposition of taxes or penalties under section 409A of the Code. In any case, a Grantee shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Grantee or for a Grantee’s account in connection with an Award (including any taxes and penalties under section 409A of the Code), and neither the Company nor any Subsidiary or Parent, or any other person or entity, shall have any obligation to indemnify or otherwise hold such Grantee harmless from any or all of such taxes or penalties.
20.
Unfunded Status of Plan

The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to the portion of any Award that has not been exercised and any payments in cash, Shares, or other consideration not received by a Grantee, a Grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly so determine in connection with any Award.
21.
Electronic Signatures

For purposes of the Plan, a document shall be considered to be executed if signed electronically pursuant to procedures approved by the Company.
22.
Recoupment; Clawback

Subject to the terms and conditions of the Plan, the Administrator may provide that any Grantee and/or any Award, including any Shares subject to an Award, is subject to any recovery, recoupment, clawback, and/or other forfeiture policy maintained by the Company from time to time.

23.
Construction

Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise. All references to sections of the Code shall include the relevant Treasury Regulation(s) thereunder, any successor to such regulation(s), and any Internal Revenue Service guidance that has been or may be promulgated thereunder from time to time. The word “include” shall mean to include, but not to be limited to.
24.
Severability

If any provision of the Plan or any Award is, becomes, or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Grantee, such provision shall be construed or deemed amended to conform with applicable law, or if the provision cannot be so construed or deemed amended without, in the sole discretion of the Administrator, materially altering the intent of the Plan or the Award, such provision shall be severed as to the jurisdiction or the Grantee and the remainder of the Plan and any such Award shall remain in full force and effect.
25.
Governing Law

The validity and construction of the Plan and any Award Agreements thereunder shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rules or principles that might otherwise refer construction or interpretation of any provision of the Plan or an Award Agreement to the substantive law of another jurisdiction.
26.
Beneficiaries

Unless stated otherwise in an Award Agreement, a Grantee may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Grantee’s death. If no beneficiary was designated or if no designated beneficiary survives the Grantee, the designated beneficiary shall be the Grantee’s estate and after a Grantee’s death any vested Award(s) shall be transferred or distributed to the Grantee’s estate.

ANNEX E
REGISTRATION RIGHTS AGREEMENT
THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [           ], 2022, is made and entered into by and among LanzaTech Global, Inc. (formerly known as AMCI Acquisition Corp. II), a Delaware corporation (the “Company”), [LanzaTech NZ, Inc.], a Delaware corporation (“Old LanzaTech”), AMCI Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), those holders of shares of capital stock of the Company which names are set forth on Schedule 1 attached hereto (the “AMCI Insiders,” and together with the Sponsor, the “AMCI Holders”), and those holders of shares of capital stock of the Company whose names are set forth on Schedule 2 attached hereto (the “Key Holders” and, collectively with the AMCI Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”).
RECITALS
WHEREAS, on August 3, 2021, the Company, the directors and officers of the Company at such time and the Sponsor entered into that certain Registration Rights Agreement (the “Original Agreement”);
WHEREAS, Old LanzaTech is party to that certain (i) Eighth Amended and Restated Investors’ Rights Agreement, (ii) Eighth Amended and Restated Voting Agreement, and (iii) Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement, each with the investors party thereto, and each dated as of October 28, 2021 (together, the “Old LanzaTech Agreements”);
WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of March 8, 2022 (as it may be amended or supplemented from time to time, the “Merger Agreement”), with AMCI Merger Sub, Inc., a Delaware corporation, and Old LanzaTech;
WHEREAS, on the date hereof, pursuant to the Merger Agreement, the shares of capital stock of Old LanzaTech held by the Key Holders were converted into the right to receive shares of common stock of the Company, par value $0.0001 per share (collectively, the “Common Stock”);
WHEREAS, on the date hereof, certain other investors (such investors, collectively, the “PIPE Investors”) purchased an aggregate of [•] shares of Common Stock (the “PIPE Shares”) in a transaction exempt from registration under the Securities Act (as defined below) pursuant to the respective Subscription Agreements, each dated as of March 8, 2022, entered into by and between the Company and each of the PIPE Investors (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”); and
WHEREAS, the Company, the Sponsor and the former directors and officers of the Company party to the Original Agreement desire to terminate the Original Agreement in its entirety, and Old LanzaTech and the investors party to the Old LanzaTech Agreements desire to terminate each Old LanzaTech Agreement in its entirety, and all such parties desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any

Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain a Misstatement, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, (c) the Company has a bona fide business purpose for not making such information public, and (d) such disclosure would be reasonably likely to have an adverse impact on the Company.
“Affiliate” means, with respect to any specified person or entity, any other person or entity that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person or entity, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” shall have the meaning given in the preamble hereto.
“AMCI Holders” shall have the meaning given in the preamble hereto.
“AMCI Insiders” shall have the meaning given in the preamble hereto.
“Block Trade” shall have the meaning given in Section 2.4.1.
“Board” shall mean the Board of Directors of the Company.
“Closing” shall have the meaning given in the Merger Agreement.
“Closing Date” shall have the meaning given in the Merger Agreement.
“Commission” shall mean the Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the recitals hereto.
“Company” shall have the meaning given in the preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“Demanding Holders” shall have the meaning given in Section 2.1.4.
“DTC” shall have the meaning given in Section 3.1.18.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.
“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.
“Holder Information” shall have the meaning given in Section 4.1.2.
“Holders” shall have the meaning given in the preamble hereto.
“Issuer Filing” shall have the meaning given in Section 3.1.17.
“Joinder” shall have the meaning given in Section 5.2.
“Key Holders” shall have the meaning given in the preamble hereto.
“Letter Agreement” shall mean that certain letter agreement, dated as of August 3, 2021, by and among the Company, the former directors and officers of the Company and the Sponsor, as amended.
“Lock-up Period” shall mean the period beginning on the date hereof and ending on: (a) with respect to the AMCI Holders and their respective Permitted Transferees, the earlier of (i) the date that is 12 months from the date hereof, (ii) such time when the closing price of the Common Stock shall have equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof, and (iii) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the date hereof that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (b) with respect to the Key Holders and the respective Permitted Transferees of such Key Holders, the date that is six months from the date hereof.
“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Merger Agreement” shall have the meaning given in the recitals hereto.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be included or incorporated by reference in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Old LanzaTech” shall have the meaning given in the recitals hereto.
“Old LanzaTech Agreements” shall have the meaning given in the recitals hereto.
“Original Agreement” shall have the meaning given in the recitals hereto.
“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.
“Permitted Transfer” shall mean a Transfer of shares of Registrable Securities (a) prior to the expiration of the applicable Lock-up Period, (i) to any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in a Holder, any Affiliate of any of the foregoing or any Affiliate of the Holder, (ii) in the case of a Holder who is an individual, by gift to a member of such individual’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouse and siblings) or to a trust, the beneficiary of which is such individual or a member of such individual’s immediate family, or to a charitable organization, (iii) in the case of a Holder who is an individual, by virtue of laws of descent and distribution upon death of such individual, (iv) in the case of a Holder who is an individual, pursuant to a qualified domestic relations order, or (v) in connection with the Company’s liquidation, merger, capital stock exchange, reorganization, tender offer, exchange offer or other similar transaction after the date hereof which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided, however, that in the case of clauses (i) through (v), the applicable transferee(s) must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions herein and the other restrictions contained in this Agreement; and (b) after the expiration of the applicable Lock-up Period, to any person or entity to whom such Holder is permitted to transfer its Registrable Securities subject to and in accordance with any applicable agreement among such Holder and/or its Permitted Transferees and the Company.
“Permitted Transferee” shall mean the applicable transferee of any Registrable Security pursuant to a Permitted Transfer.
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
“PIPE Investors” shall have the meaning given in the recitals hereto.
“PIPE Shares” shall have the meaning given in the recitals hereto.
“Private Placement Warrants” shall mean those 3,500,000 warrants to purchase shares of Common Stock, which warrants were purchased by the Sponsor from the Company pursuant to that certain Private Placement Warrants Purchase Agreement dated August 3, 2021.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all materials incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding shares of Common Stock, Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise of the Private Placement

Warrants, of the Company held by a Holder immediately following the Closing, or that a Holder has the right to receive pursuant to the Merger Agreement, and (b) any shares of Common Stock issued or issuable with respect to any securities referenced in clause (a) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations including as to manner or timing of sale); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.
“Registration Expenses” shall mean the documented out-of-pocket expenses of a Registration, including, without limitation, the following:
(a)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the Common Stock is then listed);
(b)   fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(c)   printing, messenger, telephone and delivery expenses;
(d)   reasonable fees and disbursements of counsel for the Company;
(e)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(f)   in an Underwritten Offering or Other Coordinated Offering, reasonable and documented fees and expenses not to exceed $35,000 in the aggregate for each such Registration, of one legal counsel selected by the majority-in-interest of the Demanding Holders with the approval of the Company, which approval shall not be unreasonably withheld.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the preamble hereto.
“Subscription Agreements” shall have the meaning given in the recitals hereto.
“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Transfer Agent” shall have the meaning given in Section 2.6.
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.
“Warrant Agreement” shall have the meaning given in Section 5.6.
“Withdrawal Notice” shall have the meaning given in Section 2.1.6.
ARTICLE II
REGISTRATIONS AND OFFERINGS
Section 2.1   Shelf Registration.
2.1.1   Filing.   Within 30 calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but in any event no later than 60 calendar days after the Closing Date; provided, that (a) such deadline shall be extended to the 120th calendar day following the Closing Date if the Commission notifies the Company that it will “review” the Registration Statement and (b) such Shelf shall be declared effective on the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act, including filing a Subsequent Shelf Registration pursuant to Section 2.1.2, until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. As soon as practicable following the effective date of a Shelf filed pursuant to this Section 2.1.1, but in any event within one business day of such date, the Company shall notify the Holders of the effectiveness of such Shelf. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. As soon as practicable following the effective date of a Shelf filed pursuant to this Section 2.1.2, but in any event within one business day of such date, the Company shall notify the Holders of the effectiveness of such Shelf.
2.1.3   Additional Registrable Securities.   Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the AMCI Holders or the Key Holders.
2.1.4   Requests for Underwritten Shelf Takedowns.   Subject to Section 3.4, following the expiration of the applicable Lock-Up Period, at any time and from time to time when an effective Shelf is on file with the Commission, an AMCI Holder or a Key Holder (any of an AMCI Holder or a Key Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to such Shelf, including a Block Trade or Other Coordinated Offering, but only to the extent such Block Trade or Other Coordinated Offering qualifies as an Underwritten Offering (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $80,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The initial Demanding Holder shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). Promptly (but in any event within 10 days) after receipt of a request for an Underwritten Shelf Takedown, the Company shall give written notice of the Underwritten Shelf Takedown to all other Holders of Registrable Securities and, subject to the provisions of Section 2.1.5, shall include in such Underwritten Shelf Takedown all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five business days after sending such notice to Holders, or, in the case of a Block Trade or Other Coordinated Offering, as provided in Section 2.4. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including on Form S-3, that is then available for such offering.
2.1.5   Reduction of Underwritten Offering.   If the managing Underwriter(s) in an Underwritten Shelf Takedown advise the Demanding Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Demanding Holders shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting (such maximum number of such securities, the “Maximum Number of Securities”) shall be allocated among all participating Holders thereof, including the Demanding Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each participating Holder; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.
2.1.6   Withdrawal.   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the AMCI Holders or the Key Holders may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the remaining Holders or any of their respective Permitted Transferees, as applicable. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6.
Section 2.2   Piggyback Registration.
2.2.1   Piggyback Rights.   Subject to Section 2.4.3, following the expiration of the applicable Lock-Up Period, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iv) for an offering solely of debt that is convertible into equity securities of the Company, (v) for a dividend reinvestment plan, or (vi) for an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five business days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within two days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the

Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.
2.2.2   Reduction of Piggyback Registration.   If the total amount of securities, including Registrable Securities, requested by holders of Registrable Securities to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling security holders according to the total amount of securities entitled to be included therein owned by each selling security holder or in such other proportions as shall mutually be agreed to by such selling security holders). For purposes of the preceding parenthetical concerning apportionment, for any selling security holder which is a holder of Registrable Securities and which is a partnership or corporation, the partners, retired partners and holders of capital stock of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling security holder,” and any pro-rata reduction with respect to such “selling security holder” shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such “selling security holder,” as defined in this sentence.
2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw all or any portion of its Registrable Securities from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.
Section 2.3   Market Stand-off.   In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder participating in such Underwritten Offering that is an executive officer, director or Holder holding in excess of 5% of the outstanding Common Stock agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during such time period after the pricing of such offering (not to exceed 90 days) as the Company and the managing Underwriters may agree, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).
Section 2.4   Block Trades; Other Coordinated Offerings.

2.4.1   Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten block trade or similar transaction or other transaction with a two-day or less marketing period (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, either (x) with an anticipated aggregate offering price of at least $100,000,000 or (y) of all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.
2.4.2   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.
2.4.3   Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
2.4.4   The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).
Section 2.5   Lock-up.
2.5.1   Each (a) Key Holder that holds at least 3% of the capital stock of the Company immediately following the Closing Date, (b) Key Holder that becomes a holder of at least 3% of the capital stock of the Company at any point during the applicable Lock-up Period, (c) AMCI Holder, and (d) Permitted Transferee of any Holder specified in (a) through (c) agrees not to Transfer, in whole or in part, the Registrable Securities, whether any such transaction is to be settled by delivery of Registrable Securities or other securities, in cash or otherwise, during the Lock-up Period applicable to such Holder; provided, however, that the foregoing restrictions shall not apply to any PIPE Shares purchased by a Holder pursuant to a Subscription Agreement. Notwithstanding the foregoing, during the applicable Lock-up Period, a Holder may Transfer its Registrable Securities to any of its Permitted Transferees; provided that such Permitted Transferee shall enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the original Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions.
2.5.2   Each Holder shall execute such agreements as may be reasonably requested by the Company that are consistent with Section 2.5.1 or that are necessary to give further effect thereto.
2.5.3   If any Transfer prohibited by Section 2.5.1 is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Registrable Securities as one of its equity holders for any purpose. In order to enforce this Section 2.5.3, the Company may impose stop-transfer instructions with respect to the Registrable Securities of any Holder (and its permitted assigns, including Permitted Transferees) until the end of the applicable Lock-up Period.

2.5.4   For the avoidance of doubt, each Holder shall retain all of its rights as a stockholder of the Company with respect to the Registrable Securities during the Lock-up Period applicable to such Holder, including the right to vote any Registrable Securities that are entitled to vote.
2.5.5   The lock-up provisions in Section 7(a) of the Letter Agreement shall terminate and be of no further force or effect upon the effectiveness of this Agreement; provided, for the avoidance of doubt, that the lock-up provisions in Section 7(b) of the Letter Agreement shall continue to apply in accordance with their own terms.
Section 2.6   Legends.   In connection with any sale or other disposition of the Registrable Securities by a Holder pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) and upon compliance by the Holder with the requirements of this Section 2.6, if requested by the Holder, the Company shall cause the transfer agent for the Registrable Securities (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Registrable Securities and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within two trading days of any such request therefor from the Holder; provided that the Company and the Transfer Agent have timely received from the Holder customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith. Subject to receipt from the Holder by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, the Holder may request that the Company remove any legend from the book entry position evidencing its Registrable Securities and the Company will, if required by the Transfer Agent, use its commercially reasonable efforts to cause an opinion of the Company’s counsel to be provided in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) are subject to or have been or are about to be sold pursuant to an effective Registration Statement or (ii) have been or are about to be sold pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission). If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, the Company shall, in accordance with the provisions of this Section 2.6 and within two trading days of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares. The Company shall be responsible for the fees of its Transfer Agent, its legal counsel and all fees of DTC associated with such issuance.
ARTICLE III
COMPANY PROCEDURES
Section 3.1   General Procedures.   If the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:
3.1.1   prepare and file with the Commission, as soon as reasonably practicable, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective, or file a Subsequent Shelf Registration Statement, until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus and either (i) any underwriter overallotment option has terminated by its terms or (ii) the underwriters have advised the Company that they will not exercise such option or any remaining portion thereof;
3.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4   prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   use commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   at least two days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement (except for supplements containing Exchange Act reports of the Company filed with respect to a Registration Statement or Prospectus for which forward incorporation by reference is unavailable) to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
3.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act;
3.1.10   in accordance with Section 3.4, notify the Holders of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.11   in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.12   obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter or the broker, placement agent or sales agent of such offering or sale may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.13   in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;
3.1.14   in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;
3.1.15   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;
3.1.16   with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering;
3.1.17   if applicable, promptly effect a filing with FINRA pursuant to FINRA Rule 5110 (or successor thereto) with respect to the public offering contemplated by resales of securities under a Registration Statement (an “Issuer Filing”), pay the filing fee required by such Issuer Filing and use its commercially reasonable efforts to complete the Issuer Filing until FINRA issues a letter confirming that it does not object to the terms of the offering contemplated by a Registration Statement;
3.1.18   for so long as this Agreement remains effective, use commercially reasonable efforts to (a) cause the Common Stock to be eligible for clearing through The Depository Trust Company (“DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system; (b) be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Common Stock; (c) ensure that the transfer agent for the Common Stock is a participant in, and that the Common Stock is eligible for transfer pursuant to,

DTC’s Fast Automated Securities Transfer Program (or successor thereto); and (d) facilitate the timely crediting of the Registrable Securities that have been offered and sold pursuant to a Registration Statement to the applicable account with DTC through its DWAC system as the Holder of such Registrable Securities or the Underwriter, if any, may reasonably request; and
3.1.19   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or broker, sales agent or placement agent if such Underwriter or broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.
Section 3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
Section 3.3   Requirements for Participation in Underwritten Offerings.   Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
Section 3.4   Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (c) in the good faith judgment of the Chief Executive Officer or principal financial officer, such Registration would be seriously detrimental to the Company and its holders of capital stock and it is therefore essential to defer such filing, initial effectiveness or continued use at such time, the Company shall have the right, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.1, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.2   During the period starting with the date 90 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 90 days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Sections 2.1.4 or 2.4.
3.4.3   Notwithstanding the foregoing, the Company shall not delay the filing or initial effectiveness of, or suspend use of, a Registration Statement or registered offering pursuant to this Agreement on more than three occasions, for more than 60 consecutive calendar days, or more than 90 total calendar days, in each case during any 12-month period.
Section 3.5   Reporting Obligations.    As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Section 4(a)(1) of the Securities Act or Rule 144 promulgated under the Securities Act (or any successor rule then in effect). The Company further covenants that upon the request of any Holder, the Company shall (a) deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements and (b) (i) authorize the Company’s transfer agent to remove any legend or any similar restriction in book entry positions of such Holder’s Registrable Securities if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Holder is a party, including if such Registrable Securities subject to such a restriction have been sold pursuant to a Registration Statement, (ii) request the Company’s transfer agent to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use commercially reasonable efforts to cooperate with such Holder to have such Holder’s Registrable Securities transferred into a book entry position at DTC, subject to delivery of customary documentation, including any documentation required by such restrictive legend or book entry notation.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
Section 4.1   Indemnification.
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and reasonable out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) caused by any Misstatement or alleged Misstatement, in each case in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to the indemnification of the Holder.
4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such

Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any Misstatement or alleged Misstatement, in each case in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, but only to the extent that such Misstatement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify pursuant to the foregoing sentence shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to indemnification of the Company.
4.1.3   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the Transfer of Registrable Securities by a Holder. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any Misstatement was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
Section 5.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery or electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: 8045 Lamon Avenue, Suite 400, Skokie, IL 60077, Attention: General Counsel, Email: legalteam@lanzatech.com; and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective 30 days after delivery of such notice as provided in this Section 5.1.
Section 5.2   Assignment; No Third Party Beneficiaries.
5.2.1   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2   No Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a Transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement by executing a joinder to this Agreement in the form of Exhibit A attached hereto (a “Joinder”), it being understood that, in the event of any Transfer of Registrable Securities effected pursuant to clause (ii) of Section 2.5.1, no Transferee thereunder shall be deemed to be an assignee hereunder or otherwise subject to any rights or obligations hereunder.
5.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees (but not, for the avoidance of doubt, any Transferees pursuant to clause (ii) of Section 2.5.1).
5.2.4   This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.
5.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by a Joinder). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
Section 5.3   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

Section 5.4   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (A) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS (WHETHER OF THE STATE OF NEW YORK OR OF ANY OTHER JURISDICTION) TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK AND (B) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.
Section 5.5   Amendments and Modifications.   Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
Section 5.6   Other Registration Rights.   Other than (i) the PIPE Investors who have registration rights with respect to their PIPE Shares pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of August 3, 2021, between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities pursuant hereto, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of the Company or Old LanzaTech granted under any other agreement, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect (with the exception of, for the avoidance of doubt, the Subscription Agreements and the Warrant Agreement, which remain in full force and effect).
Section 5.7   Term.   This Agreement shall terminate on the earlier of (a) the 10th anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
Section 5.8   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
Section 5.9   Severability.   It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 5.10   Entire Agreement; Termination of Original Agreement and Old LanzaTech Agreements.   This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Effective as of the date hereof, the Original Agreement and the Old LanzaTech Agreements shall no longer be of any force or effect.
Section 5.11   Adjustments.   If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.
[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
LANZATECH GLOBAL, INC.
By:

Name:
Title:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
OLD LANZATECH:
[LANZATECH NZ, INC.]
By:

Name:
Title:
[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
HOLDERS:
AMCI SPONSOR II LLC
By:

Name: Nimesh Patel
Title:   Sole Managing Member

AMCI Group, LLC Series 35
By:

Name: Hans Mende
Title:  Authorized Signatory
[TO INSERT ADDITIONAL SIGNATURE BLOCKS FOR KEY HOLDERS]
[Signature Page to Registration Rights Agreement]

SCHEDULE 1
AMCI Holders

SCHEDULE 2
Key Holders

Exhibit A
JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Registration Rights Agreement, dated as of [•], 2022 (as the same may hereafter be amended, the “Registration Rights Agreement”), among LanzaTech Global, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock or rights to acquire Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.
Accordingly, the undersigned has executed and delivered this Joinder as of the                   day of                  , 20      .

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of                  , 20       [           ]
By:
Name:
Its:

ANNEX F
BYLAWS
OF
AMCI ACQUISITION CORP. II
(THE “CORPORATION”)
ARTICLE I
OFFICES
Section 1.1.   Registered Office.   The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.
Section 1.2.   Additional Offices.   The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.
ARTICLE II
STOCKHOLDERS MEETINGS
Section 2.1.   Annual Meetings.   The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.
Section 2.2.   Special Meetings.   Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chair of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).
Section 2.3.   Notices.   Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section  9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.
Section 2.4.   Quorum.   Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these Bylaws, the presence, in person or by proxy, at a stockholders meeting of the

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holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chair of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.
Section 2.5.   Voting of Shares.
(a)   Voting Lists.   The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of 10 days ending on the day before the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.
(b)   Manner of Voting.   At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chair of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.
(c)   Proxies.   Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.
(i)   A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

F-2

(ii)   A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.
(d)   Required Vote.   Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.
(e)   Inspectors of Election.   The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.
Section 2.6.   Adjournments.   Any meeting of stockholders, annual or special, may be adjourned by the chair of the meeting, from time to time (including to address a technical failure to convene or continue a meeting using remote communication), whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with Section 2.3. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned

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meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Section 2.7.   Advance Notice for Business.
(a)   Annual Meetings of Stockholders.   No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.
(i)   In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).
(ii)   To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.
(iii)   The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however,

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that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chair of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.
(iv)   In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(b)   Special Meetings of Stockholders.   Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.
(c)   Public Announcement.   For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).
Section 2.8.   Conduct of Meetings.   The chair of each annual and special meeting of stockholders shall be the Chair of the Board or, in the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chair of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chair of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chair of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chair of the meeting may appoint any person to act as secretary of the meeting.

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ARTICLE III
DIRECTORS
Section 3.1.   Powers; Number.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution of the Board.
Section 3.2.   Advance Notice for Nomination of Directors.
(a)   Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.
(b)   In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.
(c)   Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.
(d)   To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations

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promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, (E) a representation whether such stockholder intends or is part of a group which intends (i) to solicit proxies or votes in support of such director nominees or nomination in accordance with Rule 14a-19 promulgated under the Exchange Act, and (ii) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee, (F) the names and addresses of other stockholders (including beneficial and stockholders of record) known by such proposing stockholder and beneficial owner, if any, to support the nomination or other business, and to the extent known, the number of shares of the Corporation’s common stock owned beneficially or of record by such other stockholders and (G) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.
(e)   Upon request by the Corporation, if any stockholder provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such stockholder shall deliver to the Corporation, no later than 5 business days prior to the meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.
(f)   If the Board or the chair of the meeting of stockholders determines that (i) any nomination was not made in accordance with the provisions of this Section 3.2, (ii) the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, or (iii) a stockholder (A)(1) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and (2) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act or (B) notifies the Corporation that such stockholder no longer intends to solicit proxies in accordance with Rule 14a-19 promulgated under the Exchange Act, then such nomination shall not be considered at the meeting in question and the Corporation shall disregard any proxies or votes solicited for such stockholder’s nominees. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.
(g)   In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.
Section 3.3.   Compensation.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

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ARTICLE IV
BOARD MEETINGS
Section 4.1.   Annual Meetings.   The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.
Section 4.2.   Regular Meetings.   Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.
Section 4.3.   Special Meetings.   Special meetings of the Board (a) may be called by the Chair of the Board or President and (b) shall be called by the Chair of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.
Section 4.4.   Quorum; Required Vote.   A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
Section 4.5.   Consent In Lieu of Meeting.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
Section 4.6.   Organization.   The chair of each meeting of the Board shall be the Chair of the Board or, in the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chair elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chair of the meeting may appoint any person to act as secretary of the meeting.

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ARTICLE V
COMMITTEES OF DIRECTORS
Section 5.1.   Establishment.   The Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.
Section 5.2.   Available Powers.   Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.
Section 5.3.   Alternate Members.   The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.
Section 5.4.   Procedures.   Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these Bylaws.
ARTICLE VI
OFFICERS
Section 6.1.   Officers.   The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chair of the Board, Presidents, Vice Presidents, Partners, Managing Directors, Senior Managing Directors, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.
(a)   Chair of the Board.   The Chair of the Board shall preside when present at all meetings of the stockholders and the Board. The Chair of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chair of the Board shall not include supervision or control of the preparation of the financial

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statements of the Corporation (other than through participation as a member of the Board). The position of Chair of the Board and Chief Executive Officer may be held by the same person.
(b)   Chief Executive Officer.   The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chair of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.
(c)   President.   The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chair of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.
(d)   Vice Presidents.   In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.
(e)   Secretary.
(i)   The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chair of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.
(ii)   The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.
(f)   Assistant Secretaries.   The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.
(g)   Chief Financial Officer.   The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).
(h)   Treasurer.   The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.
Section 6.2.   Term of Office; Removal; Vacancies.   The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the

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Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.
Section 6.3.   Other Officers.   The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.
Section 6.4.   Multiple Officeholders; Stockholder and Director Officers.   Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.
ARTICLE VII
SHARES
Section 7.1.   Certificated and Uncertificated Shares.   The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.
Section 7.2.   Multiple Classes of Stock.   If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.
Section 7.3.   Signatures.   Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chair of the Board, Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.
Section 7.4.   Consideration and Payment for Shares.
(a)   Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.
(b)   Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to

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be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.
Section 7.5.   Lost, Destroyed or Wrongfully Taken Certificates.
(a)   If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.
(b)   If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.
Section 7.6.   Transfer of Stock.
(a)   If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:
(i)   in the case of certificated shares, the certificate representing such shares has been surrendered;
(ii)   (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;
(iii)   the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;
(iv)   the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and
(v)   such other conditions for such transfer as shall be provided for under applicable law have been satisfied.
(b)   Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.
Section 7.7.   Registered Stockholders.   Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence

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of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.
Section 7.8.   Effect of the Corporation’s Restriction on Transfer.
(a)   A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.
(b)   A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.
Section 7.9.   Regulations.   The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.
ARTICLE VIII
INDEMNIFICATION
Section 8.1.   Right to Indemnification.   To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.
Section 8.2.   Right to Advancement of Expenses.   In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter

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an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.
Section 8.3.   Right of Indemnitee to Bring Suit.   If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.
Section 8.4.   Non-Exclusivity of Rights.   The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.
Section 8.5.   Insurance.   The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 8.6.   Indemnification of Other Persons.   This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.
Section 8.7.   Amendments.   Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided

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however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.
Section 8.8.   Certain Definitions.   For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.
Section 8.9.   Contract Rights.   The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.
Section 8.10.   Severability.   If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
ARTICLE IX
MISCELLANEOUS
Section 9.1.   Place of Meetings.   If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.
Section 9.2.   Fixing Record Dates.
(a)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.
(b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

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Section 9.3.   Means of Giving Notice.
(a)   Notice to Directors.   Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.
(b)   Notice to Stockholders.   Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.
(c)   Electronic Transmission.   “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.
(d)   Notice to Stockholders Sharing Same Address.   Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

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(e)   Exceptions to Notice Requirements.   Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.
Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.
Section 9.4.   Waiver of Notice.   Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.
Section 9.5.   Meeting Attendance via Remote Communication Equipment.
(a)   Stockholder Meetings.   If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:
(i)   participate in a meeting of stockholders; and
(ii)   be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.
(b)   Board Meetings.   Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting

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shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.
Section 9.6.   Dividends.   The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.
Section 9.7.   Reserves.   The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.
Section 9.8.   Contracts and Negotiable Instruments.   Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chair of the Board Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.
Section 9.9.   Fiscal Year.   The fiscal year of the Corporation shall be fixed by the Board.
Section 9.10.   Seal.   The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.
Section 9.11.   Books and Records.   The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.
Section 9.12.   Resignation.   Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chair of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
Section 9.13.   Surety Bonds.   Such officers, employees and agents of the Corporation (if any) as the Chair of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chair of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.
Section 9.14.   Securities of Other Corporations.   Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chair of the Board, Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any

F-18

and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.
Section 9.15.   Amendments.   The Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power (except as otherwise provided in Section 8.7) of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

F-19

ANNEX G
SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on October 18, 2022, by and between AMCI Acquisition Corp. II, a Delaware corporation (the “Company”), and the undersigned subscriber (“Subscriber”).
WHEREAS, on March 8, 2022, the Company entered into a definitive agreement with LanzaTech NZ, Inc., a Delaware corporation (“LanzaTech”), and the other parties thereto, providing for a business combination between the Company and LanzaTech (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”);
WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), set forth on the signature page hereto (the “Subscribed Shares”), for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and
WHEREAS, prior to or concurrent with the execution of this Subscription Agreement, the Company entered into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Subscribers have agreed to purchase shares of Class A Common Stock on the closing date of the Transaction.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
Section 1.   Subscription.   Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).
Section 2.   Closing.
(a)   The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transaction (the “Closing Date”), immediately prior to and conditioned upon the effectiveness of the consummation of the Transaction.
(b)   At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of U.S. dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), in the name of Subscriber (or its nominee or custodian in accordance with its delivery instructions) (and the Purchase Price shall be released from escrow automatically and without further action by the Company or the Subscriber), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, if Subscriber informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: (i) no later than two (2) Business Days prior to the Closing Date as set forth in the Closing Notice, Subscriber shall provide the Company such information that the Company reasonably requests in order for the Company to issue the Subscribed Shares, including, without limitation, the name of the person in whose name the Subscribed Shares are to be issued (or a nominee as indicated by Subscriber) and a duly executed Internal Revenue Service Form W-9 or Form W-8, as applicable, (ii) upon confirmation of Subscriber’s available funds necessary to initiate the wiring of the Purchase Price for the Subscribed Shares, but prior to Subscriber’s release of its payment of the Purchase Price for the Subscribed Shares, on the Closing Date the Company shall issue and deliver to Subscriber the Subscribed Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under applicable securities laws), in book entry form in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable and a copy of the records of the Company’s transfer agent showing Subscriber (or its nominee in accordance with its delivery instructions) as the registered holder of the Subscribed Shares on and as of the Closing Date, and (iii) at 8:00 a.m. New York City time on the Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date), Subscriber shall deliver the Purchase Price by wire transfer of U.S. dollars in immediately available funds to the account(s) specified by the Company in the Closing Notice (which shall not be escrow accounts). In the event that the consummation of the Transaction does not occur within five (5) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and the Subscriber, the Company shall promptly (but in no event later than two (2) Business Days after the anticipated Closing Date specified in the Closing Notice) return the Purchase Price so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday or Sunday, or any other day on which banks located in New York, New York are required or authorized by law to be closed for business.
(c)   The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:
(i)
all conditions precedent to the closing of the Transaction set forth in Article 10 of the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or waived in writing by the person(s) with the authority to make such waiver (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Merger Agreement), and the closing of the Transaction shall be scheduled to occur substantially concurrently with the Closing;

(ii)
no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; and

(iii)
the shares of Class A Common Stock shall be approved for listing on The Nasdaq Stock Market (the “Stock Exchange”) subject only to official notice of issuance and no suspension or removal from listing of the shares of Class A Common Stock on the Stock Exchange shall have occurred and be continuing.

(d)   The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:
(i)
all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transaction, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Subscriber Material Adverse Effect; and

(ii)
Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(e)   The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by Subscriber of the additional conditions that, on the Closing Date:
(i)
all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Subscription Agreement as of the Closing Date, but without giving effect to consummation of the Transaction, or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(ii)
the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii)
the terms of the Merger Agreement (as the same exists on the date of this Subscription Agreement) shall not have been amended, modified or waived in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement, including, without limitation, any amendment, modification or waiver of the condition in Section 10.3(d) of the Merger Agreement.

(f)   Prior to or at the Closing, Subscriber shall deliver all such other information as is reasonably requested in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued (or the Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8, as applicable.

Section 3.   Company Representations and Warranties.   The Company represents and warrants to Subscriber that:
(a)   The Company (i) is validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or on the legal authority and ability of the Company to comply with the terms of this Subscription Agreement, including the issuance and sale of the Subscribed Shares, or the Transaction.
(b)   The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Company’s governing and organizational documents or the laws of the State of Delaware.
(c)   This Subscription Agreement has been duly authorized, validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
(d)   Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares hereunder, the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.
(e)   Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5 below, (iii) filings required by the United States Securities and Exchange Commission (the “Commission”), (iv) filings required by the Stock Exchange, including with respect to obtaining stockholder approval, if applicable, (v) filings required to consummate the Transaction as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) those filings, the failure of which to obtain would not have a Company Material Adverse Effect.

(f)   Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.
(g)   Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.
(h)   Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six (6) months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Subscribed Shares as contemplated hereby or (ii) cause the offering of the Subscribed Shares pursuant to this Subscription Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.
(i)   No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company, except for a Disqualification Event as to which Rule 506(d)(2)(ii — iv) or (d)(3) of the Securities Act is applicable.
(j)   The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is in all material respects in compliance with applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder.
(k)   The Class A Common Stock is eligible for clearing through The Depository Trust Company (the “DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Common Stock. The Company’s transfer agent is a participant in DTC’s Fast Automated Securities Transfer Program. The Class A Common Stock is not, and has not been at any time, subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of shares of Class A Common Stock through DTC.
(l)   No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.
(m)   As of their respective dates, each form, report, statement, schedule, prospectus, proxy, registration statement and other document required to be filed by the Company with the Commission prior to the date hereof (collectively, as amended and/or restated since the time of their filing, the “SEC Documents”) complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder as in effect at the time of such filing, and none of the SEC Documents, as of their respective filing dates (or if amended, restated, or superseded prior to the closing of the Transaction, on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC

Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing (or if the SEC Documents are amended, restated, or superseded by a filing prior to the closing of the Transaction, on the date of such filing) and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP). A copy of each SEC Document is available to each Subscriber via the Commission’s EDGAR system. The Company has timely filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of the Class A Common Stock with the Commission and through the date hereof. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Documents as of the date hereof.
(n)   As of the date hereof, the authorized capital stock of the Company consists of 301,000,000 shares of stock, consisting of (i) 280,000,000 shares of Class A Common Stock, (ii) 20,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). As of the date hereof and immediately prior to the Closing and prior to giving effect to the Transaction: (i) 15,000,000 shares of Class A Common Stock, 3,750,000 shares of Class B Common Stock and no shares of Preferred Stock were issued and outstanding; (ii) 7,500,000 warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share, and 3,500,000 private placement warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share (together, the “Warrants”), were issued and outstanding; and (iii) no Class A Common Stock was subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (A) issued and outstanding shares of Class A Common Stock have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive rights or similar and (B) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive or similar rights. As of the date hereof, except as set forth above and pursuant to (1) the Other Subscription Agreements, (2) the Merger Agreement or (3) as described in the SEC Documents, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. Except as set forth in the Merger Agreement, as of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than as contemplated by the Merger Agreement or as described in the SEC Documents. Except as described in the SEC Documents, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement.
(o)   The issued and outstanding shares of Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange under the symbol “AMCI.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Stock Exchange or the Commission with respect to any intention by such entity to deregister the shares of Class A Common Stock or prohibit or terminate the listing of the shares of Class A Common Stock on the Stock Exchange. The Company has taken no action that is designed to terminate the registration of the shares of Class A Common Stock under the Exchange Act.
(p)   Upon consummation of the Transaction, the issued and outstanding shares of Class A Common Stock will continue to be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange.
(q)   The Company is not, and immediately after receipt of payment for the Subscribed Shares and consummation of the Transaction, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(r)   Other than the Other Subscription Agreements and the Merger Agreement (or any other agreement expressly contemplated by the Merger Agreement) or as disclosed in the SEC Documents, as of the date hereof, the Company has not entered into any subscription agreement, side letter or other agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or investor’s direct or indirect investment in the Company. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Per Share Price and other terms with respect to the purchase of the Subscribed Shares that are no more favorable to such Subscriber thereunder than the terms of this Subscription Agreement. The Company may enter into one or more subscription agreements in connection with the Transaction with one or more other investors and reflect the same Per Share Price, provided that if any such subscription agreement contains terms more favorable to the relevant other investor than the terms provided to the Subscriber under this Subscription Agreement (other than the Per Share Price), the Company will provide written notice to the Subscriber of such terms at least five (5) Business Days before the anticipated Closing Date and this Subscription Agreement will be deemed automatically amended as of the date of such notice to include the more favorable terms provided to such other investor.
(s)   Neither the Company nor anyone acting on its behalf has, directly or indirectly, offered the Subscribed Shares or any similar securities for sale to, or solicited any offer to buy the Subscribed Shares or any similar securities from, or otherwise approached or negotiated in respect thereof with, any person other than the Subscriber and a limited number of other accredited investors, each of which has been offered the Subscribed Shares at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Subscribed Shares to the registration requirements of section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.
Section 4.   Subscriber Representations and Warranties.   Subscriber represents and warrants to the Company that:
(a)   Subscriber (i) is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.
(b)   This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
(c)   The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.
(d)   Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A hereto, (ii) is acquiring the

Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto).
(e)   Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act or the securities laws of any State or other jurisdiction and that the Company is not required to register the Subscribed Shares except as set forth in Section 5 of this Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including without limitation a private resale pursuant to so called “Section 4(a)1 1∕2”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), until at least one year following the filing of certain required information with the Commission after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.
(f)   Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, LanzaTech, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Subscriber agrees that none of (i) any Other Subscriber pursuant to Other Subscription Agreements entered into in connection with the offering of Class A Common Stock (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other purchaser), or (ii) any other party to the Merger Agreement, including any such party’s representatives, affiliates or any of its or their control persons, officers, directors or employees, that is not a party hereto, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Class A Common Stock.
(g)   In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the Company’s representations in Section 3 of this Subscription Agreement. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, LanzaTech (and its subsidiaries (collectively, the “Acquired Companies”)) and the Transaction, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Company’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges that certain information provided by the Company or by or on behalf of LanzaTech was based on projections prepared by LanzaTech, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the registration statement and the proxy statement/prospectus that the Company has filed with the Commission in connection with the Transaction (which will include substantial additional information about the Company, the Acquired Companies and the Transaction and will update and supersede the information previously provided to Subscriber). Subscriber acknowledges and agrees that none of the Acquired Companies or any of their respective affiliates or any of such person’s or its affiliate’s control persons, officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided Subscriber with any information, recommendations or advice with respect to the Subscribed Shares nor is such information, recommendations or advice necessary or desired. None of the Acquired Companies or any of their respective affiliates or Representatives has made or makes any representation as to the Company or the Acquired Companies or the quality or value of the Subscribed Shares.
(h)   Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company or by means of contact from LanzaTech, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company or its affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
(i)   Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Documents. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Subscriber understands and acknowledges that the purchase and sale of the Subscribed Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).
(j)   Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.
(k)   Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.
(l)   Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, Subscriber maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.
(m)   No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.
(n)   If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Company or any of its affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.
(o)   Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2 of this Subscription Agreement.
(p)   Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, LanzaTech or any of their respective affiliates or any of its or their respective control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company contained in Section 3 of this Subscription Agreement, in making its investment or decision to invest in the Company.
(q)   No broker or finder has acted on behalf of the Subscriber in connection with the sale of the Subscribed Shares pursuant to this Subscription Agreement in such a way as to create any liability on the Company.
(r)   Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of the Company from the date hereof until the Closing or the earlier termination of this Subscription Agreement in accordance with its terms (other than pledges in the ordinary course of business as part of prime brokerage arrangements). “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act. Notwithstanding the foregoing, nothing in this Section 4(r) (i) shall restrict Subscriber’s ability to maintain bona fide hedging positions in respect of the Warrants of the Company held by the Subscriber as of the date hereof; (ii) shall prohibit any entities under common management or that share an investment advisor with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Subscription (including Subscriber’s controlled affiliates and/or affiliates) from entering into any short sales or engaging in other hedging transactions; and (iii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, this Section 4(r) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement (the “Investing Portfolio Manager”) and the portfolio managers who have direct knowledge of the investment decisions made by the Investing Portfolio Manager. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (1) pursuant to an available exemption from the registration requirements of the Securities Act or (2) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Subscribed Shares shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Subscribed Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.
(s)   Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of the Company’s outstanding securities prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).
(t)   Subscriber acknowledges that (i) the Company and LanzaTech and any of their respective affiliates, control persons, officers, directors, employees, agents or representatives currently may have, and later may come into possession of, information regarding the Company and LanzaTech that is not known to Subscriber and that may be material to a decision to purchase the Subscribed Shares, (ii) Subscriber has determined to purchase the Subscribed Shares notwithstanding its lack of knowledge of such information, and (iii) none of the Company or LanzaTech or any of their respective affiliates, control persons, officers, directors, employees, agents or representatives shall have liability to Subscriber, and Subscriber hereby to the extent permitted by law waives and releases any claims it may have against the Company, LanzaTech and their respective affiliates, control persons, officers, directors, employees, agents or representatives, with respect to the nondisclosure of such information.
(u)   Neither the due diligence investigation conducted by Subscriber in connection with making its decision to acquire the Subscribed Shares nor any representation and warranty made by the Subscriber hereunder shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties hereunder.
Section 5.   Registration of Subscribed Shares.
(a)   The Company agrees that, within thirty (30) calendar days following the Closing Date, the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than sixty (60) calendar days after the Closing Date (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to one hundred twenty (120) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further that the Company shall have the Registration Statement declared effective within ten (10) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review; provided, further, that (i) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days that the Commission remains closed for. The Company shall provide a draft of the Registration Statement to the Subscriber for review at least two (2) Business Days in advance of the date of filing the Registration Statement with the Commission (the “Filing Date”), and Subscriber shall provide any comments on the Registration Statement to the Company no later than the day immediately preceding the Filing Date. Unless otherwise agreed to in writing by the Subscriber prior to the filing of the Registration Statement, the Subscriber shall not be identified as a statutory underwriter in the Registration Statement; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares or other shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file one or more new Registration Statement(s) (such amendment or new Registration Statement shall also be deemed to be a “Registration Statement” hereunder) to register such additional Subscribed Shares and cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than thirty (30) calendar days after the filing of such Registration Statement (the “Additional Effectiveness Deadline”); provided, that the Additional Effectiveness Deadline shall be extended to one hundred twenty (120) calendar days after the filing of such Registration Statement if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further that the Company shall have such Registration Statement declared effective within ten (10) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided, further that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days that the Commission remains closed for. Any failure by the Company to file a Registration Statement by the Effectiveness Deadline or Additional Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect a Registration Statement as set forth in this Section 5.
(b)   The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earlier of (i) three (3) years from the effective date of the Registration Statement, (ii) the date on which all of the Subscribed Shares shall have been sold or (iii) on the first date on which the Subscriber can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) and the Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. For so long as the Registration Statement shall remain effective, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Subscribed Shares pursuant to the Registration Statement, qualify the Subscribed Shares for listing on the applicable stock exchange on which the Company’s Class A Common Stock is then listed and update or amend the Registration Statement as necessary to include Subscribed Shares. The Company will use its commercially reasonable efforts to, for so long as the Subscriber holds Subscribed Shares, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the

Commission in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements to enable the Subscriber to resell the Subscribed Shares pursuant to Rule 144. The Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Subscribed Shares to the Company (or its successor) upon reasonable request to assist the Company in making the determination described above.
(c)   The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Company’s Annual Report on Form 10-K for its first completed fiscal year following the effective date of the Registration Statement; provided, that the Company shall request such information from Subscriber, including the selling stockholder questionnaire, at least five (5) Business Days prior to the anticipated filing date of the Registration Statement; and provided, further, under no circumstances shall Subscriber be required to sign any type of lock-up agreement with respect to the Subscribed Shares. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines in good faith that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use would reasonably be expected to materially and adversely affect a bona fide business or financing transaction of the Company or would reasonably be expected to require premature disclosure of information that would materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (w) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred sixty (360) day period, and (x) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Subscriber of such securities as soon as practicable thereafter.
(d)   Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three (3) Business Days from the date of such event, (ii) any Suspension Event during the period that the Registration Statement is effective, which notice shall be given no later than three (3) Business Days from the date of such Suspension Event, or (iii) or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that (1) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, the Subscriber will deliver to the Company or, in the Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in the

Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (w) to the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.
(e)   Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5(e)) and the related suspension period remains in effect, the Company will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability
(f)   For purposes of this Section 5 of this Subscription Agreement, (i) “Subscribed Shares” shall mean, as of any date of determination, the Subscribed Shares (as defined in the recitals to this Subscription Agreement) and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any affiliate of the Subscriber to which the rights under this Section 5 shall have been duly assigned.
(g)   The Company shall indemnify and hold harmless Subscriber (to the extent Subscriber is a seller under the Registration Statement), the officers, directors, members, managers, partners, agents, investment advisors and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”) that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by Subscriber. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).
(h)   Subscriber shall, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement or selling stockholder named in the Registration Statement, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).
(i)   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(j)   The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.
(k)   If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Subscribed Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(k) from any person or entity who was not guilty of such fraudulent misrepresentation.
(l)   In addition, in connection with any sale, assignment, transfer or other disposition of the Subscribed Shares by the Subscriber pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Subscribed Shares held by the Subscriber become freely tradable and upon compliance by the Subscriber with the requirements of this Subscription Agreement, if requested by the Subscriber, the Company shall use commercially reasonable efforts to cause the transfer agent for the Subscribed Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Subscribed Shares and make a new, unlegended entry for such book entry Subscribed Shares sold or disposed of without restrictive legends within three (3) trading days of any such request therefor from the Subscriber, provided that the Company and the Transfer Agent have timely received from the Subscriber customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith. Subject to receipt from the Subscriber by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, including, if required by the Transfer Agent, an opinion of the Company’s counsel, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, the Subscriber may request that the Company remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Subscribed Shares. If restrictive legends are no longer required for such Subscribed Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this Section 5(l) and within two (2) trading days of any request therefor from the Subscriber accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Subscribed Shares. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.
Section 6.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is validly terminated in accordance with its terms, (b) upon the mutual written agreement of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2 of this Subscription Agreement are not satisfied on or prior to the Closing Date, and (d) December 7, 2022, if the Closing has not occurred by such date; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof. Upon the termination hereof in accordance with this Section 6, any monies paid by Subscriber to the Company in connection herewith shall promptly (and in any event within one (1) Business Day) be returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transaction shall have been consummated.
Section 7.   Trust Account Waiver.   Subscriber hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering (the “IPO”) dated August 3, 2021 available at www.sec.gov, the Company has established a trust account (the “Trust Account”) containing the proceeds of IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company, its public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its affiliates, hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this

Subscription Agreement, and (c) agrees that it will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to this Subscription Agreement. Subscriber acknowledges and agrees that such irrevocable waiver is a material inducement to the Company to enter into this Subscription Agreement, and further intends and understands such waiver to be valid, binding, and enforceable against Subscriber in accordance with applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Company or its Representatives, Subscriber hereby acknowledges and agrees that such claim shall not permit Subscriber (or any person claiming on Subscriber’s behalf or in lieu of Subscriber) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Nothing in this Section 7 shall be deemed to limit (i) Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account or for specific performance or other equitable relief, (ii) any claims that Subscriber may have in the future against the Company’s assets that are not held in the Trust Account or (iii) Subscriber’s right to distributions from the Trust Account in accordance with the Company’s certificate of incorporation in respect of any redemptions by Subscriber in respect of Class A Common Stock acquired by any means other than pursuant to this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this Section 7 shall survive termination of this Subscription Agreement.
Section 8.   Miscellaneous.
(a)   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day prior to 5:00 p.m. New York City time, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day or after 5:00 p.m. New York City time on a Business Day, (iii) one (1) Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(a).
(b)   Subscriber acknowledges that (i) the Company will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement and (ii) following the Closing, LanzaTech, will rely on the representations and warranties of the Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 8(b) shall not give the Company any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.
(c)   Each of the Company and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
(d)   Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.
(e)   Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and the rights set forth in Section 5 of this Subscription

Agreement) may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned by the Company. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person; provided, that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and provided further that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.
(f)   All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
(g)   The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company agrees to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange. Subscriber acknowledges that the Company may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of the Company or a registration statement of the Company.
(h)   This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.
(i)   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.
(j)   Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 5, Section 8(b), Section 8(c) and this Section 8(j) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
(k)   The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Merger Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce Subscriber’s obligations to fund the Subscription and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 8(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(l)   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(m)   No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.
(n)   This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(o)   This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.
(p)   EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.
(q)   The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(r)   This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.
(s)   If applicable, the Company shall, by 9:00 a.m., New York City time, by the fourth (4th) Business Day immediately following the date of this Subscription Agreement, file with the Commission a Current Report on Form 8-K (the “Disclosure Document”) disclosing all material terms of this Subscription Agreement and the transactions contemplated hereby, and any other material, nonpublic information that the Company has provided to Subscriber or any of Subscriber’s affiliates, attorneys, agents or representatives at any time prior to the filing of the Disclosure Document and including as exhibits to the Disclosure Document, the form of this Subscription Agreement (in each case, without redaction). Upon the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber and Subscriber’s affiliates, attorneys, agents and representatives shall not be in possession of any material, non-public information received from the Company or any of its affiliates, officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company or any of its respective affiliates. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, in which case of clause (A) or (B), the Company shall provide the Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with the Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the Commission).
(t)   The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, LanzaTech or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(u)   The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive.
(v)   The Company shall be responsible for paying all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment or issuance made under, from the execution, delivery, performance or enforcement of, or otherwise with respect to, this Subscription Agreement.
(w)   If any change in the Class A Common Stock shall occur between the date hereof and immediately prior to the Closing by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Subscribed Shares issued to Subscriber, and the Per Share Price for such Subscribed Shares, shall be appropriately adjusted to reflect such change.
[Signature pages follow.]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.
AMCI ACQUISITION CORP. II
By:

 Name:
 Title:
Address for Notices:
AMCI Acquisition Corp. II
600 Steamboat Road
Greenwich, CT 06830
Email:  [***]
Attention:  Nimesh Patel
with a copy (not to constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Email:  [***]
          [***]
Attention:
Joel Rubinstein
Elliott Smith

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Subscriber:	State/Country of Formation or Domicile:
By:
Name:
Title:
Name in which Subscribed Shares are to be registered (if different):	Date: October , 2022
Subscriber’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Email for notices:	Email for notices (if different):
Number of Shares of Class A Common Stock subscribed for:
Aggregate Purchase Price: $	Price Per Share: $10
[Signature Page to Subscription Agreement]

ANNEX A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Annex A should be completed and signed by Subscriber
and constitutes a part of the Subscription Agreement.
1.
QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐
Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐
We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

** OR **
2.
ACCREDITED INVESTOR STATUS (Please check each box)

☐
Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

☐
Subscriber is an “institutional account” within the meaning of FINRA Rule 4512(c).

** AND **
3.
AFFILIATE STATUS
(Please check the applicable box)

SUBSCRIBER:
☐
is:

☐
is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”
☐
Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐
Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐
Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐
Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐
Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐
Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐
Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

This Annex A should be completed by Subscriber and constitutes a part of the Subscription Agreement.

ANNEX H
AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER
This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of December 7, 2022, by and among (i) AMCI Acquisition Corp. II, a Delaware corporation (“Acquiror”), (ii) AMCI Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acquiror (“Merger Sub”), and (iii) LanzaTech NZ, Inc., a Delaware corporation (the “Company”). Acquiror, Merger Sub and the Company are sometimes collectively referred to herein as the “Parties”, and each of them is sometimes individually referred to herein as a “Party”.
WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated as of March 8, 2022 (the “Agreement”), pursuant to which, among other things and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Acquiror; and
WHEREAS, the Parties desire to amend certain provisions of the Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:
1.   Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed thereto in the Agreement, and this Amendment shall be governed by the provisions of Section 1.1 and Section 1.2 of the Agreement, mutatis mutandis (and in each case as the same are modified or amended in this Amendment).
2.   Each of the definitions of “Acquiror Closing Cash Amount,” “Minimum Acquiror Closing Cash Amount” and “SAFE Shares” in Section 1.1 of the Agreement is hereby amended and restated in its entirety to read, respectively, as follows:
“Acquiror Closing Cash Amount” means an amount, calculated as of the Closing, equal to the sum of (a) the amount of cash available in the Trust Account after deducting the Acquiror Share Redemption Amount, the amounts of Acquiror Transaction Expenses and Company Transaction Expenses and any other amount with respect to which Acquiror has Liability for payment at the Closing, plus (b) the PIPE Investment Amount, to the extent actually received and held by Acquiror as of the Closing, plus (c) the aggregate net proceeds from each of the SAFEs to the Company; provided that, other than as provided in the foregoing clause (c), Acquiror Closing Cash Amount shall not take into account any amount of cash or cash equivalents available and held by the Company or any of its Subsidiaries as of the Closing.
“Minimum Acquiror Closing Cash Amount” means $230,000,000.
“SAFE Shares” means any Company Share issued or that may be issuable under either SAFE or the SAFE Warrant, or with respect to which either SAFE is convertible or the SAFE Warrant is exercisable.
3.   Section 1.1 of the Agreement is hereby amended to include the following additional defined terms, inserted in alphabetical order among the remaining defined terms set forth therein:
“AM SAFE” means that certain LanzaTech NZ, Inc. SAFE (Simple Agreement for Future Equity) issued by the Company to ArcelorMittal XCarb S.à r.l. and dated December 8, 2021.
“Brookfield SAFE” means that certain LanzaTech NZ, Inc. SAFE (Simple Agreement for Future Equity) issued by the Company to BGTF LT Aggregator LP and dated October 2, 2022.
“SAFE” means each of the AM SAFE and Brookfield SAFE.
4.   Section 1.1 of the Agreement is hereby amended to delete the defined term “SAFE Note,” and each of the references to the term “SAFE Note” (a) in Sections 5.6(e) and 6.14 of the Agreement is hereby amended and replaced with a reference to the term “AM SAFE” and (b) in Section 7.1(d) is hereby amended and replaced with a reference to “applicable SAFE.”
5.   Section 3.2(b) of the Agreement is hereby amended and restated in its entirety, to read as follows:
(b) Not less than three (3) Business Days prior to the Closing Date, Acquiror shall prepare and deliver to the Company a statement setting forth Acquiror’s good faith determination of (i) the Acquiror Share Redemption Amount, (ii) the Acquiror Closing Cash Amount, (iii) Acquiror Transaction Expenses as of the Closing Date, (iv) the PIPE Investment Amount based on the Subscription Agreements in effect as of such time and (v) the aggregate number of Acquiror Class A Shares subject to Non-Redemption Agreements in effect as of such time multiplied by $10.00 (in each case, in reasonable detail and with reasonable supporting documentation to enable a review of such statement by the Company), including the respective amounts and wire transfer instructions for the payment of all Acquiror Transaction Expenses, together with corresponding invoices therefor.
6.   Section 4.3(e)(ii) of the Agreement is hereby amended and restated in its entirety, to read as follows:
(ii) if the number of Acquiror Common Shares that would be subject to any Assumed Warrant pursuant to Section 4.4(b) or the Brookfield SAFE pursuant to Section 4.4(c), in each case in the absence of this Section 4.3(e), is not a whole number, then such number shall be (A) rounded down to the nearest whole number in the event that the fractional Acquiror Common Share that otherwise would be so received is less than five-tenths (0.5) of an Acquiror Common Share and (B) rounded up to the nearest whole number in the event that the fractional Acquiror Common Share that otherwise would be so received is greater than or equal to five-tenths (0.5) of an Acquiror Common Share;
7.   Section 4.4 of the Agreement is hereby amended to (a) modify its heading to read “Treatment of Convertible Company Securities” and (b) include therein a new Section 4.4(c), to read as follows:
(c) To the extent the right of BGTF LT Aggregator LP to be issued Company Shares under the Brookfield SAFE remains unexercised thereunder immediately prior to the Effective Time, the Brookfield SAFE shall be assumed by Acquiror as of the Effective Time and shall remain in effect on the same terms and conditions (including as to vesting and exercisability) as are in effect immediately prior to the Effective Time and, subject to Section 4.3(e)(ii), the Brookfield SAFE shall thereafter entitle BGTF LT Aggregator LP to be issued such number of Acquiror Common Shares as is determined pursuant to the second sentence of Section 3(c)(ii) of the Brookfield SAFE, subject to the remaining terms and conditions set forth in the Brookfield SAFE.
8.   Section 5.6(e) of the Agreement is hereby amended and restated in its entirety, to read as follows:
(e) Except for the AM SAFE and, as of the Closing Date, the Brookfield SAFE, or as otherwise set forth in this Section 5.6 or in Section 5.6(e) of the Company Disclosure Letter, as of the date hereof, the Company has no outstanding (i) Equity Securities of the Company, (ii) subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for Equity Securities of the Company or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any Equity Securities of the Company, (iii) equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company, (iv) Contracts to which the Company is a party or by which the Company is bound obligating the Company to repurchase, redeem or otherwise acquire any Equity Securities of the Company, other than any Company Stockholder Agreement, the Company Incentive Plans, or any Company Equity Award, or (v) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, Equity Securities of the Company having the right to vote) on any matter on which the Company’s stockholders may vote.

9.   Section 9.3 of the Agreement is hereby amended and restated in its entirety, to read as follows:
Section 9.3.   Support of Transaction.   Without limiting any covenant contained in Article VII or Article VIII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to, (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another Party may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. In furtherance, and not in limitation, of the foregoing, in the event that it becomes reasonably apparent to the Parties that the condition set forth in Section 10.3(d) will not be satisfied, Acquiror shall use commercially reasonable efforts to enter into Non-Redemption Agreements or similar agreements, as may be necessary to satisfy the condition set forth in Section 10.3(d). Notwithstanding anything to the contrary contained herein, (i) no action taken by the Company under and in furtherance of this Section 9.3 will constitute a breach of Section 7.1, (ii) no action taken by Acquiror or Merger Sub under and in furtherance of this Section 9.3 will constitute a breach of Section 8.5 and (iii) in no event shall Acquiror, Merger Sub or the Company be obligated to bear any expense or pay any amount (except for any filing or registration fee with a Governmental Authority) or grant any concession in connection with obtaining any such consents or approvals.
10.   Section 11.1(b)(ii) of the Agreement is hereby amended to modify the date defined as the “Outside Date” therein, to read as follows:
(ii) if the Closing has not occurred before 5:00 p.m., Eastern Time, on February 28, 2023 (the “Outside Date”); provided that (A) if any Action for specific performance or other equitable relief by the Company with respect to this Agreement or any Ancillary Agreement or any of the transaction contemplated hereby or thereby is pending in a court specified in Section 12.14(a) as of the Outside Date, then the Outside Date shall be automatically extended until 5:00 p.m., Eastern Time, on the date that is the earlier of (x) 30 days after the date on which a final, non-appealable Governmental Order has been entered with respect to such Action and (y) the Business Combination Deadline Date, and such extended time shall be the “Outside Date” for all purposes under this Agreement, and (B) the right to terminate this Agreement pursuant to this Section 11.1(b)(ii) shall not be available to a Party if such Party’s breach of any of its obligations under this Agreement is the primary cause of the failure of the Closing to have occurred before the Outside Date; or
11.   Each of Sections 3.2(c) and 11.1(c)(ii) of the Agreement is hereby deleted in its entirety.
12.   Except as expressly amended hereby, the Agreement is not amended, modified or affected by this Amendment, and the Agreement, and the rights and obligations of the Parties thereunder, remain in full force and effect in all respects.
13.   In the event of any conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall prevail. Upon the effectiveness of this Amendment, each reference in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import shall mean and be a reference to the Agreement as amended hereby, and each reference to the Agreement in any other document, instrument or agreement executed or delivered in connection with the Agreement shall mean and be a reference to the Agreement as amended hereby.
14.   This Amendment, and all claims or causes of action based upon, arising out of, or related to this Amendment (whether based on contract, tort, equity or otherwise), shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws (whether of the State of Delaware or of any other jurisdiction) to the extent such principles or rules would require or permit the application of Laws of a jurisdiction other than the State of Delaware.
15.   Any Action based upon, arising out of or related to this Amendment shall be finally resolved pursuant to Section 12.14 of the Agreement, which is hereby incorporated by reference and shall apply to this Amendment as if set forth herein in its entirety, mutatis mutandis.

16.   This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Amendment.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first written above.
AMCI ACQUISITION CORP. II
By:	/s/ Nimesh Patel
	Name:	Nimesh Patel
	Title:	Chief Executive Officer
AMCI MERGER SUB, INC.
By:	/s/ Nimesh Patel
	Name:	Nimesh Patel
	Title:	President
LANZATECH NZ, INC.
By:	/s/ Jennifer Holmgren
	Name:	Jennifer Holmgren
	Title:	Chief Executive Officer
[Signature Page of Amendment No. 1 to Agreement and Plan of Merger]

Annex I
AMENDMENT NO. 1
TO
SPONSOR SUPPORT AGREEMENT
This AMENDMENT NO. 1 TO SPONSOR SUPPORT AGREEMENT (this “Amendment”) is made and entered into as of December 7, 2022, by and among (i) AMCI Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), (ii) AMCI Acquisition Corp. II, a Delaware corporation (“Acquiror”), (iii) LanzaTech NZ, Inc., a Delaware corporation (the “Company”), and (iv) the Persons identified on Schedule I attached to the Agreement (as defined below) (together with the Sponsor, the “Insider Holders”). Acquiror, the Insider Holders and the Company are sometimes collectively referred to herein as the “Parties”, and each of them is sometimes individually referred to herein as a “Party”.
WHEREAS, the Parties have entered into that certain Sponsor Support Agreement, dated as of March 8, 2022 (the “Agreement”); and
WHEREAS, the Parties desire to amend certain provisions of the Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:
1.   Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed thereto in the Agreement, and this Amendment shall be governed by the provisions of Sections 3.1 and 3.2 of the Agreement, mutatis mutandis (and in each case as the same are modified or amended in this Amendment).
2.   The definition of “Forfeited Promote Shares” in Section 3.1 of the Agreement is hereby amended and restated in its entirety to read as follows:
“Forfeited Promote Shares” means a number of the Promote Shares equal to: (i) the product of (A) one third (1/3) of the Promote Shares multiplied by (B) a percentage equal to the product of (I) the Redemption Percentage minus 50% multiplied by (II) two (2); minus (ii) the aggregate number of Promote Shares subject to Transfer to holders of Acquiror Class A Shares pursuant to the Non-Redemption Agreements; provided that the number of Promote Shares counted in the foregoing clause (ii) shall not exceed 1,250,000 in the aggregate. An illustrative example setting forth the calculation of the Forfeited Promote Shares (assuming that no Promote Shares are subject to Transfer to holders of Acquiror Class A Shares pursuant to the Non-Redemption Agreements) is set forth on Exhibit A attached hereto.
3.   Except as expressly amended hereby, the Agreement is not amended, modified or affected by this Amendment, and the Agreement, and the rights and obligations of the Parties thereunder, remain in full force and effect in all respects.
4.   In the event of any conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall prevail. Upon the effectiveness of this Amendment, each reference in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import shall mean and be a reference to the Agreement as amended hereby, and each reference to the Agreement in any other document, instrument or agreement executed or delivered in connection with the Agreement shall mean and be a reference to the Agreement as amended hereby.
5.   This Amendment, and all claims or causes of action based upon, arising out of, or related to this Amendment (whether based on contract, tort, equity or otherwise), shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws (whether of the State of Delaware or of any other jurisdiction) to the extent such principles or rules would require or permit the application of Laws of a jurisdiction other than the State of Delaware.
6.   Any Action based upon, arising out of or related to this Amendment shall be finally resolved pursuant to Section 3.9 of the Agreement, which is hereby incorporated by reference and shall apply to this Amendment as if set forth herein in its entirety, mutatis mutandis.

7.   This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Amendment.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first written above.
INSIDER HOLDERS
SPONSOR:
AMCI SPONSOR II LLC
By:
/s/ Nimesh Patel

Name:
Nimesh Patel

Title:
Sole Managing Member

AMCI Group, LLC Series 35
By:
/s/ Hans Mende

Name:
Hans Mende

Title:
Authorized Signatory

/s/ Nimesh Patel

Name:
Nimesh Patel

/s/ Brian Beem

Name:
Brian Beem

/s/ Patrick Murphy

Name:
Patrick Murphy

/s/ Walker Woodson

Name:
Walker Woodson

/s/ Kate Burson

Name:
Kate Burson

/s/ Adrian Paterson

Name:
Adrian Paterson

/s/ Mark Pinho

Name:
Mark Pinho

[Signature Page of Amendment No. 1 to Sponsor Support Agreement]

/s/ Jill Watz

Name:
Jill Watz

/s/ Morgan Holmes

Name:
Morgan Holmes

/s/ Henry Copses

Name:
Henry Copses

[Signature Page of Amendment No. 1 to Sponsor Support Agreement]

ACQUIROR:
AMCI ACQUISITION CORP. II
By:
/s/ Nimesh Patel

Name:
Nimesh Patel

Title:
Chief Executive Officer

[Signature Page of Amendment No. 1 to Sponsor Support Agreement]

COMPANY:
LANZATECH NZ, INC.
By:
/s/ Jennifer Holmgren

Name:
Jennifer Holmgren

Title:
Chief Executive Officer

[Signature Page of Amendment No. 1 to Sponsor Support Agreement]

Annex J
AMENDMENT AND CONSENT
This Amendment and Consent (this “Amendment and Consent”) is entered into on                  , 2022, by and between AMCI Acquisition Corp. II, a Delaware corporation (the “Company”), and the undersigned subscriber (“Subscriber”).
WHEREAS, the Company and Subscriber entered into that certain Subscription Agreement, dated as of March 8, 2022 (the “Subscription Agreement”), pursuant to which Subscriber agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Subscriber, that number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), set forth on the signature page thereto (the “Subscribed Shares”), for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”);
WHEREAS, on March 8, 2022, the Company entered into a definitive agreement with LanzaTech NZ, Inc., a Delaware corporation (“LanzaTech”), and the other parties thereto, providing for a business combination between the Company and LanzaTech (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”);
WHEREAS, the Company desires to amend the Merger Agreement in the form attached hereto as Annex A (the “Merger Agreement Amendment”) and, pursuant to Section 2(e) of the Subscription Agreement, the consent of Subscriber in writing is required in order to amend certain provisions of the Merger Agreement; and
WHEREAS, the Company and Subscriber desire to amend the Subscription Agreement in order to align its terms with the proposed amendment to the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the Company and Subscriber hereto hereby agree as follows:
1.   Capitalized terms used in this Amendment and Consent but not otherwise defined herein have the meanings ascribed thereto in the Subscription Agreement.
2.   Subscriber hereby consents, for all purposes under the Subscription Agreement, to the Merger Agreement Amendment, in the form attached hereto as Annex A.
3.   Effective as of the effective date of the Merger Agreement Amendment, the first recital of the Subscription Agreement shall be amended to include the words “as amended, amended and restated or supplemented from time to time” immediately before the words “the ‘Merger Agreement’”.
4.   Effective as of the effective date of the Merger Agreement Amendment, Section 6 of the Subscription Agreement shall be amended to replace “December 7, 2022” with “February 28, 2023”.
5.   Except as expressly amended hereby, the Subscription Agreement shall not be amended, modified or affected by this Amendment and Consent, and the Subscription Agreement, and the rights and obligations of the Company and Subscriber thereunder, shall remain in full force and effect in all respects.
6.   In the event of any conflict between the terms of this Amendment and Consent and the terms of the Subscription Agreement, the terms of this Amendment and Consent shall prevail. Upon the effectiveness of this Amendment and Consent, each reference in the Subscription Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import shall mean and be a reference to the Subscription Agreement as amended hereby, and each reference to the Subscription Agreement in any other document, instrument or agreement executed or delivered in connection with the Subscription Agreement shall mean and be a reference to the Subscription Agreement as amended hereby.
7.   This Amendment and Consent shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the laws of any other state.

8.   Any Action based upon, arising out of or related to this Amendment and Consent shall be finally resolved pursuant to Sections 8(q)-(r) of the Subscription Agreement, which are hereby incorporated by reference and shall apply to this Amendment and Consent as if set forth herein in their entirety, mutatis mutandis.
9.   This Amendment and Consent may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company and Subscriber have caused this Amendment and Consent to be duly executed as of the date first written above.
AMCI ACQUISITION CORP. II
By:

 Name:
 Title:
SUBSCRIBER
Name of Subscriber:
By:

Name:
Title:
[Signature Page to Amendment and Consent]

Annex K
AMENDMENT AND CONSENT
This Amendment and Consent (this “Amendment and Consent”) is entered into on                  , 2022, by and between AMCI Acquisition Corp. II, a Delaware corporation (the “Company”), and the undersigned subscriber (“Subscriber”).
WHEREAS, the Company and Subscriber entered into that certain Subscription Agreement, dated as of October 18, 2022 (the “Subscription Agreement”), pursuant to which Subscriber agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Subscriber, that number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), set forth on the signature page thereto (the “Subscribed Shares”), for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”);
WHEREAS, on March 8, 2022, the Company entered into a definitive agreement with LanzaTech NZ, Inc., a Delaware corporation (“LanzaTech”), and the other parties thereto, providing for a business combination between the Company and LanzaTech (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”);
WHEREAS, the Company desires to amend the Merger Agreement in the form attached hereto as Annex A (the “Merger Agreement Amendment”) and, pursuant to Section 2(e) of the Subscription Agreement, the consent of Subscriber in writing is required in order to amend certain provisions of the Merger Agreement; and
WHEREAS, the Company and Subscriber desire to amend the Subscription Agreement in order to align its terms with the proposed amendment to the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the Company and Subscriber hereto hereby agree as follows:
1.   Capitalized terms used in this Amendment and Consent but not otherwise defined herein have the meanings ascribed thereto in the Subscription Agreement.
2.   Subscriber hereby consents, for all purposes under the Subscription Agreement, to the Merger Agreement Amendment, in the form attached hereto as Annex A.
3.   Effective as of the effective date of the Merger Agreement Amendment, the first recital of the Subscription Agreement shall be amended to include the words “as amended, amended and restated or supplemented from time to time” immediately before the words “the ‘Merger Agreement’”.
4.   Effective as of the effective date of the Merger Agreement Amendment, Section 6 of the Subscription Agreement shall be amended to replace “December 7, 2022” with “February 28, 2023”.
5.   Except as expressly amended hereby, the Subscription Agreement shall not be amended, modified or affected by this Amendment and Consent, and the Subscription Agreement, and the rights and obligations of the Company and Subscriber thereunder, shall remain in full force and effect in all respects.
6.   In the event of any conflict between the terms of this Amendment and Consent and the terms of the Subscription Agreement, the terms of this Amendment and Consent shall prevail. Upon the effectiveness of this Amendment and Consent, each reference in the Subscription Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import shall mean and be a reference to the Subscription Agreement as amended hereby, and each reference to the Subscription Agreement in any other document, instrument or agreement executed or delivered in connection with the Subscription Agreement shall mean and be a reference to the Subscription Agreement as amended hereby.
7.   This Amendment and Consent shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the laws of any other state.

8.   Any Action based upon, arising out of or related to this Amendment and Consent shall be finally resolved pursuant to Sections 8(p)-(q) of the Subscription Agreement, which are hereby incorporated by reference and shall apply to this Amendment and Consent as if set forth herein in their entirety, mutatis mutandis.
9.   This Amendment and Consent may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company and Subscriber have caused this Amendment and Consent to be duly executed as of the date first written above.
AMCI ACQUISITION CORP. II
By:

 Name:
 Title:
SUBSCRIBER
Name of Subscriber:
By:

Name:
Title:
[Signature Page to Amendment and Consent]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
In accordance with Section 102(b)(7) of the DGCL, the Current Charter provides that a director will not be personally liable to AMCI or the AMCI Stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to AMCI or the AMCI Stockholders, (ii) for acts or omissions in bad faith or which involve knowing and intentional violations of law, (iii) for any authorizations of unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
The Current Charter provides that AMCI will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.
AMCI has entered into indemnification agreements with each of its current directors and executive officers. These agreements require AMCI to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to AMCI, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The Proposed Charter provides that New LanzaTech will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.
In addition, effective upon the consummation of the Business Combination, New LanzaTech will have entered into indemnification agreements with directors, officers and some employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New LanzaTech, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.   Exhibits and Financial Statement Schedules.
The following exhibits are filed as part of this registration statement:
Exhibit	Description
2.1†
Merger Agreement, dated as of March 8, 2022, by and among AMCI Acquisition Corp. II, AMCI Merger Sub, Inc. and LanzaTech NZ, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).

2.2	Amendment No. 1 to Merger Agreement, dated as of December 7, 2022, by and among AMCI Acquisition Corp. II, AMCI Merger Sub, Inc. and LanzaTech NZ, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex H).
3.1**	Amended and Restated Certificate of Incorporation of AMCI Acquisition Corp. II, (incorporated by reference to Exhibit 3.1 of AMCI’s Current Report on Form 8-K (File No. 001-40282), filed with the SEC on August 6, 2021).
3.2.1**	Bylaws of AMCI Acquisition Corp. II (incorporated by reference to Exhibit 3.3 of AMCI’s Form S-1 (File No. 333-253107), filed with the SEC on February 12, 2021).
3.2.2	Form of Bylaws of New LanzaTech (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex F).
3.3	Form of Proposed Charter (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex B).
4.1**
Warrant Agreement, dated as of August 3, 2021, between AMCI Acquisition Corp. II and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of AMCI Acquisition Corp. II’s Current Report on Form 8-K (File No. 001-40282), filed with the SEC on August 6, 2021).

5.1	Opinion of White & Case LLP as to the validity of the securities being registered.
8.1*	Opinion of White & Case LLP regarding certain federal income tax matters.
10.1	Form of Initial Subscription Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex C).
10.1.1†	Form of Amendment and Consent of Initial PIPE Investors (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex J).
10.2**	Sponsor Support Agreement, dated as of March 8, 2022, by and among AMCI Sponsor II LLC, LanzaTech NZ, Inc., AMCI Acquisition Corp. II and certain of its stockholders (incorporated by reference to Exhibit 10.4 of AMCI’s Current Report on Form 8-K (File No. 001-40282), filed with the SEC on March 8, 2022).
10.2.1	Amendment No. 1 to Sponsor Support Agreement, dated as of December 7, 2022, by and among AMCI Sponsor II LLC, LanzaTech NZ, Inc., AMCI Acquisition Corp. II and certain of its stockholders (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex I).
10.3**	Company Stockholder Support Agreement, dated as of March 8, 2022, by and among AMCI Acquisition Corp. II and certain stockholders of LanzaTech NZ, Inc. (incorporated by reference to Exhibit 10.3 of AMCI’s Current Report on Form 8-K (File No. 001-40282), filed with the SEC on March 8, 2022).
10.4	Form of LanzaTech 2023 Long-Term Incentive Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D).
10.4.1+**	Form of Stock Option Agreement under the LanzaTech 2023 Long-Term Incentive Plan.
10.4.2+**	Form of Time-Vested Restricted Stock Unit Agreement under the LanzaTech 2023 Long-Term Incentive Plan.
10.4.3+**	Form of Director Restricted Stock Unit Agreement under the LanzaTech 2023 Long-Term Incentive Plan.

Exhibit	Description
10.4.4+**	Form of Time- and Performance-Vested Restricted Stock Unit Agreement under the LanzaTech 2023 Long-Term Incentive Plan.
10.5**	Registration Rights Agreement, dated August 3, 2021, by and among AMCI Acquisition Corp. II, its officers, its directors, AMCI Sponsor II LLC, Walker Woodson and AMCI Group, LLC Series 35 (incorporated by reference to Exhibit 10.3 of AMCI Acquisition Corp. II’s Current Report on Form 8-K (File No. 001-40282), filed with the SEC on August 6, 2021).
10.6	Form of Registration Rights Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex E).
10.7**	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.5 of AMCI’s Current Report on Form 8-K (File No. 001-40282), filed with the SEC on March 8, 2022).
10.8**	Investment Management Trust Agreement, dated August 3, 2021, by and between AMCI Acquisition Corp. II and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 of AMCI Acquisition Corp. II’s Current Report on Form 8-K (File No. 001-40282), filed with the SEC on August 6, 2021).
10.9**	Administrative Support Agreement, dated August 3, 2021, by and among AMCI Acquisition Corp. II and AMCI Sponsor II LLC (incorporated by reference to Exhibit 10.5 of AMCI Acquisition Corp. II’s Current Report on Form 8-K (File No. 001-40282), filed with the SEC on August 6, 2021).
10.10**	Form of Letter Agreement between the Initial Stockholders and each Anchor Investor (incorporated by reference to Exhibit 10.9 of AMCI’s Form S-1/A (File No. 333-253107), filed with the SEC on June 14, 2021).
10.11**	Convertible Promissory Note, dated March 28, 2022, by and between AMCI Acquisition
Corp. II and AMCI Sponsor II LLC (incorporated by reference to Exhibit 10.1 of AMCI Acquisition Corp. II’s Current Report on Form 8-K (File No. 001-40282), filed with the SEC on March 28, 2022).
10.12#**	Exclusive Patent License Agreement, dated September 13, 2018, by and between Battelle Memorial Institute and LanzaTech, Inc.
10.12.1#**	Letter Amendment 1, dated January 13, 2020, between Battelle Memorial Institute and LanzaTech, Inc.
10.12.2#**	Clarification Letter, dated April 24, 2020, between Battelle Memorial Institute and LanzaTech, Inc.
10.13#†**	Amended and Restated Investment Agreement, dated April 2, 2021, by and among LanzaTech, Inc., LanzaJet, Inc., Mitsui & Co., Ltd., Suncor Energy Inc., British Airways PLC and Shell Ventures LLC.
10.14#†**	Intellectual Property and Technology License Agreement, dated May 28, 2020, between LanzaTech, Inc. and LanzaJet, Inc.
10.15#†**	Amended and Restated Stockholders’ Agreement, dated April 2, 2021, by and among LanzaJet, Inc., LanzaTech, Inc., Mitsui & Co., Ltd., Suncor Energy Inc., British Airways PLC, and Shell Ventures LLC.
10.16#**	Amended and Restated Alliance Agreement, dated February 15, 2022, by and between LanzaTech NZ, Inc. and Mitsui & Co., Ltd.
10.16.1#**	Amendment No. 1 to Amended and Restated Alliance Agreement, dated March 24, 2022, by and between LanzaTech NZ, Inc. and Mitsui & Co., Ltd.
10.16.2#**	Amendment No. 2 to Amended and Restated Alliance Agreement, dated October 2, 2022, by and between LanzaTech NZ, Inc. and Mitsui & Co., Ltd
10.17#**	Articles of Association of Beijing Shougang LanzaTech Technology Co., Ltd.
10.18**	Side Letter Agreement, dated November 3, 2021, by and among Beijing Shougang LanzaTech Technology Co., Ltd., Mitsui & Co., Ltd., and LanzaTech Hong Kong Limited.

Exhibit	Description
10.19#**	2021 Intellectual Property Rights License Agreement, dated September 6, 2021, between Beijing Shougang LanzaTech Technology Co., Ltd. and LanzaTech Hong Kong Limited.
10.19.1**	Amendment No. 1 to 2021 Intellectual Property License Agreement, dated January 14, 2022, between Beijing Shougang LanzaTech Technology Co., Ltd. and LanzaTech Hong Kong Limited.
10.20#**	Letter Agreement, dated April 12, 2021, among LanzaTech New Zealand Limited, LanzaTech Hong Kong Limited, Sinopec Capital Co, Ltd and Beijing Shougang-LanzaTech Technology Co., Ltd.
10.21#†**	Grant Agreement, dated October 7, 2020, among the European Climate, Infrastructure and Environmental Executive Agency, SkyNRG BV, RSB Roundtable on Sustainable Biomaterials Association, LanzaTech BV, E4tech UK Ltd, and Fraunhofer Gesellschaft zur Forderung der Angewandten Forschung E.V.
10.22#**	Memorandum of Understanding, dated June 20, 2018, between Sekisui Chemical Co., Ltd. and LanzaTech, Inc.
10.23#**	Term Sheet, dated February 21, 2020, between Sekisui Chemical Co., Ltd. and LanzaTech, Inc.
10.24#**	Letter of Agreement, dated December 4, 2017, between LanzaTech, Inc. and IndianOil Corporation Limited.
10.25#**	Master Licensing Agreement, dated October 6, 2020, between Suncor Energy Inc. and LanzaTech, Inc.
10.25.1**	Amendment No. 1 to Master Licensing Agreement, dated October 2, 2022, between Suncor Energy Inc. and LanzaTech, Inc.
10.26+**	Executive Employment Agreement, dated April 20, 2010, between Dr. Jennifer Holmgren and LanzaTech, Inc.
10.26.1+**	Letter from LanzaTech, Inc. to Dr. Jennifer Holmgren, dated May 17, 2021.
10.26.2+†	Executive Employment Agreement, dated December 20, 2022, between Dr. Jennifer Holmgren and LanzaTech Global, Inc.
10.27+**	Employment Agreement, dated October 21, 2013, between Dr. Sean Simpson and LanzaTech, Inc.
10.27.1+**	Letter from LanzaTech, Inc. to Dr. Sean Simpson, dated January 6, 2020.
10.28+**	Employment Agreement, dated May 28, 2021, between Geoff Trukenbrod and LanzaTech, Inc.
10.28.1+†	Executive Employment Agreement, dated December 21. 2022, between Geoff Trukenbrod and LanzaTech Global, Inc.
10.29+**	Deed Poll Relating to Option Schemes Established by LanzaTech New Zealand Limited and LanzaTech New Zealand Limited 2006 Share Option Scheme.
10.29.1+**	Deed of Amendment to Deed Poll Relating to Option Schemes Established by LanzaTech New Zealand Limited, dated September 12, 2011.
10.29.2+**	Deed of Amendment to Deed Poll Relating to Option Schemes Established by LanzaTech New Zealand Limited, dated January 8, 2016.
10.29.3+**	Deed of Amendment to Deed Poll Relating to Option Schemes Established by LanzaTech New Zealand Limited, dated October 28, 2021.
10.30+**	LanzaTech New Zealand Limited 2011 Stock Plan.
10.30.1+**	Form of Stock Option Agreement under the LanzaTech New Zealand Limited 2011 Stock Plan.
10.30.2+**	Form of Stock Option Agreement under the LanzaTech New Zealand Limited 2011 Stock Plan (New Zealand employees).

Exhibit	Description
10.31+**	LanzaTech New Zealand Limited 2013 Stock Plan.
10.31.1+**	Form of Stock Option Agreement under the LanzaTech New Zealand Limited 2013 Stock Plan.
10.31.2+**	Form of Stock Option Agreement under the LanzaTech New Zealand Limited 2013 Stock Plan (New Zealand employees).
10.32+**	LanzaTech New Zealand Limited 2015 Stock Plan.
10.32.1+**	Form of Stock Option Agreement under the LanzaTech New Zealand Limited 2015 Stock Plan.
10.33+**	LanzaTech NZ, Inc. 2019 Stock Plan.
10.33.1+†**	Form of Notice of Grant and Subscription for Stock Option under the LanzaTech NZ, Inc. 2019 Stock Plan.
10.33.2+†**	Form of Notice of Restricted Stock Grant under the LanzaTech NZ, Inc. 2019 Stock Plan.
10.33.3+**	Form of Stock Option Agreement under the LanzaTech NZ, Inc. 2019 Stock Plan.
10.34+**	Amendment to LanzaTech New Zealand Limited Stock Option Award Agreements, dated October 28, 2021.
10.35+**	Annual Bonus Plan.
10.36+	Form of indemnification agreement between LanzaTech Global, Inc. and each of its directors and officers.
10.37#†**	Framework Agreement, dated as of October 2, 2022, by and between LanzaTech, Inc. and BGTF LT Aggregator LP.
10.38#†**	Simple Agreement for Future Equity, dated as of October 2, 2022, by and between LanzaTech NZ, Inc. and BGTF LT Aggregator LP.
10.39#**	Cooperation Letter Agreement, dated as of October 2, 2022, by and between LanzaTech, Inc., Suncor Energy, Inc. and BGTF LT Aggregator LP.
10.40	Form of Additional Subscription Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex G).
10.40.1†	Form of Amendment and Consent of Additional PIPE Investors (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex K).
10.41+**	LanzaTech U.S. Executive Severance Plan.
10.42†#**
Grant Agreement, by and between LanzaTech UK Limited and the Secretary of State for Transport, dated December 12, 2022 (incorporated by reference to Exhibit 10.1 of AMCI Acquisition Corp. II’s Current Report on Form 8-K (File No. 001-40282), filed with the SEC on December 16, 2022).

10.43†#	Note Purchase Agreement, dated November 9, 2022, by and among LanzaJet Freedom Pines Fuels LLC, LanzaTech, Inc. and the other purchasers named therein.
23.1	Consent of Marcum LLP, independent registered public accounting firm of AMCI Acquisition Corp. II.
23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm to LanzaTech NZ, Inc.
23.3	Consents of White & Case LLP (included in Exhibit 5.1 and 8.1 hereto).
24.1**	Power of Attorney (included on signature page to the initial filing of this registration statement).
99.1	Form of Preliminary Proxy Card.
99.2**	Consent of Dr. Jennifer Holmgren.
99.3	Consent of Nigel Gormly.
99.4	Consent of Jim Messina.

Exhibit	Description
99.5	Consent of Dorri McWhorter.
99.6	Consent of Barbara Byrne.
99.7	Consent of Gary Rieschel.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
107**	Calculation of Filing Fee

†
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*
To be filed by amendment.

**
Previously filed.

#
Certain confidential information contained in this exhibit, marked by brackets, has been redacted in accordance with Regulation S-K Item 601(b) because the information (i) is not material and (ii) would be competitively harmful if disclosed.

+
Management contract or compensatory plan or arrangement.

Item 22.   Undertakings.
The undersigned registrant hereby undertakes:
(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
ii.   To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of proxy statement/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement;
iii.   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
i.   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(8)   That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on the 22nd day of December, 2022.
AMCI ACQUISITION CORP. II
By:	/s/ Nimesh Patel
	Name:	Nimesh Patel
	Title:	Chief Executive Officer and Director
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
Name	Title	Date
/s/ Nimesh Patel Nimesh Patel	Chief Executive Officer and Director (Principal Executive Officer)	December 22, 2022
/s/ Patrick Murphy Patrick Murphy	Chief Financial Officer and (Principal Financial and Accounting Officer)	December 22, 2022
* Brian Beem	President and Director	December 22, 2022
* Hans Mende	Director	December 22, 2022
* Adrian Paterson	Director	December 22, 2022
* Jill Watz	Director	December 22, 2022
* Kate Burson	Director	December 22, 2022
* Mark Pinho	Director	December 22, 2022
*By:	/s/ Nimesh Patel Nimesh Patel Attorney-in-fact